Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-140443

To the stockholders of Valentis, Inc. and Urigen N.A., Inc.:

The boards of directors of Valentis, Inc., referred to herein as Valentis, and Urigen N.A., Inc., referred to herein as Urigen, have each unanimously approved the merger agreement between Valentis, Urigen and Valentis Holdings, Inc., referred to herein as Valentis Holdings, a direct wholly-owned subsidiary of Valentis, pursuant to which Valentis Holdings will merge with and into Urigen and Urigen will survive the merger as a wholly-owned subsidiary of Valentis.

If the merger is consummated, each Urigen stockholder, with the exception of the holders of Urigen Series B preferred stock, will receive, in exchange for each share of Urigen common stock held or deemed to be held by such stockholder immediately prior to the closing of the merger, a number of shares of Valentis common stock equal to two times the quotient obtained by dividing the number of fully diluted shares of Valentis common stock issued and outstanding immediately prior to the closing of the merger by the number of fully diluted shares of Urigen common stock issued and outstanding immediately prior to the closing of the merger (excluding in all cases Urigen dissenting shares), subject to cash payment in lieu of the issuance of fractional shares. Each share of the Series B preferred stock of Urigen shall be exchanged directly for the number of shares of Valentis common stock equal to five times the number of shares of Valentis common stock to be issued in the merger in exchange for each share of Urigen common stock, subject to cash payment in lieu of the issuance of fractional shares. In addition, if Valentis has less than $1.0 million in cash (including cash equivalents having immediate maturity net of any penalty), or less than $1.0 million in net worth (defined as net assets minus net liabilities) at the closing of the merger, then, in addition to the shares issuable to Urigen stockholders as described above, Urigen stockholders will receive on a pro rata basis additional shares of Valentis common stock equal to the amount obtained by dividing (i) the difference between $1.0 million and Valentis’ actual cash (including cash equivalents having immediate maturity net of any penalty) or net worth as of the closing of the merger, whichever difference is greater, by (ii) $0.38, which was the weighted average price of Valentis’ common stock for the 30-day period immediately prior to the first public announcement of the merger.

The merger agreement further provides that each outstanding stock option, warrant, and other right to purchase or acquire the capital stock of Urigen will be exercised, waived or released, or will be be exchanged for shares of Valentis common stock pursuant to the exchange ratio discussed above. Additionally, all outstanding non-derivative securities exchangeable for or convertible into capital stock of Urigen will be exchanged for or converted into Urigen common stock prior to the merger or will be exchanged directly for Valentis common stock.

On May 17, 2007, Valentis received a letter from the Nasdaq Stock Market, or Nasdaq, formally notifying Valentis that the Nasdaq Listing Qualifications Panel, or the Panel, determined to delist Valentis’ common stock from the Nasdaq Capital Market and would suspend trading of Valentis’ common stock on the Nasdaq Capital Market, effective at the open of business on May 21, 2007. The Panel made this determination due to Valentis’ failure to achieve certain milestones under its plan of compliance, as presented to the Panel at a hearing on March 1, 2007, by certain specified dates.

Valentis has initiated the process of transferring the quotation of its common stock to the Over-The-Counter Bulletin Board, or the OTC Bulletin Board, maintained by the National Association of Securities Dealers, Inc., or the NASD. To facilitate the transition, and in accordance with Rule 15c2-11 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, Empire Financial Group, Inc., a market-making firm, has submitted a Form 211 to initiate Valentis’ quotation on the OTC Bulletin Board to the NASD for its review. The NASD has not yet approved the Form 211. Pending the NASD’s approval of the Form 211, Valentis’ common stock will be quoted on the National Quotation Bureau’s Pink Sheets under the symbol “VLTS.PK.” On June 7, 2007, the closing price of Valentis common stock was $0.15 per share. Urigen is a privately-held company and there is currently no public market for its securities.

This joint proxy statement/prospectus provides you with detailed information concerning Valentis, Urigen and the merger transaction. Please give all the information contained in this joint proxy statement/prospectus your careful attention. In particular, you should carefully consider the discussion in the section entitled “Risk Factors” beginning on page 15 of this joint proxy statement/prospectus.

Benjamin F. McGraw, III, Pharm.D. President, Chief Executive Officer and Treasurer Valentis, Inc.	William J. Garner, M.D. President and Chief Executive Officer Urigen N.A., Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares to be issued under this proxy statement/prospectus or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated June 12, 2007 and was first mailed to stockholders of Valentis and Urigen on or about June 14, 2007.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Valentis and Urigen that is not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You may obtain documents related to Valentis and Urigen, without charge, by requesting them in writing or by telephone from the appropriate company.

Requests for documents relating to Valentis should be directed to:	Requests for documents relating to Urigen should be directed to:
Valentis, Inc. Investor Relations 533 Airport Blvd., Suite 400 Burlingame, California 94010 (650) 548-2672	Urigen N.A., Inc. c/o The Investor Relations Group, Inc. 11 Stone Street, 3rd Floor New York, New York 10004 Phone: (212) 825-3210

In order to receive timely delivery of requested documents in advance of the stockholder meetings, Urigen stockholders should make their requests no later than June 21, 2007 and Valentis stockholders should make their requests no later than June 21, 2007.

Valentis, Inc.
533 Airport Blvd., Suite 400
Burlingame, CA 94010

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 28, 2007

TO THE VALENTIS STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that Valentis will hold an annual meeting of its stockholders on June 28, 2007 at 10:00 a.m., Pacific time, at the offices of Valentis, 533 Airport Blvd., Suite 400, Burlingame, California 94010, for the following purposes:

1.     To consider and vote upon a proposal to approve the issuance of Valentis common stock to Urigen stockholders and the resulting change in control of Valentis pursuant to the Agreement and Plan of Merger, dated October 5, 2006, as amended February 1, 2007, March 28, 2007 and May 14, 2007, by and among Valentis, Valentis Holdings and Urigen, a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus, pursuant to which Valentis Holdings will merge with and into Urigen, with Urigen surviving the merger as a wholly-owned subsidiary of Valentis.

2.     To provide the Valentis board of directors with discretion to amend Valentis’ amended and restated certificate of incorporation to effect a reverse split of the issued and outstanding shares of Valentis common stock, at a ratio to be determined by the Valentis board of directors from a range of 15:1 to 70:1, as described in the accompanying joint proxy statement/prospectus.

3.     To elect three named nominees to the Valentis board of directors, to hold office until the 2009 annual meeting of stockholders or until their respective successors are elected or appointed and qualified, as described in the accompanying joint proxy statement/prospectus; provided, however, that if the merger is completed, it is anticipated that the Valentis board of directors will consist of the eight people identified in the accompanying joint proxy statement/prospectus, two of whom, Benjamin F. McGraw, III, Pharm.D. and George M. Lasezkay, Pharm.D., J.D., are listed nominees.

4.     To ratify the selection of Ernst & Young LLP as Valentis’ independent auditors for the fiscal year ending June 30, 2007, as described in the accompanying joint proxy statement/prospectus.

5.     To consider and act upon a proposal to approve, if necessary, an adjournment of the Valentis annual meeting to solicit additional proxies in favor of the proposals outlined above.

6.     To consider and act upon such other business and matters or proposals as may properly come before the annual meeting or any adjournments or postponements thereof.

The board of directors of Valentis has fixed May 15, 2007 as the record date for determining which stockholders have the right to receive notice of and to vote at the Valentis annual meeting or any adjournments or postponements thereof. Only holders of record of shares of Valentis common stock at the close of business on the record date have the right to receive notice of and to vote at the Valentis annual meeting. At the close of business on the record date, Valentis had 17,064,627 shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the holders of a majority of the outstanding shares of Valentis common stock having voting power on the record date for the Valentis annual meeting is required for approval of Valentis Proposal Nos. 1 and 2. The affirmative vote of the holders of a majority of the shares of Valentis common stock having voting power present in person or represented by proxy at the Valentis annual meeting is required for approval of Valentis Proposal Nos. 4 and 5. For Valentis Proposal No. 3, the election of directors, the three named nominees receiving the most “FOR” votes from the shares having voting power present in person or represented by proxy at the Valentis annual meeting will be elected.

Whether or not you plan to attend the Valentis annual meeting, please complete, sign and date the enclosed proxy and return it promptly in the enclosed postage-paid return envelope. You may revoke the proxy at any time prior to its exercise in the manner described in the accompanying joint proxy statement/prospectus. Any stockholder present at the Valentis annual meeting, including any adjournment or postponement of the meeting, may revoke such stockholder’s proxy and vote personally on the matters to be considered at the Valentis annual meeting. Executed proxies with no instructions indicated thereon will be voted “FOR” each of the proposals outlined above.

THE VALENTIS BOARD OF DIRECTORS HAS DETERMINED THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO AND IN THE BEST INTERESTS OF VALENTIS AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE VALENTIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT VALENTIS STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL AND “FOR” THE THREE NAMED NOMINEES TO THE VALENTIS BOARD OF DIRECTORS.

BY ORDER OF THE BOARD OF DIRECTORS

Benjamin F. McGraw, III, Corporate Secretary

Burlingame, California
June 12, 2007

Urigen N.A., Inc.
875 Mahler Road, Suite 235
Burlingame, California 94010

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 28, 2007

TO THE URIGEN STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that Urigen will hold a special meeting of its stockholders on June 28, 2007 at 10:00 a.m., Pacific time, at the offices of Urigen, 875 Mahler Road, Suite 235, Burlingame, California 94010, for the following purposes:

1.     To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated October 5, 2006, as amended February 1, 2007, March 28, 2007 and May 14, 2007, by and among Valentis, Valentis Holdings and Urigen, a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus, pursuant to which Valentis Holdings will merge with and into Urigen, with Urigen surviving the merger as a wholly-owned subsidiary of Valentis.

2.     With respect to the holders of Urigen Series A preferred stock, to consider and vote upon a proposal to convert all of the outstanding shares of Urigen Series A preferred stock into shares of Urigen common stock immediately prior to the proposed merger transaction.

3.     To consider and act upon a proposal to approve, if necessary, an adjournment of the Urigen special meeting to solicit additional proxies in favor of the proposals outlined above.

4.     To consider and act upon such other business and matters or proposals as may properly come before the special meeting or any adjournments or postponements thereof.

The board of directors of Urigen has fixed the close of business on May 15, 2007 as the record date for determining which stockholders have the right to receive notice of and to vote at the Urigen special meeting or any adjournments or postponements thereof. Only holders of record of shares of Urigen capital stock at the close of business on the record date have the right to receive notice of and to vote at the Urigen special meeting. At the close of business on the record date, Urigen had 15,506,490 shares of common stock outstanding and entitled to vote, 4,358,938 shares of Series A preferred stock outstanding and entitled to vote, and 520,703 shares of Series B preferred stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the holders of a majority of the outstanding shares of Urigen common stock; and a majority of the outstanding shares of Urigen preferred stock on an as-converted basis having voting power on the record date for the Urigen special meeting is required for approval of Urigen Proposal No. 1. The affirmative vote of the holders of at least 66 2/3% of the Urigen Series A preferred stock having voting power outstanding on the record date for the Urigen special meeting is required for approval of Urigen Proposal No. 2. The affirmative vote of the holders of a majority of the outstanding shares of Urigen common stock and a majority of the outstanding shares of Urigen preferred stock on an as-coverted basis having voting power present in person or represented by proxy at the Urigen special meeting is required for approval of Urigen Proposal No. 3.

Under the Delaware General Corporation Law, which is referred to in the accompanying joint proxy statement/prospectus as the DGCL, holders of Urigen’s common stock and Series A preferred stock who do not vote in favor of the adoption of the merger agreement will have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the merger is completed, but only if they submit a written demand for an appraisal prior to the vote on the adoption of the merger agreement and they comply with the other procedures under the DGCL explained in the accompanying joint proxy statement/prospectus. Please see the section entitled “The Merger—Appraisal Rights” in the accompanying joint proxy statement/prospectus.

Whether or not you plan to attend the Urigen special meeting, please complete, sign and date the enclosed proxy and return it promptly in the enclosed postage-paid return envelope. You may revoke the proxy at any time prior to its exercise in the manner described in the accompanying joint proxy statement/prospectus. Any stockholder present at the Urigen special meeting, including any adjournment or postponement of the meeting, may revoke such stockholder’s proxy and vote personally on the matters to be considered at the Urigen special meeting. Executed proxies with no instructions indicated thereon will be voted “FOR” the proposals outlined above.

THE URIGEN BOARD OF DIRECTORS HAS DETERMINED THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO AND IN THE BEST INTERESTS OF URIGEN AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE URIGEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT URIGEN STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

BY ORDER OF THE BOARD OF DIRECTORS
/s/ AMIE E. FRANKLIN
Amie E. Franklin, Corporate Secretary

Burlingame, California
June 12, 2007

i

Fiscal Years Ended June 30, 2006, 2005 and 2004	200
New Accounting Pronouncements	202
Liquidity and Capital Resources	202
Critical Accounting Policies	205
Contractual Obligations	207
Off-Balance Sheet Arrangements	207
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT VALENTIS’ MARKET RISK	208
LEGAL MATTERS	209
EXPERTS	209
WHERE YOU CAN FIND ADDITIONAL INFORMATION	209
Information on Valentis’ Website	210
Information on Urigen’s Website	210
OTHER MATTERS	210
Stockholder Proposals	210

INDEX TO VALENTIS CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004 AND CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

F-1
INDEX TO URIGEN HOLDINGS, INC. FINANCIAL STATEMENTS FOR THE PERIOD FROM JULY 18, 2005 (DATE OF INCEPTION) TO JUNE 30, 2006 AND FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED MARCH 31, 2007	F-35

ANNEX A	AGREEMENT AND PLAN OF MERGER, WAIVER, CONSENT AND AMENDMENT TO MERGER AGREEMENT, SECOND AMENDMENT TO MERGER AGREEMENT AND THIRD AMENDMENT TO MERGER AGREEMENT
ANNEX B	OPINION OF B. RILEY
ANNEX C	SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW
ANNEX D	CERTIFICATE OF AMENDMENT TO VALENTIS’ CERTIFICATE OF INCORPORATION
ANNEX E	VALUATION ANALYSIS OF BIO-IB

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:             What is the transaction?

A:             The transaction is the merger of Valentis Holdings with and into Urigen, with Urigen surviving the merger as a wholly owned subsidiary of Valentis. As a result, Urigen stockholders will have their shares of Urigen capital stock converted into shares of Valentis common stock.

Q:           What do I need to do now?

A:             After you have carefully read and considered this joint proxy statement/prospectus, please indicate on your proxy card how you want your shares to be voted, then sign, date and mail the proxy card in the enclosed prepaid return envelope as soon as possible so that your shares may be represented and voted at the Valentis annual meeting or the Urigen special meeting. Valentis stockholders may also attend the Valentis annual meeting and Urigen stockholders may also attend the Urigen special meeting and, in either case, vote in person.

Q:             Why is my vote important?

A:             If you do not return your proxy card at or prior to the appropriate stockholder meeting, it will be more difficult for Valentis and Urigen to obtain the necessary quorum to hold their stockholder meetings. In addition, if you fail to vote, by proxy or in person, it will have the same effect as a vote against the merger and any related transactions.

Q:             If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:             No. Your broker cannot vote your shares without instructions from you. If your shares are held in street name, you should instruct your broker as to how to vote your shares, following the instructions contained in the voting instructions card that your broker provides to you. Without instructions, your shares will not be voted, which will have the same effect as if you voted against approval of the merger and any related transactions.

Q:             What happens if I do not return a proxy card or otherwise provide proxy instructions?

A:             If you are a Valentis stockholder, the failure to return your proxy card will have the same effect as voting against the proposals outlined in your annual meeting notice and your shares will not be counted for purposes of determining whether a quorum is present at the Valentis annual meeting. Executed proxies without instructions will be voted for the proposals outlined in your annual meeting notice. If you are a Urigen stockholder, the failure to return your proxy card will have the same effect as voting against the proposals outlined in your special meeting notice and your shares will not be counted for purposes of determining whether a quorum is present at the Urigen special meeting.

Q:             Can I change my vote after I have mailed my signed proxy card?

A:             Yes. If you have not voted through your broker, there are three ways for you to revoke your proxy and change your vote. First, you may send a written notice to the corporate secretary of your company stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card, but it must bear a later date than the original proxy. Third, you may vote in person at your company’s stockholder meeting. If you have instructed a broker to vote your shares, you must follow the directions you receive from your broker to change your vote. Your last vote will be the vote that is counted.

Q:    Should I send in my stock certificates now?

A:             No. If you are a Urigen stockholder, after the merger is consummated, you will receive written instructions from the exchange agent for exchanging your certificates representing shares of Urigen capital stock for certificates representing shares of Valentis common stock. You will also receive a

v

cash payment for any fractional share. If Valentis Proposal No. 2 is approved and effected, Valentis stockholders will also exchange their stock certificates and will receive written instructions from Valentis’ transfer agent for exchanging their shares of Valentis common stock.

Q:             Who is paying for this proxy solicitation?

A:             Valentis and Urigen will share equally the cost of printing and filing of this joint proxy statement/prospectus and the proxy card. Valentis has retained Georgeson, Inc. to assist with the solicitation of proxies for a fee not to exceed $7,500, plus reimbursement for out-of-pocket expenses. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Valentis common stock for the forwarding of solicitation materials to the beneficial owners of Valentis common stock. Valentis will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Q:             What stockholder approvals are needed for the merger and all accompanying transactions?

A:             The issuance of Valentis common stock to Urigen stockholders in connection with the merger must be approved by an affirmative vote of the holders of a majority of the outstanding shares of Valentis common stock having voting power on the record date for the Valentis annual meeting.

Q:             When do Valentis and Urigen expect to complete the merger?

A:             We are working to complete the merger in the second quarter of 2007. We must first obtain the necessary approvals, including, but not limited to, the approval of each company’s stockholders, and satisfy the closing conditions described in the merger agreement. We cannot assure you as to if and when all the conditions to the merger will be met nor can we predict the exact timing. It is possible we will not complete the merger.

Q                 Where can I find more information?

A:             You may obtain more information from various sources, as set forth under the section entitled “Where You Can Find More Information” in this joint proxy statement/prospectus. If you are a Valentis stockholder and have any questions about the merger, or would like copies of any of the documents we refer to in this information statement/prospectus, please call Valentis Investor Relations at (650) 697-1900. If you are a Urigen stockholder and have any questions about the merger, or would like copies of any of the documents we refer to in this information statement/prospectus, please call Urigen Investor Relations at (212) 825-3210.

SUMMARY

The following summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger and the other proposals being considered at the Valentis annual meeting and the Urigen special meeting, you should carefully read this entire joint proxy statement/prospectus, including the merger agreement, as amended, attached as Annex A to this joint proxy statement/prospectus, the opinion of B. Riley attached as Annex B to this joint proxy statement/prospectus, and the other documents to which you are referred in this joint proxy statement/prospectus. For purposes of this joint proxy statement/prospectus, the term “merger agreement” shall refer to the merger agreement, as amended.

The Companies

Valentis, Inc.
533 Airport Blvd., Suite 400
Burlingame, California 94010
(650) 548-2672

Valentis is a biotechnology company that was engaged in the development of products for peripheral artery disease, or PAD. PAD is due to chronic inflammation of the blood vessels of the legs leading to the formation of plaque, which obstructs blood flow.

On July 11, 2006, Valentis announced that no statistically significant difference was seen in the primary endpoint or any of the secondary endpoints in its Phase IIb clinical trial of VLTS 934 in PAD.

Valentis is assessing strategic opportunities that may be available to it including the sale or merger of its business and the sale or licensing at certain of its assets. Additional information about Valentis can be found at www.valentis.com.

On October 5, 2006, Valentis entered into an Agreement and Plan of Merger with Urigen and Valentis Holdings, pursuant to which Valentis Holdings will merge with and into Urigen, with Urigen surviving the merger as a wholly-owned subsidiary of Valentis. On February 1, 2007, Valentis entered into a Waiver, Consent and Amendment to Agreement and Plan of Merger with Urigen and Valentis Holdings. On March 28 , 2007, Valentis entered into a Second Amendment to Agreement and Plan of Merger with Urigen and Valentis Holdings. On May 14, 2007, Valentis entered into a Third Amendment to Agreement and Plan of Merger with Urigen and Valentis Holdings.

On May 17, 2007, Valentis received a letter from the Nasdaq Stock Market, or Nasdaq, formally notifying Valentis that the Nasdaq Listing Qualifications Panel, or the Panel, determined to delist Valentis’ common stock from the Nasdaq Capital Market and would suspend trading of Valentis’ common stock on the Nasdaq Capital Market, effective at the open of business on May 21, 2007. The Panel made this determination due to Valentis’ failure to achieve certain milestones under its plan of compliance, as presented to the Panel at a hearing on March 1, 2007, by certain specified dates.

Valentis has initiated the process of transferring the quotation of its common stock to the Over-The-Counter Bulletin Board, or the OTC Bulletin Board, maintained by the National Association of Securities Dealers, Inc., or the NASD. To facilitate the transition, and in accordance with Rule 15c2-11 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, Empire Financial Group, Inc., a market-making firm, has submitted a Form 211 to initiate Valentis’ quotation on the OTC Bulletin Board to the NASD for its review. The NASD has not yet approved the Form 211. Pending the NASD’s approval of the Form 211, Valentis’ common stock will be quoted on the National Quotation Bureau’s Pink Sheets under the symbol “VLTS.PK.”

Urigen N.A., Inc.
875 Mahler Road, Suite 235
Burlingame, California 94010
(650) 259-0239

Urigen is a specialty pharmaceutical company dedicated to the development and commercialization of therapeutic products for urological disorders. Urigen has two primary programs in development that are either in or positioned to enter Phase II clinical trials. The pipeline includes URG101, targeting the treatment of chronic pelvic pain, symptoms of chronic pelvic pain secondary to pelvic irradiation and dyspareunia; URG301, targeting acute urgency in patients diagnosed with overactive bladder, acute urethral discomfort and urethritis; and URG302, a follow-on program targeting acute urgency in patients diagnosed with overactive bladder. Additional information about Urigen can be found at www.urigen.com.

On October 30, 2006, Urigen reported that U101 did not meet the primary endpoint in a Phase II clinical study in chronic pelvic pain of bladder origin. However, Urigen believes the trial provided the information necessary to proceed with development of the product. The primary endpoint was improvement in pain and urgency at the end of the study as monitored by the Patient Overall Rating of Improvement of Symptoms questionnaire, a validated measurement tool used in clinical trials of chronic pelvic pain. The study, a placebo-controlled, double-blind, three week trial involving 90 patients with chronic pelvic pain, showed that U101 was well-tolerated, with an adverse event profile comparable to that of placebo. In the trial, there was a statistically significant improvement in the primary endpoint at the highest enrolling site as well as improvements in several other clinically relevant endpoints compared to placebo. Analysis of the pain component of the primary endpoint was hampered because a substantial number of patients entered into the trial had minimal or transient pain. Urigen believes the overall results of the trial may have been compromised by issues of patient selection. Urigen believes it understands the reasons for differences between the Phase IIa and Phase IIb clinical trial results and that incorporation of appropriate protocol changes will allow it to achieve positive results in subsequent trials.

On October 5, 2006, Urigen entered into an Agreement and Plan of Merger with Valentis and Valentis Holdings, pursuant to which Valentis Holdings will merge with and into Urigen, with Urigen surviving the merger as a wholly-owned subsidiary of Valentis. On February 1, 2007, Urigen entered into a Waiver, Consent and Amendment to Agreement and Plan of Merger with Valentis and Valentis Holdings. On March 28 , 2007, Urigen entered into a Second Amendment to Agreement and Plan of Merger with Valentis and Valentis Holdings. On May 14, 2007, Urigen entered into a Third Amendment to Agreement and Plan of Merger with Valentis and Valentis Holdings.

Valentis Holdings, Inc.
533 Airport Blvd., Suite 400
Burlingame, California 94010
(650) 548-2672

Valentis Holdings is a Delaware corporation and a direct wholly-owned subsidiary of Valentis. Valentis Holdings does not conduct any business. In the merger, Valentis Holdings will merge with and into Urigen, with Urigen surviving the merger as a wholly-owned subsidiary of Valentis.

The Merger

A copy of the merger agreement, as amended, is attached as Annex A to this joint proxy statement/prospectus. Valentis and Urigen encourage you to read the entire merger agreement carefully because it is the principal document governing the merger.

Consideration to be Received in the Merger by Urigen Stockholders

If the merger is completed, Valentis Holdings will merge with and into Urigen, and Urigen will survive the merger as a wholly-owned subsidiary of Valentis. Each Urigen stockholder, with the exception of the holders of Urigen’s Series B preferred stock, will receive, in exchange for each share of Urigen common stock held or deemed to be held by such stockholder immediately prior to the closing of the merger, a number of shares of Valentis common stock equal to two times the quotient obtained by dividing the number of fully diluted shares of Valentis common stock issued and outstanding immediately prior to the closing of the merger by the number of fully diluted shares of Urigen common stock issued and outstanding immediately prior to the closing of the merger (excluding in all cases Urigen dissenting shares), subject to cash payment in lieu of the issuance of fractional shares. Each share of the Series B preferred stock of Urigen shall be exchanged directly for the number of shares of Valentis common stock equal to five times the number of shares of Valentis common stock to be issued in the merger in exchange for each share of Urigen common stock, subject to cash payment in lieu of the issuance of fractional shares. As a result, immediately after the merger Urigen stockholders will own approximately 67% of the fully-diluted shares of the combined company and Valentis stockholders will own approximately 33% of the fully-diluted shares of the combined company.

The merger agreement also provides that if Valentis has less than $1.0 million in cash (including cash equivalents having immediate maturity net of any penalty) or less than $1.0 million in net worth (defined as net assets minus net liabilities) at the closing of the merger, then, in addition to the shares issuable to Urigen stockholders as described above, Urigen stockholders will receive on a pro rata basis additional shares of Valentis common stock equal to the amount obtained by dividing (i) the difference between $1.0 million and Valentis’ actual cash (including cash equivalents having immediate maturity net of any penalty) or net worth as of the closing of the merger, whichever difference is greater, by (ii) $0.38, which was the weighted average price of Valentis’ common stock for the 30-day period immediately prior to the first public announcement of the merger.

For a more complete description of the merger consideration to be issued by Valentis, please see the section entitled “The Merger Agreement” in this joint proxy statement/prospectus.

Treatment of Urigen Options, Warrants, Purchase Rights and Convertible Securities

At or prior to the merger, each outstanding stock option, warrant and other right to purchase or acquire the capital stock of Urigen will be exercised, waived or released, or will be exchanged for shares of Valentis common stock in accordance with the exchange ratio discussed above. As of the date of filing, there were no outstanding stock options, warrants or other rights to purchase or acquire the capital stock of Urigen. Additionally, all outstanding non-derivative securities exchangeable for or convertible into Urigen capital stock will be exchanged for or converted into Urigen common stock prior to the merger or will be exchanged directly for Valentis common stock. The conversion of Urigen Series A preferred stock into Urigen common stock requires the affirmative vote of the holders of at least 66 2/3% of the Urigen Series A preferred stock having voting power outstanding on the record date for the Urigen special meeting, which vote Urigen will seek at its special meeting. As a result, immediately prior to the merger the outstanding capital stock of Urigen will consist only of Urigen common stock and Urigen Series B preferred stock directly exchangeable for Valentis common stock.

For a more complete description of the treatment of Urigen options, warrants, purchase rights, convertible securities, and preferred stock, please see the section entitled “The Merger Agreement” in this joint proxy statement/prospectus.

Reasons for the Merger

We anticipate that the combined company resulting from the merger will be a specialty pharmaceutical company that discovers and develops treatments for urological diseases and disorders. Valentis and Urigen believe that the combined company will have the following potential advantages:

•       Pipeline and Markets.   The combined company’s two lead programs will target what we believe are significant unmet medical needs and major market opportunities in urology. The combined company’s URG101 project will target chronic pelvic pain of bladder origin, which affects approximately 10.5 million men and women in North America according to Rosenberg & Hazzard (2005 J. Urology 174:2231-2234). URG101 has demonstrated safety and activity in a Phase IIa (open-label) human clinical trial conducted by C. Lowell Parsons, M.D., one of Urigen’s directors, at the University of California, San Diego, and in a Phase IIb double-blind, placebo-controlled trial, conducted by Urigen. URG101 is a proprietary combination therapy of components that is locally delivered to the bladder for rapid relief of pain and urgency. In 2007, the combined company anticipates that its URG101 clinical development will encompass a pharmacodynamic study and an End-of Phase II meeting with the United States Food and Drug Administration, or FDA, to discuss the Phase III program necessary to meet a 2009 target date for filing a New Drug Application with the FDA. The combined company also plans to develop additional indications for URG101 focusing on radiation cystitis and dyspareunia (painful intercourse). The combined company’s clinical-stage projects, URG301 and URG302, will target acute urgency in patients diagnosed with an overactive bladder, which the combined company believes is insufficiently managed by presently available overactive bladder drugs. URG301 and URG302 are proprietary dosage forms of approved drugs that are locally delivered to control urinary urgency. A Urigen-sponsored Investigational New Drug is currently being prepared with subject enrollment scheduled for late 2007. The combined company also plans to initiate two clinical programs targeting the use of URG301 in patients diagnosed with acute urethral discomfort associated with cystoscopy and urethritis. To expand its pipeline, the combined company plans to identify and prioritize both marketed and development-stage products for acquisition. The combined company believes that commercial opportunity for each of these acquisition candidates will benefit significantly from the synergy provided by URG101, URG301 and URG302 in the urology marketplace.

•       Management Team.   The combined company will be led by experienced senior management from Urigen and a board of directors with representation from each of Valentis and Urigen.

For a more complete description of the factors on which the Valentis board of directors based its decision to approve the issuance of Valentis common stock to Urigen stockholders in connection with the merger and the other Valentis proposals discussed in this joint proxy statement/prospectus, please see the section entitled “The Merger—Valentis’ Reasons for the Merger” in this joint proxy statement/prospectus. For a more complete description of the factors on which the Urigen board of directors based its decision to approve the merger and the other Urigen proposals discussed in this joint proxy statement/prospectus, please see the section entitled “The Merger—Urigen’s Reasons for the Merger” in this joint proxy statement/prospectus.

Opinion of Valentis’ Financial Advisor

B. Riley, Valentis’ financial advisor, delivered to the Valentis board of directors a written opinion dated September 29, 2006, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in the opinion, the consideration provided for in the proposed merger was fair, from a financial point of view, to Valentis. The full text of this written opinion, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference in its entirety to this joint proxy statement/prospectus. Holders of Valentis common stock are encouraged to read the opinion carefully in its entirety. B. Riley’s opinion was provided to the board of directors of Valentis in connection with its evaluation of the consideration provided for in the merger. It does not address any other aspect of the proposed merger and does not constitute a recommendation as to how any stockholders of Valentis should vote or act in connection with the merger.

Overview of the Merger Agreement

Conditions to Completion of the Merger

Valentis and Urigen are required to complete the merger only if certain customary conditions are satisfied or waived, including:

•       approval of Valentis Proposal Nos. 1 and 2 by the Valentis stockholders and Urigen Proposal Nos. 1 and 2 by the Urigen stockholders;

•       the filing and effectiveness of a registration statement under the Securities Act of 1933, as amended, in connection with the issuance of Valentis common stock in the merger;

•       accuracy of the respective representations and warranties of Valentis and Urigen, subject to exceptions that would not have a material adverse effect on Valentis or Urigen, respectively; and

•       all of the directors and officers of Valentis or Valentis Holdings that Urigen has requested to resign their positions shall have resigned their positions with Valentis or Valentis Holdings on or prior to the closing date of the merger;

•       compliance in all material respects by Valentis and Urigen with their respective covenants and obligations in the merger agreement.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the completion of the merger by the mutual consent of Valentis and Urigen. Under certain circumstances specified in the merger agreement, either Valentis or Urigen may terminate the merger agreement, including if:

•       the merger is not completed on or before June 30, 2007, unless the failure is due to the party seeking to terminate the merger;

•       the Urigen stockholders fail to approve the merger and the merger agreement;

•       the Valentis stockholders fail to approve the issuance of Valentis common stock to Urigen stockholders in connection with the merger;

•       the other party breaches its representations, warranties, covenants or agreements contained in the merger agreement which renders any condition incapable of being satisfied; or

•       the board of directors of either party has withdrawn or changed its recommendation of the merger or recommended or entered into an agreement with respect to an alternative acquisition proposal with another party.

Waiver, Consent and Amendment to the Merger Agreement

On February 1, 2007, Valentis, Valentis Holdings and Urigen entered into a waiver, consent and amendment to the merger agreement, referred to herein as the amendment, in order to waive, consent to, and modify certain portions of the merger agreement as previously executed. Under the amendment, among other things:

•       Urigen consented to and waived any additional satisfaction it might have with respect to Valentis’ licensing of certain patents and patent applications previously sold or licensed, or to be sold or licensed in the future, exceeding $20,000 in each such transaction;

•       Urigen consented to and waived any additional satisfaction it might have with respect to Valentis’ threatened or actual delisting from Nasdaq and any failure to maintain a listing on any other exchange or quotation service;

•       Valentis consented to and waived any additional satisfaction it might have with respect to Urigen’s prior issuance of debt in excess of $20,000, prior issuance of shares of its Series B preferred stock, future issuances of Series B preferred stock up to $15.0 million in the aggregate, and future issuances of equity securities for up to $15.0 million in the aggregate; and

•       Valentis further acknowledged and agreed that certain matters expressly set forth in the Form 425 filed with the SEC on October 31, 2006 (File No. 0-22987) do not constitute grounds to terminate the merger agreement.

Under the amendment, Valentis, Valentis Holdings and Urigen also agreed to amend the merger agreement to provide for the conversion of the Urigen Series B preferred stock directly into shares of Valentis common stock upon the consummation of the merger. For a more detailed description of the amendment, see the section entitled “The Merger Agreement—Waiver, Consent and Amendment” in this joint proxy statement/prospectus and the full text of the amendment, attached as Annex A hereto.

Second Amendment to the Merger Agreement

On March 28, 2007, Valentis, Valentis Holdings and Urigen entered into a second amendment to the merger agreement in order to extend the termination date of the merger agreement to May 31, 2007. For a more detailed description of the second amendment, see the full text of the second amendment, attached as Annex A hereto.

Third Amendment to the Merger Agreement

On May 14, 2007, Valentis, Valentis Holdings and Urigen entered into a third amendment to the merger agreement in order to extend the termination date of the merger agreement to June 30, 2007 and remove Urigen’s option to terminate the merger agreement if Valentis has less than $800,000 in cash or net worth at the closing of the proposed merger. For a more detailed description of the third amendment, see the full text of the third amendment, attached as Annex A hereto.

Voting Agreements

In connection with the execution of the merger agreement, Benjamin F. McGraw, III, Joseph A. Markey, John J. Reddington, Patrick G. Enright, Reinaldo M. Diaz, George M. Lasezkay, Dennis J. Purcell and John S. Schroeder, the executive officers and directors of Valentis, entered into voting agreements with Valentis and Urigen pursuant to which, among other things, each of these directors and executive officers agreed, solely in his capacity as a Valentis stockholder, to vote all of his shares of Valentis common stock in favor of the approval of the merger, including the issuance of Valentis common stock to Urigen stockholders in connection with the merger, and the reverse stock split, and against any matter that would result in a breach of the merger agreement by Valentis and any proposal made in opposition to, or in competition with, the consummation of the merger and the other transactions contemplated by the merger agreement. As of December 31, 2006, the foregoing executive officers and directors of Valentis beneficially owned an aggregate of 4,484,540 shares of Valentis common stock, representing approximately 23.24% of the outstanding shares of Valentis common stock.

In connection with the execution of the merger agreement, C. Lowell Parsons, Amie E. Franklin, William J. Garner, Terry M. Nida, Martin E. Shmagin, Benson Fong and Tracy Taylor, the executive officers and directors of Urigen, entered into voting agreements with Valentis and Urigen pursuant to which, among other things, each of these directors and executive officers agreed, solely in his or her capacity as a Urigen stockholder, to vote all of his or her shares of Urigen capital stock in favor of the approval of the merger, including the conversion of all of the outstanding shares of Urigen Series A preferred stock into shares of Urigen common stock, and against any matter that would result in a breach of the merger agreement by Urigen and any proposal made in opposition to, or in competition with, the consummation of the merger and the other transactions contemplated by the merger agreement. As of December 31, 2006, the foregoing executive officers and directors of Urigen owned an aggregate of 11,775,986 shares of Urigen capital stock, representing approximately 54.85% of the outstanding shares of Urigen capital stock.

Management of the Combined Company Following the Merger

Effective as of the closing of the merger, the combined company’s officers are expected to include William J. Garner, M.D., as president and chief executive officer, Martin E. Shmagin, as chief financial officer, and Terry M. Nida, as chief operating officer, each of whom currently holds the same position at Urigen. The combined company will initially have an eight member board of directors, comprised of five individuals from Urigen’s current board of directors, Tracy Taylor, Benson Fong, C. Lowell Parsons, M.D., William J. Garner, M.D., and Martin E. Shmagin, two individuals from Valentis’ current board of directors, Benjamin F. McGraw, III, Pharm.D. and George M. Lasezkay, Pharm.D., J.D., and one additional director, Robert J. Watkins.

Interests of Certain Persons in the Merger

In considering the recommendation of the Valentis board of directors with respect to approving the merger and the issuance of shares of Valentis common stock to Urigen stockholders in connection with the merger, and the other matters to be acted upon by Valentis stockholders at the Valentis annual meeting, Valentis stockholders should be aware that certain members of the board of directors, the current executive officer of Valentis, Benjamin F. McGraw, III, and the former executive officers of Valentis, John J. Reddington and Joseph A. Markey, have interests in the merger that may be different from, or in addition to, interests they have as Valentis stockholders. For example, Valentis entered into a severance and change of control agreement with each of Dr. McGraw, its current president, chief executive officer and treasurer, Mr. Markey, its former vice president, finance and administration, and Mr. Reddington, its former chief operating officer. Under these agreements:

•       (i) a severance benefit of $213,200 was paid to Mr. Markey upon termination of his employment on October 31, 2006, (ii) an aggregate of up to $25,788 in “COBRA” premiums for continued health insurance coverage will be paid to Mr. Markey on a monthly basis until the earlier of October 31, 2007, or the date upon which he and his eligible dependents become eligible for comparable coverage by a subsequent employer, and (iii) the vesting of stock options and restricted stock awards to purchase 148,823 shares of Valentis common stock held by Mr. Markey accelerated upon termination of his employment on October 31, 2006;

•       (i) a severance benefit of $291,500 was paid to Mr. Reddington upon termination of his employment on October 31, 2006, (ii) an aggregate of up to $6,648 in “COBRA” premiums for continued health insurance coverage will be paid to Mr. Reddington on a monthly basis until the earlier of October 31, 2007, or the date upon which he and his eligible dependents become eligible for comparable coverage by a subsequent employer, and (iii) the vesting of stock options and restricted stock awards to purchase 288,920 shares of Valentis common stock held by Mr. Reddington accelerated upon termination of his employment on October 31, 2006; and

•       Dr. McGraw will be entitled to (i) a severance benefit of approximately $185,000, (ii) an aggregate of up to approximately $14,568 in monthly “COBRA” premiums for continued health insurance coverage, and (iii) the accelerated vesting of stock options and restricted stock awards to purchase 442,228 shares of Valentis common stock held by him, in the event of his qualifying termination of employment.

In addition, Dr. McGraw, Mr. Markey, Mr. Reddington and the directors of Valentis entered into voting agreements and irrevocable proxies with Valentis and Urigen in connection with the merger. Further, Dr. McGraw and George Lasezkay, currect directors of Valentis, will continue to serve on the board of directors of the combined company.

In considering the recommendation of the Urigen board of directors with respect to approving the merger and converting shares of Urigen preferred stock into Urigen common stock, Urigen stockholders should be aware that certain members of the board of directors and executive officers of Urigen have interests in the merger that may be different from, or in addition to, interests they have as Urigen stockholders. For example, following the consummation of the merger, certain of Urigen’s directors will continue to serve on the board of directors of the combined company and the existing chief executive officer, chief financial officer and chief operating officer of Urigen will continue to serve in their respective positions with the combined company. In addition, the executive officers and directors of Urigen entered into voting agreements and irrevocable proxies with Valentis and Urigen in connection with the merger.

Regulatory Approvals

Valentis must comply with applicable federal and state securities laws in connection with the issuance of shares of Valentis common stock to Urigen stockholders and the filing of this joint proxy statement/prospectus with the Securities and Exchange Commission, or the SEC. As of the date hereof, the registration statement of which this joint proxy statement/prospectus is a part has not become effective.

Please see the section entitled “Regulatory Approvals” in this joint proxy statement/prospectus.

Accounting Treatment

Urigen security holders will own, after the merger, approximately two-thirds of the combined company on a fully-diluted basis. Further, Urigen directors will constitute a majority of the combined company’s board of directors and all members of the executive management of the combined company will be from Urigen. Therefore, Urigen will be deemed to be the acquiring company for accounting purposes and the merger will be accounted for as a reverse merger and a recapitalization.

The unaudited pro forma combined condensed consolidated financial statements included in this joint proxy statement/ prospectus have been prepared to give effect to the proposed merger of Urigen and Valentis as a reverse acquisition of assets and a recapitalization in accordance with accounting principles generally accepted in the United States. For accounting purposes, Urigen is considered to be acquiring Valentis in the merger and it is assumed that Valentis does not meet the definition of a business in accordance with Statement of Financial Accounting Standards No. 141, or SFAS No. 141, Business Combinations, and Emerging Issue Task Force 98-3, or EITF 98-3, Determining Whether a Nonmonetary

Transaction Involves Receipt of Productive Assets or of a Business, because of Valentis’ current efforts to sell or otherwise dispose of its operating assets and liabilities.

Material U.S. Federal Income Tax Consequences

Each of Valentis and Urigen expects, and Smith, Gambrell & Russell, LLP has opined, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Urigen stockholders generally will not recognize gain or loss for United States federal income tax purposes upon the exchange of shares of Urigen capital stock for shares of Valentis common stock, except with respect to cash received in lieu of fractional shares of Valentis common stock and except for Urigen stockholders who exercise their appraisal rights with respect to the merger. Tax matters are very complicated, and the tax consequences of the merger to a particular stockholder will depend in part on such stockholder’s circumstances. Accordingly, you are urged to consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For more information on the federal income tax effect of the merger, see the section entitled “Material Federal Income Tax Consequences of the Merger.”

Comparison of Stockholder Rights

If Valentis and Urigen successfully complete the merger, holders of Urigen capital stock will become Valentis stockholders, and their rights as stockholders will be governed by Valentis’ amended and restated certificate of incorporation and bylaws, as amended. There are differences between the certificates of incorporation and bylaws of Valentis and Urigen. Since Urigen and Valentis are both Delaware corporations, the rights of Urigen stockholders will continue to be governed by Delaware law after the completion of the merger. See “Comparison of rights of holders of Valentis stock and Urigen stock’’ in this joint proxy statement/prospectus for more information.

Appraisal Rights in Connection with the Merger

Under Delaware law, Urigen common and Series A preferred stockholders are entitled to appraisal rights in connection with the merger. Holders of Valentis common stock are not entitled to appraisal rights in connection with the merger. For more information about appraisal rights, see the provisions of Section 262 of the Delaware General Corporation Law, or the DGCL, attached as Annex C to this joint proxy statement/prospectus, and the section entitled “The Merger—Appraisal Rights” in this joint proxy statement/prospectus.

Risks Associated with the Merger

Both Valentis and Urigen are subject to various risks associated with their businesses and industries. In addition, the merger poses a number of risks to each company and its respective stockholders. including, but not limited to, the following:

•       failure to complete the merger may result in Valentis or Urigen paying a termination fee or expenses to the other and could harm Valentis’ and Urigen’s future business and operations;

•       the market price of the combined company's common stock may decline as a result of the merger;

•       Valentis and Urigen stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger;

•       during the pendency of the merger, Valentis and Urigen may not be able to enter into a business combination with another party at a favorable price because of restrictions in the merger agreement, which could adversely affect their respective businesses; and

•       certain provisions of the merger agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the merger agreement.

These risks are discussed in greater detail under the section entitled “Risk Factors” in this joint proxy statement/prospectus. Valentis and Urigen encourage you to read and consider all of these risks carefully.

VALENTIS—SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Valentis is providing the following information to aid you in your analysis of the financial aspects of the merger.

The selected financial data as of June 30, 2006, 2005 and 2004 and for the three years in the period ended June 30, 2006 are derived from Valentis’ audited consolidated financial statements included in this joint proxy statement/prospectus. The selected financial data as of June 30, 2003 and 2002, and for the years ended June 30, 2003 and 2002 are derived from Valentis’ audited consolidated financial statements not included herein. The selected financial data as of March 31, 2007 and for the nine months ended March 31, 2007 and 2006 are derived from Valentis’ unaudited condensed consolidated financial statements included in this joint proxy statement/prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Valentis considers necessary for a fair presentation of the financial position and the results of operations for these periods. The historical results are not necessarily indicative of results to be expected in any future period.

This information is only a summary, and should be read in conjunction with Valentis’ consolidated and condensed consolidated financial statements and notes thereto and the section entitled “Valentis’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this joint proxy statement/prospectus.

	Year Ended June 30,					Nine Months Ended March 31,
	2006	2005	2004	2003	2002	2007	2006
	(in thousands, except per share data)
						(unaudited)
Consolidated Statement of Operations Data:
Collaborative research and development revenue	$—	$—	$—	$—	$3,333	$—	$—
License and milestone revenue	627	1,640	7,284	3,958	487	571	587
Contract research revenue	100	476	—	—	—	—	—
Other revenue	—	61	194	—	17	—	—
Total revenue	727	2,177	7,478	3,958	3,837	571	587
Costs and Operating expenses:
Cost of contract research revenue	93	521	—	—	—	—	—
Research and development	11,228	9,169	10,054	9,965	23,738	961	9,299
General and administrative	4,987	3,763	3,912	8,859	7,853	3,764	3,801
Restructuring charges	—	—	—	832	1,812	921	—
Amortization of goodwill and other acquired intangible assets	—	—	—	—	4,914	—	—
Total operating expenses	16,308	13,453	13,966	19,656	38,317	5,646	13,100
Loss from operations	(15,581)	(11,276)	(6,488)	(15,698)	(34,480)	(5,075)	(12,513)
Other income and expense, net	244	193	4	838	1,390	2,379	173
Net loss	(15,337)	(11,083)	(6,484)	(14,860)	(33,090)	(2,696)	(12,340)
Deemed dividend	—	—	—	(4,972)	(2,590)	—	—
Adjustment resulting from the reduction in the Series A preferred stock conversion price	—	—	—	(22,293)	—	—	—
Dividends on convertible preferred stock	—	—	—	(882)	(1,557)	—	—
Net loss applicable to common stockholders	$(15,337)	$(11,083)	$(6,484)	$(43,007)	$(37,237)	$(2,696)	$(12,340)
Basic and diluted net loss per share applicable to common stockholders	$(0.99)	$(0.85)	$(0.81)	$(13.86)	$(33.61)	$(0.16)	$(0.83)
Shares used in computing basic and diluted net loss per common share	15,453	13,028	8,024	3,103	1,108	17,048	14,933

	June 30,					March 31,
	2006	2005	2004	2003	2002	2007
	(in thousands)
						(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$4,348	$12,513	$20,450	$3,290	$19,104	$1,114
Working capital	2,300	10,624	16,905	230	14,137	860
Total assets	5,258	14,152	21,891	6,078	24,044	1,797
Convertible redeemable preferred stock	—	—	—	—	25,828	—
Accumulated deficit	(239,974)	(224,637)	(213,554)	(207,070)	(192,210)	(242,670)
Total stockholders’ equity (net capital deficiency)	2,843	11,569	17,890	2,589	(7,701)	1,275

URIGEN—SELECTED HISTORICAL FINANCIAL DATA

Urigen is providing the following information to aid you in your analysis of the financial aspects of the merger. Urigen derived the information, as of and for the period from July 18, 2005 (date of inception) to March 31, 2007, from its historical audited financial statements for such period prepared using GAAP included in this joint proxy statement/prospectus. The historical results are not necessarily indicative of results to be expected in any future period.

This information is only a summary, and should be read in conjunction with Urigen’s financial statements and notes thereto and the section entitled “Urigen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this joint proxy statement/prospectus.

Period from July 18, 2005 (date of inception) to March 31,
2007
Statement of Operations Data:
Costs and Operating expenses:
Research and development	$1,466,891
General and administrative	1,796,586
Sales and marketing	305,129
Total operating expenses	3,568,606
Loss from operations	(3,568,606)
Other income and expenses, net	(77,060)
Net loss	$(3,645,666)

March 31,
2007
Balance Sheet Data:
Cash	$264,954
Working capital	(915,983)
Accumulated deficit during development stage	(3,645,666)
Total stockholders’ equity (deficit)	(645,958)

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The information below reflects the historical net loss per share of Valentis common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the proposed merger of Valentis with Urigen on a recapitalization basis.

You should read the tables below in conjunction with the audited and unaudited consolidated financial statements of Valentis included in this joint proxy statement/prospectus and the audited and unaudited financial statements of Urigen included in this joint proxy statement/prospectus and the related notes and the unaudited pro forma combined condensed consolidated financial information and notes related to such financial statements included elsewhere in this joint proxy statement/prospectus.

VALENTIS

Historical Per Common Share Data	Year Ended June 30, 2006	Nine Months Ended March 31, 2007
Net loss per common share (basic and diluted)	$(0.99)	$(0.16)

URIGEN

Historical Per Common Share Data	Year Ended June 30, 2006	Nine Months Ended March 31, 2007
Net loss per common share (basic and diluted)	$(0.20)	$(0.14)

PRO FORMA

Combined Unaudited Pro Forma Per Share Data	Year Ended June 30, 2006	Nine Months Ended March 31, 2007
Net loss per common share	$(0.04)	$(0.04)

MARKET PRICE DATA AND DIVIDEND INFORMATION

Valentis’ common stock is quoted on the National Quotation Bureau’s Pink Sheets under the symbol “VLTS. PK.” Prior to May 21, 2007, Valentis’ common stock was listed on the Nasdaq Capital Market under the symbol “VLTS.” The following table sets forth, for the calendar periods indicated, the high and low per share sales prices for Valentis common stock as reported by the Nasdaq Capital Market through May 18, 2007. Urigen is a privately-held company and there is no established public trading market for its securities.

Calendar Year	High	Low
2005
First Quarter	$3.90	$2.20
Second Quarter	3.19	2.26
Third Quarter	2.90	2.11
Fourth Quarter	2.60	1.48
2006
First Quarter	$3.95	$2.12
Second Quarter	4.06	2.64
Third Quarter	3.50	0.15
Fourth Quarter	1.07	0.29
2007
First Quarter	$0.47	$0.22
Second Quarter (through May 18, 2007)	0.32	0.12

Information for the periods referenced above has been furnished by Nasdaq.

On May 15, 2007, the record date for the Valentis annual meeting, the high and low sale prices reported on the Nasdaq Capital Market for Valentis common stock were $0.26 and 0.25 per share, respectively. As of that date, there were approximately 17,064,627 shares of Valentis common stock outstanding. As of May 15, 2007, the record date for the Urigen special meeting, there were 19 holders of record of Urigen common stock, 33 holders of record of Urigen Series A preferred stock and 23 holders of record of Urigen Series B preferred stock.

Valentis has never declared or paid any cash dividends on its common stock nor does it intend to do so in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of Valentis’ board of directors and will depend upon its financial condition, operating results, capital requirements, any applicable contractual restrictions and such other factors as Valentis’ board of directors deems relevant.

Urigen has never declared or paid any cash dividends on its capital stock nor does it intend to do so in the foreseeable future.

RISK FACTORS

Valentis and Urigen stockholders should carefully consider the following factors, in addition to the other information contained in this joint proxy statement/prospectus, before deciding how to vote their shares of capital stock. The risk factors relating to Urigen will apply to the combined company going forward because the business of the combined company will be Urigen’s business.

Risks Related to the Merger

Some of Valentis’ and Urigen’s officers and directors have conflicts of interest that may influence them to support or approve the merger with regard to your interests.

Certain officers and directors of Valentis and Urigen participate in arrangements that provide them with interests in the merger that are different from yours, including, among others, the continued service as an officer or director of the combined company, severance benefits and the acceleration of stock option vesting. For example, Valentis entered into a severance and change of control agreement with each of Benjamin F. McGraw, III, its current president, chief executive officer and treasurer, Joseph A. Markey, its former vice president, finance and administration, and John J. Reddington, its former chief operating officer. Under these agreements:

•       (i) a severance benefit of $213,200 was paid to Mr. Markey upon termination of his employment on October 31, 2006, (ii) an aggregate of up to $25,788 in “COBRA” premiums for continued health insurance coverage will be paid to Mr. Markey on a monthly basis until the earlier of October 31, 2007, or the date upon which he and his eligible dependents become eligible for comparable coverage by a subsequent employer, and (iii) the vesting of stock options and restricted stock awards to purchase 148,823 shares of Valentis common stock held by Mr. Markey accelerated upon termination of his employment on October 31, 2006;

•       (i) a severance benefit of $291,500 was paid to Mr. Reddington upon termination of his employment on October 31, 2006, (ii) an aggregate of up to $6,648 in “COBRA” premiums for continued health insurance coverage will be paid to Mr. Reddington on a monthly basis until the earlier of October 31, 2007, or the date upon which he and his eligible dependents become eligible for comparable coverage by a subsequent employer, and (iii) the vesting of stock options and restricted stock awards to purchase 288,920 shares of Valentis common stock held by Mr. Reddington accelerated upon termination of his employment on October 31, 2006; and

•       Dr. McGraw will be entitled to (i) a severance benefit of approximately $185,000, (ii) an aggregate of up to approximately $14,568 in monthly “COBRA” premiums for continued health insurance coverage, and (iii) the accelerated vesting of stock options and restricted stock awards to purchase 442,228 shares of Valentis common stock held by him, in the event of his qualifying termination of employment.

In addition, certain Valentis and Urigen directors will continue to serve on the board of directors of the combined company following the consummation of the merger. These interests, among others, may influence the officers and directors of Valentis and Urigen to support or approve the merger. For a more information concerning the interests of Valentis’ and Urigen’s executive officers and directors, see the sections entitled “The Merger—Interests of Valentis’ Directors and Executive Officers in the Merger” and “The Merger—Interests of Urigen’s Directors and Executive Officers in the Merger” in this joint proxy statement/prospectus.

Failure to complete the merger may result in Valentis or Urigen paying a termination fee or expenses to the other party and could harm Valentis’ and Urigen’s future business and operations.

If the merger is not completed, Valentis and Urigen are subject to the following risks:

•       if the merger agreement is terminated under certain circumstances, Valentis or Urigen will be required to pay the expenses of the other party, in an amount not to exceed $150,000;

•       if the merger agreement is terminated under certain circumstances, Valentis or Urigen will be required to pay the other party, in addition to their expenses, a termination fee of $60,000;

•       the market price of Valentis common stock may decline; and

•  costs related to the merger, such as legal and accounting fees which Valentis and Urigen estimate will total approximately $700,000 and $650,000, respectively, must be paid even if the merger is not completed.

In addition, if the merger agreement is terminated and Valentis’ and Urigen’s boards of directors determine to seek another business combination, there can be no assurance that they will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the merger.

The market price of the combined company’s common stock may decline as a result of the merger.

The market price of the combined company’s common stock may decline as a result of the merger for a number of reasons, including the following:

•       the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by Valentis, Urigen or financial or industry analysts;

•       the effect of the merger on the combined company’s business and prospects is not consistent with the expectations of Valentis, Urigen or financial or industry analysts; or

•       investors react negatively to the effect on the combined company’s business and prospects from the merger.

Valentis and Urigen stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

If the combined company is unable to realize the strategic and financial benefits currently anticipated from the merger, Valentis stockholders will have experienced an approximately 66% dilution of their ownership interests in Valentis and Urigen stockholders will have experienced an approximately 33% dilution of their ownership interests in Urigen without receiving any commensurate benefit.

During the pendency of the merger, Valentis and Urigen may not be able to enter into certain transactions with another party because of restrictions in the merger agreement, which could adversely affect their respective businesses.

Covenants in the merger agreement impede the ability of Valentis and Urigen to complete certain transactions that are not in the ordinary course of business, such as the sale or licensing of capital assets in excess of $20,000, pending completion of the merger. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors because the parties will have been prevented from entering into arrangements with possible financial and or other benefits to them. In addition, any such transactions could be favorable to such party’s stockholders.

Certain provisions of the merger agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the merger agreement.

The terms of the merger agreement prohibit each of Valentis and Urigen from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when such party’s board of directors determines in its reasonable, good faith judgment that an unsolicited alternative takeover proposal is or is reasonably likely to lead to a superior takeover proposal and is reasonably capable of being consummated and that failure to cooperate with the proponent of the proposal could reasonably be considered a breach of the board’s fiduciary duties. In addition, under certain circumstances Valentis or Urigen would be required to pay a termination fee of $60,000 to the other party, plus up to $150,000 in reasonable expenses of the other party, including upon termination of the merger agreement by a party’s board of directors if it decides to recommend a superior proposal. This termination fee and expense reimbursement may discourage third parties from submitting alternative takeover proposals to Valentis and Urigen or their stockholders, and may cause the respective boards of directors to be less inclined to recommend an alternative proposal.

Because the lack of a public market for the Urigen shares makes it difficult to evaluate the fairness of the merger, the stockholders of Urigen may receive consideration in the merger that is greater than or less than the fair market value of their Urigen shares.

The outstanding capital stock of Urigen is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Urigen. Because the percentage of Valentis common stock to be issued to Urigen stockholders was determined based on negotiations between the parties, it is possible that the value of the Valentis common stock to be issued in connection with the merger will be greater than the fair market value of Urigen. Alternatively, it is possible that the value of the shares of Valentis common stock to be issued in connection with the merger will be less than the fair market value of Urigen.

If the conditions to the merger are not met, the merger will not occur.

Even if the merger is approved by the stockholders of Valentis and Urigen, specified conditions must be satisfied or waived in order to complete the merger, including, among others:

•       there shall not have been any material adverse change in the business, assets or financial condition of the other party, excluding, with respect to Valentis, the impact of Valentis’ liquidation of its discontinued operations as permitted by the merger agreement and, with respect to Urigen, taking into account Urigen’s financial condition as of the date of the merger agreement;

•       the effectiveness of the registration statement of which this joint proxy statement/prospectus is part;

•       stockholders of Valentis must have adopted the merger agreement and approved the merger and approved the reverse split of Valentis common stock;

•       stockholders of Urigen must have adopted the merger agreement, approved the merger and approved the conversion of the Urigen Series A preferred stock into Urigen common stock;

•       the reverse split of the issued and outstanding shares of Valentis common stock shall have occurred;

•       all of the directors and officers of Valentis or Valentis Holdings that Urigen has requested to resign their positions shall have resigned their positions with Valentis or Valentis Holdings on or prior to the closing date of the merger;

•       each outstanding stock option, warrant, and other right to purchase or acquire the capital stock of Urigen shall have been exercised, waived or released and or Urigen shall have entered into agreements with the holders of such options, warrants or rights in accordance with the merger agreement;

•       all outstanding securities exchangeable for or convertible into capital stock of Urigen, including, without limitation, the Urigen Series A preferred stock, with the exception of the Urigen Series B preferred stock, shall be exchanged and or converted into Urigen common stock prior to the merger; and

•       holders of at least 90% of the aggregate issued and outstanding shares of Urigen common stock and preferred stock shall have voted in favor of or consented to the merger, or shall have otherwise waived or failed to perfect any appraisal rights to which they may otherwise be entitled.

These and other conditions are described in detail in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. Valentis and Urigen cannot assure you that all of the conditions to the merger will be satisfied. If the conditions to the merger are not satisfied or waived, the merger will not occur or will be delayed, and Valentis and Urigen each may lose some or all of the intended benefits of the merger.

Risks Related to Valentis

Valentis has undertaken restructuring activities, but Valentis may be unable to successfully manage its remaining resources, including available cash, which would adversely affect Valentis’ business and may require it to liquidate.

In July 2006, Valentis announced that its Phase IIb clinical trial for VLTS 934 in patients with peripheral arterial disease failed to meet its primary or any of its secondary endpoints. Valentis has no plans for further development of VLTS 934 and Valentis has terminated its Phase IIb clinical trial. Valentis had previously devoted substantially all of its research, development and clinical efforts and financial resources toward the development VLTS 934.

Following Valentis’ announcement regarding the results of its clinical trial for VLTS 934, Valentis announced restructuring activities, including a workforce reduction of approximately 55% of its employees on August 18, 2006. Further reductions of approximately 66% of Valentis’ remaining workforce occurred through the ends of August and October 2006. Valentis anticipates further reductions of its remaining workforce as it proceeds towards the completion of its strategic opportunities, primarily including consummating the proposed merger with Urigen. The total costs associated with the reductions in workforce are estimated to be between $1.1 million and $1.4 million, primarily related to severance benefits, of which $921,000 has been paid as of March 31, 2007. The remaining costs related to the workforce reductions primarily relate to the termination of Benjamin F. McGraw, III, Valentis’ president, chief executive officer and treasurer, upon the completion of the proposed merger with Urigen and are expected to be recorded and paid in the fiscal fourth quarter of 2007. In addition, a result of the July 2006 announcement regarding negative results in its Phase IIb clinical trial of VLTS 934, Valentis has entered into the sale or license of certain of its assets and the resolution of its property leases. Valentis has terminated its facilities lease and divested related equipment and tenant improvements. Despite these efforts, Valentis may be unable to adequately manage its remaining resources to reduce expenses associated with its existing agreements and commitments, including agreements related to its potential products and technologies or otherwise related to its business. If Valentis fails to reduce its current expenses or generate additional cash resources through sales of its assets or otherwise, it would adversely affect its business and reduce the value of an investment in, and market price of, its common stock and may result in an inability of Valentis to comply with the net cash and net worth covenants under the merger agreement and may require Valentis to liquidate.

Failure to effect the merger or another strategic alternative could materially adversely affect Valentis’ business. If Valentis is unsuccessful in consummating the merger or another suitable strategic alternative, it may be required to liquidate.

Following Valentis’ July 2006 announcement regarding the negative results of its clinical trial for VLTS 934, Valentis began actively considering strategic alternatives available to it with the goal of maximizing stockholder value. In addition to the merger, these strategic alternatives may, to the extent permitted by the merger agreement, include a variety of different business arrangements, such as the sale of certain of Valentis’ assets, business combinations, strategic partnerships, joint ventures, restructurings, divestitures, investments and other alternatives. Valentis’ strategic measures implemented to date, including the merger, and any strategic opportunity it may pursue could disappoint investors and depress the market price of Valentis’ common stock and the value of an investment in its common stock. The merger or any other strategic alternative Valentis pursues may require it to incur non-recurring or other charges and may pose significant integration challenges and/or management and business disruptions, any of which could materially and adversely affect Valentis’ business and financial results. Moreover, given Valentis’ financial condition and recent and anticipated workforce reductions, Valentis may not be able to successfully implement the merger or any other strategic alternative it pursues, and even if Valentis determines to pursue one or more of the strategic alternatives in lieu of or in addition to the merger, Valentis may be unable to do so on acceptable financial terms and such alternatives may not enhance stockholder value or improve the market price of its common stock. Although pursuing a strategic opportunity is subject to the risks outlined herein, if Valentis is unsuccessful in consummating the merger and/or other suitable strategic alternatives, its business would be materially adversely affected and it may be required to liquidate.

Valentis’ remaining potential products and technologies are in early stages of development. Valentis has no current plans to continue the development of any of these potential products or technologies and any efforts to develop and commercialize these potential products or technologies would be subject to a high risk of failure. In addition, Valentis does not have sufficient resources to pursue the development of any of these potential products or technologies.

The process of successfully developing potential products or technologies is very time-consuming, expensive and unpredictable. There is a high rate of attrition for product candidates in preclinical and clinical trials and it may be difficult or impossible for Valentis to develop, commercialize or license any novel or existing technologies. Until its recent July 2006 announcement regarding VLTS 934, Valentis’ business strategy depended upon the successful clinical development of VLTS 934 and the subsequent development of additional potential products and technologies in Valentis’ pipeline. Shortly following this announcement, Valentis announced a workforce reduction of 55% of its employees, which included the elimination of scientific staff and advisors necessary to further develop Valentis’ potential product candidates and technologies. Valentis further reduced its workforce to four employees in October 2006. Valentis anticipates further reductions of its remaining workforce as it proceeds towards the completion of its strategic opportunities, primarily including consummating the proposed merger with Urigen. Consequently, Valentis has no current plans to pursue the development of any of its remaining potential products and, in any event, such potential products and technologies currently are in research, preclinical development or the early stages of clinical testing, and commercialization of those potential products would not occur for at least the next several years, if at all. The development of new drugs is a highly risky undertaking and there can be no assurance that any future research and development efforts Valentis might undertake would be successful. In September 2004, Valentis reported that its Deltavasc™ product did not meet its primary endpoint in its Phase IIa clinical trial in patients with the intermittent claudication form of peripheral arterial disease. In July 2006, Valentis reported that its VLTS 934 product did not meet its primary or any of its secondary endpoints in its Phase IIb clinical trial in patients with peripheral arterial disease.

All of Valentis’ remaining potential products and technologies will require extensive additional research and development prior to any commercial introduction. There can be no assurance that any future research and development and clinical trial efforts will result in viable products or technologies.

Valentis’ remaining potential products and technologies include OptiPEG PEGylation technology and plasmid manufacturing technologies, all of which are described in more detail in “Valentis’ Business” in this joint proxy statement/prospectus. Concurrently with the merger, Valentis is, to the extent permitted by the merger agreement, considering strategic opportunities that may be available to it with respect to its potential products and technologies, given the substantial reduction in its research and development and clinical resources in connection with the termination of its VLTS 934 development activities. Valentis will be unable to successfully develop these potential products and technologies itself, and Valentis also may be unable to enter into strategic collaborations with third parties to pursue the development of these potential products and technologies. Even if Valentis is able to identify potential strategic collaborators or licensees for these potential products and technologies, it may be unable to negotiate relationships with these parties on favorable terms, or at all. Moreover, any failure to obtain an adequate and timely amount of additional capital on commercially reasonable terms may limit Valentis’ ability to carry out any further research and development activities or strategic opportunities Valentis may opt to pursue with respect its remaining potential products and technologies, which would have a material adverse effect on Valentis’ business and financial condition, including its viability as an enterprise.

Valentis has a history of losses and may never be profitable.

Valentis has engaged in research and development activities since its inception. Valentis incurred losses from operations of approximately $15.6 million, $11.3 million and $6.5 million, for its fiscal years ended June 30, 2006, 2005 and 2004, respectively. As of March 31, 2007, Valentis had an accumulated deficit totaling approximately $242.7 million. In addition, following Valentis’ July 2006 announcement regarding the negative results of its clinical trial for VLTS 934, Valentis announced restructuring activities, including a workforce reduction of approximately 55% of its employees on August 18, 2006. Further workforce reductions of approximately 66% occurred through the ends of August and October 2006. Valentis anticipates further reductions of its remaining workforce as it proceeds towards the completion of its strategic opportunities, primarily including consummating the proposed merger with Urigen. The total costs associated with the reductions in workforce are estimated to be between $1.1 million and $1.4 million, primarily related to severance benefits, of which $921,000 has been paid as of March 31, 2007. The remaining costs related to the workforce reductions primarily relate to the termination of employment of Benjamin F. McGraw, III, Valentis’ president, chief executive officer and treasurer, upon the completion of the proposed merger with Urigen and are expected to be recorded and paid in the fiscal fourth quarter of 2007. Valentis has no current plans to develop or commercialize any of its remaining potential products or technologies and, in any event, the development and commercialization of potential products and technologies will require completion of additional clinical trials and significant research and development activities. Valentis expects to incur net losses for the foreseeable future as it seeks to consummate the merger and evaluates the strategic opportunities that may be available to it with respect to its existing business and assets, which may include the sale of its existing business, the sale of its existing assets or other actions. Valentis’ ability to achieve profitability depends on the outcome of its efforts with respect to these strategic alternatives and the other risk factors set forth in this joint proxy statement/prospectus. Because of the numerous risks and uncertainties associated with Valentis’ restructuring, the merger and other strategic activities and its product development efforts, Valentis is unable to predict the extent of any future losses or when it will become profitable, if at all. Even if it does achieve profitability, Valentis may not be able to sustain or increase profitability on a quarterly or annual basis.

Valentis announced a significant reduction in its workforce in each of August and October 2006. As a result of its financial condition and actual workforce reductions, Valentis may not be successful in retaining key employees, which could adversely affect Valentis’ efforts to effectively manage its remaining resources and explore or consummate the merger or any other strategic opportunities that may be available to it.

In July 2006, Valentis announced that its Phase IIb clinical trial for VLTS 934 in patients with peripheral arterial disease failed to meet its primary or any of its secondary endpoints. Shortly thereafter, in August 2006, Valentis announced that its board of directors had approved a plan to reduce Valentis’ staff by eliminating approximately 55% of its employees on August 18, 2006, with further workforce reductions of approximately 66% occurring at the ends of both August and October 2006. As of the date of this joint proxy statement/prospectus, the total workforce of Valentis consists of four full time employees, all of whom are in finance and administration. Valentis’ senior management consists solely of Benjamin F. McGraw, III, acting as president, chief executive officer and treasurer. Valentis anticipates further reductions of its remaining workforce as it proceeds towards the completion of its strategic opportunities, primarily including consummating the proposed merger with Urigen. The total costs associated with the reductions in workforce are estimated to be between $1.1 million and $1.4 million, primarily related to severance benefits, of which $921,000 has been paid as of March 31, 2007. The remaining costs related to the workforce reductions primarily relate to the termination of employment of Benjamin F. McGraw, III, Valentis’ president, chief executive officer and treasurer, upon the completion of the proposed merger with Urigen and are expected to be recorded and paid in the fiscal fourth quarter of 2007.

Valentis terminated its 401(k) plan in August 2006. Valentis expects that it will be difficult to retain the services of any personnel Valentis may need to operate its business or consummate the merger or any other strategic opportunity that may be available to it. While a further reduced workforce will assist Valentis in conserving its remaining resources, the loss of the services of any principal member of Valentis’ management could significantly delay or prevent the achievement of the merger or any other strategic alternatives that may be available to Valentis, which would adversely affect its future business prospects and the value of an investment in its common stock.

Following the delisting of its common stock from the Nasdaq Capital Market, Valentis’ common stock has been quoted on the Pink Sheets. In addition, Valentis is in the process of transferring the quotation of its common stock to the OTC Bulletin Board. As a result, Valentis’ common stock is subject to additional trading restrictions as a “penny stock,” which could adversely affect the liquidity and price of such stock.

Following the delisting of its common stock from the Nasdaq Capital Market, Valentis’ common stock has been quoted on the Pink Sheets. In addition, Valentis is in the process of transferring the quotation of its common stock to the OTC Bulletin Board. If the transfer is completed, Valentis’ common stock will be reported on the OTC Bulletin Board. Because Valentis’ common stock is not listed on any national securities exchange, its shares are subject to the regulations regarding trading in “penny stocks,” which are those securities trading for less than $5.00 per share. The following is a list of the general restrictions on the sale of penny stocks:

•       Prior to the sale of penny stock by a broker-dealer to a new purchaser, the broker-dealer must determine whether the purchaser is suitable to invest in penny stocks. To make that determination, a broker-dealer must obtain, from a prospective investor, information regarding the purchaser's financial condition and investment experience and objectives. Subsequently, the broker-dealer must deliver to the purchaser a written statement setting forth the basis of the suitability finding and obtain the purchaser’s signature on such statement.

•       A broker-dealer must obtain from the purchaser an agreement to purchase the securities. This agreement must be obtained for every purchase until the purchaser becomes an “established customer.” A broker-dealer may not effect a purchase of a penny stock less than two business days after a broker-dealer sends such agreement to the purchaser.

•       The Exchange Act requires that prior to effecting any transaction in any penny stock, a broker-dealer must provide the purchaser with a “risk disclosure document” that contains, among other things, a description of the penny stock market and how it functions and the risks associated with such investment. These disclosure rules are applicable to both purchases and sales by investors.

•       A dealer that sells penny stock must send to the purchaser, within ten days after the end of each calendar month, a written account statement including prescribed information relating to the security.

These requirements can severely limit the liquidity of securities in the secondary market because few brokers or dealers are likely to be willing to undertake these compliance activities. Because Valentis’ common stock is subject to the rules and restrictions regarding penny stock transactions, an investor’s ability to sell to a third party and Valentis’ ability to raise additional capital may be limited. Valentis makes no guarantee that its market-makers will make a market in its common stock, or that any market for its common stock will continue.

Valentis’ stock price has been and may continue to be volatile, and an investment in Valentis’ common stock could suffer a decline in value.

The trading price of Valentis’ common stock dropped significantly as a result of its recent announcements regarding its product candidate VLTS 934 and may continue to be highly volatile. Valentis’ common stock has traded below $1.00 per share since these announcements and closed at $0.26 on February 1, 2007, the latest practicable date prior to the date of initial filing of this joint proxy statement/prospectus. Valentis receives only limited attention by securities analysts and may experience an imbalance between supply and demand for its common stock resulting from low trading volumes. The market price of Valentis common stock may fluctuate significantly in response to a variety of factors, most of which are beyond Valentis’ control, including the following:

•       announcements regarding the merger and any other strategic alternative Valentis may choose to pursue or the lack of such announcement;

•       announcements regarding future reductions in Valentis’ remaining staff;

•       announcements regarding Valentis’ financial condition;

•       developments related to Valentis’ collaboration agreements, license agreements, academic licenses and other material agreements;

•  Valentis’ ability to attract and retain corporate partners;

•       developments related to Valentis’ patents or other proprietary rights or those of its competitors;

•       announcements by Valentis or its competitors of new products or product candidates, technological innovations, contracts, acquisitions, corporate partnerships or joint ventures; and

•       market conditions for biopharmaceutical or biotechnology stocks in general.

The stock market has, from time to time, experienced extreme price and volume fluctuations, which have particularly affected the market prices for emerging biotechnology and biopharmaceutical companies and which have often been unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of Valentis common stock. In addition, sales of substantial amounts of Valentis common stock in the public market could lower the market price of Valentis common stock.

In addition to the proposed merger, Valentis may engage in other strategic alternatives, which could result in changes to its management and board of directors, which could result in material changes to its business operations, strategies and focus moving forward.

Following Valentis’ July 2006 announcement regarding the negative results of its clinical trial for VLTS 934, Valentis began actively considering strategic alternatives available to it with the goal of maximizing stockholder value. In addition to the merger, these strategic alternatives may, to the extent permitted by the merger agreement, include a variety of different business arrangements, including business combinations. If Valentis completes the merger, the resulting entity will have a substantially different management group and board of directors. The management group and board of directors will not operate Valentis consistent with its past business operations, strategies and focus. Moreover, even if Valentis is able to complete the merger, or if permitted, pursues a business combination, there can be no assurance that any resulting entity and material changes in its business operations, strategies or focus would be successful, and such transactions could disappoint investors and further depress the price of Valentis common stock and the value of an investment in Valentis common stock. The merger will and any other strategic alternative may require Valentis to incur non-recurring or other charges and may pose significant integration challenges and/or management and business disruptions, any of which could materially and adversely affect Valentis’ business and financial results.

Certain of Valentis’ license agreements may be affected as a result of Valentis’ current business focus on the merger or other strategic alternatives. The parties to the merger agreement and the license agreements may be able to terminate such agreements if Valentis is unable to perform its obligations under such agreements or if Valentis pursues certain types of strategic alternatives, which could prevent or delay Valentis from consummating the merger or other strategic alternatives and reduce the value of its remaining potential products and technologies.

Following Valentis’ July 2006 announcement regarding negative results in its Phase IIb clinical trial of VLTS 934 in parties with PAD, Valentis ceased all research and development activities on all of its potential products and technologies, including activities under its collaboration and contract research agreements and activities relating to its clinical trials. Certain of Valentis’ current license agreements may give its licensees the right to terminate such agreements if Valentis fails to perform its obligations under such agreements. Although Valentis does not expect that any of its technology licenses will be terminated in the near term, Valentis cannot guarantee that the other parties to such agreements will not seek to terminate their agreements with Valentis. The loss of any of these agreements, or the rights Valentis receives under such agreements, may materially adversely affect the aggregate value of Valentis’ remaining potential products and technologies and may prevent Valentis from carrying out any strategic opportunity, other than the merger, that may be available to it, which would materially adversely affect Valentis’ business results of operations and financial condition.

Moreover, certain of Valentis’ license agreements are silent with respect to, or contain prohibitions on, Valentis’ ability to assign such agreements in the event of certain business combinations and assets sales. Although Valentis generally believes that it has the right to assign a substantial majority of its agreements if it determines to pursue certain types of business combinations, Valentis cannot assure you that the other parties to such agreements would not seek to prevent or delay the assignment of such agreements, which might render potential strategic partners less willing to negotiate with Valentis and decrease the value of its remaining potential products and technologies.

Valentis’ stock price could be adversely affected by dispositions of its shares pursuant to registration statements currently in effect.

Some of Valentis’ current stockholders, such as the Perseus-Soros BioPharmaceutical Fund, L.P., Xmark Asset Management, LLC, Brantrock Advisors, Inc., and Biotechnology Value Fund, hold a substantial number of shares, in the case of the named stockholders up to 45.09%, which they are currently able to sell in the public market under certain registration statements currently in effect, or otherwise. Sales of a substantial number of shares of Valentis’ common stock or the perception that these sales may occur, could cause the trading price of Valentis’ common stock to fall and could impair Valentis’ ability to raise capital through the sale of additional equity securities.

As of March 31, 2007, Valentis had issued and outstanding 17,067,284 shares of common stock. This amount does not include, as of March 31, 2007:

•       approximately 2,592,635 shares of Valentis common stock issuable upon the exercise of all of Valentis’ outstanding options and the release of restricted stock awards; and

•       approximately 4,724,894 shares of Valentis common stock issuable upon the exercise of all of Valentis’ outstanding warrants.

These shares of Valentis common stock, if and when issued, may be sold in the public market assuming the applicable registration statements continue to remain effective and subject in any case to trading restrictions to which Valentis insiders holding such shares may be subject from time to time. If these options or warrants are exercised and sold, Valentis stockholders may experience additional dilution and the market price of Valentis common stock could fall. Valentis does not intend to register any additional shares under S-8 or S-3 registration statements.

Regardless of whether the merger is consummated, Valentis must be able to continue to secure additional financing in order to continue its operations, which might not be available or which, if available, may be on terms that are not favorable to Valentis.

Valentis’ ability to pursue any strategic alternative, other than the merger, that may be available to it or to engage in any future development and clinical testing of its potential products will require substantial additional financial resources. Valentis’ future funding requirements will depend on many factors, including:

•       any strategic alternative, other than the merger, Valentis may choose to pursue;

•       future reductions in Valentis’ remaining staff;

•       Valentis’ financial condition;

•       developments related to Valentis’ collaboration agreements, license agreements, academic licenses and other material agreements;

•  Valentis’ ability to establish and maintain corporate collaborations;

•       the time and costs involved in filing, prosecuting and enforcing patent claims; and

•       competing technological and market developments.

Valentis uses approximately $200,000 per month to operate its business and currently expects to have sufficient cash to continue its operations through June 2007. Valentis may have insufficient working capital to fund its future cash needs unless it is able to raise additional capital in the future. Valentis has financed its operations to date primarily through the sale of equity securities and through corporate collaborations. Valentis does not anticipate generating revenues for the foreseeable future and may fund its operations through additional third party financing or other means. If Valentis raises additional funds by issuing equity securities, substantial dilution to Valentis’ existing or post-merger stockholders may result. Valentis may not be able to obtain additional financing on acceptable terms, or at all. Any failure to obtain an adequate and timely amount of additional capital on commercially reasonable terms will have a material adverse effect on Valentis’ business and financial condition, including Valentis’ viability as an enterprise. As a result of these concerns, Valentis’ management is assessing, and may pursue, in addition to the merger, other strategic alternatives (to the extent permitted by the merger agreement), including the sale of Valentis’ existing business, the sale of certain of Valentis’ assets or other actions.

Valentis may also take actions to conserve its cash resources through further reductions in its personnel or by relinquishing greater or all rights to its potential products at an earlier stage of development or on less favorable terms than its otherwise would. Any or all of these actions could have a material adverse affect on Valentis’ business.

Valentis may become involved in securities litigation that could divert Valentis’ management’s attention and harm its business.

The market price of development stage companies is typically volatile. When there is a sharp drop in the stock price of a development stage company, stockholder lawsuits may be filed against the company. Valentis’ stock price dropped substantially following the July 2006 announcement regarding the negative results of Valentis’ clinical trial for VLTS 934 and has traded below $1.00 per share since Valentis’ announcement. Valentis does not anticipate that the price of its common stock will significantly increase in the short term. As a result, Valentis may become involved in securities litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect Valentis’ business.

Due to its financial condition, Valentis may be unable to attract and retain corporate or academic partners to develop, introduce and market products acquired if the merger is consummated or develop, introduce and market its remaining potential products and technologies.

Valentis’ business strategy has been to attract business partners to fund or conduct research and development, clinical trials, manufacturing, marketing and sales of its potential products and technologies. Valentis faces intense competition from many other companies in the pharmaceutical and biotechnology industries for corporate collaborations, as well as for establishing relationships with academic and research institutions and for obtaining licenses to proprietary technology. Valentis’ financial condition will, and a shift in post-merger focus may, substantially reduce its ability to attract and retain current and potential corporate and academic partners, which will reduce Valentis’ ability to develop, introduce and market its existing potential products and could adversely affect its business.

Valentis’ potential products are subject to extensive regulatory approval by the United States Food and Drug Administration and others, including with regard to completion of clinical trials, which is expensive, time consuming and uncertain. Valentis cannot assure you that any of its remaining potential products or technologies will be approved.

Valentis is, and if the merger is completed will continue to be, subject to significant regulatory requirements, including the successful completion of clinical trials, prior to the commercialization of its potential products. Under the United States Food, Drug and Cosmetic Act, the United States Public Health Services Act, and related regulations, the United States Food and Drug Administration, or the FDA, regulates the development, clinical testing, manufacture, labeling, sale, distribution and promotion of drugs and biologics in the United States. Prior to market introduction in the United States, a potential drug or biological product must undergo rigorous clinical trials that meet the requirements of the FDA in order to demonstrate safety and efficacy in humans. Depending upon the type, novelty and effects of the drug and the nature of the disease or disorder to be treated, the FDA approval process can take several years, require extensive clinical testing and result in significant expenditures.

Clinical trials and the FDA approval process are long, expensive and uncertain processes, which require substantial time, effort and financial and human resources. Valentis has, and if the merger is completed will continue to have, limited experience in conducting clinical trials and may encounter problems or fail to demonstrate the efficacy or safety that cause Valentis, or the FDA, to delay, suspend or terminate the development of any potential products. For example, in July 2006, Valentis announced that its Phase IIb clinical trial for VLTS 934 in patients with peripheral arterial disease failed to meet its primary or any of its secondary endpoints. Valentis has no plans for further development of VLTS 934 and has terminated its Phase IIb clinical trial. Valentis had previously devoted substantially all of its research, development and clinical efforts and financial resources toward the development VLTS 934.

Although it has a pipeline of remaining potential products and technologies, Valentis has no current plans for the further commercial development of any of its existing or future potential products or technologies. Even if Valentis were able to continue development of any of its existing or future potential products, clinical trials are long, expensive and uncertain processes during which Valentis may encounter difficulties completing the trial. Problems Valentis may encounter, even if the merger is consummated, include the unavailability of preferred sites for conducting the trials, an insufficient number of eligible subjects, changes in the number of subjects based on the performance of interim analyses, changes in protocol and other factors, which may delay the advancement of clinical trials, lead to increased costs or result in the termination of the clinical trials altogether. Furthermore, the FDA may suspend clinical trials at any time if it believes the subjects participating in the trials are being exposed to unacceptable health risks or if it finds deficiencies in the clinical trial process or the conduct of the investigation.

Valentis cannot assure you that clinical testing for any of its existing remaining potential products or required potential products will be completed within any specific time period, if at all. There can be no assurance that any FDA approval will be granted on a timely basis, if at all, or that any of Valentis’ existing or future potential products will prove safe and effective in all required clinical trials or will meet all applicable regulatory requirements necessary to receive marketing approval from the FDA. In addition, should any other future clinical trials for Valentis’ existing or future potential products fail to demonstrate a statistically significant therapeutic drug effect and/or show that its potential products are safe for the targeted patient population, Valentis’ business and prospects could be harmed, the market price of Valentis common stock could fall, Valentis’ ability to generate revenues from those potential products could be adversely affected, delayed or prevented entirely, and Valentis may not be able to obtain additional financing on acceptable terms, or at all.

Even if Valentis successfully obtains FDA approval for its existing or future potential products, Valentis may not be able to obtain the regulatory approvals necessary to market its potential products outside the United States since the commercialization of Valentis’ existing or future potential products outside the United States will be subject to separate regulations imposed by foreign government agencies. The approval procedures for marketing outside the United States vary among countries and can involve additional testing. Accordingly, Valentis cannot predict with any certainty how long it will take or how much it will cost to obtain regulatory approvals for manufacturing and marketing its existing or future potential products within and outside the United States or whether Valentis will be able to obtain those regulatory approvals at all. Valentis’ failure to successfully complete any necessary clinical trials, and obtain FDA and any applicable foreign government approvals, or any delays in receipt of such approvals, could have a material effect on Valentis’ business, results of operations and financial condition.

Valentis faces strong competition in the markets it has targeted from other companies with substantially greater experience, financial resources and name recognition than it, and competition from alternative treatments in the biopharmaceuticals market. If Valentis’ potential products and technologies do not remain competitive, their value may be materially diminished.

The pharmaceutical and biotechnology industries are highly competitive. Valentis is aware of several pharmaceutical and biotechnology companies that are pursuing peripheral arterial disease therapeutics that compete with Valentis’ remaining potential products and technologies. For example, Valentis is aware that AnGes MG, Centelion/Gencell SAS, NicOx, Sigma Tau, Inc., Nissan Chemical, Mitsubishi Pharmaceuticals, Kos Pharmaceuticals, Endovasc, Sangamo BioSciences, Inc. and Otsuka Pharmaceutical Co., Ltd. have engaged or are engaged in developing biotechnology or pharmaceutical therapies. Many of these companies are addressing diseases that have been targeted by Valentis directly or through its corporate partners, and many of them may have more experience in these areas and substantially greater financial, research, product development, manufacturing, marketing and technical resources than Valentis has. Some companies also have greater name recognition than Valentis and long-standing collaborative relationships. Valentis’ competitive position depends on a number of factors, including safety, efficacy, reliability, marketing and sales efforts, and existence of competing products, and treatments and general economic conditions. If Valentis’ existing remaining potential products and technologies do not remain competitive in light of these factors, their value may be materially diminished, which could adversely affect Valentis’ business prospects if the merger is not completed.

Valentis’ competitors, academic and research institutions or others may develop safer, more effective or less costly cardiovascular therapies, biologic delivery systems, gene-based therapeutics or chemical-based therapies. In addition, competitors may achieve superior patent protection or obtain regulatory approval or product commercialization earlier than Valentis does. Any such developments could seriously harm Valentis’ business, financial condition and results of operations.

Adverse events in the field of drug therapies may negatively impact regulatory approval or public perception of Valentis’ potential products and technologies.

The FDA may become more restrictive regarding the conduct of clinical trials including cardiovascular and other therapies. This approach by the FDA could lead to delays in the timelines for regulatory review, as well as potential delays in the conduct of clinical trials. In addition, negative publicity may affect patients’ willingness to participate in clinical trials. If fewer patients are willing to participate in clinical trials, the timelines for recruiting patients and conducting such trials will be delayed. The commercial success of Valentis’ existing or future potential products and technologies will depend in part on public acceptance of the use of its therapies for the prevention or treatment of human diseases. Negative public reaction to Valentis’ therapies in general could result in stricter labeling requirements of products, including any of its potential products, and could cause a decrease in the demand for products Valentis may develop, if any.

If Valentis is unable to obtain rights to its proprietary technologies, Valentis may be unable to utilize such technologies to develop new products and the value of such technologies in any sale of such assets could be diminished.

Patents and other proprietary rights are important to Valentis’ business. Valentis’ policy is to file patent applications and protect inventions and improvements to inventions that are commercially important to the development of its business. As of the date of this joint prospectus/proxy statement, Valentis owns two commercially relevant issued United States patents, several related foreign patents, and numerous related United States and foreign patent applications, covering a significant number of claims relating to proprietary methods for the manufacture and purification of plasmid DNA. DNA vaccines are based on plasmid DNA. Valentis knows of no other methods for large-scale purification of plasmid DNA that appear as efficient as the ones covered by Valentis’ patents and related patent applications. Valentis’ failure to obtain patent protection or otherwise protect its proprietary technology or potential products may have a material adverse effect on Valentis’ competitive position and business prospects. The patent application process takes several years and entails considerable expense. There is no assurance that additional patents will issue from these applications or, if patents do issue, that the claims allowed will be sufficient to protect Valentis’ technology.

The patent positions of pharmaceutical and biotechnology firms are often uncertain and involve complex legal and factual questions. Furthermore, the breadth of claims allowed in biotechnology patents is unpredictable. Valentis cannot be certain that others have not filed patent applications for technology covered by our pending applications or that Valentis was the first to invent the technology that is the subject of such patent applications. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to technologies, products or processes that block or compete with those of Valentis. As a result, Valentis or any potential purchaser of its technologies or potential products may be required to obtain licenses or acquire rights to those technologies or products. Valentis or any potential purchaser of its technologies or potential products may not be able to obtain a license or acquire rights to those technologies or products on reasonable terms, or at all. As a consequence, Valentis or any potential purchaser of its technologies or potential products may be prevented from using such technologies or developing potential products or it may have to make cumulative royalty payments to several companies. These cumulative royalties could reduce amounts paid to Valentis or could make its technologies or potential products too expensive to develop or market or make them unattractive to potential buyers of such assets. If Valentis is unable to acquire or obtain rights to technologies, products or product candidates necessary for its business, Valentis’ business would be harmed.

Valentis relies on patents and other proprietary rights to protect its intellectual property and any inability to protect its intellectual property rights would adversely impact Valentis’ business.

Valentis relies on a combination of patents, trade secrets, trademarks, proprietary know-how, and nondisclosure and other contractual agreements and technical measures to protect its intellectual property rights. Valentis files patent applications to protect processes, practices and techniques related to its potential products that are significant to the development of Valentis’ business. Valentis owns or has exclusive rights to two commercially relevant United States patents and several related foreign patents, which relate to proprietary methods for manufacture and purification of plasmid DNA. Valentis also owns or has exclusive rights to pending United States and foreign patent applications. Valentis’ patent applications may not be approved. Any patents granted now or in the future may be invalidated or offer only limited protection against potential infringement and development by Valentis’ competitors of competing products. Moreover, Valentis’ competitors, many of which have substantial resources and have made substantial investments in competing technologies, may seek to apply for and obtain patents that will prevent, limit or interfere with Valentis’ ability to make, use or sell its potential products either in the United States or in international markets. In addition to patents, Valentis relies on trade secrets and proprietary know-how, which its seeks to protect, in part, through proprietary information agreements with employees, consultants and other parties. Valentis’ proprietary information agreements with its employees and consultants contain industry standard provisions requiring such individuals to assign to Valentis, without additional consideration, any intellectual property conceived or reduced to practice by them while employed or retained by Valentis, subject to customary exceptions. Proprietary information agreements with employees, consultants and others may be breached, and Valentis may not have adequate remedies for any breach. Also, Valentis’ trade secrets may become known to, or independently developed by, competitors. Any failure to protect its intellectual property would significantly impair Valentis’ competitive position and adversely affect its results of operations and business.

Valentis could become subject to litigation regarding its intellectual property rights, which could seriously harm Valentis’ business.

In previous years, there has been significant litigation in the United States involving patents and other intellectual property rights. Competitors in the biotechnology industry may use intellectual property litigation against Valentis to gain advantage. In the future, Valentis may be a party to litigation to protect its intellectual property or as a result of an alleged infringement of others’ intellectual property. These claims and any resulting lawsuit, if successful, could subject Valentis to significant liability for damages and invalidation of its proprietary rights. Any potential intellectual property litigation, if successful, also could force Valentis to stop selling, incorporating or using its existing or future potential products that use the challenged intellectual property; obtain from the owner of the infringed intellectual property right a license to sell or use technology relevant thereto, which license may not be available on reasonable terms, or at all; or redesign its potential products that use third-party technology. Valentis may also be required in the future to initiate claims or litigation against third parties for infringement of its intellectual property rights to protect such rights or determine the scope or validity of Valentis’ intellectual property or the rights of its competitors. The pursuit of these claims could result in significant expenditures and the diversion of Valentis’ technical and management personnel and Valentis may not have sufficient cash and manpower resources to pursue any such claims. If it is forced to take any of these actions, Valentis’ business may be seriously harmed.

Any claims, with or without merit, and regardless of whether Valentis prevails in the dispute, would be time-consuming, could result in costly litigation and the diversion of technical and management personnel and could require Valentis to develop non-infringing technology or to enter into royalty or licensing agreements. An adverse determination in a judicial or administrative proceeding and failure to obtain necessary licenses or develop alternate technologies could prevent Valentis from developing and selling its existing or future potential products, which would have a material adverse effect on Valentis’ business, results of operations and financial condition.

Valentis’ amended and restated certificate of incorporation and by-laws, as amended, include anti-takeover provisions that may enable Valentis’ management to resist an unwelcome takeover attempt by a third party.

Valentis’ basic corporate documents and Delaware law contain provisions that enable its management to attempt to resist a takeover unless it is deemed by Valentis’ management and board of directors to be in the best interests of Valentis’ stockholders. Those provisions might discourage, delay or prevent a change in the control of Valentis or a change in its management. Valentis’ board of directors may also choose to adopt further anti-takeover measures without stockholder approval. The existence and adoption of these provisions could adversely affect the voting power of holders of Valentis common stock and limit the price that investors might be willing to pay in the future for shares of Valentis common stock.

If its facilities were to experience an earthquake or other catastrophic loss, Valentis’ operations would be seriously harmed.

Valentis’ facilities could be subject to a catastrophic loss such as fire, flood or earthquake. Valentis’ corporate headquarters and remaining business operations are, and its expected post-merger operations are expected to be, located near major earthquake faults in Burlingame, California. Any such loss at any of Valentis’ facilities could disrupt its operations, delay development of its potential products and result in large expense to repair and replace its facilities. Valentis currently does not maintain insurance policies protecting against catastrophic loss, except for fire insurance with coverage amounts normally obtained in Valentis’ industry.

Valentis received a “going concern” opinion from its independent registered public accounting firm, which may negatively impact its business

Valentis has received a report from Ernst & Young LLP, its independent registered public accounting firm, regarding its consolidated financial statements for the fiscal year ended June 30, 2006, which included an explanatory paragraph stating that the financial statements were prepared assuming Valentis will continue as a going concern. The report also stated that Valentis’ recurring operating losses and need for additional financing have raised substantial doubt about Valentis’ ability to continue as a going concern. Given the July 2006 announcement that Phase IIb clinical trial for VLTS 934 in patients with peripheral arterial disease failed to meet its primary or any of its secondary endpoints, Valentis is focusing its business efforts on pursuing strategic opportunities that may be open to it, including the sale or merger of its business, the sale of certain of its assets or other actions. If Valentis fails to show progress toward a suitable strategic alternative, Valentis will be unable to dispel any continuing doubts about its ability to continue as a going concern, which would adversely affect its ability to consummate any such strategic alternative, enter into collaborative relationships with business partners, raise additional capital or further develop its remaining potential products and technologies, which would have a material adverse effect on its business, financial condition and results of operations and may require Valentis to wind up its business and dissolve.

Risks Related to Urigen

Urigen’s potential products and technologies are in early stages of development.

The development of new pharmaceutical products is a highly risky undertaking, and there can be no assurance that any future research and development efforts Urigen might undertake will be successful. All of Urigen’s potential products will require extensive additional research and development prior to any commercial introduction. There can be no assurance that any future research and development and clinical trial efforts will result in viable products.

Urigen does not yet have the required clinical data and results to successfully market its forerunner product, URG101, or any other potential product in any jurisdiction, and future clinical or preclinical results may be negative or insufficient to allow Urigen to successfully market any of its product candidates. Obtaining needed data and results may take longer than planned or may not be obtained at all.

Urigen’s primary product candidate did not meet its primary endpoint in a Phase II clinical study; therefore Urigen is dependent upon incorporating appropriate protocol changes to the product candidate in order to achieve positive results in subsequent trials.

URG101 is Urigen’s patent-protected product for chronic pelvic pain of bladder origin, or CPP. Urigen has recently completed a multi-center, randomized, double-blind and placebo-controlled Phase IIb study in 90 patients. On October 30, 2006, Urigen announced that URG101 did not meet the primary endpoint in a Phase II clinical trial in CPP. Urigen announced that the primary endpoint in this study was improvement in pain and urgency at the end of the study as monitored by the Patient Overall Rating of Improvement of Symptoms questionnaire, a measurement tool used in clinical trials of chronic pelvic pain. In this study, the difference between the URG101 treatment group and the placebo group did not achieve statistical significance for the primary endpoint of the study. The mixed results of the Phase II URG101 study have not affected the contemplated merger.

Urigen believes the overall results of the clinical trial may have been compromised by issues relating to patient selection. Furthermore, Urigen believes that incorporation of appropriate protocol changes may allow it to achieve positive results in subsequent trials. Other exploratory endpoints were either statistically significant or trended in that direction, such as improvement in urgency with one treatment and a trend toward improvement in bladder pain with one treatment. In addition, Urigen has identified important and significant changes to the study treatment protocol, such as requiring minimum pain and urgency scores upon entry that will be incorporated and tested in a single dose, placebo-controlled cross-over pharmacodynamic study. This pharmacodynamic study is planned to be completed as the next clinical step in the development of URG101; however, there can be no assurance that Urigen will be able to achieve the primary endpoint in this study or that URG101 will otherwise be successfully developed into a commercial product.

Urigen is subject to substantial government regulation, which could materially adversely affect Urigen’s business.

The production and marketing of Urigen’s potential products and its ongoing research and development, pre-clinical testing and clinical trial activities are currently subject to extensive regulation and review by numerous governmental authorities in the United States and will face similar regulation and review for overseas approval and sales from governmental authorities outside of the United States. All of the products Urigen is currently developing must undergo rigorous pre-clinical and clinical testing and an extensive regulatory approval process before they can be marketed. This process makes it longer, harder and more costly to bring Urigen’s potential products to market, and Urigen cannot guarantee that any of its potential products will be approved. The pre-marketing approval process can be particularly expensive, uncertain and lengthy, and a number of products for which FDA approval has been sought by other companies have never been approved for marketing. In addition to testing and approval procedures, extensive regulations also govern marketing, manufacturing, distribution, labeling, and record-keeping procedures. If Urigen or its business partners do not comply with applicable regulatory requirements, such violations could result in non-approval, suspensions of regulatory approvals, civil penalties and criminal fines, product seizures and recalls, operating restrictions, injunctions, and criminal prosecution.

Withdrawal or rejection of FDA or other government entity approval of Urigen’s potential products may also adversely affect Urigen’s business. Such rejection may be encountered due to, among other reasons, lack of efficacy during clinical trials, unforeseen safety issues, inability to follow patients after treatment in clinical trials, inconsistencies between early clinical trial results and results obtained in later clinical trials, varying interpretations of data generated by clinical trials, or changes in regulatory policy during the period of product development in the United States and abroad. In the United States, there is stringent FDA oversight in product clearance and enforcement activities, causing medical product development to experience longer approval cycles, greater risk and uncertainty, and higher expenses. Internationally, there is a risk that Urigen may not be successful in meeting the quality standards or other certification requirements. Even if regulatory approval of a product is granted, this approval may entail limitations on uses for which the product may be labeled and promoted, or may prevent Urigen from broadening the uses of Urigen’s current potential products for different applications. In addition, Urigen may not receive FDA approval to export Urigen’s potential products in the future, and countries to which potential products are to be exported may not approve them for import.

Manufacturing facilities for Urigen’s products will also be subject to continual governmental review and inspection. The FDA has stated publicly that compliance with manufacturing regulations will continue to be strictly scrutinized. To the extent Urigen decides to manufacture its own products, a governmental authority may challenge Urigen’s compliance with applicable federal, state and foreign regulations. In addition, any discovery of previously unknown problems with one of Urigen’s potential products or facilities may result in restrictions on the potential product or the facility. If Urigen decides to outsource the commercial production of its products, any challenge by a regulatory authority of the compliance of the manufacturer could hinder Urigen’s ability to bring its products to market.

From time to time, legislative or regulatory proposals are introduced that could alter the review and approval process relating to medical products. It is possible that the FDA or other governmental authorities will issue additional regulations which would further reduce or restrict the sales of Urigen’s potential products. Any change in legislation or regulations that govern the review and approval process relating to Urigen’s potential and future products could make it more difficult and costly to obtain approval for these products.

Urigen relies on third parties to assist it in conducting clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, Urigen may not be able to obtain regulatory approval for or commercialize its product candidates.

Like many companies its size, Urigen does not have the ability to conduct preclinical or clinical studies for its product candidates without the assistance of third parties who conduct the studies on its behalf. These third parties are usually toxicology facilities and clinical research organization, or CROs, that have significant resources and experience in the conduct of pre-clinical and clinical studies. The toxicology facilities conduct the pre-clinical safety studies as well as all associated tasks connected with these studies. The CROs typically perform patient recruitment, project management, data management, statistical analysis, and other reporting functions.

Third parties that Urigen uses, and has used in the past, to conduct clinical trials include Clinimetrics Research Canada, Inc. and Cardinal Health PTS, LLC. Urigen intends to continue to rely on third parties to conduct clinical trials of its product candidates and to use different toxicology facilities and CROs for all of its pre-clinical and clinical studies.

Urigen’s reliance on these third parties for development activities reduces its control over these activities. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to Urigen’s clinical protocols or for other reasons, Urigen’s clinical trials may be extended, delayed or terminated. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, Urigen may be required to replace them. Although Urigen believes there are a number of third-party contractors it could engage to continue these activities, replacing a third-party contractor may result in a delay of the affected trial. Accordingly, Urigen may not be able to obtain regulatory approval for or successfully commercialize its product candidates.

Delays in the commencement or completion of clinical testing of Urigen’s product candidates could result in increased costs to Urigen and delay its ability to generate significant revenues.

Delays in the commencement or completion of clinical testing could significantly impact Urigen’s product development costs. Urigen does not know whether current or planned clinical trials will begin on time or be completed on schedule, if at all. The commencement of clinical trials can be delayed for a variety of reasons, including delays in:

•       obtaining regulatory approval to commence a clinical trial;

•       reaching agreement on acceptable terms with prospective contract research organizations and clinical trial sites;

•       obtaining sufficient quantities of clinical trial materials for any or all product candidates;

•       obtaining institutional review board approval to conduct a clinical trial at a prospective site; and

•       recruiting participants for a clinical trial.

In addition, once a clinical trial has begun, it may be suspended or terminated by Urigen or the FDA or other regulatory authorities due to a number of factors, including:

•       failure to conduct the clinical trial in accordance with regulatory requirements;

•       inspection of the clinical trial operations or clinical trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold; or

•       lack of adequate funding to continue the clinical trial.

Clinical trials require sufficient participant enrollment, which is a function of many factors, including the size of the target population, the nature of the trial protocol, the proximity of participants to clinical trial sites, the availability of effective treatments for the relevant disease, the eligibility criteria for Urigen’s clinical trials and competing trials. Delays in enrollment can result in increased costs and longer development times. Urigen’s failure to enroll participants in its clinical trials could delay the completion of the clinical trials beyond current expectations. In addition, the FDA could require Urigen to conduct clinical trials with a larger number of participants than it may project for any of its product candidates. As a result of these factors, Urigen may not be able to enroll a sufficient number of participants in a timely or cost-effective manner.

Furthermore, enrolled participants may drop out of clinical trials, which could impair the validity or statistical significance of the clinical trials. A number of factors can influence the discontinuation rate, including, but not limited to: the inclusion of a placebo in a trial; possible lack of effect of the product candidate being tested at one or more of the dose levels being tested; adverse side effects experienced, whether or not related to the product candidate; and the availability of numerous alternative treatment options that may induce participants to discontinue from the trial.

Urigen, the FDA or other applicable regulatory authorities may suspend clinical trials of a product candidate at any time if Urigen or they believe the participants in such clinical trials, or in independent third-party clinical trials for drugs based on similar technologies, are being exposed to unacceptable health risks or for other reasons.

Urigen does not have commercial-scale manufacturing capability, and it lacks commercial manufacturing experience.

If Urigen is successful in achieving regulatory approval and developing the markets for its potential products, it would have to arrange for its scaled-up manufacture of its products. At the present time, Urigen has not arranged for the large-scale manufacture of its products. There can be no assurance that Urigen will, on a timely basis, be able to make the transition from manufacturing clinical trial quantities to commercial production quantities successfully or be able to arrange for contract manufacturing. Urigen believes one or more contractors will be able to manufacture its products for initial commercialization if the products obtain FDA and other regulatory approvals. Potential difficulties in manufacturing Urigen products, including scale-up, recalls or safety alerts, could have a material adverse effect on Urigen’s business, financial condition, and results of operations.

Urigen’s products can only be manufactured in a facility that has undergone a satisfactory inspection by the FDA and other relevant regulatory authorities. For these reasons, Urigen may not be able to replace manufacturing capacity for its products quickly if it or its contract manufacturer(s) were unable to use manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure, or other difficulty, or if such facilities were deemed not in compliance with the regulatory requirements and such  non-compliance could not be rapidly rectified. An inability or reduced capacity to manufacture Urigen products would have a material adverse effect on Urigen’s business, financial condition, and results of operations.

Urigen expects to enter into definitive and perhaps additional arrangements with contract manufacturing companies in order to secure the production of its products or to attempt to improve manufacturing costs and efficiencies. If Urigen is unable to enter into definitive agreements for manufacturing services and encounters delays or difficulties in finalizing or otherwise establishing relationships with manufacturers to produce, package, and distribute its products, then market introduction, and subsequent sales of such products would be adversely affected.

If Urigen fails to obtain acceptable prices or appropriate reimbursement for its products, its ability to successfully commercialize its products will be impaired.

Government and insurance reimbursements for healthcare expenditures play an important role for all healthcare providers, including physicians and pharmaceutical companies such as Urigen, that plan to offer various products in the United States and other countries in the future. Urigen’s ability to earn sufficient returns on its potential products will depend in part on the extent to which reimbursement for the costs of such products will be available from government health administration authorities, private health coverage insurers, managed care organizations, and other organizations. In the United States, Urigen’s ability to have its products eligible for Medicare, Medicaid or private insurance reimbursement will be an important factor in determining the ultimate success of its products. If, for any reason, Medicare, Medicaid or the insurance companies decline to provide reimbursement for Urigen’s products, its ability to commercialize its products would be adversely affected. There can be no assurance that Urigen’s potential drug products will be eligible for reimbursement.

There has been a trend toward declining government and private insurance expenditures for many healthcare items. Third-party payors are increasingly challenging the price of medical and pharmaceutical products.

If purchasers or users of Urigen’s products and related treatments are not able to obtain appropriate reimbursement for the cost of using such products, they may forgo or reduce such use. Even if Urigen’s products are approved for reimbursement by Medicare, Medicaid and private insurers, of which there can be no assurance, the amount of reimbursement may be reduced at times, or even eliminated. This would have a material adverse effect on Urigen’s business, financial condition and results of operations.

Significant uncertainty exists as to the reimbursement status of newly approved pharmaceutical products, and there can be no assurance that adequate third-party coverage will be available.

Urigen has limited sales, marketing and distribution experience.

Urigen has very limited experience in the sales, marketing, and distribution of pharmaceutical products. There can be no assurance that Urigen will be able to establish sales, marketing, and distribution capabilities or make arrangements with its current collaborators or others to perform such activities or that such efforts will be successful. If Urigen decides to market any of its products directly, it must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The acquisition or development of a sales, marketing and distribution infrastructure would require substantial resources, which may not be available to Urigen or, even if available, divert the attention of its management and key personnel, and have a negative impact on further product development efforts.

Urigen intends to seek additional collaborative arrangements to develop and commercialize its products. These collaborations, if secured, may not be successful.

Urigen intends to seek additional collaborative arrangements to develop and commercialize some of its potential products, including URG101 in North America and Europe. There can be no assurance that

Urigen will be able to negotiate collaborative arrangements on favorable terms or at all or that its current or future collaborative arrangements will be successful.

Urigen’s strategy for the future research, development, and commercialization of its products is based on entering into various arrangements with corporate collaborators, licensors, licensees, health care institutions and principal investigators and others, and its commercial success is dependent upon these outside parties performing their respective contractual obligations responsibly and with integrity. The amount and timing of resources such third parties will devote to these activities may not be within Urigen’s control. There can be no assurance that such parties will perform their obligations as expected. There can be no assurance that Urigen’s collaborators will devote adequate resources to its products.

If Urigen’s product candidates do not gain market acceptance, it may be unable to generate significant revenues.

Even if Urigen’s products are approved for sale, they may not be successful in the marketplace. Market acceptance of any of its products will depend on a number of factors, including demonstration of clinical effectiveness and safety; the potential advantages of its products over alternative treatments; the availability of acceptable pricing and adequate third-party reimbursement; and the effectiveness of marketing and distribution methods for the products. If Urigen’s products do not gain market acceptance among physicians, patients, and others in the medical community, its ability to generate significant revenues from its products would be limited.

If Urigen is not successful in acquiring or licensing additional product candidates on acceptable terms, if at all, Urigen’s business may be adversely affected.

As part of its strategy, Urigen may acquire or license additional product candidates for treatment of urinary tract disorders. Urigen may not be able to identify promising urinary tract product candidates. Even if Urigen is successful in identifying promising product candidates, Urigen may not be able to reach an agreement for the acquisition or license of the product candidates with their owners on acceptable terms or at all.

Urigen intends to in-license, acquire, develop and market additional products and product candidates so that it is not solely reliant on URG101, URG301 and URG302 sales for its revenues. Because it has limited internal research capabilities, Urigen is dependent upon pharmaceutical and biotechnology companies and other researchers to sell or license products or technologies to it. The success of this strategy depends upon Urigen’s ability to identify, select and acquire the right pharmaceutical product candidates, products and technologies.

Urigen may not be able to successfully identify any other commercial products or product candidates to in-license, acquire or internally develop. Moreover, negotiating and implementing an economically viable in-licensing arrangement or acquisition is a lengthy and complex process. Other companies, including those with substantially greater resources, may compete with Urigen for the in-licensing or acquisition of product candidates and approved products. Urigen may not be able to acquire or in-license the rights to additional product candidates and approved products on terms that it finds acceptable, or at all. If it is unable to in-license or acquire additional commercial products or product candidates, Urigen may be reliant solely on URG101, URG301 and URG302 sales for revenue. As a result, Urigen’s ability to grow its business or increase its profits could be severely limited.

If Urigen’s efforts to develop new product candidates do not succeed, and product candidates that Urigen recommends for clinical development do not actually begin clinical trials, Urigen’s business will suffer.

Urigen intends to use its proprietary licenses and expertise in urethral tract disorders to develop and commercialize new products for the treatment and prevention of urological disorders. Once recommended for development, a candidate undergoes drug substance scale up, preclinical testing, including toxicology tests, and formulation development. If this work is successful, an Investigational New Drug application, or IND, would need to be prepared, filed, and approved by the FDA and the product candidate would then be ready for human clinical testing.

The process of developing new drugs and/or therapeutic products is inherently complex, time-consuming, expensive and uncertain. Urigen must make long-term investments and commit significant resources before knowing whether our development programs will result in products that will receive regulatory approval and achieve market acceptance. Product candidates that may appear to be promising at early stages of development may not reach the market for a number of reasons. In addition, product candidates may be found ineffective or may cause harmful side effects during clinical trials, may take longer to progress through clinical trials than had been anticipated, may not be able to achieve the pre-defined clinical endpoint due to statistical anomalies even though clinical benefit was achieved, may fail to receive necessary regulatory approvals, may prove impracticable to manufacture in commercial quantities at reasonable cost and with acceptable quality, or may fail to achieve market acceptance. To date, Urigen’s development efforts have been focused on URG101 for CPP. While Urigen has experience in developing urethral suppositories, its development efforts for URG301 and URG302 have just begun. There can be no assurance that Urigen will be successful with the limited knowledge and resources it has available at the present time.

All of Urigen’s product candidates are in preclinical or clinical development and have not received regulatory approval from the FDA or any foreign regulatory authority. An IND has been filed and is effective for URG101 for the treatment of chronic pelvic pain, which is currently in phase II clinical trial; however, an IND has not been filed for URG301 or URG302. Typically, the regulatory approval process is extremely expensive, takes many years to complete and the timing or likelihood of any approval cannot be accurately predicted.

As part of the regulatory approval process, Urigen must conduct preclinical studies and clinical trails for each product candidate to demonstrate safety and efficacy. The number of preclinical studies and clinical trials that will be required varies depending on the product candidate, the indication being evaluated, the trial results and regulations applicable to any particular product candidate.

The results of preclinical studies and initial clinical trials of Urigen’s product candidates do not necessarily predict the results of later-stage clinical trails. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through initial clinical trails. Urigen cannot assure you that the data collected from the preclinical studies and clinical trails of its product candidates will be sufficient to support FDA or other regulatory approval. In addition, the continuation of a particular study after review by an institutional review board or independent data safety monitoring board does not necessarily indicate that Urigen’s product candidate will achieve the clinical endpoint.

The FDA and other regulatory agencies can delay, limit or deny approval for many reasons, including:

•       changes to the regulatory approval process for product candidates in those jurisdictions, including the United States, in which Urigen may be seeking approval for its product candidates;

•       a product candidate may not be deemed to be safe or effective;

•       the ability of the regulatory agency to provide timely responses as a result of its resource constraints;

•       the manufacturing processes or facilities may not meet the applicable requirements; and

•       changes in their approval policies or adoption of new regulations may require additional clinical trials or other data.

Any delay in, or failure to receive, approval for any of Urigen’s product candidates or the failure to maintain regulatory approval could prevent Urigen from growing its revenues or achieving profitability.

Urigen’s potential international business would expose it to a number of risks.

Urigen anticipates that a substantial amount of future sales of its potential products will be derived from international markets. Accordingly, any failure to achieve substantial foreign sales could have a material adverse effect on Urigen’s overall sales and profitability. Depreciation or devaluation of the local currencies of countries where Urigen sells its products may result in these products becoming more expensive in local currency terms, thus reducing demand, which could have an adverse effect on Urigen’s operating results. Urigen’s ability to engage in non-United States operations and the financial results associated with any such operations also may be significantly affected by other factors, including:

•       foreign government regulatory authorities;

•       product liability, intellectual property and other claims;

•       export license requirements;

•       political or economic instability in Urigen’s target markets;

•       trade restrictions;

•       changes in tax laws and tariffs;

•       managing foreign distributors and manufacturers;

•       managing foreign branch offices and staffing; and

•       competition.

If these risks actually materialize, Urigen’s anticipated sales to international customers may decrease or not be realized at all.

Competition in Urigen’s target markets is intense, and developments by other companies could render its product candidates obsolete.

The pharmaceutical industry is not a static environment, and market share can change rapidly if competing products are introduced. While Urigen believes it is in the process of developing products unique in the delivery and application for treatment of urological maladies, it faces competition from Ortho-McNeil, Inc., BioNiche, Inc., Plethora Solutions Ltd., and SJ Pharmaceuticals, Inc., among others, who have either already developed or are in the process of developing products similar to those of Urigen. Further, there can be no assurance that Urigen can avoid intense competition from other medical technology companies, pharmaceutical or biotechnology companies, universities, government agencies, or research organizations that might decide to develop products similar to those of Urigen. Many of these existing and potential competitors have substantially greater financial and/or other resources. Our competitors may succeed in developing technologies and products that are more effective or cheaper to use than any that Urigen may develop. These developments could render Urigen’s products obsolete and uncompetitive, which would have a material adverse effect on its business, financial condition and results of operations.

If Urigen suffers negative publicity concerning the safety of its products in development, its sales may be harmed and Urigen may be forced to withdraw such products.

If concerns should arise about the safety of Urigen’s products once developed and marketed, regardless of whether or not such concerns have a basis in generally accepted science or peer-reviewed scientific research, such concerns could adversely affect the market for these products. Similarly, negative publicity could result in an increased number of product liability claims, whether or not these claims are supported by applicable law.

Adverse events in the field of drug therapies may negatively impact regulatory approval or public perception of Urigen’s potential products and technologies.

The FDA may become more restrictive regarding the conduct of clinical trials including urological and other therapies. This approach by the FDA could lead to delays in the timelines for regulatory review, as well as potential delays in the conduct of clinical trials. In addition, negative publicity may affect patients’ willingness to participate in clinical trials. If fewer patients are willing to participate in clinical trials, the timelines for recruiting patients and conducting such trials will be delayed.

If Urigen’s intellectual property rights do not adequately protect its products, others could compete against it more directly, which would hurt Urigen’s profitability.

Urigen’s success depends in part on its ability to obtain patents or rights to patents, protect trade secrets, operate without infringing upon the proprietary rights of others, and prevent others from infringing on Urigen’s patents, trademarks and other intellectual property rights. Urigen will be able to protect its intellectual property from unauthorized use by third parties only to the extent that it is covered by valid and enforceable patents, trademarks or licenses. Patent protection generally involves complex legal and factual questions and, therefore, enforceability of patent rights cannot be predicted with certainty; thus, any patents that Urigen owns or licenses from others may not provide it with adequate protection against competitors. Moreover, the laws of certain foreign countries do not recognize intellectual property rights or protect them to the same extent as do the laws of the United States.

In addition to patents and trademarks, Urigen relies on trade secrets and proprietary know-how. Urigen seeks protection of these rights, in part, through confidentiality and proprietary information agreements. These agreements may not provide sufficient protection or adequate remedies for violation of Urigen’s rights in the event of unauthorized use or disclosure of confidential and proprietary information. Failure to protect Urigen’s proprietary rights could seriously impair its competitive position.

If third parties claim Urigen is infringing their intellectual property rights, Urigen could suffer significant litigation or licensing expenses or be prevented from marketing its products.

Any future commercial success by Urigen depends significantly on its ability to operate without infringing the patents and other proprietary rights of others. However, regardless of Urigen’s intent, its potential products may infringe upon the patents or violate other proprietary rights of third parties. In the event of such infringement or violation, Urigen may face expensive litigation and may be prevented from pursuing product development or commercialization of its potential products or selling its products.

Litigation may harm Urigen’s business or otherwise distract its management.

Substantial, complex or extended litigation could cause Urigen to incur large expenditures and distract its management, and could result in significant monetary or equitable judgments against it. For example, lawsuits by employees, patients, customers, licensors, licensees, suppliers, distributors, stockholders, or competitors could be very costly and substantially disrupt Urigen’s business. Disputes from time to time with such companies or individuals are not uncommon, and Urigen cannot assure that it will always be able to resolve such disputes out of court or on terms favorable to it.

If Urigen fails to attract and keep key management and scientific personnel, it may be unable to develop or commercialize its product candidates successfully.

Urigen’s success depends on its continued ability to attract, retain and motivate highly qualified management and scientific personnel. The loss of the services of any principal member of Urigen’s senior management, including William J. Garner, chief executive officer, Martin E. Shmagin, chief financial officer, and Terry M. Nida, chief operating officer, could delay or prevent the commercialization of its product candidates. Urigen employs these individuals on an at-will basis and their employment can be terminated by Urigen or them at any time, for any reason and with or without notice, subject to the terms contained in their employment offer letters.

Competition for qualified personnel in the biotechnology field is intense. Urigen may not be able to attract and retain quality personnel on acceptable terms given the competition for such personnel among biotechnology, pharmaceutical and other companies.

Urigen has established a scientific advisory board, the members of which assist Urigen in formulating research and development strategies. These scientific advisors are not Urigen’s employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to Urigen. The failure of Urigen’s scientific advisors to devote sufficient time and resources to Urigen’ programs could harm its business. In addition, Urigen’s scientific advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with Urigen.

Urigen is a development stage company with a history of losses. It has not recognized any product revenues, and it may never achieve profitability.

Urigen’s products are in the development stage and, accordingly, its business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to competition and viable operations management. Urigen has incurred a loss in each year since its inception and has received no cash flow from operations to date, and there is no assurance that it will have earnings or cash flow from operations in the future. These losses have resulted in, and are expected to continue to cause decreases in, Urigen’s cash balances, working capital, and stockholders’ equity. For the nine months ended March 31, 2007, Urigen incurred a net loss of $2,105,254 and had a working capital deficit of $915,983. The future earnings and cash flow from operations of Urigen’s business are dependent, in part, on its ability to further develop its products. There can be no assurance that Urigen will grow and be profitable.

At March 31, 2007, Urigen had an accumulated deficit of approximately $3,645,666. Urigen has not generated revenues from the commercialization of any products. Urigen’s net operating losses over the near-term and the next several years are expected to continue as a result of the further clinical trial activity and preparation for regulatory submission necessary to support regulatory approval of its products. Costs associated with Phase III clinical trials are generally substantially greater than Phase II clinical trials, as the number of clinical sites and patients required is much larger.

There can be no assurance that Urigen will be able to generate sufficient product revenue to become profitable at all or on a sustained basis. Urigen expects to have quarter-to-quarter fluctuations in expenses, some of which could be significant, due to expanded research, development, and clinical trial activities.

Urigen’s auditors have issued a going concern opinion questioning its continuing ability to operate.

Urigen’s auditors have issued a going concern opinion. This opinion means that they believe that Urigen may not be able to achieve its objectives and may have to suspend or cease operations. Urigen’s auditors issued the going concern opinion on November 13, 2006. The opinion states that there is substantial doubt that Urigen can continue as an ongoing business without additional financing and/or generating profits. If Urigen cannot raise additional capital or generate sufficient revenues to operate profitably, it may have to suspend or cease operations.

In Urigen’s experience, it is not unusual for a development stage enterprise developing pharmaceutical products to receive a going concern qualification to its financial statements.

Regardless of whether the merger is consummated, Urigen will need to obtain additional financing in order to continue its operations, which financing might not be available or which, if it is available, may be on terms that are not favorable to Urigen.

Urigen’s ability to engage in future development and clinical testing of its potential products will require substantial additional financial resources. Urigen uses approximately $75,000 per month to operate its business and has sufficient cash to continue its operations until August 2007. Urigen’s future funding requirements will depend on many factors, including:

•       Urigen’s financial condition;

•       timing and outcome of the Phase II clinical trials for URG101;

•       developments related to Urigen’s collaboration agreements, license agreements, academic licenses and other material agreements;

•       Urigen’s ability to establish and maintain corporate collaborations;

•       the time and costs involved in filing, prosecuting and enforcing patent claims; and

•       competing pharmacological and market developments.

Even if the merger is completed, Urigen may have insufficient working capital to fund its cash needs unless it is able to raise additional capital in the future. Urigen has financed its operations to date primarily through the sale of equity securities and through corporate collaborations. If Urigen raises additional funds by issuing equity securities, substantial dilution to Urigen’s existing or post-merger stockholders may result. Urigen may not be able to obtain additional financing on acceptable terms, or at all. Any failure to obtain an adequate and timely amount of additional capital on commercially reasonable terms will have a material adverse effect on Urigen’s business and financial condition, including Urigen’s viability as an enterprise. As a result of these concerns, Urigen’s management is assessing, and may pursue, in addition to the merger, other strategic alternatives (to the extent permitted by the merger agreement), including the sale of Urigen’s securities or other actions.

Certain of Urigen’s collaboration, contract research, license and other agreements may be affected as a result of Urigen’s current business focus on the merger.

Certain of Urigen’s collaboration, contract research, license and other agreements are silent with respect to, or contain prohibitions on, Urigen’s ability to assign such agreements in the event of certain business combinations and assets sales. Although Urigen generally believes that it has the right to assign a substantial majority of its agreements if it determines to pursue certain types of business combinations, Urigen cannot assure you that its partners to such agreements would not seek to prevent or delay the assignment of such agreements, which might render potential strategic partners less willing to negotiate with Urigen and decrease the value of its remaining potential products and technologies.

Urigen’s license agreement with the University of California, San Diego, pursuant to which Urigen has licensed the URG101 technology, provides that such agreement is assignable by Urigen only with the written consent of the university, which consent shall not be unreasonably withheld. In addition, a condition of the university’s consent to any assignment will be a transfer fee of $100,000. See “Urigen’s Business—Potential Products, Technologies and Services” for additional information regarding URG101 and the license agreement. Urigen’s license agreement with Kalium provides that such agreement is assignable by Urigen upon 30-days prior written notice to Kalium. See “Urigen’s Business—Intellectual Property” for additional information regarding the license agreement with Kalium. Since Urigen will be the surviving corporation in the merger, Urigen’s does not believe that any of the assignment provisions discussed above will be triggered by the transaction.

Certain members of Urigen management have potential conflicts of interest in recommending that you vote for the approval of the merger.

A number of directors of Urigen who have recommended that you vote in favor of the approval of the merger have entered into employment agreements or will receive benefits in connection with the merger that will provide them with interests in the merger that differ from yours. Following the consummation of the merger, certain of Urigen’s directors will continue to serve on the board of directors of the combined company, and William J. Garner, chief executive officer, Martin E. Shmagin, chief financial officer, and Terry M. Nida, chief operating officer, will continue to serve in their respective positions with the combined company. In addition, the executive officers and directors of Urigen have entered into voting agreements and irrevocable proxies with Valentis and Urigen in connection with the merger. For more information please see the description under the subheading “Interests of Urigen’s Directors and Executive Officers in the Merger” in this joint proxy statement/prospectus.

Risks Related to the Combined Entity

The combined company’s stock price is expected to be volatile, and the market price of its common stock may drop following the merger.

The market price of the combined company’s common stock could be subject to significant fluctuations following the merger. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:

•       the results of the combined company’s current and any future clinical trials of its product candidates;

•       the results of ongoing preclinical studies and planned clinical trials of the combined company’s preclinical product candidates;

•       the entry into, or termination of, key agreements, including, among others, key collaboration and license agreements;

•       the results and timing of regulatory reviews relating to the approval of the combined company’s product candidates;

•       the initiation of, material developments in, or conclusion of litigation to enforce or defend any of the combined company’s intellectual property rights;

•       failure of any of the combined company’s product candidates, if approved, to achieve commercial success;

•       general and industry-specific economic conditions that may affect the combined company’s research and development expenditures;

•       the results of clinical trials conducted by others on drugs that would compete with the combined company’s product candidates;

•       issues in manufacturing the combined company’s product candidates or any approved products;

•       the loss of key employees;

•       the introduction of technological innovations or new commercial products by competitors of the combined company;

•       changes in estimates or recommendations by securities analysts, if any, who cover the combined company’s common stock;

•       future sales of the combined company’s common stock; and

•       period-to-period fluctuations in the combined company’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company’s profitability and reputation.

Anti-takeover provisions in the combined company’s certificate of incorporation and bylaws may prevent or frustrate attempts by stockholders to change the board of directors or management and could make a third-party acquisition of the combined company difficult.

The combined company’s amended and restated certificate of incorporation and bylaws, as amended, will contain provisions, such as a classified board of directors, that may discourage, delay or prevent a merger, stockholders might otherwise receive a premium for their shares. These provisions could limit the price that investors might be willing to pay in the future for shares of the combined company’s common stock.

The combined company may continue to incur losses for the foreseeable future, and might never achieve profitability.

The combined company may never become profitable, even if the combined company is able to commercialize additional products. The combined company will need to conduct significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, is expected to result in substantial increase in operating losses for at least the next several years. Even if the combined company does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis.

The combined company’s common stock will initially be reported on the Pink Sheets or the OTC Bulletin Board and will be subject to additional trading restrictions as a “penny stock,” which could adversely affect the liquidity and price of such stock.

Following the merger, the combined company’s common stock will initially be reported on the Pink Sheets or the OTC Bulletin Board. Because the combined company’s common stock will not initially be listed on any national securities exchange, such shares will also subject to the regulations regarding trading in “penny stocks,” which are those securities trading for less than $5.00 per share. The following is a list of the general restrictions on the sale of penny stocks:

•       Prior to the sale of penny stock by a broker-dealer to a new purchaser, the broker-dealer must determine whether the purchaser is suitable to invest in penny stocks. To make that determination, a broker-dealer must obtain, from a prospective investor, information regarding the purchaser’s financial condition and investment experience and objectives. Subsequently, the broker-dealer must deliver to the purchaser a written statement setting forth the basis of the suitability finding and obtain the purchaser’s signature on such statement.

•       A broker-dealer must obtain from the purchaser an agreement to purchase the securities. This agreement must be obtained for every purchase until the purchaser becomes an “established customer.” A broker-dealer may not effect a purchase of a penny stock less than two business days after a broker-dealer sends such agreement to the purchaser.

•       The Exchange Act requires that prior to effecting any transaction in any penny stock, a broker-dealer must provide the purchaser with a “risk disclosure document” that contains, among other things, a description of the penny stock market and how it functions and the risks associated with such investment. These disclosure rules are applicable to both purchases and sales by investors.

•       A dealer that sells penny stock must send to the purchaser, within ten days after the end of each calendar month, a written account statement including prescribed information relating to the security.

These requirements can severely limit the liquidity of securities in the secondary market because few brokers or dealers are likely to be willing to undertake these compliance activities. As a result of the combined company’s common stock not being listed on a national securities exchange and the rules and restrictions regarding penny stock transactions, an investor’s ability to sell to a third party and the combined company’s ability to raise additional capital may be limited. The combined company makes no guarantee that its current market-makers will continue to make a market in its common stock, or that any market for its common stock will continue.

The combined company may not be able to meet the initial listing standards to trade on a national securities exchange such as the Nasdaq Capital Market or the American Stock Exchange, which could adversely affect the liquidity and price of the combined company’s common stock.

Following this merger, the combined company intends to raise additional capital and consummate a reverse stock split in order to meet the requirements to obtain the listing of its common stock on a national securities exchange such as the Nasdaq Capital Market or the American Stock Exchange. The initial listing qualification standards for new issuers are stringent and, although the combined company may explore various actions to meet the minimum initial listing requirements for a listing on a national securities exchange, there is no guarantee that any such actions will be successful in bringing it into compliance with such requirements.

If the combined company fails to achieve listing of its common stock on a national securities exchange, the combined company’s common shares may continue to be traded on the Pink Sheets, OTC Bulletin Board or other over-the-counter markets in the United States, although there can be no assurance that its common shares will be eligible for trading on any such alternative markets or exchanges in the United States.

In the event that the combined company is not able to obtain a listing on a national securities exchange or maintain its reporting on the Pink Sheets, OTC Bulletin Board or other quotation service for its common shares, it may be extremely difficult or impossible for stockholders to sell their common shares in the United States. Moreover, if the common stock of the combined company remains quoted on the Pink Sheets, OTC Bulletin Board or other over-the-counter market, the liquidity will likely be less, and therefore the price will be more volatile, than if its common stock was listed on a national securities exchange. Stockholders may not be able to sell their common shares in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if the combined company’s common shares fail to achieve listing on a national securities exchange, the price of its common shares is likely to decline. In addition, a decline in the price of the combined company’s common shares could impair its ability to achieve a national securities exchange listing or to obtain financing in the future.

The market price of the combined company’s common stock may be subject to downward pressure for a period of time as a result of sales by former holders of Urigen shares.

In connection with the merger, stockholders of Urigen may sell a significant number of shares of Valentis common stock they will receive in the merger. Such holders have had no ready market for their Urigen shares and might be eager to sell some or all of their shares once the merger is completed. Further, Urigen recently has entered into agreements with a couple of its vendors and business partners which give Urigen the right to pay certain amounts due to such vendors and business partners for goods and services with shares of its Series B preferred stock in lieu of cash. Such vendors and business partners may be more inclined to sell the Valentis common stock than other investors as they have not been long-term investors of Urigen. Significant sales could adversely affect the market price for the Valentis common stock for a period of time after completion of the merger.

Urigen’s agreements with a vendor and business partners, which give Urigen the right to pay certain amounts due with shares of Series B preferred stock and common stock, may adversely affect the market price for the combined company’s common stock.

Urigen has recently entered into agreements with a vendor and business partners that give Urigen the right to pay certain amounts due for goods and services with shares of its Series B preferred stock and common stock. Under the agreement with one of its business partners, Urigen was required to make a one-time issuance of 19,200 shares of Series B preferred stock, under the agreement with the other business partner, Urigen may pay milestone fees of up to $437,500 in shares of its common stock in lieu of cash, and under the vendor agreement, Urigen is required to issue 20,000 shares of its common stock per month until the agreement is terminated by either party. There is no definitive termination date of the vendor agreement. The shares issued under the agreement with the first business partner vest in twelve equal monthly installments from the date of issuance, and are subject to repurchase by Urigen upon the termination of the consulting relationship.

The shares of Urigen Series B preferred stock issued under the agreement with the first business partner are equivalent to multiple shares of Urigen common stock and, like Urigen common stock, are to be converted into Valentis common stock. The number of shares of common stock issuable under the other agreements will vary depending on the length of the vendor agreement and the value of Urigen’s common stock at the time of the milestone payments. The longer the actual term of the vendor agreement and the lower market price of the common stock at the time of the milestone payments, the more the ownership interest of the current stockholders of Urigen will be diluted and the more shares Valentis will have to issue to Urigen stockholders in the merger. The amount of shares that may potentially be issued pursuant to the terms of these agreements could be material. After the merger, the combined company will continue to be obligated to issue shares of its common stock pursuant to the terms of the agreements. Although the vendor and the business partners have represented that they are prepared to take and hold Urigen stock as an investment and not for resale, such parties are not subject to lock-up agreements. The vendor and the business partners may be more inclined to sell the Valentis common stock than other investors as they have not been long-term investors of Urigen. Substantial sales of stock after the merger by such parties, or any additional parties with whom Urigen may enter into such agreements, could adversely effect the market price for the combined company’s common stock.

If Urigen’s primary product candidate, URG101, or any of Urigen’s other product candidates, cannot be shown to be safe and effective in clinical trials, are not approvable or not commercially successful, then the benefits of the merger may not be realized. Urigen’s Phase IIb clinical trial of URG101 did not meet its primary endpoint. Urigen cannot guarantee that URG101, or any other Urigen product candidates, will be successful in any future clinical trials and any future clinical trial of URG101, or any other Urigen product candidate, would require substantial additional capital, which may not be available on commercially reasonable terms, or at all.

Following the merger, the primary product candidate of the combined company will be Urigen’s primary product candidate, URG101. URG101 and Urigen’s other product candidates are subject to all of the risks attendant to any drug and biologic product candidate, including, but not limited, to the risks relating to Valentis’ remaining product candidates described in “Risk Factors” under the subheading “Risks Related to Valentis.” For instance, any of Urigen’s product candidates must be rigorously tested in clinical trials, and shown to be safe and effective before the FDA, or its foreign counterparts, will consider them for approval. Failure to demonstrate that Urigen’s product candidates, especially including URG101, are safe and effective, or significant delays in demonstrating safety and efficacy, would diminish the anticipated benefits of the merger. Moreover, once approved for sale, if ever, any Urigen product must be successfully commercialized. Failure to successfully commercialize one or more of Urigen’s current product candidates would also diminish the anticipated benefits of the merger.

As stated above, on October 30, 2006, Urigen announced that URG101 did not meet the primary endpoint in a Phase II clinical trial in chronic pelvic pain of bladder origin. Urigen announced that the primary endpoint in this study was improvement in pain and urgency at the end of the study as monitored by the Patient Overall Rating of Improvement of Symptoms questionnaire, a measurement tool used in clinical trials of chronic pelvic pain. Urigen believes the overall results of the clinical trial may have been compromised by issues relating to patient selection. Furthermore, Urigen believes that incorporation of appropriate protocol changes may allow it to achieve positive results in subsequent trials.

If URG101, or any of Urigen’s other product candidates, cannot be shown to be safe and effective in clinical trials, are not approvable or not commercially successful, then the benefits of the merger may not be realized, which would materially adversely affect its business.

Moreover, following the merger, efforts to continue development of URG101 or any of Urigen’s other product candidates will require the combined company to raise substantial additional capital, which may not be available on acceptable terms, or at all. In addition, if the combined company issues any equity to raise capital, its current stockholders would experience further dilution in their ownership.

The combined company may not achieve its projected development goals in the time frames it announces and expects.

The combined company may set goals for and makes public statements regarding timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in its clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing or marketing milestones necessary to commercialize the combined company’s products. There can be no assurance that the combined company’s clinical trials will be completed, that it will make regulatory submissions or receive regulatory approvals as planned, or that the combined company will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products. If the combined company fails to achieve one or more of these milestones as planned, the price of its common shares could decline.

The combined company faces potential Canadian tax liability related to Urigen’s continuation from British Columbia to the State of Delaware.

For Canadian income tax purposes, there will be a deemed disposition at fair market value of all of Urigen’s assets owned immediately before Urigen continued into Delaware. Any gains resulting from this disposition will be included in income in Urigen’s final Canadian income tax return. To the extent Urigen does not have sufficient losses for income tax purposes to shelter the gains, a Canadian tax liability will result.

In addition, to the extent the fair market value of the assets exceeds Urigen’s debts and the paid up capital of Urigen’s common stock immediately before the continuance, Urigen will be subject to an additional tax at the same rate as if a dividend had been paid by Urigen.

Urigen has engaged an investment banking firm to assist the combined company in raising additional capital following the merger. Stockholders of the combined company should expect substantial dilution in connection with any additional equity financing.

Urigen has engaged an investment banking firm to assist the combined company in raising additional capital following the merger, but there is no guarantee that the investment banking firm will be able to raise any additional capital. Should the investment banking firm succeed in raising additional capital through equity financing, stockholders of the combined company should expect substantial dilution in connection therewith. Should the investment banking firm succeed in raising additional capital through debt financing, the combined company may be restricted with respect to operations and the ability to pay dividends in the future.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains “forward-looking statements” of Valentis within the meaning of the Private Securities Litigation Reform Act of 1995, which is applicable to Valentis because Valentis is a public company subject to the reporting requirements of the Exchange Act, but is not applicable to Urigen because Urigen is not a public company and is not currently subject to the reporting requirements of the Exchange Act. These forward-looking statements include:

•       the potential value created by the proposed merger for Valentis’ and Urigen’s stockholders;

•       the efficacy, safety and intended utilization of Urigen’s product candidates;

•       the conduct and results of Urigen’s research, discovery and preclinical efforts and clinical trials;

•       Urigen’s plans regarding future research, discovery and preclinical efforts and clinical activities, and Valentis’ and Urigen’s collaborative, intellectual property and regulatory activities;

•       the amount of cash and cash equivalents that Valentis anticipates it will hold on the closing date of the merger;

•       the period in which Valentis and Urigen expect cash will be available to fund their current operating plans, both before and after giving effect to the merger;

•       the amount of common stock Valentis expects to issue in the merger; and

•       each of Valentis’ and Urigen’s results of operations, financial condition and businesses, and products and drug candidates under development and the expected impact of the proposed merger on the combined company’s financial and operating performance.

Words such as “anticipates,” “believes,” “forecast,” “potential,” “contemplates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can” and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including the following:

•       Valentis and Urigen may not be able to complete the proposed merger;

•       Valentis’ net cash at closing may be lower than currently anticipated;

•       Urigen’s product candidates that appear promising in early research and clinical trials may not demonstrate safety and efficacy in subsequent clinical trials;

•       risks associated with reliance on collaborative partners for further clinical trials and other development activities; and

•       risks involved with development and commercialization of product candidates.

Many of the important factors that will determine these results and values are beyond Valentis’ and Urigen’s ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements. Except as otherwise required by law, Valentis and Urigen do not assume any obligation to update any forward-looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the section entitled “Risk Factors” in this joint proxy statement/prospectus.

THE ANNUAL MEETING OF VALENTIS STOCKHOLDERS

Date, Time and Place

The annual meeting of Valentis stockholders will be held on June 28, 2007, at the offices of Valentis, 533 Airport Blvd., Suite 400, Burlingame, California 94010 commencing at 10:00 a.m., Pacific time. Valentis is sending this joint proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the Valentis board of directors for use at the Valentis annual meeting and any adjournments or postponements of the annual meeting. This joint proxy statement/prospectus is first being furnished to stockholders of Valentis on or about June 14, 2007.

Purposes of the Valentis Annual Meeting

The purposes of the Valentis annual meeting are:

1.     To consider and vote upon a proposal to approve the issuance of Valentis common stock to Urigen stockholders and the resulting change in control of Valentis pursuant to the Agreement and Plan of Merger, dated as of October 5, 2006, as amended February 1, 2007, March 28, 2007 and May 14, 2007, by and among Valentis, Valentis Holdings and Urigen, as described in this joint proxy statement/prospectus.

2.     To provide the Valentis board of directors with discretion to amend Valentis’ amended and restated certificate of incorporation to effect a reverse split of the issued and outstanding shares of Valentis common stock, at a ratio to be determined by the Valentis board of directors from a range of 15:1 to 70:1, as described in this joint proxy statement/prospectus.

3.     To elect three named nominees to the Valentis board of directors, to hold office until the 2009 annual meeting of stockholders or until their respective successors are elected or appointed and qualified, as described in this joint proxy statement/prospectus; provided, however, that if the merger is completed, it is anticipated that the Valentis board of directors will consist of the eight individuals identified in this joint proxy statement/prospectus, two of whom, Benjamin F. McGraw, III, and George M. Lasezkay, are listed nominees.

4.     To ratify the selection of Ernst & Young LLP as Valentis’ independent auditors for the fiscal year ending June 30, 2007, as described in this joint proxy statement/prospectus.

5.     To consider and act upon a proposal to approve, if necessary, an adjournment of the Valentis annual meeting to solicit additional proxies in favor of the proposals outlined above.

6.     To consider and act upon such other business and matters or proposals as may properly come before the annual meeting or any adjournments or postponements thereof.

Recommendation of Valentis’ Board of Directors

THE VALENTIS BOARD OF DIRECTORS HAS DETERMINED THAT THE ISSUANCE OF SHARES OF VALENTIS COMMON STOCK TO URIGEN STOCKHOLDERS AND THE RESULTING CHANGE IN CONTROL OF VALENTIS PURSUANT TO THE MERGER, AS DESCRIBED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, IS ADVISABLE AND IN THE BEST INTERESTS OF VALENTIS AND ITS STOCKHOLDERS AND HAS APPROVED SUCH PROPOSAL. THE VALENTIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT VALENTIS STOCKHOLDERS VOTE “FOR” VALENTIS PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF SHARES OF VALENTIS COMMON STOCK TO URIGEN STOCKHOLDERS PURSUANT TO THE MERGER.

THE VALENTIS BOARD OF DIRECTORS HAS DETERMINED THAT IT IS ADVISABLE AND IN THE BEST INTERESTS OF VALENTIS AND ITS STOCKHOLDERS TO PROVIDE THE VALENTIS BOARD OF DIRECTORS WITH DISCRETION TO AMEND VALENTIS’ AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT, AS DESCRIBED IN

THIS JOINT PROXY STATEMENT/PROSPECTUS, AND HAS APPROVED SUCH PROPOSAL. THE VALENTIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT VALENTIS STOCKHOLDERS VOTE “FOR” VALENTIS PROPOSAL NO. 2 TO PROVIDE THE VALENTIS BOARD OF DIRECTORS WITH DISCRETION TO AMEND VALENTIS’ AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT.

THE VALENTIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF EACH OF THE THREE NAMED NOMINEES IN VALENTIS PROPOSAL NO. 3, AS DESCRIBED IN THIS JOINT PROXY STATEMENT/PROSPECTUS.

THE VALENTIS BOARD OF DIRECTORS HAS DETERMINED THAT IT IS ADVISABLE AND IN THE BEST INTERESTS OF VALENTIS AND ITS STOCKHOLDERS TO SELECT ERNST & YOUNG LLP AS VALENTIS’ INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING JUNE 30, 2007, AS DESCRIBED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, AND HAS APPROVED SUCH PROPOSAL. THE VALENTIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT VALENTIS STOCKHOLDERS VOTE “FOR” VALENTIS PROPOSAL NO. 4 TO RATIFY THE SELECTION OF ERNST & YOUNG LLP AS VALENTIS’ INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING JUNE 30, 2007.

THE VALENTIS BOARD OF DIRECTORS HAS DETERMINED THAT ADJOURNING THE VALENTIS ANNUAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF THE VALENTIS PROPOSALS OUTLINED ABOVE IS ADVISABLE AND IN THE BEST INTERESTS OF VALENTIS AND ITS STOCKHOLDERS AND HAS APPROVED SUCH PROPOSAL. THE VALENTIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT VALENTIS STOCKHOLDERS VOTE “FOR” VALENTIS PROPOSAL NO. 5 TO ADJOURN THE VALENTIS ANNUAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF THE VALENTIS PROPOSALS OUTLINED ABOVE.

Record Date and Voting Power

Only holders of record of Valentis common stock at the close of business on the record date, May 15, 2007, are entitled to notice of, and to vote at, the Valentis annual meeting. At the close of business on the record date, 17,064,627 shares of Valentis common stock were issued and outstanding. Each share of Valentis common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See the section entitled “Principal Stockholders of Valentis” in this joint proxy statement/prospectus for information regarding persons known to the management of Valentis to be the principal stockholders of Valentis.

Voting and Revocation of Proxies

The Valentis proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the board of directors of Valentis for use at the Valentis annual meeting.

If you are a stockholder of record of Valentis as of the applicable record date referred to above, you may vote in person at the Valentis annual meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the Valentis annual meeting, Valentis urges you to vote by proxy to ensure your vote is counted. You may still attend the Valentis annual meeting and vote in person if you have already voted by proxy.

•       To vote in person, come to the Valentis annual meeting and Valentis will give you a ballot when you arrive.

•       To vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Valentis before the Valentis annual meeting, Valentis will vote your shares as you direct.

All properly executed Valentis proxies that are not revoked will be voted at the Valentis annual meeting and at any adjournments or postponements of the Valentis annual meeting in accordance with the instructions contained in the proxy. If a holder of Valentis common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Valentis Proposal No. 1 to approve the issuance of shares of Valentis common stock to Urigen stockholders pursuant to the merger, “FOR” Valentis Proposal No. 2 to provide the Valentis board of directors with discretion to amend Valentis’ amended and restated certificate of incorporation to effect the reverse stock split described in this joint proxy statement/prospectus; “FOR” Valentis Proposal No. 3 to elect the three nominees to the Valentis board of directors, “FOR” Valentis Proposal No. 4 to ratify the selection of Ernst & Young LLP as Valentis’ independent auditors for the fiscal year ending June 30, 2007 and “FOR” Valentis Proposal No. 5 to adjourn the Valentis annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Valentis proposals outlined above in accordance with the recommendation of the Valentis board of directors.

A Valentis stockholder of record as of the applicable record date described above who has submitted a proxy may revoke it at any time before it is voted at the Valentis annual meeting by executing and returning a proxy bearing a later date, filing written notice of revocation with the Secretary of Valentis stating that the proxy is revoked or attending the Valentis annual meeting and voting in person.

Required Vote

The presence, in person or represented by proxy, at the Valentis annual meeting of the holders of a majority of the shares of Valentis common stock outstanding and entitled to vote at the Valentis annual meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. Approval of each of Valentis Proposal Nos. 1 and 2 requires the affirmative vote of holders of a majority of the Valentis common stock having voting power outstanding on the record date for the Valentis annual meeting. For Valentis Proposal No. 3, the three named nominees receiving the most “FOR” votes from the shares having voting power present in person or represented by proxy at the Valentis annual meeting will be elected. Approval of each of Valentis Proposal Nos. 4 and 5 requires the affirmative vote of the holders of a majority of the Valentis common stock having voting power present in person or represented by proxy at the Valentis annual meeting.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR”, with respect to proposals other than Valentis Proposal No. 3, and “AGAINST” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal (other than Valentis Proposal No. 3) and will have the same effect as “AGAINST” votes. Broker non-votes will have the same effect as “AGAINST” votes for Valentis Proposal Nos. 1 and 2. For Valentis Proposal Nos. 4 and 5, broker non-votes will have no effect and will not be counted towards the vote total.

At the record date for the Valentis annual meeting, the directors and executive officers of Valentis beneficially owned approximately 23.25% of the outstanding shares of Valentis common stock entitled to vote at the Valentis annual meeting. The directors and executive officers of Valentis, solely in their capacities as Valentis stockholders, are subject to voting agreements and irrevocable proxies. Each Valentis director and executive officer has agreed in his voting agreement to vote all shares of Valentis common stock that he beneficially owned as of the date of his agreement, and that he subsequently acquires, in favor of the merger, including the issuance of Valentis common stock to Urigen stockholders in connection with the merger, and the reverse stock split, against any matter that would result in a breach of the merger agreement by Valentis and against any proposal made in opposition to, or in competition with, the consummation of the merger and the other transactions contemplated by the merger agreement. Each Valentis director and executive officer also granted Valentis and Urigen an irrevocable proxy to vote his shares of Valentis common stock in favor of the merger, including the issuance of Valentis common stock to Urigen stockholders in connection with the merger, and the reverse stock split, against any matter that would result in a breach of the merger agreement by Valentis and against any proposal made in opposition to, or in competition with, the consummation of the merger and the other transactions contemplated by the merger agreement. See the section entitled “The Merger Agreement—Voting Agreements” in this joint proxy statement/prospectus.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Valentis may solicit proxies from Valentis’ stockholders by personal interview, telephone, telegram or otherwise.

Other Matters

As of the date of this joint proxy statement/prospectus, the Valentis board of directors does not know of any business to be presented at the Valentis annual meeting other than as set forth in the notice accompanying this joint proxy statement/prospectus. If any other matters should properly come before the Valentis annual meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE SPECIAL MEETING OF URIGEN STOCKHOLDERS

Date, Time and Place

The special meeting of Urigen stockholders will be held on June 28, 2007, at the offices of Urigen, 875 Mahler Road, Suite 235, Burlingame, California 94010, commencing at 10:00 a.m., Pacific time. Urigen is sending this joint proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the Urigen board of directors for use at the Urigen special meeting and any adjournments or postponements of the annual meeting. This joint proxy statement/prospectus is first being furnished to stockholders of Urigen on or about June 14, 2007.

Purposes of the Urigen Special Meeting

The purposes of the Urigen special meeting are:

1.     To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of October 5, 2006, as amended February 1, 2007, March 28, 2007 and May 14, 2007, by and among Urigen, Urigen Holdings and Urigen, a copy of which is attached as Annex A to this joint proxy statement/prospectus.

2.     With respect to the holders of Urigen Series A preferred stock, to consider and vote upon a proposal to convert all of the outstanding shares of Urigen preferred stock into shares of Urigen common stock, as described in this joint proxy statement/prospectus.

3.     To consider and act upon a proposal to approve, if necessary, an adjournment of the Urigen special meeting to solicit additional proxies in favor of the proposal outlined above.

4.     To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

Recommendation of Urigen’s Board of Directors

THE URIGEN BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS ADVISABLE AND IN THE BEST INTERESTS OF URIGEN AND ITS STOCKHOLDERS AND HAS APPROVED THE MERGER AND THE MERGER AGREEMENT. THE URIGEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT URIGEN STOCKHOLDERS VOTE “FOR” URIGEN PROPOSAL NO. 1 TO APPROVE AND ADOPT THE MERGER AGREEMENT.

THE URIGEN BOARD OF DIRECTORS HAS DETERMINED THAT THE CONVERSION OF ALL OF THE OUTSTANDING SHARES OF URIGEN SERIES A PREFERRED STOCK INTO SHARES OF URIGEN COMMON STOCK IS ADVISABLE AND IN THE BEST INTERESTS OF URIGEN AND ITS SERIES A PREFERRED STOCKHOLDERS AND HAS APPROVED THE CONVERSION OF URIGEN SERIES A PREFERRED STOCK INTO URIGEN COMMON STOCK. THE URIGEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT URIGEN SERIES A PREFERRED STOCKHOLDERS VOTE “FOR” URIGEN PROPOSAL NO. 2 TO CONVERT THE URIGEN PREFERRED STOCK INTO URIGEN COMMON STOCK.

THE URIGEN BOARD OF DIRECTORS HAS DETERMINED THAT ADJOURNING THE URIGEN SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF THE URIGEN PROPOSALS OUTLINED ABOVE IS ADVISABLE AND IN THE BEST INTERESTS OF URIGEN AND ITS STOCKHOLDERS AND HAS APPROVED AND ADOPTED THE PROPOSAL. THE URIGEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT URIGEN STOCKHOLDERS VOTE “FOR” URIGEN PROPOSAL NO. 3 TO ADJOURN THE URIGEN SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF THE URIGEN PROPOSALS OUTLINED ABOVE.

Record Date and Voting Power

Only holders of record of Urigen capital stock at the close of business on the record date, May 15, 2007, are entitled to notice of, and to vote at, the Urigen special meeting. There were 19 holders of record of Urigen common stock, 33 holders of record of Urigen Series A preferred stock and 23 holders of record of Urigen Series B preferred stock at the close of business on the record date. At the close of business on the record date, 15,506,490 shares of Urigen common stock were issued and outstanding, 4,358,938 shares of Urigen Series A preferred stock were issued and outstanding, and 520,703 shares of Urigen Series B preferred stock were issued and outstanding. Each share of Urigen common stock and Series A preferred stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.  Each share of Urigen Series B preferred stock entitles the holder thereof to five votes on each matter submitted for stockholder approval.  See the section entitled “Principal Stockholders of Urigen” in this joint proxy statement/prospectus for information regarding persons known to the management of Urigen to be the principal stockholders of Urigen.

Voting and Revocation of Proxies

The Urigen proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the board of directors of Urigen for use at the Urigen special meeting.

If you are a stockholder of record of Urigen as of the applicable record date referred to above, you may vote in person at the Urigen special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the Urigen special meeting, Urigen urges you to vote by proxy to ensure your vote is counted. You may still attend the Urigen special meeting and vote in person if you have already voted by proxy.

•       To vote in person, come to the Urigen special meeting and Urigen will give you a ballot when you arrive.

•       To vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Urigen before the Urigen special meeting, Urigen will vote your shares as you direct.

All properly executed Urigen proxies that are not revoked will be voted at the Urigen special meeting and at any adjournments or postponements of the Urigen special meeting in accordance with the instructions contained in the proxy. If a holder of Urigen capital stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Urigen Proposal No. 1 to approve the merger agreement and the merger and “FOR” Urigen Proposal No. 3 to adjourn the Urigen special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Urigen proposals outlined above in accordance with the recommendation of the Urigen board of directors. If a holder of Urigen preferred stock executes and returns a proxy and does not specify otherwise, the shares of Series A preferred stock represented by that proxy will be voted “FOR” Urigen Proposal No. 2 to covert all of the issued and outstanding shares of Urigen Series A preferred stock into shares of Urigen common stock as well as “FOR” Proposals Nos. 1 and 3.

A Urigen stockholder of record as of the applicable record date described above who has submitted a proxy may revoke it at any time before it is voted at the Urigen special meeting by executing and returning a proxy bearing a later date, filing written notice of revocation with the Secretary of Urigen stating that the proxy is revoked or attending the Urigen special meeting and voting in person.

Required Vote

The presence, in person or represented by proxy, at the Urigen special meeting of the holders of a majority of the shares of Urigen capital stock outstanding and entitled to vote at the Urigen special meeting is necessary to constitute a quorum at the meeting except in the case of Proposal No. 3. . Abstentions and broker non-votes will be counted towards a quorum. Approval of Urigen Proposal No. 1 requires the affirmative vote of holders of a majority of the Urigen common stock and the Urigen preferred stock on an as-converted basis voting as a single vote having voting power outstanding on the record date for the Urigen special meeting. Approval of Urigen Proposal No. 2 requires the affirmative vote of the holders of 66 2/3% of the Urigen Series A preferred stock having voting power outstanding on the record date for the Urigen special meeting. Approval of Urigen Proposal No. 3 requires the affirmative vote of the holders of a majority of the Urigen common stock and a majority of the Urigen preferred stock on an as-converted basis having voting power present in person or represented by proxy at the Urigen special meeting.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “For” and “Against” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal and will have the same effect as “Against” votes. Broker non-votes will have the same effect as “Against” votes for Urigen Proposal No. 1 and 2. For Urigen Proposal No. 3, broker non-votes will have no effect and will not be counted towards the vote total.

At the record date for the Urigen special meeting, the directors and executive officers of Urigen owned approximately 56.10% of the outstanding shares of Urigen capital stock entitled to vote at the Urigen special meeting. The directors and executive officers of Urigen, solely in their capacities as Urigen stockholders, are subject to voting agreements and irrevocable proxies. Each Urigen director and executive officer has agreed in his or her voting agreement to vote all shares of Urigen capital stock that he or she beneficially owned as of the date of his or her agreement, and that he or she subsequently acquires, in favor of the merger, including the conversion of all of the outstanding shares of Urigen Series A preferred stock into shares of Urigen common stock, against any matter that would result in a breach of the merger agreement by Urigen and against any proposal made in opposition to, or in competition with, the consummation of the merger and the other transactions contemplated by the merger agreement. Each Urigen director and executive officer also granted Valentis and Urigen an irrevocable proxy to vote his or her shares of Urigen capital stock in favor of the merger, including the conversion of all of the outstanding shares of Urigen Series A preferred stock into shares of Urigen common stock, against any matter that would result in a breach of the merger agreement by Urigen and against any proposal made in opposition to, or in competition with, the consummation of the merger and the other transactions contemplated by the merger agreement. See the section entitled “The Merger Agreement—Voting Agreements” in this joint proxy statement/prospectus.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Urigen may solicit proxies from Urigen’ stockholders by personal interview, telephone, telegram or otherwise.

Other Matters

As of the date of this joint proxy statement/prospectus, the Urigen board of directors does not know of any business to be presented at the Urigen special meeting other than as set forth in the notice accompanying this joint proxy statement/prospectus. If any other matters should properly come before the Urigen special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section entitled “The Merger Agreement” in this joint proxy statement/prospectus describe the material aspects of the merger, including the merger agreement. While Valentis and Urigen believe that this description covers the material terms of the merger and the merger agreement, it may not contain all of the information that is important to you. You should read carefully this entire joint proxy statement/prospectus for a more complete understanding of the merger and the merger agreement, including the merger agreement attached as Annex A and the opinion of B. Riley attached as Annex B to this joint proxy statement/prospectus.

Background of the Merger

Valentis

In March 2006, Valentis was in the process of testing its product, VLTS-934. Valentis was awaiting the results of its Phase IIb clinical trial. The results would indicate either positive data, indeterminate data or negative data as to the efficacy of VLTS-934.

On each of March 9, 2006 and June 15, 2006, in connection with the Phase IIb clinical trial, the Valentis board held a meeting to discuss strategic options available to Valentis if the Phase IIb clinical trial yielded negative data. Specifically, the Valentis board discussed the possibility of entering into a reverse merger with a privately-held biopharmaceutical company that had a promising product in clinical development.

On July 7, 2006, the Phase IIb clinical trial was completed. The results of the trial were negative, indicating that VLTS 934 failed to meet its primary or any of its secondary endpoints in patients with peripheral arterial disease. Immediately thereafter, Benjamin F. McGraw, III, Valentis’ president and chief executive officer, informed the Valentis board of the negative results of the Phase IIb clinical trial.

On July 10, 2006, the Valentis board held a meeting to discuss the results of the Phase IIb clinical trial and to discuss possible strategic alternatives for Valentis on a going forward basis. The Valentis board discussed the possibility of entering into a reverse merger with a privately-held biopharmaceutical company and Dr. McGraw agreed to pursue this strategic alternative. It was believed that a reverse merger would be in the best interests of Valentis and its stockholders since it would provide the best opportunity for maximizing shareholder value in the same industry that Valentis was then engaged, biopharmaceuticals. Other strategic alternatives, such as the sale of Valentis’ assets, were not considered as favorable as a reverse merger since a sale of assets would generally not provide Valentis’ stockholders with an opportunity to participate in long-term appreciation of the purchaser’s business. The Valentis board’s strategy for selection of possible reverse merger candidates was to limit consideration to privately-held biopharmaceutical companies having modest valuations. This would provide Valentis’ existing stockholders a better opportunity of obtaining a significant portion of the combined company. The best reverse merger candidate would have products in clinical development, with a probability of achieving clinical efficacy, for underserved markets. It was believed that such a candidate would have the best chance of securing additional funding for its continued product development after completion of the merger.

On July 11, 2006, Valentis issued a press release announcing the negative results of the Phase IIb clinical trial for VLTS 934. The press release noted that Valentis had no plans for further development of its products and was assessing strategic alternatives, including the sale or merger of Valentis, the sale of certain of Valentis’ assets or other alternatives. Following the press release, Valentis contacted Hal Gerber of Burrill & Co., or Burrill, a life sciences merchant bank, to advise Valentis regarding potential reverse merger candidates. Valentis subsequently decided to not engage Burrill because of the depth and breadth of potential reverse merger candidates that Valentis’ management and board were able to independently generate.

Immediately following the July 11 press release, Valentis began receiving numerous expressions of interest from companies with respect to a possible reverse merger. In response, Valentis created a “virtual data room” to be utilized by interested companies for the purpose of viewing Valentis’ critical assets. Upon signing a confidentiality agreement, interested companies could gain access electronically to Valentis’ virtual data room and view information regarding the material assets of Valentis, including compiled scientific information related to Valentis’ product candidates and patents and other intellectual property of Valentis. Several companies, including Urigen, signed confidentiality agreements with Valentis and gained access to Valentis’ virtual data room. With respect to potential merger candidates, Valentis established three basic criteria for the selection of the optimal reverse merger candidate: (i) the candidate should be a biotechnology company with a modest valuation; (ii) the candidate should have had a product in clinical trials; and (iii) the candidate should have had a high probability of raising sufficient capital on a post-merger basis.

In July and August 2006, Valentis communicated with potential reverse merger candidates regarding its review process. On July 22, 2006, William Garner, Urigen’s president and chief executive officer, left a message for Dr. McGraw to discuss a possible merger of Valentis and Urigen. On July 24, 2006, Dr. Garner spoke with Dr. McGraw about a possible merger of the two companies. On August 1, 2006, Valentis held its initial due diligence meeting with Urigen following the delivery of due diligence information on July 24, 2006, by Martin E. Shmagin, Urigen’s chief financial officer, and Amie E. Franklin, Urigen’s manager, clinical, regulatory and intellectual property.

On August 1, 2006, Dr. McGraw had a teleconference with an executive at Company A. Company A is private company with a vaccine product candidate under clinical development. Valentis followed the initial teleconference with several more teleconferences and visits with Company A executives. In September 2006, Company A informed Dr. McGraw that it did not intend to further pursue a reverse merger with Valentis. Valentis also decided not to pursue Company A primarily because Valentis believed Company A’s product candidate had a low probability of achieving clinical efficacy and as a result did not have a good chance of securing additional funding for continued product development after completion of the merger. Valentis also engaged in discussions with Company B regarding a potential reverse merger. Company B is private company with a medical device that had not yet entered clinical development. Valentis began meeting with Company B immediately after the July 11, 2006 press release and subsequently received a term sheet regarding a reverse merger from Company B. Based upon these discussions, Valentis ultimately decided not to pursue Company B as a reverse merger candidate primarily because Company B did not have a product in clinical development.  Company B also informed Valentis that it did not wish to further pursue a reverse merger with Valentis.

On August 2, 2006, executives from Company C visited Valentis to obtain more information about Valentis and the possibility of a reverse merger. Company C is private company with an antiviral product under clinical development. Following this meeting, Valentis did not pursue further discussions with Company C regarding a potential reverse merger primarily because Company C’s valuation was too high.  Company C also informed Valentis that it did not wish to further pursue a reverse merger with Valentis.

On August 4, 2006, the Valentis board met and discussed, among other things, potential reverse merger candidates. Dr. McGraw updated the board on the status of his discussions with potential candidates. Dr. McGraw also presented the qualifications of each candidate in the context of the three basic criteria for a reverse merger candidate previously established by Valentis. The Valentis board deliberated and assessed each candidate against such criteria. With respect to Company A, the Valentis board expressed concern over the likelihood of success of raising sufficient capital on a post-merger basis. With respect to Company B, the Valentis board expressed concern over the lack of having a product in clinical trials. With respect to Company C, the Valentis board expressed concern over the valuation. The Valentis board noted that Urigen appeared to initially meet each of the three required criteria. The Valentis board also discussed whether to engage a consultant to pursue its strategic alternatives.

On August 7, 2006, Valentis issued a press release providing a corporate update in which Valentis announced plans to reduce its staff by approximately 60%, effective August 18, 2006. According to Valentis, the remaining staff would continue to pursue strategic alternatives for Valentis, including the sale or merger of Valentis, the sale of certain of Valentis’ assets or other strategic alternatives. Following this press release, Valentis received a telephone call from an unnamed company requesting additional information.  The unnamed company was referred to Valentis’ recently issued press release.  The unnamed company did not contact Valentis again.

On August 8, 2006, Valentis’ management held a teleconference with Urigen’s management and Urigen’s financial advisor, Dundee Securities, regarding potential financing strategies for Urigen.

On August 10, 2006, Dr. McGraw met with William Garner, Urigen’s president and chief executive officer, and Mr. Shmagin to continue due diligence discussions.

On August 11, 2006, Valentis had another teleconference with Dundee Securities to assist with the due diligence of Urigen.

On August 16, 2006, Dr. McGraw met with Dr. Garner for further due diligence discussions.

On August 17, 2006, the Valentis board decided to accept the letter of intent from Urigen with respect to a reverse merger transaction. Valentis chose to pursue a reverse merger with Urigen because, among other things, Urigen had a product that had completed a successful Phase IIa trial and, at the time, was close to completion of a Phase IIb trial, and Urigen had a modest valuation that was in an acceptable range to Valentis. Following Valentis’ acceptance of the letter if intent, Valentis’ management met daily or had regular phone calls with Urigen’s management with respect to the transaction.

On September 7, 2006, the Valentis board met to review, among other things, the progress of the reverse merger transaction and the progress toward reaching a definitive merger agreement with Urigen.

On September 20, 2006, Valentis formally engaged B. Riley to render an opinion as to the fairness, from a financial point of view, of the consideration to be paid by Valentis in connection with the merger.

On September 29, 2006, the Valentis board met and, following a thorough review of the fairness opinion prepared by B. Riley and a discussion with Stradling Yocca Carlson & Rauth, outside counsel to Valentis, approved the definitive merger agreement between Valentis and Urigen.

Valentis and Urigen determined the merger consideration according to their relative valuations at the time of the merger negotiations. For example, the merger consideration was based upon Valentis’ public company valuation at the time and Urigen’s estimated valuation at the time, which estimate accounted for Urigen’s future prospects. Because Urigen had not performed a formal valuation at the time of the negotiations, such valuation could only be estimated, with an understanding by both Valentis and Urigen that their respective valuations, whether estimated or otherwise, could be subject to change. Based upon the respective valuations of Valentis and Urigen at the time, Urigen first proposed a structure whereby Urigen’s stockholders would own 70% of the combined company and Valentis’ stockholders would own 30% of the combined company. Valentis countered with a structure whereby Urigen’s stockholders would own 66% of the combined company and Valentis’ stockholders would own 33% of the combined company. Valentis and Urigen ultimately agreed on the latter structure. Valentis did not discuss merger consideration with any of its other reverse merger candidates because none of these candidates satisfied all of the basic criteria discussed above.

In the course of its merger negotiations ending with the execution of the definitive merger agreement with Urigen, Valentis did not have any discussions regarding the merger transaction with any of its suppliers, collaboration partners or other significant third party business partners regarding the potential transaction.

Urigen

In May 2006, Urigen realized that due to the significant capital requirements involved in developing pharmaceutical products that it would need to secure additional capital. To accomplish this, on June 8, 2006, Urigen’s management retained the services of Dundee Securities, a Canadian investment banking firm, to raise money for Urigen. After several months of effort, Urigen’s management and Dundee concluded that financing for Urigen as a private company was not possible and began to consider alternative ways to obtain requisite financing.

In meetings of Urigen’s senior management in May and June of 2006, Urigen considered the following alternatives: re-domesticating Urigen to the United States; pursuing a listing on the Alternative Investment Market of the London Stock Exchange or on the Toronto Stock Exchange; and/or a reverse merger into a company quoted on the OTC Bulletin Board. Pursuing an initial public offering in the United States was not deemed viable. Urigen’s management believed that the most efficient way for Urigen to access capital over time would be as a public company.

Since Urigen was dealing only with Dundee Securities, an investment bank based outside of the United States, at that time, Urigen’s management concluded that by not establishing a relationship with an investment bank based in the United States, Urigen would not have the exposure to sources of funding adequate enough to pursue an initial public offering in the United States. Urigen’s management decided that it could negotiate the definitive merger agreement with Valentis while concurrently interviewing potential investment banks in the United States.

Urigen felt that without institutional shareholders it would be difficult to raise larger amounts of capital. Urigen’s management and board of directors reviewed Urigen’s options and concluded that the reverse merger with Valentis would ameliorate the challenges confronting Urigen as a private company because institutional investors tend to invest more heavily in publicly held companies rather than privately held companies. Urigen’s management also felt that raising money as a public company could be in a more expeditious manner following the merger. Without such access to capital during the clinical development of Urigen’s products, URG101, URG301 and URG 302, Urigen’s management believed that Urigen’s viability may be at risk.

In July 2006, Urigen’s management and board of directors identified Valentis as a viable and attractive company with whom Urigen could execute a transaction via the re-domestication and reverse merger alternatives, while maximizing Urigen’s visibility. No other potential reverse merger candidates, on either the Nasdaq or the American Stock Exchange, were considered by Urigen. Furthermore, Urigen’s management and board of directors concluded that the likelihood of identifying other potential merger candidates with a shareholder base comparable to that of Valentis that would be interested in merging with Urigen within a reasonable period of time was not good.

On July 22, 2006, Dr. Garner left a message for Dr. McGraw, president and chief executive officer of Valentis, to discuss a possible merger of Urigen and Valentis. On July 24, 2006, Dr. Garner spoke to Dr. McGraw about a possible merger of the two companies. On August 1, 2006, Urigen held its initial due diligence meeting with Valentis following the delivery of due diligence information on July 24, 2006, by Mr. Shmagin and Dr. Franklin.

On August 1, 2006, Urigen’s management and board of directors decided to pursue a reverse merger with Valentis to gain access to the public market and to ameliorate the challenges confronting Urigen as a private company that could put the viability of the company at risk.

On August 8, 2006, Urigen’s management and Dundee Securities held a teleconference with Valentis’ management regarding potential financing strategies for Urigen.

On August, 10, 2006, Dr. Garner and Mr. Shmagin met with Dr. McGraw to continue due diligence discussions.

On August 11, 2006, Urigen had another teleconference with Dundee Securities to assist with the due diligence of Valentis.

On August 16, 2006, Dr. Garner met with Dr. McGraw for further due diligence discussions.

On August 17, 2006, Urigen and Valentis entered into a letter of intent with regard to the proposed merger.

On October 1, 2006, Urigen held a special meeting of stockholders, where the stockholders approved, among other things, the re-domestication of Urigen.

On October 5, 2006, the Urigen board of directors approved the definitive merger agreement between Urigen and Valentis.

In the course of its merger negotiations ending with the execution of the definitive merger agreement with Valentis, Urigen did not have any discussions regarding the merger transaction with any of its suppliers, collaboration partners or other significant third party business partners regarding the potential transaction.

Reasons for the Merger

The following discussion of the parties’ reasons for the merger contains a number of forward-looking statements that reflect the currents views of Valentis and/or Urigen with respect to future events that may have an effect on their future financial performance. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes included those discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” in this joint proxy statement/prospectus.

Mutual Reasons for the Merger

The combined company resulting from the merger will be a biopharmaceutical company that discovers and develops treatments for urological diseases and disorders. Valentis and Urigen believe that the combined company will have the following potential advantages:

•       Pipeline and Markets.   The combined company’s two lead programs will target significant unmet medical needs and major market opportunities in urology. The combined company’s URG101 project will target chronic pelvic pain of bladder origin, which affects approximately 10.5 million men and women in North America according to Rosenberg & Hazzard (2005 J. Urology 174:2231-2234). URG101 has demonstrated safety and activity in a Phase IIa (open-label) human clinical trial conducted by C. Lowell Parsons, M.D., one of Urigen’s directors, at UCSD and in a Phase IIb double-blind, placebo-controlled trial, conducted by Urigen. URG101 is a proprietary combination therapy of components that is locally delivered to the bladder for rapid relief of pain and urgency. In 2007, the combined company anticipates that its URG101 clinical development will encompass a pharmacodynamic study and an End-of Phase II meeting with the FDA to discuss the Phase III program necessary to meet a 2009 target date for filing a New Drug Application with the FDA. The combined company also plans to develop additional indications for URG101 focusing on radiation cystitis and dyspareunia (painful intercourse). The combined company’s clinical-stage projects, URG301 and URG302, will target acute urgency in patients diagnosed with an overactive bladder, which the combined company believes is insufficiently managed by presently available overactive bladder drugs. URG301 and URG302 are proprietary dosage forms of approved drugs that are locally delivered to control urinary urgency. A Urigen-sponsored Investigational New Drug is currently being prepared with subject enrollment scheduled for late 2007. The combined company also plans to initiate two clinical programs targeting the use of URG301 in patients diagnosed with acute urethral discomfort associated with cystoscopy and urethritis. To expand its pipeline, the combined company plans to identify and prioritize both marketed and development-stage products for acquisition. The combined company believes that commercial opportunity for each of these acquisition candidates will benefit significantly from the synergy provided by URG101, URG301 and URG302 in the urology marketplace.

•       Management Team. The combined company will be led by experienced senior management from Urigen and a board of directors with representation from each of Valentis and Urigen.

Valentis’ Reasons for the Merger

In addition to considering the factors outlined above, the Valentis board of directors considered the following factors in reaching its conclusion to approve the merger and to recommend that the Valentis stockholders approve the merger agreement and the issuance of shares of Valentis common stock in the merger and the resulting change of control of Valentis, all of which it viewed as supporting its decision to approve the business combination with Urigen:

•       the results of the due diligence review of Urigen’s business and operations by Valentis’ management, legal advisors and financial advisors confirmed, among other things, that Urigen met the criteria set by the Valentis’ board for a potential reverse merger candidate and that the assets and liabilities of Urigen were substantially as represented by Urigen management;

•       the terms and conditions of the merger agreement, including the following related factors:

•        the determination that the relative percentage ownership of Valentis stockholders and Urigen stockholders is based on Valentis’ perceived valuations of each company at the time of the Valentis board of directors’ approval of the merger agreement;

•        the nature of the conditions to Urigen’s obligation to consummate the merger and the limited risk of non-satisfaction of such conditions;

•        the limited number and nature of the conditions to Urigen’s obligation to consummate the merger;

•        Valentis’ rights under the merger agreement to consider certain unsolicited acquisition proposals under certain circumstances should Valentis receive a superior proposal;

•        the conclusion of Valentis’ board of directors that the potential termination fee of up to $60,000, and the circumstances when such fee may be payable, were reasonable;

•        the no solicitation provisions governing Urigen’s ability to engage in negotiations with, provide any confidential information or data to, and otherwise have discussions with, any person relating to an alternative acquisition proposal; and

•        the belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances;

•       the voting agreements entered into by the executive officers and directors of Urigen representing approximately 54.85% of the outstanding capital stock of Urigen as of December 31, 2006, pursuant to which those executive officers and directors agreed, solely in their capacities as Urigen stockholders, to vote all of their shares of Urigen capital stock in favor of adoption of the merger agreement;

•       the likelihood that the merger will be consummated on a timely basis, including the likelihood that the merger will receive all necessary approvals;

•       the opportunity for Valentis’ stockholders to participate in the long-term value of Urigen’s product candidate development programs as a result of the merger;

•       the possibility that the combined entity would be able to take advantage of the potential benefits resulting from the combination of Valentis’ public company infrastructure and Urigen’s experienced management team;

•       the Valentis board of directors’ consideration of strategic alternatives to the merger, including engaging in a merger transaction with another company or undertaking a liquidation of Valentis; and

•       its understanding of Valentis’ business, the expenses and fixed costs associated with Valentis’ operations and cash position, and of Urigen’s business, including its product candidates, Urigen’s experienced management team, Urigen’s need for financing to continue development of its product candidates, and the prospects for value creation for Valentis stockholders in connection with the merger.

In the course of its deliberations, Valentis’ board of directors also considered a variety of risks and other countervailing factors related to entering into the merger agreement, including:

•       the risks related to Urigen and the combined company as described in the risk factors set forth elsewhere in this joint proxy statement/prospectus, including the risk that the combined company will not be successful in developing commercial products from Urigen’s product candidates and the risk that the combined company will not be able to secure funding for such development on commercially reasonable terms, or at all;

•       the $60,000 termination fee payable to Urigen upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Valentis stockholders;

•       the risks, challenges and costs inherent in combining the operations of the two companies and the substantial expenses to be incurred in connection with the merger, including the possibility that delays or difficulties in completing the integration could adversely affect the combined company’s operating results and preclude the achievement of some of the benefits anticipated from the merger;

•       the possible volatility, at least in the short term, of the trading price of Valentis’ common stock resulting from the merger announcement;

•       the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•       the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the merger on Valentis’ reputation;

•       the risk to Valentis’ business, operations and financial results in the event that the merger is not consummated;

•       the strategic direction of the combined board; and

•       various other risks associated with the combined company and the merger, including those described in the section entitled “Risk Factors” in this joint proxy statement/prospectus.

The foregoing information and factors considered by Valentis’ board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by Valentis’ board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, Valentis’ board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of Valentis’ board of directors may have given different weight to different factors. Valentis’ board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Valentis’ management and Valentis’ legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Urigen’s Reasons for the Merger

Urigen’s Reasons for the Merger; Recommendation of the Urigen Board of Directors

The Urigen board of directors has determined that the terms of the proposed merger are fair and in the best interests of Urigen and its stockholders. Accordingly, the board of directors approved the merger agreement and the merger contemplated thereby, and recommended that Urigen’s stockholders vote FOR approval of the merger agreement and the merger contemplated thereby.

In reaching its decision, the Urigen board of directors consulted with outside legal counsel with respect to the legal and fiduciary duties of the board of directors, regulatory matters, tax matters, the merger agreement and related agreements, and securities matters. The Urigen board also consulted with Bio-IB, LLC, a New York-based investment banking and advisory firm, and obtained a valuation analysis from Bio-IB, LLC, with respect to Urigen’s intangible assets, which it considered in evaluating the potential merger. Bio-IB, LLC has expertise in mergers, capital raising, product licensing, portfolio and valuation analysis, fairness opinions and other sophisticated financial advisory services. When the management of Urigen decided to obtain a valuation analysis of its intangible assets, management was aware of the specialty services provided by Bio-IB, LLC. The management of Urigen, with informal input from the board of directors via telephone conversations to determine if the members had any other suggestions, selected Bio-IB, LLC because the firm focuses only on the life sciences industry. Bio-IB, LLC’s team includes pharmaceutical expertise as well as individuals with investment banking backgrounds. The management of Urigen believed that the international focus of Bio-IB, LLC, plus their New York location, would provide Urigen will a valuable perspective.

The purpose of the valuation analysis obtained from Bio-IB, LLC was to provide an opinion as to the fair value of certain intangible assets of Urigen in connection with the tax implications of a potential asset sale to a United States company. Prior to the engagement for the valuation analysis, there was no relationship between Urigen and Bio-IB, LLC and no other material relationships are mutually understood to be contemplated. Bio-IB, LLC has received $10,000 for the valuation analysis, and will receive an additional $40,000 over the next six months. Urigen did not seek a separate opinion from Bio-IB, LLC or any other person as to the fairness, from a financial point of view, to the holders of Urigen common stock of the exchange ratio of 1:1 per share of Urigen common stock.

Valuation Report: Intangible Assets of Urigen Holdings, Inc.

Introduction

The purpose of the valuation was to provide an opinion to the management of Urigen as to the fair value of certain intangible assets in connection with a potential asset sale to a U.S. incorporated company.

For financial reporting purposes, the fair value of an asset is defined as the amount at which the asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Generally, quoted market prices in active markets serve as the best evidence of fair value and would be used as the basis for the measurement. However, due to the nature and current development stage of Urigen’s product candidates, fair values are approximated by reasonably estimating the price at which such assets would be bought or sold between willing buyers and sellers, and is based on the best information available under the current circumstances. The income method was selected to determine fair market value and is consistent with the definition of fair value, as defined by generally accepted accounting principles.

In order to determine the estimated fair value of product candidates currently under development that have not yet received regulatory approval for marketing, Bio-IB, LLC utilized the income method which applies a probability weighting to the estimated future free cash flows that are derived from projected sales and estimated costs based upon management’s guidance. These estimated future free cash flows are discounted to their present values using appropriate discount rates. These discount rates incorporate specific product candidate risk factors including: the product candidate’s phase of development, likelihood of success, and clinical data. Bio-IB, LLC also considered the development pathway, potential market, and associated penetration rates. The cash flows were discounted using a discount rate of 35.0%. Joint probability weightings of 15.7% to 37.0% were derived from probability weightings of 37.0% to 77.0% which were assigned based on the current phase of development and the likelihood of developmental success to each year’s free cash flow.

For the purpose of the valuation, Urigen’s intangible assets are comprised of its existing product candidate portfolio, including U101 which has been designated as the “Lead Product Candidate”. However, due to the early development stage and low degree of commercialization probability of Urigen’s other product candidates. U102 (Radiation Cystitis), U103 (Dyspareunia), U301 (Acute Urethral Discomfort), and U302 (Urethritis), collectively referred to as the Early Stage Product Candidates, these compounds were not ascribed any value for the purposes of this exercise. Aside from U101, none of Urigen’s current assets, tangible assets, other assets, and goodwill associated with the products was subject to independent valuation in this report.

For the purposes of the valuation, unaudited financial statements, unaudited financial information, other records and documents, and prospective financial information, or PFI, pertaining to business operations and the Assets were furnished by Urigen’s management. Bio-IB, LLC performed certain procedures to test the reasonableness of this PFI for use in this valuation. These procedures include, but are not limited to: (1) analysis of anticipated market size and applicable growth and penetration rates for the Lead Product Candidate; (2) comparison of expected development, manufacturing, and other costs as indicated by management; and (3) sales and marketing as well as costs associated with bringing pharmaceutical products to the market. Explanations were obtained from management for differences identified in these comparisons and the reasonableness of the explanations was investigated. Based on these procedures, we have determined that the PFI is reasonable and appropriate for use in reaching a conclusion of fair value of Urigen’s intangible assets related to its Lead Product Candidate

Product Candidates

•       U101 (Chronic Pelvic Pain—Phase IIb)—A novel and proprietary formulation of intravesical alkalinized lidocaine-heparin that is being developed for the symptoms of pelvic pain and urgency of bladder origin. The primary endpoint of the study is based on FDA-validated pain scale and results are expected in H2 2006.

•       U102 (Radiation Cystitis—Phase I)—A novel and proprietary formulation of intravesical alkalinized lidocaine-heparin that is being developed for the symptoms of female dyspareunia (pain during or after sexual intercourse).

•       U103 (Dyspareunia—Phase I)—A novel and proprietary formulation of intravesical alkalinized lidocaine-heparin that is being developed for the symptoms of female sexual dysfunction.

•       U301 (Acute Urethral Discomfort—Phase I)—A proprietary urethral suppository that contains lidocaine in a generally recognized as safe, or GRAS, approved carrier base, that following insertion would melt and distribute the drug to the urethral tissue causing a rapid anesthetic effect.

•       U302 (Urethritis—Phase I)—A proprietary urethral suppository, variety of GRAS approved carriers and therapeutic agents have been tested, for the treatment of Urethritis.

Valuation Introduction

The Assets were valued on the basis of their fair value. Expected operating results and estimated cash flows were analyzed and discussed with members of Urigen’s management and consequently determined to be reasonable for use in this valuation. Bio-IB, LLC’s opinion for consideration of fair market value of the intangible assets, included, but was not limited to the following:

•       Analysis of market size and anticipated penetration rates for Urigen’s Lead Product Candidate;

•       Comparison of expected costs as indicated by management;

•       Review and comparison of marketed products addressing the same indication(s); and

•       Cost associated with bringing pharmaceutical products to the market.

The methods used in determining fair market value of the intangible assets included consideration of the three traditional valuation approaches: market, cost, and income. The market approach considers prices recently paid for similar assets with adjustments made to the indicated market prices to reflect the condition and utility of the analyzed asset relative to market comparatives. Given the lack of relevant comparable asset sales this approach was not employed. The cost approach, as applied in the valuation of intangible assets, establishes fair market value based on the cost of reproducing or replacing the assets, less depreciation for functional or economic obsolescene. Valuation results derived using the cost approach can be viewed as the upper limit of value in cases where the asset is easily replaced or reproduced since no prudent investor would purchase an existing asset for more than it would have cost to create a comparable asset. The cost approach was not employed in this valuation. Based on the development status of the Lead Product Candidate, we utilized the income approach which applies a probability weighting to the estimated future free cash flows that are derived from projected revenues and estimated costs based on management’s guidance. These estimated future free cash flows are discounted to their present values using appropriate discount rates. These discount rates incorporate specific product risk factors including: the product’s phase of development, likelihood of success, and clinical data. We also considered the development pathway, potential market, and associated penetration rates. The cash flows were discounted using a discount rate of 35.0%. Joint probability weightings of 15.7% to 37.0% were derived from probability weightings of 37.0% to 77.0% which were assigned based on the current phase of development and the likelihood of developmental success to each year’s free cash flow.

Valuation Of Drug Candidates Under Development

The fair value of Urigen’s Lead Product Candidate was estimated by discounting the probability adjusted cash flows derived from the expected revenues to their present value. The discounted free cash flow method of the income approach explicitly recognizes that the current value of an asset is premised upon the expected receipt of future economic benefits such as cost savings, periodic income, sales, or royalties. Indications of value are developed (under what many view as the traditional approach) by discounting future free cash flows to their present value at a rate that reflects both the cost of capital and the risks inherent in the specific investment. Management provided Bio-IB, LLC with financial forecasts of the Lead Product Candidate. The forecasted operating expenses were compared to historical levels of operating expenses of similar product candidates at similar stages of development. The forecasted operating expenses were compared to historical levels of operating expenses and cost structure of marketed products targeting the same indications as Urigen’s Lead Product Candidate, and the forecasts were deemed to be reasonable. Management also provided Bio-IB, LLC with their estimates of the costs to complete the R&D for the Lead Product Candidate. The estimated completion costs were determined to be reasonable and are reflected in the valuation models as additional operating expenses.

Product Candidates

For the Lead Product Candidate, revenue expectations were derived from management’s “base case” forecast, and were based upon management’s cumulative drug development experience. The expectations of revenue and expenses are consistent with market participant data. U101 is expected to be the first commercialized product of Urigen and is expected to reach the market in 2009. U.S. and European Union revenues are expected to peak in 2014 at $182.9 million. Expense forecasts were based on expenses of similar marketed products and management’s drug development expertise. Due to the early development stage and low degree of commercialization probability of Urigen’s other product candidates: U102 (Radiation Cystitis), U103 (Dyspareunia), U301 (Acute Urethral Discomfort), and U302 (Urethritis), these compounds were not ascribed any value for the purposes of this exercise.

Discount Rates

In approximating the value of Urigen’s intangible assets, appropriate discount rates were indicated to reflect Urigen’s reliance on the Lead product Candidate to produce the majority of its future cash flows. The discounted cash flow method was applied to the projected free cash flows and adjusted for the probability of success using varying discount rates and probability weightings dependent upon the level of development. The discount rate takes into consideration the uncertainty surrounding successful development and commercialization of the Lead Product Candidate.

To estimate what the relative risk/reward should be for the Lead Product Candidate, we compared already completed work to the amount of work and capital which is needed to complete it. In general, the earlier in the development process, the higher the risk of successfully completing the project and realizing the expected revenue and profit. The closer the project is to completion, the lower the risk of completion and the associated future expectations. The following chart summarizes this relation and the resulting discount rate and probability weightings for the Lead Product Candidate in development:

	Current
	Development	Probability of Success
Product(1)	Stage	Phase IIb	Phase III	Registration
U101	Phase IIb	37.0%	55.0%	77.0%

Notes:

(1)          For the purposes of this analysis only U101 was analysed due to the early development stage and the high degree of uncertainty pertaining to the remainder of Urigen’s product candidates

Conclusion

Based on the investigation and analyses outlined above and on the valuation approach, methods and techniques employed, it is concluded that, as of September 13, 2006, the fair value of the designated Lead Product Candidate of Urigen is reasonably represented in the amount of $2.4 mm distributed as follows:

($Amounts in USD)

	Current
	Development
Product(1)	Stage	Fair Value
U101	Phase IIb	$2,438,610

Notes:

(1)          For the purposes of this analysis only U101 was analyzed due to the early development stage and the high degree of uncertainty pertaining to the remainder of Urigen’s product candidates

The Urigen board also consulted with senior management of Urigen on all of the foregoing issues, as well as other, more conceptual, issues and the advantages of the proposed merger as compared to other alternatives such as joint ventures, acquisitions of, or by, other companies, or seeking additional financing with venture capitalists or other equity or debt investors. The Urigen board considered a number of factors in reaching its decision, without assigning any specific or relative weight to such factors. The material factors considered included:

•       information concerning the business, operations, net worth, liabilities, cash assets and needs, and future business prospects of Urigen and Valentis, both individually and on a combined basis;

•       the belief that by combining operations, the combined company would have better opportunities for future growth than Urigen would have on its own;

•       the current and prospective economic and competitive environments facing Urigen as a stand-alone company;

•       the fact that the holders of Urigen capital stock would own a majority of the outstanding capital stock of the combined company;

•       the fact that there were no other alternative transactions available that could be completed on favorable terms or otherwise or in a timely manner and that given the financial condition of Urigen, a transaction was required to be completed on an expedited basis;

•       the belief that the merger would provide Urigen with additional management, resources, and financial resources, including immediate cash;

•  the opportunity for Urigen’s stockholders to benefit from potential appreciation in the value of Valentis’ common stock;

•       the potential impact of the merger on Urigen’s ability to raise additional capital;

•       the interests that the chief executive officer and the directors of Urigen may have with respect to the merger, in addition to their interests as stockholders of Urigen generally;

•       the expectation that the merger would be accomplished on a tax-free basis for United States federal income tax purposes for United States taxpayers, except for taxes payable on cash received by Urigen stockholders in lieu of fractional shares.

In addition to considering the factors outlined above, the Urigen board of directors considered the following factors in reaching its conclusion to approve the merger and to recommend that the Urigen stockholders approve the merger agreement, all of which it viewed as supporting its decision to approve the business combination with Valentis:

•       the results of the due diligence review of Valentis’ business and operations by Urigen’s management confirmed that the assets and liabilities of Valentis were substantially as represented by Valentis management;

•       the terms and conditions of the merger agreement, including the following related factors:

•        the determination that the relative percentage ownership of Valentis stockholders and Urigen stockholders is based on Urigen’s perceived valuations of each company at the time of the Urigen board of directors’ approval of the merger agreement;

•        the nature of the conditions to Valentis’ obligation to consummate the merger and the limited risk of non-satisfaction of such conditions;

•        the limited number and nature of the conditions to Urigen’s obligation to consummate the merger;

•        Urigen’s rights under the merger agreement to consider certain unsolicited acquisition proposals under certain circumstances should Urigen receive a superior proposal;

•        the conclusion of Urigen’s board of directors that the potential termination fee of up to $60,000, and the circumstances when such fee may be payable, were reasonable;

•        the no solicitation provisions governing Valentis’ ability to engage in negotiations with, provide any confidential information or data to, and otherwise have discussions with, any person relating to an alternative acquisition proposal; and

•        the belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances;

•       the voting agreements entered into by the executive officers and directors of Valentis representing beneficial ownership of approximately 23.24% of the outstanding capital stock of Valentis as of December 31, 2006, pursuant to which those executive officers and directors agreed, solely in their capacities as Valentis stockholders, to vote all of their shares of Valentis capital stock in favor of adoption of the merger agreement;

•       the likelihood that the merger will be consummated on a timely basis, including the likelihood that the merger will receive all necessary approvals;

•       the possibility that the combined entity would be able to take advantage of the potential benefits resulting from the combination of Valentis’ public company infrastructure and Urigen’s management team;

•       the Urigen board of directors’ consideration of strategic alternatives to the merger, including engaging in a business transaction with another company; and

•       its understanding of Urigen’s business, the expenses and fixed costs associated with Valentis’ existing/discontinued operations and cash position, and of Valentis’ business, including its existing liabilities, Urigen’s need for financing to continue development of its product candidates, and the prospects for value creation for Urigen stockholders in connection with the merger.

The Urigen board also considered a number of risks and potentially negative factors in its deliberations concerning the merger, including the risk factors described elsewhere in this joint proxy statement/prospectus, and in particular:

•       the risk that the merger would not be completed in a timely manner or at all;

•       the fact that Urigen’s stockholders will not receive the full benefit of any future growth in the value of their equity that Urigen may have achieved as an independent company;

•       the risks associated with the existing discontinued operations of Valentis and the time and expense likely to be incurred in disposing of most existing Valentis assets;

•       the limitations on Urigen, as set forth in the merger agreement, from engaging in discussions and negotiations with any party, other than Valentis, concerning a business combination involving Urigen;

•       the possibility that Urigen will be required to pay the termination fee provided for in the merger agreement if Urigen receives a proposal that the board of directors of Urigen determines to be a “superior proposal” pursuant to the terms of the merger agreement;

•       the substantial existing indebtedness of Valentis and the possibility that Valentis might not have either the expected net worth or cash assets at the closing of the merger;

•       the risk that the potential benefits of the merger may not be realized;

•       the risk that Valentis may terminate the merger agreement if developments with Urigen’s product candidates give rise to a Urigen material adverse effect;

•       the $60,000 termination fee payable by Urigen upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Urigen stockholders;

•       the risks, challenges and costs inherent in combining the operations of the two companies and the substantial expenses to be incurred in connection with the merger, including the possibility that delays or difficulties in completing the integration could adversely affect the combined company’s operating results and preclude the achievement of some of the benefits anticipated from the merger;

•       the possible volatility, at least in the short term, of the trading price of Valentis’ common stock following a merger;

•       the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•       the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the merger on Urigen’s reputation;

•       the risk to Urigen’s business, operations and financial results in the event that the merger is not consummated;

•       the strategic direction of the combined board; and

•       various other risks associated with the combined company and the merger, including those described in the section entitled “Risk Factors” in this joint proxy statement/prospectus.

The board of directors of Urigen determined that the merger is preferable to the other alternatives which might be available to Urigen, such as remain independent and growing internally through equity or debt financings, or engaging in a transaction with another party. The Urigen board made that determination because it believes that the merger will unite two companies with complementary needs and assets, thereby creating a combined company with greater capital strength, and profitability potential than Urigen possesses on a stand-alone basis or that Urigen might be able to achieve through other alternatives.

For the reasons set forth above, the board of directors of Urigen recommended that holders of Urigen capital stock vote to approve the merger agreement, the merger contemplated thereby, and the related transactions.

Fairness Opinion of B. Riley for Valentis

B. Riley was engaged by Valentis to provide a fairness opinion regarding its proposed merger with Urigen. On September 29, 2006, B. Riley rendered its opinion, that as of such date and, based on and subject to certain matters and limiting conditions stated therein, the consideration to be issued to Valentis stockholders in connection with the transaction was fair, from a financial point of view. This opinion was based primarily on the relative valuation and share ownership of the combined company attributable to the stockholders of Valentis. This opinion was also based upon and incorporated information provided by Valentis and Urigen management, which B. Riley assumed to be accurate in all material aspects.

In arriving at its opinion, B. Riley did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of Valentis or Urigen. B. Riley assumed that the merger would be completed in a timely manner and in accordance with the terms of the merger agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on Valentis or Urigen. B. Riley did not express any opinion as to the price or range of prices at which the Valentis common stock may trade subsequent to the announcement of the merger or as to the price or range of prices at which the Urigen common stock may trade subsequent to completion of the merger.

In connection with the fairness opinion, B. Riley made such reviews, analyses and inquiries, as it deemed necessary and appropriate under the circumstances. Among other things, B. Riley:

1.                Reviewed non-public internal financial information and other data prepared by the management of Valentis, relating to the business and financial prospects of Valentis, as well as audited consolidated financial statements for the years ended June 2004, 2005 and 2006;

2.                Reviewed non-public internal financial information and other data prepared by the management of Urigen, relating to the business and financial prospects of Urigen;

3.                Discussed with members of the senior management of both Valentis and Urigen the business, operations, financial condition, future prospects and projected operations and performance of Valentis and Urigen, respectively, on a stand-alone basis and on a combined basis following the merger;

4.                Reviewed the draft agreement and plan of merger as of September 27, 2006 between Valentis, Valentis Holdings and Urigen;

5.                Reviewed non-public internally generated projections for Valentis and Urigen through 2011;

6.                Reviewed publicly available financial information and stock market data with respect to certain other companies engaged in businesses B. Riley believes to be generally comparable to that of Valentis and Urigen (the “Comparables”);

7.                Reviewed the financial terms, to the extent publicly available, of certain other merger transactions;

8.                Reviewed Valentis’ Form 10-K filings for the fiscal years ending June 30, 2004, 2005 and 2006;

9.                Discused with Valentis management and reviewed certain documents regarding Valentis’ plan to divest its IP portfolio, including a list of potential buyers Valentis is in later-stage discussions with and the expected cash proceeds from those asset sales;

10.         Reviewed the non-public Urigen internal business plan, dated September 2006;

11.         Prepared various other financial analysis to assess the value of Valentis and Urigen; and

12.         Conducted such other financial studies, analyses and investigations and considered such other information, as B. Riley deemed appropriate.

The following is a summary of the material and financial analyses performed by B. Riley in connection with the preparation of its fairness opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to a partial analysis or summary description. Accordingly, notwithstanding the analyses summarized above, B. Riley believes that its analyses must be considered as a whole and that selecting portions of the analyses and factors considered by them, without considering all such analyses and factors, or attempting to ascribe relative weights to some or all such analyses and factors, could create an incomplete view of the evaluation process underlying the opinion. This summary does not purport to be a complete description of the analysis performed by B. Riley or its presentation to the Valentis board of directors on September 29, 2006.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary, and considered as a whole, in order to fully understand the financial analyses presented by B. Riley. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by B. Riley or the Valentis board of directors. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 28, 2006, and is not necessarily indicative of current market conditions.

B. Riley reviewed the financial terms of the proposed transaction, including the merger consideration representing the number of shares of the common stock of Valentis received by stockholders of Urigen for each share of Urigen common stock held by such stockholder. This review was based on (i) 24.9 million fully diluted shares of Valentis common stock outstanding at a price of $0.38 per share as of September 28, 2006, (ii) 9.97 million fully diluted shares of Urigen common stock outstanding as of such date, (iii) an exchange ratio of 4.9957 shares of Urigen common stock for each share of the Valentis common stock, and (iv) the conversion of all preferred stock of Urigen as specified in the merger agreement. The implied equity value for Urigen as a stand-alone entity is approximately $18.9 million and the implied enterprise value of Urigen as a stand-alone entity is approximately $18.6 million after adding back approximately $373,000 for Urigen’s anticipated estimated debt, net of cash, as of August 31, 2006. Within its analysis, B. Riley utilized implied equity and enterprise values as a proxy for measuring the values of Valentis and Urigen, which may or may not reflect the ultimate value of Valentis and/or Urigen.

The following is a summary of the methodologies used by B. Riley in evaluating relative value between Valentis and Urigen.

Urigen Analysis

Comparable Public Company Analysis

B. Riley performed a comparable public company analysis as part of its evaluation of Urigen based on various equity and enterprise values of selected comparable public companies. B. Riley selected the comparable public companies that are in the biopharmaceutical industry and which B. Riley believes are at a similar stage of development as Urigen. B. Riley selected these companies based on information obtained by searching Securities and Exchange Commission filings, public company disclosures, press releases, industry and popular press reports, databases and other sources.

The 10 publicly-traded companies that B. Riley reviewed:

•       Adherex Technologies, Inc.

•       AP Pharma, Inc.

•       Cyclacel Pharmaceuticals, Inc.

•       Memory Pharmaceuticals Corp.

•       Pharmos Corp.

•       Parc Paradisio SA

•       Pro-Pharmaceuticals, Inc.

•       Regenerx Biopharmaceuticals, Inc.

•       Sunesis Pharmaceuticals, Inc.

•       Targeted Genetics Corp.

The range of values for the comparable public company analysis was as follows:

	Values as of Market Close on September 28, 2006
	Equity		Enterprise
Company Name	Value	Net Cash	Value
	($ in millions)
Adherex Technologies Inc.	$20.2	$12.3	$7.9
AP Pharma Inc.	33.5	21.7	11.8
Cyclacel Pharmaceuticals, Inc.	82.1	64.8	17.3
Memory Pharmaceuticals Corp.	37.1	30.4	6.7
Pharmos Corp.	31.8	39.4	(7.5)
Parc Paradisio SA	13.0	0.0	13.0
Pro-Pharmaceuticals Inc.	26.7	(1.7)	28.4
Regenerx Biopharmaceuticals Inc.	77.4	11.2	66.2
Sunesis Pharmaceuticals Inc.	146.6	77.1	69.5
Targeted Genetics Corp.	17.7	4.3	13.4

The financial data analyzed as part of this analysis included, among other things:

	Implied Value	Comparable Company Values
	of Urigen	Low	Median	High
		($ in millions)
Equity Value	$18.9	$13.0	$32.7	$146.6
Net Cash (as of 8/31/06)	$0.4	$6.1	$17.0	$37.1
Enterprise Value	$18.6	$(7.5)	$13.2	$69.5

This analysis showed that, based on the estimates and assumptions used in the analysis, the enterprise value of Urigen implied by the Merger Consideration set forth in the Agreement was within the range of values of the comparable companies.

For purposes of its evaluation of Urigen using comparable companies and transactions, B. Riley calculated equity value, net cash and enterprise value as of a specific date as follows:

•       equity value equals the product of the closing price per share of common stock multiplied by the number of shares of common stock outstanding;

•       net cash equals the sum of the total cash and cash equivalents minus preferred stock and minus total debt; and

•       enterprise value equals the equity value minus net cash.

Discounted Cash Flow Analysis

B. Riley performed a discounted cash flow, or DCF, analysis as part of its valuation of Urigen. Historical and projected financial results are based upon information provided by Urigen’s management.

The discounted cash flow analysis relates the value of an asset or business to the present value of expected future cash flows to be generated by that asset or business. Discounted cash flow has two components: (1) the present value of the projected after-tax cash flows after payment of any associated expenses and capital requirements necessary to generate the related cash flows, which B. Riley refers to as after-tax free cash flows, for a determined period and (2) the present value of the terminal value of the asset or business at the end of the period. In the discounted cash flow analysis, the projected after-tax free cash flows exclude the impact of interest income and interest expense. The terminal revenue multiple methodology is utilized to calculate a terminal value by applying a multiple to the revenue of the asset or business in the last year of the relevant projections. The terminal value calculated is an estimate for the value of the annual free cash flow of the asset or business beyond the terminal year projected into perpetuity.

B. Riley performed a discounted cash flow analysis assuming:

•        a range of illustrative discount rates of 25% to 35% and a range of terminal revenue multiples (based on estimated 2011 revenue) of 3.0x to 5.0x.

The discount rate reflects the relative risk of achieving the expected future cash flows. B. Riley selected a range that approximates the relative risk for companies at similar stages of development as Urigen. In addition, in order to further measure the inherent risk in Urigen’s business, part of B. Riley’s analysis included deriving values within the DCF framework with financial projections provided by Urigen that were reduced by fifty percent (the “Reduced Case” projections). The analysis yielded a range of estimated enterprise values for Urigen between $62.4 million and $160.2 million. The Reduced Case scenario yielded a range of estimated enterprise values for Urigen between $14.2 million and $46.7 million.

Based upon the aforementioned discounted cash flow analysis, the ownership attributed to Urigen stockholders as the merger consideration is within the anticipated relative ownership range.

Selected Recent Initial Public Offering Analysis

B. Riley reviewed selected financial data for Urigen and compared this information to corresponding data for selected publicly traded companies that are in the biopharmaceutical industry and that completed the initial public offering of their common stock during the period February 1, 2006 through August 6, 2006. B. Riley selected companies that it believes are at similar stage of development as Urigen. B. Riley selected these companies based on information obtained by searching Securities and Exchange Commission filings, public company disclosures, press releases, industry and popular press reports, databases and other sources.

B. Riley identified and analyzed seven comparable companies:

•   Cleveland Biolabs, Inc.

•        Novacea, Inc.

•        Targacept, Inc.

•        Vanda Pharmaceuticals, Inc.

•        Altus Pharmaceuticals, Inc.

•        Acorda Therapeutics, Inc.

•        Iomai Corporation

The range of values for the selected recent initial public offering analysis was as follows:

	Values as of Market Close on September 26, 2006
	Equity		Enterprise
Company Name	Value	Net Cash	Value
	($ in millions)
Cleveland Biolabs, Inc.	56.2	(5.7)	61.9
Novacea, Inc.	167.0	71.7	95.3
Targacept, Inc.	105.2	60.6	44.6
Vanda Pharmaceuticals, Inc.	196.4	52.8	143.6
Altus Pharmaceuticals, Inc.	367.1	104.1	263.0
Acorda Therapeutics, Inc.	176.7	13.6	163.1
Iomai Corporation	74.0	19.6	54.4

The financial data analyzed as part of this analysis included, among other things:

	Implied Value	Values of Recent Initial Public Offerings (at September 26, 2006)
	of Urigen	Low	Median	High
		($ in millions)
Equity Value	$18.9	$56.2	$167.0	$367.1
Net Cash (as of 8/31/06)	$0.4	$16.6	$52.8	$66.2
Enterprise Value	$18.6	$44.6	$95.3	$263.0

	Implied Value	Values of Recent Initial Public Offerings (Immediately Prior to IPO)
	of Urigen	Low	Median	High
		($ in millions)
Equity Value	$18.9	$70.8	$150.8	$336.0
Net Cash (as of 8/31/06)	$0.4	$5.2	$25.4	$38.8
Enterprise Value	$18.6	$67.5	$114.5	$310.6

This analysis showed that, based on the estimates and assumptions used in the analysis, the enterprise value of Urigen implied by the merger consideration was favorable to the stockholders of Valentis.

Valentis Analysis

Selected Market and Financial Information Concerning Valentis

B. Riley reviewed selected market information concerning Valentis’ common stock. Among other things, B. Riley noted the following with respect to the trading of Valentis’ common stock:

Market Price as of September 27, 2006	$0.37
30–day trading average	$0.39
90–day trading average	$0.77
52–week high	$4.00
52–week low	$0.30

B. Riley presented additional daily stock price and volume data for Valentis common stock for the twelve-month period from September 28, 2005 to September 27, 2006. B. Riley’s analysis concerning Valentis common stock was based on information concerning Valentis and its common stock available as of September 27, 2006.

Selected Precedent Transactions Analysis

B. Riley performed selected precedent transactions analyses as part of the evaluation of Valentis based on transaction values for selected merger and acquisition transactions that B. Riley believed to be comparable to this transaction.  B. Riley selected these particular transactions based upon the stage of product development, business prospects, the relative size of the transaction in comparison to Valentis, the timing of when the transactions occurred and the relative financial conditions of the target companies. Each of the transactions involved a target company that was being acquired, in part, for its available cash balance and public market status. Then using publicly available information, B. Riley reviewed and analyzed certain financial and operating data relating to the selected transactions. B. Riley identified and analyzed six such transactions:

•        TorreyPines Therapeutics, Inc.’s acquisition of Axonyx, Inc.

•        Infinity Pharmaceuticals, Inc.’s acquisition of Discovery Partners International, Inc.

•        Micromet, Inc.’s acquisition of CancerVax Corp.

•        Cyclacel Pharmaceutical, Inc.’s acquisition of Xcyte Therapies, Inc.

•        EpiCept Corporation’s acquisition of Maxim Pharmaceuticals

•        GenVec, Inc.’s acquisition of Diacrin, Inc.

The range of values for the selected precedent transactions analysis was as follows:

Target Name	Buyer Name	Target Equity Value 1-day Prior to Date Announced	Target Net Cash	Target Enterprise Value	Premium to Cash	Target % Owned Post Merger
		($ in millions)
Axonyx Inc.	TorreyPines Therapeutics, Inc.	$51.0	$54.2	$(3.2)	-6.0%	42.0%
Discovery Partners International, Inc.	Infinity Pharmaceuticals, Inc.	$64.5	$80.1	$(15.6)	-19.5%	31.0%
CancerVax Corp.	Micromet, Inc.	$37.6	$33.1	$4.6	13.8%	32.5%
Xcyte Therapies, Inc.	Cyclacel Pharmaceuticals, Inc.	$6.3	$22.7	$(16.4)	-72.3%	20.0%
Maxim Pharmaceuticals Inc.	EpiCept Corporation	$38.3	$23.2	$15.1	65.1%	28.0%
Diacrin, Inc.	GenVec, Inc.	$19.9	$40.7	$(20.8)	-51.1%	45.5%

The financial data analyzed as part of this analysis included, among other things:

		Comparable Transaction Values
	Valentis	Low	Median	High
		($ in millions)
Equity Value	$9.5	$19.9	$38.0	$64.5
Estimated Cash at Closing	$2.0	$25.7	$36.9	$50.9
Enterprise Value	$7.5	$(20.8)	$(9.4)	$15.1
Premium to Cash	375.0%	(43.2)%	(12.7)%	8.9%
Target % Owned Post-Merger	33.0%	20.0%	31.8%	45.5%

Based on the estimates and assumptions used in the analysis, this analysis showed that the ownership of Valentis common stock attributed to Urigen stockholders as the merger consideration was favorable to the stockholders of Valentis.

Discounted Cash Flow Analysis

B. Riley performed a discounted cash flow, or DCF, analysis as part of its valuation of Valentis. Valentis’ historical and projected financial results are based upon information provided by Valentis’ management.

The discounted cash flow analysis relates the value of an asset or business to the present value of expected future cash flows to be generated by that asset or business. Discounted cash flow has two components: (1) the present value of the projected after-tax cash flows after payment of any associated expenses and capital requirements necessary to generate the related cash flows, which B. Riley refers to as after-tax free cash flows, for a determined period and (2) the present value of the terminal value of the asset or business at the end of the period. In the discounted cash flow analysis, the projected after-tax free cash flows exclude the impact of interest income and interest expense. The terminal revenue multiple methodology is utilized to calculate a terminal value by applying a multiple to the revenue of the asset or business in the last year of the relevant projections. The terminal value calculated is an estimate for the value of the annual free cash flow of the asset or business beyond the terminal year projected into perpetuity. In this DCF valuation, the terminal value is determined using the range of revenue multiples found in the comparable precedent transaction analysis.

B. Riley performed a discounted cash flow analysis assuming:

•       a range of illustrative discount rates of 10% to 20% and a range of terminal revenue multiples (based on estimated 2011 Revenue) of 2.0x to 4.0x.

The discount rate reflects the relative risk of achieving the expected future cash flows. B. Riley selected a range that approximates the relative risk for companies that are comparable to Valentis. This analysis yielded a negative range of estimated enterprise values for Valentis of between $16.9 million and $14.8 million and a negative range of estimated equity values between $14.9 million and $12.8 million.

Based upon the aforementioned discounted cash flow analysis, the ownership of Valentis common stock attributed to Urigen stockholders as the merger consideration is favorable to the stockholders of Valentis.

Miscellaneous

B. Riley has relied upon the representations of Valentis and Urigen and assumed, without independent verification, that financial statements, forecasts and projections provided to B. Riley have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of Valentis and Urigen, and that there has been no material change in the assets, financial condition and business prospects of Valentis and Urigen since the date of the most recent financial statements made available to B. Riley. B. Riley has further relied upon the assurances of Valentis and Urigen that the information provided has been prepared on a reasonable basis in accordance with industry practice and, with respect to financial planning data, reflects the best currently available estimates and judgments of Valentis and Urigen and that they are not aware of any information or facts that would make the information provided to B. Riley incomplete or misleading. B. Riley expresses no opinion as to such financial planning data or the assumptions on which it is based.

B. Riley has assumed that the executed form of the merger agreement, including the exhibits and disclosure schedules thereto, will not vary in any respect that is material to the Valentis analysis from the unexecuted form of merger agreement, dated September 27, 2006, reviewed by B. Riley as of the date of this opinion, and that the merger will be consummated in accordance with the terms set forth in such draft, including, among other things, that the merger will be accounted for as a tax-free reorganization pursuant to Section 368(a) of the United States Internal Revenue Code of 1986, as amended.

B. Riley has assumed the following selected facts, terms and conditions of the merger between Valentis and Urigen and their respective affiliates which B. Riley has considered in rendering its opinion:

•       Urigen’s stockholders would receive Valentis common stock shares in an amount equal to 200% percent of the amount of Valentis’ fully diluted common stock shares (those shares currently outstanding plus those issued or issuable under outstanding options, warrants and warrants or other convertible securities on a net exercise basis) on the closing date. Therefore, following the merger, Urigen’s stockholders will own approximately 67% of Valentis common stock, and Valentis’ current stockholders will own approximately 33% of Valentis’ common stock.

•       An S-4 will be filed to register the securities that will be issued and held by the current Urigen stockholders.

•       B. Riley assumes the following selective conditions to be satisfied as of the closing as follows:

•        Implementation of certain changes to retention and bonus arrangements for certain executives of Valentis

•        No material adverse effects to Valentis

•        No extraordinary adjustments occur

•        Receipt of all required governmental and regulatory approvals

•        All other conditions of the closing are satisfied as set forth in the merger agreement

B. Riley understands that Valentis has received a “going concern” opinion from its independent auditors and that its management indicates that the value of its lead product candidate, VLTS 934, and other intellectual property have limited applications. Therefore, Valentis has begun a corporate restructuring, including the winding down of its operations and termination of employees. Based upon these circumstances, as well as the information provided by Valentis management to B. Riley, Valentis in insolvent and has a limited operating future without a transaction and/or significant capital investment.

B. Riley has not independently verified the accuracy or completeness of the financial and other information supplied to B. Riley or made publicly available and do not assume any responsibility with respect to it. B. Riley has not assumed any responsibility or liability for that information. B. Riley has relied upon Valentis and Urigen, or their respective legal counsel, as the case may be, with respect to interpretations of the provisions contained in the constituent documents and related agreements of Valentis and Urigen and the application of applicable law to such documents. B. Riley has not made any independent appraisal of any of the properties or assets (including, but not limited to, the intellectual property) of Valentis or Urigen or conducted any independent inquiry or investigation with respect to Valentis or Urigen or the merger. Without limiting the generality of the foregoing, B. Riley has undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities to which Valentis or Urigen is a party or may be subject and, at your direction and with your consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertions of claims, outcomes or damages arising out of any such matters.

The financial markets in general, and the markets for the securities of Valentis in particular, are subject to volatility, and this opinion does not purport to address potential developments in the financial markets or the markets for the securities of Valentis after the date hereof. This opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by B. Riley as of the date of this letter; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. B. Riley has not undertaken to reaffirm or revise this opinion or otherwise comment upon any circumstances or events occurring after the date hereof and B. Riley assumes no responsibility to update, revise or reaffirm this opinion after the date hereof.

B. Riley has not acted as a financial advisor to Valentis or Urigen in connection with the transaction, other than pursuant to its opinion. This opinion and B. Riley’s fees are not contingent upon the consummation of the transaction. For its work B. Riley was paid a fee of $60,000 and received reimbursement for expenses of $7,000. In addition, Valentis has agreed to indemnify B. Riley for certain liabilities that may arise out of its engagement, including the rendering of this opinion.

This opinion addresses solely the fairness of the merger consideration, from a financial point of view, and does not address any other terms or agreements relating to the transaction. B. Riley was not requested to opine as to, and this opinion does not address, Valentis’ underlying business decision to proceed with or effect the merger or the structure thereof, the relative merits of the merger compared to any alternative business strategy or transaction in which Valentis might engage, or whether any alternative transaction might produce superior benefits to Valentis and does not constitute an opinion or recommendation to any director or stockholder as how to vote with respect to the proposed merger.

Interests of Valentis’ Directors and Executive Officers in the Merger

In considering the recommendation of the Valentis board of directors with respect to approving the merger agreement and issuing shares of Valentis common stock as contemplated by the merger agreement and the other matters to be acted upon by Valentis’ stockholders at the Valentis annual meeting, Valentis’ stockholders should be aware that certain members of the board of directors and executive officers of Valentis have interests in the merger that may be different from, or in addition to, the interests of Valentis’ stockholders. These interests relate to or arise from, among other things:

•       (i) a severance benefit of $213,200 which was paid to Joseph A. Markey upon termination of his employment on October 31, 2006, (ii) an aggregate of up to $25,788 in “COBRA” premiums for continued health insurance coverage which Mr. Markey will be entitled to receive on a monthly basis until the earlier of October 31, 2007, or the date upon which he and his eligible dependents become eligible for comparable coverage by a subsequent employer, and (iii) the accelerated vesting of stock options and restricted stock awards to purchase 148,823 shares of Valentis common stock to which Mr. Markey became entitled upon termination of his employment on October 31, 2006;

•     (i) a severance benefit of $291,500 which was paid to John J. Reddington upon termination of his employment on October 31, 2006, (ii) an aggregate of up to $6,648 in “COBRA” premiums for continued health insurance coverage which Mr. Reddington will be entitled to receive on a monthly basis until the earlier of October 31, 2007, or the date upon which he and his eligible dependents become eligible for comparable coverage by a subsequent employer, and (iii) the accelerated vesting of stock options and restricted stock awards to purchase 288,920 shares of Valentis common stock to which Mr. Reddington became entitled upon termination of his employment on October 31, 2006;

•     (i) a severance benefit of approximately $185,000, (ii) an aggregate of up to approximately $14,568 in monthly “COBRA” premiums for continued health insurance coverage, and (iii) the accelerated vesting of stock options and restricted stock awards to purchase 442,228 shares of Valentis common stock to which Benjamin F. McGraw, III, will become entitled in the event of his qualifying termination of employment;

•       that Benjamin F. McGraw, III and George M. Lasezkay will continue to serve on the board of directors of the combined company following the consummation of the merger.

Each of Valentis’ and Urigen’s board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the merger agreement and the merger, and, in the case of each board, to recommend that their respective stockholders approve the Valentis and Urigen proposals, as applicable, contemplated by this joint proxy statement/prospectus to be presented to their stockholders for consideration at their respective stockholder meetings.

Ownership Interests

As of December 31, 2006, all directors and executive officers of Valentis beneficially owned approximately 23.24% of the shares of Valentis common stock. Each Valentis executive officer and director, solely in their capacity as Valentis stockholders, have entered into voting agreements in connection with the merger. For a more detailed discussion of the voting agreements see the section entitled “Agreements Related to the Merger—Voting Agreements” in this joint proxy statement/prospectus.

Change of Control Agreements

In May 2006, Valentis entered into severance and change of control agreements with Benjamin F. McGraw, III, its current president, chief executive officer and treasurer, Joseph A. Markey, its former vice president, finance and administration, and John J. Reddington, its former chief operating officer. Under these agreements, each such executive and former executive will be entitled to certain severance benefits upon termination of his employment under either of the following circumstances:

•       the executive’s employment is terminated by Valentis at any time for any reason other than cause (as described below), or the executive’s death or disability; or

•       the executive terminates his employment with Valentis for good reason (as described below) or Valentis terminates the executive’s employment for any reason other than for cause during the period commencing three months prior to, and ending twelve months after, a change of control.

For purposes of these agreements, “cause” is generally defined to mean: (i) a willful and continued failure by the executive to substantially perform his duties with Valentis; (ii) a material breach by the executive of any provision of any applicable employment agreement which has not been adequately cured within the time allotted; (iii) the executive’s willful failure to carry out, or comply with, in any material respect any lawful and reasonable directive of Valentis board of directors or his superiors, which is not remedied within ten days after receipt of written notice from Valentis specifying such failure; (iv) a willful violation of a material employment or confidentiality policy or Valentis’ insider trading policy; (v) the executive’s commission at any time of any act or omission that results in, or that may reasonably be expected to result in, a conviction, plea of no contest or imposition of unadjudicated probation for any felony or crime involving moral turpitude; (vi) the executive’s unlawful use (including being under the influence) or possession of illegal drugs on Valentis’ premises or while performing the executive’s duties and responsibilities; or (vii) the executive’s commission at any time of any act of fraud, embezzlement, misappropriation, material misconduct, or breach of fiduciary duty against Valentis.

For purposes of these agreements, “good reason” is generally defined to mean: (i) a material breach by Valentis of any provision of any applicable employment agreement which has not been adequately cured within the time allotted; (ii) a material reduction in the executive’s then current authority, status, responsibilities or duties, unless the executive is provided with a comparable position; (iii) the assignment to the executive of any duties materially inconsistent with the executive’s then current position; (iv) the material reduction of the executive’s aggregate base salary and target bonus opportunity as in effect immediately prior to such reduction; or (v) a relocation of the executive’s principal place of employment by more than fifty miles.

In the event of an executive’s qualifying termination of employment other than upon a change of control, the executive will be entitled to receive the following:

•       his earned but unpaid base salary through the date of termination, an amount in lieu of accrued vacation, any authorized but unpaid expense reimbursements and any other benefits due to the executive under Valentis’ employee benefit plans, policies and arrangements;

•       a lump-sum cash payment in an amount equal to the executive’s then current annual base salary;

•       the executive’s monthly “COBRA” premium for continued health insurance coverage until the earlier of (i) 12 months following the termination date, or (ii) the date upon which executive and his eligible dependents become eligible for comparable coverage under a group health insurance plan maintained by subsequent employer; and

•       all outstanding equity awards then held by the executive shall become fully vested and, if applicable, exercisable with respect to all the shares subject thereto effective immediately prior to the date of termination.

Under these agreements:

•       (i) a severance benefit of $213,200 was paid to Mr. Markey upon termination of his employment on October 31, 2006, (ii) an aggregate of up to $25,788 in “COBRA” premiums for continued health insurance coverage will be paid to Mr. Markey on a monthly basis until the earlier of October 31, 2007, or the date upon which he and his eligible dependents become eligible for comparable coverage by a subsequent employer, and (iii) the vesting of stock options and restricted stock awards to purchase 148,823 shares of Valentis common stock held by Mr. Markey accelerated upon termination of his employment on October 31, 2006;

•       (i) a severance benefit of $291,500 was paid to Mr. Reddington upon termination of his employment on October 31, 2006, (ii) an aggregate of up to $6,648 in “COBRA” premiums for continued health insurance coverage will be paid to Mr. Reddington on a monthly basis until the earlier of October 31, 2007, or the date upon which he and his eligible dependents become eligible for comparable coverage by a subsequent employer, and (iii) the vesting of stock options and restricted stock awards to purchase 288,920 shares of Valentis common stock held by Mr. Reddington accelerated upon termination of his employment on October 31, 2006; and

•       Dr. McGraw will be entitled to (i) a severance benefit of approximately $185,000, (ii) an aggregate of up to approximately $14,568 in monthly “COBRA” premiums for continued health insurance coverage, and (iii) the accelerated vesting of stock options and restricted stock awards to purchase 442,228 shares of Valentis common stock held by him, in the event of his qualifying termination of employment.

In the event of an executive’s qualifying termination of employment upon a change of control, the executive will be entitled to receive the following:

•       his earned but unpaid base salary through the date of termination, an amount in lieu of accrued vacation, any authorized but unpaid expense reimbursements and any other benefits due to the executive under Valentis’ employee benefit plans, policies and arrangements;

•       a lump sum cash payment equal to (i) 3 times the executive’s current annual base salary in the case of Dr. McGraw and (ii) 2 times the executive’s current annual base salary in the case of Messrs. Markey and Reddington;

•       the executive’s monthly “COBRA” premium for continued health insurance coverage until the earlier of (i) 36 months following the termination date in the case of Dr. McGraw and 24 months following the termination date in the case of Messrs. Markey and Reddington or (ii) the date upon which executive and his eligible dependents become eligible for comparable coverage under a group health insurance plan maintained by subsequent employer; and

•       all outstanding equity awards then held by the executive shall become fully vested and, if applicable, exercisable with respect to all the shares subject thereto effective immediately prior to the date of termination.

Stockholder approval of the merger will constitute a “change of control” for purposes of these agreements.

Interests of Urigen’s Directors and Executive Officers in the Merger

In considering the recommendation of the Urigen board of directors with respect to adopting the merger agreement, Urigen’s stockholders should be aware that certain members of the board of directors and executive officers of Urigen have interests in the merger that may be different from, or in addition to, interests they may have as Urigen’s stockholders. The existing chief executive officer, chief financial officer and chief operating officer and the directors of Urigen will continue in their respective positions with the combined company.

Following the merger, the combined company will initially have an eight member board of directors, including five from Urigen’s current board of directors, Tracy Taylor, Benson Fong, C. Lowell Parsons, M.D., William J. Garner, M.D., and Martin E. Shmagin. Mr. Taylor is expected to serve as the chairman of the board of the combined company.

Each of Valentis’ and Urigen’s board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the merger agreement and the merger, and, in the case of each board of directors, to recommend that their respective stockholders approve the Valentis and Urigen proposals, as applicable, contemplated by this joint proxy statement/prospectus to be presented to their stockholders for consideration at their respective stockholder meetings.

Effective Time of the Merger

The merger agreement requires the parties to consummate the merger after all of the conditions to the consummation of the merger contained in the merger agreement are satisfied or waived, including the adoption of the merger agreement by the stockholders of Valentis and Urigen. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Valentis and Urigen and specified in the certificate of merger. Valentis nor Urigen can predict the exact timing of the consummation of the merger.

Regulatory Approvals

Valentis must comply with applicable federal and state securities laws in connection with the issuance of shares of Valentis common stock and the resulting change in control of Valentis and the filing of this joint proxy statement/prospectus with the SEC.

Tax Treatment of the Merger

Valentis and Urigen intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code. Each of Valentis and Urigen will use its commercially reasonable best efforts to cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and not to permit or cause any affiliate or any subsidiary of Valentis or Urigen to, take any action or cause any action to be taken which would cause the merger to fail to qualify as a reorganization under Section 368(a) of the Code. For a description of the material United States federal tax consequences of the merger, see the section entitled “Material United States Federal Income Tax Consequences of the Merger” below.

Material United States Federal Income Tax Consequences of the Merger

General

The following general discussion summarizes the material United States federal income tax consequences of the merger to Valentis, Valentis Holdings, Urigen, and holders of Urigen capital stock who are “United States persons” (as defined in Section 7701(a)(30) of the Code) and who hold their Urigen capital stock as a capital asset within the meaning of Section 1221 of the Code. The term “non-United States person” means a person or holder other than a “United States person.” If a partnership or other flow-through entity is a beneficial owner of Urigen capital stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity.

This section does not discuss all of the United States federal income tax consequences that may be relevant to a particular stockholder in light of his or her individual circumstances or to stockholders subject to special treatment under the federal income tax laws, including, without limitation:

•       brokers or dealers in securities or foreign currencies;

•       stockholders who are subject to the alternative minimum tax provisions of the Code;

•       tax-exempt organizations;

•       stockholders who are “non-United States persons”;

•       expatriates;

•       stockholders that have a functional currency other than the United States dollar;

•       banks, financial institutions or insurance companies;

•       stockholders who acquired Urigen stock in connection with stock option or stock purchase plans or in other compensatory transactions; or

•       stockholders who hold Urigen stock as part of an integrated investment, including a straddle, hedge, or other risk reduction strategy, or as part of a conversion transaction or constructive sale.

Assuming the merger is completed according to the terms of the merger agreement and this joint proxy statement/prospectus, and based upon customary assumptions and certain representations as to factual matters by Valentis and Urigen, it is the opinion of Smith Gambrell & Russell, LLP that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. No ruling has been or will be sought from the Internal Revenue Service, or the IRS, as to the United States federal income tax consequences of the merger, and the following summary is not binding on the IRS or the courts. This discussion is based upon the Code, laws, regulations, rulings and decisions in effect as of the date of this proxy statement/prospectus, all of which are subject to change, possibly with retroactive effect. This summary does not address the tax consequences of the merger under state, local and foreign laws or under United States federal tax law other than income tax law. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein.

Urigen stockholders are urged to consult their own tax advisors as to the specific tax consequences to them of the Merger, including any applicable federal, state, local and foreign tax consequences.

The following summary sets forth the material federal income tax consequences for the Urigen stockholders and the corporate parties to the merger assuming, consistent with the opinion of counsel referred to above, that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code.

•       Urigen stockholders will not recognize any gain or loss upon the receipt of Valentis common stock in exchange for Urigen stock in connection with the merger (except to the extent of cash received in lieu of a fractional share of Valentis common stock, as discussed below).

•       Cash payments received by a Urigen stockholder for a fractional share of Valentis common stock will be treated as if such fractional share had been issued in connection with the merger and then redeemed by Valentis for cash. Urigen stockholders will recognize capital gain or loss with respect to such cash payment, measured by the difference, if any, between the amount of cash received and the tax basis in such fractional share.

•       The aggregate tax basis of the Valentis common stock received by a Urigen stockholder in connection with the merger will be the same as the aggregate tax basis of the Urigen stock surrendered in exchange for Valentis common stock, reduced by any amount allocable to a fractional share of Valentis common stock for which cash is received.

•       The holding period of the Valentis common stock received by a Urigen stockholder in connection with the merger will include the holding period of the Urigen stock surrendered in connection with the merger.

•       A dissenting stockholder who perfects appraisal rights will generally recognize gain or loss with respect to his or her shares of the Urigen stock equal to the difference between the amount of cash received and his or her basis in such shares. Such gain or loss will generally be long term capital gain or loss, provided the shares were held for more than one year prior to the disposition of the shares. Interest, if any, awarded in an appraisal proceeding by a court would be included in such stockholder’s income as ordinary income.

•       Valentis, Valentis Holdings and Urigen will not recognize gain or loss solely as a result of the merger.

Backup Withholding

If you are a non-corporate holder of Urigen stock you may be subject to information reporting and backup withholding on any cash payments received in lieu of a fractional share interest in Valentis common stock or cash payments for perfecting appraisal rights. You will not be subject to backup withholding, however, if you:

•       furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to you following the completion of the merger (or the appropriate Form W-8, as applicable); or

•       are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your United States federal income tax liability, provided you furnish the required information to the IRS.

Tax Return Reporting Requirements

If you receive Valentis common stock as a result of the merger, you will be required to retain records pertaining to the merger, and you will be required to file with your United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger as provided in Treasury Regulations Section 1.368-3(b).

Taxable Acquisition

The failure of the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code would result in a Urigen stockholder recognizing gain or loss with respect to the shares of Urigen stock surrendered by such stockholder equal to the difference between the stockholder’s basis in the shares and the fair market value, as of the effective time of the merger, of the Valentis stock received in exchange for the Urigen stock (and the cash received in lieu of a fractional share of Urigen stock). In such event, a stockholder’s aggregate basis in the Valentis common stock so received would equal its fair market value and such stockholder’s holding period would begin the day after the merger. A dissenting stockholder who receives cash will be required to recognize gain or loss in the same manner as described above (see discussion of dissenters in a reorganization above).

The foregoing discussion is not intended to be a complete analysis or description of all potential United States federal income tax consequences of the merger. In addition, the discussion does not address tax consequences which may vary with, or are contingent on, your individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, you are urged to consult with your own tax advisor to determine the particular United States federal, state, local or foreign income or other tax consequences to you of the merger.

Anticipated Accounting Treatment

Urigen security holders will own, after the merger, approximately two-thirds of the combined company on a fully-diluted basis. Further, Urigen directors will constitute a majority of the combined company’s board of directors and all members of the executive management of the combined company will be from Urigen. Therefore, Urigen will be deemed to be the acquiring company for accounting purposes and the merger will be accounted for as a reverse merger and a recapitalization.

The unaudited pro forma combined condensed consolidated financial statements included in this joint prospectus/proxy have been prepared to give effect to the proposed merger of Urigen and Valentis as a reverse acquisition of assets and a recapitalization in accordance with accounting principles generally accepted in the United States. For accounting purposes, Urigen is considered to be acquiring Valentis in the merger and it is assumed that Valentis does not meet the definition of a business in accordance with Statement of Financial Accounting Standards, or SFAS No. 141, Business Combinations, and Emerging Issue Task Force 98-3, or EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, because of Valentis’ current efforts to sell or otherwise dispose of its operating assets and liabilities.

Appraisal Rights

If the merger is completed, holders of Urigen common stock and Urigen Series A preferred stock are entitled to appraisal rights under Section 262 of the DGCL, or Section 262, provided that they comply with the conditions established by Section 262.

The discussion below is a summary regarding a Urigen stockholder’s appraisal rights under Delaware law but is not a complete statement of the law regarding dissenters’ rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this joint proxy statement/prospectus as Annex C. Stockholders intending to exercise appraisal rights should carefully review Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights.

A record holder of shares of Urigen capital stock who makes the demand described below with respect to such shares, who continuously is the record holder of such shares through the effective time of the merger, who otherwise complies with the statutory requirements of Section 262 and who neither votes in favor of the merger nor consents thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery, or the Delaware Court, of the fair value of his, her or its shares of Urigen capital stock in lieu of the consideration that such stockholder would otherwise be entitled to receive pursuant to the merger agreement. All references in this summary of appraisal rights to a “stockholder” or “holders of shares of Urigen capital stock” are to the record holder or holders of shares of Urigen capital stock. Except as described herein, stockholders of Urigen will not be entitled to appraisal rights in connection with the merger.

Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, such as the Urigen special meeting, not fewer than 20 days prior to the meeting, a constituent corporation must notify each of the holders of its stock for whom appraisal rights are available that such appraisal rights are available and include in each such notice a copy of Section 262. This joint proxy statement/prospectus shall constitute such notice to the record holders of Urigen capital stock.

Stockholders who desire to exercise their appraisal rights must satisfy all of the conditions of Section 262. Those conditions include the following:

•       Stockholders electing to exercise appraisal rights must not vote “for” the adoption of the merger agreement. Voting “for” the adoption of the merger agreement will result in the waiver of appraisal rights. Also, because a submitted proxy not marked “against” or “abstain” will be voted “for” the proposal to adopt the merger agreement, the submission of a proxy not marked “against” or “abstain” will result in the waiver of appraisal rights.

•       A written demand for appraisal of shares must be filed with Urigen before the taking of the vote on the merger agreement at the special meeting. The written demand for appraisal should specify the stockholder’s name and mailing address, and that the stockholder is thereby demanding appraisal of his, her or its Urigen capital stock. The written demand for appraisal of shares is in addition to and separate from a vote against the merger agreement or an abstention from such vote. That is, failure to return your proxy, voting against, or abstaining from voting on, the merger will not satisfy your obligation to make a written demand for appraisal.

•       A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificate. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, this demand must be executed by or for the fiduciary. If the shares are owned by or for more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record. However, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner. A person having a beneficial interest in Urigen capital stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below in a timely manner to perfect whatever appraisal rights the beneficial owners may have.

•       A stockholder who elects to exercise appraisal rights should mail or deliver his, her or its written demand to Urigen at 875 Mahler Road, Suite 235, Burlingame, California 94010, Attention: Martin E. Shmagin, Chief Financial Officer.

Within 10 days after the effective time of the merger, Urigen, as the surviving company, will provide notice of the effective time of the merger to all Urigen stockholders who have complied with Section 262 and have not voted in favor of the adoption of the merger agreement.

Within 120 days after the effective time of the merger, either Urigen or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on Urigen in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all stockholders seeking to exercise appraisal rights. There is no present intent on the part of Urigen to file an appraisal petition, and stockholders seeking to exercise appraisal rights should not assume that Urigen will file such a petition or that Urigen will initiate any negotiations with respect to the fair value of such shares. Accordingly, holders of Urigen capital stock who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.

Within 120 days after the effective time of the merger, any stockholder who has satisfied the requirements of Section 262 will be entitled, upon written request, to receive from Urigen a statement setting forth the aggregate number of shares of Urigen common stock and Urigen preferred stock not voting in favor of the adoption of the merger agreement and with respect to which demands for appraisal were received by Urigen and the aggregate number of holders of such shares. Such statement must be mailed within 10 days after the stockholder’s request has been received by Urigen or within 10 days after the expiration of the period for the delivery of demands as described above, whichever is later.

If a petition for an appraisal is timely filed and a copy thereof is served upon Urigen, Urigen will then be obligated, within 20 days after service, to file in the office of the Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to stockholders, as required by the Delaware Court, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the shares of Urigen capital stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.

Although the board of directors of Urigen believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the consideration they would receive pursuant to the merger agreement. Moreover, Urigen does not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Urigen capital stock is less than the merger consideration. In determining “fair value,” the Delaware Court is required to take into account all relevant factors. The cost of the appraisal proceeding, which does not include attorneys’ or experts’ fees, may be determined by the Delaware Court and taxed against the dissenting stockholder and/or Urigen as the Delaware Court deems equitable under the circumstances. Each dissenting stockholder is responsible for his or her attorneys’ and expert witness expenses, although, upon application of a dissenting stockholder, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

Any stockholder who has duly demanded appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the effective time of the merger.

At any time within 60 days after the effective time of the merger, any stockholder will have the right to withdraw his, her or its demand for appraisal and to accept the terms offered in the merger agreement. After this period, a stockholder may withdraw his, her or its demand for appraisal and receive payment for his, her or its shares as provided in the merger agreement only with the consent of Urigen. If no petition for appraisal is filed with the court within 120 days after the effective time of the merger, stockholders’ rights to appraisal, if available, will cease. Inasmuch as Urigen has no obligation to file such a petition, any stockholder who desires a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to Urigen a written withdrawal of his, her or its demand for appraisal and acceptance of the merger consideration, except (i) that any such attempt to withdraw made more than 60 days after the effective time of the merger will require written approval of Urigen and (ii) that no appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

Failure by any Urigen stockholder to comply fully with the procedures described above and set forth in Annex C to this joint proxy statement/prospectus may result in termination of such stockholder’s appraisal rights. In view of the complexity of exercising appraisal rights under Delaware law, any Urigen stockholder considering exercising these rights should consult with legal counsel.

THE MERGER AGREEMENT

The following is a summary of selected provisions of the merger agreement. While Valentis, Valentis Holdings and Urigen believe that this description covers the material terms of the merger agreement, it may not contain all of the information that is important to you. The merger agreement, as amended, has been attached as Annex A to this joint proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Valentis, Urigen or Valentis Holdings. The following description does not purport to be complete and is qualified in its entirety by reference to the merger agreement. You should refer to the full text of the merger agreement for details of the merger and the terms and conditions of the merger agreement.

The merger agreement contains representations and warranties that Valentis and Valentis Holdings, on the one hand, and Urigen, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the merger agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the merger agreement. While Valentis and Valentis Holdings do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Valentis or Urigen, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Valentis and Valentis Holdings and Urigen and are modified by the disclosure schedules.

General

Under the merger agreement, Valentis Holdings, a wholly-owned subsidiary of Valentis formed by Valentis in connection with the merger, will merge with and into Urigen, with Urigen continuing as a wholly owned subsidiary of Valentis.

Closing and Effective Time of the Merger

The closing of the merger will occur on the second business day after the satisfaction or waiver of the conditions provided in the merger agreement, or on such other date as Valentis, Valentis Holdings and Urigen may agree. However, because the merger is subject to a number of conditions, neither Valentis nor Urigen can predict exactly when the closing will occur or if it will occur at all. Please see the section entitled “—Conditions to Completion of the Merger” in this joint proxy statement/prospectus.

The effective time of the merger will be the time and date when the merger becomes effective, which shall be the date and time of acceptance for record of the certificate of merger that will be filed with the Delaware Secretary of State on the closing date of the merger, or such other time specified in the certificate of merger.

Merger Consideration

Conversion of Urigen Common Stock

At the effective time of the merger, each share of Urigen common stock issued and outstanding immediately prior to the effective time (other than any shares held by dissenting stockholders who have not waived in writing or failed to perfect or effectively withdrawn or lost their rights to appraisal under Section 262 of the DGCL) will be converted into and become exchangeable for the right to receive Valentis common stock as described below, together with the right, if any, to receive cash in lieu of fractional shares of Valentis common stock. Please see the section entitled “—Fractional Shares of Valentis Common Stock” in this joint proxy statement/prospectus.

Conversion of Urigen Series B Preferred Stock

At the effective time of the merger, each share of Urigen Series B preferred stock issued and outstanding immediately prior to the effective time will be multiplied by a factor of five (5) and then be converted into and become exchangeable for the right to receive Valentis common stock as described below, together with the right, if any, to receive cash in lieu of fractional shares of Valentis common stock. Please see the section entitled “—Fractional Shares of Valentis Common Stock” in this joint proxy statement/prospectus.

Exchange Ratio

The merger agreement provides a mechanism for determining an exchange ratio, which represents the number of shares of Valentis common stock that stockholders of Urigen will receive for each Urigen share in the merger. The exchange ratio is calculated by dividing the number of fully-diluted shares of Valentis common stock outstanding immediately prior to the closing of the merger, referred to herein as the measurement date, by the number of fully-diluted shares of Urigen common stock, including the deemed conversion of the Urigen Series B preferred stock, outstanding on the measurement date, and multiplying that quotient by two.

The exchange ratio is subject to adjustment to account for the effect of the reverse stock split (and any other stock split, stock combination, dividend of stock or other securities, recapitalization, redenomination of share capital or other similar transaction) and is also subject to adjustment in the event that, at the closing of the merger, Valentis has less than $1.0 million in cash (including cash equivalents having immediate maturity net of any penalty) or less than $1.0 million in net worth. In the event of a shortfall in cash or net worth described above, then in addition to the shares of Valentis common stock issuable to the Urigen stockholders described above, the Urigen stockholders will receive on a pro rata basis additional shares of Valentis common stock equal to the amount obtained by dividing:

•       the difference between $1.0 million and Valentis’ actual cash (including cash equivalents having immediate maturity net of any penalty) or net worth as of the closing of the merger, whichever difference is greater, by

•       the weighted average price of Valentis’ common stock for the 30-day period immediately prior to the first public announcement of the merger, which was $0.38.

Immediately after the merger, Urigen stockholders will own approximately 66.7% of the fully-diluted shares of the combined company, with Valentis stockholders holding approximately 33.3% of the fully-diluted shares of the combined company. The foregoing assumes that the exchange ratio is not adjusted for matters described above.

Valentis Common Stock

Each outstanding share of Valentis common stock will remain an outstanding share of Valentis common stock and will not be converted or otherwise affected by the merger. For more information regarding the Valentis common stock, please see the section entitled “Description of Valentis Common Stock” in this joint proxy statement/prospectus.

Fractional Shares of Valentis Common Stock

No fractional shares of Valentis common stock will be issued to any stockholder of Urigen upon completion of the merger. For each fractional share that would otherwise be issued, Valentis will pay cash in an amount equal to the fraction of a share of Valentis common stock which the holder would otherwise be entitled to receive multiplied by the weighted 30-day average price of Valentis common stock as quoted on the Nasdaq Capital Market for the 30-day period immediately prior to the first public announcement of the merger, which was $0.38. No interest will be paid or accrue on cash payable to holders of those certificates in lieu of fractional shares.

Exchange Procedures

Promptly after the effective time of the merger, Computershare Trust Company N.A., or such other exchange agent appointed by Valentis, will provide appropriate transmittal materials to holders of record of Urigen common stock (other than with respect to any such shares held directly or indirectly by Valentis, Urigen or dissenting stockholders of Urigen), advising such holders of the procedure for surrendering their stock to the exchange agent.

Upon the surrender of the holder’s shares of Urigen common stock, along with a duly executed letter of transmittal and any other required documents, the holder will be entitled to receive in exchange therefore:

•       a certificate representing the number of whole shares of Valentis common stock that such holder is entitled to receive pursuant to the merger, as described in the section entitled “—Conversion of Urigen Common Stock” in this joint proxy statement/prospectus; and

•       a check in the amount, after giving effect to any required tax withholdings, of any cash payable in lieu of fractional shares plus any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive as described in the next paragraph.

All shares of Valentis common stock to be issued pursuant to the merger will be deemed issued and outstanding as of the effective time of the merger. Whenever a dividend or other distribution is declared by Valentis in respect of Valentis common stock, the record date for which is after the effective time of the merger, that declaration will include dividends or other distributions in respect of all shares issuable pursuant to the merger agreement. No dividends or other distributions in respect of Valentis common stock shall be paid to any holder of any unsurrendered shares of Urigen common stock until the unsurrendered shares of Urigen common stock are surrendered for exchange. No holder of unsurrendered shares of Urigen common stock will be entitled to vote after the effective time of the merger at any meeting of Valentis stockholders until such unsurrendered shares of Urigen common stock have been surrendered for exchange.

Termination of Urigen Stock Options, Warrants and Other Rights to Purchase Capital Stock

All outstanding options, warrants and other rights to purchase Urigen capital stock shall have been exercised, waived or released prior to the effective time of the merger or Urigen shall have entered into agreements, satisfactory to Valentis and its counsel, with the holders of such options, warrants and other rights to purchase Urigen capital stock to exercise such options, warrants and other rights to purchase shares of Valentis common stock concurrently with the effective time of the merger, taking into account the exchange ratio. Valentis will not assume any options, warrants or other rights to purchase Urigen capital stock in connection with the merger. As of the date of filing, there were no outstanding stock options, warrants or other rights to purchase or acquire the capital stock of Urigen.

Conversion of Urigen Convertible Securities

All outstanding non-derivative securities exchangeable for or convertible into Urigen capital stock, including, without limitation, the Urigen preferred stock, shall have been exchanged and or converted into shares of Urigen common stock prior to the effective time of the merger or will be exchanged directly for

Valentis common stock. The conversion of Urigen Series A preferred stock into Urigen common stock requires the affirmative vote of the holders of no less than 66 2/3% of the Urigen Series A preferred stock having voting power outstanding on the record date for the Urigen special meeting.

Directors and Officers of Valentis Following the Merger

Effective as of the closing of the merger, the combined company’s officers are expected to include William J. Garner, M.D., president and chief executive officer, Martin E. Shmagin, chief financial officer, and Terry M. Nida, chief operating officer, each of whom currently holds the same position at Urigen. The combined company will initially have an eight member board of directors, comprised of five individuals from Urigen’s current board of directors, Tracy Taylor, Benson Fong, C. Lowell Parsons, M.D., William J. Garner, M.D., and Martin E. Shmagin, two individuals from Valentis’ current board of directors, Benjamin F. McGraw, III, Pharm.D. and George M. Lasezkay, Pharm.D., J.D., and one additional director, Robert J. Watkins.

Amendment to Valentis’ Amended and Restated Certificate of Incorporation

The merger agreement provides that Valentis’ stockholders must approve an amendment to Valentis’ amended and restated certificate of incorporation to effect a reverse stock split of Valentis common stock, which requires the affirmative vote of holders of a majority of the outstanding common stock on the record date for the Valentis annual meeting. Upon the effectiveness of the amendment to Valentis’ amended and restated certificate of incorporation effecting the reverse stock split, referred to herein as the split effective time, the issued shares of Valentis common stock immediately prior to the split effective time will be reclassified into a smaller number of shares such that a Valentis stockholder will own one share of Valentis common stock for each 15 to 70 shares of issued common stock held by that stockholder immediately prior to the split effective time, the exact split ratio within the 15:1 to 70:1 range to be determined by the Valentis board of directors prior to the split effective time and to be publicly announced by Valentis.

Conditions to Completion of the Merger

Each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, which include the following:

•       all representations and warranties of the other party in the merger agreement subject to exceptions and in certain schedules and exhibits to the merger agreement must be true and correct in all respects on the date of the merger agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except where the failure of these representations and warranties to be true and correct, individually or in the aggregate, would not constitute a material adverse effect on the business, assets or financial condition of the party making the representations and warranties, and except for changes permitted or required by the merger agreement;

•       the other party to the merger agreement must have performed or complied with in all material respects all covenants and agreements required to be performed or complied with by it on or before the closing of the merger;

•       there must not have been issued any restraining order, injunction or other order by any court of competent jurisdiction, or other legal restraint or prohibition preventing the consummation of the merger or other transactions contemplated by the merger agreement, and no petition or request for any such injunction or other order shall be pending;

•       there shall not have been any material adverse change in the business, assets or financial condition of the other party, excluding, with respect to Valentis, the impact of Valentis’ liquidation of its discontinued operations as permitted by the merger agreement and, with respect to Urigen, taking into account Urigen’s financial condition as of the date of the merger agreement;

•       each party shall have delivered to the other party a certificate dated as of the closing date of the merger, executed by a president or vice president of the other party, certifying to the fulfillment of certain closing conditions described in the merger agreement;

•       all proceedings in connection with the merger and the other transactions contemplated by the merger agreement and all certificates and documents delivered by the other party as required under the merger agreement or otherwise reasonably requested by the requesting party shall be executed and delivered by the other party and shall be reasonably satisfactory to the requesting party;

•       the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order; and

•       all state securities or “blue sky” authorizations necessary to carry out the transactions contemplated by the merger agreement shall have been obtained and be in effect.

In addition, the obligation of Valentis and Valentis Holdings to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•       stockholders of Urigen must have adopted the merger agreement, approved the merger and approved the conversion of the Urigen Series A preferred stock into Urigen common stock, and Urigen shall have duly executed and delivered or caused to be duly executed and delivered the certificate of merger and related agreements;

•       each outstanding stock option, warrant, and other right to purchase or acquire the capital stock of Urigen shall have been exercised, waived or released and or Urigen shall have entered into agreements with the holders of such options, warrants or rights in accordance with the merger agreement;

•       all outstanding securities exchangeable for or convertible into capital stock of Urigen, including, without limitation, the Urigen Series A preferred stock, with the exception of the Urigen Series B preferred stock, shall be exchanged and or converted into Urigen common stock prior to the merger;

•       Urigen must have received all required third-party consents, and such consents must be in full force and effect at the closing of the merger;

•       holders of at least 90% of the aggregate issued and outstanding shares of Urigen common stock and Urigen preferred stock shall have voted in favor of the redomestication and voted in favor of or consented to the merger, or shall have otherwise waived or failed to perfect any appraisal rights to which they may otherwise be entitled, and the president and secretary of Urigen shall have delivered to Valentis a certificate dated as of the closing date to such effect;

•       Urigen shall deliver to Valentis a duly executed “transferor’s certification of non foreign status” in the form specified by Treasury Regulation Section 1.1445-2(b)(2);

•       Urigen shall deliver to Valentis an officers’ certificate regarding certain particulars surrounding the dissenters, if any, to the redomestication as contemplated by the merger agreement; and

•       Valentis shall have received from each holder of shares of Urigen common stock and or Urigen preferred stock or securities convertible or exchangeable or exercisable for such shares, an investor suitability questionnaire in form and substance satisfactory to Valentis, containing customary investment representations and certifying that such holder qualifies as an “accredited investor” as defined in Regulation D under the Securities Act, or Valentis shall be satisfied that another exemption from registration shall be applicable to such investor’s receipt of the shares of Valentis common stock in the merger, or applicable qualification or registration shall have been obtained under applicable blue sky law at the expense of Urigen.

In addition, the obligation of Urigen to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•       stockholders of Valentis must have adopted the merger agreement and approved the merger, and Valentis shall have duly executed and delivered or caused to be duly executed and delivered the certificate of merger and related agreements; and

•       all of the directors and officers of Valentis or Valentis Holdings that Urigen has requested to resign their positions shall have resigned their positions with Valentis or Valentis Holdings on or prior to the closing date of the merger, and shall have executed such appropriate documents with respect to the transfer or establishment of bank accounts, signing authority, etc., as Urigen shall have reasonably requested. As of the date of this joint proxy statement/prospectus, Urigen has requested that all of Valentis’ and Valentis Holdings’ directors and officers will have resigned their positions immediately prior to the closing of the merger with the exception of Benjamin F. McGraw, III and George M. Lasezkay who are expected to continue to serve on the combined company’s board of directors following the closing.

No Solicitation

Each of Valentis, Valentis Holdings and Urigen agreed that it, and any of its respective subsidiaries will not, and each entity will use its best efforts to ensure that none of its officers, directors, employees, representatives, agents (including, but not limited to, investment bankers, attorneys and accountants) do not, directly or indirectly knowingly encourage, solicit, participate in, except for incidental, immaterial contact not willfully initiated and promptly terminated once the prohibited nature of such contact is known, or initiate discussions or negotiations with, or provide any information to, except for incidental, immaterial contact not willfully initiated and promptly terminated once the prohibited nature of such contact is known, any person or group, other than the other parties to the merger agreement and their respective affiliates and representatives, concerning any acquisition proposal, as defined below, or potential acquisition proposal.

However, the no solicitation provisions do not restrict any of the following activities:

•       taking and disclosing to its stockholders a position with respect to a tender or exchange offer by a third party;

•       making any disclosure to its stockholders or furnishing information to a third party which has made a bona fide acquisition proposal if, in the good faith judgment of such party’s board of directors, after consultation with outside counsel, failure to make such disclosures would be contrary to its fiduciary obligations under applicable law;

•       furnishing information to a third party which has made a bona fide acquisition proposal which is reasonably likely to be a superior proposal, as defined below.

Additionally, before obtaining the applicable Valentis or Urigen stockholder approvals required to consummate the merger, or in the event that the merger has not closed within thirty (30) days after the respective stockholders’ meetings to approve the merger (unless due to such party’s failure to fulfill any obligation under the merger agreement), each party may furnish information regarding such party to, and may enter into discussions or negotiations with, any third party concerning an acquisition proposal provided that:

•       neither such party nor any representative of such party has breached the no solicitation provisions of the merger agreement described above;

•       that party receives from the third party an executed confidentiality agreement; and

•       that party believes that it is reasonably likely to be a superior proposal.

An “acquisition proposal” means any proposal or offer to acquire, directly or indirectly for cash, securities or a combination thereof, 20% or more of the capital stock or all or substantially all of the business, properties and assets of Valentis or Urigen, as applicable, whether by merger, tender offer, exchange offer, sale of securities or assets, or similar transactions involving Valentis or Urigen, as applicable, or any of its respective subsidiaries, divisions or operating or principal business units.

A “superior proposal” means:

•       an unsolicited, written proposal to a party’s board of directors relating to any acquisition proposal which is on terms and conditions that the board of directors of the party receiving the offer determines in its good faith judgment, based on the advice of its financial advisor of recognized reputation:

•        is reasonably capable of being consummated on substantially all of the terms proposed;

•        is more favorable to that party and the party’s stockholders than the terms of the merger; and

•        financing, to the extent required, is then committed or in the good faith judgment of the party’s board of directors, is reasonably capable of being obtained by such third party; and

•       such party’s board of directors determines in good faith, after consultation with outside counsel, that such action is required or that there is a reasonable risk that such action is required in order for the board of directors to act in a manner consistent with its fiduciary duties to its stockholders under applicable law.

The merger agreement also provides that each party will promptly advise the other of the status and terms of, and keep the other party fully informed with respect to, any acquisition proposal or any request for nonpublic information with respect to such party or any change or proposed change to that acquisition proposal or request for information. The merger agreement further provides that each party will provide the other party with copies of all information considered by such party in determining that the acquisition proposal constitutes a superior proposal and copies of any written materials received by such party describing or stating such acquisition proposal. Each party has also agreed to provide the other party with copies of any non-public information concerning such party provided to any other party which was not previously provided to the other party.

The merger agreement further provides that neither the board of directors nor any committee thereof of either party shall:

•       withhold, withdraw or modify, or propose to withhold, withdraw or modify, in a manner adverse to the other party, the approval or recommendation by such board of directors or committee of the merger agreement or the merger;

•       approve or recommend or propose to approve or recommend any acquisition proposal; or

•       enter into any agreement with respect to any acquisition proposal.

However, prior to the effective time of the merger, each party’s board of directors may withhold, withdraw or modify its approval or recommendation of the merger agreement or the merger, approve or recommend a superior proposal, and may terminate the merger agreement in order to substantially concurrently enter into an agreement with respect to such superior proposal, in each case at any time after the tenth (10th) business day following delivery to the other party of written notice from such party advising the other party that the party’s board of directors has received a superior proposal which it intends to accept, specifying the material terms and conditions of such superior proposal, and indentifying the person making such superior proposal. Each party’s board of directors may only exercise its foregoing rights if such party shall have caused its financial and legal advisors to, if requested by the other party, negotiate with the other party to make such adjustments to the terms and conditions of the merger agreement as would enable such party to proceed with the merger on such adjusted terms and, at the end of such ten (10) business day period, such party’s board of directors, in good faith, continues reasonably to believe, that the acquisition proposal continues to be a superior proposal.

Meetings of Stockholders

Valentis is obligated under the merger agreement to call, give notice of, convene and hold the Valentis annual meeting for purposes of considering the merger, the merger agreement and the amendment to Valentis’ certificate of incorporation effecting the reverse stock split.

Urigen is obligated under the merger agreement to call, give notice of, convene and hold the Urigen special meeting for purposes of considering the merger, the merger agreement and the automatic conversion of the shares of Urigen preferred stock concurrently with the merger.

Covenants; Conduct of Business Pending the Merger

Urigen agreed that it will preserve its organization and conduct its business in the usual and ordinary course, except as otherwise permitted by the merger agreement, in compliance with all applicable laws and regulations, and to take other agreed-upon actions. Urigen also agreed that, subject to certain limited exceptions, without the consent of Valentis in writing, it would not, during the period prior to the effective time of the merger:

•  enter into any contract or commitment or engage in any transaction not in the usual and ordinary course of business and consistent with its normal business practices;

•  do any act or omit to do any act, or permit any act or omission to act, which will cause a material breach of any contract, commitment or obligation of Urigen, which could have a material adverse effect on the business, assets or financial condition of Urigen;

•       declare or pay any dividends on, or make any other distributions in respect of any shares of its capital stock;

•       repurchase, redeem or acquire for value any shares of its capital stock;

•       issue any options, warrants or other rights to acquire shares of its capital stock or any other instruments convertible into securities of Urigen (but excluding any shares of Urigen capital stock issued upon the valid exercise of options or warrants, or the conversion of convertible notes, outstanding on the date of the merger agreement);

•       modify its certificate of incorporation or bylaws;

•       effect or become a party to any merger, amalgamation or consolidation, or acquire any stock of, or, except in the ordinary course of business, acquire any assets or property of any other business entity;

•       sell, lease, license or otherwise dispose of any capital asset or capital assets with a market value in excess of $20,000 individually or in the aggregate;

•       sell, lease, license or otherwise dispose of any asset other than in the ordinary course of business, provided that Urigen shall not license any of its intellectual property;

•       borrow money other than under existing notes payable, line of credit or other credit facilities or in the ordinary course of business, in excess of $20,000;

•       incur or pay any material liability other than in the ordinary course of business;

•       guarantee or otherwise incur any material liability with respect to the obligation of any other person in excess of $20,000;

•       enter into any transactions with any of its employees, consultants or affiliates; and

•       make or rescind any express or deemed election relating to taxes, settle or compromise any claim, suit, litigation, proceeding, investigation, audit or controversy relating to taxes, unless required by law.

However, subject to compliance with applicable laws, so long as Valentis would not have to amend, supplement or recirculate its proxy statement, Urigen shall not be prohibited from communicating with potential investors to assess their general interest in providing additional capital to Valentis or Urigen subsequent to the closing of the merger provided that no offers or sales shall be made unless and until the merger is closed, and any such communications are disclosed to Valentis and Valentis shall have consented, which consent shall not be unreasonably refused, conditioned or delayed.

Valentis agreed that it will preserve its organization and conduct its business in the usual and ordinary course, except as otherwise permitted by the merger agreement, in compliance with all applicable laws and regulations, and to take other agreed-upon actions. Valentis also agreed that, subject to certain limited exceptions, without the consent of Urigen in writing, it would not, during the period prior to the effective time of the merger:

•       enter into any contract or commitment or engage in any transaction not in the usual and ordinary course of business and consistent with its normal business practices, subject to its right to continue the liquidation of its discontinued operations;

•       do any act or omit to do any act, or permit any act or omission to act, which will cause a material breach of any contract, commitment or obligation of Valentis, which could have a material adverse effect on the business, assets or financial condition of Valentis, other than with respect to discontinued operations;

•       declare or pay any dividends on, or make any other distributions in respect of any shares of its capital stock;

•       repurchase, redeem or acquire for value any shares of its capital stock;

•       issue any options, warrants or other rights to acquire shares of its capital stock or any other instruments convertible into securities of Valentis (but excluding any shares of Valentis capital stock issued upon the valid exercise of options or warrants, or the conversion of convertible notes, outstanding on the date of the merger agreement);

•       sell or pledge, or agree to sell or pledge, any share of the capital stock of Valentis Holdings;

•       modify its certificate of incorporation or bylaws other than in connection with the reverse stock split;

•       effect or become a party to any merger or consolidation, or acquire any stock of, or, except in the ordinary course of business, acquire any assets or property of any other business entity;

•       sell, lease, license or otherwise dispose of any capital asset or capital assets with a market value in excess of $20,000 individually or in the aggregate;

•       sell, lease, license or otherwise dispose of any asset other than in the ordinary course of business;

•       borrow money other than under existing notes payable, line of credit or other credit facilities or in the ordinary course of business, in excess of $20,000;

•       incur or pay any material liability other than in the ordinary course of business;

•       guarantee or otherwise incur any material liability with respect to the obligation of any other person in excess of $20,000;

•       enter into any transactions with any of its employees, consultants or affiliates;

•       grant any material increase in compensation or benefits to the employees or officers or directors of Valentis or its subsidiaries, except as required by law;

•       pay any severance or termination pay or any bonus other than pursuant to written policies or written contracts in effect on or before August 24, 2006;

•       enter into or amend any employment contract between Valentis or its subsidiaries and any other person, unless such amendment is require by law, that Valentis does not have the unconditional right to terminate without liability, other than liability for services already rendered, at any time on or after the closing of the merger; or

•       adopt any new benefit plan of or for Valentis or its subsidiaries or make any material change in or to any existing benefit plan of or for Valentis or its subsidiaries other than any such change that is required by law, or accelerate the vesting of any benefits under any benefit plan.

Other Agreements

Each of Valentis and Urigen has agreed to use its commercially reasonable efforts to:

•       take all actions necessary to complete the merger;

•       coordinate with the other in preparing and exchanging information for purposes of the registration statement, compliance with state and federal securities laws and otherwise;

•       obtain all consents, in form and substance reasonably satisfactory to the other party, to the consummation of the transactions contemplated by the merger agreement; and

•       consult and agree with each other about any public statement either will make concerning the merger, subject to certain exceptions.

Valentis and Urigen further agreed that:

•       each party will, subject to limited exceptions, promptly take all steps necessary to duly call, give notice of, convene and hold a meeting of its respective stockholders for the purposes of approving the merger agreement, the merger and the other transactions contemplated by the merger agreement including, in the case of Urigen, the automatic conversion of the Urigen preferred stock concurrently with the merger and, in the case of Valentis, the reverse split, recommend such approvals and use its best efforts to obtain such approvals;

•       each party will promptly notify the other of any development or change in circumstances that does or could reasonably be expected to:

•        call into question the validity of the merger agreement or any action taken or to be taken pursuant to such agreement;

•        adversely affect the ability of the parties to close the transactions contemplated by the merger agreement;

•        have any material adverse effect on such party’s business, financial condition (other than with respect to Valentis’ discontinued operations or, with respect to Urigen, its financial condition); or

•        make any of the representations and warranties in the merger agreement untrue or incorrect;

•       Valentis will use its commercially reasonable efforts to keep current its filings with the SEC as required under Section 13 of the Exchange Act;

•       Urigen will cause to be delivered to Valentis audited consolidated financial statements;

•       for a period of six years after the effective time of the merger, the combined company will indemnify each of the directors, officers, employees and agents of Valentis and Urigen, or their respective affiliates, to the fullest extent permitted under the DGCL; and

•       for a period of six years after the effective time of the merger, Valentis will endeavor to maintain directors’ and officers’ liability insurance coverage for Valentis’ and Urigen’s directors and officers for claims arising from facts that occurred on or prior to the effective time, including claims arising out of the merger and any and all related events.

Termination

The merger agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained, as set forth below:

•       by mutual written consent duly authorized by the board of directors of each of Valentis and Urigen;

•       by Valentis or Urigen if the merger has not been completed by June 30, 2007, but this right to terminate the merger agreement will not be available to any party whose failure to fulfill any material obligation of the merger agreement or other material breach of the merger agreement has been the cause of, or resulted in, the failure of the merger to be completed by such date;

•       by Valentis or Urigen if a court of competent jurisdiction or any governmental entity having authority with respect thereto has issued a final and nonappealable order, decree or ruling or taken any other action that permanently restricts, restrains, enjoins or otherwise prohibits the merger, and the parties shall have used commercially reasonable efforts to resist, resolve or lift, as applicable, such judgment, injunction, order or decree;

•       by Valentis or Urigen if the other party becomes unable to pay its liabilities as they become due or seeks protection under bankruptcy, receivership, trust deed, creditors arrangements, composition or comparable proceeding, or if any such proceeding is instituted against such other party and not dismissed within sixty (60) days;

•       by Valentis or Urigen if the stockholders of the other party have not adopted the merger agreement at their respective stockholders meeting or any adjournment or postponement thereof;

•       by Valentis or Urigen if the other party has breached any of its representations, warranties, covenants or agreements contained in the merger agreement that have not been waived by the other party such that the conditions to the closing of the merger would not be satisfied as of time of such breach or inaccuracy, but if such breach or inaccuracy is curable, then the merger agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy;

•       by Valentis or Urigen if the other party breaches its no solicitation covenants described in the section entitled “The Merger Agreement—No Solicitation” in this joint proxy statement/prospectus; and

•       by Valentis or Urigen if such party intends to substantially concurrently enter into an agreement with respect to a superior proposal in compliance with its no solicitation covenants described in the section entitled “The Merger Agreement—No Solicitation” in this joint proxy statement/prospectus and has paid the termination fee and expenses as described below.

Termination Fee and Expenses

Except as described below, each party to the merger agreement will be responsible for the payment of all fees and expenses incurred by such party in connection with the merger agreement and the transactions contemplated by the merger agreement. Each of Valentis and Urigen has agreed, whether or not the merger is completed, to pay one-half of the filing and printing fees incurred in connection with the registration statement and the proxy statement/prospectus.

Fee payable by Valentis

Valentis must pay Urigen a termination fee of $60,000, as discussed below, if the merger agreement is terminated:

•       by Urigen because Valentis knowingly or willfully breached any of its representations, warrants, covenants or agreements contained in the merger agreement that have not been waived by the Urigen such that the conditions to the closing of the merger would not be satisfied as of time of such breach or inaccuracy or following the expiration of a 30-day cure period if such breach or inaccuracy is curable;

•       by Urigen because Valentis breached its no solicitation covenants described in the section entitled “The Merger Agreement—No Solicitation” in this joint proxy statement/prospectus;

•       by Urigen if Valentis’ stockholders do not approve the merger agreement, the merger and the related transactions; or

•       by Valentis if Valentis terminates the merger agreement in order to pursue a superior proposal in compliance with its no solicitation covenants described in the section entitled “The Merger Agreement—No Solicitation” in this joint proxy statement/prospectus.

Valentis is also required to reimburse Urigen’s reasonable and documented expenses incurred in connection with the negotiation and execution of the merger agreement and the related transactions, up to a maximum of $150,000, if:

•       a termination fee is payable by Valentis as described above; or

•       the merger agreement is terminated by Urigen because of a non-willful breach by Valentis or Valentis Holdings of any of its respective representations, warrants, covenants or agreements contained in the merger agreement that have not been waived by the Urigen such that the conditions to the closing of the merger would not be satisfied as of time of such breach or inaccuracy or following the expiration of a 30-day cure period if such breach or inaccuracy is curable.

Fee payable by Urigen

Urigen must pay Valentis a termination fee of $60,000, as discussed below, if the merger agreement is terminated:

•       by Valentis because Urigen knowingly or willfully breached any of its representations, warrants, covenants or agreements contained in the merger agreement that have not been waived by the Valentis such that the conditions to the closing of the merger would not be satisfied as of time of such breach or inaccuracy or following the expiration of a 30-day cure period if such breach or inaccuracy is curable;

•       by Valentis because Urigen breached its no solicitation covenants described in the section entitled “The Merger Agreement—No Solicitation” in this joint proxy statement/prospectus;

•       by Valentis if Urigen’s stockholders do not approve the merger agreement, the merger and the related transactions; or

•       by Urigen if Urigen terminates the merger agreement in order to pursue a superior proposal in compliance with its no solicitation covenants described in the section entitled “The Merger Agreement—No Solicitation” in this joint proxy statement/prospectus.

Urigen is also required to reimburse Valentis’ and Valentis Holdings’ reasonable and documented expenses incurred in connection with the negotiation and execution of the merger agreement and the related transactions, up to a maximum of $150,000, if:

•       a termination fee is payable by Urigen as described above; or

•       the merger agreement is terminated by Valentis because of a non-willful breach by Urigen of any of its representations, warrants, covenants or agreements contained in the merger agreement that have not been waived by the Valentis such that the conditions to the closing of the merger would not be satisfied as of time of such breach or inaccuracy or following the expiration of a 30-day cure period if such breach or inaccuracy is curable.

Representations and Warranties

The merger agreement contains substantially similar representations and warranties of Valentis, Valentis Holdings and Urigen as to, among other things:

•       corporate organization and existence;

•       corporate power and authority;

•       capitalization and related matters;

•       except with respect to Valentis Holdings, availability, accuracy and compliance with generally accepted accounting principles of financial reports;

•       no conflict, required filings and governmental approvals required to complete the merger, except as contemplated by the merger agreement;

•       no broker, finder, agent or other intermediary retained, except as contemplated by the merger agreement;

•       full disclosure of facts;

•       compliance with laws, contracts, certificate of incorporation and bylaws;

•       accuracy of corporate minute books; and

•       except with respect to Valentis Holdings, possession of voting agreements from each officer and director to vote in favor of the merger agreement and the merger.

In addition, the merger agreement contains further representations and warranties of Valentis as to, among other things:

•       filings with the SEC; and

•       formation and operation of Valentis Holdings.

In addition, the merger agreement contains further representations and warranties of Urigen as to, among other things:

•       absence of subsidiaries and interests in other entities or ventures;

•       absence of certain changes;

•       condition and title to real and personal property;

•       absence of material indebtedness;

•       absence of undisclosed liabilities;

•       tax matters;

•       absence of litigation;

•       environmental, safety and zoning matters;

•       labor matters;

•       validity of, and the absence of defaults under, certain contracts;

•       intellectual property;

•       insurance coverage;

•       potential conflicts of interest with officers and directors;

•       ownership of Valentis common stock;

•       redomestication from Canada to Delaware;

•       transactions with affiliates;

•       stockholder vote required;

•       relationships with suppliers and licensors;

•       employee benefit matters; and

•       product candidates and regulatory compliance.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of Valentis and Urigen to complete the merger.

The merger agreement may be amended, modified or supplemented in writing by the parties at any time.

Waiver, Consent and Amendment

On February 1, 2007, Valentis, Valentis Holdings and Urigen entered into a waiver, consent and amendment to the merger agreement, referred to herein as the amendment, in order to waive, consent to, and modify certain portions of the merger agreement as executed. The following description of the amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the amendment, attached as Annex A hereto.

Under the amendment, Urigen consented to and waived any additional satisfaction it might have under the terms of the merger agreement with respect to Valentis’ entry into and consummation of the licensing of certain patents, patent applications and related intellectual property and intellectual property rights sold or licensed exceeding $20,000 in each such transaction.

Under the amendment, Urigen consented to and waived any additional satisfaction it might have under the terms of the merger agreement with respect to Valentis’ receipt of a delisting notice from Nasdaq on January 8, 2007.

Under the amendment, Valentis consented to and waived any additional satisfaction it might have under terms of the merger agreement with respect to Urigen’s issuance of debt in excess of $20,000 as well as issuance of shares of its Series B preferred stock.

Valentis further acknowledged and agreed that the matters disclosed in the Form 425 filed with the SEC on October 31, 2006 (File No. 0-22987) do not constitute grounds to terminate the merger agreement.

Valentis, Valentis Holdings and Urigen amended the merger agreement to effect the conversion of the Urigen Series B preferred stock directly into shares of Valentis common stock after the consummation of the merger and to extend the termination date of the merger agreement. For the purposes of determining the merger consideration, the shares of Series B preferred stock are deemed to have been converted into five shares of Urigen common stock prior to the effective time of the merger.

Second Amendment

On March 28, 2007, Valentis, Valentis Holdings and Urigen entered into a second amendment to the merger agreement in order to extend the termination date of the merger agreement to May 31, 2007. For a more detailed description of the second amendment, see the full text of the second amendment, attached as Annex A hereto.

Third Amendment

On May 14, 2007, Valentis, Valentis Holdings and Urigen entered into a third amendment to the merger agreement in order to extend the termination date of the merger agreement to June 30, 2007 and remove Urigen’s option to terminate the merger agreement if Valentis has less than $800,000 in cash or net worth at the closing of the proposed merger. For a more detailed description of the third amendment, see the full text of the third amendment, attached as Annex A hereto.

Agreements Related to the Merger Agreement

Valentis Voting Agreements and Irrevocable Proxies

Benjamin F. McGraw, III, Joseph A. Markey, Patrick G. Enright, Reinaldo M. Diaz, George M. Lasezkay, Dennis J. Purcell and John S. Schroeder, the executive officers and directors of Valentis, in their capacities as stockholders of Valentis, have separately entered into voting agreements with Valentis and Urigen in which they have agreed to vote all shares of Valentis common stock that they beneficially owned as of the date of their respective agreements, and that they subsequently acquire, in favor of the merger, including the issuance of Valentis common stock to Urigen stockholders in connection with the merger, against any matter that would result in a breach of the merger agreement by Valentis and against any proposal made in opposition to, or in competition with, the consummation of the merger and the other transactions contemplated by the merger agreement. The executive officers and directors of Valentis also granted Valentis and Urigen an irrevocable proxy to vote their respective shares in accordance with their respective voting agreements.

As of the record date, the executive officers and directors of Valentis beneficially owned, in the aggregate, 4,484,540 shares of the common stock of Valentis, allowing them to exercise approximately 23.25% of the voting power of Valentis common stock.

Urigen Voting Agreements and Irrevocable Proxies

C. Lowell Parsons, Amie E. Franklin, William J. Garner, Michael Flashner, Terry M. Nida, Martin E. Shmagin, Benson Fong and Tracy Taylor, the executive officers and directors of Urigen, in their capacities as stockholders of Urigen, have separately entered into voting agreements with Valentis and Urigen in which they have agreed to vote all shares of Urigen capital stock that they beneficially owned as of the date of their respective agreements, and that they subsequently acquire, in favor of the merger, against any matter that would result in a breach of the merger agreement by Urigen and against any proposal made in opposition to, or in competition with, the consummation of the merger and the other transactions contemplated by the merger agreement. The executive officers and directors of Urigen also granted Valentis and Urigen an irrevocable proxy to vote their respective shares in accordance with their respective voting agreements.

As of the record date, the executive officers and directors of Urigen beneficially owned, in the aggregate, 13,109,671 shares of Urigen capital stock, allowing them to exercise approximately 56.10% of the voting power of Urigen capital stock.

As of the time of this prospectus, Urigen has issued 267,000 shares of its Series B preferred stock. Urigen has also entered into various arranagements and intends to enter into more such arrangements by which it will issue shares of its Series B preferred stock in lieu of compensation to various parties associated with Urigen upon approval of the merger by stockholders of both Valentis and Urigen and prior to the effective time of the merger. The shares of Series B preferred stock will be converted into Valentis common stock pursuant to the conversion ratio described under “Merger Conderation—Exchange Ratio” above.

Urigen anticipates issuing the following range of Series B preferred stock shares to the below associated persons and entities:

•       to executive officers of Urigen a maximum of 189,000 shares if the closing of the merger occurs by April 30, 2007, and a minimum of 119,000 shares if the closing of the merger occurs by March 31, 2007; and

•       to service providers and other vendors to whom Urigen owes compensation a maximum of 16,000 if the closing of the merger occurs by April 30, 2007, and a minimum of 12,000 shares if the closing of the merger occurs by March 31, 2007.

MATTERS TO BE PRESENTED TO THE URIGEN STOCKHOLDERS

URIGEN PROPOSAL NO. 1

APPROVAL OF THE MERGER AND THE RESULTING CHANGE IN CONTROL

At the Urigen special meeting, Urigen stockholders will be asked to approve the merger agreement and the transactions contemplated thereby. Immediately following the merger, Urigen stockholders will own approximately 66 2/3% of the fully-diluted shares of the combined company, with existing Valentis stockholders holding approximately 33 1/3% of the fully-diluted shares of the combined company.

The terms of, reasons for and other aspects of the merger agreement, the merger, the issuance of Valentis common stock to Urigen stockholders pursuant to the merger agreement, and the resulting change in control of Valentis are described in detail in other sections of this joint proxy statement/prospectus.

Vote Required; Recommendation of Board of Directors

The affirmative vote of the holders of a majority of the shares of Urigen common stock and Series A preferred stock and Series B preferred stock on an as-converted basis, voting as a single class, having voting power outstanding on the record date for the Urigen special meeting and voting is required for approval of Urigen Proposal No. 1.

THE URIGEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT URIGEN’S STOCKHOLDERS VOTE “FOR” URIGEN PROPOSAL NO. 1 TO APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

URIGEN PROPOSAL NO. 2

APPROVAL OF THE CONVERSION OF URIGEN SERIES A PREFERRED STOCK INTO URIGEN COMMON STOCK

At the Urigen special meeting, Urigen Series A preferred stockholders will be asked to approve the conversion of Urigen Series A preferred stock into Urigen common stock, at a ratio of one to one, as determined pursuant to the Urigen Certificate of Incorporation. Upon conversion, holders of Series A preferred stock will be entitled to 4,358,938 shares of Urigen common stock for the outstanding shares of Series A preferred stock.

Conversion is a condition to consummation of the merger. Holders of Series A preferred stock, by voting in favor of the conversion, also authorize Urigen to tender the shares of Urigen common stock which would be issuable upon such conversion, on behalf of such holder directly to the exchange agent; however, no Valentis shares will be issued to a holder of former shares of Series A preferred stock until such holder tenders the certificates for such shares to the exchange agent in the same manner as prescribed for common stock certificates.

No fractional shares of Urigen common stock will be issued and in lieu thereof the converting holder will receive a cash payment equal to the fair market value of such conversion shares. The board of directors has ascertained that such fair market value will be ascertained by reference to the exchange ratio in the merger and the fair market value of Valentis common stock as of the date of the merger. Any payment for fractional shares will be made at the same time as the payment for any fractional shares are made in the merger.

If Urigen Proposal No. 1 and Urigen Proposal No. 2 each are approved, the conversion will become effective immediately prior to the filing of the certificate of merger with the Delaware Secretary of State. By voting to authorize the conversion, each holder authorizes and directs Urigen to abandon the conversion in the event the merger agreement is terminated (and not thereafter reinstated), other than in connection with the consummation of the merger.

Vote Required; Recommendation of Board of Directors

The affirmative vote of the holders of not less than two-thirds (66 2/3%) of the shares of Urigen Series A preferred stock, having voting power outstanding on the record date for the Urigen special meeting and voting is required for approval of Urigen Proposal No. 2.

THE URIGEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT URIGEN’S SERIES A PREFERRED STOCKHOLDERS VOTE “FOR” URIGEN PROPOSAL NO. 2 TO APPROVE THE CONVERSION OF THE SERIES A PREFERRED STOCK TO URIGEN COMMON STOCK IN CONNECTION WITH THE MERGER.

URIGEN’S BUSINESS

COMPANY OVERVIEW

Urigen specializes in the design and implementation of innovative products for patients with urological ailments including, specifically, the development of innovative products for amelioration of Chronic Pelvic Pain, or CPP, of bladder origin.

Urology represents a specialty pharmaceutical market of approximately 12,000 physicians in North America. Urologists treat a variety of ailments of the urinary tract including urinary tract infections, bladder cancer, overactive bladder, urgency and incontinence and interstitial cystitis, a subset of CPP. Many of these indications represent significant, underserved therapeutic market opportunities.

Over the next several years a number of key demographic and technological factors should accelerate growth in the market for medical therapies to treat urological disorders, particularly in our product categories. These factors include the following:

•       Aging population.   The incidence of urological disorders increases with age. The over-40 age group in the United States is growing almost twice as fast as the overall population. Accordingly, the number of individuals developing urological disorders is expected to increase significantly as the population ages and as life expectancies continue to rise.

•       Increased consumer awareness.   In recent years, the publicity associated with new technological advances and new drug therapies has increased the number of patients visiting their urologists to seek treatment for urological disorders.

Urigen has been established as a specialty pharmaceutical company to develop and commercialize products for the treatment and diagnosis of urological disorders. Urigen has established an initial group of clinical stage products as more, fully described below, that it believes offer potential solutions to underserved urology markets.

Urigen is a specialty pharmaceutical company dedicated to the development and commercialization of therapeutic products for urological disorders. Urigen’s two lead programs target significant unmet medical needs and major market opportunities in urology. Urigen’s URG101 project targets chronic pelvic pain of bladder origin which affects approximately 10.5 million men and women in North America. URG101 has demonstrated safety and activity in a Phase IIa (open-label) human clinical trial and in a Phase IIb double-blind, placebo-controlled trial. URG101 is a unique, proprietary combination therapy of components approved by global regulatory authorities that is locally delivered to the bladder for rapid relief of pain and urgency. In 2007 URG101 clinical development will encompass a pharmacodynamic study and an End-of Phase II meeting with the FDA to discuss the Phase III program necessary to meet a 2009 target date for filing an NDA. Urigen has also begun to develop additional indications for URG101 focusing on radiation cystitis and dyspareunia (painful intercourse).

Urigen’s clinical-stage projects, URG301 and URG302, target acute urgency in patients diagnosed with an overactive bladder, another major unmet need that is insufficiently managed by presently available overactive bladder drugs. URG301 and URG302 are proprietary dosage forms of approved drugs that are locally delivered to control urinary urgency. A Urigen sponsored Investigational New Drug, or IND, is currently being prepared with subject enrollment scheduled for late 2007. Urigen also plans to initiate two clinical programs targeting the use of URG301 in patients diagnosed with acute urethral discomfort, or AUD, associated with cystoscopy and urethritis.

To expand the pipeline, Urigen has initiated discussions with pharmaceutical companies that have either an approved product or a product in development for the treatment of hypogonadism and male erectile dysfunction. Urigen believes that its URG100 and URG300 programs, when commercialized, will offer significant “marketing coat-tails” that can dramatically grow the sales of underperforming urology products targeting these indications. Although such products do not match the potential revenue streams of URG101 and URG301, the incremental income they could generate for Urigen is potentially significant as such products will enable Urigen to maximize the time, effort and expense of the sales organization that Urigen plans to establish to market URG101 and URG301 to urologists in the U.S.

Urigen plans to market its products to urologists and urogynecologists in the United States via a specialty sales force managed internally. As appropriate, Urigen’s specialty sales force will be augmented by co-promotion and licensing agreements with pharmaceutical companies that have the infrastructure to market Urigen products to general practitioners. In all other countries, Urigen plans to license marketing and distribution rights to its products to pharmaceutical companies with strategic interests in urology and gynecology.

POTENTIAL PRODUCTS, TECHNOLOGIES AND SERVICES

Research and development expense to further the development of Urigen’s potential products and technologies was $1,466,891 for the period from July 18, 2005 (date of inception) to March 31, 2007.

Following is a description of Urigen’s products currently in development, the anticipated market for such products as well as the competitive environment in these markets.

Proprietary Product Candidates:

URG101

Market Opportunity for Treatment of CPP of Bladder Origin

Presently, no approved products exist for treating CPP and/or urgency of bladder origin, and those that have been approved for interstitial cystitis, a subset of CPP, are based on clinical studies which have shown the drugs to be marginally effective. According to its website, the FDA has approved two drugs for the treatment of interstitial cystitis and neither is labeled as providing immediate system relief.  For example, at three months, the oral drug Elmiron achieved a therapeutic benefit in only 38% of patients on active drug versus 20% on placebo. The other drug approved for interstitial cystitis, RIMSO®-50 is an intravesical treatment that was not based on double-blind clinical trial results. According to The Interstitial Cystitis Data Base Study Experience published in the year 2000, RIMSO®-50 is widely recognized as ineffective and not included among the top ten most common physician-prescribed treatments for urinary symptoms.

Consequently, there remains a significant need for new therapeutic interventions such as URG101 that can address the underlying disease process while also providing acute symptom relief. CPP is a chronic disease characterized by moderate to severe pelvic pain, urgency, urinary frequency, dyspareunia (painful intercourse) with symptoms originating from the bladder. Current epidemiology data shows that CPP may be much more prevalent than previously thought.

One theory of CPP’s pathological cause implicates a dysfunction of the bladder epithelium surface called the urothelium. The epithelium is the inner lining of tissue organs. Normally, the urothelium is covered with a mucus layer, the glycosaminoglycan, or GAG, layer, which is thought to protect the bladder from urinary toxins. A deficiency in the GAG layer would allow these toxins to penetrate into the bladder wall activating pain sensing nerves and causing bladder muscle spasms. These spasms trigger responses to urinate resulting in the symptoms of pelvic pain, urgency and frequency, the constellation of symptoms associated with this disease. Once established, CPP can be a chronic disease, which can persist throughout life and can have a devastating impact on quality of life.

Urigen believes that the prevalence of CPP in North America is estimated to be 10.5 million, of which 3.8 million would experience severe enough symptoms to be classified as having interstitial cystitis, a subset of CPP. This estimate was based on studies conducted by Clemens and colleagues at Northwestern

University and by Matt T. Rosenberg and Matthew Hazzard at the Mid-Michigan Health Centers. Each group independently concluded that the number of subjects with interstitial cystitis have been significantly underestimated. They evaluated over 1,000 female primary care patients over the course of a year using a pain, urgency/frequency questionnaire to categorize subjects as symptomatic or not. Urigen calculated its CPP estimate based on a cutoff score of 10 on the pain, urgency/frequency scale, assuming a 50% rate for men relative to women, and for interstitial cystitis a more stringent cutoff score of 15.

Product Development

Urigen has licensed the URG101 technology from the University of California, San Diego. The license agreement is exclusive with regard to patent rights and non-exclusive with regard to the written technical information. Urigen may also grant a sublicense to third parties. Pursuant to the license agreement, which was effective as of January 18, 2006, Urigen was required to pay a license issue fee in the form of 7.5% of Urigen’s authorized common stock, and is required to pay (i) license maintenance fees of $15,000 per year, (ii) milestone payments upon the occurrence of certain events related to FDA approval, (iii) an earned royalty fee equal to 1.5% to 3.0% of net sales, (iv) sublicense fee, if applicable, and (v) beginning in the year of any commercial sales, a minimum annual royalty fee of $35,000. The term of the license agreement ends on the earlier of the expiration date of the longest-lived of the patent rights or the tenth anniversary of the first commercial sale. Either party may terminate the license agreement for cause in the event that the other party commits a material breach and fails to cure such breach. In addition, Urigen may terminate the license agreement at any time and for any reason upon a 90-day written notice. In the event that any licensed product becomes the subject of a third-party claim, Urigen has the right to conduct the defense at its own expense, and may contest or settle claims in its sole discretion; provided, however, that Urigen may not agree to any settlement that would invalidate any valid claim of the patent rights or impose any ongoing obligation on the university. Pursuant to the terms of the license agreement, Urigen must indemnify the university against any and all claims resulting or arising out of the exercise of the license or any sublicense, including product liability. In addition, upon the occurrence of a sale of a licensed product, application for regulatory approval or initiation of human clinical trials, Urigen must obtain and maintain comprehensive and commercial general liability insurance.

The individual components of this combination therapy, lidocaine or heparin, were originally approved as a local anesthetic and an anti-coagulant, respectively. It was demonstrated that a proprietary formulation of these components reduced symptoms of pelvic pain and urgency upon instillation into the bladder.

The rationale for this combination therapy is two-fold. The lidocaine is a local anesthetic that reduces the sensations of pain, urge and muscle spasms. The heparin, a glycosaminoglycan, coats the bladder wall augmenting natural heparinoids, which may be deficient on the surface of the urothelium. Heparin is not being utilized in this application for its anti-coagulent properties. Heparinoids comprise part of the mucus layer of the urothelium and help to limit urinary toxins from penetrating the underlying tissues thereby preventing pain, tissue inflammation and muscle spasms.

Clinical Trial Status

Urigen filed an IND in 2005 to initiate a Phase IIb multi-center, randomized, double-blind, placebo-controlled study to evaluate the safety and efficacy of intravesical alkalinized lidocaine-heparin for the symptoms of pelvic pain and urgency of bladder origin. A Phase I study was not required because the components of URG101 are FDA-approved for other uses. The study enrolled 90 subjects randomized to drug vs. placebo in a 1:1 ratio. The study included a clinically relevant three-week treatment phase to evaluate the safety and efficacy of URG101 for the treatment of pelvic pain and/or urgency of bladder origin. While URG101 did not meet the primary endpoint in the study, Urigen believes the trial provided information necessary to proceed with development of the product. There are other examples of clinical trials not achieving primary endpoints, but the lessons learned in the study can lead to success in Phase III, such as for Acorda Therapeutics, Inc. in their 2004 (missed primary endpoint) and 2006 (Phase III success) press releases. The rationale for continued development of URG101 are several-fold: the largest and most experienced clinical trial site met both the primary (70% drug response versus 17% placebo) and secondary endpoints of the study. Additionally, the study achieved a high level of statistical significance on improvement in urgency with just one dose over placebo and trended toward improvement in pain with just one dose. Urigen believes that these results indicate that, in a controlled clinical trial, subjects receiving study drug experienced meaningful symptom improvement in both urgency and bladder pain over placebo. In the Phase II study patients were enrolled with bladder pain and/or urgency (both were not required) and mild/intermittent subjects were enrolled, which can result in the high placebo effect observed due to “regression to the mean.” Additional drug dosing and drug administration techniques were identified that Urigen plans to incorporate into future clinical trials.

Competitive Landscape

CPP of bladder origin is currently an underserved medical market. There is no acute treatment for pain of bladder origin other than narcotics. Currently, there are two approved therapeutics, RIMSO®-50 and Elmiron®, for the treatment of interstitial cystitis. Both of these approved products require chronic administration before any benefit is achieved. Other non-approved therapies provide marginal, if any benefit.

Development of drugs for CPP/IC has targeted a wide array of potential causes with limited success. Urigen believes that URG101 will be well positioned, as it will address both the acute pain the patient experiences and the dysfunctional aspect of the urothelium of the bladder wall.

Commercialization Plan

Manufacturing of URG101 finished goods kits will be conducted by contract manufacturers approved by regulatory authorities and with a history of having demonstrated an ability to support a global supply chain demand. Negotiations with such manufacturers are in progress to establish requisite manufacturing and supply agreements.

Market Opportunity for Treatment of Radiation Cystitis

Urigen estimates that the incidence of radiation cystitis in the United States is more than 34,000 cases per year. This estimate is based on a comprehensive review of more than 40 peer-reviewed articles on specific pelvic irradiation treatments, such as brachytherapy and external beam radiation therapy, and the frequency of adverse urogenital side effects. The annual incidence was then calculated by the annual incidence of pelvic cancer, which can be found at www.cancer.gov, its estimated radiation rate and adverse urinary symptom rate. Although the symptoms of radiation cystitis are similar to those of interstitial cystitis, the clinical etiology or underlying cause, can be differentiated based on medical history. In fact, clinical studies of products in development for interstitial cystitis typically exclude patients suffering from radiation cystitis. According to a search of the FDA’s website, currently, there are no FDA-approved or licensed treatments of these symptoms that are caused by pelvic irradiation.

Pelvic irradiation, both external beam and brachytherapy, represents one of the cornerstones of cancer therapy for a variety of local cancers including:  prostate, ovarian, cervical, bladder, and colorectal cancers. Radiation cystitis, or pelvic pain and/or urgency of bladder origin secondary to pelvic irradiation, is a well-recognized side effect of pelvic irradiation.

Based on extensive review of literature, Urigen has calculated that radiation cystitis is observed in 6-15% of patients receiving pelvic radiotherapy, and that for prostate cancer this rate is higher and ranges from 25-30%, or about 1 out of 3-4 men treated. The average time from the beginning of radiation therapy to chronic symptoms can be several months to several years. The acute symptoms of radiation cystitis may be so painful as to disrupt the radiation treatment regimen. In most cases, acute symptoms are reversible several weeks after cessation of therapy. However there is a subset of patients that develop chronic radiation cystitis in which these symptoms remain indefinitely, possibly due to irreversible damage an/or improper healing of the bladder wall.

Clinical Trial Status

Three subjects with radiation cystitis were treated by Urigen’s scientific founder in his urology clinic at the University of California, San Diego Medical Center during 2005-2006 on a compassionate basis. This was not part of a clinical trial. The three subjuects all responded with relief of their symptoms after the installation of URG101 into their urinary bladders. Urigen believes that these treatments, coupled with Urigen’s clinical experience with URG101 for CPP, warrant further testing for radiation cystitis. Consequently, Urigen has expanded its IND to include the evaluation of URG101 in a Phase II multi-center, randomized, double-blind, placebo-controlled crossover to open-label study to evaluate the safety and efficacy of URG101 in patients exhibiting symptoms of pelvic pain and /or urgency of bladder origin secondary to pelvic irradiation. This study will be conducted in collaboration with leading academic and oncology centers such as U.C. San Diego and M.D. Anderson Cancer Center. Site initiation and commencement of enrollment is dependent on Urigen’s ability to raise additional funds through grant or equity sources.

Competitive Landscape

According to a search of the FDA’s website, currently, no approved products exist for the treatment of radiation cystitis. Relevant scientific literature reports that therapies commonly used to treat interstitial cystitis have met limited success when used to treat radiation cystitis. Based on clinical experience to date, Urigen anticipates that URG101 could potentially offer first-line treatment to patients suffering from pelvic pain and/or urgency due to pelvic irradiation.

Market Opportunity for Treatment of Dyspareunia

Dyspareunia is sexual dysfunction manifested as painful or difficult sexual intercourse. The disorder is recurrent and associated with a disruption of normal functioning. Dyspareunia is most frequently in females; however, incidence has also been reported among males.

The actual incidence of dyspareunia is difficult to determine, since the majority of cases are unreported by patients. In a survey conducted by Edward O. Laumann, Anthony Paik and Raymond C. Rosen on sexual experience and dyspareunia, 24% of respondents stated that dyspareunia was “frequent” or “constant,” 47% reported that they had less frequent intercourse because of dyspareunia, and 33% reported that their dyspareunia had an adverse effect on their relationship with a sexual partner.

Clinical Trial Status

An unpublished clinical study by Dr. Joel M.H. Teichman and Dr. Blayne Welk demonstrates that administration of URG101 relieves symptoms of dyspareunia in women suffering from the disorder. Dr. Teichman and Dr. Welk, each of Vancouver, Canada, studied twelve consecutive Interstitial Cystitis/Painful Bladder Syndrome patients that were sexually active, diagnosed with dyspareunia and treated with an intravesical therapeutic solution. The patients were treated with intravesical instillations three times per week for three weeks, and re-evaluated three weeks later. Eleven of the twelve patients reported improvements of greater than 50%. Eight patients reported no dyspareunia after instillations. Drs. Teichman and Welk concluded intravesical therapeutic solution provides relief of voiding symptoms, pain, and dyspareunia in IC/PBS patients. Based on these anecdotal results, Urigen is collaborating with a leading academic center to explore the potential of URG101 to effectively treat women diagnosed with dyspareunia.

Urigen plans to initiate a double-blind placebo-controlled study to evaluate the safety and efficacy of intravesical alkalinized lidocaine-heparin for dyspareunia. Following the completion of this study, Urigen will publish the results in a peer reviewed urology journal.

Competitive Landscape

There are no approved medications that treat dyspareunia. Personal lubricants and medications that increase blood flow (e.g. sildenafil - Viagra® or alprostadil - Muse®) or relax muscles have been demonstrated to be helpful in some cases. Urigen believes that URG101 represents a significant potential opportunity for the treatment of female sexual dysfunction due to dyspareunia.

URG301 and URG302

Market Opportunity for Treatment of Overactive Bladder (OAB)

According to an article published by the Mayo Foundation for Medical Education and Research, overactive bladder is a fairly common malady as approximately 17 million individuals in the United States and more than 100 million worldwide are afflicted. Importantly, the condition worsens as people age.

Although not life-threatening, for the individual overactive bladder is inconvenient, potentially embarrassing, and may disrupt sleep; while significantly impacting quality of life. Frequently these individuals are afraid to leave their home, or are unable to participate in a lengthy meeting, dinner, or social event. Unfortunately, many of these people hesitate to seek treatment because they think their symptoms are a normal part of aging. This mindset is incorrect as overactive bladder is not normal, is treatable, and treatment can significantly ease symptoms and improve quality of life.

Patient compliance studies report that more than half of patients taking an oral OAB drug stop taking it within six months of initiation of therapy. Such studies also report that only 10 to 20 percent of people remain on an oral OAB medicine six to 12 months after initiating treatment. About a third to one-half of those who discontinue their drug therapy do so due to side effects, they simply can not tolerate the drug or do not find the minimal benefit they receive to outweigh the negative effects of the drug.

Manufacturers of these overactive bladder therapies have expended significant research energy and money in their efforts to reduce side effects to increase patients’ adherence to treatment. However, most physicians, experts and healthcare providers do not believe that the marginal benefits of these oral agents outweigh the significant side effects endured by patients prescribed such drugs.

Importantly, given these efficacy and side effect limitations, the overactive bladder market has still experienced significant and constant double digit annual growth. According to sales data provided by the four largest U.S. pharmaceutical companies in their annual reports, Urigen estimates that in the five year period 2000 through 2004 sales of OAB drugs in the United States grew from $636 million to more than $1.3 billion, and year over year percentage increases for this five year period were 40%, 25%, 18%, and 13%, respectively.

Product Development

Urigen is developing an IND to initiate an exploratory study to evaluate the safety and efficacy of a intraurethral suppository to treat the symptoms of acute urinary urgency associated with overactive bladder. The study will enroll subjects randomized to drug vs. placebo in a 1:1 ratio. The study will involve a clinically relevant treatment phase to evaluate the safety and efficacy of URG301 and URG302 for the treatment of urgency associated with overactive bladder.

Commercialization Plan

Urigen will commercialize URG301 and URG302 in the United States by conducting a situational analysis of the United States; develop an appropriate product strategy; and then, create and implement a launch plan that incorporates the 75 to 100 member sales organization that Urigen is planning to establish for the launch of URG101.  As appropriate, co-promotional agreements will be established with interested parties to ensure that URG301 and URG302 are adequately promoted to the entire U.S. healthcare community.

In all countries outside the United States, Urigen will either assign licensing rights to or establish Supply and Distribution Agreements with interested parties. Discussions to acquire such rights will be scheduled with interested pharmaceutical companies who have a strategic interest in Incontinence and Overactive Bladder, and have the requisite infrastructure and resources to successfully commercialize URG301 and URG302.

Competitive Landscape

Approved prescription drugs used to treat overactive bladder are only modestly effective and have side effects that can limit their use. None of these—oxybutynin (Ditropan®, Ditropan XL® and Oxytrol®, a skin patch); tolterodine (Detrol®, Detrol LA®); trospium (Sanctura®); solifenacin (Vesicare®); and darifenacin (Enablex®)—is any more effective than the others.

However, they do differ in the side effects they cause and their cost. Side effects include dry mouth, constipation, and mental confusion. In clinical studies, Ditropan XL, Detrol LA, Oxytrol, Sanctura, Vesicare, and Enablex have caused fewer side effects than the short acting dosage forms of oxybutynin (Ditropan) and tolterodine (Detrol).

Oxybutynin has been available since 1976 and tolterodine since 1998. The short-acting form of oxybutynin is available as a less expensive generic drug while the extended-release formulations of both oxybutynin and tolterodine are available, but not as generics. An oxybutynin patch (Oxytrol) was launched in 2003 while solifenacin and darifenacin were introduced in 2004.

Retail prices for these products vary considerably and are tied directly to the number of pills taken per day and whether or not the product is available generically. The least expensive is generic oxybutynin 5mg with an average monthly cost of $20 compared to Ditropan 5mg at $79 and Ditropan XL 5mg costing $122 per month on average. The average monthly cost for Detrol is $138; Detrol LA $119; Sanctura $116; Vesicare $121; and Enablex $116. (Prices from May 2006 Wolters Kluwer Health, Pharmaceutical Audit Suite)

URG301

Market Opportunity for Treatment of Acute Urethral Discomfort (AUD)

Medical procedures involving instrument insertion into the male or female urethra can be a painful experience for many patients. Nevertheless, cystoscopy and catheterization are common medical procedures performed in a variety of medical specialties on an outpatient basis to examine the urinary tract and the bladder for polyps, strictures, abnormal growths and other problems.

Product Development

Urigen is considering developing a urethral suppository that contains lidocaine in a generally recognized as safe, or GRAS, approved carrier base. Upon insertion, the suppository would melt promptly and distribute the drug to the urethral tissue achieving a rapid anesthetic effect.

As all of the components of the suppository are already approved by global regulatory authorities, such as the FDA and the European Medicines Agency, or EMEA, Urigen’s development timelines for URG301 would be streamlined since both active drug and inactive components that have all been previously used in humans. However, this suppository will be considered a new product and will require a full review by the FDA and EMEA. Additionally, the single, acute use nature of these clinical trials portends an efficient and timely development plan as clinical trial costs for long, multi-dose studies are significantly higher than short, single-dose trials like the AUD clinical development program. For both AUD and urethritis URG301 programs, Urigen is evaluating a clinical development route that may only require equivalent lidocaine serum levels to the approved product lidocaine jelly.  If this development program is possible, then clinical trial requirements for these indications will be reduced. Urigen estimates that URG301 could be commercialized in approximately the same timeframe as URG101 at a cost of approximately $12 million.

Commercialization Plan

URG301 will be commercialized using the sales, marketing and distribution infrastructure established for URG101.

Competitive Landscape

The standard of care for Acute Urethral Discomfort ranges from no treatment, instrument lubrication and administration of lidocaine hydrochloride jelly (Xylocaine®) as a local anesthetic. Only lidocaine jelly is approved for surface anesthesia and lubrication of the male and female urethra during cystoscopy, catheterization and other endourethral operations. In males, 20 ml. of 2% lidocaine jelly is administered to the urethra and a penile clamp is then applied to the corona for several minutes to hold the product in the urethra. The shorter female urethra is filled with lidocaine; however, anecdotal clinical data suggests that the product often spills out of the urethra or into the bladder limiting its effect. Each application requires a separate tube of lidocaine jelly that costs approximately $20.

Based on unpublished clinical experience, Urigen believes that URG301 would deliver a more robust and predictable therapeutic effect in comparison to lidocaine jelly. The clinical experience was provided by Kalium, Inc., from which Urigen licensed the product, and involved subjects who were offered the suppository instead of lidocaine jelly prior to catheterization. This work was not performed under a formal clinical trial. URG301 could be commercialized using the sales, marketing and distribution infrastructure established for URG101. Urigen also believes that URG301 can be marketed at a price competitive with lidocaine jelly while still maintaining an attractive contribution margin.

URG301

Market Opportunity for Treatment of Urethritis

A significant percentage of patients with CPP have a substantial urethral component to their disease. The severity of urethral pain and discomfort may compromise the administration of intravesical therapies. To overcome this problem, Urigen intends to evaluate potential development of a urethral suppository to resolve this pain and discomfort.

Preliminary work, by Kalium, Inc., from which Urigen licensed the product, has been conducted to test a variety of GRAS approved carriers and therapeutic agents as well as to optimize melt times for the suppository. Additionally, patients with urethritis were offered the use of a suppository that contained lidocaine and heparin for the treatment of their symptoms of urethral pain and inflammation. An optimized formulation has been tested in an open-label clinical trial. This study was undertaken to determine the proportion of urethral symptoms by 50% or more in patients with urethritis. Results were evaluated 15 minutes after administration of the suppository using the PORIS scale. The result of this pilot

Phase II (open label) study in approximately 30 patients demonstrated a 50% or greater improvement in 83% of patients experiencing pain and 84% of patients experiencing urgency related to urethritis following a single treatment. Importantly, 50% of patients had complete resolution of pain and 63% had complete resolution of urgency. Duration of relief following a single treatment was greater than 12 hours in approximately 30% of subjects. This testing was not performed as a formal clinical trial, but under physician care and information provided to Urigen from Kalium, Inc. Clinical development for urethritis will be similar to AUD as lidocaine jelly is also approved for urethritis.

The licensed patents cover a range of active ingredients that can be formulated in the suppository to create a desired therapeutic effect. Such agent may include antibiotics, antimicrobials, antifungals, analgesics, anesthetics, steroidal anti-inflammatories, non-steroidal anti-inflammatories, mucous production inhibitors, hormones and antispasmodics.

CORPORATE COLLABORATIONS

Urigen has retained Navigant Consulting, Inc. to serve as its marketing group. Initially, pursuant to the terms of the agreement, Navigant has conducted a situational assessment of physicians, healthcare payers and patient advocacy groups to generate a product strategy that addresses key geographical markets, customers, product positioning, lifecycle management and pricing. The project cost of this first phase was $125,000, of which $25,000 has been paid and $100,000 is payable upon the earlier of Urigen’s receipt of mezzanine financing or March 31, 2007. Then, as appropriate, Navigant will create and implement a commercialization plan specific for Urigen in the United States. The estimated project cost of this second phase is approximately $2.6 million. Pursuant to the terms of the agreement, Navigant will bill Urigen monthly for all professional services at established hourly rates, which range from $150 to $350 per hour, plus related out-of-pocket expenses. Payment of invoices is not contingent upon results. Navigant may terminate the agreement if payment of fees is not made within 60 days of the invoice date. There is no definitive termination date of the agreement, but the estimated timing for all of the projects ranges from 30 to 42 months. As appropriate, co-promotional agreements will be established with interested parties to ensure that URG101 is adequately promoted to the entire United States healthcare community.

Urigen also has two license agreements pursuant to which it licenses certain patent rights and technologies. Please see “Urigen’s Business—Potential Products, Technologies and Services” for a discussion of Urigen’s license agreement with the University of California, San Diego. Pursuant to Urigen’s license agreement with Kalium, Inc., made as of May 12, 2006, Urigen and its affiliates have an exclusive license to the patent rights and technologies, and the right to sublicense to third parties. See “—Intellectual Property” for additional information on the patent rights and technologies licensed. As partial consideration for the rights under the license agreement and as a license fee, Urigen was required to issue 720,000 shares of its common stock or warrants to purchase common stock to Kalium. Urigen is required to pay royalties ranging from 2.0% to 4.5% of net sales, and milestone payments upon the occurrence of certain events related to FDA approval, and any applicable sublicense payments in an amount equal to 22.5% of fees received for any sublicense. Pursuant to the terms of the license agreement, Urigen must indemnify Kalium against any and all liabilities or damages arising out of the development or use of the licensed products or technology, the use by third parties of licensed products or technology, or any representations or warranty by Urigen. In the event that any licensed product becomes the subject of a third-party claim, Urigen has the right to conduct the defense at its own expense, and may settle claims in its sole discretion; provided, however, that Kalium must cooperate with Urigen. The term of the license agreement ends on the earlier of the expiration date of the last to expire of any patent or the tenth anniversary of the first commercial sale. The license agreement may be terminated by either party if the other party fails to substantially perform or otherwise materially breaches any material terms or covenants of the agreement, and such failure or breach is not cured within 30 days of notice thereof. In addition,

Kalium may terminate the agreement or convert the license to a non-exclusive rights if Urigen fails to meet certain milestones.

Urigen also has a consulting agreement with Dennis Geising, dated as of December 11, 2006, pursuant to which Geising agreed to perform such services as the director of product development for one full day per calendar week relating to the design, structuring, monitoring and conduct of certain clinical trials. The term of the agreement is one year, with automatic renewal on each anniversary unless either party gives notice of its intention not to renew. For the term of the consulting agreement, Geising is entitled to receive a fee of $4,000 per month and received an initial issuance of 19,200 shares of Urigen’s Series B preferred stock, which shares vest in twelve equal monthly installments from the date of issuance, and are subject to repurchase by Urigen upon the termination of the consulting relationship.

In countries outside of the United States, Urigen anticipates it will either assign licensing rights to or establish supply and distribution agreements with interested parties. Initial discussions to acquire such rights have begun with interested parties who have a strategic interest in urology and CPP and have the requisite infrastructure and resources to successfully commercialize URG101.

Like many companies its size, Urigen does not have the ability to conduct preclinical or clinical studies for our product candidates without the assistance of third parties who conduct the studies on our behalf. These third parties are usually toxicology facilities and clinical research organization, or CROs, that have significant resources and experience in the conduct of pre-clinical and clinical studies. The toxicology facilities conduct the pre-clinical safety studies as well as all associated tasks connected with these studies. The CROs typically perform patient recruitment, project management, data management, statistical analysis, and other reporting functions.

Third parties that Urigen uses, and has used in the past, to conduct clinical trials include Clinimetrics Research Canada, Inc. and Cardinal Health PTS, LLC. Urigen has a Master Clinical Services Agreement with Clinimetrics Research, made as of October 4, 2005, which provides that from time to time Urigen may engage Clinimetrics Research for research and clinical services. All services provided by Clinimetrics Research are pursuant to a work order on a per project basis, which work order sets out the description of the services, the fee and payments schedule for the services, a description of the deliverables to be provided by Clinimetrics Research , the materials to be provided by each party and a timeline for the project. There is no limit to the number of work orders that may be submitted pursuant to the agreement. Unless otherwise provided in the work order, invoices are submitted by Clinimetrics Research to Urigen on a monthly basis, and payments must be made within 30 days of receipt of an invoice. The term of the agreement is three years, unless sooner terminated. A work order or the agreement may be terminated by Urigen at any time upon prior written notice, by either party upon a material breach by the other party, which breach remains uncured for 30 days, by either party in the event of bankruptcy or insolvency of the party, and by Urigen if the parties are unable to agree on a substitute project manager.

Urigen received a quotation for services from Cardinal Health, dated July 22, 2005, pursuant to which Cardinal Health agreed to perform formulation development activities and stability testing for Urigen. Pursuant to the terms of the agreement, the estimated time period for the development activities was two to three months. The quotation contained estimated costs for the services and activities to be performed by Cardinal Health. Only a small portion of the quotation was completed by Cardinal Health for Urigen.

Urigen intends to continue to rely on third parties to conduct clinical trials of its product candidates and to use different toxicology facilities and CROs for all of our pre-clinical and clinical studies.

INTELLECTUAL PROPERTY

Urigen has multiple intellectual property filings around its product. In general, Urigen plans to file for broad patent protection in all markets where it intends to commercialize its products. Typically, Urigen will file its patents first in the United States or Canada and expand the applications internationally under the Patent Cooperation Treaty, or PCT.

Currently, Urigen owns or has licensed one (1) issued patent and four (4) patent applications. Based on these filings, Urigen anticipates that its lead product URG101, may be protected until at least 2025 and its urethral suppository platform will be protected until at least 2018 and potentially beyond 2025.

Summary of Urigen Patents and Patent Applications:

•       Urigen has licensed U.S. Patent Application 60/540186 entitled “Novel Interstitial Therapy for Immediate Symptom Relief and Chronic Therapy in Interstitial Cystitis” from the University of California, San Diego. The application claim treatment formulations and methods for reducing the symptoms of urinary frequency, urgency and/or pelvic pain, including interstitial cystitis. Urigen has received a favorable international search report from the United States Patent and Trademark Office and is optimistic that patents covering the claims for its products will be issued in due course.

•       Urigen has filed PCT Application PCT/US2006/019745 entitled “Kits and Improved Compositions for Treating Lower Urinary Tract Disorders: Formulations for Treating Lower Urinary Tract Symptoms: which is directed to superior buffered formulations and kits for treating lower urinary tract symptoms and disorders.

•       Urigen has licensed U.S. Patent Application Serial No. 11/475809, entitled “Transluminal Drug Delivery Methods and Devices” from Kalium, Inc. The application is directed to a urethral suppository that includes a carrier base, an anesthetic, a buffering agent, and, optionally a polysaccharide.

•       Urigen has licensed U.S. Patent No. 6,464,670 entitled “Method of Delivering Therapeutic Agents to the Urethra and an Urethral Suppository” from Kalium, Inc. The patent describes a meltable suppository having a “baseball bat” shape for the administration of therapeutic agents to the urethra. This shape is suited for the female urethra.

•       Urigen has licensed U.S. Patent Application Serial No. 09/943,380 entitled “Reinforced Urethral Suppository” from Kalium, Inc. This application covers the mechanical structure of a reinforced suppository that can be used to deliver a range of therapeutic agents to the urethra.

Urigen’s failure to obtain patent protection or otherwise protect our proprietary technology or proposed products may have a material adverse effect on its competitive position and business prospects. The patent application process takes several years and entails considerable expense. There is no assurance that additional patents will issue from these applications or, if patents do issue, that the claims allowed will be sufficient to protect our technology.

The patent positions of pharmaceutical and biotechnology firms are often uncertain and involve complex legal and factual questions. Furthermore, the breadth of claims allowed in biotechnology patents is unpredictable. Urigen cannot be certain that others have not filed patent applications for technology covered by our pending applications or that Urigen was the first to invent the technology that is the subject of such patent applications. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to compounds, products or processes that block or compete with those of Urigen. Urigen is aware of patent applications filed and patents issued to third parties relating to urological drugs, urological delivery technologies and urological therapeutics, and there can be no assurance that any patent applications or patents will not have a material adverse effect on potential products Urigen or its corporate partners are developing or may seek to develop in the future.

Patent litigation is widespread in the biotechnology industry. Litigation may be necessary to defend against or assert claims of infringement, to enforce patents issued to Urigen, to protect trade secrets or know-how owned or licensed by Urigen, or to determine the scope and validity of the proprietary rights of third parties. Although no third party has asserted that Urigen is infringing such third party’s patent rights or other intellectual property, there can be no assurance that litigation asserting such claims will not be initiated, that Urigen would prevail in any such litigation or that Urigen would be able to obtain any necessary licenses on reasonable terms, if at all. Any such claims against Urigen, with or without merit, as well as claims initiated by Urigen against third parties, can be time-consuming and expensive to defend or prosecute and to resolve. If other companies prepare and file patent applications in the United States that claim technology also claimed by Urigen, it may have to participate in interference proceedings to determine priority of invention which could result in substantial cost to Urigen even if the outcome is favorable to us. There can be no assurance that third parties will not independently develop equivalent proprietary information or techniques, will not gain access to Urigen’s trade secrets or disclose such technology to the public or that Urigen can maintain and protect unpatented proprietary technology. Urigen typically requires its employees, consultants, collaborators, advisors and corporate partners to execute confidentiality agreements upon commencement of employment or other relationships with Urigen. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for Urigen technology in the event of unauthorized use or disclosure of such information, that the parties to such agreements will not breach such agreements or that Urigen’s trade secrets will not otherwise become known or be discovered independently by its competitors.

GOVERNMENT REGULATION

The production and marketing of any of Urigen’s potential products will be subject to extensive regulation for safety, efficacy and quality by numerous governmental authorities in the United States and other countries. In the United States, pharmaceutical products are subject to rigorous regulation by the United States Food and Drug Administration, or FDA. Urigen believes that the FDA and comparable foreign regulatory bodies will regulate the commercial uses of our potential products as drugs. Drugs are regulated under certain provisions of the Public Health Service Act and the Federal Food, Drug, and Cosmetic Act. These laws and the related regulations govern, among other things, the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, and the promotion, marketing and distribution of drug products. At the FDA, the Center for Drug Evaluation and Research is responsible for the regulation of drug products.

The necessary steps to take before a new drug may be marketed in the United States include the following: (i) laboratory tests and animal studies; (ii) the submission to the FDA of an IND application for clinical testing, which must become effective before clinical trials commence; (iii) under certain circumstances, approval by a special advisory committee convened to review clinical trial protocols involving drug therapeutics; (iv) adequate and well-controlled clinical trials to establish the safety and efficacy of the product; (v) the submission to the FDA of a new drug application or NDA; and (vi) FDA approval of the new drug application prior to any commercial sale or shipment of the drug.

Facilities used for the manufacture of drugs are subject to periodic inspection by the FDA and other authorities, where applicable, and must comply with the FDA’s Good Manufacturing Practice, or GMP, regulations. Manufacturers of drugs also must comply with the FDA’s general drug product standards and may also be subject to state regulation. Failure to comply with GMP or other applicable regulatory requirements may result in withdrawal of marketing approval, criminal prosecution, civil penalties, recall or seizure of products, warning letters, total or partial suspension of production, suspension of clinical trials, FDA refusal to review pending marketing approval applications or supplements to approved applications, or injunctions, as well as other legal or regulatory action against Urigen or its corporate partners.

Clinical trials are conducted in three sequential phases, but the phases may overlap. In Phase I (the initial introduction of the product into human subjects or patients), the drug is tested to assess safety, metabolism, pharmacokinetics and pharmacological actions associated with increasing doses. Phase II usually involves studies in a limited patient population to (i) determine the efficacy of the potential product for specific, targeted indications, (ii) determine dosage tolerance and optimal dosage, and (iii) further identify possible adverse effects and safety risks. If a compound is found to be effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further evaluate clinical efficacy and test for safety within a broader patient population at geographically dispersed clinical sites. There can be no assurance that Phase I, Phase II or Phase III testing will be completed successfully within any specific time period, if at all, with respect to any of Urigen’s or its corporate partners’ potential products subject to such testing. In addition, after marketing approval is granted, the FDA may require post-marketing clinical studies that typically entail extensive patient monitoring and may result in restricted marketing of the product for an extended period of time.

The results of product development, preclinical animal studies, and human studies are submitted to the FDA as part of the NDA. The NDA must also contain extensive manufacturing information, and each manufacturing facility must be inspected and approved by the FDA before the NDA will be approved. Similar regulatory approval requirements exist for the marketing of drug products outside the United States (e.g., Europe and Japan). The testing and approval process is likely to require substantial time, effort and financial and human resources, and there can be no assurance that any approval will be granted on a timely basis, if at all, or that any potential product developed by Urigen and/or its corporate partners will prove safe and effective in clinical trials or will meet all the applicable regulatory requirements necessary to receive marketing approval from the FDA or the comparable regulatory body of other countries. Data obtained from preclinical studies and clinical trials are subject to interpretations that could delay, limit or prevent regulatory approval. The FDA may deny the NDA if applicable regulatory criteria are not satisfied, require additional testing or information, or require post-marketing testing and surveillance to monitor the safety or efficacy of a product. Moreover, if regulatory approval of a biological product candidate is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Finally, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. Among the conditions for NDA approval is the requirement that the prospective manufacturer’s quality control and manufacturing procedures conform to the appropriate GMP regulations, which must be followed at all times. In complying with standards set forth in these regulations, manufacturers must continue to expend time, financial resources and effort in the area of production and quality control to ensure full compliance.

For clinical investigation and marketing outside the United States, Urigen and its corporate partners may be subject to FDA as well as regulatory requirements of other countries. The FDA regulates the export of drug products, whether for clinical investigation or commercial sale. In Europe, the approval process for the commencement of clinical trials varies from country to country. The regulatory approval process in other countries includes requirements similar to those associated with FDA approval set forth above. Approval by the FDA does not ensure approval by the regulatory authorities of other countries.

Urigen is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials, chemicals and radioactive materials and waste products. Although Urigen believes that its safety procedures for handling and disposing of such materials comply and will continue to comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated completely. In the event of such an accident, Urigen could be held liable for any damages that result, and any such liability could exceed our resources. Although Urigen believes that it is in compliance in all material respects with applicable environmental laws and regulations, there can be no assurance that Urigen will not be required to incur significant costs to comply with environmental laws and regulations in the future or that any of the operations, business or assets of Urigen will not be materially adversely affected by current or future environmental laws or regulations.

GENERAL COMPETITION WITHIN THE UROLOGICAL THERAPEUTIC INDUSTRY

Such competitors may develop safer, more effective or less costly urological therapeutics. Moreover, Urigen faces competition from such companies, as well as the competitors described above, in establishing corporate collaborations with pharmaceutical and biotechnology companies, relationships with academic and research institutions and in negotiating licenses to proprietary technology, including intellectual property.

Many competitors and potential competitors have substantially greater product development capabilities and financial, scientific, manufacturing, managerial and human resources than Urigen. There is no assurance that research and development by such competitors will not render Urigen’s potential products and technologies, or the potential products and technologies developed by its corporate partners, obsolete or non-competitive, or that any potential product and technologies Urigen or its corporate partners develop would be preferred to any existing or newly developed products and technologies. In addition, there is no assurance that competitors will not develop safer, more effective or less costly CPP therapies, achieve superior patent protection or obtain regulatory approval or product commercialization earlier than Urigen or its corporate partners, any of which could have a material adverse effect on the business, financial condition or results of operations of Urigen.

PRODUCT LIABILITY INSURANCE

The manufacture and sale of human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. Urigen currently has only limited product liability insurance, and there can be no assurance that Urigen will be able to maintain existing or obtain additional product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could inhibit Urigen’s business. A product liability claim brought against Urigen in excess of its insurance coverage, if any, could have a material adverse effect upon its business, financial condition and results of operations.

EMPLOYEES

As of December 31, 2006, Urigen employed four individuals full-time, including two who hold doctoral degrees. Current employees are engaged in finance and administrative activities, including assessing strategic opportunities that may be available to Urigen.

PROPERTIES

Urigen leased approximately 130 square feet in Vancouver, British Columbia, Canada, which was 100% occupied as of September 30, 2006. The lease expired on October 31, 2006.

Urigen pays a fee of $1,500 per month, which is based on estimated fair market value, to EGB Advisors, LLC for rent, telephone and other office services at our headquarters in Burlingame, California. EGB Advisors, LLC is owned solely by William J. Garner, president and chief executive officer of Urigen.

MANAGEMENT AND BOARD OF DIRECTORS

Management

William J. Garner, M.D., 40, has served as President and Chief Executive Officer of Urigen since December 2005. Dr. Garner is an experienced entrepreneur. Prior to founding Urigen, Dr. Garner had been the founder and managing director of EGB Advisors, LLC, a pharmaceutical commercialization boutique. Through this entity, Dr. Garner worked on a number of biopharmaceutical business transactions and has raised financing for another company that he founded called Inverseon, Inc., developing a novel therapy for asthma. Before this, Dr. Garner worked in medical affairs at Hoffmann LaRoche in oncology. Prior to Roche, Dr. Garner was in the venture capital department at Paramount Capital Investments in New York City. Dr. Garner has a Master of Public Health from Harvard and received his M.D. degree from New York Medical College. Dr. Garner did his residency training in Anatomic Pathology at Columbia-Presbyterian and is currently a licensed physician in the State of New York.

Terry M. Nida, 58, has served as Urigen’s Chief Operating Officer since October 2006. Prior to that, Mr. Nida served as vice president for sales, marketing and corporate development. Prior to joining Urigen, Mr. Nida served as vice president, worldwide sales, marketing and corporate development for VIVUS, Inc. From November 1995 to August 1998, Mr. Nida was vice president, Europe, and effective March 28, 1996 was appointed as an executive officer. Prior to joining VIVUS, Mr. Nida was vice president, sales, marketing and business development at Carrington Laboratories, with responsibility for all sales, marketing and business development activities. Mr. Nida was senior director, worldwide sales, marketing and business development for Centocor, Inc. from 1993 to 1994, and director of sales and marketing in Europe for Centocor, Inc. from 1990 to 1993. He holds a B.S. degree in english and an M.A. degree in administration of justice from Wichita State University.

Martin E. Shmagin, 57, has served as Urigen’s Chief Financial Officer since December 2005. For over ten years Mr. Shmagin served as president of Innovative Financial Solutions Ltd., an accounting and financial consulting firm that serves as chief financial officer and controller for start-up through mid-size businesses. From 1978 to 1986, Mr. Shmagin was vice president, Finance/chief financial officer of Fisher & Brother, Inc. From 1986 to 1989, he was comptroller of Strober Bros., Inc. and supported the company’s successful initial public offering. He then opened his own consulting firm where he assisted Stenograph Corporation with its acquisition of Baron Data Corporation and Hanover Direct with its acquisition of Gumps. He also supported a $24 million global systems conversion of American President Companies, Ltd., a $2.6 billion transportation company, where he coordinated the data conversion of eighty-three subsidiaries in multiple currencies. Mr. Shmagin holds a B.S. degree in accounting from New York University.

Amie E. Franklin, Ph.D., 41, has served as Urigen’s Manager, Clinical, Regulatory and Intellectual Property since December 2005. Dr. Franklin is working to implement Urigen’s drug development program for URG101. Dr. Franklin has been a member of EGB Advisors LLC since its founding by Dr. Garner and has contributed to the establishment of its first portfolio company Inverseon, Inc. Prior to entering the biopharmaceutical industry, Dr. Franklin was a postdoctoral researcher at the University of California campuses in Berkeley and San Francisco. Dr. Franklin earned her Ph.D. in biological sciences from Stanford University and holds a B.S. degree in molecular plant biology from the University of California, Berkeley.

Board of Directors

Tracy Taylor, 53, a director of Urigen and chairman of the board of directors, serves as president and chief executive officer of Kansas Technology Enterprise Corporation, or KTEC, a private-public partnership dedicated to stimulating technology-based economic development in the State of Kansas. Mr. Taylor’s extensive corporate and entrepreneurial experience has been integral to the success of KTEC.

After his initial position in corporate finance at Ford Motor Company, Mr. Taylor jointed United Telecom in 1982 to work on the company’s mergers and acquisitions. Less than two years later, Mr. Taylor was selected to a 12-person team that developed a business plan for what eventually became the Sprint Corporation. As Sprint grew into a Fortune 100 company, Mr. Taylor played a leadership role in the management side, serving as the treasurer of US Sprint. Mr. Taylor led the regional site selection for Sprint’s World Headquarters in Overland Park, Kansas, which covers over 300 acres and holds more than 16,000 employees. Mr. Taylor graduated from Bethany College and received his M.B.A. degree from the University of Kansas. Mr. Taylor’s experience in business, entrepreneurial endeavors and technology-oriented business growth place him in a position to contribute to a wide variety of boards and organizations. While Mr. Taylor has served on several boards across the state and country, his most recent contributions have been on the Enterprise Center of Johnson County, a working incubator focused on the commercialization of technology; Mid-America Manufacturing Technology Center (MAMTC); KansasBio; and Catalyst Lighting, a publicly-traded company. Mr. Taylor has served on Urigen’s board of directors since December 2005.

Benson Fong, 53, a director of Urigen, was formerly senior vice president, corporate development of CoTherix and joined CoTherix in 2001 as chief financial officer. Prior to joining CoTherix, he was a principal at The Ravix Group, Inc., a financial consulting firm. From 1998 to 2000, Mr. Fong was a first vice president at Imperial Bank’s emerging growth division, where he structured debt financing for life science and high tech clients. From 1992 to 1997, he was chief financial officer of Cibus Pharmaceuticals, Inc., a drug delivery company. Mr. Fong earned a B.S. degree in biology from the University of Oregon. Mr. Fong has served on Urigen’s board of directors since May 2006.

C. Lowell Parsons, M.D., 62, a director of Urigen, is a leader in medical research into the causes and treatment of interstitial cystitis, which is a painful bladder syndrome with typical cystoscopic and/or histological features in the absence of infection or other pathology, and has published over 200 scientific articles and book chapters in this area describing his work. Dr. Parsons received his M.D. degree from the Yale University School of Medicine in New Haven, CT, in 1970. After completing his medical internship at Yale in 1971, Dr. Parsons spent two years as a staff associate in the Laboratory of Microbiology at the National Institutes of Health in Bethesda, Maryland. He then completed his urology residency training at the Hospital of the University of Pennsylvania in Philadelphia, Pennsylvania, in 1977. Dr. Parsons joined the Division of Urology faculty at the University of California, San Diego, or UCSD, in 1977 as assistant professor. He served as Chief of Urology at the UCSD-affiliated Veterans Affairs Medical Center in La Jolla from 1977 to 1985. Since 1988, he has been Professor of Surgery/Urology.

EXECUTIVE COMPENSATION

The following table provides certain summary information concerning compensation paid or accrued by Urigen to or on behalf of Urigen’s Chief Executive Officer and each other executive officer of Urigen for the fiscal years ended June 30, 2006 and June 30, 2005.

SUMMARY COMPENSATION TABLE

					Long Term Compensation
		Annual Compensation			Awards
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)		Securities Underlying Options/ SARs (#)
William J. Garner, M.D.	2006	44,767	—	—	—		—
President and Chief	2005	0	—	—	—		—
Executive Officer					—		—
Martin E. Shmagin	2006	37,984	—	—	—		—
Chief Financial Officer	2005	0	—	—	—		—
					—		—
Terry M. Nida	2006	0	—	—	121,800	(1)	—
Chief Operating Officer	2005	0	—	—	—		—
					—		—

(1)          Represents 840,000 shares of restricted stock granted on May 1, 2006 at $0.145 per share.

Terry Nida Employment Agreement

Under an executive employment agreement, Terry Nida serves as Urigen’s Vice President, Sales, Marketing and Corporate Development. Under the terms of the agreement, Mr. Nida is entitled to receive an annual salary of CDN$188,800 and 720,000 shares of Urigen common stock from the Urigen 2005 Incentive Stock Purchase Plan Trust, referred to herein as trust shares. Urigen has no obligation to pay the annual salary or issue the shares of common stock until it has completed offerings of its equity securities in which it raises aggregate gross proceeds of at least CDN$5 million.

In the agreement, Mr. Nida acknowledged the receipt of 120,000 trust shares. The agreement provides that if Urigen has not completed equity offerings in which it has raised aggregate proceeds of at least CDN$5 million by August 1, 2006, Urigen is obligated to issue 50,000 trust shares to Mr. Nida on the last day of each month following August 1, 2006 until such amount has been raised. All trust shares issued to Mr. Nida are subject to repurchase by Urigen.

In addition, the agreement provides that, as of May 1, 2006, Urigen granted Mr. Nida the option to purchase up to 200,000 shares of Urigen’s Series A preferred stock at an exercise price of CDN$0.50 per share. The options vested immediately and could be exercised at any time within two months of May 1, 2006.

The agreement is effective as of May 1, 2006 and Mr. Nida’s employment continues until terminated as provided in the agreement. The agreement may be terminated as follows: (i) by Mr. Nida at any time, with three months written notice; (ii) by Urigen, without cause; (iii) by Urigen, with cause; (iv) in certain circumstances following a change of control of Urigen. If Urigen terminates the agreement without cause, Urigen must pay Mr. Nida six, 12 or 24 months of base salary, depending on his years of employment with Urigen.

The agreement provides that in the event of a potential change of control, subject to Mr. Nida’s right to terminate his employment for good cause, Mr. Nida will continue his employment with Urigen until 12 months after a change of control. If Mr. Nida terminates his employment for good cause within 12 months after a change of control, Mr. Nida is entitled to the following: (i) 12 months of base salary, plus amounts owed for arrears of salary and vacation pay; (ii) maintain his benefits; (iii) all incentive stock option grants under any stock option agreement (all options that have not vested, will vest immediately); and (iv) all trust shares granted by Urigen.

Urigen intends to modify the terms of the agreement by entering into a new employment agreement with Mr. Nida that will be retroactive to October 1, 2006.

Stock Option Plans

No stock options were granted to the executive officers during the fiscal year ended June 30, 2006. No stock options were exercised during the fiscal year ended June 30, 2006.

Compensation of Directors

Urigen’s directors receive no compensation for their service on Urigen’s board of directors.

URIGEN’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion of Urigen’s financial condition and results of operations contains certain statements that are not strictly historical and are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in Urigen’s operations, development efforts and business environment, the other risks and uncertainties described in the section entitled “Risk Factors” in this joint proxy statement/prospectus and the other risks and uncertainties described elsewhere in this joint proxy statement/prospectus. All forward-looking statements included in this joint proxy statement/prospectus are based on information available to Urigen as of the date hereof, and Urigen assumes no obligation to update any such forward-looking statement.

Recent Events

As discussed previously, Urigen has entered into a definitive merger agreement with Valentis, whereby Urigen will merge with a wholly-owned subsidiary of Valentis and will be the surviving corporation and a subsidiary of Valentis post-merger.

Company Overview

Urigen is a specialty pharmaceutical company dedicated to the development and commercialization of therapeutic products for urological disorders. Urigen has two programs in development that are either in or positioned to enter Phase II clinical trials. The pipeline includes URG101 targeting the treatment of chronic pelvic pain, or CPP; symptoms of CPP secondary to pelvic irradiation; and dyspareunia; URG301, targeting acute urgency in patients diagnosed with overactive bladder, acute urethral discomfort and urethritis; and URG302, targeting acute urgency in patients diagnosed with overactive bladder. Urigen was incorporated in British Columbia on July 18, 2005. On October 4, 2006, Urigen redomesticated from British Columbia to the State of Delaware and changed its name from Urigen Holdings, Inc. to Urigen N.A., Inc.

Urigen is in the development stage and its programs are in the clinical trial phase, and therefore it has not generated revenues from product sales to date. Even if development and marketing efforts are successful, substantial time may pass before significant revenues will be realized, and during this period Urigen will require additional funds, the availability of which cannot be assured.

Consequently, Urigen is subject to the risks associated with development stage companies, including the need for additional financings; the uncertainty of research and development efforts resulting in successful commercial products, as well as the marketing and customer acceptance of such products; competition from larger organizations; reliance on the proprietary technology of others; dependence on key personnel; uncertain patent protection; and dependence on corporate partners and collaborators. To achieve successful operations, Urigen will require additional capital to continue research and development and marketing efforts. No assurance can be given as to the timing or ultimate success of obtaining future funding.

In January 2006, Urigen entered into an asset-based transaction agreement with a related party, Urigen, Inc. Simultaneously, Urigen entered into a license agreement with the University of California, San Diego, or UCSD, for certain patent rights.

The agreement with UCSD was for a license previously licensed to Urigen, Inc. In exchange for this license, Urigen issued 818,646 common shares and is required to make annual maintenance payments of $15,000 and milestone payments of up to $625,000, which are based on certain events related to FDA approval. As of June 30, 2006, $25,000 of milestone payments have been incurred. Urigen is also required to make royalty payments of 1.5-3.0 % of net sales of licensed products, with a minimum annual royalty of $35,000. The term of the agreement ends on the earlier of the expiration of the longest-lived of the patents rights or the tenth anniversary of the first commercial sale. Either party may terminate the license agreement for cause in the event that the other party commits a material breach and fails to cure such breach. In addition, Urigen may terminate the license agreement at any time and for any reason upon a 90-day written notice.

In May 2006, Urigen entered into a license agreement with Kalium, Inc., for patent rights and technology relating to suppositories for use in the genitourinary or gastrointestinal system and for the development and utilization of this technology to commercialize products. Under the terms of the agreement, Urigen issued common stock in the amount of 360,000 shares (with an estimated fair value of $90,000) and shall pay Kalium royalties based on percentages of 2.0-4.5% of net sales of licensed products during the defined term of the agreement. Urigen also is required to make milestone payments (based on achievement of certain events related to FDA approval) of up to $457,500. Milestone payments may be made in cash or common stock, at Urigen’s discretion. Kalium shall have the right to terminate rights under this license agreement or convert the license to non-exclusive rights if Urigen fails to meet certain milestones over the next three years.

Significant Accounting Policies

Intangible Assets

Intangible assets include the intellectual property and other patented rights acquired. Consideration paid in connection with acquisitions is required to be allocated to the acquired assets, including identifiable intangible assets, and liabilities acquired. Acquired assets and liabilities are recorded based on Urigen’s estimate of fair value, which requires significant judgment with respect to future cash flows and discount rates. For intangible assets other than goodwill, Urigen is required to estimate the useful life of the asset and recognize its cost as an expense over the useful life. Urigen uses the straight-line method to expense long-lived assets (including identifiable intangibles). The intangible assets were recorded based on their estimated fair value and are being amortized using the straight-line method over the estimated useful life of 20 years, which is the life of the intellectual property patents.

Impairment of Long-Lived Assets

Urigen evaluates its business for potential indicators of impairment of intangible assets. Urigen’s judgments regarding the existence of impairment indicators are based on market conditions, operational performance of the business and considerations of any events that are likely to cause impairment. Future events could cause Urigen to conclude that impairment indicators exist and that intangible assets are impaired. Urigen currently operates in one reportable segment, which is also the only reporting unit for the purposes of impairment analysis.

Urigen evaluates its long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when event or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s fair value or discounted estimates of future cash flows. Urigen has not identified any such impairment losses to date.

Income Taxes

Income taxes are recorded under the balance sheet method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Stock-Based Compensation

Urigen accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS 123R, which requires the measurement of all share-based payments to employees, including grants of stock options, using a fair-value-based method and the recording of such expense in the statement of operations for all share-based payment awards made to employees and directors including employee stock options based on estimated fair values. In addition, as required by Emerging Issues Task Force Consensus No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services, Urigen records stock and options granted at fair value of the consideration received or the fair value of the equity investments issued as they vest over a performance period.

Financial Statements for Period from July 18, 2005 (date of inception) to June 30, 2006 and March 31, 2007

Urigen is in the development stage and has raised capital at various times since its inception through the issuance of its equity securities (see Note 6 to the accompanying June 30, 2006 financial statements). Urigen has also issued common stock from time to time in payment of certain expenses (see Note 5 to the accompanying June 30, 2006 financial statements). As of June 30, 2006, Urigen had approximately $567,500 in cash and net intangible assets of approximately $274,000, consisting principally of intellectual property rights (see Note 3 to the accompanying June 30, 2006 financial statements).

Urigen has generated no income from operations and incurred total operating expenses for the period from July 18, 2005 (date of inception) to June 30, 2006 of $1,453,550, including research and development expenses of $784,254, general and administrative expenses of $657,884 and sales and marketing expenses of $11,412.

Subsequent to June 30, 2006, Urigen has received additional capital through the issuance of additional equity securities and debt (see Note 9 to the accompanying June 30, 2006 financial statements).

From July 18, 2005 (date of inception) through March 31, 2007, Urigen has spent a total of $1,446,891 primarily to in-license and develop our late-stage clinical product URG101 targeting CPP ($784,254 for the fiscal year ended June 30, 2006 and $662,637 for the nine months ended March 31, 2007), and $20,000 primarily to in-license and develop URG301 targeting overactive bladder ($0 for the fiscal year ended June 30, 2006 and $20,000 for the nine months ended March 31, 2007). At a minimum, an additional $20 million is anticipated to be required to successfully complete the drug development programs for these two drug candidates, with $8.0 million for URG101 and $12.0 million for URG301.

The process of developing new therapeutic products is inherently complex, time-consuming, expensive and uncertain. Urigen must make long-term investments and commit significant resources before knowing whether its development programs will result in products that will receive regulatory approval and achieve market acceptance. Product candidates that may appear to be promising at all stages of development may not reach the market for a number of reasons. Product candidates may be found ineffective or may cause harmful side effects during clinical trials, may take longer to progress through clinical trials than had been anticipated, may not be able to achieve the pre-defined clinical endpoint due to statistical anomalies even though clinical benefit may have been achieved, may fail to receive necessary regulatory approvals, may prove impracticable to manufacture in commercial quantities at reasonable cost and with acceptable quality, or may fail to achieve market acceptance. For these reasons, Urigen is unable to predict the period in which material net cash inflows from URG101 and/or URG301 will commence. See “Risk Factors—Delays in the commencement or completion of clinical testing of Urigen’s product candidates could result in increased costs to Urigen and delay its ability to generate significant revenues” for additional information on the risks associated with developing Urigen’s products.

From inception, Urigen’s development efforts have been focused on URG101, a product targeting chronic pelvic pain of bladder origin. In 2007, Urigen initiated URG301, a product development program targeting overactive bladder that will require the conduct of both pre-clinical and clinical studies. Pending uneventful, successful execution of the studies that the FDA may mandate for URG101 and URG301, an NDA submission for URG101 is anticipated in late 2009 or 2010, and for URG301, an NDA submission is anticipated no earlier than 2010. However, there can be no assurance that Urigen will be successful with the limited experience and resources Urigen has available at the present time relating to the development and commercialization of both URG101 and URG301.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board, or FASB, issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”, or FIN 48, which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Urigen is currently evaluating the impact of FIN 48 on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurement, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Urigen is currently assessing the potential impact that the adoption of SFAS No. 157 will have on its financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Liabilities,” or SFAS 159. SFAS 159 provides entities with the option to report selected financial assets and liabilities at fair value. Business entities adopting SFAS 159 will report unrealized gains and losses in earnings at each subsequent reporting date on items for which fair value option has been elected. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 requires additional information that will help investors and other financial statement users to understand the effect of an entity’s choice to use fair value on its earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. Urigen is currently assessing the impact that the adoption of SFAS 159 may have on its financial position, results of operations or cash flows.

Liquidity and Capital Resources

Since its inception, Urigen has financed its operations principally through private issuances of common and preferred stock and funding from collaborative arrangements. Urigen expects to finance future cash needs primarily through proceeds from equity or debt financings, loans, and/or collaborative agreements with corporate partners. Urigen has used the net proceeds from the sale of common and preferred stock for general corporate purposes, which has included funding research and development, working capital, reducing indebtedness, pursuing and completing acquisitions or investments in businesses, products or technologies, and capital expenditures.

Urigen is in the development stage and its programs are in the clinical trial phase, and therefore it has not generated revenues from product sales to date. Even if development and marketing efforts are successful, substantial time may pass before significant revenues will be realized, and during this period Urigen will require additional funds, the availability of which cannot be assured.

Consequently, Urigen is subject to the risks associated with development stage companies, including the need for additional financings; the uncertainty of research and development efforts resulting in successful commercial products, as well as the marketing and customer acceptance of such products; competition from larger organizations; reliance on the proprietary technology of others; dependence on key personnel; uncertain patent protection; and dependence on corporate partners and collaborators. To achieve successful operations, Urigen will require additional capital to continue research and development and marketing efforts. No assurance can be given as to the timing or ultimate success of obtaining future funding.

Urigen anticipates existing capital resources combined with the cash and assets acquired through the reverse merger will be sufficient to fund URG101 through an End of Phase II meeting with the FDA. However, additional financing will be required to fund the continued development of URG101, URG301 and to acquire any future product opportunities. Urigen’s future capital requirements will depend upon numerous factors, including the following:

•       the progress and costs of our development programs;

•       patient recruitment and enrollment in future clinical trials;

•       the scope, timing and results of pre-clinical testing and clinical trials;

•       the costs involved in seeking regulatory approvals for our product candidates;

•       the costs involved in filing and pursuing patent applications and enforcing patent claims;

•       the establishment of collaborations and strategic alliances;

•       the cost of manufacturing and commercialization activities;

•       the results of operations;

•       the cost, timing and outcome of regulatory reviews;

•       the rate of technological advances;

•       ongoing determinations of the potential commercial success of our products under development;

•       the level of resources devoted to sales and marketing capabilities; and

•       the activities of competitors.

To obtain additional capital when needed, Urigen will evaluate alternative financing sources, including, but not limited to, the issuance of equity or debt securities, corporate alliances, joint ventures and licensing agreements; however, there can be no assurance that funding will be available on favorable terms, if at all. Urigen cannot assure you that it will successfully develop its products under development or that its products, if successfully developed, will generate revenues sufficient to enable it to earn a profit. If Urigen is unable to obtain additional capital, management may be required to explore alternatives to reduce cash used by operating activities, including the termination of development efforts that may appear to be promising to Urigen, the sale of certain assets and the reduction in overall operating activities.

Net cash used in operating activities for the period from July 18, 2005 (date of inception) to June 30, 2006 was approximately $971,000, which primarily reflected a net loss of $1,540,412, a change in accounts payable of $40,558, a change in accrued expenses of $31,058 and a change in amounts due to related parties of $245,839. Urigen expects net cash used in operating activities to increase going forward as Urigen pursues and complete the merger and additional product testing.

Net cash provided by investing activities was approximately $466,000 for the period from July 18, 2005 (date of inception) to June 30, 2006 which primarily reflected the asset-based purchase from Urigen, net of cash acquired.

Net cash provided by financing activities was approximately $1,011,000 for the period from July 18, 2005 (date of inception) to June 30, 2006, which consisted primarily of net proceeds received from the issuance of  convertible preferred stock.

Off Balance Sheet Arrangements

At June 30, 2006, Urigen did not have any off balance sheet arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT URIGEN’S MARKET RISK

Urigen’s exposure to market risk for changes in interest rates relates primarily to our investment portfolio. Urigen maintains a strict investment policy that is designed to limit default risk, market risk, and reinvestment risk. Urigen’s cash and cash equivalents consist of cash and money market accounts. The table below presents notional amounts and related weighted-average interest rates for Urigen’s investment portfolio (in thousands, except percentages) as of June 30, 2006 and 2005.

	As of June 30,
	2006	2005
Cash equivalents
Estimated market value	$567	$0
Average interest rate	2.65%
Total cash equivalents	$567	$0
Average rate	2.65%

Urigen is exposed to foreign currency exchange rate risk inherent in our assets, liabilities and expenses denominated in currencies other than the United States dollar. The functional currency of Urigen is Canadian dollars. Urigen does not choose to hedge the foreign currency risk associated with our foreign currency exposures. We do not believe that a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to the United States dollar, with all other variables held constant, would have a material effect on our statement of position or our results of operations over the next fiscal year.

MANAGEMENT OF THE COMBINED COMPANY

Executive Officers and Directors

Resignation of Valentis’ Current Executive Officers

Pursuant to the merger agreement, all of Valentis’ current executive officers will resign immediately prior to the completion of the merger.

Executive Officers and Directors of the Combined Company Following the Merger

Valentis’ board of directors is currently comprised of six directors. Following the merger, the board of directors will be comprised of eight directors, five from Urigen, two from Valentis and one additional director, Robert J. Watkins.

Following the merger, the management team of the combined company is expected to be composed of the management team of Urigen. The following table lists the names and ages as of December 31, 2006 and positions of the individuals who are expected to serve as executive officers and directors of the combined company upon completion of the merger:

Name	Age	Position
William J. Garner, M.D.	40	President, Chief Executive Officer and Director
Martin E. Shmagin	57	Chief Financial Officer and Director
Terry M. Nida.	58	Chief Operating Officer
Tracy Taylor	53	Chairman of the Board
Benson Fong	53	Director
C. Lowell Parsons, M.D.	62	Director
Benjamin F. McGraw, III, Pharm.D.	57	Director
George M. Lasezkay, Pharm.D, J.D.	54	Director
Robert J. Watkins	64	Director

Management

William J. Garner, M.D., 40, Urigen’s current President and Chief Executive Officer, will serve as President and Chief Executive Officer of the combined company. Dr. Garner is an experienced entrepreneur. Prior to founding Urigen, Dr. Garner had been the founder and managing director of EGB Advisors, LLC, a pharmaceutical commercialization boutique. Through this entity, Dr. Garner worked on a number of biopharmaceutical business transactions and has raised financing for another company that he founded called Inverseon, Inc., developing a novel therapy for asthma. Before this, Dr. Garner worked in medical affairs at Hoffmann LaRoche in oncology. Prior to Roche, Dr. Garner was in the venture capital department at Paramount Capital Investments in New York City. Dr. Garner has a Master of Public Health from Harvard and received his M.D. degree from New York Medical College. Dr. Garner did his residency training in Anatomic Pathology at Columbia-Presbyterian and is currently a licensed physician in the State of New York.

Martin E. Shmagin, 57, Urigen’s current Chief Financial Officer, will serve as Chief Financial Officer of the combined company. For over ten years Mr. Shmagin served as president of Innovative Financial Solutions Ltd., an accounting and financial consulting firm that serves as chief financial officer and controller for start-up through mid-size businesses. From 1978 to 1986, Mr. Shmagin was vice president, Finance/chief financial officer of Fisher & Brother, Inc. From 1986 to 1989, he was comptroller of Strober Bros., Inc. and supported the company’s successful initial public offering. He then opened his own consulting firm where he assisted Stenograph Corporation with its acquisition of Baron Data Corporation and Hanover Direct with its acquisition of Gumps. He also supported a $24 million global systems conversion of American President Companies, Ltd., a $2.6 billion transportation company, where he coordinated the data conversion of eighty-three subsidiaries in multiple currencies. Mr. Shmagin holds a B.S. degree in accounting from New York University.

Terry M. Nida, 58, Urigen’s present Chief Operating Officer, will serve as Chief Operating Officer of the combined company. Prior to that, Mr. Nida served as vice president for sales, marketing and corporate development. Prior to joining Urigen, Mr. Nida served as vice president, worldwide sales, marketing and corporate development for VIVUS, Inc. From November 1995 to August 1998, Mr. Nida was vice president, Europe, and effective March 28, 1996 was appointed as an executive officer. Prior to joining VIVUS, Mr. Nida was vice president, sales, marketing and business development at Carrington Laboratories, with responsibility for all sales, marketing and business development activities. Mr. Nida was senior director, worldwide sales, marketing and business development for Centocor, Inc. from 1993 to 1994, and director of sales and marketing in Europe for Centocor, Inc. from 1990 to 1993. He holds a B.S. degree in english and an M.A. degree in administration of justice from Wichita State University.

Board of Directors

Tracy Taylor, 53, current chairman of Urigen’s board of directors, will serve as chairman of the board of directors of the combined company. Mr. Taylor serves as president and chief executive officer of Kansas Technology Enterprise Corporation, or KTEC, a private-public partnership dedicated to stimulating technology-based economic development in the State of Kansas. Mr. Taylor’s extensive corporate and entrepreneurial experience has been integral to the success of KTEC. After his initial position in corporate finance at Ford Motor Company, Mr. Taylor jointed United Telecom in 1982 to work on the company’s mergers and acquisitions. Less than two years later, Mr. Taylor was selected to a 12-person team that developed a business plan for what eventually became the Sprint Corporation. As Sprint grew into a Fortune 100 company, Mr. Taylor played a leadership role in the management side, serving as the treasurer of US Sprint. Mr. Taylor led the regional site selection for Sprint’s World Headquarters in Overland Park, Kansas, which covers over 300 acres and holds more than 16,000 employees. Mr. Taylor graduated from Bethany College and received his M.B.A. degree from the University of Kansas. Mr. Taylor’s experience in business, entrepreneurial endeavors and technology-oriented business growth place him in a position to contribute to a wide variety of boards and organizations. While Mr. Taylor has served on several boards across the state and country, his most recent contributions have been on the Enterprise Center of Johnson County, a working incubator focused on the commercialization of technology; Mid-America Manufacturing Technology Center (MAMTC); KansasBio; and Catalyst Lighting, a publicly-traded company. Mr. Taylor has served on Urigen’s board of directors since December 2005.

Benson Fong, 53, a current director of Urigen, will serve as a director of the combined company. Mr. Fong was formerly senior vice president, corporate development of CoTherix and joined CoTherix in 2001 as chief financial officer. Prior to joining CoTherix, he was a principal at The Ravix Group, Inc., a financial consulting firm. From 1998 to 2000, Mr. Fong was a first vice president at Imperial Bank’s emerging growth division, where he structured debt financing for life science and high tech clients. From 1992 to 1997, he was chief financial officer of Cibus Pharmaceuticals, Inc., a drug delivery company. Mr. Fong earned a B.S. degree in biology from the University of Oregon. Mr. Fong has served on Urigen’s board of directors since May 2006.

C. Lowell Parsons, M.D., 62, a current director of Urigen, will serve as a director of the combined company. Dr. Parsons is a leader in medical research into the causes and treatment of interstitial cystitis, which is a painful bladder syndrome with typical cystoscopic and/or histological features in the absence of infection or other pathology, and has published over 200 scientific articles and book chapters in this area describing his work. Dr. Parsons received his M.D. degree from the Yale University School of Medicine in New Haven, CT, in 1970. After completing his medical internship at Yale in 1971, Dr. Parsons spent two years as a staff associate in the Laboratory of Microbiology at the National Institutes of Health in

Bethesda, Maryland. He then completed his urology residency training at the Hospital of the University of Pennsylvania in Philadelphia, Pennsylvania, in 1977. Dr. Parsons joined the Division of Urology faculty at the University of California, San Diego, or UCSD, in 1977 as assistant professor. He served as Chief of Urology at the UCSD-affiliated Veterans Affairs Medical Center in La Jolla from 1977 to 1985. Since 1988, he has been Professor of Surgery/Urology.

Benjamin F. McGraw, III, Pharm.D., 57, the current president and chief executive officer of Valentis, and the chairman of Valentis’ board, will serve as a director of the combined company. Dr. McGraw has served as president and chief executive officer of Valentis since September 1994, when he joined Megabios Corp., and as chairman of the board since May 1997. In March 1999, Megabios merged with GeneMedicine, Inc. to form Valentis. Prior to Megabios, Dr. McGraw gained experience in R&D as vice president, development for Marion and Marion, Merrell Dow; in business development as corporate vice president, corporate development at Allergan, Inc.; and in finance as president of Carerra Capital Management. Dr. McGraw currently serves on the board of directors of ISTA Pharmaceuticals, Inc. Dr. McGraw received his Doctor of Pharmacy from the University of Tennessee Center for the Health Sciences, where he also completed a clinical practice residency.

George M. Lasezkay, Pharm.D., J.D., 54, a current member of Valentis’ board, will serve on the board of the combined company. Since September 2003, Dr. Lasezkay has provided business development and strategic advisory services to biotechnology and emerging pharmaceutical companies through his consulting firm, Turning Point Consultants . From 1989 to 2002, Dr. Lasezkay served in various positions at Allegan, Inc., including assistant general counsel from 1994 to 1996, vice president, corporate development from 1996 to 1998, and corporate vice president, corporate development from 1998 to 2002. Dr. Lasezkay currently serves on the board of directors of Collagenex Pharmaceuticals, Inc. and a number of privately-held companies. Dr. Lasezkay received his J.D. from the University of Southern California Law Center and his Doctor of Pharmacy and Bachelor of Science in Pharmacy from the State University of New York at Buffalo.

Robert J. Watkins, 64, established RJ Watkins & Company, Ltd., an executive recruiting and consulting firm headquartered in San Diego, California, in 1980. Mr. Watkins’ served as Managing Director of the San Diego office of Russell Reynolds Associates, an international search firm, and as a management consultant for Deloitte & Touche, LLP. He currently serves on the board of directors of Hubbs Research Institute, La Jolla Institute for Molecular Medicine and Regenesis Biomedical. Mr. Watkins holds a B.A. degree from San Diego State University.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Introduction

Urigen security holders will own, after the merger, approximately two-thirds of the combined company on a fully-diluted basis. Further, Urigen directors will constitute a majority of the combined company’s board of directors and all members of the executive management of the combined company will be from Urigen. Therefore, Urigen will be deemed to be the acquiring company for accounting purposes and the merger transaction will be accounted for as a reverse merger and a recapitalization. The financial statements of the combined entity after the merger will reflect the historical results of Urigen prior to the merger and will not include the historical financial results of Valentis prior to the completion of the merger. Stockholders’ equity and earnings per share of the combined entity after the merger will be retroactively restated to reflect the number of shares of common stock received by Urigen security holders in the merger, after giving effect to the difference between the par values of the capital stock of Urigen and Valentis, with the offset to additional paid-in capital.

The following unaudited pro forma combined condensed consolidated financial statements have been prepared to give effect to the proposed merger of Urigen and Valentis as a reverse acquisition of assets and a recapitalization in accordance with accounting principles generally accepted in the United States. For accounting purposes, Urigen is considered to be acquiring Valentis in the merger and it is assumed that Valentis does not meet the definition of a business in accordance with Statement of Financial Accounting Standards, or SFAS No. 141, Business Combinations, and Emerging Issue Task Force 98-3, or EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, because of Valentis’ current efforts to sell or otherwise dispose of its operating assets and liabilities, which have been reflected in the pro forma financial statements and notes thereto as discontinued operations on the basis that such assets and liabilities are held for sale. The assets and liabilities of Valentis that are not classified as held for sale represent such items that either are not expected to be disposed of or will be used by Urigen post-merger; these assets and liabilities do not constitute a business pursuant to SFAS No. 141 and EITF 98-3. Consequently, all of the assets and liabilities of Valentis have been reflected in the pro forma financial statements at their respective fair values and no goodwill or other intangibles will be recorded as part of acquisition accounting.

For accounting purposes, Valentis is being viewed as a publicly-held shell company because it is expected to have $200,000 of cash and no other material assets or liabilities at the time of closing the proposed merger. In addition, Urigen security holders will own, after the proposed merger, approximately two-thirds of the combined company on a fully-diluted basis. Further, Urigen directors will constitute a majority of the combined company’s board of directors and all members of the executive management of the combined company will be from Urigen. Therefore, Urigen will be deemed to be the acquiring company for accounting purposes. Based on the above and in accordance with accounting principles generally accepted in the United States, the proposed merger is considered to be a reverse acquisition and recapitalization. As a result, the cost of the proposed merger is measured at net assets acquired and no goodwill will be recognized.

The actual amounts recorded for the merger transactions as of the completion of the merger may differ materially from the information presented in these unaudited pro forma combined condensed consolidated financial statements as a result of:

•       the impact of any sale of all or part of the operating assets of Valentis,

•       cash cost of Valentis’ operations between the signing of the merger agreement and the closing of the merger,

•       Valentis’ final net cash balance as calculated pursuant to the merger agreement, which partially determines the actual number of shares of Valentis’ common stock to be issued pursuant to the merger,

•       the timing of completion of the merger,

•       the cost of liquidation of any operating assets should Valentis or Urigen fail to divest of such assets or liabilities, and

•       other changes in Valentis’s assets that occur prior to completion of the merger, which could cause material differences in the information presented below.

The unaudited pro forma combined condensed consolidated financial statements presented below are based on the historical financial statements of Urigen and Valentis, adjusted to give effect to the acquisition of Valentis by Urigen for accounting purposes. The pro forma adjustments are described in the accompanying notes presented on the following pages.

The unaudited pro forma combined condensed consolidated balance sheet assumes that the proposed merger was completed as of March 31, 2007. The unaudited pro forma combined condensed consolidated statement of operations for the year ended June 30, 2006 and the nine months ended March 31, 2007 assume that the proposed merger was completed as of July 1, 2005.

The unaudited pro forma combined condensed consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the merger occurred at the dates stated above, nor is it necessarily indicative of future financial position or results of operations. The unaudited pro forma combined condensed consolidated financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and related notes of Urigen and Valentis which are included in this joint proxy statement/prospectus.

Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet
(in thousands)

	As of March 31, 2007				As of March 31, 2007
	Urigen N.A., Inc.	Valentis, Inc.	Pro Forma Adjustments		Pro Forma As Adjusted
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$265	$1,114	$—		$1,379
Interest and other receivables	—	1	—		1
Prepaid expenses and other current assets	18	267	(267	)(A)	18
Assets held for sale	—	—	267	(A)	267
Total current assets	283	1,382	—		1,665
Property and equipment, net	7	6	—		13
Goodwill and other intangible assets, net	263	409	(409	)(E)	263
Total assets	$553	$1,797	$(409)		$1,941
LIABILITIES AND STOCKHOLDERS’ EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
Accounts payable	$462	$3	$(3	)(B)	$462
Related party payables	186	—	—		186
Accrued compensation	—	249	(249	)(B)	—
Accrued clinical trial costs	—	12	(12	)(B)	—
Other accrued liabilities	251	258	(258	)(B)	751
			500	(C)
Notes payable—short term	300	—	—		300
Liabilities related to assets held for sale	—	—	522	(B)	522
Total current liabilities	1,199	522	500		2,221
Stockholders’ equity (deficit):
Series A convertible preferred stock	1,892	—	(1,892	)(D)	—
Series B convertible preferred stock	604	—	(604	)(D)	—
Common stock	—	17	51	(D)	68	(I)
Common stock subscribed	238	—	(238	)(D)	—
Additional paid-in capital	248	244,621	(241,589	)(C)(D)(E)	3,280	(I)
Accumulated other comprehensive income (loss)	18	(693)	693	(E)	18
Accumulated deficit	(3,646)	(242,670)	242,670	(E)	(3,646)
Total stockholders’ equity (deficit)	(646)	1,275	(909)		(280)
Total Liabilities and stockholders’ equity (deficit)	$553	$1,797	$(409)		$1,941

See accompanying notes.

Unaudited Pro Forma Combined Condensed Consolidated Statements of Operations
(in thousands, except per share amounts)

	Urigen N.A., Inc. for the nine months ended March 31, 2007	Valentis, Inc. for the nine months ended March 31, 2007	Pro Forma Adjustments		Pro Forma As Adjusted for the nine months ended March 31, 2007
	(unaudited)	(unaudited)
License and other revenue	$—	$571	$(571	)(F)	$—
Total revenue	—	571	(571)		—
Operating expenses:
Research and development	682	961	(961	)(F)	682
General and administrative	1,139	3,764	(3,068	)(F)	1,835
Restructuring charges	—	921	(921	)(F)	—
Sales and marketing	294	—	—		294
Total operating expenses	2,115	5,646	(4,950)		2,811
Loss from operations	(2,115)	(5,075)	4,379		(2,811)
Interest income	12	38	—		50
Other income and expenses, net	(2)	2,341	(2,341	)(F)	(2)
Net loss	$(2,105)	$(2,696)	$2,038		$(2,763)
Basic and diluted net loss per common share	$(0.14)	$(0.16)			$(0.04	)(G)
Weighted-average shares used in computing basic and diluted net loss per common share	15,460	17,048			67,893	(G)

See accompanying notes.

Unaudited Pro Forma Combined Condensed Consolidated Statements of Operations
(in thousands, except per share amounts)

	Urigen N.A., Inc. for the period from July 18, 2005 (date of inception) to June 30, 2006	Valentis, Inc. for the Year Ended June 30, 2006	Pro Forma Adjustments		Pro Forma As Adjusted for the Year Ended June 30, 2006
License and other revenue	$—	$627	$(627	)(F)	$—
Contract research revenue	—	100	(100	)(F)	—
Total revenue	—	727	(727)		—
Operating expenses:
Costs of contract research	—	93	(93	)(F)	—
Research and development	784	11,228	(11,228	)(F)	784
General and administrative	658	4,987	(3,742	)(F)	1,903
Sales and marketing	11	—	—		11
Total operating expenses	1,453	16,308	(15,063)		2,698
Loss from operations	(1,453)	(15,581)	14,336		(2,698)
Interest income	8	279	—		287
Other income and expenses, net	(95)	(35)	35	(F)	(95)
Net loss	$(1,540)	$(15,337)	$14,371		$(2,506)
Basic and diluted net loss per common share	$(0.20)	$(0.99)			$(0.04	)(H)
Weighted-average shares used in computing basic and diluted net loss per common share	7,871	15,453			66,298	(H)

See accompanying notes.

Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

1.                 Basis of Presentation

On October 4, 2006, in accordance with the vote of the Urigen Holdings stockholders, Urigen redomesticated to Delaware and changed its name to Urigen N.A., Inc.

On October 5, 2006, Valentis, Inc. entered into an Agreement and Plan of Merger with Urigen N.A., Inc., and Valentis Holdings, Inc., a Delaware corporation and newly formed wholly-owned subsidiary of Valentis (“Merger Sub”), as amended February 1, 2007, March 28, 2007 and May 14, 2007, pursuant to which Merger Sub will be merged with and into Urigen, with Urigen surviving after the merger as a wholly-owned subsidiary of Valentis.

If the merger is consummated, each Urigen stockholder, with the exception of the holders of the Series B preferred stock, will receive, in exchange for each share of Urigen common stock held or deemed to be held by such stockholder immediately prior to the closing of the merger, a number of shares of Valentis common stock equal to two times the quotient obtained by dividing the number of fully diluted shares of Valentis common stock issued and outstanding immediately prior to the closing of the merger by the number of fully diluted shares of Urigen common stock issued and outstanding immediately prior to the closing of the merger (excluding in all cases Urigen dissenting shares), subject to cash payment in lieu of the issuance of fractional shares. Each share of the Series B preferred stock of Urigen shall be exchanged directly for the number of shares of Valentis common stock equal to five times the number of shares of Valentis common stock to be issued in the merger in exchange for each share of Urigen common stock, subject to cash payment in lieu of the issuance of fractional shares. As a result, Valentis anticipates that it will experience a change in control because Urigen stockholders will own approximately two-thirds of the outstanding common stock of Valentis immediately after the Merger, on a fully diluted basis.

The merger agreement also provides that if Valentis has less than $1.0 million in cash (including cash equivalents having immediate maturity net of any penalty) or less than $1.0 million in net worth at the closing of the merger, then, in addition to the shares issuable to Urigen stockholders as described above, Urigen stockholders will receive on a pro rata basis additional shares of Valentis common stock equal to the amount obtained by dividing (i) the difference between $1.0 million and Valentis’ actual cash (including cash equivalents having immediate maturity net of any penalty) or net worth as of the closing of the merger, whichever difference is greater, by (ii) $ 0.38, which was the weighted average price of Valentis’ common stock for the 30-day period immediately prior to the first public announcement of the merger.

For accounting purposes, Valentis is being viewed as a publicly-held shell company because it is expected to have $200,000 of cash and no other material assets or liabilities at the time of closing the proposed merger. In addition, Urigen security holders will own, after the proposed merger, approximately two-thirds of the combined company on a fully-diluted basis. Further, Urigen directors will constitute a majority of the combined company’s board of directors and all members of the executive management of the combined company will be from Urigen. Therefore, Urigen will be deemed to be the acquiring company for accounting purposes. Based on the above and in accordance with accounting principles generally accepted in the United States, the proposed merger is considered to be a reverse acquisition and recapitalization. As a result, the cost of the proposed merger is measured at net assets acquired and no goodwill will be recognized.

Valentis expects to incur an estimated total of approximately $1.1 million to $1.4 million of restructuring charges, of which $921,000 has been recorded as restructuring charges and paid as of March 31, 2007. The remaining unrecorded restructuring charges and unpaid amounts, which will be recorded and paid prior to the close of the merger, are not reflected in the pro forma financial statements as they do not arise as a result of the merger.

2.      Pro forma adjustments

(A)   To reflect the reclassification of certain of Valentis’ operating assets as Assets held for sale excluding cash and cash equivalents and interest and other receivables that to be assumed by Urigen at the close of the merger.

(B)   To reflect the reclassification of certain of Valentis’ operating liabilities as liabilities held for sale.

(C)   To reflect the accrual of estimated costs of $500,000 to be incurred after March 31, 2007 by Urigen and Valentis to consummate the merger. Merger costs include fees payable for investment banking services, legal, accounting, printing and other consulting services.

(D)   To reflect the exchange of all outstanding shares of Urigen’s preferred stock, common stock and common stock subscribed for an estimated 50.8 million shares of Valentis’ common stock, par value of $0.001, which represents the total of (i) 48,739,636 shares of Valentis’ common stock that are expected to be issued to the stockholders of Urigen at the closing of the merger, which equals two times the expected number of Valentis’ fully diluted shares of Valentis’ common stock issued and outstanding immediately prior to the closing of the merger, and (ii) based on Valentis’ currently forecasted cash balance of $200,000 at the closing of the merger, additional approximately 2,105,263 shares of Valentis’ common stock that will be required to be issued to the stockholders of Urigen, which equals the amount obtained by dividing (a) the difference between $1.0 million and Valentis currently forecasted cash balance of $200,000 at the closing of the merger, by (b) $0.38, which was the weighted average price of Valentis’ common stock for the 30-day period immediately prior to the first public announcement of the merger.

(E)   To reflect the elimination of Valentis’ goodwill, accumulated comprehensive loss and accumulated deficit.

(F)   To reflect the elimination of operating results of Valentis, excluding costs related to being a public company, expenses related to two members of Valentis’ board of directors who will continue as directors of the merged company and the employment of those Valentis’ employees who are expected to be retained by the combined company, and interest income that relates to the cash and cash equivalents to be assumed by Urigen at the close of the merger, as such amounts will be presented as discontinued operations after the merger and Valentis is expected to be a public shell company at the date of merger.

(G)   Reflects the total of (i) 17,048,016 of Valentis’ historical weighted-average shares used in computing basic and diluted net loss per common share for the nine months ended March 31, 2007, (ii) 48,739,636 shares of Valentis’ common stock that are expected to be issued to the stockholders of Urigen at the closing of the merger, which equals two times the expected number of Valentis’ fully diluted shares of Valentis’ common stock issued and outstanding immediately prior to the closing of the merger, and (iii) based on Valentis’ currently forecasted cash balance of $200,000 at the closing of the merger, additional approximately 2,105,263 shares of Valentis’ common stock that will be required to be issued to the stockholders of Urigen, which equals the amount obtained by dividing (a) the difference between $1.0 million and Valentis currently forecasted cash balance of $200,000 at the closing of the merger, by (b) $0.38, which was the weighted average price of Valentis’ common stock for the 30 day period immediately prior to the first public announcement of the merger.

The pro forma financial statements do not reflect the effects of the proposed reverse stock split of Valentis’ common stock. Based on a possible range of 1:15 to 1:70, the expected impacts of the proposed reverse stock split of Valentis’ common stock on the pro forma adjusted basic and diluted net loss per common shares and the number of weighted-average share used in computing basic and diluted net loss per common share for the nine months ended March 31, 2007 are as follows (in thousands, except per share amounts):

	Pro forma as adjusted for the nine months ended	Adjustments for reverse stock split in the range of		Pro forma as adjusted for the nine months ended March 31, 2007 as adjusted for reverse stock split in the range of
	March 31, 2007	1:15	1:70	1:15	1:70
Net loss	$(2,763)	$—	$—	$(2,763)	$(2,763)
Basic and diluted net loss per common share	$(0.04)	$(0.57)	$(2.81)	$(0.61)	$(2.85)
Weighted-average shares used in computing basic and diluted net loss per common share	67,893	(63,367)	(66,923)	4,526	970

(H)   Reflects the total of (i) 15,453,127 of Valentis’ historical weighted-average shares used in computing basic and diluted net loss per common share for the year ended June 30, 2006 (ii) 48,739,636 shares of Valentis’ common stock that are expected to be issued to the stockholders of Urigen at the closing of the merger, which equals two times the expected number of Valentis’ fully diluted shares of Valentis’ common stock issued and outstanding immediately prior to the closing of the merger, and (iii) based on Valentis’ currently forecasted cash balance of $200,000 at the closing of the merger, additional approximately 2,105,263 shares of Valentis’ common stock that will be required to be issued to the stockholders of Urigen, which equals the amount obtained by dividing (a) the difference between $1.0 million and Valentis currently forecasted cash balance of $200,000 at the closing of the merger, by (b) $0.38, which was the weighted average price of Valentis’ common stock for the 30-day period immediately prior to the first public announcement of the merger.

The pro forma financial statements do not reflect the effects of the proposed reverse stock split of Valentis’ common stock. Based on a possible range of 1:15 to 1:70, the expected impacts of the proposed reverse stock split of Valentis’ common stock on the pro forma adjusted basic and diluted net loss per common shares and the number of weighted-average share used in computing basic and diluted net loss per common share for the year ended June 30, 2006 are as follows (in thousands except per share amounts):

	Pro forma as adjusted for the year ended	Adjustments for reverse stock split in the range of		Pro forma as adjusted for the year ended June 30, 2006 as adjusted for reverse stock split in the range of
	June 30, 2006	1:15	1:70	1:15	1:70
Net loss	$(2,506)	$—	$—	$(2,506)	$(2,506)
Basic and diluted net loss per common share	$(0.04)	$(0.53)	$(2.61)	$(0.57)	$(2.65)
Weighted-average shares used in computing basic and diluted net loss per common share	66,298	(61,878)	(65,351)	4,420	947

(I)   Reflects the aggregated par value, $0.001 per share, of 67,912,183 shares of Valentis’ common stock, which represents the total of (i)17,067,284 shares of Valentis common stock issued and outstanding as of March 31, 2007, (ii) 48,739,636 shares of Valentis’ common stock that are expected to be issued to the stockholders of Urigen at the closing of the merger, which equals two times the expected number of Valentis’ fully diluted shares of Valentis’ common stock issued and outstanding immediately prior to the closing of the merger, and (iii) based on Valentis’ currently forecasted cash balance of $200,000 at the closing of the merger, additional approximately 2,105,263 shares of Valentis’ common stock that will be required to be issued to the stockholders of Urigen, which equals the amount obtained by dividing (a) the difference between $1.0 million and Valentis currently forecasted cash balance of $200,000 at the closing of the merger, by (b) $0.38, which was the weighted average price of Valentis’ common stock for the 30-day period immediately prior to the first public announcement of the merger.

The pro forma financial statements do not reflect the effects of the proposed reverse stock split of Valentis’ common stock. Based on a possible range of 1:15 to 1:70, the expected impacts of the proposed reverse stock split of Valentis’ common stock on the pro forma adjusted common stock and additional paid-in capital as of March 31, 2007 would be a reduction in a range of approximately $63,000 to $67,000 from the aggregated par value of the pro forma adjusted common stock of approximately $68,000 to a range of approximately $5,000 to $1,000, with the offset reflected in additional paid-in capital.

PRINCIPAL STOCKHOLDERS OF URIGEN

The following table sets forth certain information regarding the beneficial ownership of Urigen’s common stock as of December 31, 2006 by: (i) each director, and nominee for director, of Urigen; (ii) each of Urigen’s named executive officers; (iii) all executive officers and directors of Urigen as a group; and (iv) all those known by Urigen to be beneficial owners of more than five percent of its common stock. Unless indicated otherwise below, the address of each officer or director listed below is c /o Urigen, N.A., Inc., 875 Mahler Road, Suite 235, Burlingame, California 94010.

	Beneficial Ownership(1)
Name and Address of Beneficial Owner	Number of Shares	Percent of Total
Benson Fong	—	—
Amie E. Franklin(2)	720,987	3.36%
William J. Garner, M.D.(3)	7,870,556	36.66%
Terry M. Nida(4)	1,131,780	5.27%
C. Lowell Parsons(5)	1,559,268	5.03%
Martin E. Shmagin(6)	973,395	4.53%
Tracy Taylor	—	—%
All executive officers and directors as a group (7 persons)	11,775,986	54.85%

(1)          This table is based upon information supplied to Urigen by officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Urigen believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 21,467,428 shares outstanding on December 31, 2006, which includes the deemed conversion of Urigen’s Series A preferred stock and Series B preferred stock.

(2)          Represents (i) 704,832 shares of common stock owned by Dr. Franklin; and (ii) the deemed conversion of 3,231 shares of Series B preferred stock into 16,155 shares of common stock.

(3)          Represents (i) 7,762,706 shares of common stock owned by Dr. Garner; and (ii) the deemed conversion of 21,570 shares of Series B preferred stock into 107,850 shares of common stock.

(4)          Represents (i) 940,000 shares of common stock owned by Mr. Nida; and (ii) the deemed conversion of 38,356 shares of Series B preferred stock into 191,780 shares of common stock.

(5)          Represents (i) 834,268 shares of common stock owned by Dr. Parsons; (ii) the deemed conversion of 1,000 shares of Series B preferred stock into 5,000 shares of common stock; and (iii) 720,000 shares of common stock owned by Kalium, Inc. Dr. Parsons owns 33.33% of Kalium, Inc. and therefore may be deemed to be the beneficial owner of the shares held by Kalium, Inc. Dr. Parsons disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(6)          Represents (i) 863,730 shares of common stock owned by Mr. Shmagin; and (ii) the deemed conversion of 21,933 shares of Series B preferred stock into 109,665 shares of common stock.

PRINCIPAL STOCKHOLDERS OF VALENTIS

The following table sets forth certain information regarding the beneficial ownership of Valentis’ common stock as of December 31, 2006 by: (i) each director, and nominee for director, of Valentis; (ii) each of Valentis’ named executive officers; (iii) all executive officers and directors of Valentis as a group; and (iv) all those known by Valentis to be beneficial owners of more than five percent of its common stock. Unless indicated otherwise below, the address of each officer or director listed below is c /o Valentis, Inc., 533 Airport Blvd., Suite 400, Burlingame, California 94010.

	Beneficial Ownership(1)
Name and Address of Beneficial Owner	Number of Shares	Percent of Total
Reinaldo M. Diaz(2)	101,910	*
Patrick G. Enright(3)	50,355	*
George M. Lasezkay, Pharm.D., J.D.(4)	31,207	*
Joseph A. Markey(5)	350,003	2.01%
Benjamin F. McGraw, III, Pharm.D.(6)	873,849	4.88%
Dennis J. Purcell(7)	2,508,395	14.40%
John J. Reddington, Ph.D., DVM(8)	530,281	3.02%
John S. Schroeder, M.D.(9)	38,540	*
All executive officers and directors as a group (8 persons)	4,484,540	23.24%
Entities Affiliated with Perseus-Soros BioPharmaceutical Fund, LP(7) 888 Seventh Avenue, 29th Floor New York, NY 10106	2,508,395	14.40%
Xmark Asset Management, LLC(10) 152 West 57th Street, 21st Floor New York, NY 10019	2,429,546	14.23%
Brantrock Advisors, Inc.(11) 9465 Wilshire Boulevard, Suite 900 Beverly Hills, CA 90212	1,404,367	8.23%
Biotechnology Value Fund(12) BVF Partners, L.P. and BVF, Inc. 900 North Michigan Avenue, Suite 1100 Chicago, Illinois 60611	1,360,000	7.97%

                 * Less than one percent.

       (1) This table is based upon information supplied to Valentis by officers, directors and principal stockholders and Schedules 13D and 13G, if any, filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Valentis believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on17,070,446 shares outstanding on December 31, 2006, plus securities deemed outstanding pursuant to Rule 13d-3(d)(1).

       (2) Represents (i) 56,292 shares issuable upon the exercise of immediately exercisable warrants owned by Delta Opportunity Fund, Ltd. (“Delta Ltd.”); (ii) 4,411 shares issuable upon the exercise of immediately exercisable warrants owned by Delta Opportunity Fund (Institutional), LLC (“Delta Institutional”); and (iii) 3,500 shares issuable upon the exercise of an immediately exercisable warrant owned by Diaz & Altschul Capital Management, LLC. Diaz & Altschul Advisors, LLC, an affiliate of Diaz & Altschul Capital Management, LLC, provides portfolio management services to Delta Ltd. and Delta Institutional and therefore may be deemed the beneficial owner of the shares held by Delta Ltd. and Delta Institutional. Mr. Diaz is a managing member of Diaz & Altschul Capital Management, LLC. Mr. Diaz disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. Also represents 37,707 shares issuable upon the exercise of stock options granted to Mr. Diaz that are currently exercisable or exercisable within 60 days of December 31, 2006 . Excludes 18,293 shares issuable upon the exercise of stock options granted to Mr. Diaz that are not currently exercisable and will not be exercisable within 60 days of December 31, 2006.

       (3) Represents (i) 5,555 shares owned by Mr. Enright; (ii) 283 shares held in trust for the benefit of one Mr. Enright’s children for which Mr. Enright and his spouse serve as co-trustees; (iii) 246 shares held in trust for the benefit of one of Mr. Enright’s children for which Mr. Enright and his spouse serve as co-trustees; (iv) 66 shares held in a partnership of which Mr. Enright is a general partner; (v) 3,500 shares issuable upon the exercise of an immediately exercisable warrant issued to Mr. Enright; and (vi) 40,705 shares issuable upon the exercise of stock options granted to Mr. Enright that are currently exercisable or exercisable within 60 days of December 31, 2006. Excludes 18,293 shares issuable upon the exercise of stock options granted to Mr. Enright that are not currently exercisable and will not be exercisable within 60 days of December 31, 2006.

       (4) Represents 31,207 shares issuable upon the exercise of stock options granted to Dr. Lasezkay that are currently exercisable or exercisable within 60 days of December 31, 2006. Excludes 24,793 shares issuable upon the exercise of stock options granted to Dr. Lasezkay that are not currently exercisable and will not be exercisable within 60 days of December 31, 2006.

       (5) Represents (i) 21,666 shares owned by Mr. Markey; and (ii) 328,337 shares issuable upon the exercise of stock options granted to Mr. Markey that are currently exercisable.

       (6) Represents (i) 1,535 shares owned by Dr. McGraw; (ii) 19,821 shares subject to forfeiture in the event that Dr. McGraw’s employment is terminated, of which 7,433 shares have been released, or will be released within 60 days of December 31, 2006 from forfeiture; (iii) 10,505 shares and 403 shares held in an irrevocable trust and in a children’s trust, respectively, for the benefit of Dr. McGraw’s children for which Dr. McGraw and his spouse serve as co-trustees; and (iv) 828,135 shares issuable upon the exercise of stock options granted to Dr. McGraw that are currently exercisable or exercisable within 60 days of December 31, 2006. Excludes 466,044 shares issuable upon the exercise of stock options granted to Dr. McGraw that are not currently exercisable and will not be exercisable within 60 days of December 31, 2006.

       (7) Represents (i) 2,507,722 shares (including 313,833 shares subject to immediately exercisable warrants and 34,582 shares issuable upon the exercise of stock options granted to Mr. Purcell that are currently exercisable or exercisable within 60 days of December 31, 2006) beneficially owned by Perseus-Soros BioPharmaceutical Fund, LP, and (ii) 673 shares owned by Mr. Purcell. Mr. Purcell is a senior managing partner of Perseus-Soros BioPharmaceutical Fund, LP. Mr. Purcell disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. Excludes 11,418 shares issuable upon the exercise of stock options granted to Mr. Purcell that are not currently exercisable and will not be exercisable within 60 days of December 31, 2006.

       (8) Represents (i) 28,281 shares owned by Dr. Reddington; and (ii) 502,000 shares issuable upon the exercise of stock options granted to Dr. Reddington that are currently exercisable.

       (9) Represents 38,540 shares issuable upon the exercise of stock options granted to Dr. Schroeder that are currently exercisable or exercisable within 60 days of December 31, 2006. Excludes 18,293 shares issuable upon the exercise of stock options granted to Dr. Schroeder that are not currently exercisable and will not be exercisable within 60 days of December 31, 2006.

(10) Based solely on a Form 4/A filed on April 28, 2006 and Form 3 filed on April 14, 2006 with the Securities and Exchange Commission. Represents 1,664,354 shares of common stock and warrants to purchase an aggregate of up to 765,192 shares of common stock.

(11) Based solely on a Schedule 13G/A filed on February 14, 2006 with the Securities and Exchange Commission.

(12) Based solely on a Schedule 13G filed on March 28, 2006 with the Securities and Exchange Commission. Represents 910,000 shares of common stock and warrants to purchase an aggregate of up to 450,000 shares of common stock.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

The following table and the related notes present certain information with respect to the beneficial ownership of the combined company upon consummation of the merger, by (1) each director and executive officer of the combined company, (2) each person or group who is known to the managements of Valentis and Urigen to become the beneficial owner of more than 5% of the common stock of the combined company upon the consummation of the merger and (3) all directors and executive officers of the combined company as a group. Unless otherwise indicated in the footnotes to this table and subject to the voting agreements entered into by directors and executive officers of Valentis and Urigen, Valentis and Urigen believe that each of the persons named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

The percent of common stock of the combined company is based on 65,804,263 shares of common stock of the combined company outstanding upon the consummation of the merger, which amount does not include shares issuable to Urigen stockholders if Valentis has less than $1.0 million in cash or net worth at the closing of the merger, and assumes that the exchange ratio to be used in connection with the merger is approximately 2.1692 shares of Valentis common stock for each share of Urigen common stock.

Percent of
Common Stock
of the Combined
Company
Nameof Beneficial Owner	Beneficially Owned
William J. Garner, M.D.	26.83%
Martin E. Shmagin	4.04%
Terry M. Nida	4.42%
Tracy Taylor	*
Benson Fong	*
C. Lowell Parsons, M.D.	5.14%
Robert J. Watkins	*
Benjamin F. McGraw, Pharm.D.	1.49%
George M. Lasezkay, Pharm.D., J.D.	*
All directors and executive officers as a group (9 persons)	44.12%

*                    Less than 1%

DESCRIPTION OF VALENTIS’ COMMON STOCK

The following information describes Valentis’ common stock and provisions of Valentis’ amended and restated certificate of incorporation and bylaws, as amended, all as in effect upon the date of this joint proxy statement/prospectus. This description is only a summary. You should also refer to Valentis’ amended and restated certificate of incorporation and bylaws, as amended, which have been previously filed with the SEC and are incorporated by reference as exhibits into the registration statement of which this joint proxy statement/prospectus is a part and more fully described below.

Common Stock

As of May 15, 2007, the record date for the Valentis annual meeting, Valentis’ authorized capital stock included 190,000,000 shares of common stock, of which 17,064,627 shares were issued and outstanding.

The holders of Valentis common stock are entitled to one vote per share on all matters to be voted on by Valentis stockholders, including the election of directors. Valentis stockholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect Valentis’ entire board of directors if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to Valentis’ board of directors.

The holders of Valentis common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by Valentis’ board of directors, in its discretion, from funds legally available therefor and subject to prior dividend rights of holders of any shares of Valentis preferred stock which may be outstanding. Bank credit agreements that Valentis may enter into from time to time and debt securities that Valentis may issue from time to time may restrict Valentis’ ability to declare or pay dividends on its common stock. Upon Valentis’ liquidation, dissolution or winding up, subject to prior liquidation rights of the holders of Valentis preferred stock, the holders of Valentis common stock are entitled to receive on a pro rata basis our remaining assets available for distribution. Holders of Valentis common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All outstanding shares of Valentis common stock are, and all shares being offered by this joint proxy statement/prospectus will be, fully paid and not liable to further calls or assessment by Valentis.

Anti-Takeover Provisions

The provisions of the DGCL and Valentis’ amended and restated certificate of incorporation and amended bylaws may have the effect of delaying, deferring, or discouraging another person from acquiring control of Valentis. Such provisions could limit the price that some investors might be willing to pay in the future for Valentis common stock. These provisions of the DGCL and Valentis’ amended and restate certificate of incorporation and amended bylaws may also have the effect of discouraging or preventing certain types of transactions involving an actual or threatened change of control of Valentis, including unsolicited takeover attempts, even though such a transaction may offer Valentis stockholders the opportunity to sell their stock at a price above the prevailing market price.

Valentis is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•       the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, prior to the time the interested stockholder attained that status;

•       upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•       at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

With certain exceptions, an “interested stockholder” is a person or group who or which owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

In general, Section 203 defines a business combination to include:

•       any merger or consolidation involving the corporation and the interested stockholder;

•       any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•       subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•       any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•       the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may “opt out” of this provision with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. However, Valentis has not “opted out” of this provision. Section 203 could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire Valentis.

Valentis’ amended and restated certificate of incorporation and bylaws, as amended, provide that Valentis’ board of directors will be divided into three classes of directors serving staggered, three-year terms. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of members of the board. Subject to the rights of the holders of any outstanding series of preferred stock, the amended and restated certificate of incorporation authorizes only the Valentis’ board of directors to fill any vacancies on the board resulting from death, resignation, disqualification, removal or other causes, or any newly created directorships. Accordingly, this provision could prevent a stockholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new directorships with its own nominees. Valentis’ amended and restated certificate of incorporation also provides that directors may be removed by stockholders (i) for cause by the affirmative note of the holders of a majority of the outstanding shares of voting stock, entitled to vote at an election of directors, or (ii) without cause by the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of voting stock.

The authorized but unissued shares of Valentis’ common stock may be issued at any time and from time to time by Valentis’ board of directors without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares of common stock which are unissued relative to those which are issued. This could result in the combined company’s management being able to issue more shares without further stockholder approval and could render more difficult or discourage an attempt to obtain control of the combined company by means of a proxy contest, tender offer, merger or otherwise. Valentis currently has no plans to issue shares of its common stock, other than in connection with the merger, the transactions contemplated thereby and in the ordinary course of business.

Transfer Agent

The transfer agent for Valentis common stock is Computershare Trust Company N.A., 250 Royall Street, Canton, Massachusetts 02021.

Listing

On May 17, 2007, Valentis received a letter from Nasdaq formally notifying Valentis that the Panel determined to delist Valentis’ common stock from the Nasdaq Capital Market and would suspend trading of Valentis’ common stock on the Nasdaq Capital Market, effective at the open of business on May 21, 2007. The Panel made this determination due to Valentis’ failure to achieve certain milestones under its plan of compliance, as presented to the Panel at a hearing on March 1, 2007, by certain specified dates.

Valentis has initiated the process of transferring the quotation of its common stock to the OTC Bulletin Board maintained by the NASD. To facilitate the transition, and in accordance with Rule 15c2-11 under the Exchange Act, Empire Financial Group, Inc., a market-making firm, has submitted a Form 211 to initiate Valentis’ quotation on the OTC Bulletin Board to the NASD for its review. The NASD has not yet approved the Form 211. Pending the NASD’s approval of the Form 211, Valentis’ common stock will be quoted on the National Quotation Bureau’s Pink Sheets under the symbol “VLTS.PK.”

COMPARISON OF RIGHTS OF HOLDERS OF VALENTIS STOCK AND URIGEN STOCK

Both Valentis and Urigen are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Urigen stockholders will be entitled to become stockholders of Valentis, and their rights will be governed by the DGCL, the amended and restated certificate of incorporation of Valentis and the bylaws of Valentis, as amended.

The following is a summary of the material differences between the rights of Valentis stockholders and the rights of Urigen stockholders under each company’s respective charter documents and bylaws. While Valentis and Urigen believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of Valentis and Urigen stockholders and is qualified in its entirety by reference to the DGCL and the various documents of Valentis and Urigen that are referred to in this summary. You should carefully read this entire joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of Valentis and being a stockholder of Urigen. Valentis has filed copies of its amended and restated certificate of incorporation and bylaws, as amended, with the SEC, which are exhibits to the registration statement of which this joint proxy statement/prospectus is a part, and will send copies of these documents to you upon your request. Urigen will also send copies of its documents referred to herein to you upon your request. See the section entitled “Where You Can Find More Information” in this joint proxy statement/prospectus.

	Urigen	Valentis
Authorized Capital

The authorized capital stock of Urigen consists of 20,000,000 shares of common stock, par value $0.00001 per share, and 6,000,000 shares of preferred stock, par value $0.00001 per share, of which 5,000,000 shares have been designated Series A preferred stock and 1,000,000 shares have been designated Series B preferred stock. The board has the authority to designate the preferences, special rights, limitations or restrictions of the shares of preferred stock without further stockholder approval. As of December 31, 2006, 15,506,490 shares of common stock were issued and outstanding, 4,358,938 shares of Series A preferred stock were issued and outstanding and 229,700 shares of Series B preferred stock were issued and outstanding.

The authorized capital stock of Valentis consists of 190,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, of which 30,800 shares have been designated nonvoting Series A convertible preferred stock. The board has the authority to designate the preferences, special rights, limitations or restrictions of the remaining shares of any class of stock or any series of any class without further stockholder approval. As of December 31, 2006, 17,070,446 shares of common stock were issued and outstanding.

Dividends

Under Delaware law, subject to any restrictions in the corporation’s certificate of incorporation, a Delaware corporation may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Urigen has never paid a dividend on its common stock. Urigen has never paid a dividend on common stock.

Under Delaware law, subject to any restrictions in the corporation’s certificate of incorporation, a Delaware corporation may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Valentis has never paid a dividend on its common stock.

Cumulative Voting

Under Delaware law, stockholders of a Delaware corporation do not have the right to cumulate their votes in the election of directors, unless such right is granted in the certificate of incorporation of the corporation. Urigen’s certificate of incorporation does not provide for cumulative voting by Urigen stockholders.

Under Delaware law, stockholders of a Delaware corporation do not have the right to cumulate their votes in the election of directors, unless such right is granted in the certificate of incorporation of the corporation. Valentis’ certificate of incorporation does not provide for cumulative voting by Valentis stockholders.

Holders of Series A preferred stock and Series B preferred stock are entitled to the number of votes equal to the number of common shares into which the Series A preferred stock and Series B preferred stock, respectively, could then be converted.

Number of Directors

Delaware law provides that the board of directors of a Delaware corporation shall consist of one or more directors as fixed by the corporation’s certificate of incorporation or bylaws. Urigen’s bylaws provide that the number of directors shall be between one (1) and thirteen (13). The board of directors or the stockholders are authorized to set the number of directors. Urigen’s board of directors currently consists of five (5) directors.

Delaware law provides that the board of directors of a Delaware corporation shall consist of one or more directors as fixed by the corporation’s certificate of incorporation or bylaws. Valentis’ certificate of incorporation and bylaws provide that the number of directors shall be fixed by a resolution of the directors. Valentis’ board currently consists of six (6) directors.

Classified Board of Directors

Delaware law permits, but does not require, a Delaware corporation to provide in its certificate of incorporation for a classified board of directors, dividing the board into up to three classes of directors with staggered terms of office, with only one class of directors to be elected each year for a maximum term of three years. Urigen’s certificate of incorporation does not provide for a classified board of directors. Each director serves until his or her successor is elected or until his or her earlier resignation or removal. The bylaws and certificate of incorporation do not specify a specific term length for service of a director.

Delaware law permits, but does not require, a Delaware corporation to provide in its certificate of incorporation for a classified board of directors, dividing the board into up to three classes of directors with staggered terms of office, with only one class of directors to be elected each year for a maximum term of three years. Valentis’ certificate of incorporation provides for a classified board of directors, and directors are elected to three (3) year terms expiring at every third annual stockholders’ meeting following election.

Removal of Directors

Delaware law provides that directors may be removed from office, with or without cause, by the holders of a majority of the voting power of all outstanding voting stock, unless the corporation has a classified board and its certificate of incorporation otherwise provides. Urigen’s bylaws provide that any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Delaware law provides that directors may be removed from office, with or without cause, by the holders of a majority of the voting power of all outstanding voting stock, unless the corporation has a classified board and its certificate of incorporation otherwise provides. Valentis’ certificate of incorporation provides that, subject to the rights of the preferred stock holders, a director or the entire board may be removed from office at any time (1) with cause by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of voting stock of the corporation entitled to vote at an election of directors or (2) without cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then-outstanding shares of the voting stock. “With cause” means the commission of a felony or a finding by a court of competent jurisdiction of liability for negligence or misconduct in the performance of the director’s duty to the corporation in a matter of substantial importance to the corporation, where such adjudication is no longer subject to direct appeal.

Vacancies

Delaware law provides that, unless the corporation’s certificate of incorporation or bylaws provide otherwise, vacancies and newly created directorships resulting from an increase in the authorized number of directors elected by the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office. Under the bylaws of Urigen, if the office of any director becomes vacant by reason of death, resignation, disqualification, removal, failure to elect, or otherwise, the remaining directors, although more or less than a quorum, by a majority vote of such remaining directors, may elect a successor or successors who shall hold the office for the unexpired term.

Delaware law provides that, unless the corporation’s certificate of incorporation or bylaws provide otherwise, vacancies and newly created directorships resulting from an increase in the authorized number of directors elected by the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office. Under Valentis’ certificate of incorporation, unless the directors determine by resolution that the stockholders shall fill a vacancy resulting from death, resignation, disqualification, removal or other causes, and any newly-created directorship resulting from an increase in the number of directors, then any such vacancy or newly-created directorship shall be filled only by the board of directors, acting by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, and any directors so elected shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.

Board Quorum and Vote Requirements

At meetings of the board of directors, a majority of the directors shall constitute a quorum for the transaction of business. The act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board. Only when a quorum is present may the board of directors continue to do business at any such meeting.

A majority of the total number of directors which the corporation would have if the corporation had no vacancies shall constitute a quorum for the transaction of business, and the vote of the majority of directors present at a meeting at which a quorum is present shall be the act of the board; provided that with respect to Section 43 of the bylaws (which relates to the advancement of expenses to officers and directors in legal proceedings) a quorum shall be 1/3 of the exact number of directors fixed in accordance with the certificate of incorporation.

Special Meetings of Shareholders

Delaware law permits special meetings of stockholders to be called by the board of directors and any others persons specified by the certificate of incorporation or bylaws. Delaware law permits but does not require that stockholders be given the right to call special meetings. Urigen’s bylaws provide that special meetings of stockholders may be called by the board of directors, the chairman of the board, the President or the Vice President.

Delaware law permits special meetings of stockholders to be called by the board of directors and any others persons specified by the certificate of incorporation or bylaws. Delaware law permits but does not require that stockholders be given the right to call special meetings. Valentis’ bylaws provide that special meetings of stockholders may be called by the chairman of the board, the chief executive officer, the board of directors pursuant to a resolution adopted by a majority of the authorized directors or the holders of 10% of all votes entitled to be cast on any issue proposed to be considered at such special meeting.

Quorum for Shareholders Meetings

Except as otherwise expressly provided by law or by Urigen’s certificate of incorporation or bylaws, at all meetings of the stockholders, the holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum requisite for the transaction of business.

Under Valentis’ bylaws, the presence at a meeting, in person or by proxy, of holders of shares representing a majority of votes entitled to be vote on a matter constitutes a quorum for the transaction of business; provided, however, that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Advance Notice Procedures for a Shareholder Proposal

Under Urigen’s bylaws, written notice of a special meeting of stockholders, stating the time, the place, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the object thereof, shall be sent not less than ten (10) nor more than sixty (60) days before such meeting, to each stockholder entitled to vote thereat, either in paper form or electronic form pursuant to each stockholder’s instructions on record with Urigen.

No business may be transacted at such meeting except that referred to in such notice, or in a supplemental notice given in compliance with the notice provisions, or such other business as may be germane or supplementary to that stated in the notice.

Under Valentis’ bylaws, a stockholder wishing to nominate a director or submit a proposal at an annual meeting must notify Valentis in writing between sixty (60) and ninety (90) days prior to the anniversary of the date of the preceding year’s annual meeting; provided, however, that (1) if no annual meeting was held in the previous year or if the date of the annual meeting has been changed more than thirty (30) days from the date contemplated at the time of the previous year’s proxy statements, then the stockholder must notify Valentis no later than the 60th day prior to such annual meeting, and (2) if the public announcement of the date of such annual meeting is first made by the corporation fewer than seventy (70) days before such annual meeting, the notice must be delivered by the close of business on the 10th day following the date of the public announcement. This notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting as well as specific information concerning the stockholder submitting the proposal or making the nomination.

Action by Shareholders Without a Meeting

Under Delaware law, unless a corporation’s certificate of incorporation provides otherwise, any action which may be taken at a meeting of the stockholders of a corporation may be taken by written consent without a meeting. Urigen’s bylaws provide that any action taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, or by electronic transmission, setting forth the action so taken, shall be signed or authorized by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered in paper form to Urigen by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of Urigen having custody of the book in which proceedings of meetings of stockholders are recorded.

Under Delaware law, unless a corporation’s certificate of incorporation provides otherwise, any action which may be taken at a meeting of the stockholders of a corporation may be taken by written consent without a meeting. Valentis’ bylaws provide that no action may be taken by the stockholders by written consent. However, under Delaware law, action required to be taken at an annual or special meeting may be taken by written consent, which written consent shall be signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take such action at a meeting unless otherwise provided in the corporation’s certificate of incorporation. Valentis’ certificate of incorporation does not provide that no action may be taken by the stockholders by written consent.

Amendment of Governing Documents

Procedures for Amendment of Certificate of Incorporation: Under Delaware law, the board of directors shall adopt a resolution setting forth the proposed amendment and declaring its advisability, and either call a special meeting of the stockholders entitled to vote thereon or direct that the proposed amendment shall be considered at the next annual meeting of the stockholders. The amendment shall be approved by a majority of the outstanding stock entitled to vote thereon. If the proposed amendment would adversely affect the rights, powers, par value, or preferences of the holders of either a class of stock or a series of a class of stock, then the holders of either the class of stock or series of stock, as appropriate, shall be entitled to vote as a class.

Procedures for Amendment of Certificate of Incorporation: Under Delaware law, the board of directors shall adopt a resolution setting forth the proposed amendment and declaring its advisability, and either call a special meeting of the stockholders entitled to vote thereon or direct that the proposed amendment shall be considered at the next annual meeting of the stockholders. The amendment shall be approved by a majority of the outstanding stock entitled to vote thereon. If the proposed amendment would adversely affect the rights, powers, par value, or preferences of the holders of either a class of stock or a series of a class of stock, then the holders of either the class of stock or series of stock, as appropriate, shall be entitled to vote as a class.

Procedures for Amendment of Bylaws:   Urigen’s bylaws provide that the bylaws may be amended at any meeting of the board, upon notice thereof in accordance with the bylaws, or at any meeting of the stockholders by the vote of the holders of the majority of the stock issued and outstanding and entitled to vote at such a meeting.

Notwithstanding the foregoing, the certificate of incorporation provides that the following articles of the certificate of incorporation may not be altered, amended, or repealed without an affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of voting stock: Article V (dealing with directors and elections thereof), Article VI (dealing with indemnification and exculpation), and Article VIII (dealing with the amendment of the certificate of incorporation).

Further, the affirmative vote or written consent of the holders of a majority of the outstanding shares of Series A preferred stock, voting as a class, will be required for any amendment, whether by merger or consolidation or otherwise, of the certificate of incorporation if such amendment adversely affects the powers, preferences, or special rights of the Series A preferred stock.

Procedures for Amendment of Bylaws:   Under Valentis’ certificate of incorporation, the bylaws may be altered or amended by new bylaws adopted by the affirmative vote of at least 66 2/3% of the voting power of the then-outstanding shares of stock. The Board of Directors shall also have the power to adopt, amend or repeal the bylaws; provided, however, that Section 48 of the bylaws (dealing with restrictions on stock option grants and stock issuances) may only be altered, amended, or repealed by the affirmative vote of a majority of the voting power of all of the then-outstanding shares of voting stock. Notwithstanding the foregoing, any amendment to Section 43 of the bylaws (dealing with indemnification) shall be prospective and shall not affect the rights under Section 43 of the bylaws in effect at the time of the alleged occurrence of any act or omission to act that is the cause of any proceeding against any agent of the corporation.

Exculpation of Directors

Urigen’s certificate of incorporation provides that no director of the corporation shall be personally liable to Urigen for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability; provided, however, that to the extent required by applicable law, the director shall be liable for (1) breach of fiduciary duty of loyalty to Urigen or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (dealing with unlawful dividend payments and unlawful stock purchases and redemption), or (4) for any transaction from which the director derived an improper personal benefit.

Valentis’ certificate of incorporation provides that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (dealing with unlawful dividend payments and unlawful stock purchases and redemption), or (4) for any transaction from which the director derived an improper personal benefit.

Indemnification of Directors, Officers and Employees

Urigen’s bylaws provide that it will indemnify and hold harmless against all expense, liability, and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement), to the fullest extent authorized by Delaware law, any director, trustee, officer, employee of the corporation, or an agent of another corporation, partnership, joint venture, trust, or other enterprise (including service with respect to an employee benefit plan), in connection with a proceeding to which he, she, or it is made a party or threatened to be made a party or is otherwise involved in any action, suit, or proceeding of a civil, criminal, administrative, or investigative nature by reason of being or having served in such a capacity. This indemnification right continues after the individual ceases to be a director, trustee, officer, employee, or agent and inures to the benefit of the individual’s heirs, executors, and administrators. Notwithstanding the foregoing, an individual that initiates a proceeding to enforce the right to indemnification will only be indemnified if such a proceeding is authorized by the board of directors.

Valentis’ bylaws provide that the corporation shall indemnify its directors and officers to the fullest extent not prohibited by Delaware law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and officers and, further provided, that the corporation shall not be required to indemnify any director or officer in connection with any proceeding initiated by such person unless (1) such indemnification is expressly required to be made by law, (2) the proceeding was authorized by the directors of the corporation, (3) such indemnification is provided by the corporation, in its sole discretion, by the powers vested in the corporation pursuant to Delaware law, or (4) such indemnification is required to be made by a court of competent jurisdiction.

Under its bylaws, Valentis also has the power to indemnify its employees and other agents as set forth in Delaware law.

DGCL Section 203

Under Section 203 of the DGCL, Urigen falls within the exemptions from the restrictions on business combinations because it does not have a class of voting stock that is (1) listed on a national securities exchange, (2) authorized for quotation on the Nasdaq Stock Market, or (3) held of record by more than 2,000 stockholders.

Valentis is subject to the anti-takeover provisions of Section 203 of the DGCL. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three (3) years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three (3) years prior, did own) 15% or more of the corporation’s voting stock.

Consideration of Other Constituencies

Urigen’s certificate of incorporation does not contain any provision specifically authorizing or requiring Urigen’s board of directors to consider the interests of any constituencies of Urigen other than its stockholders in considering whether to approve or oppose any corporate action.

Valentis’ certificate of incorporation does not contain any provision specifically authorizing or requiring the Valentis’ board of directors to consider the interests of any constituencies of Valentis other than its stockholders in considering whether to approve or oppose any corporate action.

However, Delaware law provides that, in the performance of their duties to the corporation, directors are protected in relying on good faith upon the records of the corporation and information, opinions, reports, or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the director reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

However, Delaware law provides that, in the performance of their duties to the corporation, directors are protected in relying on good faith upon the records of the corporation and information, opinions, reports, or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the director reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

MATTERS TO BE PRESENTED TO THE VALENTIS STOCKHOLDERS
VALENTIS PROPOSAL NO. 1

APPROVAL OF THE ISSUANCE OF COMMON STOCK TO URIGEN STOCKHOLDERS IN THE MERGER AND THE RESULTING CHANGE IN CONTROL

At the Valentis annual meeting, Valentis stockholders will be asked to approve the issuance of Valentis common stock to Urigen stockholders pursuant to the merger agreement and the change in control of Valentis resulting from the issuance of Valentis common stock in the merger. Immediately following the merger, Urigen stockholders will own approximately 66 2/3% of the fully-diluted shares of the combined company, with existing Valentis stockholders holding approximately 33 1/3% of the fully-diluted shares of the combined company.

The terms of, reasons for and other aspects of the merger agreement, the merger, the issuance of Valentis common stock to Urigen stockholders pursuant to the merger agreement and the resulting change in control of Valentis are described in detail in other sections of this joint proxy statement/prospectus.

Vote Required; Recommendation of Board of Directors

The affirmative vote of the holders of a majority of the shares of Valentis common stock having voting power outstanding on the record date for the Valentis annual meeting is required for approval of Valentis Proposal No. 1.

THE VALENTIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT VALENTIS’ STOCKHOLDERS VOTE “FOR” VALENTIS PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF VALENTIS COMMON STOCK TO URIGEN STOCKHOLDERS PURSUANT TO THE MERGER AGREEMENT AND THE RESULTING CHANGE IN CONTROL OF VALENTIS.

VALENTIS PROPOSAL NO. 2
APPROVAL OF PROPOSAL TO PROVIDE THE VALENTIS BOARD OF DIRECTORS WITH DISCRETION TO AMEND VALENTIS’ CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT

At the Valentis annual meeting, Valentis stockholders will be asked to provide the Valentis board of directors with discretion to amend Valentis’ amended and restated certificate of incorporation to effect a reverse stock split of the issued shares of Valentis common stock, at a ratio to be determined by the Valentis board of directors from a range of 15:1 to 70:1. Valentis’ board of directors shall have the discretion for a period of up to six months following the date of the Valentis annual meeting to effect such reverse stock split. Upon the effectiveness of the amendment to Valentis’ amended and restated certificate of incorporation effecting the reverse stock split, or the split effective time, the issued shares of Valentis common stock immediately prior to the split effective time will be reclassified into a smaller number of shares such that a Valentis stockholder will own one new share of Valentis common stock for each 15 to 70 shares of issued common stock held by that stockholder immediately prior to the split effective time, the exact split ratio within the 15:1 to 70:1 range to be determined by the Valentis board of directors prior to the split effective time and to be publicly announced by Valentis.

The following table provides estimates of the number of shares of Valentis common stock authorized, issued and outstanding, reserved for issuance and authorized but neither issued nor reserved for issuance at the following times: (i) prior to the reverse stock split and closing of the merger, (ii) assuming a 15:1 reverse stock split but prior to closing of the merger, (iii) assuming a 70:1 reverse stock split but prior to closing of the merger, (iv) assuming a 15:1 reverse stock split and the closing of the merger, and (v) assuming a 70:1 reverse stock split and the closing of the merger:

	Number of Shares of Common Stock Authorized	Number of Shares Issued and Outstanding(1)		Number of Shares Reserved For Issuance(1)		Number of Shares Authorized but Neither Issued nor Reserved for Issuance(1)
Prior to the Reverse Stock Split and Closing of the Merger:	190,000,000	17,064,627		7,305,191	(2)	165,630,182	(2)
After Assumed 15:1 Reverse Stock Split but Prior to Closing of the Merger:	190,000,000	1,137,642		487,013	(3)	188,375,345	(3)
After Assumed 70:1 Reverse Stock Split but Prior to Closing of the Merger:	190,000,000	243,780		104,360	(4)	189,651,860	(4)
After Assumed 15:1 Reverse Stock Split and Issuance of Shares Following Closing of the Merger:	190,000,000	4,562,389	(5)	487,013	(7)	184,950,598
After Assumed 70:1 Reverse Stock Split and Issuance of Shares Following Closing of the Merger:	190,000,000	977,655	(6)	104,360	(8)	188,917,985

(1)          These estimates assume 17,064,627 shares of Valentis common stock issued and outstanding immediately prior to the closing of the merger which was the number of shares issued and outstanding as of May 14, 2007.

(2)          Excludes an additional 51,371,215 shares of common stock reserved for issuance to Urigen stockholders in connection with the merger.

(3)          Excludes an additional 3,424,748 shares of common stock reserved for issuance to Urigen stockholders in connection with the merger, as adjusted for the reverse stock split.

(4)          Excludes an additional 733,875 shares of common stock reserved for issuance to Urigen stockholders in connection with the merger, as adjusted for the reverse stock split.

(5)          This assumes 1,137,642 shares of Valentis common stock issued and outstanding immediately prior to the closing of the merger and 3,424,708 shares of Valentis common stock that Urigen stockholders will be entitled to receive in connection with the merger.

(6)          This assumes 243,780 shares of Valentis common stock issued and outstanding immediately prior to the closing of the merger and 733,875 shares of Valentis common stock that Urigen stockholders will be entitled to receive in connection with the merger.

(7)          This assumes 487,013 shares of Valentis common stock reserved for issuance for the exercise of options and warrants to purchase shares of Valentis common stock outstanding immediately prior to the closing of the merger.

(8)          This assumes 104,360 shares of Valentis common stock reserved for issuance for the exercise of options and warrants to purchase shares of Valentis common stock outstanding immediately prior to the closing of the merger.

If Valentis Proposal No. 2 is approved, and if Valentis’ board of directors exercises its discretion to effect a reverse stock split within six months following the date of the Valentis annual meeting, the reverse stock split would become effective upon the filing of a certificate of amendment to Valentis’ amended and restated certificate of incorporation with the Delaware Secretary of State. The Valentis board of directors may exercise its discretion to effect only one reverse stock split in connection with this Valentis Proposal No. 2. The Valentis board of directors’ decision will be based on a number of factors, including market conditions, existing and expected trading prices for Valentis’ common stock and the listing requirements of the Nasdaq Capital Market or the American Stock Exchange.

The Valentis board of directors may determine to effect the reverse stock split, if it is approved by the stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the approval and adoption of the merger agreement and the issuance of shares of Valentis common stock pursuant to the merger agreement. Additionally, the Valentis board of directors may determine not to effect the reverse stock split, even if it is approved by the stockholders.

The amendment to Valentis’ amended and restated certificate of incorporation to effect the reverse stock split, as more fully described below, will effect the reverse stock split but will not change the number of authorized shares of Valentis’ common stock, or the par value of Valentis’ common stock.

Reasons for the Reverse Stock Split

The primary purpose of the reverse stock split is to combine the outstanding shares of Valentis’ common stock into a smaller number of shares so that Valentis’ common stock will trade at a higher price per share than its recent trading prices.

During the quarter ended December 31, 2006, the closing prices of Valentis’ common stock on the Nasdaq Capital Market ranged from a high of $1.07 to a low of $0.29 per share and on May 4, 2007, the reported closing price was $0.29. Valentis believes that such a low quoted market price per share is discouraging potential new investors from purchasing and, therefore, is decreasing the liquidity of Valentis’ common stock.

In addition, listing standards for national securities exchanges such as the Nasdaq Capital Market and the American Stock Exchange require a minimum bid price of Valentis’ common stock to be at least $4.00 per share or $3.00 per share, respectively, to be included on such exchange. Valentis’ board of directors believes that obtaining the listing of Valentis’ common stock on a national securities exchange such as the Nasdaq Capital Market or the American Stock Exchange and increasing the trading price of Valentis’ common stock are in the best interests of Valentis and its stockholders. Obtaining a listing on a national securities exchange should increase the liquidity of Valentis’ common stock and prospective investors will likely will view an investment in Valentis more favorably. Further, obtaining a national securities exchange listing may enhance Valentis’ access to capital and increase its flexibility in responding to anticipated capital requirements.

However, there can be no assurance that the reverse stock split, if effectuated, will have the desired effects. Valentis anticipates that, following the consummation of the reverse stock split, if effected, Valentis’ common stock will trade at prices per share that are significantly higher than current market prices. However, there can be no assurance that, following the reverse stock split, the Valentis common stock will trade at a multiple above the market price at which shares of Valentis common stock are trading immediately prior to the reverse stock split or that the trading prices will not decline thereafter, over time, possibly even below the minimum bid price per share required for listing on a national securities exchange. Additionally, any decline in the market price for Valentis’ common stock after the reverse stock split, if effected, may be greater than would occur in the absence of a reverse stock split, and the liquidity of Valentis’ common stock could be adversely affected by the reduced number of shares that would be outstanding following a reverse stock split.

Principal Effects of the Reverse Stock Split

The amendment to Valentis’ amended and restated certificate of incorporation effecting the reverse stock split is set forth in Annex D to this joint proxy statement/prospectus.

The reverse stock split, if effected, will occur simultaneously for all outstanding shares of Valentis common stock. The reverse stock split will affect all of Valentis’ stockholders uniformly and will not affect any stockholder’s percentage ownership interests in Valentis, except to the extent that the reverse stock split results in any of Valentis’ stockholders owning a fractional share. Common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The reverse stock split will not affect Valentis’ continuing to be subject to the periodic reporting requirements of the Exchange Act.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If Valentis’ stockholders approve the amendment to Valentis’ amended and restated certificate of incorporation effecting the reverse stock split, and if Valentis’ board of directors still believes that a reverse stock split is in the best interests of Valentis and its stockholders, the Valentis board of directors will determine the ratio of the reverse stock split to be implemented and publicly announce such ratio. Valentis will file the certificate of amendment with the Delaware Secretary of State at such time as Valentis’ board of directors has determined to be the appropriate split effective time. The Valentis board of directors may delay effecting the reverse stock split for up to six months from the date of the Valentis annual meeting without resoliciting stockholder approval. Beginning at the split effective time, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

As soon as practicable after the split effective time, stockholders will be notified that the reverse stock split has been effected. Valentis expects that Valentis’ transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Valentis. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing sale price of the common stock on the OTC Bulletin Board (or such other exchange or quotation service upon which Valentis’ common stock is then-quoted) on the date immediately preceding the split effective time. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.

By approving the certificate of amendment to Valentis’ amended and restated certificate of incorporation effecting the reverse stock split, stockholders will be approving the combination of any whole number of issued shares of common stock between and including 15 and 70 shares into one share.

Accounting Matters

The reverse stock split will not affect the stockholders’ equity on Valentis’ balance sheet. However, because the par value of Valentis’ common stock will remain unchanged on the effective date of the split, the components that make up the common stock capital account will change by offsetting amounts. Depending on the size of the reverse stock split the board of directors decides to implement, the stated capital component will be reduced to an amount between $1,138 and $244 from its present amount, and the additional paid-in capital component will be increased with the amount by which the stated capital is reduced. The per share net income or loss and net book value of Valentis will be increased because there will be fewer shares of Valentis’ common stock outstanding. Prior periods’ per share amounts will be restated to reflect the reverse stock split.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of Valentis’ board of directors or contemplating a tender offer or other transaction for the combination of Valentis with another company, the reverse stock split proposal is not being proposed in response to any effort of which Valentis is aware to accumulate shares of Valentis common stock or obtain control of Valentis, nor is it part of a plan by Valentis’ management to recommend a series of similar amendments to Valentis’ board of directors and stockholders. Other than the proposals being submitted to Valentis’ stockholders for their consideration at the Valentis annual meeting, Valentis’ board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Valentis.

No Dissenters’ Rights

Under the DGCL, Valentis stockholders are not entitled to dissenters’ rights with respect to the reverse stock split.

Material United States Federal Income Tax Consequences of the Reverse Stock Split

The following discussion summarizes the material United States federal income tax consequences of the reverse stock split that are expected to apply generally to holders of Valentis common stock. This summary is based upon current provisions of the Code, existing Treasury Regulations and current administrative rulings and court decisions, all of which are subject to change and to differing interpretations, possibly with retroactive effect.

This summary only applies to a holder of Valentis common stock that is a “U.S. person,” defined to include:

•       a citizen or resident of the United States;

•       a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, or any political subdivision thereof (including the District of Columbia);

•       an estate the income of which is subject to United States federal income taxation regardless of its source;

•       a trust if either:

•        a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust, or

•        the trust has a valid election in effect to be treated as a United States person for United States federal income tax purposes; and

•       any other person or entity that is treated for United States federal income tax purposes as if it were one of the foregoing.

Any holder of Valentis common stock other than a “U.S. person” as so defined is, for purposes of this discussion, a “non-U.S. person.” If a partnership holds Valentis common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Valentis common stock, you should consult your tax advisor.

This summary assumes that holders of Valentis common stock hold their shares of pre-split and post-split Valentis common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). No attempt has been made to comment on all United States federal income tax consequences of the reverse stock split that may be relevant to particular holders, including holders:

•       who are subject to special treatment under United States federal income tax rules such as dealers in securities, financial institutions, non-U.S. persons, mutual funds, regulated investment companies, real estate investment trusts, insurance companies, or tax-exempt entities;

•       who are subject to the alternative minimum tax provisions of the Code;

•       who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions;

•       who hold their shares as qualified small business stock within the meaning of Section 1202 of the Code; or

•       who hold their shares as part of an integrated investment such as a hedge or as part of a hedging, straddle or other risk reduction strategy.

In addition, the following discussion does not address the tax consequences of the reverse stock split under state, local and foreign tax laws. For example, the state and local tax consequences of the reverse stock split may vary significantly as to each stockholder, depending upon the state in which such stockholder resides. Furthermore, the following discussion does not address any of the tax consequences of transactions effectuated before, after or at the same time as the reverse stock split, whether or not they are in connection with the reverse stock split. No ruling from the Internal Revenue Service, or IRS, has been or will be requested in connection with the reverse stock split.

Accordingly, holders of Valentis common stock are advised and expected to consult their own tax advisers regarding the federal income tax consequences of the reverse stock split in light of their personal circumstances and the consequences of the reverse stock split under state, local and foreign tax laws.

Stockholders Who Receive Post-Split Shares

Holders of Valentis common stock will not recognize any gain or loss or dividend income upon the deemed exchange of pre-split shares for post-split shares pursuant to the reverse stock split, other than with respect to cash received in lieu of fractional shares of Valentis common stock.

The aggregate tax basis of the post-split shares of Valentis common stock received in the reverse stock split, including any fraction of a post-split share deemed to have been received, will be equal to the aggregate tax basis of the pre-split shares surrendered in exchange for such post-split shares, decreased by the amount of any tax basis allocable to any fractional share interest in Valentis common stock for which cash is received. The holding period of the post-split shares will include the holding period of the pre-split shares surrendered in exchange therefor.

Holders of Valentis common stock who receive cash payments upon redemption of their fractional shares will generally recognize gain or loss equal to the difference, if any, between such stockholder’s basis in the fractional share and the amount of cash received. However under certain circumstances stockholders may be required to recognize ordinary dividend income with respect to the cash received. The determination whether the receipt of cash has the effect of the distribution of a dividend is made by applying the rules under Section 302 of the Code (see “—Stockholders Who Receive Only Cash” below).

In the case of capital gain or loss recognized in respect of a fractional share, such gain or loss will be capital gain or loss, and generally will constitute long-term capital gain or loss if the stockholder’s holding period in the shares surrendered is more than one year as of the reverse stock split. Net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) will be subject to tax at reduced rates for non-corporate stockholders who receive cash. The deductibility of capital losses is subject to various limitations for corporate and non-corporate holders.

For purposes of the above discussion of the bases and holding periods for shares of Valentis common stock, stockholders who acquired different blocks of Valentis common stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock surrendered in the reverse stock split.

Stockholders Who Receive Only Cash

A holder of Valentis common stock who receives only cash in the reverse stock split (i.e., a stockholder that owns fewer than the number of shares of pre-split common stock for which one share of Valentis common stock will be issued in the reverse stock split) will be treated as having such shares redeemed in a taxable transaction governed by Section 302 of the Code and, depending on a stockholder’s situation, the transaction will be taxed as either:

•       A sale or exchange of the redeemed shares, in which case the stockholder will recognize gain or loss equal to the difference between the cash payment and the stockholder’s tax basis for the redeemed shares; or

•       A cash distribution which is treated: (a) first, as a taxable dividend to the extent of allocable earnings and profits, if any; (b) second, as a tax-free return of capital to the extent of the stockholder’s tax basis in the redeemed shares; and (c) finally, as gain from the sale or exchange of the redeemed shares.

Amounts treated as gain or loss from the sale or exchange of redeemed shares will be capital gain or loss. Amounts treated as a taxable dividend are ordinary income to the recipient. Provided that minimum holding period requirements and other limitations are met, dividend income with respect to non-corporate stockholders that are U.S. persons (including individuals) is eligible for U.S. federal income taxation at a maximum rate of 15%.. A corporate taxpayer (other than an S corporation) may be allowed a dividends received deduction subject to applicable limitations and other special rules.

Under Section 302 of the Code, a redemption of Valentis common shares from a stockholder as part of the reverse stock split will be treated as a sale or exchange of the redeemed shares if:

•       the reverse stock split results in a “complete termination” of the stockholder’s interest in Valentis;

•       the receipt of cash is “substantially disproportionate” with respect to the stockholder; or

•       the receipt of cash is “not essentially equivalent to a dividend” with respect to the stockholder.

These three tests, referred to as the Section 302 Tests, are applied by taking into account not only shares that a stockholder actually owns, but also shares that the stockholder constructively owns pursuant to Section 318 of the Code. Under the constructive ownership rules of Section 318 of the Code, a stockholder is deemed to constructively own shares owned by certain related individuals and entities in which the stockholder has an interest in addition to shares directly owned by the stockholder. For example, an individual stockholder is considered to own shares owned by or for his or her spouse and his or her children, grandchildren and parents (“family attribution”). In addition, a stockholder is considered to own a proportionate number of shares owned by estates or certain trusts in which the stockholder has a beneficial interest, by partnerships in which the stockholder is a partner, and by corporations in which 50% or more in value of the stock is owned directly or indirectly by or for such stockholder. Similarly, shares directly or indirectly owned by beneficiaries of estates of certain trusts, by partners of partnerships and, under certain circumstances, by stockholders of corporations may be considered owned by these entities (“entity attribution”). A stockholder is also deemed to own shares which the stockholder has the right to acquire by exercise of an option or by conversion or exchange of a security. Constructively owned shares may be reattributed to another taxpayer. For example, shares attributed to one taxpayer as a result of entity attribution may be attributed from that taxpayer to another taxpayer through family attribution.

A holder of Valentis common stock who receives only cash in the reverse stock split (i.e., a stockholder that owns fewer than the number of shares of pre-split common stock for which one share of Valentis common stock will be issued in the reverse stock split) and does not constructively own any shares of post-split common stock after the reverse stock split will have his or her interest in Valentis completely terminated by the reverse stock split and will therefore receive sale or exchange treatment on his or her pre-split common stock. That is, such a stockholder will recognize gain or loss equal to the difference between the cash payment and the stockholder’s tax basis for his or her Valentis (pre-split) common stock.

A holder of Valentis common stock who receives only cash in the reverse stock split and would only constructively own shares of post-split common stock after the reverse stock split as a result of family attribution may be able to avoid constructive ownership of the shares of post-split common stock by waiving family attribution and, thus, be treated as having had his or her interest in Valentis completely terminated by the reverse stock split. Among other things, waiving family attribution requires (a) that the stockholder have no interest in Valentis (including as an officer, director, employee or stockholder) other than an interest as a creditor and does not acquire such an interest during the ten-year period immediately following the reverse stock split other than stock acquired by bequest or inheritance and (b) including an election to waive family attribution in the stockholder’s tax return for the year in which the reverse stock split occurs.

A holder of Valentis common stock who receives cash in the reverse stock split and immediately after the reverse stock split actually or constructively owns shares of post-split common stock must compare (a) his or her percentage ownership immediately before the reverse stock split (i.e., the number of voting shares actually or constructively owned by him or her immediately before the reverse stock split divided by the number of voting shares outstanding immediately before the reverse stock split) with (b) his or her percentage ownership immediately after the reverse stock split (i.e., the number of voting shares actually or constructively owned by him or her immediately after the reverse stock split divided by the number of voting shares outstanding immediately after the reverse stock split).

If the stockholder’s post-reverse stock split ownership percentage is less than 80% of the stockholder’s pre-reverse stock split ownership percentage, the receipt of cash is “substantially disproportionate” with respect to the stockholder, and the stockholder will, therefore, receive sale or exchange treatment on the portion of his or her shares of pre-split common stock exchanged for cash in lieu of fractional shares.

If the receipt of cash by a holder of Valentis common stock fails to constitute an “exchange” under the “substantially disproportionate” test or the “complete termination” test, the receipt of cash may constitute an “exchange” under the “not essentially equivalent to a dividend” test. The receipt of cash by a stockholder will be “not essentially equivalent to a dividend” if the transaction results in a “meaningful reduction” of the stockholder’s proportionate interest in Valentis. If (a) the stockholder exercises no control over the affairs of Valentis (e.g., is not an officer, director or high ranking employee), (b) the stockholder’s relative stock interest in Valentis is minimal, and (c) the stockholder’s post-reverse stock split ownership percentage is less than the stockholder’s pre-reverse stock split ownership percentage, the receipt of cash will generally not be essentially equivalent to a dividend with respect to the stockholder and the stockholder will, therefore, receive sale or exchange treatment on the portion of his or her shares of pre-split common stock exchanged for cash in lieu of fractional shares.

In all other cases, cash in lieu of fractional shares received by a holder of Valentis common stock who immediately after the reverse stock split actually or constructively owns shares of post-split common stock will be treated: (a) first, as a taxable dividend to the extent of allocable earnings and profits, if any; (b) second as a tax-free return of capital to the extent of the stockholder’s tax basis in the redeemed shares; and (c) finally, as gain from the sale or exchange of the redeemed shares.

Backup Withholding

Valentis is required to furnish to the record holders of Valentis common stock, other than corporations and other exempt holders, and to the IRS, information with respect to dividends paid on the Valentis common stock.

Certain non-corporate holders of Valentis common stock may be subject to backup withholding at a current rate of 28% with respect to proceeds received from the disposition of shares of Valentis common stock. Backup withholding will not apply, however, to a holder of Valentis common stock who (1) furnishes a correct taxpayer identification number and certifies that the holder of Valentis common stock is not subject to backup withholding on IRS Form W-9 or a substantially similar form, (2) provides a certification of foreign status on an appropriate Form W-8 or successor form or (3) is otherwise exempt from backup withholding. If a holder of Valentis common stock provides an incorrect taxpayer identification number on IRS Form W-9 or a substantially similar form, such stockholder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the federal income tax liability of the holders of Valentis common stock, provided that the holder of Valentis common stock timely furnishes the required information to the IRS.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE REVERSE STOCK SPLIT’S POTENTIAL TAX EFFECTS. HOLDERS OF VALENTIS COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE REVERSE STOCK SPLIT AND THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS.

Vote Required; Recommendation of Board of Directors

The affirmative vote of the holders of a majority of the shares of Valentis common stock having voting power outstanding on the record date for the Valentis annual meeting is required to approve the certificate of amendment to Valentis’ amended and restated certificate of incorporation to effect a reverse stock split of Valentis common stock.

THE VALENTIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT VALENTIS’ STOCKHOLDERS VOTE “FOR” VALENTIS PROPOSAL NO. 2 TO PROVIDE THE VALENTIS BOARD OF DIRECTORS WITH DISCRETION TO AMEND VALENTIS’ AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF VALENTIS COMMON STOCK.

VALENTIS PROPOSAL NO. 3
DIRECTOR ELECTIONS

At the Valentis annual meeting, Valentis stockholders will be asked to elect three nominees to the Valentis board of directors. Valentis’ amended and restated certificate of incorporation and bylaws, as amended, provide that the board of directors shall be divided into three classes, each class consisting, as nearly as possible, of one-third of the total number of directors, with each class having a three-year term. Vacancies on the Valentis board of directors may be filled by persons elected by a majority of the remaining directors. A director elected by the Valentis board of directors to fill a vacancy, including a vacancy created by an increase in the number of directors, shall serve for the remainder of the full term of the class of directors in which the vacancy was created or occurred and until such director’s successor is elected and qualified.

The Valentis board of directors is currently composed of six members. There are two directors in the class whose term of office expired in 2006, each of whom has been nominated by the Valentis board of directors for reelection. If elected at the annual meeting, each of the nominees would serve until the 2009 annual meeting of stockholders and until his successor is elected and has qualified, or until such director’s earlier death, resignation or removal. The Valentis board of directors has determined that each of its current directors, including all directors nominated for reelection, except Valentis’ chief executive officer, is independent within the meaning of Nasdaq’s director independence standards.

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the two nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected, and management has no reason to believe that any nominee will be unable to serve.

If the nominees are reelected at the annual meeting and the merger is subsequently completed, Reinaldo M. Diaz, Dennis J. Purcell, John S. Schroeder, M.D., and Patrick G. Enright will resign as Valentis directors and two current directors of Valentis will be appointed as new directors of the combined company. For more information, please see the section entitled “The Merger Agreement—Directors and Officers of Valentis Following the Merger” in this joint proxy statement/prospectus.

The Valentis board of directors has nominated Benjamin F. McGraw, III, Reinaldo M. Diaz and George M. Lasezkay for reelection. Set forth below is certain biographical information, as of February 1, 2007 for each person nominated and each person whose term of office as a director will continue after the annual meeting:

Nominees for Election for a Three-Year Term Expiring at the 2009 Annual Meeting of Stockholders

Benjamin F. McGraw, III, Pharm.D., 57, has served as the president and chief executive officer of Valentis since September 1994, when he joined Megabios Corp., and as Chairman since May 1997. In March 1999, Megabios merged with GeneMedicine, Inc. to form Valentis. Prior to Megabios, Dr. McGraw gained experience in R&D as vice president, development for Marion and Marion, Merrell Dow; in business development as corporate vice president, corporate development at Allergan, Inc.; and in finance as president of Carerra Capital Management. Dr. McGraw currently serves on the board of directors of ISTA Pharmaceuticals, Inc. Dr. McGraw received his Doctor of Pharmacy from the University of Tennessee Center for the Health Sciences, where he also completed a clinical practice residency.

Reinaldo M. Diaz, 52, has served as a director of Valentis since January 2003. Mr. Diaz co-founded Diaz & Altschul Capital Management in 1996 and has served as its chief investment officer since then. Diaz & Altschul Capital Management is an asset management firm that focuses on healthcare companies. Mr. Diaz has been active in the investment banking industry for over 24 years. From 1993 to 1996, Mr. Diaz was managing director and head of the healthcare group at Schroder Wertheim & Co., Inc., where he was responsible for establishing and developing the firm’s investment banking presence in the healthcare sector. From 1981 to 1993, Mr. Diaz was with PaineWebber Incorporated. From 1981 to 1985, he was a member of the investment banking department, where he focused on healthcare and technology clients. In 1985, Mr. Diaz co-founded PaineWebber Development Corporation and was its president from 1990 to 1993. Mr. Diaz currently serves on the board of directors of Medrium, Inc., Berkeley Heart Labs, Inc., and Tenex Greenhouse Ventures LLC. Mr. Diaz has also served on the board of directors of Alkermes, Inc., Amgen Development Corporation, Genentech Development Corporation III, Genzyme Development Corporation and several private companies. Mr. Diaz is co-chairman of Medrium, Inc., a company focused on claims submission software and management practice tools for physicians. He is a graduate of Harvard College and of Harvard University Graduate School of Business.

George M. Lasezkay, Pharm.D., J.D., 54, has served as a director of Valentis since May 2004. Since September 2003, Dr. Lasezkay has provided business development and strategic advisory services to biotechnology and emerging pharmaceutical companies through his consulting firm, Turning Point Consultants . From 1989 to 2002, Dr. Lasezkay served in various positions at Allegan, Inc., including assistant general counsel from 1994 to 1996, vice president, corporate development from 1996 to 1998, and corporate vice president, corporate development from 1998 to 2002. Dr. Lasezkay currently serves on the board of directors of Collagenex Pharmaceuticals, Inc. and a number of privately-held companies. Dr. Lasezkay received his J.D. from the University of Southern California Law Center and his Doctor of Pharmacy and Bachelor of Science in Pharmacy from the State University of New York at Buffalo.

THE VALENTIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT VALENTIS STOCKHOLDERS VOTE “FOR” EACH NAMED NOMINEE IN VALENTIS PROPOSAL NO. 3.

Directors Continuing in Office Until the 2007 Annual Meeting of Stockholders

Dennis J. Purcell, 50, has served as a director of Valentis since January 2003. Since April 2000, Mr. Purcell has been senior managing partner of Aisling Capital (formerly the Perseus-Soros BioPharmaceutical Fund, L.P.). Mr. Purcell is responsible for the overall management of the fund, which is dedicated to making private equity investments in the life sciences industry and is also a significant investor in Valentis. Prior to joining Perseus-Soros, Mr. Purcell served as managing director of life sciences investment banking at Chase H&Q, formerly Hambrecht & Quist, from 1994 to 2000. Mr. Purcell has often been cited as one of the life sciences sector’s leaders. He was honored in the “Biotech Hall of Fame” by Genetic Engineering News in June 1998 and named to the Biotechnology All-Stars list by Forbes ASAP in May 1999. Prior to joining Chase H&Q, Mr. Purcell was a managing director in the healthcare group at PaineWebber, Inc. Mr. Purcell currently serves on the board of directors of Auxilium Pharmaceuticals, Inc. and several privately-held companies. Mr. Purcell also serves on the bioethics committee of The Biotechnology Industry Organization. Mr. Purcell received an M.B.A. from Harvard University and a Bachelor of Science in Economics and Accounting from the University of Delaware.

John S. Schroeder, M.D., 68, has served as a director of Valentis since April 2003 and had previously served as a director from June 2002 to January 2003. Dr. Schroeder is a professor of medicine at the Stanford University School of Medicine, where he was an intern and resident from 1962 to 1967, a postdoctoral fellow from 1967 to 1969 and became chief of the cardiovascular medicine clinic at Stanford after an assistant and associate professorship of medicine there. Dr. Schroeder is nationally and internationally known for his research in heart transplantation, coronary artery spasm and coronary artery disease, with over twelve books and 270 scientific publications to his credit. Dr. Schroeder received his

B.A. from the University of Michigan, Ann Arbor and his M.D. from the University of Michigan Medical School.

Director Continuing in Office Until the 2008 Annual Meeting of Stockholders

Patrick G. Enright, 44, has served as a director of Valentis since March 1998 and performed consulting services for Valentis from December 2001 to June 2002. Since June 2002, Mr. Enright has been a general partner of Pequot Ventures, where he specializes in healthcare venture capital investments. From March 1998 to December 2001, Mr. Enright was a managing member of Diaz & Altschul Group, LLC, a principal investment group specializing in investments in biopharmaceutical and medical device companies. From March 1995 to February 1998, Mr. Enright served in various executive positions at Valentis, including senior vice president, corporate development and chief financial officer. From September 1993 to June 1994, Mr. Enright was senior vice president of finance and business development for Boehringer Mannheim Therapeutics, a pharmaceutical company and a subsidiary of Corange Ltd. From September 1989 to September 1993, Mr. Enright was employed at PaineWebber Incorporated, an investment banking firm, where he became a vice president in January 1992. Mr. Enright currently serves on the board of directors of Threshold Pharmaceuticals, Inc., Sequenom, Inc. and several privately-held companies. Mr. Enright received his M.B.A. from the Wharton School of Business at the University of Pennsylvania and his B.S. in Biological Sciences from Stanford University.

Executive Officer

Benjamin F. McGraw, III, Pharm.D., 57, has served as the president and chief executive officer of Valentis since September 1994, when he joined Megabios Corp., and as chairman since May 1997. Dr. McGraw also currently serves as our treasurer. In 1999, Megabios merged with GeneMedicine, Inc. to form Valentis. Prior to Megabios, Dr. McGraw gained experience in research and development as vice president, development for Marion and Marion, Merrell Dow; in business development as corporate vice president, corporate development at Allergan, Inc.; and in finance as president of Carerra Capital Management. Dr. McGraw currently serves on the board of directors of ISTA Pharmaceuticals, Inc. Dr. McGraw received his Doctor of Pharmacy from the University of Tennessee Center for the Health Sciences, where he also completed a clinical practice residency.

Board of Directors Meetings Attendance

The Board of Directors held a total of 10 regular and special meetings during the fiscal year ended June 30, 2006. During this period, all of the directors attended 75% or more of the total number of the meetings of the Board of Directors held. The Board of Directors has adopted a policy that each director must attend at least 75% of the total number of Board of Director meetings held during each fiscal year.

Annual Meeting Attendance

Valentis directors are strongly encouraged to attend the annual meeting of stockholders. The Valentis board of directors adopted a resolution, which requires each member to use his best efforts to attend the annual meeting of stockholders and serves as Valentis’ policy with regard to director attendance at stockholder meetings. Eight of the Valentis directors attended the 2005 annual meeting of stockholders. Valentis has determined to schedule its annual meeting of stockholders on a date that maximizes director attendance.

During the fiscal year ended June 30, 2006, the Valentis board of directors had a standing audit committee, a standing compensation committee and a standing nominating and governance committee.

Audit Committee

The audit committee meets with the independent auditors at least annually to review the results of the annual audit and discuss the financial statements, recommends to the board of directors the independent auditors to be retained and receives and considers the accountants’ comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls. The audit committee also meets with the independent auditors to review the quarterly financial results and to discuss the results of the independent auditors’ quarterly review and any other matters required to be communicated to the audit committee by the independent auditors under generally accepted accounting procedures. During the fiscal year ended June 30, 2006, the audit committee was composed of three independent non-employee directors, Messrs. Enright and McDade and Dr. Lasezkay. Effective September 29, 2006, Mr. McDade tendered his resignation from the Valentis board of directors. The board of directors selected Mr. Diaz, an independent non-employee director, to serve on the audit committee following Mr. McDade’s resignation.

During the fiscal year ended June 30, 2006, the board of directors determined that Valentis had at least one audit committee financial expert serving on its audit committee and that Mr. McDade was an “audit committee financial expert” as that term is defined in Item 401(h) of Regulation S-K. As a result of Mr. McDade’s resignation, the board of directors appointed Mr. Diaz as the “audit committee financial expert.” The board of directors also determined that each member of the audit committee was independent within the meaning of Nasdaq’s director independence standards and met the requirements for audit committee members under applicable Nasdaq listing standards. The Audit Committee has adopted a written charter, a copy of which was included as an appendix to the proxy statement filed with the Securities and Exchange Commission for the 2004 Annual Meeting of Stockholders.

Compensation Committee

The compensation committee makes recommendations concerning salaries and incentive compensation, awards stock options to employees and consultants under Valentis’ stock option plans and otherwise determines compensation levels and performs such other functions regarding compensation as the board of directors may delegate. During the fiscal year ended June 30, 2006, the compensation committee was composed of three independent non-employee directors, Messrs. McDade and Diaz and Dr. Lasezkay. The board of directors determined that each member of the compensation committee was independent within the meaning of Nasdaq’s director independence standards. Due to Mr. McDade’s resignation, effective September 29, 2006, the board of directors intends to appoint a new independent non-employee director to serve on the compensation committee. The compensation committee has adopted a written charter, a copy of which was included as an appendix to the proxy statement filed with the SEC for the 2004 Annual Meeting of Stockholders.

Nominating and Governance Committee

The nominating and governance committee assists the board of directors in discharging the board of directors’ responsibilities regarding identifying qualified candidates to become members of the board of directors, selecting candidates to fill any vacancies on the board of directors, ensuring that Valentis has and follows the appropriate governance standards and overseeing the evaluation of the board of directors. During the fiscal year ended June 30, 2006, the Nominating Committee was composed of three independent non-employee directors, Messrs. Mendelson and Purcell and Dr. Schroeder. Due to Mr. Mendelson’s resignation, the board intends to appoint a new independent non-employee director to serve on the compensation committee. The board of directors has determined that each member of the nominating committee is independent within the meaning of Nasdaq’s director independence standards. The nominating and governance committee has adopted a written charter, a copy of which was included as an appendix to the proxy statement filed with the SEC for the 2004 Annual Meeting of Stockholders.

The nominating and governance committee will consider and has adopted a policy with regard to the consideration of any director candidates recommended by security holders. The nominating and governance committee uses a process similar to that contained in the nominating committee charter for identifying and evaluating director nominees recommended by Valentis’ stockholders. In the fiscal year ended June 30, 2006, there were no material changes to the procedures by which security holders may recommend nominees to Valentis’ board of directors.

Compensation of Directors

Each non-employee director of Valentis receives an annual retainer of $12,000 and a per meeting fee of $1,000. The chairman of the audit committee receives an annual retainer of $6,000 and a per meeting fee of $800 and the other members of the audit committee receive an annual retainer of $4,000 and a per meeting fee of $500. The chairman of the compensation committee receives an annual retainer of $3,500 and a per meeting fee of $800 and the other members of the compensation committee receive an annual retainer of $2,500 and a per meeting fee of $500. The chairman of the nominating and governance committee receives an annual retainer of $2,000 and a per meeting fee of $500 and the other members of the nominating and governance committee receive an annual retainer of $1,500 and a per meeting fee of $500. The members of the board of directors are also eligible for reimbursement for their expenses incurred in connection with attendance at board of directors and committee meetings.

Under the 1998 Non-Employee Directors’ Stock Option Plan, as amended and restated, on the date following the date of the annual stockholders’ meeting of each year, each non-employee director will automatically be granted, without further action by Valentis, its stockholders or the board of directors, an option to purchase 10,000 shares of common stock. In addition, each new non-employee director will receive a one time grant to purchase 26,000 shares of common stock on the date of the annual stockholders’ meeting at which such new director is first elected to the board of directors. The exercise price of the options granted to the non-employee directors is 100% of the fair market value of the common stock on the date of the option grant.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended June 30, 2006, none of Valentis’ executive officers served on the board of directors of any entities whose directors or officers serve on Valentis’ compensation committee. No current or former executive officer or employee of Valentis serves on the compensation committee.

Stockholder Communications with the Board of Directors

The board of directors provides a process for receiving communications from stockholders of Valentis, whereby any stockholder may send written correspondence to the board of directors, a committee of the board of directors or any individual directors in his capacity as a director, including non-employee directors. The correspondence should be addressed to the attention of the Secretary of Valentis at 533 Airport Blvd., Suite 400, Burlingame, California 94010 and include the name, mailing address and telephone number of the stockholder sending the communication, the number and class of securities of Valentis owned by such stockholder, and if the stockholder is not the record holder of the securities, the name of the record holder. The Secretary will forward such correspondence to the board of directors or the applicable committee or individual director as the case may be, or to management if the Secretary determines, in his discretion, that would be more appropriate. The Secretary will maintain a log of such stockholder correspondence which will be made available to the board of directors upon its request.

Code of Business Conduct and Ethics

The board of directors has adopted a code of business conduct and ethics that applies to all Valentis directors, officers and employees, including the chief executive officer, who is Valentis’ principal executive officer, the vice president of finance and administration, who is Valentis’ principal financial officer and principal accounting officer. Valentis’ code of business conduct and ethics is posted on our website www.valentis.com. Valentis will also provide a copy of its code of business conduct and ethics to any person without charge upon request made in writing to Valentis, Inc., Attention: Investor Relations, 533 Airport Blvd., Suite 400, Burlingame, California 94010. Valentis intends to disclose any amendment to, or a waiver from, a provision of its code of business conduct and ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of its code of business conduct and ethics by posting such information on its website www.valentis.com.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires that Valentis’ directors, executive officers and persons who own more than ten percent of a registered class of Valentis’ equity securities, file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Valentis’ directors, executive officers and beneficial owners of more than ten perfect of Valentis’ common stock are required to furnish Valentis with copies of all of these forms which they file.

Based solely upon Valentis’ review of these reports, any amendments thereto or written representations from certain reporting persons, Valentis believes that during the fiscal year ended June 30, 2006, all filing requirements applicable to Valentis’ directors, executive officers, beneficial owners of more than ten percent of Valentis common stock and other persons subject to Section 16(a) of the Exchange Act were met, except Reinaldo Diaz, a Valentis director, filed a Form 4 on January 9, 2006 for an option to purchase 10,000 shares of Valentis common stock granted on December 2, 2005.

REPORT OF THE AUDIT COMMITTEE OF VALENTIS’ BOARD OF DIRECTORS

The audit committee of the Valentis board of directors is responsible for overseeing Valentis’ accounting and financial reporting processes, the appointment, compensation, retention and oversight of Ernst & Young LLP, Valentis’ independent registered public accounting firm, and for overseeing audits of Valentis’ financial statements. The audit committee pre-approves the engagement with Valentis’ independent registered public accounting firm, reviews the independence and the quality control procedures of Valentis’ independent registered public accounting firm, and meets with Valentis’ management and Ernst & Young LLP and separately with Ernst & Young LLP regarding the audits of Valentis’ financial statements. Ernst & Young LLP reports directly to the audit committee. The audit committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the audit committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the audit committee, from Valentis for such advice and assistance.

Valentis’ management is responsible for preparing Valentis’ financial statements and for its financial reporting process, accounting policies, systems of internal controls and disclosure controls and procedures. Ernst & Young LLP is responsible for performing an independent audit and expressing an opinion on the conformity of Valentis’ audited financial statements with accounting principles generally accepted in the United States of America.

In this context, the audit committee hereby reports as follows:

1.                The audit committee has reviewed and discussed Valentis’ audited financial statements for the fiscal year ended June 30, 2006 with Valentis’ management.

2.                The audit committee has discussed with Ernst & Young LLP the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU §380), SAS 99 (Consideration of Fraud in a Financial Statement Audit) and Securities and Exchange Commission rules.

3.                The audit committee has received the written disclosures and the letter from Ernst & Young LLP required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committee”) and has discussed with Ernst & Young LLP their independence.

4.                Based on the review and discussions referred to in paragraphs (1) through (3) above, the audit committee recommended to the Valentis’ board of directors that the audited financial statements be included in Valentis’ Annual Report on Form 10-K for the fiscal year ended June 30, 2006 for filing with the Securities and Exchange Commission.

The foregoing report is provided by the undersigned members of the audit committee.

AUDIT COMMITTEE

Patrick G. Enright
George M. Lasezkay
Reinaldo M. Diaz

This report is not “soliciting material” and is not deemed “filed” with the Securities and Exchange Commission and is not to be incorporated by reference in any filing of Valentis under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before on or after the date hereof and irrespective of any general incorporation language in any such filing.

REPORT OF THE COMPENSATION COMMITTEE OF THE VALENTIS BOARD OF DIRECTORS
ON EXECUTIVE COMPENSATION

Compensation Committee Report

During the fiscal year ended June 30, 2006, the compensation committee was composed of three independent, non-employee directors, Messrs. McDade and Diaz and Dr. Lasezkay. Effective September 29, 2006, Mr. McDade resigned from the Valentis board of directors. The compensation committee is responsible for establishing Valentis’ compensation programs for all employees, including executives. For executive officers, the compensation committee evaluates performance and determines compensation policies and levels, as the Valentis’ board of directors requests.

Executive Compensation

Valentis designs executive compensation programs to attract and retain executives who can lead Valentis to meet its business objectives and to motivate them to enhance long-term stockholder value. Valentis’ executive officers’ annual compensation has consisted of cash salary, a cash incentive bonus, restricted stock and stock option grants.

To determine fair compensation, the compensation committee reviews historical and current salary, bonus and stock award information for other comparable companies in similar geographic areas and at similar stages of growth and development gathered by an industry compensation consultant and others. The group of comparable companies is not necessarily the same as the companies included in the market indices included in the performance graph herein. The compensation committee also reviews a variety of industry surveys throughout the year, which provide additional information about short- and long-term executive compensation. Based in part on this information, the compensation committee generally sets salaries, including that of the chief executive officer, at levels comparable to competitive companies of comparable size in similar industries. Valentis structures its management bonus program around both individual and company performance. Valentis bases the total size of the bonus pool on its success in meeting performance goals for the year, accounting for changes the compensation committee discussed and agreed to during the course of the year.

Valentis uses the stock option program to give management employees a substantial economic interest in the long-term appreciation of Valentis’ common stock. Valentis grant existing members of management new options on an annual basis to provide a continuing financial incentive. The size of the option grant is related to the executive’s position and performance in the previous year.

Chief Executive Officer Compensation

Dr. McGraw’s salary during fiscal year ended June 30, 2006 as president, chief executive officer and chairman of the board of directors of Valentis was $370,000. Following the compensation committee’s review of Dr. McGraw’s performance and Valentis’ performance during fiscal year ended June 30, 2006, the compensation committee set Dr. McGraw’s annual salary for fiscal year ending June 30, 2007 at $370,000. In addition, if Valentis achieves certain milestones, Dr. McGraw will receive a bonus of $185,000 for performance during the fiscal year ended June 30, 2007. The compensation committee granted options for 438,000 shares of common stock to Dr. McGraw on June 14, 2006, which is within the guidelines for the chief executive officer under Valentis’ annual stock options grant program. In approving Dr. McGraw’s compensation, the compensation committee took into account Dr. McGraw’s past performance as president, chief executive officer and chairman of the board of directors of Valentis, the scope of Dr. McGraw’s responsibilities and the board of directors’ assessment of Valentis’ achievement of its performance objectives.

Federal Tax Considerations

Section 162(m) of the Code limits Valentis to a deduction for federal income tax purposes of no more than $1 million of compensation paid to its named executive officers in a taxable year. None of Valentis’ named executive officers received compensation in excess of this limit during the fiscal year ended June 30, 2006.

The statute containing this law and the applicable Treasury Regulations offer a number of transitional exceptions to this deduction limit for pre-existing compensation plans, arrangements and binding contracts. Compensation above $1 million may be deducted if it is “performance-based compensation” within the meaning of the Code. The compensation committee believes that at the present time it is quite unlikely that the compensation paid to any named executive officer in a taxable year, which is subject to the deduction limit, will exceed $1 million. The compensation committee intends to continue to evaluate the effects of the statute and applicable Treasury Regulations and to comply with Section 162(m) of the Code in the future to the extent consistent with the best interests of Valentis.

Conclusion

A significant portion of Valentis’ compensation program and Dr. McGraw’s compensation are contingent on Valentis’ performance, and the realization of such compensation is closely linked to increases in long-term stockholder value. Valentis remains committed to this philosophy of pay for performance, recognizing that the competitive market for talented executives and the volatility of Valentis’ business may result in highly variable compensation for a particular time period.

COMPENSATION COMMITTEE

Reinaldo M. Diaz
George M. Lasezkay

This report is not “soliciting material” and is not deemed “filed” with the Securities and Exchange Commission and is not to be incorporated by reference in any filing of Valentis under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before on or after the date hereof and irrespective of any general incorporation language in any such filing.

Valentis Proposal No. 4
RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Valentis board of directors has selected Ernst & Young LLP, independent registered public accounting firm, as Valentis’ independent auditors for the fiscal year ending June 30, 2007 and has further directed that Valentis’ management submit the selection of independent auditors for ratification by Valentis stockholders at the annual meeting. Ernst & Young LLP has audited Valentis’ financial statements since 1994. Representatives of Ernst & Young LLP are expected to be present at the annual meeting, will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

Stockholder ratification of the selection of Ernst & Young LLP as Valentis’ independent auditors is not required by Valentis’ Bylaws or otherwise. However, the Valentis board of directors is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the audit committee and the board of directors will reconsider whether or not to retain that firm. Even if the selection is ratified, the audit committee and the board of directors in their discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of Valentis and its stockholders.

Audit Fees

The aggregate fees billed for professional services rendered for the audit of Valentis’ annual financial statements for the fiscal year ended June 30, 2006 and the reviews of the financial statements included in Valentis’ Forms 10-Q, issuance of consents and other services in connection with statutory and regulatory filings and accounting consultations in connection with or arising as a result of the audits and quarterly review of the financial statements for that fiscal year were $336,130, all of which services were pre-approved by the audit committee. The aggregate fees billed for professional services rendered for the audit of Valentis’ annual financial statements for the fiscal year ended June 30, 2005 and the reviews of the financial statements included in Valentis’ Forms 10-Q, issuance of consents and other services in connection with statutory and regulatory filings and accounting consultations in connection with or arising as a result of the audits and quarterly review of the financial statements for that fiscal year were $286,600.

Audit-Related Fees

The aggregate fees billed for audit-related services was $27,000 for the fiscal year ended June 30, 2006, all of which services were pre-approved by the Audit Committee. The aggregate fees billed for audit-related services for the fiscal year ended June 30, 2005 was $23,700. Audit-related fees consist of fees for services rendered for assurance and related services that are reasonably related to the performance of the audit or review of Valentis’ financial statements and are not reported under “Audit Fees.” All of the audit-related fees in fiscal 2006 and 2005 relate to services rendered for the audit of Valentis’ employee benefit plans.

Tax Fees

The aggregate fees billed for services for tax compliance was $28,100 for the fiscal year ended June 30, 2006, all of which services were pre-approved by the Audit Committee. The aggregate fees billed for tax compliance services for the fiscal year ended June 30, 2005 was $22,000.

Audit Committee Pre-Approval Policies and Procedures

Pursuant to Valentis’ audit committee charter, before the independent auditor is engaged by Valentis to render audit or non-audit services, the audit committee pre-approves the engagement. Audit committee pre-approval of audit and non-audit services is not required if the engagement for the services is entered into pursuant to pre-approval policies and procedures established by the audit committee regarding Valentis’ engagement of the independent auditor. The audit committee has established a pre-approved policy and procedure where pre-approval of specific audit and non-audit services that equal or are not expected to exceed $30,000 is not required so long as the audit committee is informed of each service provided by the independent auditor and such policies and procedures do not result in the delegation of the audit committee’s responsibilities under the Securities Exchange Act of 1934, as amended. Audit and non-audit services expected to exceed $30,000 require pre-approval of such audit and non-audit services by the audit committee. The audit committee may delegate to one or more designated members of the audit committee the authority to grant pre-approvals, provided such approvals are presented to the audit committee at a subsequent meeting. Audit committee pre-approval of non-audit services other than review and attest services also is not required if such services fall within available exceptions established by the Securities and Exchange Commission.

Vote Required; Recommendation of Board of Directors

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Valentis annual meeting will be required to ratify the selection of Ernst & Young LLP as Valentis’ independent auditors for the fiscal year ending June 30, 2007.

THE VALENTIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT VALENTIS' STOCKHOLDERS VOTE "FOR" VALENTIS PROPOSAL NO. 4 TO RATIFY THE SELECTION OF ERNST & YOUNG LLP AS VALENTIS’ INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING JUNE 30, 2007.

VALENTIS PROPOSAL NO. 5
APPROVAL OF POSSIBLE ADJOURNMENT OF THE VALENTIS ANNUAL MEETING

If Valentis fails to receive a sufficient number of votes to approve Valentis Proposal Nos. 1, 2 and 3, Valentis may propose to adjourn the Valentis annual meeting, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve Valentis Proposal Nos. 1, 2 and 3. Valentis currently does not intend to propose adjournment at the Valentis annual meeting if there are sufficient votes to approve Valentis Proposal Nos. 1, 2 and 3.

Vote Required; Recommendation of Board of Directors

The affirmative vote of the holders of a majority of the shares of Valentis common stock having voting power present in person or represented by proxy at the Valentis annual meeting is required to approve the adjournment of the Valentis annual meeting for the purpose of soliciting additional proxies to approve Valentis Proposal Nos. 1, 2 and 3.

THE VALENTIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT VALENTIS' STOCKHOLDERS VOTE "FOR" VALENTIS PROPOSAL NO. 5 TO ADJOURN THE ANNUAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF VALENTIS PROPOSAL NOS. 1, 2 AND 3.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows for the fiscal years ended June 30, 2006, 2005 and 2004, compensation awarded or paid to, or earned by, Valentis’ Chief Executive Officer and its executive officers, other than the Chief Executive Officer, whose total annual salary and bonus exceeded $100,000 for the fiscal year ended June 30, 2006, referred to as our named executive officers:

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus(1)	Other Annual Compensation(2)	Securities Underlying Options/SARs	Restricted Stock Award(s) $	All Other Compensation
Benjamin F. McGraw, III,	2006	$370,000	$—	—	438,000	59,464	$1,598	(3)
Pharm.D., President,	2005	370,000	177,500	—	221,000	—	3,483	(4)
Chief Executive Officer and Chairman	2004	355,000	—	—	250,000	—	76,725	(5)
John J. Reddington, Ph.D., DVM	2006	$275,000	$22,950	—	257,000	29,507	$1,102	(6)
Chief Operating	2005	255,000	73,498	—	75,000	—	47,772	(7)
Officer(12)	2004	244,992	—	—	90,000	—	18,019	(8)
Joseph A. Markey(13)	2006	$206,000	$13,875	—	122,000	17,839	$845	(9)
Vice President of Finance	2005	185,000	43,750	—	65,000	—	856	(10)
and Administration	2004	175,000	—	—	93,000	—	20,636	(11)

        (1) Bonuses reflect payment by Valentis to the named executive officer during the fiscal year for such officer’s performance in the prior fiscal year.

        (2) As permitted by rules promulgated by the Securities and Exchange Commission, no amounts are shown where the amounts constitute perquisites and do not exceed the higher of 10% of the sum of the salary and bonus column or $50,000.

        (3) Represents insurance premiums of $1,598 paid by Valentis with respect to group life insurance for the benefit of Dr. McGraw.

        (4) Represents insurance premiums of $3,483 paid by Valentis with respect to group life insurance for the benefit of Dr. McGraw.

        (5) Represents (i) payment that had been deferred to a future date for compensation of $75,000 earned by Dr. McGraw during fiscal year ended June 30, 2004 for the achievement of Company financing objectives, which amount was paid during fiscal year ended June 30, 2005; and (ii) $1,725 in insurance premiums paid by Valentis with respect to group life insurance for the benefit of Dr. McGraw.

        (6) Represents insurance premiums of $1,102 paid by Valentis with respect to group life insurance for the benefit of Dr. Reddington. Excludes approximately $59,000 of used lab equipment that Valentis purchased from DiagXotics, Inc. where Dr. Reddington had served as Chief Executive Officer for over 15 years until July 2005.

        (7) Represents (i) payment of $46,530 for moving expenses during fiscal year ended June 30, 2005; and (ii) insurance premiums of $1,242 paid by Valentis with respect to group life insurance for the benefit of Dr. Reddington.

        (8) Represents (i) payment of $17,226 for moving allowances during fiscal year ended June 30, 2004, and (ii) payment of $792 in insurance premiums paid by Valentis with respect to group life insurance for the benefit of Dr. Reddington.

        (9) Represents insurance premiums of $845 paid by Valentis with respect to group life insurance for the benefit of Mr. Markey.

  (10) Represents insurance premiums of $856 paid by Valentis with respect to group life insurance for the benefit of Mr. Markey.

  (11) Represents (i) payment of $20,000 for compensation earned by Mr. Markey during fiscal year ended June 30, 2004 for the achievement of Company financing objectives, and (ii) payment of $636 in insurance premiums paid by Valentis with respect to group life insurance for the benefit of Mr. Markey.

  (12) Dr. Reddington’s employment with Valentis was terminated effective October 31, 2006.

  (13) Mr. Markey’s employment with Valentis was terminated effective October 31, 2006.

Stock Option Grants and Exercises

Valentis grants options to its executive officers under its 1997 Equity Incentive Plan and its 2001 Nonstatutory Incentive Plan. As of June 30, 2006, options to purchase a total of 3,396,811 shares were outstanding under the 1997 Equity Incentive Plan and the 2001 Nonstatutory Incentive Plan and options to purchase 842,984 shares remained available for grant thereunder.

The following tables show for the fiscal year ended June 30, 2006, certain information regarding options granted to, exercised by, and held at year end by, the named executive officers:

Option Grants in Fiscal Year Ended June 30, 2006

	Individual Grants				Potential Realizable Value at Assumed
	Number of Securities Underlying Option	% of Total Options Granted to Employees in	Exercise Price	Expiration	Annual Rates of Stock Price Appreciation for Option Term(1)
Name	Granted (#)	Fiscal Year(2)	($/sh)(3)	Date	5% ($)	10% ($)
Benjamin F. McGraw, III, Pharm.D.	29,896	2.17%	$2.80	7/1/2015	$52,644	$133,410
	175,104	12.70%	2.80	7/1/2015	308,342	781,398
	34,313	2.49%	3.14	6/15/2016	67,759	171,714
	198,687	14.41%	3.14	6/15/2016	392,353	994,300
John J. Reddington, Ph.D., DVM(4)	16,334	1.18%	$2.80	7/1/2015	$28,763	$72,890
	65,666	4.76%	2.80	7/1/2015	115,632	293,033
	75,000	5.44%	2.22	1/9/2016	104,711	265,358
	33,683	2.44%	3.14	6/15/2016	66,515	168,562
	66,317	4.81%	3.14	6/15/2016	130,958	331,874
Joseph A. Markey(5)	16,135	1.17%	$2.80	7/1/2015	$28,412	$72,002
	35,865	2.60%	2.80	7/1/2015	63,155	160,047
	26,250	1.90%	3.14	6/15/2016	51,837	131,364
	43,750	3.17%	3.14	6/15/2016	86,394	218,940

(1)          Reflects the value of the stock option on the date of grant assuming for the 5% column, a five-percent annual rate of appreciation in Valentis’ common stock over the ten-year term of the option and for the 10% column, a ten-percent annual rate of appreciation in Valentis’ common stock over the ten-year term of the option, in each case without discounting to net present value and before income taxes associated with the exercise. The 5% and 10% assumed rates of appreciation are based on the rules of the Securities and Exchange Commission and do not represent Valentis’ estimate or projection of the future common stock price. The amounts in this table may not necessarily be achieved.

(2)          Based on options to purchase 1,378,868 shares of Valentis’ common stock granted in fiscal year ended June 30, 2006.

(3)          All options were granted at the fair market value at the date of grant.

(4)          Dr. Reddington’s employment with Valentis was terminated effective October 31, 2006.

(5)          Mr. Markey’s employment with Valentis was terminated effective October 31, 2006.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

Name	Shares Acquired on Exercise (#)(1)	Value Realized ($)	Number of Securities Underlying Unexercised Options at June 30, 2006 (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at June 30, 2006(2) ($) Exercisable/ Unexercisable
Benjamin F. McGraw III, Pharm.D.	—	—	644,650/649,529	$0/144,160
Joseph A. Markey(3)	—	—	160,092/168,245	$0/38,420
John J. Reddington, Ph.D., DVM(4)	—	—	184,375/317,625	$0/140,570

(1)          None of the executive officers exercised any options in the last fiscal year.

(2)          Calculated on the fair market value of Valentis’ common stock on June 30, 2006, which was $3.31, minus the exercise price of the options.

(3)          Dr. Reddington’s employment with Valentis was terminated effective October 31, 2006.

(4)          Mr. Markey’s employment with Valentis was terminated effective October 31, 2006.

Change of Control and Severance Agreements

In May 2006, Valentis entered into severance and change of control agreements with each of Benjamin F. McGraw III, Valentis’  president, chief executive officer and treasurer, John J. Reddington, Valentis’ former chief operating officer, and Joseph A. Markey, Valentis’ former vice president of finance and administration. The term of each such agreement is two years commencing May 12, 2006, unless extended by mutual agreement by Valentis and such executive officer or unless earlier terminated, as described below.

Each agreement provides that, if Valentis terminates such executive officer’s employment during the term for any reason other than for cause, disability or death, then the executive officer shall be entitled to, among other things, the following: (i) the payment of all earned but unpaid base salary and any other benefit due through the date of termination, (ii) a lump sum cash payment in an amount equal to such executive officer’s then current annual base salary, and (iii) notwithstanding any provision to the contrary in any equity award agreement or equity compensation plan, all outstanding equity awards then held by such executive officer shall become fully vested and, if applicable, exercisable with respect to all shares subject thereto immediately prior to the date of termination.

Each agreement also provides that, if such executive officer terminates his employment with Valentis for good reason or Valentis terminates such executive officer’s employment for any reason other than for cause during the period commencing three months prior to and ending 12 months after a change in control of Valentis, such executive officer shall be entitled to, among other things, the following in lieu of the payments described above: (i) the payment of all earned but unpaid base salary and any other benefit due through the date of termination, (ii) a lump sum cash payment in an amount equal to three times such executive officer’s then current base salary, in the case of the agreement with Dr. McGraw, or two times such executive officer’s then current base salary, in the case of the agreements with Mr. Reddington and Mr. Markey, and (iii) notwithstanding any provision to the contrary in any equity award agreement or equity compensation plan, all outstanding equity awards then held by such executive officer shall become fully vested and, if applicable, exercisable with respect to all shares subject thereto immediately prior to the date of termination.

Each agreement further provides that, if such executive officer terminates his employment with Valentis without good reason or Valentis terminates such executive officer’s employment for cause, then such executive officer will (i) receive his earned but unpaid salary through the date of termination, (ii) all accrued vacation, expense reimbursements and any other benefits due through the date of termination and (iii) not be entitled to any other compensation or benefits from Urigen, except as required by law or to the extent provided under any agreement(s) relating to any equity awards.

Each agreement also provides that, for a period commencing on May 12, 2006 and ending 24 months following the date of any termination, such executive officer shall not, directly or indirectly, (i) induce, solicit or encourage any employee of Valentis to leave Valentis or in any way interfere with the relationship between Valentis and any employee thereof or (ii) induce, solicit or encourage any customer, supplier, licensee, licensor, franchisee or other business relation of Valentis to cease doing business with Valentis or in any way interfere with such relationship.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended June 30, 2006, none of Valentis’ executive officers served on the board of directors of any entities whose directors or officers serve on Valentis’ Compensation Committee. No current or former executive officer or employee of Valentis serves on the Compensation Committee.

The following Performance Graph is not deemed “filed” with the Securities and Exchange Commission and is not to be incorporated by reference in any filing of Valentis under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

PERFORMANCE MEASUREMENT COMPARISON

The following graph shows the total stockholder return of an investment of $100 in cash on June 30, 2001 for (i) Valentis’ common stock, (ii) the Nasdaq Composite Index and (iii) the Nasdaq Biotechnology Index. All values assume reinvestment of the full amount of all dividends, if any.

Comparison of Cumulative Total Return on Investment

	6/30/01	6/30/02	6/30/03	6/30/04	6/30/05	6/30/06
Valentis	100.0	21.4	2.1	3.7	1.5	1.8
Nasdaq Composite Index	100.0	67.7	75.1	94.8	95.2	100.5
Nasdaq Biotechnology Index	100.0	50.3	66.3	74.9	68.1	73.3

VALENTIS’ BUSINESS

COMPANY OVERVIEW

Valentis is a biotechnology company that was previously engaged in the development of innovative products for peripheral artery disease, or PAD. PAD is due to chronic inflammation of the blood vessels of the legs leading to the formation of plaque, which obstructs blood flow.

On July 11, 2006, Valentis announced that no statistically significant difference was seen in the primary endpoint or any of the secondary endpoints in its Phase IIb clinical trial of VLTS 934 in PAD. The primary efficacy endpoint in the study was improvement in exercise tolerance on an escalating grade treadmill after 90 days in patients receiving VLTS 934 versus patients receiving placebo. The trial was a randomized, double-blind, placebo-controlled Phase IIb trial of VLTS 934 versus a saline placebo in 157 patients with the intermittent claudication form of PAD.

After 90 days, there was no statistically significant change in exercise in the 78 patients receiving VLTS 934 versus the 79 patients receiving placebo. There were also no significant differences in any of the secondary endpoints of exercise tolerance at 30 days, ankle-brachial index at 30 and 90 days, total work capacity at 30 and 90 days and quality of life at 90 days. VLTS 934 was well tolerated in the trial with no definitely related severe adverse effects.

Valentis has no plans for further development of VLTS 934, has ceased research and development activities on all of its remaining potential products and technologies and is assessing strategic opportunities, which include the sale or merger of the business, the sale of certain assets or other actions.

In conjunction with the assessment of strategic opportunities, Valentis reduced its workforce by eliminating 55% of its employees on August 18, 2006. Further reductions in workforce of approximately 66% occurred at the end of August and the end of October 2006. Valentis anticipates further reductions of its remaining workforce as it proceeds towards the completion of its strategic opportunities, primarily including consummating the proposed merger with Urigen. The total costs associated with the reductions in workforce are estimated to be between $1.1 million and $1.3 million, primarily related to severance benefits, of which $899,000 was recorded in the fiscal first and second quarter of 2007 and $372,000 was paid during the fiscal first and second quarters of 2007 and $527,000 was paid in January 2007. The remaining costs related to the workforce reductions primarily relate to the termination of employment of Benjamin F. McGraw, III, Valentis’ president and chief executive officer, upon the completion of the proposed merger with Urigen and are expected to be recorded and paid in the fiscal fourth quarter of 2007.

Additional actions Valentis has taken following its July 2006 announcement regarding negative results in its Phase IIb clinical trial of VLTS 934 in patients with PAD include (i) ceasing all research and development activities on all of its potential products and technologies, including activities under its collaboration and contract research agreements and activities relating to clinical trials, (ii) terminating its 401(k) plan in August 2006 and (iii) selling or licensing certain of its assets and terminating its property leases.

As noted above, since its July 2006 announcement regarding negative results in its Phase IIb clinical trial of VLTS 934, Valentis has entered into agreements for the sale or licensing of certain of its assets and the termination of its property leases. These agreements include the following:

On April 12, 2007, Valentis entered into an Exclusive License Agreement with Acacia Patent Acquisition Corporation, or APAC. Pursuant to the agreement, Valentis granted to APAC a worldwide, exclusive right and license under certain of Valentis’ United States patents, United States patent applications and all related patent applications, corresponding foreign patents and foreign patent applications to make, have made, use, import, offer to sell or sell products or services covered by the patents, including the exclusive right to grant sublicenses. The patents subject to the license relate to proprietary methods for the manufacture and purification of plasmid DNA. In consideration for Valentis’ grant of the license, APAC agreed to pay Valentis a continuing royalty equal to fifty percent (50%) of all amounts and other consideration actually received by APAC from its exercise of the rights granted in the patents subject to the license, less all out of pocket costs and expenses incurred with and actually paid to third parties in connection with prosecuting, licensing, enforcing or defending the patents subject to the license. Unless earlier terminated, the agreement will continue in full force and effect, until the later of either (i) the expiration date of the patents subject to the license or (ii) the conclusion of APAC’s licensing and enforcement of the patents subject to the license.

On January 26, 2007, Valentis entered into an Asset Purchase Agreement, as amended, with Medarex, Inc., or Medarex. Pursuant to the agreement, Valentis (i) sold to Medarex certain of Valentis’ patents, patent applications and other intellectual property rights related to the developmental endothelial locus-1, or Del-1, gene, the Del-1 protein and certain Del-1 antibodies, collectively referred to as the Del-1 MAb Program, (ii) sold to Medarex certain materials related to the Del-1 MAb Program, (iii) sold and assigned to Medarex a number of existing license agreements between Valentis and certain third parties relating to Valentis’ Del-1 MAb Program, including the agreement between Valentis and Vanderbilt University, (iv) sold to Medarex all of Valentis’ rights to the above referenced assets and (v) sold to Medarex all information, materials, files, documents, instruments, papers, books and records (whether scientific or financial) related to the above referenced assets, for an aggregate purchase price of $250,000. In connection with this transaction, Medarex agreed to assume certain liabilities of Valentis related to the transferred assets. Valentis and Medarex completed the transaction on January 26, 2007.

On January 8, 2007, Valentis entered into a Non-Exclusive License Agreement with Althea Technologies, Inc., or Althea. Pursuant to the agreement, Valentis granted to Althea, in exchange for a cash license fee of $185,000, a non-exclusive, worldwide, royalty-free, fully paid license, with the right to grant sublicenses, under certain of Valentis’ patents, patent applications and know-how, to make, have made, use, sell, have sold, offer to sell and import plasmid DNA for use in research, preclinical development, clinical development or commercialization activities. The license will remain in effect until the expiration of the last of the patents subject to the license, unless earlier terminated by either Valentis or Althea.

On November 17, 2006, Valentis entered into an Agreement for Termination of Lease and Voluntary Surrender of Premises, dated as of October 30, 2006, with ARE-819/863 Mitten Road, LLC, or the Landlord. Under the agreement, Valentis terminated, and the Landlord accepted the termination of, (i) that certain Lease dated December 21, 1993, as amended March 18, 1997, April 10, 2001, July 2, 2003 and March 31, 2004, between Valentis and the Landlord for premises located at 863 Mitten Road, Burlingame, California and (ii) that certain Lease dated March 18, 1997, as amended August 24, 2000, April 10, 2001 and July 2, 2003 for premises located at 866 Malcolm Road, Burlingame, California, effective as of January 15, 2007. By their terms, the leases were originally set to expire on October 31, 2007. Valentis continued to pay all rent and other charges owed to Landlord under the leases through January 1, 2007 and the Landlord applied the full amount of Valentis’ $38,618 security deposits previously paid under the leases toward the rent payments due on December 1, 2006. Valentis did not incur any material early termination penalties in connection with the termination of the leases.

On October 27, 2006, Valentis entered into an Asset Transfer Agreement with Juvaris Biotherapeutics, Inc., or Juvaris. Pursuant to the agreement, Valentis sold to Juvaris (i) Valentis’ DOTIM lipid composition patents, (ii) all rights owned or controlled by Valentis and its affiliates relating to Valentis’ DOTIM lipid composition patents, (iii) any patents or know-how referring to Valentis’ DOTIM lipid composition, (iv) certain cell lines and (v) all pre-clinical and clinical data and regulatory filings related to the foregoing assets, for an aggregate cash purchase price of $550,000. In connection with this transaction, Juvaris agreed to assume certain liabilities of Valentis relating to the transferred assets, and

Valentis and Juvaris agreed, as of November 28, 2006, to terminate an existing license agreement between Valentis and Juvaris. Valentis and Juvaris intend to completed this transaction on November 28, 2006.

On October 27, 2006, Valentis entered into an Asset Purchase Agreement with Juvaris. Pursuant to the agreement, Valentis sold to Juvaris certain of Valentis’ machinery, equipment, furniture and other related assets, for an aggregate cash purchase price of $500,000. Juvaris also agreed to pay Valentis’ rental obligations under an existing office lease for the months of November and December 2006. Valentis and Juvaris completed this transaction on November 28, 2006.

On October 27, 2006, Valentis entered into a License Agreement with Juvaris. Pursuant to the agreement, Valentis granted to Juvaris, in exchange for a cash license fee of $200,000, a non-exclusive, non-transferable, worldwide, royalty-free, fully paid up license to use, and to sublicense the use of, certain of Valentis’ patents, patent rights and know-how in connection with Juvaris’ manufacture and sale of certain products. The license will remain in effect until the expiration of the last of the patents subject to the license, unless earlier terminated by either Valentis or Juvaris.

On October 26, 2006, Valentis entered into an Asset Transfer Agreement with Biolitec, Inc. or Biolitec. Pursuant to the agreement, Valentis sold to Biolitec (i) Valentis’ PEG liposome patent, (ii) any patents upon which Valentis’ PEG liposome patent claims priority, (iii) any corresponding foreign patents, (iv) all files of Valentis and its affiliates relating to any of the foregoing patents and (v) all rights owned or controlled by Valentis and its affiliates relating to any of the foregoing patents, for an aggregate cash purchase price of $110,000. In connection with this transaction, Biolitec agreed to assume certain liabilities of Valentis relating to the transferred assets. Valentis and Biolitec completed this transaction on October 26, 2006.

On October 24, 2006, Valentis entered into a Technology Transfer Agreement with Vical Incorporated, or Vical. Pursuant to the agreement, Valentis sold to Vical (i) certain patents and patent applications regarding (a) formulations and methods for the treatment of inflammatory diseases and (b) gene delivery for ischemic conditions, (ii) all intellectual and industrial property owned by Valentis and related to, and reasonably necessary for Vical to take certain actions with respect to, any of the foregoing patents and patent applications and (iii) all rights owned or controlled by Valentis relating exclusively to any of the foregoing patents and patent applications, for an aggregate cash purchase price of $30,000. In connection with this transaction, Vical agreed to assume certain liabilities of Valentis relating to the transferred assets. Valentis and Vical completed this transaction on October 24, 2006.

On October 23, 2006, Valentis entered into a License Agreement with Vical. Pursuant to the agreement, Valentis granted to Vical, in exchange for a cash license fee of $185,000, a non-exclusive, worldwide, royalty-free, fully paid up license to use certain of Valentis’ patents, patent applications and know-how in connection with Vical’s manufacture and sale of certain products. The license will remain in effect until the expiration of the last of the patents and patent applications subject to the license, unless earlier terminated by either Valentis or Vical.

On October 16, 2006, Valentis entered into a Technology Transfer Agreement with Genetronics, Inc., or Genetronics. Pursuant to the agreement, Valentis (i) sold to Genetronics certain patents, trademarks and intellectual property rights relating to Valentis’ PINC™ polymer delivery system, GeneSwitch® gene regulation technology, cationic lipids and gene expression technologies, (ii) sold to Genetronics Valentis’ GeneSwitch® product inventory and (iii) sold and assigned to Genetronics a number of existing license agreements between Valentis and certain third parties relating to Valentis’ PINC™ polymer delivery system and GeneSwitch® gene regulation technology, for an aggregate purchase price of $860,000, consisting in part of Genetronics’ forgiveness of an outstanding debt owed by Valentis in the amount of $320,000. In connection with the agreement, Genetronics agreed to assume certain liabilities of Valentis relating to the transferred assets, and Valentis and Genetronics agreed, as of October 16, 2006, to terminate in its entirety a license agreement between Valentis and Genetronics, dated November 14, 2001. Valentis and Genetronics completed the asset sale on October 16, 2006.

In August 2006, Valentis entered into an Asset Sale Agreement with Cobra Biologics Ltd., or Cobra. Pursuant to the agreement, Valentis sold to Cobra certain biomanufacturing rights and intellectual property for a purchase price of $300,000.

As a result of these transactions, Valentis sold or licensed the following potential products and technologies:

•       VLTS 934 product candidate for compromised cell membranes;

•       Deltavasc™ product candidate for angiogenesis or stimulation of new blood vessel growth;

•       Del 1 Protein product candidate for promotion of vascular growth and inhibition of endothelial cell death;

•       Del 1 antibody for anti-angiogenesis or the inhibition of new blood vessel formation;

•       PINC™ polymer, synthetic gene delivery system;

•       CLIC™ lipids delivery system;

•       DNAVax™ polymer based delivery system;

•       Hermes™ gene expression technology; and

•       GeneSwitch® gene regulation technology.

Valentis’ remaining potential products and technologies include:

•       OptiPEG™ PEGylation technology;

•       Proprietary scalable processes to manufacture plasmid DNA formulated products.

Valentis was formed as the result of the merger of Megabios Corp. and GeneMedicine, Inc. in March 1999. Valentis is incorporated in Delaware. In August 1999, Valentis acquired U.K.-based PolyMASC Pharmaceuticals plc. Valentis is located in Burlingame, California, where its headquarters and remaining business operations are located.

POTENTIAL PRODUCTS, TECHNOLOGIES AND SERVICES

Research and development expenses to further the development of Valentis’ potential products and technologies were $11.2 million, $9.2 million and $10.1 million for the fiscal years ended June 30, 2006, 2005 and 2004, respectively.

Valentis has no plans for further development of any of its potential products and technologies. Following is a summary of Valentis’ remaining potential products and technologies. Valentis is currently exploring strategic opportunities that may be open to it with respect to each of these potential products and technologies, including the license or sale of such potential products and technologies. None of Valentis’ remaining product candidates are in any stage of preclinical development.

Proprietary Product Candidates

OptiPEG™ PEGylation Technology

Our OptiPEG™ family of technologies is based on polymer modification using polyethylene glycol, or PEG, a compound with a long and safe clinical history. Valentis has developed methods to directly couple our proprietary OptiPEG™ with proteins, peptides, antibodies and antibody fragments, viruses and liposomes to retain high levels of biological activity of the material and potentially protect the biopharmaceutical from inactivation by the immune system. OptiPEG™ technologies provide the potential to deliver products with improved safety, efficacy and dosing regimens. Valentis is assessing strategic opportunities relating to its OptiPEG™ technology, which may include the sale or license of this asset.

Scalable Processes to Manufacture Plasmid DNA Formulated Products

Valentis has developed proprietary scalable processes to manufacture plasmid DNA formulated products. Through a strategy of using contract manufacturing organizations, or CMOs, for plasmid DNA production, Valentis has the technology to produce products from lab to commercial scale using the same process. Valentis is assessing strategic opportunities relating to its plasmid manufacturing technology, which may include the sale or license of this asset.

TECHNOLOGY LICENSES

Valentis has technology license agreements and may seek additional licensing agreements with pharmaceutical and biotechnology companies. Valentis has the following technology licensing agreements:

APAC Exclusive License Agreement.   Pursuant to the agreement, Valentis granted to APAC a worldwide, exclusive right and license under certain of Valentis’ United States patents, United States patent applications and all related patent applications, corresponding foreign patents and foreign patent applications to make, have made, use, import, offer to sell or sell products or services covered by the patents, including the exclusive right to grant sublicenses. The patents subject to the license relate to proprietary methods for the manufacture and purification of plasmid DNA. In consideration for Valentis’ grant of the license, APAC agreed to pay Valentis a continuing royalty equal to fifty percent (50%) of all amounts and other consideration actually received by APAC from its exercise of the rights granted in the patents subject to the license, less all out of pocket costs and expenses incurred with and actually paid to third parties in connection with prosecuting, licensing, enforcing or defending the patents subject to the license. Unless earlier terminated, the agreement will continue in full force and effect, until the later of either (i) the expiration date of the patents subject to the license or (ii) the conclusion of APAC’s licensing and enforcement of the patents subject to the license.

Althea Non-Exclusive License Agreement.   Pursuant to the agreement, Valentis granted to Althea, in exchange for a cash license fee of $185,000, a non-exclusive, worldwide, royalty-free, fully paid license, with the right to grant sublicenses, under certain of Valentis’ patents, patent applications and know-how, to make, have made, use, sell, have sold, offer to sell and import plasmid DNA for use in research, preclinical development, clinical development or commercialization activities. The license will remain in effect until the expiration of the last of the patents subject to the license, unless earlier terminated by either Valentis or Althea.

Juvaris License Agreement.   Pursuant to the agreement, Valentis granted to Juvaris, in exchange for a cash license fee of $200,000, a non-exclusive, non-transferable, worldwide, royalty-free, fully paid up license to use, and to sublicense the use of, certain of Valentis’ patents, patent rights and know-how in connection with Juvaris’ manufacture and sale of certain products. The license will remain in effect until the expiration of the last of the patents subject to the license, unless earlier terminated by either Valentis or Juvaris.

Vical License Agreement.   Pursuant to the agreement, Valentis granted to Vical, in exchange for a cash license fee of $185,000, a non-exclusive, worldwide, royalty-free, fully paid up license to use certain of Valentis’ patents, patent applications and know-how in connection with Vical’s manufacture and sale of certain products. The license will remain in effect until the expiration of the last of the patents and patent applications subject to the license, unless earlier terminated by either Valentis or Vical.

Valentis has no plans for further development of any of its potential products and technologies and is assessing its strategic opportunities, which include the proposed merger with Urigen and the sale or license of certain assets. Valentis does not expect that any of its technology licenses will be terminated in the near term.

PATENTS AND PROPRIETARY TECHNOLOGIES

Patents and other proprietary rights are important to Valentis’ business. Valentis’ policy is to file patent applications and protect inventions and improvements to inventions that are commercially important to the development of its business. Among other patents and patent applications Valentis owns or has rights to, Valentis owns U.S. Patent Nos. 6,011,148 and 7,026,468 and related foreign counterparts which relate to proprietary methods for manufacture and purification of plasmid DNA.  DNA vaccines are based on plasmid DNA.  Valentis knows of no other methods for large-scale purification of plasmid DNA that appear as efficient as the ones covered by Valentis’ patents and related patent applications. Valentis also relies on trade secrets, know-how, confidentiality agreements, continuing technology innovations and licensing opportunities to protect its technology and develop and maintain its competitive position. To date, Valentis has filed, or participated as a licensee in the filing of, numerous patent applications in the United States relating to our technology, as well as counterparts of certain of these applications in many foreign countries. As of the date of this joint prospectus/proxy statement, Valentis owns two commercially relevant issued United States patents, several related foreign patents, and numerous related United States and foreign patent applications, covering a significant number of claims relating to proprietary methods for the manufacture and purification of plasmid DNA. Valentis’ failure to obtain patent protection or otherwise protect its proprietary technology or proposed products may have a material adverse effect on Valentis’ competitive position and business prospects. The patent application process takes several years and entails considerable expense. There is no assurance that additional patents will issue from these applications or, if patents do issue, that the claims allowed will be sufficient to protect Valentis’ technology.

The patent positions of pharmaceutical and biotechnology firms are often uncertain and involve complex legal and factual questions. Furthermore, the breadth of claims allowed in biotechnology patents is unpredictable. Valentis cannot be certain that others have not filed patent applications for technology covered by our pending applications or that Valentis was the first to invent the technology that is the subject of such patent applications. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to compounds, products or processes that block or compete with those of Valentis. Valentis is aware of patent applications filed and patents issued to third parties relating to genes, gene delivery technologies and gene therapeutics, and there can be no assurance that any patent applications or patents will not have a material adverse effect on potential products Valentis or its corporate partners are developing or may seek to develop in the future.

Patent litigation is widespread in the biotechnology industry. Litigation may be necessary to defend against or assert claims of infringement, to enforce patents issued to Valentis, to protect trade secrets or know-how owned or licensed by Valentis, or to determine the scope and validity of the proprietary rights of third parties. Although no third party has asserted that Valentis is infringing such third party’s patent rights or other intellectual property, there can be no assurance that litigation asserting such claims will not be initiated, that Valentis would prevail in any such litigation or that Valentis would be able to obtain any necessary licenses on reasonable terms, if at all. Any such claims against Valentis, with or without merit, as well as claims initiated by Valentis against third parties, can be time-consuming and expensive to defend or prosecute and to resolve. If other companies prepare and file patent applications in the United States that claim technology also claimed by Valentis, it may have to participate in interference proceedings to determine priority of invention which could result in substantial cost to Valentis even if the outcome is favorable to us. There can be no assurance that third parties will not independently develop equivalent proprietary information or techniques, will not gain access to Valentis’ trade secrets or disclose such technology to the public or that Valentis can maintain and protect unpatented proprietary technology. Valentis typically requires its employees, consultants, collaborators, advisors and corporate partners to execute confidentiality agreements upon commencement of employment or other relationships with Valentis. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for Valentis technology in the event of unauthorized use or disclosure of such information, that the parties to such agreements will not breach such agreements or that Valentis’ trade secrets will not otherwise become known or be discovered independently by its competitors.

GOVERNMENT REGULATION

While Valentis is no longer developing any of its remaining potential products or technologies, the production and marketing of any of Valentis’ potential products will be subject to extensive regulation for safety, efficacy and quality by numerous governmental authorities in the United States and other countries. In the United States, pharmaceutical products are subject to rigorous regulation by the United States Food and Drug Administration, or the FDA. Valentis believes that the FDA and comparable foreign regulatory bodies will regulate the commercial uses of our potential products as biologics. Biologics are regulated under certain provisions of the Public Health Service Act and the Federal Food, Drug, and Cosmetic Act. These laws and the related regulations govern, among other things, the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, and the promotion, marketing and distribution of biological products. The necessary steps to take before a new drug may be marketed in the United States include the following: (i) laboratory tests and animal studies; (ii) the submission to the FDA of an Investigational New Drug (IND) application for clinical testing, which must become effective before clinical trials commence; (iii) under certain circumstances, approval by a special advisory committee convened to review clinical trial protocols involving gene therapeutics; (iv) adequate and well-controlled clinical trials to establish the safety and efficacy of the product; (v) the submission to the FDA of a New Drug Application, NDA; and (vi) FDA approval of the NDA prior to any commercial sale or shipment of the biologic.

Facilities used for the manufacture of biologics are subject to periodic inspection by the FDA and other authorities, where applicable, and must comply with the FDA’s Plasmid Manufacturing Technologies. or PMT. regulations. Manufacturers of biologics also must comply with the FDA’s general biological product standards and may also be subject to state regulation. Failure to comply with PMT or other applicable regulatory requirements may result in withdrawal of marketing approval, criminal prosecution, civil penalties, recall or seizure of products, warning letters, total or partial suspension of production, suspension of clinical trials, FDA refusal to review pending marketing approval applications or supplements to approved applications, or injunctions, as well as other legal or regulatory action against Valentis or its corporate partners.

Clinical trials are conducted in three sequential phases, but the phases may overlap. In Phase I (the initial introduction of the product into human subjects or patients), the drug is tested to assess safety, metabolism, pharmacokinetics and pharmacological actions associated with increasing doses. Phase II usually involves studies in a limited patient population to (i) determine the efficacy of the potential product for specific, targeted indications, (ii) determine dosage tolerance and optimal dosage, and (iii) further identify possible adverse effects and safety risks. If a compound is found to be effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further evaluate clinical efficacy and test for safety within a broader patient population at geographically dispersed clinical sites. There can be no assurance that Phase I, Phase II or Phase III testing will be completed successfully within any specific time period, if at all, with respect to any of Valentis’ or its corporate partners’ potential products subject to such testing. In addition, after marketing approval is granted, the FDA may require post-marketing clinical studies that typically entail extensive patient monitoring and may result in restricted marketing of the product for an extended period of time.

The results of product development, preclinical animal studies, and human studies are submitted to the FDA as part of the NDA. The NDA must also contain extensive manufacturing information, and each manufacturing facility must be inspected and approved by the FDA before the NDA will be approved. Similar regulatory approval requirements exist for the marketing of these products outside the United States (e.g., Europe and Japan). The testing and approval process is likely to require substantial time, effort and financial and human resources, and there can be no assurance that any approval will be granted on a timely basis, if at all, or that any potential product developed by Valentis and/or its corporate partners will prove safe and effective in clinical trials or will meet all the applicable regulatory requirements necessary to receive marketing approval from the FDA or the comparable regulatory body of other countries. Data obtained from preclinical studies and clinical trials are subject to interpretations that could delay, limit or prevent regulatory approval. The FDA may deny the NDA if applicable regulatory criteria are not satisfied, require additional testing or information, or require post-marketing testing and surveillance to monitor the safety or efficacy of a product. Moreover, if regulatory approval of a biological product candidate is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Finally, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. Among the conditions for NDA approval is the requirement that the prospective manufacturer’s quality control and manufacturing procedures conform to the appropriate GMP regulations, which must be followed at all times. In complying with standards set forth in these regulations, manufacturers must continue to expend time, financial resources and effort in the area of production and quality control to ensure full compliance.

For clinical investigation and marketing outside the United States, Valentis and our corporate partners may be subject to FDA as well as regulatory requirements of other countries. The FDA regulates the export of biological products, whether for clinical investigation or commercial sale. In Europe, the approval process for the commencement of clinical trials varies from country to country. The regulatory approval process in other countries includes requirements similar to those associated with FDA approval set forth above. Approval by the FDA does not ensure approval by the regulatory authorities of other countries.

Valentis’ previous research and development activities involved the controlled use of hazardous materials, chemicals and radioactive materials and produce waste products. Valentis remains subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and waste products. Although Valentis believes that its safety procedures for handling and disposing of such materials complied and continue to comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated completely. In the event of such an accident, Valentis could be held liable for any damages that result, and any such liability could exceed our resources. Although Valentis believes that it is in compliance in all material respects with applicable environmental laws and regulations, there can be no assurance that Valentis will not be required to incur significant costs to comply with environmental laws and regulations in the future or that any of the operations, business or assets of Valentis will not be materially adversely affected by current or future environmental laws or regulations.

COMPETITION

As a result of Valentis’ July 2006 announcement of negative results in its Phase IIb clinical trial of VLTS 934 in PAD and its sole current focus on assessing strategic opportunities, including the sale or merger of the business and the sale of certain assets, competitive considerations are less keen at this time. Many competitors and potential competitors have substantially greater product development capabilities and financial, scientific, manufacturing, managerial and human resources than Valentis. There is no assurance that research and development by such competitors would not render Valentis’ potential products and technologies, or the potential products and technologies developed by its corporate partners, obsolete or non-competitive, or that any potential product and technologies Valentis or its corporate partners develop would be preferred to any existing or newly developed products and technologies. In addition, there is no assurance that competitors will not develop safer, more effective or less costly cardiovascular therapies, gene delivery systems, gene therapeutics, non-gene therapies, or other therapies, achieve superior patent protection or obtain regulatory approval or product commercialization earlier than Valentis or its corporate partners, any of which could have a material adverse effect on the business, financial condition or results of operations of Valentis.

PRODUCT LIABILITY INSURANCE

The manufacture and sale of human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. Valentis currently has only limited product liability insurance, and there can be no assurance that Valentis will be able to maintain existing or obtain additional product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could inhibit Valentis’ business. A product liability claim brought against Valentis in excess of its insurance coverage, if any, could have a material adverse effect upon its business, financial condition and results of operations.

EMPLOYEES

As of February 1, 2007, Valentis employed four individuals, including one who holds a doctoral degree. Current employees are engaged in finance and administrative activities, including assessing strategic opportunities that may be available to Valentis, including the sale or merger of the business and the sale of certain assets or other actions. Valentis employees are not represented by a collective bargaining agreement. Valentis believes its relationships with its remaining employees are good.

PROPERTIES

As of January 15, 2007, Valentis terminated its existing property leases without any material adverse effect. In February 2007, Valentis relocated to a nearby office space in Burlingame, California, and plans to remain there until completion of the proposed merger with Urigen. The lease is on a month-to-month basis at a rate of $3,000 per month, plus $350 per month in service fees, and is terminable upon 30 days’ notice.

VALENTIS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with the section entitled “Valentis-Selected Historical Consolidated Financial Data” in this joint proxy statement/prospectus and Valentis’ financial statements and accompanying notes appearing elsewhere in this joint proxy statement/prospectus. This discussion of Valentis’ financial condition and results of operations contains certain statements that are not strictly historical and are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in Valentis’ operations, development efforts and business environment, including those set forth in the section entitled “Risk Factors—Risks Related to Valentis” in this joint proxy statement/prospectus, the other risks and uncertainties described in the section entitled “Risk Factors” in this joint proxy statement/prospectus and the other risks and uncertainties described elsewhere in this joint proxy statement/prospectus. All forward-looking statements included in this joint proxy statement/prospectus are based on information available to Valentis as of the date hereof, and Valentis assumes no obligation to update any such forward-looking statement.

OVERVIEW

Valentis is a biotechnology company that was previously engaged in the development of innovative products for peripheral artery disease, or PAD. PAD is due to chronic inflammation of the blood vessels of the legs leading to the formation of plaque, which obstructs blood flow.

On July 11, 2006 Valentis announced that no statistically significant difference was seen in the primary endpoint or any of the secondary endpoints in its Phase IIb clinical trial of VLTS 934 in PAD. The primary efficacy endpoint in the study was improvement in exercise tolerance on an escalating grade treadmill after 90 days in patients receiving VLTS 934 versus patients receiving placebo. The trial was a randomized, double-blind, placebo-controlled Phase IIb trial of VLTS 934 versus a saline placebo in 157 patients with the intermittent claudication form of PAD.

After 90 days, there was no statistically significant change in exercise in the 78 patients receiving VLTS 934 versus the 79 patients receiving placebo. There were also no significant differences in any of the secondary endpoints of exercise tolerance at 30 days, ankle-brachial index at 30 and 90 days, total work capacity at 30 and 90 days and quality of life at 90 days. VLTS 934 was well tolerated in the trial with no definitely related severe adverse effects.

Valentis has no plans for further development of VLTS 934, has ceased research and development activities on all of its remaining potential products and technologies and is solely focused on pursuing strategic opportunities, including consummating the announced potential merger with Urigen and selling certain assets.

Subsequent to the quarter ended September 30, 2006, on October 5, 2006, Valentis entered into a merger agreement with Urigen and Valentis Holdings. Pursuant to the merger agreement, and subject to the satisfaction of all conditions set forth in the merger agreement, Valentis Holdings will be merged with and into Urigen, with Urigen surviving after the merger as a wholly-owned subsidiary of Valentis. The merger agreement, the merger and any other transactions contemplated thereby are subject to significant conditions including, but not limited to, the approval of the stockholders of Valentis and Urigen, Valentis’ filing of a Registration Statement on Form S-4 containing a joint proxy statement/prospectus which is declared effective by the SEC and other customary conditions.

As described in Notes 7 and 8 to the financial statements accompanying, Valentis has sold or licensed most of its potential products and technologies. However, Valentis has several remaining potential products and technologies, including:

•       OptiPEG PEGylation technology; and

•       Proprietary scalable processes to manufacture plasmid DNA formulated products. Subsequent to the quarter ended March 31, 2007, Valentis granted a license to Acacia Patent Acquisition Corporation, or APAC, for the purpose of asserting Valentis’ patents related to its plasmid DNA manufacturing technologies. APAC agreed to pay Valentis a continuing royalty equal to fifty percent of all amounts and other consideration actually received by APAC from its exercise of rights granted in the license. The agreement will become fully effective if APAC determines that Valentis’ patents are satisfactory after a due diligence period of up to sixty days from April 12, 2007 (see Note 8 “Subsequent Event” in the Notes to the Unaudited Condensed Consolidated Financial Statements for more information).

On May 17, 2007, Valentis received a letter from Nasdaq formally notifying Valentis that the Panel determined to delist Valentis’ common stock from the Nasdaq Capital Market and would suspend trading of Valentis’ common stock on the Nasdaq Capital Market, effective at the open of business on May 21, 2007. The Panel made this determination due to Valentis’ failure to achieve certain milestones under its plan of compliance, as presented to the Panel at a hearing on March 1, 2007, by certain specified dates.

Valentis has initiated the process of transferring the quotation of its common stock to the OTC Bulletin Board maintained by the NASD. To facilitate the transition, and in accordance with Rule 15c2-11 under the Exchange Act, Empire Financial Group, Inc., a market-making firm, has submitted a Form 211 to initiate Valentis’ quotation on the OTC Bulletin Board to the NASD for its review. The NASD has not yet approved the Form 211. Pending the NASD’s approval of the Form 211, Valentis’ common stock will be quoted on the National Quotation Bureau’s Pink Sheets under the symbol “VLTS.PK.”

Valentis, Inc. was formed as the result of the merger of Megabios Corp. and GeneMedicine, Inc. in March 1999. Valentis is incorporated in Delaware. In August 1999, Valentis acquired U.K.-based PolyMASC Pharmaceuticals plc. Valentis is located in Burlingame, California, where its headquarters and remaining business operations are located.

Results of Operations

Three and nine months ended March 31, 2007 and 2006

Overview

For the quarter ended March 31, 2007, Valentis recorded net income of approximately $80,000, which primarily reflected the recognition of approximately $790,000 of non-recurring other income from the sale of its intellectual property assets, partially offset by expenses incurred as Valentis pursued strategic opportunities, including its potential merger with Urigen. Historically, Valentis has incurred significant losses primarily due to the advancement of its research and development programs and because Valentis has generated limited revenue. Valentis expects that operating results will fluctuate from quarter to quarter and that such fluctuations may be substantial. At March 31, 2007, Valentis’ accumulated deficit was approximately $242.7 million. Valentis expects to incur substantial losses for the foreseeable future and does not expect to generate revenue from the sale of products in the foreseeable future, if at all.

There have been no significant changes in Valentis’ critical accounting policies during the three months ended March 31, 2007 as compared to what was previously disclosed in its Annual Report on Form 10-K for the year ended June 30, 2006 filed with the SEC on September 28, 2006.

Revenue

Revenue recognized in the three and nine months ended March 31, 2007 and 2006 is as follows (in thousands):

	Three Months Ended March 31,		Nine Months Ended March 31,
	2007	2006	2007	2006
License and other revenue
GeneSwitch gene regulation	$46	$74	$83	$356
PINC gene delivery	—	11	33	44
PEGylation	—	—	85	120
Contract research	—	29	—	67
Manufacturing technology	185	—	370	—
Total revenue	$231	$114	$571	$587

Changes in revenue for the three and nine months ended March 31, 2007 and 2006 are explained below:

•       GeneSwitch gene regulation license revenue decreased by $28,000 and $273,000 in the three and nine months ended March 31, 2007, respectively, as compared to the corresponding periods of 2006. The decreases are primarily attributable to the cancellation of certain license agreements and the completion of sale of Valentis’ patents and intellectual property related to the GeneSwitch gene regulation technology in February 2007.

•       In October 2006, Valentis sold its patents and intellectual property related to the PINC gene delivery technology to another company. As a result, Valentis did not recognize any PINC gene delivery license revenue in the three months ended March 31, 2007.

•       Valentis did not recognize any PEGylation license revenue in the three months ended March 31, 2007 and 2006. PEGylation license revenue decreased by $35,000 in the nine months ended March 31, 2007 compared to the corresponding period of 2006. The decrease primarily reflected that certain revenue recognized in July 2005 was non-recurring.

•       Valentis did not recognize any contract research revenue in the three and nine months ended March 31, 2007 as Valentis ceased all research and development activities in July 2006.

•       Manufacturing technology revenue recognized in the three and nine months ended March 31, 2007 primarily reflected license fees received under agreements related to Valentis’ plasmid DNA manufacturing technology. Subsequent to the quarter ended March 31, 2007, in April 2007, Valentis granted a worldwide, exclusive right and license to APAC for the purpose of asserting Valentis’ patents related to its plasmid DNA manufacturing technology. APAC agreed to pay Valentis a continuing royalty equal to fifty percent of all amounts and other consideration actually received by APAC from its exercise of rights granted in the license. The agreement will become fully effective if APAC determines that its patents are satisfactory after a due diligence period of up to sixty days from April 12, 2007 (see Note 8 “Subsequent Event” in the Notes to the Unaudited Condensed Consolidated Financial Statements for more information).

Research and Development Expenses

Following Valentis’ July 2006 announcement regarding negative results in its Phase IIb clinical trial of VLTS 934 in patients with PAD, Valentis ceased all research and development activities on all of its potential products and technologies, including activities relating to its clinical trials. Valentis did not record any research and development expenses during the quarter ended March 31, 2007. For the nine months ended March 31, 2007, Valentis recorded $961,000 of research and development expenses, which primarily reflected expenses incurred prior to the cessation of all research and development activities related to its Phase IIb clinical trial of VLTS 934 in patients with PAD. For the three and nine months ended March 31, 2006, Valentis recorded $3.7 million and $9.3 million of research and development expenses, respectively, which primarily reflected expenses incurred relating to its Phase IIb clinical trial of VLTS 934 in patients with PAD.

General and Administrative Expenses

General and administrative expenses decreased approximately $399,000 and $37,000 to approximately $921,000 and $3.8 million for the quarter and nine months ended March 31, 2007, respectively, compared to approximately $1.3 million  and $3.8 million for the corresponding periods in 2006. The decreases primarily reflected lower expenses resulting from reductions of workforce, partially offset by expenses associated with Valentis’ pursuit of strategic opportunities, including the sale of certain assets and the potential merger with Urigen. Valentis expects general and administrative expenses to be at current levels going forward as Valentis proceeds towards the completion of its strategic opportunities, primarily including consummating its announced potential merger with Urigen.

Restructuring charges

Following its announcement regarding the results of its clinical trial for VLTS 934 in July 2006, Valentis announced restructuring activities, including a workforce reduction of approximately 55% of its employees on August 18, 2006. Further reductions of approximately 66% of its remaining workforce occurred through the ends of August and October 2006, including the termination of employment of John J. Reddington, Ph.D., DVM, its chief operating officer, and Joseph A. Markey, its vice president of finance and administration on October 31, 2006. Valentis anticipates further reductions of its remaining workforce as Valentis proceeds towards the completion of its strategic opportunities, primarily including consummating the proposed merger with Urigen. The total costs associated with the reduction in workforce are estimated to be between $1.1 million and $1.4 million, primarily related to severance benefits, of which $921,000 has been paid and recognized as restructuring charges as of March 31, 2007. The remaining costs related to the workforce reduction are expected to be paid and recognized as restructuring charges in the fiscal fourth quarter of 2007.

Other Income and Expenses, net

For the three and nine months ended March 31, 2007, other income and expenses, net primarily reflected nonrefundable proceeds received from the sale of most of Valentis’ remaining potential products and technologies and gains from sale of most of its remaining machinery, equipment and furniture and fixtures totaling approximately $790,000 and $2.4 million, respectively. These gains were recognized when payments were received, provided Valentis had no future performance or delivery obligations under the agreements. In addition, these gains were classified in Other Income and Expenses, Net because asset sales are part of Valentis’ efforts to pursue strategic opportunities, which include the potential merger with Urigen, the sale of certain assets or other actions (see Note 7 “Other Income and Expenses, Net” in the Notes to the Unaudited Condensed Consolidated Financial Statements for more information).

Stock-Based Compensation

For the three months ended March 31, 2007, Valentis recorded approximately $248,000 of stock-based compensation expenses, all of which was included in general and administrative expense. For the three months ended March 31, 2006, Valentis recorded approximately $425,000 of stock-based compensation expenses, of which $185,000 was included in research and development expense and $240,000 was included in general and administrative expense. The impact of stock-based compensation expenses on Valentis’ basic and diluted net loss per share in the three months ended March 31, 2007 and 2006 was a loss of $0.015 and $0.028 per share, respectively. Stock-based compensation had no impact on cash flow from operations and cash flow from financing activities for the three months ended March 31, 2007 and 2006.

For the nine months ended March 31, 2007, Valentis recorded approximately $1.1 million of stock-based compensation expenses, of which $209,000 was included in research and development expense and $930,000 was included in general and administrative expense. For the nine months ended March 31, 2006, Valentis recorded approximately $1.4 million of stock-based compensation expenses, of which $541,000 was included in research and development expense and $894,000 was included in general and administrative expense. The impact of stock-based compensation expenses on Valentis’ basic and diluted net loss per share in the nine months ended March 31, 2007 and 2006 was a loss of $0.067 and $0.096 per share, respectively. Stock-based compensation had no impact on cash flow from operations and cash flow from financing activities for the nine months ended March 31, 2007 and 2006. As of March 31, 2007, unamortized stock-based compensation expenses of approximately $1.3 million remain to be recognized over a weighted-average period of 2.2 years. Valentis amortizes stock-based compensation expenses on a straight-line basis over the vesting period.

Valentis did not grant any stock-based awards during the three and nine months ended March 31, 2007. Valentis estimated the fair value of stock options granted during the three and nine months ended March 31, 2006 using the Black-Scholes-Merton option pricing model. The assumptions used under this model are as follows: (i) due to insufficient historical option exercise data, the expected term of the options was estimated to be 6.1 years using the “simplified” method suggested in the SEC’s Staff Accounting Bulletin No. 107; (ii) expected volatility was estimated to be 125% based on its historical volatility that matched the expected term; (iii) risk-free rate of 4.0% is based on the United States Treasury yield curve in effect at the time of grant for periods corresponding with the expected term of the option; and (iv) Valentis assumed a zero percent dividend yield.

Fair value of stock awards granted is recognized as expense over the service period, net of estimated forfeitures. Valentis estimated forfeitures based on historical data and anticipated future conditions. The estimation of forfeitures requires significant judgment, and to the extent actual results or updated estimates differ from Valentis’ current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised.

LIQUIDITY AND CAPITAL RESOURCES

Valentis received a report from its independent registered public accounting firm regarding the consolidated financial statements for the fiscal year ended June 30, 2006, included in its Form 10-K filed with the SEC for the year ended June 30, 2006, that includes an explanatory paragraph stating that the financial statements were prepared assuming that Valentis will continue as a going concern. The explanatory paragraph identifies the following conditions, which raise substantial doubt about Valentis’ ability to continue as a going concern: (i) Valentis has incurred operating losses since inception, including a net loss of $15.3 million for the fiscal year ended June 30, 2006, and its accumulated deficit was $240.0 million at June 30, 2006, and (ii) Valentis anticipates requiring additional financial resources to fund its operation at least through June 30, 2007. Valentis has derived and may continue to derive additional financial resources from the sale or license of assets or other actions. Valentis anticipates that its current financial resources will be sufficient to enable it to continue operations through at least June 30, 2007 and to consummate its potential merger with Urigen. However, to the extent that its potential merger with Urigen is not completed, Valentis anticipates that it may have to sell or license additional assets to provide financial resources sufficient to allow it to continue operations beyond the fiscal fourth quarter 2007.

On July 11, 2006, Valentis announced that no statistically significant difference was seen in the primary endpoint or any of the secondary endpoints in its Phase IIb clinical trial of VLTS 934 in PAD. Valentis has no plans for further development of VLTS 934 or any of its other remaining potential products and technologies and Valentis are focused on pursuing strategic opportunities, including consummating its announced potential merger with Urigen and selling certain assets.

For the quarter ended March 31, 2007, Valentis recorded net income of approximately $80,000, which was primarily attributable to the recognition of approximately $790,000 of non-recurring other income from the sale of its intellectual property assets, partially offset by expenses incurred as Valentis pursued strategic opportunities, including its potential merger with Urigen. Historically, Valentis has incurred significant losses primarily due to the advancement of its research and development programs and because Valentis has generated limited revenue. Valentis’ accumulated deficit was $242.7 million at March 31, 2007. At March 31, 2007, Valentis had $1.1 million in cash, cash equivalents and investments. Since July 2006, Valentis has derived and may continue to derive financial resources from the sale or license of its assets or other actions. Valentis currently expects to have sufficient financial resources to continue its operations through June 2007.

If Valentis is unable to obtain the required financial resources to enable it to fund the completion of its potential merger with Urigen or any other strategic opportunities that may become available to it, or if Valentis is otherwise unsuccessful in completing any strategic alternative, its business, results of operation and financial condition would be materially adversely affected and Valentis may be required to liquidate.

In January and June 2004, June 2005 and March 2006, Valentis completed four separate private placements of common stock for gross proceeds of approximately $10.0 million, $12.0 million, $4.2 million and $5.3 million, respectively. In connection with these private placements, Valentis entered into registration rights agreements with the purchasers of its common stock. Pursuant to each of the registration rights agreements, Valentis filed with the SEC registration statements related to the shares issued to the purchasers and shares issuable upon the exercise of the warrants under the respective private placements. In the event that Valentis must suspend use of any registration statement for greater than 20 consecutive days or a total of 40 days in the aggregate during the time Valentis is required to keep such registration statement effective under the applicable registration rights agreement, then Valentis must pay to each applicable purchaser in cash 1.0% of the purchaser’s aggregate purchase price of the shares for the first month, as well as an additional 1.5% of the purchaser’s aggregate purchase price for each additional month thereafter, while the use of such registration statement has been suspended. Valentis currently expects to be required to maintain availability of the registration statements for at least two years following the applicable closing of the private placements.

In addition, under the securities purchase agreements entered into in connection with the private placements completed in June 2005 and March 2006, while there is an effective registration statement and if Valentis fails to deliver a stock certificate that is free of restrictive legends within three trading days upon delivery of such a request by a purchaser, Valentis is required to pay to the purchaser, for each $1,000 of shares of stock or shares issuable upon exercise of warrants requested, $10 per trading day for each trading day beginning five trading days after the delivery of the request, increasing to $20 per trading day after the first five trading days for which such damages have begun to accrue, until such certificate is delivered without restrictive legends.

As of January 15, 2007, Valentis terminated its then existing property leases without any material adverse effect. In February 2007, Valentis relocated to a nearby office space in Burlingame, California, and plans to remain there until completion of the proposed merger with Urigen. The lease is on a month-to-month basis at a rate of $3,000 per month, plus $350 per month in service fees, and is terminable upon 30 days’ notice.

The accompanying consolidated financial statements have been prepared assuming that Valentis will continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the matters discussed above.

Net cash used in operating activities for the nine months ended March 31, 2007 was approximately $3.8 million, which primarily reflected the net loss of approximately $2.7 million, adjusted for gain on disposal of assets of $582,000, non-cash share-based compensation expenses of $1.1 million, and the decrease of accrued liabilities of $1.8 million. Net cash used in operating activities for the nine months ended March 31, 2006 was approximately $9.6 million, which primarily reflected the net loss of approximately $12.3 million, non-cash share-based compensation expenses of approximately $1.4 million and an increase of accrued liabilities of approximately $1.0 million.

Net cash provided by investing activities for the nine months ended March 31, 2007 was approximately $1.4 million, which primarily reflected the proceeds received from disposal of assets of $604,000 and maturities of available-for-sale investments of $750,000. Net cash provided by investing activities was approximately $2.9 million for the nine months ended March 31, 2006, which reflected net maturities of available-for-sale investments.

Net cash used in financing activities for the nine months ended March 31, 2007 was approximately $11,000, which was attributable to repurchase of common stock. Net cash provide by financing activities for the nine months ended March 31, 2006 was approximately $5.0 million, which primarily reflected net proceeds received from the private placement of Valentis’ common stock in March 2006.

Results of Operations

Fiscal Years Ended June 30, 2006, 2005 and 2004

Revenue

Revenue recognized in the fiscal years ended June 30, 2006, 2005 and 2004 is as follows (in thousands):

	Year ended June 30,
	2006	2005	2004
License and milestone revenue:
GeneSwitch® licenses	$393	$1,021	$284
DNAVax™ gene delivery technology license and milestone	—	—	500
PINC™ gene delivery technology licenses	114	619	—
PEGylation technology licenses	120	—	6,500
	627	1,640	7,284
Contract research revenue	100	476	—
Other revenue	—	61	194
Total	$727	$2,177	$7,478

Changes in revenue for each of the fiscal years ended June 30, 2006, 2005 and 2004 are explained below:

•       The GeneSwitch® revenue recognized in fiscal 2006, 2005 and 2004 resulted primarily from license and annual license maintenance fees received under several agreements for our GeneSwitch® technology. The GeneSwitch® revenue recognized in fiscal 2005 included approximately $500,000 of license fees received from Schering AG that was non-recurring.

•       The DNAVax™ gene delivery technology license and milestone revenue of $500,000 recognized in fiscal 2004 consists of a milestone payment of $250,000 and a license fee of $250,000 received during fiscal 2004 under a license agreement related to our DNAVax™ delivery technology.

•       The PINC™ gene delivery technology revenue recognized in fiscal 2006 and 2005 resulted primarily from license and annual license maintenance fees received under several agreements for our PINC™ gene delivery technology. The PINC™ gene delivery technology revenue recognized in fiscal 2005 included approximately $500,000 of license fees received from Schering AG that was non-recurring.

•       The PEGylation revenue recognized in fiscal 2006 primarily reflected an exclusive worldwide license of our pegylated liposome technology. In July 2003, PolyMASC Pharmaceuticals plc, our wholly owed subsidiary, entered into a license and settlement agreement with ALZA Corporation, a unit of Johnson & Johnson. Under the agreement, PolyMASC settled its patent infringement litigation against ALZA and granted a worldwide, irrevocable and non-exclusive license to ALZA under its PEG-liposome patents. Non-recurring license revenue of $6.5 million was recognized from this agreement in fiscal 2004.

•       In fiscal 2006 and 2005, Valentis recognized $100,000 and $476,000 of contract research revenue under agreements with other companies, respectively. Under the agreements, Valentis is required to conduct research on the manufacturing of certain biological materials for other companies. The revenue was recognized based on research performed during the periods.

•       Other revenue of $61,000 and $194,000 recognized in fiscal 2005 and 2004, respectively, consisted primarily of profit sharing and royalties received under a plasmid DNA manufacturing agreement.

Revenue derived from corporate collaborations and licenses helps Valentis fund its operations and may increase in the future if Valentis is successful in establishing new collaborations and additional licensing of its technology. If Valentis is unsuccessful in establishing new collaborations, additional licensing and grants, revenues may decline. Therefore, a reduction in funds for conducting research and development, clinical trial, manufacturing, marketing and sales efforts may occur.

Valentis has no plans for further development of any of its potential products and technologies and its sole current focus is on assessing its strategic opportunities. As a result, Valentis’ collaborators may exercise their contractual rights to terminate their collaboration arrangements with Valentis. Valentis expects that each of its corporate collaborations will be terminated according to the terms of the respective contracts underlying such collaborations moving forward.

Costs and Expenses

Costs of contract research were $93,000 and $521,000 for fiscal years ended June 30, 2006 and 2005, respectively, which consisted of costs incurred for contract research on the manufacturing of biological materials for other companies and included direct and related overhead expenses and costs of general and administrative support. Valentis did not have contract research arrangements with other companies prior to the fiscal year ended June 30, 2005.

Research and development expenses were $11.2 million, $9.2 million and $10.1 million for the fiscal years ended June 30, 2006, 2005 and 2004, respectively. The increase in expenses in fiscal 2006 compared to 2005 primarily reflects increased expenses related to VLTS 934 Phase IIb clinical trial and stock-based compensation expenses recorded in the year ended June 30, 2006. The decrease in expenses in fiscal 2005 compared to 2004 primarily reflects decreased expenses for the Deltavasc™ PAD Phase IIa clinical trial, which completed the dosing of patients in June 2004 and resulted in a fall off in clinical trial expenses. The decrease was partially offset by expenses incurred for the commencement of the VLTS 934 Phase IIb clinical trial in March 2005. In light of the July 2006 announcement of negative results in the VLTS 934 Phase IIb clinical trial, Valentis has no plans for further development of VLTS 934 or any of or other remaining product candidates and technologies. Valentis is currently assessing its strategic opportunities, which include the sale or merger of the business, the sale or license of certain assets or other actions.

All of Valentis’ research and development expenses for the fiscal years ended June 30, 2006, 2005 and 2004 were incurred in connection with the development of novel peripheral arterial disease therapeutics.

General and administrative expenses were $5.0 million, $3.8 million and $3.9 million for the fiscal years ended June 30, 2006, 2005 and 2004, respectively. The increase in expenses in fiscal 2006 compared to 2005 was primarily attributable to stock-based compensation expenses recorded in fiscal 2006. The decrease in expenses in fiscal 2005 compared to 2004 was primarily attributable to lower depreciation and clinical support expenses in fiscal 2005, partially offset by expenses recorded in fiscal 2005 for the issuance of warrants to non-employees for services provided. In light of the July 2006 announcement of negative results in the VLTS 934 Phase IIb clinical trial, Valentis has no plans for further development of VLTS 934 or any of or other remaining product candidates and technologies. Valentis’ general and administrative staff are assessing our strategic opportunities, which include the sale or merger of the business, the sale or license of certain assets or other actions. Valentis expects general and administrative expenses to decline going forward as it determines to pursue, and complete, any of the strategic opportunities that may be available to it.

Interest Income and Other Income and Expense, net

Interest income and other income and expense, net was approximately $244,000, $193,000 and $4,000 in fiscal 2006, 2005 and 2004, respectively. The increase in interest income and other income and expense, net in fiscal 2006 compared to 2005 was primarily attributable to lower state franchise tax expenses incurred in fiscal 2006. The increase in interest income and other income and expense, net in fiscal 2005 compared to 2004 was primarily attributable to higher interest income derived from higher investment balances in fiscal 2005. Valentis did not incur any interest expenses for fiscal 2006, 2005 and 2004.

New Accounting Pronouncements

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, or SFAS No. 154, a replacement of APB Opinion No. 20, Accounting Changes, and FASB No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. It is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 will have material impact on our consolidated results of operations and financial condition.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), or FAS 123R, Share-Based Payment. FAS 123R supersedes Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” and requires companies to recognize compensation expense, using a fair-value based method, for costs related to share-based payments, including stock options and employee stock purchase plans. FAS 123R permits public companies to adopt its requirements using either the modified prospective or modified retrospective transition method.

Valentis adopted FAS 123R on July 1, 2005 using the modified prospective transition method, which requires that stock-based compensation cost is recognized for all awards granted, modified or settled after the effective date as well as for all awards granted to employees prior to the effective date that remain unvested as of the effective date (see Note 2 for more information).

Liquidity and Capital Resources

As discussed elsewhere in this report, including further below, Valentis has received a report from its independent registered public accounting firm regarding the consolidated financial statements for the fiscal year ended June 30, 2006 that includes an explanatory paragraph stating that the financial statements have been prepared assuming Valentis will continue as a going concern. The explanatory paragraph states the following conditions, which raise substantial doubt about Valentis’ ability to continue as a going concern: (i) Valentis has incurred operating losses since inception, including a net loss of $15.3 million for the fiscal year ended June 30, 2006, and Valentis’ accumulated deficit was $240.0 million at June 30, 2006 and (ii) Valentis anticipates requiring additional financial resources to enable it to fund its operations through at least June 30, 2007. These funds may be derived from the sale or license of assets or other actions. Valentis expects that its current financial resources will be sufficient to enable it to continue operations through June 30, 2007 and to consummate its potential merger with Urigen. Management’s plans as to these matters are also described in Note 1 to the consolidated financial statements.

If Valentis is unable to complete its potential merger with Urigen or if Valentis is otherwise unsuccessful in completing any strategic alternative, its business, results of operation and financial condition would be materially adversely affected and it may be required to wind up its operations and liquidate.

Subsequent to the fiscal year ended June 30, 2006, on July 11, 2006, Valentis announced that no statistically significant difference was seen in the primary endpoint or any of the secondary endpoints in our Phase IIb clinical trial of VLTS 934 in PAD. Valentis has no plans for further development of VLTS 934 or any of its other remaining potential products and technologies and is assessing strategic opportunities, which include the sale or merger of its business, the sale of certain assets or other actions.

In conjunction with its assessment of strategic opportunities, Valentis reduced its workforce by eliminating 55% of its employees on August 18, 2006. Further reductions in workforce of approximately 66% occurred at the ends of August and October. Valentis anticipates further reductions of its remaining workforce as it proceeds towards the completion of its strategic opportunities, primarily including consummating the proposed merger with Urigen. The total costs associated with the reductions in workforce are estimated to be between $525,000 and $1.4 million, primarily related to severance benefits, which will be recorded in the fiscal first quarter of 2007, and paid in the fiscal first and second quarters of 2007.

Since its inception, Valentis has financed its operations principally through public and private issuances of its common and preferred stock and funding from collaborative arrangements. Valentis has used the net proceeds from the sale of the common and preferred stock for general corporate purposes, which has included funding research, development and product manufacturing, increasing its working capital, reducing indebtedness, pursuing and completing acquisitions or investments in businesses, products or technologies that are complementary to Valentis’ own, and capital expenditures. Valentis expects that proceeds received from any future issuance of stock, if any, will be used to fund its efforts to pursue and consummate strategic opportunities that may be available to it.

In March 2006, Valentis completed a private placement, in which Valentis issued and sold 2,100,000 shares of its common stock and warrants, exercisable for a five-year period, to purchase up to 1,072,500 additional shares of Valentis’ common stock at $2.50 per unit, for net proceeds of approximately $5.0 million. The warrants are exercisable at $3.00 per share.

Valentis entered into registration rights agreements with the purchasers in the March 2006 Private Placement. Pursuant to the registration rights agreements, Valentis filed with the Securities and Exchange Commission registration statements related to the shares issued to the purchasers and shares issuable upon the exercise of the warrants in the March 2006 private placement. In the event Valentis must suspend use of the registration statements for greater than 20 consecutive days or a total of 40 days in the aggregate during the time Valentis is required to keep the registration statement effective under the registration rights agreements, then it must pay to each purchaser in cash 1.0% of the purchaser’s aggregate purchase price of the shares for the first month, as well as an additional 1.5% of the purchaser’s aggregate purchase price for each additional month thereafter, while the use of the registration statements has been suspended. Valentis currently expects to be required to maintain availability of the registration statement for at least two years following the applicable closing.

In addition, under the securities purchase agreement entered into in connection with the March 2006 private placement, while there is an effective registration statement and if Valentis fails to deliver a stock certificate that is free of restrictive legends within three trading days upon delivery of such a request by a purchaser of the March 2006 private placement, Valentis is required to pay to the purchaser, for each $1,000 of shares of stock or shares issuable upon exercise of warrants requested, $10 per trading day for each trading day beginning five trading days after the delivery of the request, increasing to $20 per trading day after the first five trading days for which such damages have begun to accrue, until such certificate is delivered without restrictive legends.

Valentis leased its facilities under operating leases. These leases expired in January 2007.

Minimal annual rental commitments under the operating leases at June 30, 2006 are as follows (in thousands):

Year ended June 30,
2007	$1,201
2008	458
$1,659

As a result of the July 2006 announcement regarding negative results in its Phase IIb clinical trial of VLTS 934, Valentis is currently assessing its strategic opportunities including the sale or merger of the business, the sale or license of certain assets and the resolution of property leases, which Valentis believes will be resolved without material adverse effect.

Valentis’ capital expenditures were $33,000, $8,000 and $7,000 in fiscal 2006, 2005 and 2004, respectively. Valentis does not expect additional capital expenditures going forward as it determines to pursue, and complete, any of the strategic opportunities that may be available to it, including the sale or merger of the business or sale of certain assets.

Net cash used in operating activities for the year ended June 30, 2006 was approximately $13.2 million, which primarily reflected the net loss of $15.3 million, adjusted for non-cash stock-based compensation expenses of $1.5 million and the decreases in receivable, deposits and other assets of $700,000. Net cash used in operating activities for the year ended June 30, 2005 was approximately $12.1 million, which primarily reflected the net loss of $11.1 million and the decreases in accrued liabilities of $1.2 million related to compensation and clinical trial expenses. Net cash used in operating activities for the year ended June 30, 2004 was approximately $3.9 million, which primarily consisted of a net loss of approximately $6.5 million, an increase in accrued clinical trial expenses of approximately $1.1 million and non-cash depreciation expenses of approximately $1.4 million. Valentis expects net cash used in operating activities to decrease going forward as additional personnel depart and Valentis determines to pursue, and complete, any of the strategic opportunities that may be available to it, including the sale or merger of the business or sale of certain assets.

Net cash provided by investing activities was approximately $2.9 million and $7.3 million for the fiscal years ended June 30, 2006 and 2005, respectively, which primarily reflected the maturities of available-for-sale investments. Net cash used in investing activities for the fiscal years ended June 30, 2004 was approximately $10.9 million, which was primarily attributable to the purchases of marketable securities.

Net cash provided by financing activities was approximately $5.0 million, $4.1 million and $21.1 million for the fiscal years ended June 30, 2006, 2005 and 2004, respectively, which consisted primarily of net proceeds received from private placements of Valentis’ common stock and warrants.

Except for the quarter ended September 30, 2003, in which Valentis reported net income of approximately $3.4 million resulting principally from the $6.5 million non-recurring license revenue recognized under the license and settlement agreement with ALZA Corporation (see Note 13 “ALZA License and Settlement Agreement” in Valentis’ Notes to Consolidated Financial Statements), Valentis has experienced net losses since its inception through June 30, 2006, and reported a net loss of $15.3 million for the fiscal year ended June 30, 2006. Valentis’ accumulated deficit was $240.0 million at June 30, 2006. At June 30, 2006, Valentis had $4.3 million in cash, cash equivalents and investments, and Valentis anticipates requiring additional financial resources to enable it to fund the completion of any strategic opportunities it may pursue, including a potential merger or sale of the business. These funds may be derived from the sale or license of assets or other actions. Valentis expects these funds to allow Valentis to carry-on operations until fiscal second or third quarter 2007. The accompanying consolidated financial statements have been prepared assuming that Valentis will continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the matters discussed above.

Critical Accounting Policies

Clinical trial expenses

Valentis believes the accrual for clinical trial expense represents its most significant estimate used in the preparation of the consolidated financial statements. Valentis’ accruals for clinical trial expenses are based in part on estimates of services received and efforts expended pursuant to agreements established with clinical research organizations and clinical trial sites. Valentis has a history of contracting with third parties that perform various clinical trial activities on its behalf in the ongoing development of its biopharmaceutical drugs. The financial terms of these contracts are subject to negotiations and may vary from contract to contract and may result in uneven payment flows. Valentis determines its estimates through discussion with internal clinical personnel and outside service providers as to progress or stage of completion of trials or services and the agreed upon fee to be paid for such services. The objective of Valentis’ clinical trial accrual policy is to reflect the appropriate trial expenses in its financial statements by matching period expenses with period services and efforts expended. In the event of early termination of a clinical trial, Valentis accrues expenses associated with an estimate of the remaining, non-cancelable obligations associated with the winding down of the trial. Valentis’ estimates and assumptions for clinical trial expenses have been materially accurate in the past. Following Valentis’ July 2006 announcement regarding the negative results of its Phase IIb clinical trial of VLTS 934 in patients with PAD, Valentis has ceased all research and development activities on all of its potential products and technologies.

Revenue Recognition

Revenue arrangements with multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered item has value to the customer on a stand-alone basis and whether there is objective and reliable evidence of the fair value of the undelivered items. Consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are considered separately for each of the separate units.

Non-refundable up-front payments received in connection with research and development collaboration agreements, including technology advancement funding that is intended for the development of our core technology, are deferred and recognized on a straight-line basis over the relevant period specified in the agreement, generally the research term.

Revenue related to research with Valentis’ corporate collaborators is recognized as research services are performed over the related funding periods for each contract. Under these agreements, Valentis is required to perform research and development activities as specified in each respective agreement. The payments received under each respective agreement are not refundable and are generally based on a contractual cost per full-time equivalent employee working on the project. Research and development expenses under the collaborative research agreements approximate or exceed the revenue recognized under such agreements over the terms of the respective agreements. Deferred revenue may result when Valentis does not incur the required level of effort during a specific period in comparison to funds received under the respective contracts. Payments received relative to substantive, at-risk incentive milestones, if any, are recognized as revenue upon achievement of the incentive milestone event because Valentis has no future performance obligations related to the payment. Incentive milestone payments are triggered either by results of Valentis’ research efforts or by events external to it, such as regulatory approval to market a product. Following Valentis’ July 2006 announcement regarding the negative results in its Phase IIb clinical trial of VLTS 934 in patients with PAD, Valentis has ceased all research and development activities on all of its potential products and technologies, including under its agreements with corporate collaborators.

Valentis also has licensed technology to various biotechnology, pharmaceutical and contract manufacturing companies. Under these arrangements, Valentis receives nonrefundable license payments in cash. These payments are recognized as revenue when received, provided Valentis has no future performance or delivery obligations under these agreements. Otherwise, revenue is deferred until performance or delivery is satisfied. Certain of these license agreements also provide the licensee an option to acquire additional licenses or technology rights for a fixed period of time. Fees received for such options are deferred and recognized at the time the option is exercised or expires unexercised. Additionally, certain of these license agreements involve technology that Valentis has licensed or otherwise acquired through arrangements with third parties pursuant to which Valentis is required to pay a royalty equal to a fixed percentage of amounts received by it as a result of licensing this technology to others. Such royalty obligations are recorded as a reduction of the related revenue. Furthermore, Valentis receives royalty and profit sharing payments under a licensing agreement with a contract manufacturing company. Royalty and profit sharing payments are recognized as revenue when received. Valentis is not currently providing contract research services for research and development manufacturing of biological materials for other companies. Under its existing service contracts, Valentis generally receives payments based on a contractual cost per full-time equivalent employee working on the project. Revenue is recognized for actual research work performed during the period.

Stock-Based Compensation

In December 2004, the FASB issued FAS 123R, Share-Based Payment. FAS 123R supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and requires companies to recognize compensation expense, using a fair-value based method, for costs related to share-based payments including stock options and employee stock purchase plans. Valentis adopted FAS 123(R) on July 1, 2005. Prior to the adoption, Valentis disclosed such expenses on a pro forma basis in the notes to its financial statements. For the year ended June 30, 2006, Valentis recorded approximately $1.45 million of stock-based compensation expenses, of which $503,000 was included in research and development expense and $944,000 was included in general and administrative expense.

Valentis estimated the fair value of stock options granted during the year ended June 30, 2006 using the Black-Scholes-Merton option pricing model. The weighted-average assumptions used under this model were as follows: 1) Due to insufficient relevant historical option exercise data, the expected term of the options was estimated to be 6.1 years using the “simplified” method suggested in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107; 2) Expected volatility was estimated to be 143% based on Valentis’ historical volatility that matched the expected term; 3) Risk-free interest rate of 4.5% is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected term of the option; 4) Valentis assumed a zero percent dividend yield. In addition, under FAS 123R, fair value of stock options granted is recognized as expense over the vesting period, net of estimated forfeitures. Estimated annual forfeiture rate was based on historical data and anticipated future conditions. The estimation of forfeitures requires significant judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised (See Note 2 “Stock-Based Compensation” in our Notes to the Consolidated Financial Statements for more information).

Contractual Obligations

Valentis contractual obligations as of June 30, 2006 were as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Facility lease obligations(1)	$1,659	$1,201	$458	$—	$—
Purchase obligations(2)	—	—	—	—	—
Total	$1,659	$1,201	$458	—	—

(1)          Valentis leases office facilities under noncancelable operating leases that expired in January 2007. In connection with the leases, Valentis has security deposits for $39,000.

(2)          Outstanding purchase orders for ongoing operations. Payments of these obligation are subject to the provision of services or products.

As a result of the July 2006 announcement regarding negative results in our Phase IIb clinical trial of VLTS 934, Valentis is currently assessing its strategic opportunities including the sale or merger of the business, the sale or license of certain assets and the resolution property leases, which the Company believes will be resolved without material adverse effect.

Off Balance Sheet Arrangements

At June 30, 2006 and 2005, Valentis did not have any off balance sheet arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT VALENTIS’ MARKET RISK

Valentis’ exposure to market risk for changes in interest rates relates primarily to its investment portfolio. Valentis maintains a strict investment policy that ensures the safety and preservation of its invested funds by limiting default risk, market risk and reinvestment risk. Valentis’ cash and cash equivalents consist of cash and money market accounts. Valentis’ investments consist primarily of commercial paper, medium term notes, United States Treasury notes and obligations of United States Government agencies and corporate bonds. The table below presents notional amounts and related weighted-average interest rates for Valentis’ investment portfolio (in thousands, except percentages) as of March 31, 2007. All of Valentis’ market risk sensitive instruments mature within a year from the balance sheet date.

As of March 31, 2007
Cash equivalents
Estimated market value	$152
Average interest rate	5.20%
Total cash equivalents and investment securities	$152
Average interest rate	5.20%

LEGAL MATTERS

The validity of the shares of Valentis common stock being offered hereby will be passed on by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California. Smith, Gambrell & Russell, LLP, Atlanta, Georgia, will deliver an opinion to Urigen as to certain federal income tax consequences of the merger. See the section entitled “Material U.S. Federal Income Tax Consequences” in this joint proxy statement/prospectus.

EXPERTS

The consolidated financial statements of Valentis, Inc. at June 30, 2006 and 2005, and for each of the three years in the period ended June 30, 2006, included in this Joint Proxy Statement of Valentis, Inc., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report (which contain an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Urigen Holdings, Inc. included in this prospectus related to the audit as of June 30, 2006 and for the period from July 18, 2005 (date of inception) through June 30, 2006 have been so included in reliance on the report of Burr, Pilger & Mayer LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Valentis files annual, quarterly, current and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Valentis files at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site that contains annual, quarterly, current and special reports, proxy statements and other information regarding issuers that file electronically with the SEC, including Valentis, at http://www.sec.gov.

As of the date of this joint proxy statement/prospectus, Valentis has filed a registration statement on Form S-4 to register with the SEC the Valentis common stock that Urigen stockholders will be entitled to receive in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Valentis, as well as a proxy statement of Valentis and Urigen for their respective annual and special stockholder meetings.

Valentis has supplied all information contained in this joint proxy statement/prospectus relating to Valentis, and Urigen has supplied all information contained in this joint proxy statement/ prospectus relating to Urigen.

If you would like to request documents from Valentis or Urigen, please send a request in writing or by telephone to either Valentis or Urigen at the following address:

Valentis, Inc. 533 Airport Blvd., Suite 400 Burlingame, California 94010 Telephone: (650) 697-1900 Attn: Investor Relations	Urigen N.A., Inc. c/o The Investor Relations Group, Inc. 11 Stone Street, 3rd Floor New York, New York 10004 Phone: (212) 825-3210

You should rely only on the information contained in this joint proxy statement/prospectus to vote your shares at the Valentis annual meeting or the Urigen special meeting. Neither Valentis nor Urigen has authorized anyone to provide you with information that differs from that contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated June 12, 2007. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this joint proxy statement/prospectus to stockholders nor the issuance of shares of Valentis common stock in the merger shall create any implication to the contrary.

Information on Valentis’ Website

Information on any Valentis website is not part of this joint proxy statement/prospectus and you should not rely on that information in deciding whether to approve any of the proposals described in this joint proxy statement/prospectus, unless that information is also in this joint proxy statement/prospectus.

Information on Urigen’s Website

Information on any Urigen website is not part of this joint proxy statement/prospectus and you should not rely on that information in deciding whether to approve any of the proposals described in this joint proxy statement/prospectus, unless that information is also in this joint proxy statement/prospectus.

OTHER MATTERS

Stockholder Proposals

The deadline for stockholders to submit proposals to be considered for inclusion in the combined company’s proxy statement for next year’s annual meeting of stockholders is January 29, 2008. Such proposals may be included in next year’s proxy statement if they comply with certain rules and regulations promulgated by the SEC and the procedures set forth in the combined company’s bylaws, as amended, which, among other things, require notice to be delivered or mailed and received at the combined company’s executive offices. In addition, the deadline for stockholders to submit proposals, including director nominations, that will be included in the combined company’s proxy statement for next year’s annual meeting of stockholders is on or before February 29, 2008 (120 days prior to June 28, 2008, the anniversary of the date of the Valentis annual meeting).

VALENTIS, INC.

Consolidated Financial Statements
for the Years Ended June 30, 2006, 2005 and 2004
and
Condensed Consolidated Financial Statements
for the Three and Nine Months Ended March 31, 2007 and 2006 (Unaudited)

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Valentis, Inc.

We have audited the accompanying consolidated balance sheets of Valentis, Inc. as of June 30, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Valentis, Inc. as of June 30, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that Valentis, Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred losses since inception, including a net loss of $15.3 million for the year ended June 30, 2006 and its accumulated deficit was $240 million at June 30, 2006. Additionally, the Company anticipates requiring additional financial resources to fund its operations at least through June 30, 2007. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans as to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

As discussed in Note 1 to the consolidated financial statements, in fiscal year 2006, Valentis, Inc. changed its method of accounting for stock-based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”.

/s/ ERNST & YOUNG LLP
Palo Alto, California
September 27, 2006

VALENTIS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	June 30,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$3,598	$8,865
Short-term investments	750	3,648
Interest and other receivables	87	357
Prepaid expenses and other current assets	280	337
Total current assets	4,715	13,207
Property and equipment, net	37	39
Goodwill	409	409
Other assets	97	497
Total assets	$5,258	$14,152
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$91	$265
Accrued compensation	889	496
Accrued clinical trial costs	730	863
Other accrued liabilities	705	959
Total current liabilities	2,415	2,583
Stockholders’ equity:
Common stock, $.001 par value, 190,000,000 shares authorized; 17,087,737 and 14,833,379 shares issued and outstanding at June 30, 2006 and 2005, respectively	17	15
Additional paid-in capital	243,493	236,889
Accumulated other comprehensive loss	(693)	(698)
Accumulated deficit	(239,974)	(224,637)
Total stockholders’ equity	2,843	11,569
Total liabilities and stockholders’ equity	$5,258	$14,152

VALENTIS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year ended June 30,
	2006	2005	2004
License and milestone revenue	$627	$1,640	$7,284
Contract research revenue	100	476	—
Other revenue	—	61	194
Total revenue	727	2,177	7,478
Costs and operating expenses:
Cost of contract research revenue	93	521	—
Research and development	11,228	9,169	10,054
General and administrative	4,987	3,763	3,912
Total operating expenses	16,308	13,453	13,966
Loss from operations	(15,581)	(11,276)	(6,488)
Interest income	279	285	90
Other income and expense, net	(35)	(92)	(86)
Net loss	$(15,337)	$(11,083)	$(6,484)
Basic and diluted net loss per share	$(0.99)	$(0.85)	$(0.81)
Shares used in computing basic and diluted net loss per common share	15,453	13,028	8,024

VALENTIS, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(in thousands, except share amounts)

				Accumulated
			Additional	Other		Total
	Common Stock		Paid-In	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Capital	Loss	Deficit	Equity
Balance at June 30, 2003	5,555,708	$6	$210,399	$(746)	$(207,070)	$2,589
Issuance of common stock pursuant to Employee Stock Purchase Plan and 401(k) Plan	77,351	—	237	—	—	237
Issuance of common stock pursuant to a license termination agreement	185,000	—	433	—	—	433
Stock options granted to non-employees for services rendered	—	—	80	—	—	80
Disgorgement of Short-Swing Profits	—	—	133	—	—	133
Exercise of warrants	65,722	—	197	—	—	197
Private placement of common stock and warrants, net of issuance costs of $2,358	7,112,826	7	20,658	—	—	20,665
Net loss	—	—	—	—	(6,484)	(6,484)
Net unrealized loss on available for sale securities	—	—	—	(13)	—	(13)
Foreign currency translation adjustment	—	—	—	53	—	53
Total comprehensive loss	—	—	—	—	—	(6,444)
Balance at June 30, 2004	12,996,607	13	232,137	(706)	(213,554)	17,890
Issuance of common stock pursuant to Employee Stock Purchase Plan and 401(k) Plan	34,981	—	80	—	—	80
Stock options and warrants granted to non-employees for services rendered	—	—	516	—	—	516
Stock issued to non-employees for services rendered	18,796	—	52	—	—	52
Disgorgement of Short-Swing Profits	—	—	29	—	—	29
Exercise of warrants	102,155	—	198	—	—	198
Private placement of common stock and warrants, net of issuance costs of $324	1,680,840	2	3,877	—	—	3,879
Net loss	—	—	—	—	(11,083)	(11,083)
Net unrealized gain on available for sale securities	—	—	—	8	—	8
Total comprehensive loss	—	—	—	—	—	(11,075)
Balance at June 30, 2005	14,833,379	15	236,889	(698)	(224,637)	11,569
Issuance of common stock pursuant to Stock Plans and 401(k) Plan, net	154,358	—	85	—	—	85
Stock-based compensation expenses—non-employees	—	—	63	—	—	63
Stock-based compensation expenses—employees	—	—	1,447	—	—	1,447
Private placement of common stock and warrants, net of issuance costs of $239	2,100,000	2	5,009	—	—	5,011
Net loss	—	—	—	—	(15,337)	(15,337)
Net unrealized gain on available for sale securities	—	—	—	5	—	5
Total comprehensive loss	—	—	—	—	—	(15,332)
Balance at June 30, 2006	17,087,737	$17	$243,493	$(693)	$(239,974)	$2,843

VALENTIS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended June 30,
	2006	2005	2004
Cash flows from operating activities
Net loss	$(15,337)	$(11,083)	$(6,484)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation	35	48	1,439
Loss (gain) on disposal of assets	—	—	(8)
Stock options, stock and warrants granted to non-employees for services rendered	63	529	80
Employee Stock-based compensation	1,447	—	—
401(k) stock contribution matching expense	62	55	55
Changes in operating assets and liabilities:
Interest and other receivables	270	(167)	(3)
Prepaid expenses and other assets	57	(32)	(82)
Deferred revenue	—	(100)	(75)
Deposits and other assets	400	—	—
Accounts payable	(174)	58	41
Accrued liabilities	6	(1,376)	1,101
Other	—	—	53
Net cash used in operating activities	(13,171)	(12,068)	(3,883)
Cash flows from investing activities
Purchase of property and equipment	(33)	(8)	(7)
Proceeds from sale of property and equipment	—	—	8
Purchases of available-for-sale investments	(5,522)	(10,474)	(12,234)
Maturities of available-for-sale investments	8,425	17,768	1,287
Net cash provided by (used in) investing activities	2,870	7,286	(10,946)
Cash flows from financing activities
Payments on long-term debt	—	—	(9)
Proceeds from issuance of common stock, net of repurchases	5,034	4,131	21,064
Net cash provided by financing activities	5,034	4,131	21,055
Net increase (decrease) in cash and cash equivalents	(5,267)	(651)	6,226
Cash and cash equivalents, beginning of year	8,865	9,516	3,290
Cash and cash equivalents, end of year	$3,598	$8,865	$9,516
Supplemental disclosure of cash flow information:
Income taxes and Interest paid	$—	$—	$—
Schedule of non-cash transactions:
Pre-paid expenses recorded for stock issued to a non-employee for services rendered	$—	$39	$—
Stock issued for prior year accrued 401(k) matching contributions	$—	$—	$113
Stock issued for prior year accrued lease termination fees	$—	$—	$433

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2006

1.                 ORGANIZATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Valentis, Inc. (“Valentis”, “the Company”, “we” or “us”) was formed from the merger of Megabios Corp. and GeneMedicine, Inc. (“GeneMedicine”) in March 1999. In August 1999, the Company acquired PolyMASC Pharmaceuticals plc (“PolyMASC”). Valentis is incorporated in the State of Delaware.

Valentis is a biotechnology company that was previously engaged in the development of innovative products for peripheral artery disease, or PAD. PAD is due to chronic inflammation of the blood vessels of the legs leading to the formation of plaque, which obstructs blood flow.

On July 11, 2006 Valentis announced negative results for its Phase IIb clinical trial of VLTS 934 in PAD. Valentis also announced that it has no plans for further development of the product and is assessing strategic opportunities, which include the sale or merger of the business, the sale of certain assets or other actions.

Except for the quarter ended September 30, 2003, in which the Company reported net income of approximately $3.4 million resulting principally from the $6.5 million non-recurring license revenue recognized under the license and settlement agreement with ALZA Corporation (see Note 13 “ALZA License and Settlement Agreement” in our Notes to Consolidated Financial Statements), Valentis has experienced net losses since its inception through June 30, 2006, and reported a net loss of $15.3 million for the fiscal year ended June 30, 2006. The accumulated deficit was $240.0 million at June 30, 2006.

At June 30, 2006, Valentis had $4.3 million in cash, cash equivalents and investments, and the Company anticipates requiring additional financial resources to enable the Company to fund the completion of a potential merger or sale of the business. These funds may be derived from the sale or license of assets or other actions. We expect these funds to allow Valentis to carry-on operations at least until fiscal second or third quarter 2007.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the matters discussed above.

The consolidated financial statements include the accounts of Valentis and its wholly owned subsidiary, PolyMASC. The Company translates the assets and liabilities of its foreign subsidiary stated in local functional currency to U.S. dollars at the rates of exchange in effect at the end of the period. Revenues and expenses are translated using rates of exchange in effect during the period. Gains and losses from currency translation are included in other comprehensive income (loss).

Revenue Recognition

Revenue arrangements with multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered item has value to the customer on a stand-alone basis and whether there is objective and reliable evidence of the fair value of the undelivered items. Consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are considered separately for each of the separate units.

Non-refundable up-front payments received in connection with research and development collaboration agreements, including technology advancement funding that is intended for the development of the Company’s core technology, are deferred and recognized on a straight-line basis over the relevant period specified in the agreement, generally the research term.

Revenue related to research with the Company’s corporate collaborators is recognized as research services are performed over the related funding periods for each contract. Under these agreements, the Company is required to perform research and development activities as specified in each respective agreement. The payments received under each respective agreement are not refundable and are generally based on a contractual cost per full-time equivalent employee working on the project. Research and development expenses under the collaborative research agreements approximate or exceed the revenue recognized under such agreements over the terms of the respective agreements. Deferred revenue may result when the Company does not incur the required level of effort during a specific period in comparison to funds received under the respective contracts. Payments received relative to substantive, at-risk incentive milestones, if any, are recognized as revenue upon achievement of the incentive milestone event because the Company has no future performance obligations related to the payment. Incentive milestone payments are triggered either by results of the Company’s research efforts or by events external to the Company, such as regulatory approval to market a product.

The Company also has licensed technology to various biotechnology, pharmaceutical and contract manufacturing companies. Under these arrangements, the Company receives nonrefundable license payments in cash. These payments are recognized as revenue when received, provided the Company has no future performance or delivery obligations under these agreements. Otherwise, revenue is deferred until performance or delivery is satisfied. Certain of these license agreements also provide the licensee an option to acquire additional licenses or technology rights for a fixed period of time. Fees received for such options are deferred and recognized at the time the option is exercised or expires unexercised. Additionally, certain of these license agreements involve technology that the Company has licensed or otherwise acquired through arrangements with third parties pursuant to which the Company is required to pay a royalty equal to a fixed percentage of amounts received by the Company as a result of licensing this technology to others. Such royalty obligations are recorded as a reduction of the related revenue. Furthermore, the Company receives royalty and profit sharing payments under a licensing agreement with a contract manufacturing company. Royalty and profit sharing payments are recognized as revenue when received. The Company also provides contract research services for research and development manufacturing of biological materials for other companies. Under these contracts, the Company generally receives payments based on a contractual cost per full-time equivalent employee working on the project. Revenue is recognized for actual research work performed during the period.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valentis believes the accrual for clinical trial expense represents its most significant estimate used in the preparation of its consolidated financial statements. Valentis’ accruals for clinical trial expenses are based in part on estimates of services received and efforts expended pursuant to agreements established with clinical research organizations and clinical trial sites. The Company has a history of contracting with third parties that perform various clinical trial activities on behalf of Valentis in the ongoing development of its biopharmaceutical drugs. The financial terms of these contracts are subject to negotiations and may vary from contract to contract and may result in uneven payment flows. The Company determines its estimates through discussion with internal clinical personnel and outside service providers as to progress or stage of completion of trials or services and the agreed upon fee to be paid for such services. The objective of Valentis’ clinical trial accrual policy is to reflect the appropriate trial expenses in its consolidated financial statements by matching period expenses with period services and efforts expended. In the event of early termination of a clinical trial, the Company accrues expenses associated with an estimate of the remaining, non-cancelable obligations associated with the winding down of the trial.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 123 (revised 2004, or FAS 123R), “Share-Based Payment”. FAS 123R supersedes Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and requires companies to recognize compensation expense, using a fair-value based method, for costs related to share-based payments, including stock options and employee stock purchase plans. FAS 123R permits public companies to adopt its requirements using either the modified prospective or modified retrospective transition method.

The Company adopted FAS 123R on July 1, 2005 using the modified prospective transition method, which requires that stock-based compensation cost is recognized for all awards granted, modified or settled after the effective date as well as for all awards granted to employees prior to the effective date that remain unvested as of the effective date (see Note 2  for more information).

Research and Development Expenses

Research and development expenses, which consist of costs incurred for independent and collaborative research and development and include direct and research- related overhead expenses and the costs of funding clinical studies, are expensed as incurred.

Cash, Cash Equivalents and Investments

Cash equivalents consist of highly liquid investments with original maturities at the date of purchase of three months or less. Short-term investments mature in less than one year from the balance sheet date.

Valentis classifies its cash equivalents and investments as “available-for-sale.” Such investments are recorded at fair value, determined based on quoted market prices, and unrealized gains and losses, which are considered to be temporary, are recorded as other comprehensive income (loss) in a separate component of stockholders’ equity until realized. The cost of securities sold is based on the specific identification method.

The Company places its cash, cash equivalents, and investments with financial institutions with high credit quality, in commercial paper and corporate debt with high credit ratings, and in U.S. government and government agency securities. Therefore, the Company believes that its exposure due to concentration of credit risk is minimal and has not experienced credit losses on investments in these instruments to date.

Depreciation and Amortization

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets (generally three to seven years). Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the applicable lease term.

Goodwill and Intangible Assets

Goodwill consists of the goodwill related to Valentis’ acquisition of PolyMASC. Prior to July 1, 2002, amortization of goodwill and purchased intangibles was calculated on the straight-line basis over the estimated useful lives of the intangible assets of three years, and amortization of assembled workforce and goodwill was included as a separate item on the Consolidated Statements of Operations. Effective July 1, 2002, assembled workforce and goodwill are no longer being amortized but are subject to an impairment analysis on at least an annual basis in accordance with the requirements of Statement of Financial Accounting Standards No. 142, (“SFAS 142”) “Goodwill and Other Intangible Assets”. The Company performed impairment analyses in accordance with SFAS 142 at June 30, 2006, 2005 and 2004, and determined that in each case goodwill was not impaired.

Long-Lived Assets

Valentis accounts for its long-lived assets under Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets”. In accordance with SFAS 144, Valentis identifies and records impairment losses, as circumstances dictate, on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The Company’s long-lived assets consist primarily of machinery and equipment and leasehold improvements.

Net Loss Per Share

Basic earnings per share is computed by dividing income or loss applicable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, net of certain common shares outstanding that are held in escrow or subject to Valentis’ right of repurchase. Diluted earnings per share include the effect of options and warrants, if dilutive. Diluted net loss per share has not been presented separately as, given our net loss position for all periods presented, the result would be anti-dilutive.

A reconciliation of shares used in the calculation of basic and diluted net loss per share follows (in thousands, except per share amounts):

	Year ended June 30,
	2006	2005	2004
Net loss	$(15,337)	$(11,083)	$(6,484)
Basic and Diluted:
Weighted average shares of common stock outstanding	15,537	13,123	8,211
Less: Shares in escrow, subject to return	(2)	(2)	(2)
Less: Shares subject to repurchase	—	(93)	(185)
Less: Shares subject to forfeiture	(82)	—	—
Weighted-average shares of common stock used in computing net loss per share	15,453	13,028	8,024
Basic and diluted net loss per share	$(0.99)	$(0.85)	$(0.81)

The computation of basic net loss per share excludes the following shares of common stock, which are outstanding but are held in escrow or subject to Valentis’ right to repurchase or forfeiture:

•       A total of 2,106 shares of common stock issued in December 2002 in partial consideration for a license agreement. The 2,106 shares of common stock are held in escrow and will be released when certain conditions in the license agreement are met.

•       92,500 and 185,000 weighted average shares of common stock that were subject to a repurchase option of the Company as of June 30, 2005 and 2004, respectively.

•       A weighted average total of 82,330 shares of common stock that were subject to shares vest based on continued employment during the year ended June 30, 2006.

The following options and warrants have been excluded from the calculation of diluted net loss per share because the effect of inclusion would be antidilutive.

•       Options to purchase 3,717,787 shares of common stock at a weighted average price of $6.14 per share, options to purchase 2,319,674 shares of common stock at a weighted average price of $8.45 per share and options to purchase 1,744,280 shares of common stock at a weighted average price of $11.24 per share at June 30, 2006, 2005 and 2004, respectively.

•       Warrants to purchase 4,749,075 shares of common stock at a weighted average price of $3.85 per share, warrants to purchase 3,666,575 shares of common stock at a weighted average price of $4.09 per share and warrants to purchase 2,821,625 shares of common stock at a weighted average price of $8.69 per share at June 30, 2006, 2005 and 2004, respectively.

The options, common stock warrants, shares of common stock held in escrow and shares of outstanding common stock subject to our right of repurchase will be included in the calculation of income (loss) per share at such time as the effect is no longer antidilutive, as calculated using the treasury stock method for options and warrants.

401(k) Plan

In April 1997, the Board of Directors adopted the 1997 Valentis, Inc. 401(k) Plan (the “401(k) Plan”) in accordance with Section 401(k) of the Internal Revenue Code. All employees who complete at least 1,000 hours of service during the year are eligible to participate in the 401(k) Plan. Participants may elect to have up to 75% of their annual salary, not to exceed the annual dollar limit set by law, deferred and contributed to the 401(k) Plan. Valentis has the discretion to make a matching contribution in common stock each year for every dollar contributed to the 401(k) Plan. The stock match vests according to the employee’s years of employment with the Company (see Note 11).

Recent Accounting Pronouncements

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS No. 154), a replacement of APB Opinion No. 20, Accounting Changes, and FASB No. 3, Reporting Accounting Changes in Interim Financial Statements SFAS No. 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. It is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 will have material impact on our consolidated results of operations and financial condition.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 123 (revised 2004, or FAS 123R), “Share-Based Payment”. FAS 123R supersedes Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and requires companies to recognize compensation expense, using a fair-value based method, for costs related to share-based payments, including stock options and employee stock purchase plans. FAS 123R permits public companies to adopt its requirements using either the modified prospective or modified retrospective transition method.

The Company adopted FAS 123R on July 1, 2005 using the modified prospective transition method, which requires that stock-based compensation cost is recognized for all awards granted, modified or settled after the effective date as well as for all awards granted to employees prior to the effective date that remain unvested as of the effective date (see Note 2 for more information).

Business Segments

Valentis has no product revenue and operates in one business segment, the research and development of cardiovascular therapeutics and associated delivery systems.

2.                 STOCK-BASED COMPENSATION

In accordance with FAS 123R, the Company recorded approximately $1.45 million of stock-based compensation expenses for the year ended June 30, 2006, of which $503,000 was included in research and development expense and $944,000 was included in general and administrative expense. The adoption of FAS 123R had the impact of a loss of $0.09 on the Company’s net loss per share for the year ended June 30, 2006. The adoption of FAS 123R had no impact on cash flow from operations and cash flow from financing activities for the year ended June 30, 2006. As of June 30, 2006, unamortized stock-based compensation expenses of approximately $1.3 million remain to be recognized over a weighted-average period of 1.8 years. The Company amortizes stock-based compensation expenses on a straight-line basis over the vesting period.

The Company estimated the fair value of stock options granted during the year ended June 30, 2006 using the Black-Scholes-Merton option pricing model. The weighted-average assumptions used under this model are as follows: 1) Due to insufficient relevant historical option exercise data, the expected term of the options was estimated to be 6.1 years using the “simplified” method suggested in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107; 2) Expected volatility was estimated to be 143% based on the Company’s historical volatility that matched the expected term; 3) Risk-free interest rate of 4.5% is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected term of the option; 4) The Company assumed a zero percent dividend yield. In addition, under FAS 123R, fair value of stock options granted is recognized as expense over the vesting period, net of estimated forfeitures. Estimated annual forfeiture rate was based on historical data and anticipated future conditions. The estimation of forfeitures requires significant judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised.

Prior to the adoption of FAS 123R on July 1, 2005, Valentis accounted for its stock-based employee compensation expenses under the recognition and measurement provision of APB 25, “Accounting for Stock Issued to Employees,” and related interpretations. Under APB 25, if the exercise price of Valentis’ employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized. The following table illustrates the effect on net loss and net loss per share if the fair value method of FAS 123 had been applied to the years ended June 30, 2005 and 2004.

	Year ended June 30,
	2005	2004
Net loss applicable to common stockholders—as reported	$(11,083)	$(6,484)
Deduct: Stock-based employee stock compensation expense determined under SFAS 123	(3,195)	(1,880)
Net loss applicable to common stockholders—pro forma	$(14,278)	$(8,364)
Net loss applicable to common stockholders per share—as reported	$(0.85)	$(0.81)
Net loss applicable to common stockholders per share—pro forma	$(1.10)	$(1.04)

The weighted-average assumptions used for the valuation of options granted during the years ended June 30, 2005 and 2004 were as follows: expected term of 4.2 years and 2.5 years; risk-free interest rate of 4.22% and 4.19%; expected volatility of 120% and 98%; and expected dividend yield of zero percent and zero percent, respectively.

At June 30, 2006, the Company has the following stock-based compensation plans:

The 1997 Equity Incentive Plan, as amended and restated in December 2005 (the “Incentive Plan”), provides for grants of stock options and awards to employees, directors and consultants of Valentis. The exercise price of options granted under the Incentive Plan is determined by the Board of Directors but cannot be less than 100% of the fair market value of the common stock on the date of the grant. Generally, options under the Incentive Plan vest 25% one year after the date of grant and on a pro rata basis over the following 36 months and expire upon the earlier of ten years after the date of grant or 90 days after termination of employment. Options granted under the Incentive Plan cannot be repriced without the prior approval of Valentis’ stockholders. As of June 30, 2006, an aggregate of 3.7 million shares have been authorized for issuance and options to purchase approximately 3.1 million shares of common stock had been granted under the Incentive Plan.

Pursuant to the terms of the 1998 Non-Employee Directors’ Plan, as amended and restated in December 2004 (the “Director’s Plan”), each non-employee director, other than a non-employee director who currently serves on the Board of Directors, automatically shall be granted, upon his or her initial election or appointment as a non-employee director, an option to purchase 26,000 shares of common stock, and each person who is serving as a non-employee director on the day following each Annual Meeting of Stockholders automatically shall be granted an option to purchase 10,000 shares of common stock. Generally, options under the 1998 Non-Employee Directors’ Plan vest monthly and expire upon the earlier of ten years after the date of grant or 90 days after termination of employment. As of June 30, 2006, an aggregate of 575,000 shares have been authorized for issuance under the Directors’ Plan, and options to purchase approximately 319,000 shares of common stock had been granted to non-employee directors under the Directors’ Plan.

The 2001 Nonstatutory Incentive Plan, as amended and restated in May 2003 (the “NQ Plan”), provides for grants of nonstatutory stock options to employees, directors and consultants of Valentis. The exercise price of options granted under the NQ Plan is determined by the Board of Directors but cannot be less than 100% of the fair market value of the common stock on the date of the grant. Generally, options under the NQ Plan vest 25% one year after the date of grant and on a pro rata basis over the following 36 months and expire upon the earlier of ten years after the date of grant or 90 days after termination of employment. Options granted under the NQ Plan cannot be repriced without the prior approval of Valentis’ stockholders. As of June 30, 2006, an aggregate of 690,000 shares have been authorized for issuance and options to purchase approximately 452,000 shares had been granted under the NQ Plan.

In May 2003, the Board of Directors adopted the 2003 Employee Stock Purchase Plan (the “Purchase Plan”) covering an aggregate of 600,000 shares of common stock. The Purchase Plan was approved by stockholders in May 2003 and is qualified under Section 423 of the Internal Revenue Code. The Purchase Plan is designed to allow eligible employees of Valentis to purchase shares of common stock through periodic payroll deductions. The price of common stock purchased under the Purchase Plan must be equal to at least 85% of the lower of the fair market value of the common stock on the commencement date of each offering period or the specified purchase date. 515,500 shares reserved under the Purchase Plan remain available for issuance as of June 30, 2006.

In fiscal year 2006 and 2004, Valentis granted options to consultants to purchase 50,000 and 152,000 shares of common stock, respectively. There were no options granted to consultants in fiscal year 2005. Options granted to consultants are periodically revalued as they vest in accordance with SFAS 123 and EITF 96-18 using the Black-Scholes option-pricing model. Assumptions used for valuing the options for fiscal 2006 were an estimated volatility of 133%, risk free interest rate of 4.61%, no dividend yield and an expected life of each option of 7.72 years. Assumptions used for valuing the options for fiscal 2005 were an estimated volatility of 115%, risk free interest rate of 4.26%, no dividend yield and an expected life of each option of 8.74 years. Assumptions used for valuing the options for 2004 were an estimated volatility of 90%, risk free interest rate of 4.29%, no dividend yield and an expected life of each option of 10 years. Expenses of approximately $63,000, $63,000 and $80,000 were recognized in fiscal 2006, 2005 and 2004, respectively, related to these grants.

In August 2004, the Company issued warrants, exercisable at any time for a five-year period, to purchase a total of 100,000 shares of common stock to four individuals who are non-employees of Valentis. These warrants are exercisable at $6.30 per share. The Company estimated the fair value of the warrants using the Black-Scholes option-pricing model and recorded the resulting general and administrative expense of $454,000 in the year ended June 30, 2005. Assumptions used for valuing these warrants were an estimated volatility of 96%, risk free interest rate of 3.64%, no dividend yield and an expected life of 5 years.

In April 2005, the Company obtained the consulting services of an investor relations company. Pursuant to a services agreement, the Company paid a cash fee of $100,000 and issued 18,796 shares of Valentis’ common stock, at an aggregated fair value of approximately $52,000, to the investor relations company. The total compensation of approximately $152,000 for consulting services is being expensed ratably over the term of the agreement of one year. For the year ended June 30, 2006 and 2005, the company recorded $14,000 and $38,000 of general and administrative expenses under this agreement, respectively.

Activity under all option plans for the year ended June 30, 2006 was as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
				(in 000s)
Options outstanding at June 30, 2003	1,002,327	$22.04
Options granted	779,450	$4.46
Options exercised	—	—
Options forfeited	(37,497)	$165.86
Options outstanding at June 30, 2004	1,744,280	$11.24	9.14	$4,832
Options granted	692,354	$6.09
Options exercised	—	—
Options forfeited	(116,960)	$36.20
Options outstanding at June 30, 2005	2,319,674	$8.45	8.45	$66
Options granted	1,500,250	$2.91
Options exercised	—	—
Options forfeited	(41,428)	$3.91
Options expired	(60,709)	$15.64
Options outstanding at June 30, 2006	3,717,787	$6.14	8.29	$761
Options exercisable at June 30, 2006	1,599,162	$9.69	7.38	$81

The weighted average fair value of options granted during the years ended June 30, 2006, 2005 and 2004 was $2.69, $4.76 and $2.98, respectively. Unrecognized compensation with respect to options that will be recognized in future periods was approximately $1.2 million at June 30, 2006.

There was no nonvested share activity under our stock option plans during the years ended June 30, 2005 and 2004. Nonvested share activity under our stock option plans for the year ended June 30, 2006 was as follows:

	Year Ended June 30, 2006
	Nonvested Number of Shares	Weighted Average Grant Date Fair Value
Beginning balance	—
Grants	106,810	$2.80
Shares vested	(44,508)	$2.80
Ending nonvested balance	62,302	$2.80

Unrecognized compensation with respect to nonvested shares that will be recognized in future periods was approximately $100,000 at June 30, 2006.

During the year ended June 30, 2006, the Company issued 38,613 shares of common stock to employees under the 2003 Employee Stock Purchase Plan and recorded approximately $43,000 of compensation expenses. Unrecognized compensation that will be recognized in future periods was approximately $111,854 at June 30, 2006.

3.                 FINANCIAL INSTRUMENTS

At June 30, 2006 and 2005, financial instruments held by the Company consist of the following (in thousands):

	Amortized Cost	Unrealized Gain/(Loss)	Estimated Fair Value
June 30, 2006
Money market mutual funds	$2,936	$—	$2,936
Commercial paper	$699	—	$699
Corporate debt securities	750	—	750
	4,385	—	4,385
Less amounts classified as cash equivalents	(3,635)	—	(3,635)
Total short-term investments	$750	$—	$750
June 30, 2005
Money market mutual funds	$7,664	$—	$7,664
Commercial paper	$499	—	$499
Corporate debt securities	3,653	(5)	3,648
	11,816	(5)	11,811
Less amounts classified as cash equivalents	(8,163)	—	(8,163)
Total short-term investments	$3,653	$(5)	$3,648

Unrealized gains or losses have not been material and have been presented net. There were no realized gains or losses in any period presented. The Company’s cash and cash equivalents, interest and other receivables, and accounts payable are carried at historical cost, which approximates fair value because of the short-term nature of these accounts.

4.                 ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive loss is comprised of net loss and other comprehensive loss. Other comprehensive loss includes certain changes to stockholders’ equity of the Company that are excluded from net loss. The components of accumulated other comprehensive loss are as follows (in thousands):

	June 30, 2006	June 30, 2005
Unrealized loss on available-for-sale securities	$—	$(5)
Foreign currency translation adjustments	(693)	(693)
Accumulated other comprehensive loss	$(693)	$(698)

5.                 COLLABORATIVE, LICENSE AND RESEARCH AGREEMENTS

Revenue recognized in the fiscal years ended June 30, 2006, 2005 and 2004 is as follows (in thousands):

	Year ended June 30,
	2006	2005	2004
License and milestone revenue:
GeneSwitch® licenses	$393	$1,021	$284
DNAVax™ gene delivery technology license and milestone	—	—	500
PINC™ gene delivery technology licenses	114	619	—
PEGylation technology licenses	120	—	6,500
	627	1,640	7,284
Contract research revenue	100	476	—
Other revenue	—	61	194
Total	$727	$2,177	$7,478

To date, substantially all revenue has been generated by collaborative research and development agreements, from corporate partners, and from licensees, and only minimal revenue has been generated from royalties on sales of the GeneSwitch® gene regulation system to the research market. Under the terms of corporate collaborations, Valentis historically received research and development funding on a quarterly basis in advance of associated research and development costs.

Other license-out agreements

Valentis has licensed-out its proprietary GeneSwitch® gene regulation technology on a non-exclusive basis to Wyeth-Ayerst Laboratories, GlaxoSmithKline, LARNAX GmbH, Schering AG and Organon Laboratories, LTD for research purposes. In addition, the Company has licensed its gene delivery technology on a non-exclusive basis to IDM Pharma, Inc and on a exclusive basis to Juvaris BioTherapeutics. Further, the Company has licensed to Schering AG the exclusive, worldwide rights to its GeneSwitch® gene regulation and gene delivery technologies to develop and commercialize two gene-based therapeutic products. These agreements generally include (i) up front payments and annual maintenance fees, which are non-cancelable and recognized at the time of contract signing; and, (ii) milestone and royalty payments. Revenues, in aggregate, recognized from these agreements were approximately $627,000, $1.6 million and $784,000 for the fiscal year ended June 30, 2006, 2005 and 2004, respectively. The Company has also granted a license to ALZA Corporation under a license and settlement agreement related to its PEGylation technology. Valentis recognized $6.5 million of license revenue in fiscal 2004 under this agreement (See Note 13).

Valentis has established a non-exclusive cross license with Genzyme Corporation in which Genzyme receives rights to GeneSwitch® gene regulation technology for research use and Valentis receives certain rights to Genzyme’s plasmid DNA manufacturing technology

Valentis has entered into contract research agreements with other companies. Under the agreements, we are required to conduct research on the manufacturing of certain biological materials for other companies. For the years ended June 30, 2006 and 2005, we recognized approximately $100,000 and $476,000 of contract research revenue, respectively, based on research performed during the years, and recorded approximately $93,000 and $521,000 of costs of contract research, respectively, which included direct and related overhead expenses incurred and costs of general and administrative support.

Sponsored research agreements

Valentis has entered into several sponsored research agreements with universities. These agreements are generally cancelable by either party upon written notice and may be extended by mutual consent of both parties. Research and development expenses are recognized as the related services are performed, generally ratably over the period of service. Expenses under these agreements were approximately $57,000, $74,000 and $55,000 for the fiscal years ended June 30, 2006, 2005 and 2004, respectively.

6.                 OTHER ACQUIRED TECHNOLOGY

In April 1999, Valentis acquired rights to intellectual property related to the DEL-1 gene and protein. DEL-1 is a novel extracellular matrix protein involved in early growth and development of blood vessels and bone that has been demonstrated to have potential application in the treatment of certain vascular diseases by stimulating angiogenesis. Valentis is obligated to make payments to Vanderbilt University upon the achievement of certain milestones, to share revenue received from sublicensing at a specified rate, and to make royalty payments on sales of products, if any. As of June 30, 2006, no revenues have been derived from the license of this technology.

7. PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):

	June 30,
	2006	2005
Machinery and equipment	$6,309	$6,287
Furniture and fixtures	1,262	1,251
Leasehold improvements	9,868	9,868
	17,439	17,406
Less accumulated depreciation and amortization	(17,402)	(17,367)
Property and equipment, net	$37	$39

8.                 GOODWILL

At June 30, 2006 and 2005, goodwill is associated with the acquisitions of PolyMASC Pharmaceuticals, plc. in fiscal 2000. The Company performed impairment analyses in accordance with SFAS 142 and determined that goodwill was not impaired during any of the periods presented.

9.                 OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following (in thousands):

	June 30,
	2006	2005
Accrued research and development expenses	$172	$208
Accrued rent	50	80
Accrued property and use taxes	98	378
Accrued legal expenses	124	121
Accrued accounting fees	194	60
Other	67	112
Total	$705	$959

10.          COMMITMENTS

Operating Lease

We lease our facilities under operating leases. These leases expire in October 2007 with renewal options at the end of the initial terms to extend the leases for an additional five years.

Minimal annual rental commitments under the operating leases at June 30, 2006 are as follows (in thousands):

Year ended June 30,
2007	$1,201
2008	458
$1,659

Aggregate future minimum sublease income to be received under the Company’s facility subleases as of June 30, 2006 totals approximately $526,000, which will offset rent expense in the fiscal year ended June 30, 2007. Gross rent expense for the fiscal years ended June 30, 2006, 2005 and 2004 was approximately $1.5 million, $1.2 million and $677,000, respectively. Gross sublease income for the fiscal years ended June 30, 2006, 2005 and 2004 was approximately $652,000, $517,000 and $502,000, respectively.

As a result of the July 2006 announcement regarding negative results in our Phase IIb clinical trial of VLTS 934, Valentis is currently assessing its strategic opportunities including the sale or merger of the business, the sale or license of certain assets and the resolution property leases, which the Company believes will be resolved without material adverse effect.

Restricted Cash

At June 30, 2006, the Company had approximately $58,000 of restricted cash, which is required by its bank for the establishment of a standby letter of credit related to the Company’s utility services. The restricted cash of approximately $58,000 is included in other assets in the consolidated balance sheet as of June 30, 2006, 2005 and 2004.

Guarantees

In the ordinary course of its business, the Company makes certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These include indemnities of clinical investigators and contract research organizations involved in the development of the Company’s clinical stage products, indemnities of contract manufacturers and indemnities to directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets. However, the Company accrues for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable and in accordance with SFAS No. 5, Accounting for Contingencies. No such losses have been recorded to date.

Liquidated Damages Contingencies

In January and June 2004, June 2005 and March 2006, the Company completed four separate private placements of common stock (see Note 11) for gross proceeds of approximately $10.0 million, $12.0 million, $4.2 million and $5.3 million, respectively.

The Company entered into registration rights agreements with the purchasers in these four private placements of common stock. Pursuant to the registration rights agreements, the Company filed with the Securities and Exchange Commission registration statements related to the shares issued to the purchasers and shares issuable upon the exercise of the warrants under the private placements. In the event the Company must suspend use of the registration statements for greater than 20 consecutive days or a total of 40 days in the aggregate during the time the Company is required to keep the registration statement effective under the registration rights agreements, then the Company must pay to each purchaser in cash 1.0% of the purchaser’s aggregate purchase price of the shares for the first month, as well as an additional 1.5% of the purchaser’s aggregate purchase price for each additional month thereafter, while the use of the registration statements has been suspended. The Company currently expects to be required to maintain availability of the registration statement for at least two years following the applicable closing.

In addition, under the securities purchase agreement entered into in connection with the private placements completed in June 2005 and March 2006, while there is an effective registration statement and if the Company fails to deliver a stock certificate that is free of restrictive legends within three trading days upon delivery of such a request by a purchaser, the Company is required to pay to the purchaser, for each $1,000 of shares of stock or shares issuable upon exercise of warrants requested, $10 per trading day for each trading day beginning five trading days after the delivery of the request, increasing to $20 per trading day after the first five trading days for which such damages have begun to accrue, until such certificate is delivered without restrictive legends.

11.          STOCKHOLDERS’ EQUITY

Common Stock

In January 2004, Valentis completed a private placement of 4,878,047 shares of common stock at $2.05 per share along with warrants, exercisable for a five-year period, to purchase 1,951,220 shares of common stock at $3.00 per share, resulting in net proceeds to the Company of approximately $9.4 million.

In June 2004, the Company completed another private placement, in which the Company issued and sold 2,234,779 shares of common stock and warrants, exercisable for a five-year period, to purchase 670,431 shares of common stock at $5.4075 per unit, resulting in net proceeds of approximately $11.2 million. The warrants are exercisable at $6.98 per share. In addition, the Company issued to Jefferies & company, Inc., the placement agent of the private placement, warrants to purchase 223,478 shares of common stock at $5.4075 per share, exercisable for a five-year period.

In June 2005, the Company completed an additional private placement, in which the Company issued and sold 1,680,840 shares of the Company’s common stock and warrants, exercisable for a five-year period, to purchase up to 840,420 additional shares of the Company’s common stock at $2.50 per unit, for net proceeds of approximately $3.9 million. The warrants are exercisable at $3.51 per share. In addition, the Company issued to the designees of Reedland Capital Partners, the placement agent of the private placement, warrants to purchase 63,000 shares of common stock at $3.29 per share, exercisable for a five-year period.

In March 2006, the Company completed one more private placement, in which the Company issued and sold 2,100,000 shares of the Company’s common stock and warrants, exercisable for a five-year period, to purchase up to 1,050,000 additional shares of the Company’s common stock at $2.50 per unit, for net proceeds of approximately $5.0 million. The warrants are exercisable at $3.00 per share. In addition, the Company issued to the designees of Griffin Securities, Inc., the placement agent of the private placement, warrants to purchase 22,500 shares of common stock at $3.00 per share, exercisable for a five-year period.

In August 2004, the Company issued warrants, exercisable at any time for a five-year period, to purchase a total of 100,000 shares of common stock to four individuals who are non-employees of Valentis. These warrants are exercisable at $6.30 per share. The Company estimated the fair value of the warrants using the Black-Scholes option-pricing model and recorded the resulting general and administrative expense of $454,000 in the year ended June 30, 2005. Assumptions used for valuing these warrants were an estimated volatility of 96%, risk free interest rate of 3.64%, no dividend yield and an expected life of 5 years.

In April 2005, the Company obtained the consulting services of an investor relations company. Pursuant to a services agreement, the Company paid a cash fee of $100,000 and issued 18,796 shares of Valentis’ common stock, at an aggregated fair value of approximately $52,000, to the investor relations company. The total compensation of approximately $152,000 for consulting services is being expensed ratably over the term of the agreement of one year. For the year ended June 30, 2006 and 2005, the company recorded $14,000 and $38,000 of general and administrative expenses under this agreement, respectively.

Stock Issued Under the Valentis Inc. 401(k) Plan

Pursuant to the Valentis, Inc. 401(k) Plan (the “401(k) Plan”), the Company made matching contributions to all eligible participants who had elective deferrals during calendar year 2005, 2004 and 2003, equal to 25% of each such eligible participant’s elective deferrals during such year in the form of shares of the Company’s Common Stock. In fiscal 2006, Valentis contributed 24,336 shares of its common stock to the 401(k) Plan as the Company’s fiscal 2006 matching contributions. In fiscal 2005, Valentis contributed 20,016 shares of its common stock to the 401(k) Plan as the Company’s fiscal 2005 matching contributions. In fiscal 2004, Valentis contributed 9,927 shares of its common stock to the 401(k) Plan as the Company’s fiscal 2004 matching contributions. Compensation expense related to this match was approximately $62,000, $55,000 and $55,000 in fiscal 2006, 2005 and 2004, respectively.

Shares of Common Stock Reserved for Issuance

At June 30, 2006, shares of common stock reserved for future issuance are as follows:

Number of shares
Common stock warrants	4,749,075
401(k) Plan—employer matching contributions	152,219
Employee stock purchase plan	515,500
Stock option plans	4,858,190
Total	10,274,984

12.          INCOME TAXES

For financial reporting purposes, income (loss) before taxes includes the following components (in thousands):

	Year ended June 30,
	2006	2005	2004
Pre-tax income (loss):
United States	$(15,337)	$(11,083)	$(14,596)
Foreign	—	—	8,112
Total pre-tax loss	$(15,337)	$(11,083)	$(6,484)

There is no provision for income taxes because the Company has incurred operating losses. Deferred income taxes reflect the net tax effects of operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows (in thousands):

	June 30,
	2006	2005
Deferred tax assets:
Net operating loss	$77,855	$72,900
Research and development credits	3,908	3,600
Capitalized research and development	23,292	22,500
Other	129	100
Total deferred tax assets	105,184	99,100
Valuation allowance	(105,184)	(99,100)
Net deferred tax assets	$—	$—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance reflected increases of approximately $6.1 million and $4.2 million during 2006 and 2005, respectively.

As of June 30, 2006, the Company had net operating loss carryforwards for federal income tax purposes of approximately $206.9 million, which expire in the years 2007 through 2026, and federal research and development tax credits of approximately $2.9 million, which expire in the years 2008 through 2026.

As of June 30, 2006, the Company had net operating loss carryforwards for state income tax purposes of approximately $94.8 million, which expire in the years 2007 through 2016, and state research, and development tax credits of approximately $1.5 million, which do not expire.

Utilization of the net operating losses and credit carryforwards may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.

13.          ALZA LICENSE AND SETTLEMENT AGREEMENT

In July 2003, our wholly owned subsidiary, PolyMASC Pharmaceuticals plc., settled its patent infringement litigation against ALZA Corporation, a unit of Johnson & Johnson. Under the license and settlement agreement, PolyMASC received $6.5 million, and granted a worldwide license to ALZA under its PEG-liposome patents. The agreement resolves pending patent infringement litigation in the

United States and Germany, as well as Opposition proceedings in Japan and before the European Patent Office. The $6.5 million payment received under the license and settlement agreement was recorded as license revenue in the first quarter of fiscal 2004.

14.          SUBSEQUENT EVENTS

In conjunction with the assessing of our strategic opportunities, we reduced our workforce by eliminating 55% of our employees on August 18, 2006. Further reductions in workforce are anticipated. The total costs associated with the reduction in workforce on August 18, 2006 and anticipated further reductions are estimated to be between $525,000 and $1.4 million, primarily related to severance benefits, which will be recorded in the fiscal first quarter of 2007, and paid in the fiscal first and second quarters of 2007.

In August 2006, we received a Nasdaq Staff Deficiency Letter on August 23, 2006 indicating that the Company fails to comply with the minimum bid price requirement for continued listing set forth in Marketplace Rule 4310(c)(4). Therefore, in accordance with Marketplace Rule 4310(c)(8)(D), the Company is provided 180 days to regain compliance. If at any time during the next 180 days, the bid price of Valentis’ common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, Nasdaq will provide written notification that the Company complies with the minimum bid price requirements.

15.          QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	Quarter
	First	Second	Third	Fourth
	(in thousands, except per share data)
2006
Revenue	$327	$146	$114	$140
Costs and operating expenses	3,967	4,119	5,014	3,208
Net loss	(3,589)	(3,901)	(4,850)	(2,997)
Basic and diluted net loss per share	(0.24)	(0.26)	(0.32)	(0.17)
2005
Revenue	$1,172	$124	$324	$557
Costs and operating expenses	4,301	2,615	3,358	3,179
Net loss	(3,099)	(2,416)	(2,977)	(2,591)
Basic and diluted net loss per share	(0.24)	(0.19)	(0.23)	(0.19)

VALENTIS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	March 31, 2007	June 30, 2006
	(unaudited)	(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$1,114	$3,598
Short-term investments	—	750
Interest and other receivables	1	87
Prepaid expenses and other current assets	267	280
Total current assets	1,382	4,715
Property and equipment, net	6	37
Goodwill	409	409
Other assets	—	97
Total assets	$1,797	$5,258
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3	$91
Accrued compensation	249	889
Accrued clinical trial costs	12	730
Other accrued liabilities	258	705
Total current liabilities	522	2,415
Stockholders’ equity:
Common stock, $0.001 par value, 190,000,000 shares authorized; 17,067,284 and 17,087,737 shares issued and outstanding at March 31, 2007 and June 30, 2006, respectively	17	17
Additional paid-in capital	244,621	243,493
Accumulated other comprehensive loss	(693)	(693)
Accumulated deficit	(242,670)	(239,974)
Total stockholders’ equity	1,275	2,843
Total liabilities and stockholders’ equity	$1,797	$5,258

See accompanying notes.

VALENTIS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2007	2006	2007	2006
License and other revenue	$231	$114	$571	$587
Total revenue	231	114	571	587
Operating expenses:
Research and development	—	3,694	961	9,299
General and administrative	921	1,320	3,764	3,801
Restructuring charges	22	—	921	—
Total operating expenses	943	5,014	5,646	13,100
Loss from operations	(712)	(4,900)	(5,075)	(12,513)
Interest income	2	50	38	208
Other income and expenses	790	—	2,341	(35)
Net income (loss)	$80	$(4,850)	$(2,696)	$(12,340)
Income (loss) per common share
Basic	$0.00	$(0.32)	$(0.16)	$(0.83)
Diluted	$0.00	$(0.32)	$(0.16)	$(0.83)
Weighted-average shares used in computing net income (loss) per common share
Basic	17,056	15,112	17,048	14,933
Diluted	17,071	15,112	17,048	14,933

See accompanying notes.

VALENTIS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	Nine Months Ended March 31,
	2007	2006
Cash flows from operating activities:
Net loss	$(2,696)	$(12,340)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation	9	28
Gain on sale of assets	(582)	—
Stock-based compensation	1,139	1,435
401(k) stock contribution matching expense	—	62
Changes in operating assets and liabilities:
Interest and other receivables	86	309
Prepaid expenses and other assets	110	(92)
Deferred revenue	—	27
Accounts payable	(88)	(43)
Accrued liabilities	(1,805)	996
Net cash used in operating activities	(3,827)	(9,618)
Cash flows from investing activities:
Purchase of property and equipment	—	(32)
Proceeds from sale of assets	604	—
Purchase of available-for-sale investments	—	(5,522)
Maturities of available-for-sale investments	750	8,425
Net cash provided by investing activities	1,354	2,871
Cash flows from financing activities:
Proceeds from issuance of common stock, net of repurchases	(11)	5,016
Net cash provided by (used in) financing activities	(11)	5,016
Net decrease in cash and cash equivalents	(2,484)	(1,731)
Cash and cash equivalents, beginning of period	3,598	8,865
Cash and cash equivalents, end of period	$1,114	$7,134

See accompanying notes.

VALENTIS, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.                 Basis of Presentation

The accompanying condensed consolidated financial statements are unaudited and have been prepared by Valentis, Inc. (“Valentis,” the “Company,” “we,” “us” or “our”) in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial information and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in our annual consolidated financial statements as required by accounting principles generally accepted in the United States have been condensed or omitted. The interim condensed consolidated financial statements, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for a fair statement of financial position at March 31, 2007 and the results of operations for the interim periods ended March 31, 2007 and 2006. The balance sheet at June 30, 2006 is derived from the audited consolidated financial statements at that date but does not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

The results of operations for the three and nine months ended March 31, 2007 are not necessarily indicative of the results of operations to be expected for the fiscal year, although Valentis expects to incur a substantial loss for the year ended June 30, 2007. These interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the fiscal year ended June 30, 2006, which are contained in Valentis’ Annual Report on Form 10-K filed with the Securities and Exchange Commission.

On October 5, 2006, we entered into a merger agreement with Urigen and Valentis Holdings, Inc., our newly formed wholly-owned subsidiary. Pursuant to the merger agreement, and subject to the satisfaction of all conditions set forth in the merger agreement, Valentis Holdings will be merged with and into Urigen, with Urigen surviving after the merger as a wholly-owned subsidiary of us. The merger agreement, the merger and any other transactions contemplated thereby are subject to significant conditions including, but not limited to, the approval of our stockholders and the stockholders of Urigen, our filing of an effective Registration Statement on Form S-4 containing a joint prospectus/proxy statement which is declared effective by the Securities and Exchange Commission, or the SEC, and other customary conditions.

Each Urigen stockholder, with the exception of the holders of the Series B preferred stock, will receive, in exchange for each share of Urigen common stock held or deemed to be held by such stockholder immediately prior to the closing of the merger, a number of shares of our common stock equal to two times the quotient obtained by dividing the number of fully diluted shares of our common stock issued and outstanding immediately prior to the closing of the merger by the number of fully diluted shares of Urigen common stock issued and outstanding immediately prior to the closing of the merger (excluding in all cases Urigen dissenting shares), subject to cash payment in lieu of the issuance of fractional shares. Each share of the Series B preferred stock of Urigen shall be exchanged directly for the number of shares of our common stock equal to five times the number of shares of our common stock to be issued in the merger in exchange for each share of Urigen common stock, subject to cash payment in lieu of the issuance of fractional shares. As a result, immediately after the merger Urigen stockholders will own approximately 67% of the fully-diluted shares of the combined company and our stockholders will own approximately 33% of the fully-diluted shares of the combined company.

The merger agreement also provides that if we have less than $1.0 million in cash (including cash equivalents having immediate maturity net of any penalty) or less than $1.0 million in net worth at the closing of the merger, then, in addition to the shares issuable to Urigen stockholders as described above,

Urigen stockholders will receive on a pro rata basis additional shares of our common stock equal to the amount obtained by dividing (i) the difference between $1.0 million and our actual cash (including cash equivalents having immediate maturity net of any penalty) or net worth as of the closing of the merger, whichever difference is greater, by (ii) $0.38, which was the weighted average price of our common stock for the 30-day period immediately prior to the first public announcement of the merger.

In connection with the proposed merger transaction, we filed a registration statement on Form S-4 on February 5, 2007 with the SEC. The registration statement includes a preliminary joint proxy statement and prospectus. After the SEC completes its review of the registration statement, a definitive joint proxy statement and prospectus will be filed with the SEC and will be sent to our stockholders and Urigen’s stockholders prior to holding any meeting to vote on the proposed merger and related transactions. We and Urigen currently anticipate holding our respective stockholders’ meetings to approve the proposed merger and related transactions on or about June 14, 2007. Depending upon the SEC’s review of the registration statement and other factors, the date for the respective stockholders’ meetings of us and Urigen may be subject to change.

The accompanying condensed consolidated financial statements include the accounts of Valentis and its wholly-owned subsidiary, PolyMASC Pharmaceuticals plc. All intercompany balances and transactions have been eliminated.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Our unaudited condensed consolidated financial statements have been presented on a basis that contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

2.                 Significant Accounting Policies

Stock-Based Compensation

For the three months ended March 31, 2007, the Company recorded approximately $248,000 of stock-based compensation expenses, all of which was included in general and administrative expense. For the three months ended March 31, 2006, the Company recorded approximately $425,000 of stock-based compensation expenses, of which $185,000 was included in research and development expense and $240,000 was included in general and administrative expense. The impact of stock-based compensation expenses on the Company’s basic and diluted net loss per share in the three months ended March 31, 2007 and 2006 was a loss of $0.01 and $0.03 per share, respectively. Stock-based compensation had no impact on cash flow from operations and cash flow from financing activities for the three months ended March 31, 2007 and 2006.

For the nine months ended March 31, 2007, the Company recorded approximately $1.1 million of stock-based compensation expenses, of which $209,000 was included in research and development expense and $930,000 was included in general and administrative expense. For the nine months ended March 31, 2006, the Company recorded approximately $1.4 million of stock-based compensation expenses, of which $541,000 was included in research and development expense and $894,000 was included in general and administrative expense. The impact of stock-based compensation expenses on the Company’s basic and diluted net loss per share in the nine months ended March 31, 2007 and 2006 was a loss of $0.07 and $0.10 per share, respectively. Stock-based compensation had no impact on cash flow from operations and cash flow from financing activities for the nine months ended March 31, 2007 and 2006. As of March 31, 2007, unamortized stock-based compensation expenses of approximately $1.3 million remain to be recognized over a weighted-average period of 2.2 years. The Company amortizes stock-based compensation expenses on a straight-line basis over the vesting period.

The Company did not grant any stock-based awards during the three and nine months ended March 31, 2007. The Company estimated the fair value of stock options granted during the three and nine months ended March 31, 2006 using the Black-Scholes-Merton option pricing model. The assumptions used under this model are as follows: (i) due to insufficient historical option exercise data, the expected term of the options was estimated to be 6.1 years using the “simplified” method suggested in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107; (ii) expected volatility was estimated to be 125% based on the Company’s historical volatility that matched the expected term; (iii) risk-free rate of 4.0% is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected term of the option; and (iv) the Company assumed a zero percent dividend yield.

Fair value of stock awards granted is recognized as expense over the service period, net of estimated forfeitures. The Company estimated forfeitures based on historical data and anticipated future conditions. The estimation of forfeitures requires significant judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised.

The following table summarizes activities under the Company’s stock option plans during the three months ended March 31, 2007.

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in 000s)
Options outstanding at December 31, 2006	3,012,591	$6.71
Options forfeited or expired	(432,344)	$12.46
Options outstanding at March 31, 2007	2,580,247	$5.75	7.50	$—
Options exercisable at March 31, 2007	1,956,519	$6.45	7.20	$—

Nonvested share activity under the Company’s stock option plans for the three months ended March 31, 2007 is summarized as follows:

	Nonvested Number of Shares	Weighted Average Grant Date Fair Value
Nonvested balance at December 31, 2006	19,821	$2.80
Vested	(7,433)	$2.80
Nonvested balance at March 31, 2007	12,388	$2.80

Revenue Recognition

Revenue arrangements with multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered item has value to the customer on a stand-alone basis and whether there is objective and reliable evidence of the fair value of the undelivered items. Consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are considered separately for each of the separate units.

Non-refundable up-front payments received in connection with research and development collaboration agreements, including technology advancement funding that is intended for the development of the Company’s core technology, are deferred and recognized on a straight-line basis over the relevant period specified in the agreement, generally the research term.

Revenue related to research with the Company’s corporate collaborators is recognized as research services are performed over the related funding periods for each contract. Under these agreements, the

Company is required to perform research and development activities as specified in each respective agreement. The payments received under each respective agreement are not refundable and are generally based on a contractual cost per full-time equivalent employee working on the project. Research and development expenses under the collaborative research agreements approximate or exceed the revenue recognized under such agreements over the terms of the respective agreements. Deferred revenue may result when the Company does not incur the required level of effort during a specific period in comparison to funds received under the respective contracts. Payments received relative to substantive, at-risk incentive milestones, if any, are recognized as revenue upon achievement of the incentive milestone event because the Company has no future performance obligations related to the payment. Incentive milestone payments are triggered either by results of the Company’s research efforts or by events external to the Company, such as regulatory approval to market a product.

The Company also has licensed technology to various biotechnology, pharmaceutical and contract manufacturing companies. Under these arrangements, the Company receives nonrefundable license payments in cash. These payments are recognized as revenue when received, provided the Company has no future performance or delivery obligations under these agreements. Otherwise, revenue is deferred until performance or delivery is satisfied. Certain of these license agreements also provide the licensee an option to acquire additional licenses or technology rights for a fixed period of time. Fees received for such options are deferred and recognized at the time the option is exercised or expires unexercised. Additionally, certain of these license agreements involve technology that the Company has licensed or otherwise acquired through arrangements with third parties pursuant to which the Company is required to pay a royalty equal to a fixed percentage of amounts received by the Company as a result of licensing this technology to others. Such royalty obligations are recorded as a reduction of the related revenue. Furthermore, the Company receives royalty and profit sharing payments under a licensing agreement with a contract manufacturing company. Royalty and profit sharing payments are recognized as revenue when received. The Company also provides contract research services for research and development manufacturing of biological materials for other companies. Under these contracts, the Company generally receives payments based on a contractual cost per full-time equivalent employee working on the project. Revenue is recognized for actual research work performed during the period.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valentis believes stock-based compensation and accrual for clinical trial expense represent its most significant estimates used in the preparation of its consolidated financial statements (see the first part of this Note 2. for discussion of stock-based compensation). Valentis’ accruals for clinical trial expenses are based in part on estimates of services received and efforts expended pursuant to agreements established with clinical research organizations and clinical trial sites. The Company has a history of contracting with third parties that perform various clinical trial activities on behalf of Valentis in the ongoing development of its biopharmaceutical drugs. The financial terms of these contracts are subject to negotiations and may vary from contract to contract and may result in uneven payment flows. The Company determines its estimates through discussion with internal clinical personnel and outside service providers as to progress or stage of completion of trials or services and the agreed upon fee to be paid for such services. The objective of Valentis’ clinical trial accrual policy is to reflect the appropriate trial expenses in its consolidated financial statements by matching period expenses with period services and efforts expended. In the event of early termination of a clinical trial, the Company accrues expenses associated with an estimate of the remaining, non-cancelable obligations associated with the winding down of the trial.

3.                 Net Income (Loss) Per Share

Basic net income (loss) per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares of outstanding common stock subject to share vest. Basic and diluted net loss per share amounts are the same in each period in which we have incurred a net loss. Since we had net income in the three months ended March 31, 2007, diluted net income per share includes the impact of dilutive shares.

The following table sets forth the computation for basic and diluted income (loss) per share (in thousands, except per share data)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2007	2006	2007	2006
Numerator:
Net income (loss)	$80	$(4,850)	$(2,696)	$(12,340)
Denominator:
Weighted average shares for basic income (loss) per common share	17,056	15,112	17,048	14,933
Weighted average shares subject to share vest	15	—	—	—
Weighted average shares for diluted income (loss) per common share	17,071	15,112	17,048	14,933
Income (loss) per common share:
Basic	$0.00	$(0.32)	$(0.16)	$(0.83)
Diluted	$0.00	$(0.32)	$(0.16)	$(0.83)

The following potential common shares have been excluded from the calculation of diluted income (loss) per share for the three and nine months ended March 31, 2007 and 2006 because the effect of inclusion would be antidilutive:

•       Options to purchase 2,580,247 shares of common stock with prices ranging from $1.97 to $465.00 and a weighted average price of $5.75 per share at March 31, 2007 and options to purchase 2,951,727 shares of common stock with prices ranging from $1.97 to $465.00 and a weighted average price of $6.95 per share at March 31, 2006.

•       Warrants to purchase up to an aggregate of 4,724,944 shares of common stock at an exercise price of $3.84 per share and warrants to purchase up to an aggregate of 4,749,075 shares of common stock at an exercise price of $3.85 per share at March 31, 2007 and 2006, respectively.

The following outstanding common shares have been excluded in the calculation of diluted loss per share for the three months ended March 31, 2006 and the nine months ended March 31, 2007 and 2006 because the effect of inclusion would be antidilutive:

•       A weighted average total of 75,654, 27,053 and 93,457 shares of common stock that were subject to share vest based on continued employment during the three months ended March 31, 2006 and the nine months ended March 31, 2007 and 2006, respectively.

The following outstanding common shares have been included in the calculation of diluted income per share for the three months ended March 31, 2007:

•       A weighted average total of 14,866 shares of common stock that were subject to share vest based on continued employment during the three months ended March 31, 2007.

The options and common stock purchase warrants will be included in the calculation of income per share at such time as the effect is no longer antidilutive, as calculated using the treasury stock method for options and warrants.

4.                 Comprehensive Income (Loss)

Following are the components of comprehensive income (loss) (in thousands):

	Three Months Ended March 31,		Nine Months Ended March 31,
	2007	2006	2007	2006
Net income (loss)	$80	$(4,850)	$(2,696)	$(12,340)
Net unrealized gain on available-for-sale securities	—	2	—	5
Comprehensive income (loss)	$80	$(4,848)	$(2,696)	$(12,335)

5.                 Other Accrued Liabilities

Other accrued liabilities consist of the following (in thousands):

	March 31, 2007	June 30, 2006
Accrued research and development expenses	$—	$172
Accrued rent	—	50
Accrued property and use taxes	5	98
Accrued legal expenses	105	124
Accrued accounting fees	70	194
Other	78	67
Total	$258	$705

6.                 Restructuring Charges

Following Valentis’ announcement regarding the results of its clinical trial for VLTS 934 in July 2006, Valentis announced restructuring activities, including a workforce reduction of approximately 55% of its employees on August 18, 2006. Further reductions of approximately 66% of Valentis’ remaining workforce occurred through the ends of August and October 2006, including the termination of employment of John J. Reddington, Ph.D., DVM., the Company’s Chief Operating Officer, and Joseph A. Markey, its Vice President of Finance and Administration on October 31. 2006. Valentis anticipates further reductions of its remaining workforce as it proceeds towards the completion of its strategic opportunities, primarily including consummating the proposed merger with Urigen. During the three months ended March 31, 2007, the Company recognized $22,000 of restructuring charges and recorded a total of $549,000 of cash severance payments. The total costs associated with the reduction in workforce are estimated to be between $1.1 million and $1.4 million, primarily related to severance benefits, of which $921,000 has been paid and recognized as restructuring charges as of March 31, 2007. The remaining costs related to the workforce reduction are expected to be recognized as restructuring charges and paid in the fiscal fourth quarter of 2007.

7.                 Other Income and Expenses, Net

For the three and nine months ended March 31, 2007, other income and expenses, net primarily reflected nonrefundable proceeds received from the sale of most of our remaining potential products and technologies and gains from sale of most of our remaining machinery, equipments and furniture and fixtures totaling approximately $790,000 and $2.3 million, respectively. These gains were recognized when payments were received, provided Valentis had no future performance or delivery obligations under the agreements. In addition, these gains were classified in Other Income and Expenses, Net because asset sales are part of the Company’s efforts to pursue strategic opportunities, which include the potential merger with Urigen, the sale of certain assets or other actions.

In August 2006, Valentis entered into an asset sale agreement with Cobra Biologics Ltd. Pursuant to the agreement, the Company sold to Cobra certain biomanufacturing rights and intellectual property for a purchase price of $300,000. Valentis and Cobra completed the transaction in August 2006 and payment of $300,000 was received by the Company and recognized as other income in the quarter ended September 30, 2006.

On October 24, 2006, Valentis entered into a technology transfer agreement with Vical. Pursuant to the agreement, Valentis sold to Vical (i) certain patents and patent applications regarding (a) formulations and methods for the treatment of inflammatory diseases and (b) gene delivery for ischemic conditions, (ii) all intellectual and industrial property owned by Valentis and related to, and reasonably necessary for Vical to take certain actions with respect to, any of the foregoing patents and patent applications and (iii) all rights owned or controlled by Valentis relating exclusively to any of the foregoing patents and patent applications, for an aggregate cash purchase price of $30,000. In addition, Vical agreed to assume certain liabilities of Valentis relating to the transferred assets. Valentis and Vical completed the transaction in October 2006 and payment of $30,000 was received by the Company and recognized as other income in the quarter ended December 31, 2006.

On October 26, 2006, Valentis entered into an asset transfer agreement with Biolitec, Inc. (“Biolitec”). Pursuant to the agreement, Valentis sold to Biolitec (i) Valentis’ PEG liposome patent, (ii) any patents upon which Valentis’ PEG liposome patent claims priority, (iii) any corresponding foreign patents, (iv) all files of Valentis and its affiliates relating to any of the foregoing patents and (v) all rights owned or controlled by Valentis and its affiliates relating to any of the foregoing patents, for an aggregate cash purchase price of $110,000. In connection with the assets transfer, Biolitec agreed to assume certain liabilities of Valentis relating to the transferred assets. Valentis and Biolitec completed the transaction in October 2006 and payment of $110,000 was received by the Company and recognized as other income in the quarter ended December 31, 2006.

On October 27, 2006, Valentis entered into an asset transfer agreement with Juvaris Biotherapeutics, Inc. (“Juvaris”). Pursuant to the agreement, Valentis sold to Juvaris (i) Valentis’ DOTIM lipid composition patents, (ii) all rights owned or controlled by Valentis and its affiliates relating to Valentis’ DOTIM lipid composition patents, (iii) any patents or know-how referring to Valentis’ DOTIM lipid composition, (iv) certain cell lines and (v) all pre-clinical and clinical data and regulatory filings related to the foregoing assets, for an aggregate cash purchase price of $550,000. In connection with the assets transfer, Juvaris agreed to assume certain liabilities of Valentis relating to the transferred assets, and Valentis and Juvaris agreed, as of October 28, 2006, to terminate an existing license agreement between Valentis and Juvaris. The Company received a fully non-recoupable and non-refundable deposit of $250,000 in October 2006. The remaining amount of $300,000 was received by the Company upon the completion of the asset transfer agreement in the quarter ended December 31, 2006. The Company recognized $550,000 as other income in the quarter ended December 31, 2006.

On October 27, 2006, Valentis entered into an asset purchase agreement with Juvaris. Pursuant to the agreement, Valentis sold to Juvaris certain of Valentis’ machinery, equipment, furniture and other related assets, for an aggregate cash purchase price of $500,000. On December 20, 2006, Valentis entered into an additional asset purchase agreement with Juvaris. Pursuant to the agreement, Valentis sold to Juvaris certain of Valentis’ equipment, furniture and other related assets, for an aggregate cash purchase price of $25,000. Valentis and Juvaris completed these two transactions and payments in full were received by the Company in the quarter ended December 31, 2006. In addition, Valentis sold certain of its machinery, equipment, furniture and other related assets in an auction conducted in November 2006, from which the Company received net proceeds of $79,000. Based on payments received for the two asset purchase agreements with Juvaris and the net proceeds received from the auction, totaling $604,000, the Company recognized an aggregated gain on sale of assets of $581,000 as other income in the quarter ended December 31, 2006.

On October 16, 2006, Valentis entered into a technology transfer agreement with Genetronics, Inc. (“Genetronics”). Pursuant to the agreement, the Company (i) sold to Genetronics certain patents, trademarks and intellectual property rights relating to the Company’s PINC™ polymer delivery system, GeneSwitch® gene regulation technology, cationic lipids and gene expression technologies, (ii) sold to Genetronics the Company’s GeneSwitch® product inventory and (iii) sold and assigned to Genetronics a number of existing license agreements between the Company and certain third parties relating to the Company’s PINC™ polymer delivery system and GeneSwitch® gene regulation technology, for an aggregate purchase price of $860,000, of which a portion was offset by an outstanding debt Valentis owed to Genetronics in the amount of $320,000 relating to a 2001 license agreement between the parties. In connection with the technology transfer, Genetronics agreed to assume certain liabilities of the Company relating to the transferred assets, and Valentis and Genetronics agreed, as of October 16, 2006, to terminate in its entirety a license agreement between Valentis and Genetronics, dated November 14, 2001. Valentis received net proceeds of $480,000 in November 2006 and $60,000 in February 2007. Valentis and Genetronics completed the transactions and the Company recognized $540,000 of other income in the quarter ended March 31, 2007.

In January 2007, Valentis entered into an asset purchase agreement with Medarex, Inc. Pursuant to the agreement, the Company sold to Medarex certain of Valentis’ technologies related to the Del-1 gene, Del-1 protein and certain Del-1 antibodies and related obligations and liabilities for an aggregate purchase price of $250,000. As a result, Valentis will not be obligated to make any additional payments to Vanderbilt University related to these technologies. Valentis and Medarex completed the transaction in January 2007 and payment of $250,000 was received by the Company and recognized as other income in the quarter ended March 31, 2007.

8.                 Subsequent Events

On April 12, 2007, Valentis, Inc. (“Valentis”) entered into an Exclusive License Agreement (the “License Agreement”) with Acacia Patent Acquisition Corporation (“APAC”). Pursuant to the License Agreement, Valentis granted to APAC a worldwide, exclusive right and license under certain of Valentis’ United States patents, United States patent applications and all related patent applications, corresponding foreign patents and foreign patent applications (the “Patents”) to make, have made, use, import, offer to sell or sell products or services covered by the Patents, including the exclusive right to grant sublicenses (the “License”). The Patents relate to proprietary methods for the manufacture and purification of plasmid DNA. Subject to certain conditions, APAC granted Valentis a limited, non-exclusive, non-transferable, royalty-free, perpetual, irrevocable, personal right and license under the Patents to make, have made, use, import, offer to sell or sell products or services of Valentis. In consideration for Valentis’ grant of the License, APAC agreed to pay Valentis a continuing royalty equal to fifty percent (50%) of all amounts and other consideration actually received by APAC from its exercise of the rights granted in the Patents, less all out of pocket costs and expenses incurred with and actually paid to third parties in connection with prosecuting, licensing, enforcing or defending the Patents.

The License Agreement further provides that APAC will perform a due diligence investigation of the Patents during the period of up to sixty (60) days following April 12, 2007 (the “Investigation Period”). Upon completion of the Investigation Period, APAC will provide written notice to Valentis of its conclusion regarding the investigation of the Patents. If APAC determines, in its sole discretion, that the Patents are satisfactory and transmits written notice to Valentis that the Patents are satisfactory, then the

License Agreement will continue with full force and effect following the Investigation Period. If APAC determines that the Patents are not satisfactory, then the License Agreement shall automatically terminate upon completion of the Investigation Period.

Unless earlier terminated, the License Agreement will continue in full force and effect, until the later of either (i) the expiration date of the Patents or (ii) the conclusion of APAC’s licensing and enforcement of the Patents.

URIGEN HOLDINGS, INC.

Financial Statements for the Period from July 18, 2005 (date of inception) to June 30, 2006
and
Financial Statements for the Nine Months Ended March 31, 2007 and 2006

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of
Urigen Holdings, Inc.

We have audited the accompanying balance sheet of Urigen Holdings, Inc. (a development stage enterprise) as of June 30, 2006, and the related statements of operations, stockholders’ equity, and cash flows for the period from July 18, 2005 (date of inception) to June 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Urigen Holdings, Inc. as of June 30, 2006, and the results of its operations and its cash flows from July 18, 2005 (date of inception) to June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has incurred net losses since its inception and operating cash flow deficiencies, which raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to those matters also are described in Note 2. The financial statements do no include any adjustments that might result from the outcome of this uncertainty.

/s/ BURR, PILGER & MAYER LLP
Palo Alto, CA
November 13, 2006, except for the last paragraph of Note 9 for which the date is January 5, 2007

URIGEN HOLDINGS, INC.
(a development stage enterprise)

BALANCE SHEET
June 30, 2006

ASSETS
Current assets:
Cash	$567,489
Due from stockholders	45,724
Other current asset	5,000
Total current assets	618,213
Fixed assets, net	4,056
Intangible assets, net	273,937
Total assets	$896,206
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Account payable	$40,558
Accrued expenses	31,058
Due to related parties	245,839
Total current liabilities	317,455
Commitments and contingencies
Stockholders’ equity:
Series A convertible preferred stock, no par value, 6,000,000 shares authorized, 4,356,898 shares issued and outstanding (Liquidation Preference: $1,892,292 at June 30, 2006)	1,892,292
Common stock, no par value, no maximum number of shares issuable, 15,342,600 shares issued and outstanding	206,783
Accumulated other comprehensive income	20,088
Deficit accumulated during the development stage	(1,540,412)
Total stockholders’ equity	578,751
Total liabilities and stockholders’ equity	$896,206

The accompanying notes are an integral part of these financial statements.

URIGEN HOLDINGS, INC.
(a development stage enterprise)

STATEMENT OF OPERATIONS
for the period from July 18, 2005 (date of inception) to June 30, 2006

Operating expenses:
Research and development	$784,254
General and administrative	657,884
Sales and marketing	11,412
Total operating expenses	1,453,550
Loss from operations	(1,453,550)
Other income and expense, net:
Interest income	8,247
Interest expense	(64,903)
Exchange loss	(30,206)
Total other income and expense, net	(86,862)
Net loss	$(1,540,412)

The accompanying notes are an integral part of these financial statements.

URIGEN HOLDINGS, INC.
(a development stage enterprise)

STATEMENT OF STOCKHOLDERS’ EQUITY
for the period from July 18, 2005 (date of inception) to June 30, 2006

	Series A Preferred Stock		Series A Preferred Stock Subscribed		Common Stock		Accumulated other comprehensive	Deficit accumulated during development	Total stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	income	stage	equity
Common stock issued at $0.50 per share upon incorporation in July 2005					2	$1			$1
Preferred stock subscribed at $0.44085 per share in July 2005			100,000	$44,085					44,085
Preferred stock subscribed at $0.43875 per share in August 2005			150,000	65,813					65,813
Preferred stock subscribed at a range of $0.43875 to $0.43975 per share in September 2005			300,000	131,725					131,725
Preferred stock subscribed at a range of $0.43305 to $0.44085 per share in October 2005			308,856	135,054					135,054
Preferred stock subscribed at $0.43885 per share in November 2005			235,420	103,314					103,314
Common stock issued at $0.00005 per share to Urigen, Inc. shareholders in December 2005					11,999,998	559			559
Preferred stock subscribed at a range of $0.4339 to $0.4553 per share in December 2005			263,024	116,709					116,709
Common stock issued at $0.00005 per share to Urigen, Inc. shareholders in January 2006					1,750,000	88			88
Common stock issued at $0.43565 per share in lieu of rent payment in January 2006					4,200	1,830			1,830
Preferred stock subscribed at a range of $0.28205 to $0.4466 per share in January 2006			1,903,604	822,017					822,017
Preferred stock subscribed at a range of $0.43015 to $0.4354 per share in February 2006			410,186	178,286					178,286
Common stock issued at $0.4284 per share in lieu of rent payment in March 2006					4,200	1,798			1,798
Preferred stock subscribed at a range of $0.4284 to $0.44125 per share in March 2006			258,854	111,640					111,640
Common stock issued at $0.4279 per share pursuant to an exercise of a stock option in April 2006					20,000	8,558			8,558
Preferred stock subscribed at a range of $0.4301 to $0.44085 per share in April 2006			146,844	63,661					63,661
Common stock issued at $0.125 per share pursuant to a consulting agreement net of issuance cost of $2,926 in May 2006					840,000	102,074			102,074
Common stock issued at $0.125 per share pursuant to a licensing agreement in May 2006					720,000	90,000			90,000
Preferred stock subscribed at $0.45085 per share in May 2006			58,856	26,535					26,535
Common stock issued at $0.44655 per share in lieu of rent payment in June 2006					4,200	1,875			1,875
Preferred stock subscribed at a range of $0.44655 to $0.4525 per share in June 2006			221,254	99,430					99,430
Stock issuance costs in June 2006				(5,977)					(5,977)
Series A Preferred stock issued in June 2006	4,356,898	$1,892,292	(4,356,898)	(1,892,292)					—
Foreign currency adjustment							$20,088		20,088
Net loss								$(1,540,412)	$(1,540,412)
Total comprehensive loss									(1,520,324)
	4,356,898	$1,892,292	—	—	15,342,600	$206,783	$20,088	$(1,540,412)	$578,751

The accompanying notes are an integral part of these financial statements.

URIGEN HOLDINGS, INC.
(a development stage enterprise)

STATEMENT OF CASH FLOWS
for the period from July 18, 2005 (date of inception) to June 30, 2006

Cash flows from operating activities:
Net loss	$(1,540,412)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	4,700
Non-cash expenses: compensation, interest, rent, and other	247,044
Changes in operating assets and liabilities:
Accounts payable	40,558
Accrued expenses	31,058
Amounts due to related parties	245,839
Net cash used in operating activities	(971,213)
Cash flows from investing activities:
Purchases of fixed assets	(4,056)
Asset-based purchase, net of cash acquired, from Urigen, Inc.	470,000
Net cash provided by investing activities	465,944
Cash flows from financing activities:
Proceeds from issuance of convertible preferred stock, net of issuance costs	1,002,135
Proceeds from exercise of stock options	8,558
Net cash provided by financing activities	1,010,693
Effect of exchange rate changes on cash	62,065
Net increase in cash	567,489
Cash, beginning of period	—
Cash, end of period	$567,489
Non-cash investing and financing activities:
Intangible assets acquired through issuance of common stock	$90,560
Non-cash portion related to asset-based purchase from Urigen, Inc.:
Assumption of notes payable subsequently converted to preferred stock	$255,000
Non-cash portion related to asset-based purchase from Urigen, Inc.:
Assumption of subscription agreements subsequently converted to preferred stock	$480,000
Amount due from stockholders for issuance of preferred stock	$45,724
Supplemental Cash Flow Information:
Cash paid for interest	$287

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
June 30, 2006

1.                 Nature of Operations and Business Risks

Urigen Holdings, Inc. (“the Company”), a Canadian incorporated company, is a specialty pharmaceutical company dedicated to the development and commercialization of therapeutic products for urological disorders. The Company has five programs in development that are either in or positioned to enter Phase 2 clinical trials. The pipeline includes U101, for the treatment of Chronic Pelvic Pain (CPP); U102, targeting symptoms of CPP secondary to pelvic irradiation; U103, targeting dyspareunia; U301, targeting acute urethral discomfort; and U302, targeting urethritis. The Company was incorporated in British Columbia on July 18, 2005 (date of inception). The Company’s fiscal year end is December 31. On October 5, 2006, the Company changed its fiscal year end to June 30.

The Company is in the development stage and its programs are in the clinical trial phase, and therefore has not generated revenues from product sales to date. Even if development and marketing efforts are successful, substantial time may pass before significant revenues will be realized, and during this period the Company will require additional funds, the availability of which can not be assured.

Consequently, the Company is subject to the risks associated with development stage companies, including the need for additional financings; the uncertainty of the Company’s research and development efforts resulting in successful commercial products as well as the marketing and customer acceptance of such products; competition from larger organizations; reliance on the proprietary technology of others; dependence on key personnel; uncertain patent protection; and dependence on corporate partners and collaborators. To achieve successful operations, the Company may require additional capital to continue research and development and marketing efforts. No assurance can be given as to the timing or ultimate success of obtaining future funding.

On October 4, 2006, the company redomesticated to Delaware and changed its name to Urigen N.A., Inc.

2.                 Summary of Significant Accounting Policies

Basis of Presentation

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Since inception through June 30, 2006, the Company has accumulated net losses of $1,540,412 and negative cash flows from operations of $971,213. Management expects to incur further losses for the foreseeable future. The Company expects to finance future cash needs primarily through proceeds from equity or debt financings, loans, and/or collaborative agreements with corporate partners in order to be able to sustain its operations until the Company can achieve profitability and positive cash flows, if ever. Management plans to seek additional debt and/or equity financing for the Company through private or public offerings, but it cannot assure that such financing will be available on acceptable terms, or at all. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company effected a 2-for-1 stock split of its common stock and Series A preferred stock on October 4, 2006 on the redomestication of the Company from British Columbia to Delaware. The financial statements have been adjusted retroactively to reflect a 2-for-1 stock split of the common stock and Series A preferred stock effected October 4, 2006.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of expenses during the reporting period, and amounts disclosed in the notes to the financial statements. Actual results could differ from those estimates.

Foreign Currency

The functional currency of the Company is the local currency (Canadian dollar). These financial statements and notes to the financial statements of the Company have been translated into U.S. dollars using period-end exchange rates for assets and liabilities, and monthly average exchange rates for expenses. Intangible assets and equity are translated at historical exchange rates. Translation gains and losses are deferred and recorded in accumulated other comprehensive income (loss) as a component of stockholders’ equity.

Transaction gains and losses that arise from exchange rate changes denominated in other than the local currency are included in other expenses in the statement of operations and are not considered material for the period presented.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company’s financial instruments including cash, due from stockholders, accounts payable, accrued expenses, and due to related parties approximate fair value due to their short maturities.

Cash Concentration

At June 30, 2006, the Company had $574,567 (in US dollars) in bank balances at a single Canadian financial institution in excess of the Canada Deposit Insurance Corporation coverage limit of 100,000 Canadian dollars.

Intangible Assets

Intangible assets include the intellectual property and other patented rights acquired. Consideration paid in connection with acquisitions is required to be allocated to the acquired assets, including identifiable intangible assets, and liabilities acquired. Acquired assets and liabilities are recorded based on the Company’s estimate of fair value, which requires significant judgment with respect to future cash flows and discount rates. For intangible assets other than goodwill, the Company is required to estimate the useful life of the asset and recognize its cost as an expense over the useful life. The Company uses the straight-line method to expense long-lived assets (including identifiable intangibles). The intangible assets were recorded based on their estimated fair value and are being amortized using the straight-line method over the estimated useful life of 20 years, which is the contractual life of the intellectual property patents.

Impairment of Long-Lived Assets

The Company regularly evaluates its business for potential indicators of impairment of intangible assets. The Company’s judgments regarding the existence of impairment indicators are based on market conditions, operational performance of the business and considerations of any events that are likely to cause impairment. Future events could cause the Company to conclude that impairment indicators exist and that intangible assets are impaired. The Company currently operates in one reportable segment, which is also the only reporting unit for the purposes of impairment analysis.

The Company evaluates its long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s fair value or discounted estimates of future cash flows. The Company has not identified any such impairment losses to date.

Income Taxes

Income taxes are recorded under the balance sheet method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Research and Development

Research and development expenses include clinical trial costs, outside consultants and contractors, and insurance for the Company’s research and development activities. The Company recognizes such costs as they are incurred.

Comprehensive Income (Loss)

The Company reports comprehensive income (loss) in accordance with the provisions of Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which establishes standards for reporting comprehensive income (loss) and its components in the financial statements. The components of other comprehensive income (loss) consists of net loss and foreign currency translation adjustments. Comprehensive income (loss) and the components of accumulated other comprehensive income (loss) are presented in the accompanying statement of stockholders’ equity.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which requires the measurement of all share-based payments to employees, including grants of stock options, using a fair-value-based method and the recording of such expense in the statement of operations for all share-based payment awards made to employees and directors including employee stock options based on estimated fair values. In addition, as required by Emerging Issues Task Force Consensus No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services, the Company records stock and options granted at fair value of the consideration received or the fair value of the equity investments issued as they vest over a performance period.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of FIN 48 on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the potential impact that the adoption of SFAS No. 157 will have on its financial statements.

3.                 Intangible Assets and Related Agreement Commitments/ Contingencies

In January 2006, the Company entered into an asset-based transaction agreement with a related party, Urigen, Inc. Simultaneously, the Company entered into a license agreement with a University for certain patent rights.

The agreement with the University was for a license previously licensed to Urigen, Inc. In exchange for this license, the Company issued 818,646 common shares and is required to make annual maintenance payments of $15,000 and milestone payments of up to $625,000, which are based on certain events related to FDA approval. As of June 30, 2006, $25,000 of milestone payments have been incurred. The Company is also required to make royalty payments of 1.5-3.0 % of net sales of licensed products, with a minimum annual royalty of $35,000. The term of the agreement ends on the earlier of the expiration of the longest-lived item of the patent rights or the tenth anniversary of the first commercial sale. Either party may terminate the license agreement for cause in the event that the other party commits a material breach and fails to cure such breach. In addition, Urigen may terminate the license agreement at any time and for any reason upon a 90-day written notice.

The Company’s agreement with Urigen, Inc. included an assignment of a patent application and intellectual property rights associated therein, and the transfer of other assets and liabilities of Urigen, Inc., resulting in the recognition of intangible assets, as follows:

Cash	$350,000
Receivable from Urigen, Inc. (collected during the period ended June 30, 2006)	120,000
Expenses paid on behalf of the Company	76,923
Convertible debt	(255,000)
Subscription agreements for preferred shares	(480,000)
Other	(560)
Net intangible assets acquired	$188,637

In May 2006, the Company entered into a license agreement with Kalium, Inc., for patent rights and technology relating to suppositories for use in the genitourinary or gastrointestinal system and for the development and utilization of this technology to commercialize products. Under the terms of the agreement, the Company issued common stock in the amount of 720,000 shares (with an estimated fair value of $90,000) and shall pay Kalium royalties based on percentages of 2.0-4.5% of net sales of licensed products during the defined term of the agreement. The Company also is required to make milestone payments (based on achievement of certain events related to FDA approval) of up to $457,500. Milestone payments may be made in cash or common stock, at the Company’s discretion. Kalium shall have the right to terminate rights under this license agreement or convert the license to non-exclusive rights if the Company fails to meet certain milestones over the next three years.

The summary of intangible assets acquired and related accumulated amortization as of June 30, 2006 is as follows:

Patent and intellectual property rights	$278,637
Less: Accumulated amortization	(4,700)
Intangible assets, net	$273,937

Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the assets, with a weighted average amortization period of 20 years. The Company reported amortization expense on purchased intangible assets of $4,700 for the period ended June 30, 2006, which is included in general and administrative expense in the accompanying statement of operations. Future estimated amortization expense is as follows:

July 1, 2006 - June 30, 2007	$14,428
July 1, 2007 - June 30, 2008	14,428
July 1, 2008 - June 30, 2009	14,428
July 1, 2009 - June 30, 2010	14,428
July 1, 2010 - June 30, 2011	14,428
Thereafter	201,797
$273,937

As of June 30, 2006, the company had no intangible assets that are not subject to amortization. In addition, for our intangible assets subject to amortization, there is no significant residual value.

4.                 Income Taxes

There is no provision for income taxes because the Company has incurred operating losses to date. Deferred income taxes reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows as of June 30, 2006:

Deferred tax assets (liabilities):
Federal and state net operating losses	$522,581
Purchased intangible	1,604
Total deferred tax assets	524,185
Less valuation allowance	(524,185)
Net deferred tax assets	$—

As of June 30, 2006, the Company had a net operating loss carryforward for British Columbia income tax purposes of approximately $1.5 million which expires in 2016.

Utilization of the Company’s net operating loss carryforward may be subject to substantial limitations due to the redomestication of the Company from Canada to Delaware subsequent to June 30, 2006.

5.                 Common Stock

Issuance of Common Stock

In July 2005, the Company issued 2 shares of common stock at $0.50 per share upon incorporation.

In December 2005, the Company issued 11,999,998 shares inclusive of 818,646 shares issued that are mentioned in Note 3 of common stock to Urigen, Inc. shareholders at $0.00005 per share for aggregate proceeds of $559.

In January 2006, the Company issued 1,750,000 shares of common stock to Urigen, Inc. shareholders at $0.00005 per share for aggregate proceeds of $88. Also, 4,200 shares of common stock were issued at $0.43565 per share for aggregate proceeds of $1,830 in lieu of rent payment.

In March 2006, the Company issued 4,200 shares of common stock at $0.4284 per share for aggregate proceeds of $1,798 in lieu of rent payment.

In April 2006, the Company issued 20,000 shares of common stock at $0.4279 per share for aggregate proceeds of $8,558 pursuant to an exercise of a stock option.

In May 2006, the Company issued 840,000 shares of common stock at $0.125 per share, net of issuance costs of $2,926, pursuant to a consulting agreement. The Company also issued 720,000 shares of common stock at $0.125 per share pursuant to a licensing agreement.

In June 2006, the Company issued 4,200 shares of common stock at $0.44655 per share for aggregate proceeds of $1,875 in lieu of rent payment.

Stock Option Plan

The Company has a stock option plan under which options can be granted to directors, officers, employees, and consultants at an exercise price determined by the Board of Directors. Options generally vest as specified in the underlying option agreement with each party and generally have a term of 10 years. 2,000,000 shares have been authorized for granting under this plan. As of June 30, 2006, option activity and outstanding options have not been significant to date.

Common Stock Trust

The Company has an incentive common stock trust under which shares can be purchased by individuals authorized by the Board of Directors. 2,000,000 shares have been authorized for issuance under this plan. As of June 30, 2006, 945,000 shares have been issued under this plan to consultants in lieu of compensation for services.

6.                 Series A Convertible Preferred Stock

In the period ended June 30, 2006, the Company issued 4,356,898 shares of Series A convertible preferred stock (“Series A”) at 0.50 Canadian dollar (“CAD”) per share resulting in gross aggregate proceeds of $1,898,000 U.S. dollars. Issuance costs of $5,977 were incurred as part of the issuance.

The significant rights and privileges of Series A are as follows:

•       Each share of Series A is convertible into one share of common stock at the option of the holder (subject to adjustments for events of dilution) and has the same voting rights as the number of common shares into which it is convertible. Shares will automatically be converted upon the earlier of: (i) immediately prior to the closing of a Qualified IPO; and (ii) the date specified by written consent of agreement of the holders of not less than two-thirds (66 2/3%) of the then outstanding Series A Preferred Shares.

•       If and when declared by the Board of Directors, the holders of Series A are entitled to receive noncumulative dividends. No dividends have been declared or paid as of June 30, 2006.

•       In the event of liquidation, dissolution or winding up of the Company, the holders of Series A then outstanding shall be paid out of available funds and assets, and prior and in preference to any payment or distribution of any available funds and assets on any shares of common stock, an amount equal to 0.50 CAD per share, plus an amount equal to all declared but unpaid dividends on each share.

In the event of any liquidation, dissolution or winding up of the affairs of the Company (a “Liquidation”), either voluntary or involuntary, the Series A stockholders shall be entitled to receive pari passu with any stockholders of other preferred shares, out of the assets of the Company available for distribution to the holders of the Company’s capital stock, an amount equal to the original purchase price of Series A preferred stock plus an amount equal to all declared and unpaid dividends thereon (the “Liquidation Preference”), if any, to the date that payment is made, before any payment shall be made or any assets distributed to the stockholders of common shares or any other class of shares of the Company. If upon the liquidation, dissolution or winding up of the affairs of the Company, the assets to be distributed among the stockholders of preferred shares are insufficient to permit the payment to such stockholders of the full amounts to be distributed to them, then the entire assets of the Company legally available for distribution shall be distributed ratably among the holders of the preferred shares, pari passu, in proportion to the full preferential amount each such stockholder is otherwise entitled to receive.

In July 2005, the Company received a payment for 100,000 shares of subscribed Series A preferred stock at $0.44085 per share for aggregate proceeds of $44,085. The Series A preferred stock was issued in June 2006.

In August 2005, the Company received a payment for 150,000 shares of subscribed Series A preferred stock at $0.43875 per share for aggregate proceeds of $65,813. The Series A preferred stock was issued in June 2006.

In September 2005, the Company received payment for 300,000 shares of subscribed Series A preferred stock at a range of $0.43875 to $0.43975 per share for aggregate proceeds of $131,725. The Series A preferred stock was issued in June 2006.

In October 2005, the Company received payment for 308,856 shares of subscribed Series A preferred stock at a range of $0.43305 to $0.44085 per share for aggregate proceeds of $135,054. The Series A preferred stock was issued in June 2006.

In November 2005, the Company received payment for 235,420 shares of subscribed Series A preferred stock at $0.43855 per share for aggregate proceeds of $103,314. The Series A preferred stock was issued in June 2006.

In December 2005, the Company received payment for 263,024 shares of subscribed Series A preferred stock at a range of $0.4339 to $0.4553 per share for aggregate proceeds of $116,709. The Series A preferred stock was issued in June 2006.

In January 2006, the Company received payment for or converted then outstanding notes into 1,903,604 shares of subscribed Series A preferred stock at a range of $0.28205 to $0.4466 per share for aggregate proceeds of $822,017. The Series A preferred stock was issued in June 2006. The convertible notes (acquired from an asset-based purchase discussed in Note 3) had a provision that upon conversion into stock, a 20-35% discount (as stated in individual note agreements) would apply. The beneficial conversion rate amount of $65,000 has been recognized as interest expense in the accompanying statement of operations.

In February 2006, the Company received payment for 410,186 shares of subscribed Series A preferred stock at a range of $0.43015 to $0.4354 per share for aggregate proceeds of $178,286. The Series A preferred stock was issued in June 2006.

In March 2006, the Company received payment for 258,854 shares of subscribed Series A preferred stock at a range of $0.4284 to $0.44125 per share for aggregate proceeds of $111,640. The Series A preferred stock was issued in June 2006.

In April 2006, the Company received payment for 146,844 shares of subscribed Series A preferred stock at a range of $0.4301 to $0.44085 per share for aggregate proceeds of $63,661. The Series A preferred stock was issued in June 2006.

In May 2006, the Company received payment for 58,856 shares of subscribed Series A preferred stock at $0.45085 per share for aggregate proceeds of $26,535. The Series A preferred stock was issued in June 2006.

In June 2006, the Company received payment or subscription agreements for 221,254 shares of subscribed Series A preferred stock at a range of $0.44655 to $0.4525 per share for aggregate proceeds of $99,430. The Series A preferred stock was issued later in June 2006. Payments for $45,724 in stockholder receivables were received subsequent to June 30, 2006.

7.                 Related Party Transactions

In January 2006, the Company entered into an agreement with Urigen, Inc., a related party entity by stockholders in common with Urigen Holdings, Inc. As discussed in Note 3, Urigen, Inc. transferred certain assets to Urigen Holdings, Inc. in exchange for the Company’s assumption of certain liabilities and subscription agreements. As of June 30, 2006, no amounts were due to or from the Company.

As of June 30, 2006, the Company is paying a fee of $1,500 per month to EGB Advisors, LLC. EGB Advisors, LLC is owned solely by William J. Garner, President and CEO of the Company. Mr. Garner owns 7,762,706 shares of common stock. The fees are for rent, telephone and other office services which are based on estimated fair market value. Mr. Garner also received payment for services provided as a consultant to the Company. As of June 30, 2006, Mr. Garner and EGB Advisors, LLC were owed $31,313, collectively. From the inception of the Company to June 30, 2006, the Company has paid $59,398 to these related parties.

Several stockholders provided consulting services and were paid $189,161 for those services from the inception of the Company to June 30, 2006. These stockholders cumulatively own 5,223,816 shares of common stock and 38,110 shares of Series A. As of June 30, 2006, $16,401 is payable to these consultants.

As of June 30, 2006, the Company’s legal counsel in Canada, of which two members are stockholders of 300,000 common shares and 70,000 preferred shares of Series A, was owed $70,252. From the inception of the Company to June 30, 2006, the Company paid $42,366 for legal expenses to the related party stockholders’ company.

As of June 30, 2006, the Company’s legal counsel, of which a member is a stockholder of 504,832 common shares, was owed $92,873. From the inception of the Company to June 30, 2006, the Company paid $20,000 for legal expenses to the related party stockholder’s company.

As of June 30, 2006, the licensors of the Company’s patent licenses, and stockholders of 1,538,646 shares of common stock, were owed $35,000.

8.                 Contingencies

Indemnification

Under certain patent agreements, the Company has agreed to indemnify the licensors of the patented rights and technology against any liabilities or damages arising out of the development, manufacture, or sale of the licensed asset.

9.                 Subsequent Events

On October 1, 2006, at a special meeting of stockholders, the stockholders voted for the continuation of the Company from a British Columbia corporation to a State of Delaware corporation. Management and the Board of Directors of the Company concluded that continuation and re-incorporation of the Company as a Delaware company is in the best interests of the Company and its stockholders. In addition, the stockholders approved the following changes:

•       To reduce the number of authorized common shares from unlimited to 20,000,000 and of preferred shares from unlimited to 6,000,000, of which 5,000,000 shares are authorized for Series A.

•       To establish a stated par value of $0.00001.

•       Upon redomestication to the U.S., all existing stockholders will receive 2 shares for every outstanding share of common and preferred stock.

The reasons for the transaction were:

•       The Company originally relocated from California to Canada to take advantage of certain tax and other governmental benefits. As of the date of the special meeting of stockholders, the Company had not received, and was not likely to receive, such benefits.

•       Redomestication of the Company was expected to facilitate potential business transactions, including potential future financings, mergers, acquisitions or dispositions. Such alternatives included a merger with a publicly traded U.S. corporation. The Company entered into a non-binding letter of intent for a possible merger with a U.S. public corporation, which is in the process of liquidating its discontinued operations and which is expected to have certain remaining cash assets.

On October 4, 2006, in accordance with the vote of the stockholders, the Company redomesticated to Delaware and changed its name to Urigen N.A., Inc.

On October 5, 2006, the Company announced the signing of a merger agreement (the “Merger”) with Valentis, Inc. (NASDAQ:VLTS). Under the terms of the agreement, the stockholders of the Company will receive two shares for each outstanding common share of Valentis, Inc. immediately after the merger on a fully diluted basis.

On October 19, 2006, the Company received an additional investment of $115,000 in Series A preferred stock from four of its current investors.

On November 17, 2006, the Company entered into an unsecured promissory note with a director of the Company, in the amount of $200,000. Under the terms of the note, the Company is to pay interest at a rate per annum computed on the basis of a 360-day year equal to 12% simple interest. The foregoing amount is due and payable on the earlier of (i) forty-five (45) days after consummation of the Merger (as defined in the Agreement and Plan of Merger, dated as of October 5, 2006, between the Company and Valentis, Inc., or (ii) two (2) calendar years from the note issuance date (in either case, the “Due Date”). Also, the Company agreed to issue 1,000 shares of Series B Preferred Stock, par value $0.00001 per share.

On November 17, 2006, the Company received an investment of $250,000 in Series B Preferred Stock, par value $0.00001 per share. The investment was made at $2.50 per share.

On January 5, 2007, the Company entered into an unsecured promissory note with a related party in the amount of $100,000. Under the terms of the note, the Company is to pay interest at a rate of 12% per annum until paid in full, with interest compounded as additional principal on a monthly basis if said interest is not paid in full by the end of each month. Interest shall be computed on the basis of a 360 day year. All amounts owed by borrower to Lender hereunder are due and payable by Borrower at its option, without notice or demand, on the earlier of (i) ninety (90) days after consummation of the Merger (as defined in the Agreement and Plan of Merger, dated October 5, 2006, by and among Valentis, Inc., Valentis Holdings, Inc. and Urigen N.A. Inc.) or the consummation of any other business combination or similar transaction that results in a change of control (as defined in the note agreement) of the Borrower, (ii) the occurrence of an Event of Default, or (iii) the second anniversary of the date hereof (in each case, the “Due Date”). Also, the Company agreed to issue 500 shares of Series B Preferred Stock, par value $0.00001 per share.

UNAUDITED FINANCIAL STATEMENTS AS OF AND FOR THE NINE MONTHS
ENDED MARCH 31, 2007

URIGEN N.A., INC.
(a development stage enterprise)

BALANCE SHEETS
March 31, 2007 and June 30, 2006
Unaudited

	March 31, 2007	June 30, 2006
ASSETS
Current assets:
Cash	$264,954	$567,489
Due from Employee	30	—
Due from stockholders	—	45,724
Prepaid expenses	17,989	—
Other current assets	—	5,000
Total current assets	282,973	618,213
Fixed assets, net	6,909	4,056
Intangible assets, net	263,116	273,937
Total assets	$552,998	$896,206
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Notes payable	$300,000	$—
Account payable	461,778	40,558
Accrued expenses	250,932	31,058
Due to related parties	186,246	245,839
Total current liabilities	1,198,956	317,455
Commitments and Contingencies
Stockholders’ equity (deficit):
Series A convertible preferred stock, par value $0.00001, 5,000,000 shares authorized, 4,358,938 and 4,356,898 shares issued and outstanding at March 31, 2007 and June 30, 2006 respectively	1,892,292	1,892,292
Series B convertible preferred stock, par value $0.00001, 1,000,000 shares authorized, 271,700 shares issued and outstanding at March 31, 2007	604,250	—
Common stock, par value $0.00001, no maximum number of shares issuable, 15,506,490 and 15,342,600 shares issued and outstanding at March 31, 2007 and June 30, 2006 respectively	155	206,783
Paid in capital in excess of par	247,616	—
Stock subscribed	237,500	—
Accumulated other comprehensive income	17,895	20,088
Deficit accumulated during the development stage	(3,645,666)	(1,540,412)
Total stockholders’ equity (deficit)	(645,958)	578,751
Total liabilities and stockholders’ equity (deficit)	$552,998	$896,206

URIGEN N.A., INC.
(a development stage enterprise)

STATEMENTS OF OPERATIONS

for the nine months ended March 31, 2007 and for the period from July 18, 2005 (date of inception) to March 31, 2006 and for the period from July 18, 2005 (date of inception) to March 31, 2007

Unaudited

		Period from July 18, 2005 (date of	Cumulative period from July l8, 2005
	Nine Months Ended	inception) to	(date of inception) to
	March 31, 2007	March 31, 2006	March 31, 2007
Operating expenses:
Research and development	$682,637	$478,131	$1,466,891
General and administrative	1,138,702	260,991	1,796,586
Sales and marketing	293,717	114	305,129
Total operating expenses	2,115,056	739,236	3,568,606
Loss from operations	(2,115,056)	(739,236)	(3,568,606)
Other income and expense, net:
Interest income	12,343	3,017	20,590
Interest expense	(2,541)	(26)	(67,444)
Exchange gain (loss)	—	592	(30,206)
Total other income (expense), net	9,802	3,583	(77,060)
Net loss	$(2,105,254)	$(735,653)	$(3,645,666)

URIGEN N.A., INC.
(a development stage enterprise)

STATEMENTS OF CASH FLOWS

for the nine months ended March 31, 2007 and the period from July 18, 2005 (date of inception) to March 31, 2006 and for the period from July 18, 2005 (date of inception) to March 31, 2007

Unaudited

		Period from July 18,	Cumulative period
		2005 (date of	from July l8, 2005
	Nine Months Ended	inception) to	(date of inception) to
	March 31, 2007	March 31, 2006	March 31, 2007
Cash flows from operating activities:
Net loss	$(2,105,254)	$(735,653)	$(3,645,666)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of fixed assets	2,243	—	2,243
Amortization of intangible assets	10,821	—	15,521
Non-cash expenses: compensation, interest, rent, and other	388,011	1,158	635,055
Changes in operating assets and liabilities:
Due from employee	(30)	—	(30)
Due from Urigen, Inc.	—	(120,000)	—
Prepaid expenses	(17,989)	—	(17,989)
Accounts payable	421,221	120,857	461,779
Accrued expenses	219,874	—	250,932
Amounts due to related parties	(59,594)	50,950	186,245
Net cash used in operating activities	(1,140,697)	(682,688)	(2,111,910)
Cash flows from investing activities:
Purchases of fixed assets	(5,096)	(2,409)	(9,152)
Asset-based purchase, net of cash acquired, from Urigen, Inc.	—	470,000	470,000
Net cash (used in) provided by investing activities	(5,096)	467,591	460,848
Cash flows from financing activities:
Proceeds from note payable	300,000	—	300,000
Proceeds from issuance of Series A preferred stock, net of issuance costs	—	—	1,002,135
Proceeds from issuance of Series B preferred stock	450,000	—	450,000
Proceeds from issuance of Series A stock subscribed	—	930,696	—
Proceeds from issuance of Series B stock subscribed	93,200	—	93,200
Proceeds from issuance of common stock	—	648	—
Proceeds from exercise of stock options and common stock subscribed	2,251	—	10,809
Net cash provided by financing activities	845,451	931,344	1,856,144
Effect of exchange rate changes on cash	(2,193)		59,872
Net (decrease) increase in cash	(302,535)	716,247	264,954
Cash, beginning of period	567,489	—	—
Cash, end of period	$264,954	$716,247	$264,954

1.                 Nature of Operations and Business Risks

Urigen N.A., Inc. (“the Company”), a Delaware incorporated company, is a specialty pharmaceutical company dedicated to the development and commercialization of therapeutic products for urological disorders. The Company has five programs in development that are either in or positioned to enter Phase 2 clinical trials. The pipeline includes URG101, for the treatment of Chronic Pelvic Pain (CPP); URG102, targeting symptoms of CPP secondary to pelvic irradiation; URG103, targeting dyspareunia; URG301, targeting acute urethral discomfort; and URG302, targeting urethritis. The Company was originally incorporated in British Columbia on July 18, 2005 (date of inception) as Urigen Holdings, Inc and on October 4, 2006, in accordance with the vote of the stockholders, the company redomesticated to Delaware and changed its name to Urigen N.A., Inc.

On October 1, 2006, at a special meeting of stockholders, the stockholders voted for the continuation of the Company from a British Columbia corporation to a State of Delaware corporation. Management and the Board of Directors of the Company concluded that continuation and re-incorporation of the Company as a Delaware company is in the best interests of the Company and its stockholders. In addition, the stockholders approved the following changes:

•       To reduce the number of authorized common shares from unlimited to 20,000,000 and authorized 5,000,000 of preferred shares for Series A.

•       To establish a stated par value of $0.00001.

•       Upon redomestication to the U.S., all existing stockholders will receive 2 shares for every outstanding share of common and preferred stock.

On October 4, 2006, in accordance with the vote of the stockholders, the Company redomesticated to Delaware and changed its name to Urigen N.A., Inc.

On October 5, 2006, the Company announced the signing of a merger agreement (the “Merger”) with Valentis, Inc. (NASDAQ:VLTS). Under the terms of the agreement, the stockholders of the Company will receive two shares for each outstanding common share of Valentis, Inc. immediately after the merger on a fully diluted basis.

The Company’s fiscal year end is June 30.

The Company is in the development stage and its programs are in the clinical trial phase, and therefore has not generated revenues from product sales to date. Even if development and marketing efforts are successful, substantial time may pass before significant revenues will be realized, and during this period the Company will require additional funds, the availability of which can not be assured.

Consequently, the Company is subject to the risks associated with development stage companies, including the need for additional financings; the uncertainty of the Company’s research and development efforts resulting in successful commercial products as well as the marketing and customer acceptance of such products; competition from larger organizations; reliance on the proprietary technology of others; dependence on key personnel; uncertain patent protection; and dependence on corporate partners and collaborators. To achieve successful operations, the Company may require additional capital to continue research and development and marketing efforts. No assurance can be given as to the timing or ultimate success of obtaining future funding.

2.                 Summary of Significant Accounting Policies

Basis of Presentation

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal

2.   Summary of Significant Accounting Policies (Continued)

course of business. Since inception through March 31, 2007, the Company has accumulated net losses of $3,645,666 and negative cash flows from operations of $2,111,910. Management expects to incur further losses for the foreseeable future. The Company expects to finance future cash needs primarily through proceeds from equity or debt financings, loans, and/or collaborative agreements with corporate partners in order to be able to sustain its operations until the Company can achieve profitability and positive cash flows, if ever. Management plans to seek additional debt and/or equity financing for the Company through private or public offerings, but it cannot assure that such financing will be available on acceptable terms, or at all. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company effected a 2-for-1 stock split of its common stock and Series A preferred stock on October 4, 2006 on the redomestication of the Company from British Columbia to Delaware. The financial statements have been adjusted retroactively to reflect a 2 for 1 stock split of the common stock effected October 4, 2006.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of expenses during the reporting period, and amounts disclosed in the notes to the financial statements. Actual results could differ from those estimates.

Foreign Currency

The functional currency of the Company until October 4, 2006 was the local currency (Canadian dollar). Starting on October 5, 2006, the local currency is U.S. dollars. The transactions through October 4, 2006 in these financial statements and notes to the financial statements of the Company have been translated into U.S. dollars using period-end exchange rates for assets and liabilities, and monthly average exchange rates for expenses. Intangible assets and equity are translated at historical exchange rates. Translation gains and losses are deferred and recorded in accumulated other comprehensive income (loss) as a component of stockholders’ equity.

Transaction gains and losses that arise from exchange rate changes denominated in other than the local currency are included in other expenses in the statement of operations and are not considered material for the period presented.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company’s financial instruments including cash, due from stockholders, prepaid expenses, notes payable, accounts payable, accrued expenses, and due to related parties approximate fair value due to their short maturities.

Cash concentration

At March 31, 2007, the Company had $264,954 in bank balances at a single U.S. financial institution in excess of the Federal Deposit Insurance Corporation coverage limit of $100,000.

2.   Summary of Significant Accounting Policies (Continued)

Intangible Assets

Intangible assets include the intellectual property and other patented rights acquired. Consideration paid in connection with acquisitions is required to be allocated to the acquired assets, including identifiable intangible assets, and liabilities acquired. Acquired assets and liabilities are recorded based on the Company’s estimate of fair value, which requires significant judgment with respect to future cash flows and discount rates. For intangible assets other than goodwill, the Company is required to estimate the useful life of the asset and recognize its cost as an expense over the useful life. The Company uses the straight-line method to expense long-lived assets (including identifiable intangibles). The intangible assets were recorded based on their estimated fair value and are being amortized using the straight-line method over the estimated useful life of 20 years, which is the life of the intellectual property patents.

Impairment of Long-Lived Assets

The Company regularly evaluates its business for potential indicators of impairment of intangible assets. The Company’s judgments regarding the existence of impairment indicators are based on market conditions, operational performance of the business and considerations of any events that are likely to cause impairment. Future events could cause the Company to conclude that impairment indicators exist and that intangible assets are impaired. The Company currently operates in one reportable segment, which is also the only reporting unit for the purposes of impairment analysis.

The Company evaluates its long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s fair value or discounted estimates of future cash flows. The Company has not identified any such impairment losses to date.

Income Taxes

Income taxes are recorded under the balance sheet method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Research and Development

Research and development expenses include clinical trial costs, outside consultants and contractors, and insurance for the Company’s research and development activities. The Company recognizes such costs as they are incurred.

Comprehensive Income (Loss)

The Company reports comprehensive income (loss) in accordance with the provisions of Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which establishes standards for reporting comprehensive income (loss) and its components in the financial statements. The components of other comprehensive income (loss) consists of net loss and foreign currency translation adjustments. Comprehensive income (loss) and the components of accumulated other comprehensive income (loss) are presented in the accompanying statement of stockholders’ equity.

2.   Summary of Significant Accounting Policies (Continued)

	Nine Months Ended March 31, 2007	Period from July 18, 2005 (date of inception) to March 31, 2006
Net loss	$(2,105,254)	$(735,653)
Foreign currency translation adjustments, net of tax	(2,193)	—
Comprehensive loss	$(2,107,477)	$(735,653)

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which requires the measurement of all share-based payments to employees, including grants of stock options, using a fair-value-based method and the recording of such expense in the statement of operations for all share-based payment awards made to employees and directors including employee stock options based on estimated fair values. In addition, as required by Emerging Issues Task Force Consensus No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services, the Company records stock and options granted at fair value of the consideration received or the fair value of the equity investments issued as they vest over a performance period.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of FIN 48 on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the potential impact that the adoption of SFAS No. 157 will have on its financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Liabilities” (“SFAS 159”). SFAS 159 provides entities with the option to report selected financial assets and liabilities at fair value. Business entities adopting SFAS 159 will report unrealized gains and losses in earnings at each subsequent reporting date on items for which fair value option has been elected. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 requires additional information that will help investors and other financial statement users to understand the effect of an entity’s choice to use fair value on its earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. The Company is currently assessing the impact that the adoption of SFAS 159 may have on our financial position, results of operations or cash flows.

3.                 Intangible Assets and Related Agreement Commitments/ Contingencies

In January 2006, the Company entered into an asset-based transaction agreement with a related party, Urigen, Inc. Simultaneously, the Company entered into a license agreement with a University for certain patent rights.

The agreement with the University was for a license previously licensed to Urigen, Inc. In exchange for this license, the Company issued 818,646 common shares and is required to make annual maintenance payments of $15,000 and milestone payments of up to $625,000, which are based on certain events related to FDA approval. As of June 30, 2006, $25,000 of milestone payments have been incurred. The Company is also required to make royalty payments of 1.5 -3.0 % of net sales of licensed products, with a minimum annual royalty of $35,000. The term of the agreement ends on the earlier of the expiration of the longest-lived item of the patent rights or the tenth anniversary of the first commercial sale. Either party may terminate the license agreement for cause in the event that the other party commits a material breach and fails to cure such breach. In addition, Urigen may terminate the license agreement at any time and for any reason upon a 90-day written notice.

The Company’s agreement with Urigen, Inc. included an assignment of a patent application and intellectual property rights associated therein, and the transfer of other assets and liabilities of Urigen, Inc., resulting in the recognition of intangible assets, as follows:

Cash	$350,000
Receivable from Urigen, Inc. (collected during the period ended June 30, 2006)	120,000
Expenses paid on behalf of the Company	76,923
Convertible debt	(255,000)
Subscription agreements for preferred shares	(480,000)
Other	(560)
Net intangible assets acquired	$188,637

In May 2006, the Company entered into a license agreement with Kalium, Inc., for patent rights and technology relating to suppositories for use in the genitourinary or gastrointestinal system and for the development and utilization of this technology to commercialize products. Under the terms of the agreement, the Company issued common stock in the amount of 720,000 shares (with an estimated fair value of $90,000) and shall pay Kalium royalties based on percentages of 2.0-4.5% of net sales of licensed products during the defined term of the agreement. The Company also is required to make milestone payments (based on achievement of certain events related to FDA approval) of up to $457,500. Milestone payments may be made in cash or common stock, at the Company’s discretion. Kalium shall have the right to terminate rights under this license agreement or convert the license to non-exclusive rights if the Company fails to meet certain milestones over the next three years.

The summary of intangible assets acquired and related accumulated amortization as of March 31, 2007 is as follows:

Patent and intellectual property rights	$278,637
Less: Accumulated amortization	(15,521)
Intangible assets, net	$263,116

3.   Intangible Assets and Related Agreement Commitments/ Contingencies (Continued)

Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the assets, with a weighted average amortization period of 20 years. The Company reported amortization expense on purchased intangible assets of $10,821 for the nine month period ended March 31, 2007, which is included in general and administrative expense in the accompanying statement of operations. Future estimated amortization expense is as follows:

April 1, 2007 – March 31, 2008	$14,428
April 1, 2008 – March 31, 2009	14,428
April 1, 2009 – March 31, 2010	14,428
April 1, 2010 – March 31, 2011	14,428
April 1, 2011 – March 31, 2012	14,428
Thereafter	190,976
$263,116

4.                 Notes Payable

On November 17, 2006, the Company entered into an unsecured promissory note with a director of the Company, in the amount of $200,000. Under the terms of the note, the Company is to pay interest at a rate per annum computed on the basis of a 360-day year equal to 12% simple interest. The foregoing amount is due and payable on the earlier of (i) forty-five (45) days after consummation of the Merger (as defined in the Agreement and Plan of Merger, dated as of October 5, 2006, between the Company and Valentis, Inc., or (ii) two (2) calendar years from the note issuance date (in either case, the “Due Date”). Also, the Company agreed to issue 1,000 shares of Series B Preferred Stock, par value $0.00001 per share.

On January 5, 2007, the Company entered into an unsecured promissory note with a related party in the amount of $100,000. Under the terms of the note, the Company is to pay interest at a rate of 12% per annum until paid in full, with interest compounded as additional principal on a monthly basis if said interest is not paid in full by the end of each month. Interest shall be computed on the basis of a 360 day year. All amounts owed by borrower to Lender hereunder are due and payable by Borrower at its option, without notice or demand, on the earlier of (i) ninety (90) days after consummation of the Merger (as defined in the Agreement and Plan of Merger, dated October 5, 2006, by and among Valentis, Inc., Valentis Holdings, Inc. and Urigen N.A. Inc.) or the consummation of any other business combination or similar transaction that results in a change of control (as defined in the note agreement) of the Borrower, (ii) the occurrence of an Event of Default, or (iii) the second anniversary of the date hereof (in each case, the “Due Date”). Also, the Company agreed to issue 500 shares of Series B Preferred Stock, par value $0.00001 per share.

5.                 Common Stock

Issuance of Common Stock

In July 2005, the Company issued 2 shares of common stock at $0.50 per share upon incorporation.

In December 2005, the Company issued 11,999,998 shares of common stock to Urigen, Inc. shareholders at $0.00005 per share for aggregate proceeds of $559.

In January 2006, the Company issued 1,750,000 shares of common stock to Urigen, Inc. shareholders at $0.00005 per share for aggregate proceeds of $88. Also, 4,200 shares of common stock were issued at $0.43565 per share for aggregate proceeds of $1,830 in lieu of rent payment.

In March 2006, the Company issued 4,200 shares of common stock at $0.4284 per share for aggregate proceeds of $1,798 in lieu of rent payment.

5.   Common Stock (Continued)

In April 2006, the Company issued 20,000 shares of common stock at $0.4279 per share for aggregate proceeds of $8,558 pursuant to an exercise of a stock option.

In May 2006, the Company issued 840,000 shares of common stock at $0.125 per share, net of issuance costs of $2,926, pursuant to a consulting agreement. The Company also issued 720,000 shares of common stock at $0.125 per share pursuant to a licensing agreement.

In June 2006, the Company issued 4,200 shares of common stock at $0.44655 per share for aggregate proceeds of $1,875 in lieu of rent payment.

In August 2006, the Company issued 50,000 shares of common stock at $0.125 per share for an aggregate proceeds of $6,250 pursuant to a consulting agreement. The Company also received payment for 15,000 shares of subscribed common stock at $0.4501 per share for an aggregate proceeds of $6,752. In September 2006, 10,000 shares of common stock were issued.

In September 2006, the Company issued 49,690 shares of common stock at a range of $0.44355 to $0.4466 per share for an aggregate proceeds of $22,102 in lieu of consulting payments. The Company also issued 50,000 shares of common stock at $0.125 per share for an aggregate proceeds of $6,250 pursuant to a consulting agreement. The Company also issued 4,200 shares of common stock at $0.4488 per share for an aggregate proceeds of $1,885 in lieu of rent payment.

Stock Option Plan

The Company has a stock option plan under which options can be granted to directors, officers, employees, and consultants at an exercise price determined by the Board of Directors. Options generally vest as specified in the underlying option agreement with each party and generally have a term of 10 years. 2,000,000 shares have been authorized for granting under this plan. As of March 31, 2007, option activity and outstanding options have not been significant to date.

Common Stock Trust

The Company has an incentive common stock trust under which shares can be purchased by individuals authorized by the Board of Directors. 2,000,000 shares have been authorized for issuance under this plan. As of March 31, 2007, 1,990,000 shares have been issued under this plan to consultants in lieu of compensation for services.

6.                 Series A Convertible Preferred Stock

From July 18, 2005 (date of inception) to March 31, 2007, the Company issued 4,358,938 shares of Series A convertible preferred stock (“Series A”) at 0.50 Canadian dollar (“CAD”) per share resulting in gross aggregate proceeds of $1,898,000 U.S. dollars. Issuance costs of $5,708 were incurred as part of the issuance.

The significant rights and privileges of Series A are as follows:

•       Each share of Series A is convertible into one share of common stock at the option of the holder (subject to adjustments for events of dilution) and has the same voting rights as the number of common shares into which it is convertible. Shares will automatically be converted upon the earlier of: (i) immediately prior to the closing of a Qualified IPO; and (ii) the date specified by written consent of agreement of the holders of not less than two-thirds (66 2/3%) of the then outstanding Series A Preferred Shares.

6.   Series A Convertible Preferred Stock (Continued)

•       If and when declared by the Board of Directors, the holders of Series A are entitled to receive noncumulative dividends. No dividends have been declared or paid as of March 31, 2007.

•       In the event of liquidation, dissolution or winding up of the Company, the holders of Series A then outstanding shall be paid out of available funds and assets, and prior and in preference to any payment or distribution of any available funds and assets on any shares of common stock, an amount equal to 0.50 CAD per share, plus an amount equal to all declared but unpaid dividends on each share.

In the event of any liquidation, dissolution or winding up of the affairs of the Company (a “Liquidation”), either voluntary or involuntary, the Series A stockholders shall be entitled to receive pari passu with any stockholders of other preferred shares, out of the assets of the Company available for distribution to the holders of the Company’s capital stock, an amount equal to the original purchase price of Series A preferred stock plus an amount equal to all declared and unpaid dividends thereon (the “Liquidation Preference”), if any, to the date that payment is made, before any payment shall be made or any assets distributed to the stockholders of common shares or any other class of shares of the Company. If upon the liquidation, dissolution or winding up of the affairs of the Company, the assets to be distributed among the stockholders of preferred shares are insufficient to permit the payment to such stockholders of the full amounts to be distributed to them, then the entire assets of the Company legally available for distribution shall be distributed ratably among the holders of the preferred shares, pari passu, in proportion to the full preferential amount each such stockholder is otherwise entitled to receive.

In July 2005, the Company received a payment for 100,000 shares of subscribed Series A preferred stock at $0.44085 per share for aggregate proceeds of $44,085. The Series A preferred stock was issued in June 2006.

In August 2005, the Company received a payment for 150,000 shares of subscribed Series A preferred stock at $0.43875 per share for aggregate proceeds of $65,813. The Series A preferred stock was issued in June 2006.

In September 2005, the Company received payment for 300,000 shares of subscribed Series A preferred stock at a range of $0.43875 to $0.43975 per share for aggregate proceeds of $131,725. The Series A preferred stock was issued in June 2006.

In October 2005, the Company received payment for 308,856 shares of subscribed Series A preferred stock at a range of $0.43305 to $0.44085 per share for aggregate proceeds of $135,054. The Series A preferred stock was issued in June 2006.

In November 2005, the Company received payment for 235,420 shares of subscribed Series A preferred stock at $0.43855 per share for aggregate proceeds of $103,314. The Series A preferred stock was issued in June 2006.

In December 2005, the Company received payment for 263,024 shares of subscribed Series A preferred stock at a range of $0.4339 to $0.4553 per share for aggregate proceeds of $116,709. The Series A preferred stock was issued in June 2006.

In January 2006, the Company received payment for or converted then outstanding notes into 1,903,604 shares of subscribed Series A preferred stock at a range of $0.28205 to $0.4466 per share for aggregate proceeds of $822,017. The Series A preferred stock was issued in June 2006. The convertible notes (acquired from an asset-based purchase discussed in Note 3) had a provision that upon conversion into stock, a 20-35% discount (as stated in individual note agreements) would apply. The beneficial conversion rate amount of $65,000 has been recognized as interest expense in the accompanying statement of operations.

6.   Series A Convertible Preferred Stock (Continued)

In February 2006, the Company received payment for 410,186 shares of subscribed Series A preferred stock at a range of $0.43015 to $0.4354 per share for aggregate proceeds of $178,286. The Series A preferred stock was issued in June 2006.

In March 2006, the Company received payment for 258,854 shares of subscribed Series A preferred stock at a range of $0.4283 to $0.44125 per share for aggregate proceeds of $111,640. The Series A preferred stock was issued in June 2006.

In April 2006, the Company received payment for 146,844 shares of subscribed Series A preferred stock at a range of $0.4301 to $0.44085 per share for aggregate proceeds of $63,661. The Series A preferred stock was issued in June 2006.

In May 2006, the Company received payment for 58,856 shares of subscribed Series A preferred stock at $0.45085 per share for aggregate proceeds of $26,535. The Series A preferred stock was issued in June 2006.

In June 2006, the Company received payment or subscription agreements for 221,254 shares of subscribed Series A preferred stock at a range of $0.44655 to $0.4525 per share for aggregate proceeds of $99,430. The Series A preferred stock was issued later in June 2006. Payments for $45,724 in stockholder receivables were received subsequent to June 30, 2006.

In September 2006, the Company issued 2,040 shares of Series A preferred stock to correct a previous issuance.

7.                 Series B Convertible Preferred Stock

In the nine month period ended March 31, 2007, the Company issued 180,000 shares of Series B preferred stock (“Series B”) at $2.50 per share resulting in a gross aggregate proceeds of $450,000.

The significant rights and privileges of the Series B are as follows:

•       The Series B Preferred Shares shall rank junior to the Series A Preferred Stock and to any other series of capital stock of the Corporation hereafter created, specifically ranking by its terms senior to the Series B Preferred Shares.

•       To the extent that the Company declares or pays dividends on or makes any distributions with respect to the common shares, the Company shall declare and pay the same dividend on or make the same distribution with respect to each Series B preferred share on an as Converted Basis. “As-Converted Basis” means that number of common shares into which a Series B Preferred Share is convertible which shall be determined based on the Series B Conversion Ratio (as hereinafter defined) and shall be determined on the date on which the dividend is declared or the distribution is made or such other applicable date. No distributions shall be paid on any common shares during any fiscal year of the Company unless dividends in the amount set forth have also been paid to the holders of Series B preferred shares (the “Series B Holders”), or declared and set apart for payment in respect of each outstanding Series B preferred share, during that fiscal year.

•       In the event of any liquidation, dissolution or winding up of the affairs of the Company (a “Liquidation’), either voluntary or involuntary, the Series B Holders shall rank on a parity with the Common Shareholders and each Series B preferred share shall receive, after payment has been made to the holders of the Series A preferred shares of the full amounts as to which they are entitled. The same distribution made in respect of each Common Share on the then applicable As-Converted Basis.

7.   Series B Convertible Preferred Stock (Continued)

In October 2006, the Company received payment for 46,000 shares of subscribed Series B preferred stock at $2.50 per share for aggregate proceeds of $115,000. The Series B preferred stock was issued in October 2006. The Company also issued 1,000 shares of Series B preferred stock at $2.50 per share for aggregate proceeds of $2,500 pursuant to an exchange agreement. The Company also issued 4,000 shares of Series B preferred stock at $2.50 per share for aggregate proceeds of $10,000 pursuant to a vendor agreement. An additional 1,000 shares of Series B preferred stock at $2.50 per share for an aggregate proceeds of $2,500 pursuant to a promissory note.

In November 2006, the Company received payment for 100,000 shares of subscribed Series B preferred stock at $2.50 per share for aggregate proceeds of $250,000. The Series B preferred stock was issued in November 2006. The Company also issued 4,000 shares of Series B preferred stock at $2.50 per share for aggregate proceeds of $10,000 pursuant to a vendor agreement.

In December 2006, the Company issued 4,000 shares of Series B preferred stock at $2.50 per share for an aggregate proceeds of $10,000 pursuant to a vendor agreement.

In January 2007, the Company issued 40,000 shares of Series B preferred stock at $1.25 per share for an aggregate proceeds of $50,000 to an officer in lieu of payroll. The Company also issued 19,200 shares of Series B preferred stock at $2.50 per share for an aggregate proceeds of $48,000 pursuant to a consulting agreement. The Company also issued 500 shares of Series B preferred stock at $2.50 per share for an aggregate proceeds of $1,250 pursuant to a promissory note. Also, the Company issued 4,000 shares of Series B preferred stock at $2.50 per share for an aggregate proceeds of $10,000 pursuant to a vendor agreement. The company also issued 20,000 shares of Series B preferred stock at $2.50 per share for an aggregate of $50,000 to a shareholder.

In February 2007, the Company issued 10,000 shares of Series B preferred stock for an aggregate proceeds of $12,500 to an officer in lieu of payroll. The Company also issued 4,000 shares of Series B preferred stock at $2.50 per share for an aggregate proceeds of $10,000 pursuant to a vendor agreement.

In March 2007, the Company issued 10,000 shares of Series B preferred stock for an aggregate proceeds of $12,500 to an officer in lieu of payroll. The Company also issued 4,000 shares of Series B preferred stock at $2.50 per share for an aggregate proceeds of $10,000 pursuant to a vendor agreement.

8.                 Stock Subscribed

In August 2006, the Company received payment for 5,000 shares of subscribed common stock at $.4502 per share for aggregate proceeds of $2,251.

In December 31, 2006, the Company had 74,560 shares of subscribed Series B preferred stock at $1.25 per share for aggregate proceeds of $93,200 to officers of the Company in lieu of cash payroll for the period October 1 through December 31, 2006.

In March 2007, the Company had 113,639 shares of subscribed Series B preferred stock at $1.25 per share for an aggregate of $142,049 to officers of the Company in lieu of cash payroll for the period January 1 through March 31, 2007.

9.                 Related Party Transactions

In January 2006, the Company entered into an agreement with Urigen, Inc., a related party entity by stockholders in common with Urigen Holdings, Inc. As discussed in Note 3, Urigen, Inc. transferred certain assets to Urigen Holdings, Inc. in exchange for the Company’s assumption of certain liabilities and subscription agreements. As of March 31, 2007, no amounts were due to or from the Company.

9.   Related Party Transactions (Continued)

As of March 31, 2007, the Company is paying a fee of $1,500 per month to EGB Advisors, LLC. EGB Advisors, LLC is owned solely by William J. Garner, President and CEO of the Company. Mr. Garner owns 7,762,706 shares of common stock. The fees are for rent, telephone and other office services which are based on estimated fair market value. Mr. Garner also received payment for services provided as a consultant to the Company. As of March 31, 2007, Mr. Garner and EGB Advisors, LLC were owed $22,193, collectively. From the inception of the Company to March 31, 2007, the Company has paid $124,627 to these related parties.

Several stockholders provided consulting services and were paid $299,516 for those services from the inception of the Company to March 31, 2007. These stockholders cumulatively own 4,203,060 shares of common stock, 38,110 shares of Series A and 1,000 shares of Series B.

As of March 31, 2007, the Company’s legal counsel in Canada, of which two members are stockholders of 300,000 common shares and 70,000 preferred shares of Series A, was owed $55,389.

From the inception of the Company to March 31, 2007, the Company paid $55,709 for legal expenses to the related party stockholders’ company.

As of March 31, 2007, the Company’s legal counsel, of which a member is a stockholder of 504,832 common shares, was owed $108,664. From the inception of the Company to March 31, 2007, the Company paid $54,011 for legal expenses to the related party stockholder’s company.

10.          Contingencies

Indemnification

Under certain patent agreements, the Company has agreed to indemnify the licensors of the patented rights and technology against any liabilities or damages arising out of the development, manufacture, or sale of the licensed asset.

Annex A

AGREEMENT AND PLAN OF MERGER

By and Among

VALENTIS, INC., as Parent,

VALENTIS HOLDINGS, INC., as Merger Sub

And

URIGEN, N. A., INC.

A-i

A-ii

A-iii

A-iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made as of October 5, 2006, by and among VALENTIS, INC., a Delaware corporation (“Parent”), VALENTIS HOLDINGS, INC., a Delaware corporation and direct wholly-owned subsidiary of Parent (“Merger Sub”), and URIGEN N.A., INC., a Delaware corporation (“Urigen,” formerly known as “Urigen Canada”). Certain terms are used herein as defined below in Article 16 or elsewhere in the Agreement.

WHEREAS, Urigen Holdings, Inc. (“Urigen Canada”), a corporation organized and existing under the laws of British Columbia, has been re-domesticated as a Delaware corporation (the “Re-domestication”) under the name “Urigen N.A., Inc.” by filing a Certificate of Domestication with the Secretary of State of Delaware pursuant to Section 388 of the Delaware General Corporation Law (“DGCL”);

WHEREAS, the Boards of Directors of each of Parent, Merger Sub, and Urigen believe that the merger of Merger Sub into Urigen (the “Merger”) would be in the best interest of and beneficial to their respective corporations and stockholders; and

WHEREAS, the parties hereto intend that the Merger shall qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the “Code”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and of other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that Merger Sub shall be merged with and into Urigen and Urigen, as the surviving corporation, shall become a wholly-owned subsidiary of Parent upon the terms and subject to the conditions set forth in this Agreement.

ARTICLE 1.   THE MERGER.

1.1        Closing and Effective Time of Merger.   Subject to the closing conditions set forth in Article 7 and Article 8 hereof, at a closing (the “Closing”) to be held at the offices of Smith, Gambrell & Russell, LLP on such date and at such time prior to the Termination Date referred to in Article 14, as may be agreed to by the parties or, if not agreed, then on the second Business Day following the satisfaction or waiver of all closing conditions set forth in Article 7 and Article 8 (the “Closing Date”), Urigen and Merger Sub shall cause to be definitively executed and delivered to one another the Certificate of Merger substantially in the form attached hereto as Exhibit A (the “Certificate of Merger”) and shall cause such document to be filed with the Secretary of State of Delaware in order to cause the Merger contemplated by this Agreement to become effective under the laws of the State of Delaware. The Merger shall become effective on the date and at the time of the acceptance for record of the Certificate of Merger by the Secretary of State of Delaware in accordance with the DGCL, or at such time specified in the Certificate of Merger (the “Effective Time”). References herein to the “Surviving Corporation” shall mean Urigen on and after the Effective Time.

1.2        Terms and Conditions of Merger.   Upon the Effective Time, pursuant to the Certificate of Merger and this Agreement,

(a)        Merger Sub shall be merged with and into Urigen and the separate existence of Merger Sub shall cease;

(b)        Urigen shall continue as the Surviving Corporation, organized under the laws of the State of Delaware, the authorized capital stock of which shall be as set forth in the Certificate of Merger;

(c)        the Certificate of Incorporation and Bylaws of Urigen shall be amended at and as of the Effective Time as set forth in the Certificate of Merger, and as so amended shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation;

(d)        the directors and officers of the Surviving Corporation as of the Effective Time shall be those specified in the Certificate of Merger;

(e)        each share of the Fully Diluted Urigen Stock issued and outstanding immediately prior to the Effective Time (other than any shares held by dissenting stockholders referred to in Section 2.11 below who have not waived in writing or failed to perfect or effectively withdrawn or lost their rights to appraisal under Section 262 of the DGCL), shall by virtue of the Merger become and be converted into the right to receive from Parent a number of shares of the common stock, par value $0.001 per share, of Parent (“Parent Stock”) equal to the Conversion Number (the value of all shares of Parent Stock so issued to Urigen Stockholders (as defined below) are collectively referred to as the “Merger Consideration”), subject to the adjustments set forth in Section 2.13 and Section 2.14 below;

(f)         each share of Urigen Stock held in Urigen’s treasury, if any, immediately prior to the Effective Time, shall be virtue of the Merger be canceled and retired and cease to exist and no payment shall be made with respect thereto;

(g)        As of the Effective Time, each issued and outstanding share of stock of Merger Sub shall be converted into one share of the capital stock of the Surviving Corporation, all of which capital stock of the Surviving Corporation shall be owned by Parent as of the Effective Time; and

(h)        all of the estate, properties, rights, privileges, powers and franchises of Urigen and Merger Sub and all of their property, real, personal and mixed, and all debts and obligations of any kind of Urigen or Merger Sub shall vest in the Surviving Corporation, without any further act or deed being required therefor.

ARTICLE 2.   PROCEDURES; FRACTIONAL SHARES; ADJUSTMENTS, ETC.

2.1        Certificates of Urigen Stock.   Certificates that represent shares of Urigen Stock that are outstanding immediately prior to the Effective Time (each a “Certificate”) and are converted into shares of Parent Stock pursuant to Section 1.2(e) shall, after the Effective Time, be deemed to represent the shares of the Parent Stock into which such shares have been converted and shall be exchangeable by the holders thereof in the manner provided in Section 2.2 and Section 2.3 below for new certificates representing the shares of Parent Stock into which such shares of Urigen Stock have been converted.

2.2        Replacement of Certificates.   As promptly as practicable after the Effective Time, Parent or its transfer agent for Parent Stock shall send to each holder of record of shares of Urigen Stock (other than with respect to any such shares held directly or indirectly by Parent, Urigen or dissenting stockholders referred to in Section 2.11 below) outstanding immediately prior to the Effective Time (the “Urigen Stockholders”), transmittal materials for use in exchanging the Certificates for such shares for certificates for the shares of Parent Stock into which such shares of Urigen Stock have been converted pursuant to Section 1.2(e). Upon surrender of a Certificate to Parent (or the transfer agent for Parent Stock), together with a duly executed letter of transmittal and any other required documents, such Certificate shall be cancelled and exchanged for a certificate for the number of shares of Parent Stock to which such holder is entitled in accordance with the provisions and procedures set forth in Section 1.2(e) and this Article 2 (or returned to the presenting Person, if the shares of Urigen Stock formerly represented by such Certificate are held of record by a former Urigen Stockholder who has duly exercised the appraisal rights described in Section 2.4 and Section 2.11 below).

2.3        Dividends and Distribution.   Any Urigen Stockholder holding unsurrendered Certificates (other than Urigen Stockholders who have duly exercised the appraisal rights described in Section 2.4 and

Section 2.11 below who shall not be entitled to the dividends or other distributions described herein) shall not receive any dividend or other distribution payable after the Effective Time with respect to Parent Stock until such Urigen Stockholder surrenders such Certificate, at which time such Urigen Stockholder shall receive all dividends and distributions, without interest thereon, otherwise payable after the Merger (if any) but withheld from such Urigen Stockholder pursuant hereto.

2.4        Rights of Holders of Urigen Stock.   After the Effective Time, holders of Urigen Stock shall cease to be, and shall have no rights as, stockholders of Urigen, other than (i) to receive shares of Parent Stock into which such shares have been converted pursuant to the provisions hereof, and (ii) any rights afforded to any such holder who has demanded appraisal rights in compliance with all provisions of the laws of the State of Delaware concerning the right of such holder to dissent from the Merger and demand appraisal of such shares of Urigen Stock.

2.5        No Further Transfer of Shares.   After the Effective Time, there shall be no transfers of Urigen Stock that were outstanding immediately prior to the Effective Time on the stock transfer book of the Surviving Corporation. If, after the Effective Time, Certificates are presented to the Surviving Corporation for transfer, they shall be cancelled and exchanged for Parent Stock as provided in Section 1.2(e) and Section 2.2 hereof.

2.6        No Liability for Abandoned Property.   Neither Parent nor Urigen nor any other Person shall be liable to any former holder of shares of Urigen Stock for any shares or any dividends or distributions with respect thereto properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any Merger Consideration remaining unclaimed two years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental entity) shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

2.7        Lost, Stolen or Destroyed Certificates.   If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent in its discretion and as a condition precedent to the issuance thereof, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against any of Parent, the Surviving Corporation and the transfer agent for Parent Stock with respect to such Certificate, Parent or its transfer agent will deliver in exchange for such lost, stolen or destroyed Certificate a certificate for the applicable shares of Parent Stock deliverable in respect thereof pursuant to Section 1.2(e) and this Article 2, any cash issuable (if any) in lieu of fractional Parent Stock, and unpaid dividends and distributions in respect of or on Parent Stock deliverable in respect thereof, pursuant to this Agreement.

2.8        Transfer of Certificates.   If any certificate representing shares of Parent Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefore is registered, it shall be a condition to the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer (including a medallion guarantee as to the signature of the transferor if so requested by Parent), and that the Person requesting such exchange shall pay to Parent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Parent Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of Parent that such Tax has been paid or is not payable.

2.9        No Fractional Shares.   No fractional share of Parent Stock shall be issued in the Merger. Each Urigen Stockholder who would otherwise be entitled to receive a fractional share of Parent Stock shall receive a cash payment in lieu thereof (without interest) in an amount equal to such fractional share of Parent Stock multiplied by weighted 30-day average price of Parent Stock as quoted on the Nasdaq

Capital Market calculated for the 30-day period immediately prior to the first public announcement of the transactions contemplated by this Agreement. No such holder shall be entitled to dividends, voting rights or any other rights as a stockholder in respect of any fractional shares of Parent Stock.

2.10     Exercise of Options, Warrants and Conversion of Notes and Preferred Stock.   On or before the Effective Time, all outstanding stock options, warrants and other rights to purchase or acquire capital stock of Urigen shall be exercised or exchanged as provided in Section 7.8 hereof and all outstanding securities exchangeable for or convertible into capital stock of Urigen, including, without limitation, the Urigen Preferred Stock, shall be exchanged and/or converted into capital stock of Urigen. Immediately prior to the Effective Time, the outstanding capital stock of Urigen shall consist only of Urigen Common Stock. For all purposes of this Agreement, the shares of the capital stock of Urigen issued upon exercise or in exchange for such outstanding stock options, warrants and other rights or upon conversion of any other securities exchangeable for or convertible into the capital stock of Urigen shall be deemed the capital stock of Urigen and the recipients thereof shall be deemed to be Urigen Stockholders.

2.11     Dissenting Shares.   Notwithstanding Section 1.2(e) and Article 2 hereof, the shares of Urigen Stock that are issued and outstanding immediately prior to the Effective Time and that are held by Urigen Stockholders who did not vote in favor of the Merger and who comply with all of the relevant provisions of Section 262 of DGCL (the “Dissenting Shares”) shall not be converted into Parent Stock, unless and until such Urigen Stockholders shall have waived in writing or failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under Section 262 of DGCL; and any such Urigen Stockholder shall have only such rights in respect of the Dissenting Shares owned by them as are provided by DGCL. If any such Urigen Stockholder shall have waived in writing or failed to perfect or shall have effectively withdrawn or lost such right, such Urigen Stockholder’s Dissenting Shares shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for Parent Stock without any interest thereon, pursuant to the terms of Section 1.2(e) and Article 2. Urigen will promptly comply with its obligations under Section 262 of the DGCL and will give Parent prompt notice of any demands and withdrawals of such demands received by Urigen for appraisals of Dissenting Shares.

2.12     Intentionally Omitted.

2.13     Extraordinary Adjustments.   If subsequent to the date hereof but prior to the Effective Time, Urigen changes the number of shares of Urigen Stock, or Parent changes the number of shares of Parent Stock, issued and outstanding as a result of a stock split, stock combination, dividend of stock or other securities (or a record date within such period with respect to such a dividend), recapitalization, redenomination of share capital or other similar transaction (including, without limitation, the “Reverse Split” as defined below, collectively, the “Stock Transactions”), the Conversion Number and other items dependent thereon shall be appropriately adjusted to provide to the holders of Urigen Stock the same economic effect and percentage ownership of Parent Stock as contemplated by this Agreement prior to such Stock Transaction. Prior to the Closing Date, and subject to the approval of Parent’s stockholders, Parent shall effect a reverse stock split of its capital stock in a range to be determined by Parent’s Board of Directors (after consultation with Urigen) for the purpose of ensuring Parent’s compliance with the listing requirements of the Nasdaq Capital Market (the “Reverse Split”).

2.14     Minimum Liquidity and Net Worth; Purchase Price Adjustment.

(a)        Within five (5) Business Days after the execution of this Agreement and thereafter not later than the twentieth (20th) Business Day of each month after the month in which this Agreement is signed, Parent shall deliver to Urigen a calculation of (1) Parent’s consolidated net worth, including a calculation of the net assets and a calculation of the net liabilities of Parent (“Net Worth”), and (2) a calculation of Parent’s cash and cash equivalents with immediate maturity and convertible to cash net of any penalty (the “Cash Balance”) (such calculations collectively, the “Calculations” and such Calculations as provided below the “Closing Calculations”). Not later than five (5) Business Days prior to the scheduled Closing Date,

Parent shall deliver Closing Calculations reflecting Net Worth as of such date minus all known or expected changes through the scheduled Closing Date (the “Closing Net Worth”), and Cash Balance as of such date minus all known or expected changes through the scheduled Closing Date (the “Closing Cash Balance”). Except as expressly contemplated by this Agreement, the calculation of Closing Net Worth shall be made in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

(b)        At the Closing, the Cash Balance determined pursuant to Section 2.14(a) above shall be compared to a benchmark Cash Balance of $1,000,000, with any difference between actual Cash Balance and such benchmark Cash Balance being referred to herein as the “Cash Balance Difference.” If the Cash Balance is a deficit amount, i.e., below $1,000,000, then the Cash Balance Difference shall be expressed as a positive number (the “Liquidity Shortfall”). If the Cash Balance is a zero or a positive amount, the then the Cash Balance Difference shall be expressed as a negative number.

(c)        At the Closing, the Net Worth determined pursuant to Section 2.14(a) above shall be compared to a benchmark Net Worth of $1,000,000, with any difference between actual Net Worth and such benchmark Net Worth being referred to herein as the “Net Worth Difference.” If Net Worth is a deficit amount, i.e., below $1,000,000, then the Net Worth Difference shall be expressed as a positive number (the “Net Worth Shortfall”). If Net Worth is a zero or a positive amount, the then Net Worth Difference shall be expressed as a negative number.

(d)        If, based on the Closing Cash Balance or the Closing Net Worth, either the Liquidity Shortfall or the Net Worth Shortfall is more than or equal to $200,000, then Urigen shall have the right to terminate this Agreement (which right shall be exercised in no event later than three (3) Business Days after the final determination of the Liquidity Shortfall and the Net Worth Shortfall). By way of clarification and for the avoidance of doubt, Urigen shall not receive any Termination Fee or reimbursement of Expenses, nor shall Urigen be obligated to pay any Termination Fee to, or reimburse any Expenses of, Parent or Merger Sub, if this Agreement is terminated as a result of any Liquidity Shortfall or any Net Worth Shortfall pursuant to this Section 2.14(d). In the event of any Liquidity Shortfall or any Net Worth Shortfall, pursuant to which this Agreement is not terminated, the Merger Consideration will be adjusted by an increase in the number of shares issuable to the holders of Urigen’s Stock by an aggregate amount equal to the amount of the Liquidity Shortfall or Net Worth Shortfall (whichever is greater) divided by the weighted 30-day average price of Parent Stock as quoted on the Nasdaq Capital Market calculated for the 30-day period immediately prior to the first public announcement of the transactions contemplated by this Agreement (the “Shortfall Shares”) and such Shortfall Shares shall be issued pro rata to the Urigen Stockholders (the “Closing Adjustment”). No fractional Shortfall Shares shall be issued and any fractional Shortfall Share amount to which the holders of Urigen’s Stock would be entitled to as a result of such Closing Adjustment shall instead be paid in cash (without interest) in a manner consistent with Section 2.9 of this Agreement.

(e)        Prior to Closing, contemporaneously with each of the Calculations, Parent shall (i) provide Urigen and Urigen’s authorized representatives with full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of Parent, to all relevant books, records, work papers, information and employees of such Persons, and (ii) cooperate fully with Urigen and Urigen’s authorized Representatives, in each case as is necessary or useful for the preparation, calculation and review of the Calculations, or for the resolution of any dispute between the parties relating thereto.

(f)         The Closing Calculations may be reviewed, at the option and expense of Urigen, by Grant Thornton, LLP, independent registered public accounting firm for Urigen (“Urigen’s Auditor”), who will be afforded full access to all books and records of Parent and its subsidiaries.

(g)        Unless Urigen disputes the Closing Calculations pursuant to this Section 2.14(g) within two (2) Business Days after receipt from Parent, the Closing Calculations delivered by Parent to Urigen shall be final, binding and conclusive on Urigen and Parent. Urigen may dispute any item shown on the

Closing Net Worth or Closing Cash Balance Calculations by sending written notice (a “Dispute Notice”) to Parent within one (1) day prior to the scheduled Closing. The Dispute Notice shall identify each disputed item with respect to the Closing Calculations, as applicable, specify, to the extent practicable, the amount of such dispute and set forth in general terms the basis for such dispute. In the event of such a dispute, the Closing shall be delayed and, subject to Urigen’s termination rights in Section 2.14(d), Urigen and Parent shall attempt in good faith to resolve their differences, and any resolution by them as to any disputed items shall be final, binding, and conclusive on Urigen and Parent. If Urigen and Parent are unable to reach a resolution of all of their differences within ten (10) days after Urigen delivers the Dispute Notice to Parent, then Urigen and Parent shall promptly submit any remaining disputed items to PricewaterhouseCoopers or any other accounting firm mutually acceptable to Urigen and Parent (the “Independent Accounting Firm”). If any remaining disputed items are submitted to the Independent Accounting Firm for resolution, (i) each party will furnish to the Independent Accounting Firm such work papers and other documents and information relating to the remaining disputed items as the Independent Accounting Firm may request and are available to such party, and each party will be afforded the opportunity to present to the Independent Accounting Firm any material relating to the disputed items and to discuss the resolution of the disputed items with the Independent Accounting Firm; (ii) each party will use its good faith best efforts to work with the other parties and the Independent Accounting Firm to resolve the disputed items within twenty (20) days after the submission of the disputed items to the Independent Accounting Firm; (iii) the determination by the Independent Accounting Firm, as set forth in a written notice to Urigen and Parent, shall be final, binding and conclusive on Urigen and Parent, and (iv) the fees and disbursements of the Independent Accounting Firm shall be allocated between Urigen and Parent so that Urigen pays for the percentage of such fees and disbursements equal to the ratio that the amount of the disputed items submitted to the Independent Accounting Firm that is unsuccessfully disputed by Urigen (as finally determined by the Independent Accounting Firm) bears to the total amount of all disputed items submitted to the Independent Accounting Firm, and Parent shall pay the balance of such fees and disbursements; provided, however, that if, following such resolution, Urigen would be entitled to terminate this Agreement (and prior to such resolution Urigen did not have such right), Parent shall pay such fees and disbursements in their entirety if Urigen elects to terminate this Agreement; otherwise, such fees and disbursements for which Parent is responsible shall be treated as a reduction to the Cash Balance and such fees and disbursements for which Urigen is responsible shall be treated as an addition to the Cash Balance, in each case, for purposes of calculation of the Closing Adjustment.

(h)        The Closing Calculations shall be deemed to be final, binding and conclusive on Urigen and Parent upon the earliest of (i) the failure of Urigen to notify Parent of a dispute by the deadline set forth in Section 2.14 (g) after the receipt of the Closing Calculations; (ii) the resolution of all disputes by Urigen and Parent; and (iii) the resolution of all disputes by the Independent Accounting Firm.

(i)         Urigen and Parent shall use commercially reasonable efforts to cause the Independent Accounting Firm to render its decision as soon as is reasonably practicable, including, without limitation, prompt compliance with all reasonable requests by the Independent Accounting Firm for information, papers, books, records and the like; provided that Urigen and Parent agree that the purpose of retention of the Independent Accounting Firm shall not include the conduct of its own independent audit of the Closing Calculations, but rather shall be limited to resolving the issues presented to it and matters related thereto. All decisions of the Independent Accounting Firm with respect to the Closing Calculations shall be final and binding upon both Urigen and Parent.

2.15     Withholding.   Parent or its agent shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Urigen Stock such amounts as may be required to be deducted or withheld therefrom under this Agreement, under the Code or, any provision of state, local or foreign Tax Law, or under any other applicable Law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

ARTICLE 3.   REPRESENTATIONS AND WARRANTIES OF URIGEN.

Urigen hereby represents and warrants to Parent and Merger Sub as follows:

3.1        Incorporation; Authority.   Urigen is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own or lease and operate its properties and to carry on its business as now conducted in all material respects. Urigen has supplied to Parent complete and correct copies of its Certificate of Incorporation and Bylaws and all amendments thereto. Urigen is duly qualified and in good standing as a foreign corporation in each jurisdiction in which the character of the properties owned or leased or the nature of the activities conducted by it makes such qualification necessary, unless the failure to so qualify does not have a material adverse effect on the business, assets or financial condition of Urigen. Urigen has been validly discontinued as a corporation under the Business Corporations Act (British Columbia) and has complied with all requirements of such statute in connection therewith, including but not limited to, notices to stockholders with respect to the Re-domestication and the procedures for exercising dissent or similar rights.

3.2        Corporate Power; Binding Effect.   Subject to Urigen Stockholders’ approval, Urigen has all requisite corporate power and authority to enter into this Agreement and the Certificate of Merger, and to perform all of its agreements and obligations under this Agreement and the Certificate of Merger in accordance with their respective terms. This Agreement has been duly authorized by Urigen’s Board of Directors, has been duly executed and delivered by Urigen and constitutes the legal, valid and binding obligation of Urigen, enforceable against Urigen in accordance with its terms, subject only, in respect of the consummation of the Merger, to requisite approval by Urigen Stockholders, and except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which a proceeding therefor may be brought (collectively, the “Enforcement Exceptions”). Upon execution and delivery by Urigen of the Certificate of Merger on the Closing Date, the Certificate of Merger will have been duly authorized, executed and delivered by, and constitute the legal, valid and binding obligation of, Urigen subject to the Enforcement Exceptions. Neither the execution, delivery or performance by Urigen of this Agreement nor of the Certificate of Merger in accordance with their respective terms will result in any violation of or default or creation of any lien under, or the acceleration or vesting or modification of any right or obligation under, or in any conflict with, Urigen’s Certificate of Incorporation or Bylaws or of any agreement, instrument, judgment, decree, order, statute, rule or regulation binding on or applicable to Urigen, except where any of the foregoing would not have a material adverse effect on the business, assets or financial condition of Urigen. Urigen has taken all action necessary to exempt the transactions contemplated by this Agreement from the operation of any applicable “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation enacted under the state or federal laws of the United States.

3.3        Subsidiaries.   Urigen does not have any subsidiaries and does not own or hold of record and/or beneficially any shares of any class in the capital stock of any corporation. Urigen does not own any legal and/or beneficial interests in any partnerships, business trusts or joint ventures or in any other unincorporated business enterprise.

3.4        Capitalization.   The authorized capital of Urigen consists of (i) 20,000,000 shares of common stock, par value $0.00001 per share, 7,753,245 shares of which are issued and outstanding, and (ii) 6,000,000 shares of preferred stock, par value $0.00001 per share, of which 5,000,000 shares has been designated as Series A Preferred Stock, of which 2,179,469 shares are issued or outstanding on the date hereof. All such outstanding shares of Urigen Stock are owned of record by Urigen Stockholders as set forth on Schedule 3.4 hereto and are validly issued, fully paid and non-assessable and were issued in material compliance with the Securities Act. Except as set forth in Schedule 3.4, each holder of shares of capital stock or securities that are or may become convertible into or exercisable or exchangeable for shares of capital stock of Urigen qualifies as an “accredited investor” as defined in Regulation D promulgated under the Securities Act. Except as set forth in Schedule 3.4, Urigen is neither a party to nor is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for Urigen to issue, deliver or sell, or cause to be issued, delivered or sold any shares of Urigen Stock or any other equity security of Urigen or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any shares of Urigen Stock or any other equity security of Urigen or obligating Urigen to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments or agreements. As of the date hereof there are no outstanding contractual obligations of Urigen to repurchase, redeem or otherwise acquire any shares of capital stock of Urigen. As of the date hereof, there are no outstanding agreements with respect to the voting of Urigen Stock or any rights of first refusal, preemptive rights or registration rights .

3.5        Financial Statements.   Urigen has provided Parent with copies of (i) the unaudited balance sheet of its predecessor, Urigen Canada, as of December 31, 2005 (the “Urigen Canada Balance Sheet”), and the related unaudited statements of income and stockholders’ equity and changes in financial position of Urigen Canada for the fiscal year ended December 31, 2005, and (ii) the unaudited quarterly balance sheets and related statements of income for all quarters after December 31, 2005, and up to and including the date hereof of Urigen or its predecessor, Urigen Canada, as the case may be, and will deliver any additional quarterly reports thereafter up to and including the Closing Date (collectively, the “Urigen Financial Statements”). The Urigen Canada Balance Sheet and each other such balance sheet were prepared in accordance with Canadian and U.S. GAAP, as applicable, applied on a consistent basis unless otherwise noted therein throughout the periods indicated and fairly present the financial condition of Urigen Canada (and Urigen, as applicable) in all material respects as of its date; and each of such statements of income and stockholders’ equity and changes in financial position and statements of operations were prepared in accordance with Canadian and U.S. GAAP, as applicable, applied on a consistent basis unless otherwise noted therein throughout the periods indicated and fairly present in all material respects the results of operations, stockholders’ equity and changes in financial position of Urigen Canada (and Urigen, as applicable) for the period covered thereby, subject, in the case of quarterly results, to normal year-end adjustments that were not, or are not expected to be, material in amount.

3.6        Absence of Certain Changes.   Except as set forth on Schedule 3.6, since the date of Urigen Canada Balance Sheet, there has not been: (i) any change in the business of Urigen or in its relationships with suppliers, licensees, scientists, researchers, licensors or the like other than changes which were both in the ordinary course of business and have not had a material adverse effect on the business, assets or financial condition of Urigen; (ii) any acquisition or disposition by Urigen of any material amount of assets or properties other than in the ordinary course of business; (iii) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting, either in any case or in the aggregate, the business of Urigen; (iv) any declaration, setting aside or payment of any dividend or any other distributions in respect of any class of the capital stock of Urigen; (v) any issuance of any shares of any class of the capital stock of Urigen or any direct or indirect redemption, purchase or other acquisition of any shares of any class of the capital stock of Urigen; (vi) any increase in the compensation, pension or other benefits payable or to become payable by Urigen to any of its officers or employees, or any bonus payments or arrangements made to or with any of them; (vii) any entry by Urigen into any transaction other than in the ordinary course of business; (viii) any incurrence by Urigen of any material obligations or liabilities, whether absolute, accrued, contingent or otherwise (including, without limitation, liabilities as guarantor or otherwise with respect to obligations of others), other than obligations and liabilities incurred in the ordinary course of business; (ix) any mortgage, pledge, lien, lease, security interest or other charge or encumbrance on any of the assets, tangible or intangible, of Urigen, other than those arising by operation of Law which do not materially impair the operation of Urigen’s business; (x) any change in accounting principles, practices or methods used by Urigen; or (xi) any discharge or satisfaction by Urigen of any lien or encumbrance or payment by Urigen of any obligation or liability (fixed or contingent) other than (A) current liabilities included in Urigen Canada Balance Sheet, and (B) current liabilities incurred since the date of Urigen Canada Balance Sheet in the ordinary course of business, except in connection with the transactions contemplated by this Agreement or the Expenses of Urigen.

3.7        Title to Property, Leases, etc.   Except as set forth in Schedule 3.7(a) hereto, Urigen has good and marketable title to all of its tangible properties and assets, including, without limitation, all those reflected in Urigen Canada Balance Sheet (except for properties or assets sold or otherwise disposed of in the ordinary course of business since the date of Urigen Canada Balance Sheet), all free and clear of all liens, pledges, charges, security interests, mortgages, encumbrances or title retention agreements of any kind or nature. Schedule 3.7(b) hereto sets forth a complete and correct list of all capital assets and real properties of Urigen having a book or fair market value in excess of $20,000. Schedule 3.7(c) hereto sets forth a complete and correct description of all leases of real property under which Urigen is lessor or lessee and all other leases having a remaining term of more than twelve (12) months or an aggregate remaining rental obligation of more than $20,000 to which Urigen is a party, whether as lessor or lessee.

3.8        Indebtedness.   Except for Indebtedness reflected or reserved against in the Urigen Canada Balance Sheet or Indebtedness incurred in the ordinary course of business after the date of the Urigen Canada Balance Sheet, Urigen has no material Indebtedness outstanding at the date hereof. Except as set forth on Schedule 3.8, Urigen is not in default with respect to any outstanding Indebtedness or any instrument relating thereto and no such Indebtedness or any instrument or agreement relating thereto purports to limit the issuance of any securities by Urigen or the operation of the business of Urigen or prohibit the transactions contemplated by this Agreement.

3.9        Absence of Undisclosed Liabilities.   Except to the extent reflected or reserved against in the Urigen Canada Balance Sheet or incurred in the ordinary course of business after the date of Urigen Canada Balance Sheet or described in any Schedule hereto, Urigen has no liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise (including, without limitation, liabilities as guarantor or otherwise with respect to obligations of others) and whether due or to become due, including, without limitation, any liabilities for Taxes due or to become due, which would be required by U.S. GAAP to be reflected on a balance sheet of Urigen.

3.10     Taxes and Tax Returns.   Except as set forth in Schedule 3.10 hereto, all Taxes of any nature whatsoever (including, for greater certainty, any and all Taxes which may be due or may become due as a result of the Re-domestication or any other subsequent event which may be deemed an orchestrated event) due and payable by Urigen and all Tax Returns required to be filed have been properly computed in all respects, duly and timely filed (taking into consideration extensions of time to file) and fully paid and discharged. There are no outstanding agreements or waivers extending the statutory period of limitations applicable to any Tax or Tax Return for any period. All material Taxes and other assessments and levies which Urigen is required by Law to withhold or to collect have been duly withheld and collected, and have been paid over to the proper governmental authorities to the extent due and payable. All material Taxes not yet due and payable have been properly accrued on the Urigen Financial Statements of Urigen. Urigen has not requested nor been granted an extension of the time for filing any Tax Return to a date later than the Closing Date. There are no determined material tax deficiencies or proposed tax assessments (or to the best of Urigen’s knowledge and belief, the prospects for the same) against it. Urigen has not incurred any liability for penalties, assessments or interest under any federal, state, local or foreign Tax Laws. Urigen has withheld and paid all Taxes required to have been withheld and paid by it in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party.

(a)        There are no liens for Taxes (other than current Taxes not yet due and payable) on Urigen’s assets. There is no audit, action, suit, or taxing authority proceeding now in progress, pending or threatened against Urigen or with respect to any Tax owed or alleged to be owed by Urigen, and no claim has ever been made by a taxing authority in a jurisdiction where Urigen does not pay Tax or file Tax Returns that Urigen is or may be subject to Taxes assessed by that jurisdiction.

(b)        Except as set forth in Schedule 3.10, Urigen has not been a member of any affiliated group (as defined in Section 1504 of the Code) or filed or been included in a combined, consolidated, aggregate, or unitary income Tax Return. Except as set forth in Schedule 3.10, Urigen has never been and is not now a party to or bound by any Tax indemnification, Tax allocation, or Tax sharing agreement or other contractual obligation pursuant to which it is or may at any time in the future be obligated to indemnify any other Person with respect to Taxes.

(c)        Urigen is not a party to any agreement, contract, arrangement, or plan that has resulted, or could result by reason of the transactions contemplated hereby, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(d)        Urigen has provided Parent with true and complete copies of all Tax Returns filed with respect to it or its predecessor, Urigen Canada, as the case may be, for taxable periods ending after December 31, 2005, and all examination reports and statements of deficiencies assessed against or agreed to be paid by it with respect to such taxable periods.

(e)        Urigen has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(f)         Urigen has not filed any disclosures under Section 6662 of the Code or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return. Urigen has not consummated, participated in, and is not currently participating in any transaction which was or is a “Tax shelter” transaction as defined in Sections 6662, 6011, 6012 or 6111 of the Code or the Treasury Regulations promulgated thereunder.

(g)        To Urigen’s knowledge, Urigen has not taken any action or engaged in any activities that would preclude the treatment of the Merger as a reorganization under Section 368(a) of the Code. In addition, Urigen does not have any plan or intention to take any action or engage in any activities that would preclude the treatment of the Merger as a reorganization under Section 368(a) of the Code.

3.11     Litigation.   No action, suit, proceeding or investigation (whether conducted by any judicial or regulatory body or other Person) is pending or, to the knowledge of Urigen, threatened against Urigen (nor is there any basis therefor to the knowledge of Urigen) which questions the validity of this Agreement or any action taken or to be taken pursuant hereto or which might reasonably be expected, either in any individual case or in the aggregate, to materially adversely affect the business, assets, or financial condition of Urigen or materially impair the right or the ability of Urigen to carry on its business substantially as now conducted.

3.12     Safety, Zoning and Environmental Matters.   Except as set forth in Schedule 3.12, neither the offices or properties in or on which Urigen carries on its business nor the activities carried on therein are in violation of any zoning, health or safety law or regulation, including, without limitation, the Occupational Safety and Health Act of 1970, as amended, and the Environmental Laws, except where a violation would not have a material adverse effect on the business, assets or financial condition of Urigen.

3.13     Labor Relations.   Except as set forth in Schedule 3.13 hereto, Urigen is in compliance in all material respects with all federal and state Laws respecting employment and employment practices, terms and conditions of employment, wages and hours and nondiscrimination in employment, and is not engaged in any unfair labor practice. None of the employees of Urigen is covered by any collective bargaining agreement, and no collective bargaining agreement is currently being negotiated by Urigen.

3.14     Contracts.   Except for Contracts or other arrangements that have been fully performed and with respect to which Urigen has no further obligations or liabilities and except as listed in Schedule 3.14, Urigen is not a party to or otherwise bound by any Contract that is material to its financial condition, operations, business or assets, and Urigen is not a party to or otherwise bound by any Contract that may materially and adversely affect its ability to consummate the transactions contemplated hereby, including without limitation any:

(a)        agreement for the purchase, sale, assignment, lease, or license by, from or to it of assets (tangible or intangible), products, or services requiring total payments by or to it in excess of $20,000 in any instance, or entered into other than in the ordinary course of the operation of its business;

(b)        any mortgage, indenture, loan or credit agreement, security agreement or other arrangement or instrument relating to the borrowing of money or the extension of credit, including guaranties;

(c)        any distribution, joint marketing, development or license agreement;

(d)        agreement or other commitment pursuant to which it has agreed to indemnify or hold harmless any other Person in excess of $20,000;

(e)        employment agreement, consulting agreement, or agreement providing for severance payments or other additional rights or benefits (whether or not optional) in the event of the sale or other change in control of Urigen; and

(f)         agreement with any current or former Affiliate, stockholder, officer or director of Urigen or with any Person in which, to Urigen’s knowledge, any such Affiliate of it has an interest.

Each such material Contract is a valid, binding and enforceable obligation of Urigen, subject to the Enforcement Exceptions, and is in full force and effect. Neither Urigen nor, to its knowledge, any other party thereto, is in breach of, default under or noncompliance with any term of any such material Contract. No Contract listed in Schedule 3.14 hereto, includes or incorporates any provision, the effect of which could reasonably be expected to enlarge or accelerate any of the obligations of Urigen or to give additional rights to any other party thereto, or to terminate, lapse, trigger consent rights of any other Person or entity in respect thereof, or in any other way be affected, by reason of the transactions contemplated by this Agreement. Except as disclosed in Schedule 3.14 hereto, no approval or consent of, or notice to any Person is needed in order that such material Contracts shall continue in full force and effect in accordance with their respective terms without penalty or acceleration of rights of early termination following the consummation of the transactions contemplated by this Agreement.

3.15     Intellectual Property.   Schedule 3.15 contains an accurate and complete list of all patents, patent applications, trademarks, trade names, service marks, logos, copyrights, and licenses known to be used in or convenient or necessary to Urigen’s business as now being conducted (collectively, and together with any technology, know-how, trade secrets, processes, research, data, clinical trial program, formulations, works-in-process, formulas and techniques used in, in the possession or control of, or necessary or convenient to its business, the “Intellectual Property”). Except as set forth in Schedule 3.15, Urigen owns, or has licensed or otherwise has the full unrestricted right to use (and has not received notice or any other indication disputing or challenging its right of use thereof), all Intellectual Property used in or necessary or convenient to its business or research program, and no other intellectual property rights, privileges, licenses, contracts, or other instruments, or evidences of interests are believed necessary to the conduct of its business, including, without limitation, the development and contemplated registration, marketing and sale of its Product Candidates. In any instance where Urigen’s rights to Intellectual Property arise under a license or similar agreement, this is indicated in Schedule 3.15 and such rights are licensed exclusively to it, except as indicated in Schedule 3.15. Except as indicated in Schedule 3.15, it has no obligation to compensate any other Person for the use of any Intellectual Property. Schedule 3.15 lists every instance in which it has granted to any other Person any license or other right to use in any manner any of the Intellectual Property, whether or not requiring the payment of royalties (other than commercial licenses of software entered into in the ordinary course of business). No other Person has an interest in or right or license to use any of its Intellectual Property. To the knowledge of Urigen, none of Urigen’s Intellectual Property is being infringed by others, or is subject to any outstanding order, decree, judgment, or stipulation. Except as set forth in Schedule 3.15, no litigation (or other proceedings in or before any court or other governmental, adjudicatory, arbitral, or administrative body) relating to its Intellectual Property is pending, or to the best of its knowledge, threatened, nor is there any basis for any such litigation or proceeding. No litigation (or other proceedings in or before any court or other governmental, adjudicatory, arbitral, or administrative body) charging Urigen with infringement of any patent, trademark, copyright, or other proprietary right is pending, or threatened, nor, to the best of Urigen’s knowledge, is there any basis for any such litigation or proceeding. Urigen maintains reasonable security measures for the preservation of the secrecy and proprietary nature of such of its Intellectual Property as constitutes trade secrets. Except as set forth in Schedule 3.15, Urigen has not conducted, nor has it commissioned the conducting of, any formal or informal validity, infringement, or similar studies regarding any Intellectual Property or any of the Product Candidates, including, but not limited to, the U101 Product Candidate.

3.16     Insurance.   Schedule 3.16 lists the policies of theft, fire, liability (including products liability), worker’s compensation, life, property and casualty, directors’ and officers’, and other insurance owned or held by it. Such policies of insurance are maintained with financially sound and reputable insurance companies, funds, or underwriters, are of the kinds and cover such risks, and are in such amounts and with such deductibles and exclusions, as are consistent with prudent business practice. All such policies are in full force and effect, are sufficient for compliance in all material respects by it with all requirements of law and of all agreements to which it is a party.

3.17     Governmental Consent, Non Contravention, etc.   No consent, approval or authorization of or registration, designation, declaration or filing with any governmental authority, federal or other, on the part of Urigen, is required in connection with the Merger or the consummation of any other transaction contemplated hereby, except for the filing of the Certificate of Merger with the Secretary of State of Delaware. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not violate (i) any provision of the Certificate of Incorporation or Bylaws of Urigen, or (ii) any order, judgment, injunction, award or decree of any court or state, provincial or federal governmental or regulatory body applicable to Urigen except where any of the foregoing would not have a material adverse effect on the business, assets or financial condition of Urigen.

3.18     Potential Conflicts of Interest.   Except as set forth on Schedule 3.18, no officer or director of Urigen (i) owns, directly or indirectly, any interest in (excepting not more than 1% stock holdings for investment purposes in securities of publicly held and traded companies) or is an officer, director, employee or consultant of any Person that is a lessor, lessee, customer or supplier of Urigen; (ii) owns, directly or indirectly, in whole or in part, any tangible or intangible property which Urigen is using or the use of which is necessary for the business of Urigen; or (iii) has any cause of action or other claim whatsoever against, or owes any amount to, Urigen, except for claims in the ordinary course of business.

3.19     Brokers.   Except as set forth on Schedule 3.19, no finder, broker, agent or other intermediary has been retained or utilized by, or has acted for or on behalf of, Urigen in connection with the negotiation or consummation of this Agreement or the transactions contemplated hereby.

3.20     Compliance with Other Instruments, Laws, etc.   Urigen has complied in all respects with, and is in compliance in all respects with, (i) all Laws, statutes, governmental regulations and all judicial or administrative tribunal orders, judgments, writs, injunctions, decrees or similar commands applicable to its business, (ii) all unwaived terms and provisions of all Contracts to which Urigen is a party, or by which Urigen or any of its properties is subject, and (iii) its Certificate of Incorporation and Bylaws, each as amended to date, except, in the case of clauses (i) through (iii), where any such failure to comply would not have a material adverse effect on the business, assets or financial condition of Urigen. Except as described on Schedule 3.20, Urigen does not have or need any licenses, permits or other authorizations from governmental authorities for the conduct of its business or in connection with the ownership or use of its properties, except where the failure to have any such license, permit or other authorization would not have a material adverse effect on the business, assets or financial condition of Urigen.

3.21     Minute Books.   The minute books of Urigen for the prior three (3) years made available to Parent for inspection accurately record therein all actions taken by Urigen’s Board of Directors, committees thereof and stockholders.

3.22     Ownership of Parent Stock.   As of the date hereof, Urigen (i) does not beneficially own, directly or indirectly, and (ii) is not a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of Parent, which in the aggregate represent 5% or more of the outstanding shares of capital stock of Parent entitled to vote generally in the election of directors.

3.23     Re-domestication Dissent Particulars.   Schedule 3.23 sets forth the particulars (including the name of the stockholder and the number of shares held, as applicable) of all notices of dissent or similar notices received by Urigen Canada and Urigen in connection with the Re-domestication prior to the date hereof. Such notices, along with any similar notices received by Urigen Canada or Urigen after the date hereof, do not (and shall not) collectively pertain to Urigen Canada shares of a particular class (when aggregated with dissenting stockholders of other classes) in excess of 10% of the aggregate outstanding shares of all classes on an as-converted basis (measured at the effective time of the Re-domestication), and the President and Secretary of Urigen shall have delivered to Parent a certificate dated as of the Closing Date to the foregoing effect.

3.24     Agreements to Vote in Favor of the Merger.   Urigen has received written agreements from each director and officer of Urigen to vote the shares he or she beneficially owns in favor of approving this Agreement and the Merger.

3.25     Related Party Transactions.   Schedule 3.25 sets forth all arrangements, agreements and contracts or understandings (whether written or oral) entered into by Urigen (which are or will be in effect as of or after the date of this Agreement) with (i) any consultant (X) involving payments in excess of $60,000 or (Y) which may not be terminated at will by Urigen without penalty, or (ii) any Person who is an officer, director or Affiliate of Urigen. Copies of such documents, and such descriptions, all of which have previously been provided or made available to Parent, are true, complete and correct copies. Except as disclosed in Schedule 3.25, Urigen has not made any payments to, received any services from, or is dependent on any services of, any Affiliate of Urigen other than services provided by officers and directors in such capacities and payments to such officers and directors of Urigen in such capacities. Urigen is not a party to any arrangement, agreement, contract or understanding of the type that would be grandfathered in or prohibited by Section 402 of the Sarbanes-Oxley Act of 2002 if Urigen were subject to Section 402.

3.26     Stockholder Vote Required.   The only vote of the holders of any class or shares of capital stock of Urigen necessary to approve the Merger and the transactions contemplated by this Agreement is the affirmative vote of holders of a majority of the outstanding Urigen Common Stock and Urigen Series A Preferred Stock voting together as a single class. The only vote of the holders of any class or shares of capital stock of Urigen necessary to approve the automatic conversion of the Urigen Series A

Preferred Stock into Urigen Common Stock immediately prior to the Effective Time is the affirmative vote of the holders of 66 2/3% of the outstanding Urigen Series A Preferred Stock.

3.27     Relationships with Suppliers and Licensors.   No current supplier to Urigen has notified Urigen of an intention to terminate or substantially alter its existing business relationship with Urigen, nor has any licensor under a license agreement with Urigen notified Urigen of an intention to terminate or substantially alter Urigen’s rights under such license.

3.28     Full Disclosure.   No representation or warranty of Urigen in this Agreement (including the exhibits and schedules hereto) or in any other agreement, instrument, certificate, or other document delivered by Urigen in connection with this Agreement or any of the other transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein or necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not false or misleading, or necessary in order to provide Parent, Merger Sub and their respective stockholders with proper and complete information as to the business, condition, operations, and prospects of Urigen. There is no fact that Urigen has not disclosed to Parent, Merger Sub and their respective stockholders in writing that materially adversely affects, or (so far as Urigen can now foresee) is likely to affect materially and adversely, the business or condition (financial or otherwise) of Urigen or the ability of Urigen to perform its obligations under this Agreement or the Registration Statement or to consummate any of the transactions contemplated hereby or thereby.

3.29     Benefit Plans.   Schedule 3.29 sets forth a complete accurate and detailed description of all of Urigen’s Benefit Plans. Urigen acknowledges that Parent and Merger Sub are assuming none of Urigen’s Benefit Plans. Urigen has never sponsored, administered or contributed to any “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1976, as amended (“ERISA”), that is subject to Title IV of ERISA. There are no accrued liabilities under any Benefit Plans, programs or practices maintained on behalf of Urigen’s employees which are not provided for on its books or in the Urigen Financial Statements or which have not been fully provided for by contributions to such Plans, programs or practices. As of the date hereof, Urigen does not maintain any “employee welfare benefit plans,” as defined in Section 3(1) of ERISA, which provide post-retirement benefits to former employees of Urigen and to current employees of Urigen after their termination of employment (including, without limitation, medical and life insurance benefits), other than as may be required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and interpreted by regulations thereunder (“COBRA”). Urigen shall provide any notices required under COBRA for events occurring on or prior to the Closing Date and shall provide all benefits required pursuant to COBRA in connection therewith.

3.30     Urigen Product Candidates; Regulatory Compliance.   Urigen is a development stage company and since inception has had no revenues. Urigen has no products or product candidates other than the investigational products listed on Schedule 3.30 (the “Product Candidates”). Urigen has no interest or ownership rights in, and has not submitted, any other regulatory filings or submissions related the development and clinical investigation of the Product Candidates, anywhere in the world, other than the Investigational New Drug Application, No. 73243, and all amendments and revisions thereto (the “IND”), filed with the U.S. Food & Drug Administration (“FDA”), related to clinical investigations of the U101 Product Candidate. Urigen has made available to Parent all documentation and information related to the efficacy, safety,side effects, injury, toxicity or sensitivity, reaction and incidents or severity thereof, associated with any clinical use, studies, investigations or tests of the Product Candidates, including without limitation the following documentation related to the IND: (a) all official FDA correspondence and (b) all adverse event reports. To the best of its knowledge, Urigen has not employed, or used a contractor or a consultant that employs, any individual or entity debarred by the FDA (or subject to a similar sanction of any other similar governmental authority, U.S or foreign), or any individual who or entity which is the subject of any FDA debarment investigation or proceeding (or similar proceeding of any other similar governmental authority, U.S or foreign) in the conduct of the preclinical development or clinical development of the Product Candidates, including but not limited to the U101 Product Candidate. Urigen has conducted, or has caused its contractors, investigators, or consultants to conduct, all preclinical development or clinical development of the Product Candidates in accordance with applicable Laws in all material respects. Without limiting the foregoing, the clinical investigations conducted pursuant to the IND have complied, in all material resects, with applicable Laws and Good Clinical Practices, as defined in the U.S. Food, Drug and Cosmetic Act, as amended. During the last three (3) years prior to the date hereof, Urigen has not received or been subject to: (i) any FDA Form 483’s; (ii) any FDA Notices of Adverse Findings; or (iii) any warning letters or other FDA written correspondence in which FDA asserted that Urigen or its operations were not in compliance with applicable Laws. Urigen does not have any knowledge or information with respect to the initiation, pendency or threat by FDA or other comparable governmental authority of any material adverse regulatory action affecting any of the Product Candidates or the clinical investigations thereof.

ARTICLE 4.   REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB.

Except as otherwise disclosed in the Parent Reports, Parent and Merger Sub jointly and severally represent and warrant to Urigen as follows:

4.1        Organization and Standing of Parent and Merger Sub.   Each of Parent and Merger Sub is a corporation duly organized, validly existing and in corporate good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to own or lease and operate its properties and to carry on its business as now conducted. Each of Parent and Merger Sub has delivered to Urigen complete and correct copies of its Certificate of Incorporation and Bylaws and all amendments thereto. Parent is duly qualified and in good standing as a foreign corporation in each jurisdiction, if any, in which the character of the properties owned or leased or the nature of the activities conducted by it makes such qualification necessary unless the failure to so qualify does not have any material adverse effect on the business, assets or financial condition of Parent.

4.2        Corporate Power, Binding Effect.   Subject to Parent’s and Merger Sub’s respective stockholders’ approval, each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to perform all of its agreements and obligations under this Agreement in accordance with its terms. Merger Sub has all requisite power and authority to enter into the Certificate of Merger and to perform all of its obligations under the Certificate of Merger. This Agreement has been duly authorized by each of Parent’s and Merger Sub’s respective Boards of Directors, has been duly executed and delivered by Parent and Merger Sub and constitutes the legal, valid and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with the terms hereof, subject only, in respect of the consummation of the Merger, to requisite approval by Parent’s and Merger Sub’s respective stockholders and to the Enforcement Exceptions. Upon execution and delivery by Parent and Merger Sub of the Certificate of Merger on the Closing Date, the Certificate of Merger will have been duly authorized, executed and delivered by, and constitute the legal, valid and binding obligation of, Parent and Merger Sub subject to the Enforcement Exceptions. Neither the execution, delivery or performance by either Parent or Merger Sub of this Agreement or the Certificate of Merger, as applicable, in accordance with their respective terms will result in any violation of or default or creation of any lien under, or the acceleration or vesting or modification of any right or obligation under, or in any conflict with, either Parent’s or Merger Sub’s Certificate of Incorporation or Bylaws or of any agreement, instrument, judgment, decree, order, statute, rule or regulation binding on or applicable to Parent or Merger Sub, except where any of the foregoing would not have a material adverse effect on the business, assets or financial condition of Parent.

4.3        Capitalization.   The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.0001 per share, all of which shares have been issued to and are owned by Parent as of the date hereof. As of September 26, 2006, the authorized capital stock of Parent consists of (i) 190,000,000 shares of Parent Stock, 17,082,965 shares of which are issued and outstanding and (ii) 10,000,000 shares of preferred stock, no shares of which are issued and outstanding. Schedule 4.3 hereto sets forth, as of the date hereof, as to each option, warrant or other rights, the holder, date of grant, exercise price and number of shares subject thereto. All of the outstanding shares of Parent and Merger Sub are validly issued and outstanding, fully paid and nonassessable and were issued in material compliance with the Securities Act. All shares of Parent Stock to be issued to Urigen Stockholders under this Agreement (including under Article 2 hereof) will, when issued, be duly authorized, validly issued, fully paid and nonassessable and will not be subject to the pre-emptive rights of others. Except as set forth on Schedule 4.3, Parent is neither a party to nor is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for Parent to issue, deliver or sell, or cause to be issued, delivered or sold any shares of any equity security of Parent or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any shares of any equity security of Parent or obligating Parent to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments or agreements.

4.4        Listing.   The Parent Stock is listed for quotation on the Nasdaq Capital Market under the symbol “VLTS”. Parent is in full compliance with the listing maintenance requirements of the Nasdaq Capital Market. Since listing the Parent Stock on the Nasdaq Capital Market, Parent has not received any notice that (i) Parent is not in full compliance with the listing maintenance requirements of the Nasdaq Capital Market, or (ii) that Parent Stock may be delisted from the Nasdaq Capital Market.

4.5        Reports and Financial Statements.

(a)        Parent has previously furnished to Urigen, or made available through the Commission’s website www.sec.gov, complete and accurate copies, as amended or supplemented, of its (i) Annual Reports on Form 10-K for the fiscal years ended June 30, 2004 (the “2004 10-K”), June 30, 2005 (the “2005 10-K”) and June 30, 2006 (the “2006 10-K”; and collectively with the 2004 10-K and the 2005 10-K, the “10-Ks”), together with all exhibits thereto, as filed with the Commission, (ii) Quarterly Reports on Form 10-Q, together with all exhibits thereto, as filed with the Commission since June 30, 2006, and (iii) other reports filed by Parent with the Commission since June 30, 2006 (such reports and other filings, together with any amendments or supplements thereto, are collectively referred to herein as the “Parent Reports”). The 10-Ks contain true and complete copies of Parent’s audited balance sheet (each, a “Parent Balance Sheet”) as at June 30, respectively, of 2004, 2005 and 2006 and audited statements of operations and audited consolidated statements of cash flows for each of the periods then ended (collectively, the “Parent Financial Statements”). The Parent Financial Statements present fairly the financial position of Parent as of June 30, respectively, of 2004, 2005 and 2006 and the results of operations and cash flows for each of the respective periods then ended all in conformity with U.S. GAAP applied on a consistent basis, except as stated therein and subject, in the case of quarterly results, to normal year-end adjustments that were not, or are not expected to be, material in amount. Except as contemplated by this Agreement and the Expenses of Parent, since June 30, 2006, there has been no material adverse change in the business, assets, financial condition or results of operations of the Parent.

(b)        Parent has filed with the Commission all forms, reports, schedules, statements and other documents required to be filed by it since July 1, 2003 under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), except for any non-filings or noncompliance which are not in the aggregate material to the financial condition, results of operations or business of Parent or which will not prevent or delay in any material respect the consummation of the transactions contemplated hereby including, but not limited to, the filing of a registration statement with respect to the shares of Parent Stock to be issued in the Merger. Each of such form, report, schedule, statement or other document filed by Parent with the Commission since July 1, 2003, at the time it was filed, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, and with the forms and regulations of the Commission promulgated thereunder, and did not contain any untrue statement of a material fact or omit to state a material fact necessary, at the time such document was filed, in order to make the statements therein, in light of the circumstances under which they were made, not misleading, other than such facts as were corrected in any subsequent form, report, schedule, statement or other document filed with the Commission by the Parent.

4.6        Governmental Consent, Non-Contravention, etc.   No consent, approval or authorization of or registration, designation, declaration or filing with any governmental authority, federal or other, on the part of Parent or Merger Sub, is required in connection with the Merger or the consummation of any other transaction contemplated hereby, except for the filing of the Certificate of Merger with the Secretary of State of Delaware and any filings required under state and federal securities laws in connection with the issuance of the Merger Consideration. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not violate (i) any provision of the Certificate of Incorporation and Bylaws of Parent or Merger Sub, or (ii) any order, judgment, injunction, award or decree of any court or state or federal governmental or regulatory body applicable to Parent or Merger Sub except where any of the foregoing would not have a material adverse effect on the business, assets or financial condition of Parent.

4.7        Brokers.   Except for B. Riley & Co., no finder, broker, agent or other intermediary has been retained or utilized by, or has acted for or on behalf of, Parent or Merger Sub in connection with the negotiation or consummation of this Agreement or the transactions contemplated hereby.

4.8        Full Disclosure.   No representation or warranty of the Parent or Merger Sub in this Agreement (including the exhibits and schedules hereto) or in any other agreement, instrument, certificate, or other document delivered by the Parent or Merger Sub in connection with this Agreement or any of the other transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein or necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not false or misleading, or necessary in order to provide Urigen and its stockholders with proper and complete information as to the business, condition, operations, and prospects of Parent or Merger Sub. There is no fact that the Parent or Merger Sub has not disclosed to Urigen and its stockholders in writing that materially adversely affects, or (so far as Parent or Merger Sub can now foresee) is likely to affect materially and adversely, the business or condition (financial or otherwise) of the Parent or Merger Sub or the ability of Parent or Merger Sub to perform its obligations under this Agreement or the Registration Statement or to consummate any of the transactions contemplated hereby or thereby.

4.9        Merger Sub.   Merger Sub has been formed solely for the purpose of executing and delivering this Agreement and consummating the transactions contemplated hereby. Since the date of its incorporation, Merger Sub has neither engaged in nor transacted any business or activity of any nature whatsoever other than activities related to its corporate organization and the execution and delivery of this Agreement and the related documents and instruments. Merger Sub has no assets or properties or debts, liabilities or obligations of any kind whatsoever, and with the exception of this Agreement and the related documents and instruments, is not a party to any contract, agreement or undertaking of any nature.

4.10     Compliance with Other Instruments, Laws, etc.   Each of Parent and Merger Sub has complied in all material respects with, and is in compliance in all material respects with, (i) all Laws, statutes, governmental regulations and all judicial or administrative tribunal orders, judgments, writs, injunctions, decrees or similar commands applicable to its business, (ii) all unwaived terms and provisions of all contracts, agreements and indentures to which it is a party, or by which it or any of its properties is subject, and (iii) its Certificate of Incorporation and Bylaws, each as amended to date, except, in the case of clauses (i) through (iii), where such failure to comply would not have a material adverse effect on the business, assets or financial condition of Parent. Parent does not have or need any licenses, permits or other authorizations from governmental authorities for the conduct of its business or in connection with the ownership or use of its properties, except where the failure to have any such license, permit or other authorization would not have a material adverse effect on the business, assets or financial condition of Parent.

4.11     Minute Books.   The minute books of Parent and Merger Sub for the prior three (3) years made available to Urigen for inspection accurately record therein all actions taken by Parent’s and Merger Sub’s respective Boards of Directors, committees thereof, and stockholders.

4.12     Agreements to Vote in Favor of the Merger.   Parent has received written agreements from each director and officer of Parent to vote the shares he or she beneficially owns in favor of approving this Agreement and the Merger.

ARTICLE 5.   CONDUCT OF URIGEN’S BUSINESS PRIOR TO EFFECTIVE DATE.

Urigen covenants and agrees that, from and after the date of this Agreement and until the Effective Time, except as otherwise provided herein or specifically consented to or approved by Parent in writing:

5.1        Full Access.   Urigen shall afford to Parent and Merger Sub and their authorized representatives full access during normal business hours and with reasonable advance notice to all properties, books, records, contracts and documents of Urigen and a full opportunity to make such investigations as they shall reasonably deem necessary of Urigen, and Urigen shall furnish or cause to be furnished to Parent and Merger Sub and their authorized representatives all such information with respect to the affairs and businesses of Urigen as Parent or Merger Sub may reasonably request.

5.2        Carry on in Regular Course.   Urigen shall use commercially reasonable efforts to carry on its business in usual and ordinary course (except as permitted by Section 5.4) and to preserve all of its and its predecessors’ accounting and business records, corporate records, trade secrets and proprietary information and other Intellectual Property for the benefit of the Surviving Corporation.

5.3        No Dividends, Issuances, Repurchases, etc.   Urigen shall not declare or pay any dividends (whether in cash, shares of stock or otherwise) on, or make any other distribution in respect of any shares of its capital stock, or issue, purchase, redeem or acquire for value any shares of its capital stock, or issue any options, warrants or other rights to acquire shares of its capital stock or securities exchangeable for or convertible into shares of its capital stock, except for the issuance of shares of capital stock of Urigen upon the exercise of options or warrants outstanding on the date hereof or upon the conversion of convertible promissory notes outstanding on the date hereof as provided in Section 2.10 and Section 7.8 of this Agreement.

5.4        Contracts and Commitments.   Urigen shall not enter into any contract or commitment or engage in any transaction not in the usual and ordinary course of business and consistent with its normal business practices; provided that, subject to compliance with applicable Laws and so long as Parent would not otherwise have to amend, supplement or recirculate its Proxy Statement, Urigen shall not be prohibited from communicating with potential investors to assess their general interest in providing additional capital to Parent or Urigen subsequent to the Closing Date provided that no offers or sales shall be made unless and until the Merger is consummated and, any such communications are disclosed to Parent and Parent shall have consented prior thereto, which consent shall not be unreasonably refused, conditioned or delayed.

5.5        Sale of Capital Assets.   Without the prior consent of Parent, Urigen shall not (i) sell, lease as lessor, license as licensor, or otherwise dispose of any capital asset with a market value in excess of $20,000, or of capital assets of market value aggregating with respect to Urigen taken as a whole in excess of $20,000, (ii) sell, lease as lessor, license as licensor, or otherwise dispose of any asset other than in the ordinary course of business; provided, that Urigen shall not license any of Urigen’s Intellectual Property, (iii) borrow money other than under existing notes payable, line of credit or other credit facilities or in the ordinary course of business, in excess of $20,000, (iv) incur or pay any material liability other than in the ordinary course of business, or (v) guarantee or otherwise incur any material liability with respect to the obligation of any other Person in excess of $20,000; provided that, subject to compliance with applicable Laws and so long as Parent would not otherwise have to amend, supplement or recirculate its Proxy Statement, Urigen shall not be prohibited from communicating with potential investors to assess their general interest in providing additional capital to Parent or Urigen subsequent to the Closing Date provided that no offers or sales shall be made unless and until the Merger is consummated, and any such communications are disclosed to Parent and Parent shall have consented prior thereto, which consent shall not be unreasonably refused, conditioned or delayed.

5.6        Preservation of Organization.   Urigen shall use commercially reasonable efforts to keep the service of its current employees and agents and preserve for Parent and Merger Sub the present relationships with suppliers, scientists, researchers, licensors, parties to contracts and others having business relations with Urigen. Urigen shall not amend its Certificate of Incorporation or Bylaws. Urigen shall not merge, amalgamate or consolidate with any other corporation, or acquire any stock of, or, except in the ordinary course of business, acquire any assets or property of any other business entity whatsoever.

5.7        No Default.   Urigen shall not do any act or omit to do any act, or permit any act or omission to act, which will cause a material breach of any contract, commitment or obligation of Urigen which could have a material adverse effect on the business, assets or financial condition of Urigen.

5.8        Compliance with Laws.   Urigen shall duly comply with all Laws, regulations and orders applicable with respect to its business.

5.9        Advice of Change.   Urigen shall promptly advise Parent in writing of any development or change in circumstance (including any litigation to which it may become a party or of which it may gain knowledge) that does or could reasonably be expected to (i) call into question the validity of this Agreement or any action taken or to be taken pursuant hereto, (ii) adversely affect the ability of the parties to consummate the transactions contemplated hereby, (iii) have any material adverse effect on the business, financial condition, or assets of Urigen, or (iv) make any of Urigen’s representations or warranties set forth in Article 3 hereof untrue or incorrect.

5.10     Consents of Third Parties.   Urigen shall use commercially reasonable efforts to secure, before the Closing Date, the consent, in form and substance reasonably satisfactory to Parent, to the consummation of the transactions contemplated by this Agreement, by each party to any contract, commitment or obligation of Urigen, in each case under which such consent is required.

5.11     Intentionally Omitted.

5.12     Satisfaction of Conditions Precedent.   Urigen shall use commercially reasonable efforts to cause the satisfaction of the conditions precedent contained in Article 7 hereof.

5.13     Transactions with Affiliates.   Urigen shall not enter into any transactions with any of its employees, consultants or Affiliates without the prior written consent of Parent, which consent will not be unreasonably withheld or delayed.

5.14     Urigen No Shop.

(a)        Urigen shall not (and Urigen shall use its best efforts to ensure that the officers, directors, employees, representatives and agents of Urigen, including, but not limited to, investment bankers, attorneys and accountants (collectively, the “Representatives”), do not), directly or indirectly, knowingly encourage, solicit, participate in (except for incidental, immaterial contact not willfully initiated and promptly terminated once the prohibited nature of such contact is known) or initiate discussions or negotiations with, or provide any information to (except for incidental, non-material information provided as a result of incidental, immaterial contact not willfully initiated and promptly terminated after the prohibited nature of such contact is known), any Person or group (other than Parent and Merger Sub and their respective Affiliates and Representatives) concerning any Urigen Third Party Acquisition Proposal or potential Urigen Third Party Acquisition Proposal, except that nothing contained in this Section 5.14(a) or any other provision hereof shall prohibit Urigen, its Representatives or Urigen Board of Directors from (i) taking and disclosing to Urigen’s stockholders a position with respect to a tender or exchange offer by a third party or (ii) making any disclosure to Urigen’s stockholders or furnishing information to a third party which has made a bona fide Urigen Third Party Acquisition Proposal if, in the good faith judgment of the Urigen Board of Directors, after consultation with outside counsel, failure to make such disclosures would be contrary to its fiduciary obligations under applicable law or furnishing information to a third party which has made a bona fide Urigen Third Party Acquisition Proposal which is reasonably likely to be a Urigen Superior Proposal, provided that Urigen may not, except as permitted by Section 5.14(c), withdraw or modify, or propose to withdraw or modify, its position with respect to the Merger. Upon execution of this Agreement, Urigen will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Notwithstanding the foregoing, prior to the approval of the Merger and this Agreement at Urigen stockholders meeting or, if the Merger has not been consummated within thirty (30) days after the Urigen stockholders meeting (except by reason of Urigen’s failure to fulfill any obligation under this Agreement) and such actions occur more than thirty (30) days after Urigen stockholders meeting), Urigen or its Representatives may furnish information concerning its business, properties or assets to any Person pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such entity or group concerning a Urigen Third Party Acquisition Proposal if such proposal is a Urigen Third Party Acquisition Proposal not solicited in violation of this Agreement which is reasonably likely to be a Urigen Superior Proposal. A Urigen Third Party Acquisition Proposal will be a Urigen Superior Proposal only if:

(x)        a Person has, on an unsolicited basis, submitted a written proposal to Urigen’s Board of Directors relating to any Urigen Third Party Acquisition Proposal which the Board of Directors determines in good faith (based on the advice of its financial adviser of recognized reputation) to be reasonably capable of being completed on substantially all of the terms proposed and to be more favorable to Urigen and its stockholders and to be a proposal for which financing, to the extent required, is then committed or which in the good faith judgment of Urigen Board of Directors, is reasonably capable of being obtained by such Person; and

(y)        Urigen Board of Directors determines in good faith, after consultation with outside counsel, that such action is required or that there is a reasonable risk that such action is required in order for the Board of Directors to act in a manner consistent with the fiduciary duties of the Board of Directors to Urigen’s stockholders under applicable law.

(b)        Urigen shall, as promptly as possible (and in no event later than twenty-four (24) hours) notify Parent and Merger Sub, orally and in writing, of the existence of any Urigen Third Party Acquisition Proposal, or any modification of or amendment to any Urigen Third Party Acquisition Proposal, or any request for nonpublic information relating to Urigen in connection with a Urigen Third Party Acquisition Proposal, and Urigen will promptly communicate to Parent and Merger Sub, orally and in writing, the terms of any Urigen Third Party Acquisition Proposal, modification or request which it may receive, the identity of the party making such Urigen Third Party Acquisition Proposal, modification or request, and copies of all information considered by Urigen in determining that the Urigen Third Party Acquisition Proposal constitutes a Urigen Superior Proposal and whether Urigen is providing or intends to provide the Person making the Urigen Third Party Acquisition Proposal, modification or request with access to information concerning Urigen, and will promptly provide to Parent and Merger Sub copies of any written materials received by Urigen describing or stating such Urigen Third Party Acquisition Proposal. Urigen will promptly provide to Parent and Merger Sub any non-public information concerning Urigen provided to any other party which was not previously provided to Parent or Merger Sub.

(c)        Except as set forth in this Section 5.14(c), neither the Urigen Board of Directors nor any committee thereof shall (i) withhold, withdraw or modify, or propose to withhold, withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by such Board of Directors or any such committee of this Agreement or the Merger, (ii) approve or recommend or propose to approve or recommend any Urigen Third Party Acquisition Proposal, or (iii) enter into any agreement with respect to any Urigen Third Party Acquisition Proposal. Notwithstanding the foregoing, prior to the Effective Time, the Urigen Board of Directors may withhold, withdraw or modify its approval or recommendation of this Agreement or the Merger, approve or recommend a Urigen Superior Proposal, or enter into an agreement with respect to a Urigen Superior Proposal, and may terminate this Agreement in order to substantially concurrently enter into an agreement with respect to such Urigen Superior Proposal, in each case at any time after the tenth (10th) Business Day following delivery to Parent and Merger Sub of written notice from Urigen advising Parent and Merger Sub that the Urigen Board of Directors has received a Urigen Superior Proposal which it intends to accept, specifying the material terms and conditions of such Urigen Superior Proposal, and identifying the Person making such Urigen Superior Proposal, contemporaneously but only if Urigen shall have caused its financial and legal advisors to, if requested by Parent or Merger Sub, negotiate with Parent and Merger Sub to make such adjustments in the terms and conditions of this Agreement as would enable Urigen to proceed with the transactions contemplated herein on such adjusted terms and, at the end of such ten (10) Business Day period, the Urigen Board of Directors, in good faith continues reasonably to believe, that the Urigen Third Party Acquisition Proposal constitutes a Urigen Superior Proposal.

5.15     Tax Obligations.   Urigen shall timely prepare, in a manner consistent with past practice, and file all Tax Returns of Urigen and Urigen Canada required to be filed the due date of which (including reasonable extensions) occurs on or before the Effective Time and pay all Taxes due with respect to any such Tax Returns. Additionally, Urigen shall not make or rescind any express or deemed election relating to Taxes, settle or compromise any claim, suit, litigation, proceeding, investigation, audit or controversy relating to Taxes (unless required by law).

ARTICLE 6.   CONDUCT OF PARENT BUSINESS PRIOR TO EFFECTIVE DATE.

Parent covenants and agrees that, from and after the date of this Agreement and until the Effective Time, except as otherwise provided herein or specifically consented to or approved by Urigen in writing:

6.1        Full Access.   Parent and Merger Sub shall afford to Urigen and its authorized representatives full access during normal business hours and with reasonable advance notice to all properties, books, records, contracts and documents of Parent and Merger Sub and a full opportunity to make such investigations as it shall reasonably deem necessary of Parent and Merger Sub, and Parent and Merger Sub shall furnish or cause to be furnished to Urigen and its authorized representatives all such information with respect to the affairs and businesses of Parent and Merger Sub as Urigen may reasonably request.

6.2        Carry on in Ordinary Course.   Parent shall use commercially reasonable efforts to carry on its business in the usual and ordinary course (except as permitted by Section 6.5) and to preserve all of its accounting and business records, corporate records, trade secrets and proprietary information and relationships, subject to its right to continue the liquidation of its discontinued operations.

6.3        No Dividends, Issuances, Repurchases, etc.   Parent shall not declare or pay any dividends (whether in cash, shares of stock or otherwise) on, or make any other distribution in respect of any shares of its capital stock, or, except as expressly contemplated by this Agreement or as set forth on Schedule 6.3, issue, purchase, redeem or acquire for value any shares of its capital stock, or issue any options, warrants or other rights to acquire shares of its capital stock or securities exchangeable for or convertible into shares of its capital stock, except for the issuance of shares of capital stock of Parent upon the exercise of options or warrants outstanding on the date hereof or upon the conversion of any convertible promissory notes outstanding on the date hereof. Parent shall not sell or pledge, or agree to sell or pledge, any shares of the capital stock of the Merger Sub.

6.4        Contracts and Commitments.   Except as set forth on Schedule 6.4, Parent shall not enter into any contract or commitment or engage in any transaction not in the usual and ordinary course of business and consistent with its normal business practices, subject to its right to continue the liquidation of its discontinued operations.

6.5        Sale of Capital Assets.   Except as set forth on Schedule 6.5, without the prior consent of Urigen (which consent will not be unreasonably withheld, conditioned or delayed with respect to Parent’s liquidation of its discontinued operations), Parent shall not (i) sell, lease as lessor, license as licensor, or otherwise dispose of any capital asset with a market value in excess of $20,000, or of capital assets of market value aggregating with respect to Parent taken as a whole in excess of $20,000, (ii) sell, lease as lessor, license as licensor, or otherwise dispose of any asset other than in the ordinary course of business, (iii) borrow money other than under existing notes payable, line of credit or other credit facilities or in the ordinary course of business in excess of $20,000, (iv) incur or pay any material liability other than in the ordinary course of business, or (v) guarantee or otherwise incur any material liability with respect to the obligation of any other Person in excess of $20,000.

6.6        Preservation of Organization.   Parent shall not amend its Certificate of Incorporation or Bylaws (other than in connection with the Reverse Split). Parent shall not merge or consolidate with any other corporation, or acquire any stock of, or, except in the ordinary course of business, acquire any assets or property of any other business entity whatsoever.

6.7        No Default.   Parent shall not do any act or omit to do any act, or permit any act or omission to act, which will cause a breach of any contract, commitment or obligation of Parent which could have a material adverse effect on the business, assets or financial condition of Parent (other than with respect to discontinued operations).

6.8        Compliance with Laws.   Parent shall duly comply with all Laws, regulations and orders applicable with respect to its business.

6.9        Advice of Change.   Parent shall promptly advise Urigen in writing of any development or change in circumstance (including any litigation to which it may become a party or of which it may gain knowledge) that does or could reasonably be expected to (i) call into question the validity of this Agreement or any action taken or to be taken pursuant hereto, (ii) adversely affect the ability of the parties to consummate the transactions contemplated hereby, (iii) have any material adverse effect on the business or financial condition of Parent (other than in connection with discontinued operations), (iv) make any of Parent’s representations or warranties set forth in Article 4 hereof untrue or incorrect, or (v) adversely affect Parent’s ability to comply with Section 2.14.

6.10     Consents of Third Parties.   Parent shall use commercially reasonable efforts to secure, before the Closing Date, the consent, in form and substance reasonably satisfactory to Urigen, to the consummation of the transactions contemplated by this Agreement, by each party to any Contract, commitment or obligation of Parent, in each case under which such consent is required.

6.11     Intentionally Omitted.

6.12     Satisfaction of Conditions Precedent.   Parent shall use its best efforts to cause the satisfaction of the conditions precedent contained in Article 8 hereof.

6.13     Transactions with Affiliates.   Except as set forth on Schedule 6.13, Parent shall not enter into any transactions with any of its employees, consultants or Affiliates without the prior written consent of Urigen, which consent will not be unreasonably withheld or delayed.

6.14     Acquiror No Shop.   (a) Neither Parent nor Merger Sub shall (and each of Parent and Merger Sub shall use its best efforts to ensure their respective Representatives do not), directly or indirectly, knowingly encourage, solicit, participate in (except for incidental, immaterial contact not willfully initiated and promptly terminated once the prohibited nature of such contact is known) or initiate discussions or negotiations with, or provide any Parent information to, (except for incidental, non-material information provided as a result of incidental, immaterial contact not willfully initiated and promptly terminated after the prohibited nature of such contact is known), any Person or group (other than Urigen and its Affiliates or Representatives) concerning any Parent Third Party Acquisition Proposal or potential Parent Third Party Acquisition Proposal, except that nothing contained in this Section 6.14(a) or any other provision hereof shall prohibit Parent, Merger Sub, their respective Representatives or their respective Boards of Directors from (i) taking and disclosing to their respective stockholders a position with respect to a tender or exchange offer by a third party or (ii) making any disclosure to their respective stockholders or furnishing information to a third party which has made a bona fide Parent Third Party Acquisition Proposal if, in the good faith judgment of their respective Boards of Directors, after consultation with outside counsel, failure to make such disclosures would be contrary to their fiduciary obligations under applicable law or (iii) furnishing information to a third party which has made a bona fide Parent Third Party Acquisition Proposal which is reasonably likely to be a Parent Superior Proposal, provided that Parent and Merger Sub may not, except as permitted by Section 6.14(c), withdraw or modify, or propose to withdraw or modify, its position with respect to the Merger. Upon execution of this Agreement, Parent and Merger Sub will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Notwithstanding the foregoing, prior to the approval of the Merger and this Agreement at the stockholders meetings of Parent and Merger Sub or, if the Merger has not been consummated within thirty (30) days after the stockholders meetings of Parent and Merger Sub (except by reason of the failure of Parent and Merger Sub to fulfill any obligations under this Agreement) and such actions occur more than thirty (30) days after the stockholders meetings of Parent and Merger Sub), Parent, Merger Sub or their respective Representatives may furnish information concerning their respective businesses, properties or assets to any Person pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such entity or group concerning a Parent Third Party Acquisition Proposal if such proposal is a Parent Third Party Acquisition Proposal not solicited in violation of this Agreement which is reasonably likely to be a Parent Superior Proposal. A Parent Third Party Acquisition Proposal will be a Parent Superior Proposal only if:

(x)        a Person has, on an unsolicited basis, submitted a written proposal to the Board of Directors of Parent or Merger Sub relating to any Parent Third Party Acquisition Proposal which the Board of Directors determines in good faith (based on the advice of its financial adviser of recognized reputation) to be reasonably capable of being completed on substantially all of the terms proposed and to be more favorable to Parent and its stockholders and to be a proposal for which financing, to the extent required, is then committed or which in the good faith judgment of the

Board of Directors of Parent or Merger Sub, is reasonably capable of being obtained by such Person; and

(y)        the Board of Directors of Parent or Merger Sub determines in good faith, after consultation with outside counsel, that such action is required or that there is a reasonable risk that such action is required in order for the Board of Directors to act in a manner consistent with the Board of Directors’ fiduciary duties to the stockholders of Parent or Merger Sub under applicable law.

(b)        Parent and Merger Sub shall, as promptly as possible (and in no event later than twenty-four (24) hours) notify Urigen, orally and in writing, of the existence of any Parent Third Party Acquisition Proposal, or any modification of or amendment to any Parent Third Party Acquisition Proposal, or any request for nonpublic information relating to Parent, Merger Sub or any of their subsidiaries in connection with a Parent Third Party Acquisition Proposal, and Parent and Merger Sub will promptly communicate to Urigen, orally and in writing, the terms of any Parent Third Party Acquisition Proposal, modification or request which it may receive, the identity of the party making such Parent Third Party Acquisition Proposal, modification or request, and copies of all information considered by Parent in determining that the Parent Third Party Acquisition Proposal constitutes a Parent Superior Proposal and whether Parent and Merger Sub are providing or intend to provide the Person making the Parent Third Party Acquisition Proposal, modification or request with access to information concerning Parent and Merger Sub, and will promptly provide to Urigen copies of any written materials received by Parent and Merger Sub describing or stating such Parent Third Party Acquisition Proposal. Parent and Merger Sub will promptly provide to Urigen any non-public information concerning Parent and Merger Sub provided to any other party which was not previously provided to Urigen.

(c)        Except as set forth in this Section 6.14(c), neither the Boards of Directors nor any committees of Parent and Merger Sub shall (i) withhold, withdraw or modify, or propose to withhold, withdraw or modify, in a manner adverse to Urigen, the approval or recommendation by such Boards of Directors or any such committees of this Agreement or the Merger, (ii) approve or recommend or propose to approve or recommend, any Parent Third Party Acquisition Proposal, or (iii) enter into any agreement with respect to any Parent Third Party Acquisition Proposal. Notwithstanding the foregoing, prior to the Effective Time, the Boards of Directors of Parent and Merger Sub may withhold, withdraw or modify their approval or recommendation of this Agreement or the Merger, approve or recommend a Parent Superior Proposal, or enter into an agreement with respect to a Parent Superior Proposal, and may terminate this Agreement in order to substantially concurrently enter into an agreement with respect to such Parent Superior Proposal, in each case at any time after the tenth (10th) Business Day following delivery to Urigen of written notice from Parent or Merger Sub advising Urigen that the Board of Directors thereof has received a Parent Superior Proposal which it intends to accept, specifying the material terms and conditions of such Parent Superior Proposal, and identifying the Person making such Parent Superior Proposal, contemporaneously but only if Parent or Merger Sub shall have caused its financial and legal advisors to, if requested by Urigen, negotiate with Urigen to make such adjustments in the terms and conditions of this Agreement as would enable Parent or Merger Sub to proceed with the transactions contemplated herein on such adjusted terms and, at the end of such ten (10) Business Day period, the Board of Directors of Parent or Merger Sub, in good faith continues reasonably to believe, that the Parent Third Party Acquisition Proposal constitutes a Parent Superior Proposal.

6.15     Maintenance of Listing.   Parent will use its commercially reasonable efforts to maintain the listing of Parent Stock on the Nasdaq Capital Market and to keep current its filings with the Commission as required under Section 13 of the Exchange Act. Parent shall immediately notify Urigen of, and provide Urigen a copy of, any notice or correspondence from the Nasdaq Capital Market.

6.16     Certain Covenants of Parent.   Except as disclosed in Schedule 6.16, from August 24, 2006 until the earlier of the Closing Date or the termination of this Agreement, Parent covenants and agrees that it has not done, and will not do or agree or commit to do, nor will it permit any subsidiary of Parent to do or agree or commit to do, any of the following without the prior written consent (except as specifically provided otherwise in this Agreement) of Urigen (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)        grant any material increase in compensation or benefits to the employees or officers or directors of Parent or its subsidiaries, except as required by Law; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on or before August 24, 2006; enter into or amend any Benefit Plan with employees or officers or directors of Parent or its subsidiaries; grant any increase in fees or other increases in compensation or other benefits to employees or officers or directors of Parent or its subsidiaries, or voluntarily accelerate the vesting of any benefits under any Benefit Plan; or

(b)        enter into or amend any employment Contract between Parent or its subsidiaries and any other Person (unless such amendment is required by Law) that Parent does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Closing Date; or

(c)        adopt any new Benefit Plan of or for Parent or its subsidiaries or make any material change in or to any existing Benefit Plan of or for Parent or its subsidiaries other than any such change that is required by Law.

(d)        For purposes of this Section:

(i)         “Benefit Plans” shall mean as to any Person (1) each equity incentive, stock purchase, stock option, stock bonus or other equity compensation plan, program, Contract or arrangement; (2) each employment, consulting, severance or termination pay, plan, program, Contract or arrangement; (3) each medical, surgical, hospitalization, dental, life, accident or disability insurance (whether individually or group based) policy, plan, program, Contract or arrangement; (4) each other “welfare” plan or program, contract or arrangement; (5) each profit-sharing, cash bonus, or other cash compensation plan, program, Contract or arrangement; (6) each thrift, savings, retirement or pension fund, plan, program, Contract or arrangement; (7) each deferred compensation plan, program, Contract or arrangement; (8) each vacation, sick leave, maternity, paternity or hardship leave policy plan, program, Contract, or arrangement; (9) each sabbatical, education, investment, loan, transportation, security, technology or other fringe or pecuniary benefit policy plan, program, Contract, or arrangement; (10) each collectively bargaining or labor agreement; (11) employee manuals and all written or binding oral statements of policies, customs, or understandings related to employment (whether as an employee or independent contractor) which are provided to, for the benefit of or relate to any Persons employed or retained by such Person, and (12) each other benefit plan, fund, program, Contract or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by such Person or by any Affiliate of such Person, or to which any Person or any Affiliate of such Person is party, for the benefit of any director, employee, former employee or Family Member of any of the foregoing of such Person or any subsidiary of such Person or under which such Person or an Affiliate of such Person has any liability, contingent or otherwise.

(ii)       “Family Member” means, as to any referenced natural Person, such a Person’s spouse, parents, children, brothers and sister, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone who, in each case, permanently resides in such Person’s home (other than in exchange for the payment of compensation or the provisions of goods or services) or who is under the age of eighteen.

ARTICLE 7.   CONDITIONS PRECEDENT TO PARENT’S AND MERGER SUB’S OBLIGATIONS.

Notwithstanding the provisions of Article 1 and Article 2, Parent and Merger Sub shall be obligated to perform the acts contemplated for performance by them under this Agreement only if each of the following conditions is satisfied at or prior to the Closing Date, unless any such condition is waived by Parent and Merger Sub:

7.1        Accuracy of Representations and Warranties by Urigen.   The representations and warranties of Urigen set forth in Article 3 of this Agreement (including any schedules thereto) shall be true and correct in all respects as of the date hereof and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date or any such changes, circumstances or events, making such representations and warranties not true or correct would not, individually or in the aggregate, constitute a material adverse effect on Urigen’s business, assets or financial condition), except for changes permitted or required by this Agreement.

7.2        Compliance by Urigen.   Urigen shall have performed and complied in all material respects with all covenants and agreements contained in this Agreement required to be performed or complied with by it on or before the Closing Date.

7.3        Approval by Urigen Stockholders; Delivery of Agreement of Merger.   The Urigen Stockholders shall have authorized and approved this Agreement, the Merger contemplated hereby and the automatic conversion of the Urigen Preferred Stock as required by applicable Law and the Certificate of Incorporation and Bylaws of Urigen and Urigen shall have duly executed and delivered or caused to be duly executed and delivered the Certificate of Merger and the related agreements.

7.4        No Restraining Order.   No restraining order or injunction or other order issued by any court of competent jurisdiction, or other legal restraint or prohibition shall prevent the consummation of the Merger or other transactions contemplated by this Agreement, and no petition or request for any such injunction or other order shall be pending.

7.5        No Material Change.   There shall not have been any material adverse change in the business, assets or financial condition (taking into account Urigen’s financial condition as of the date of this Agreement) of Urigen.

7.6        Urigen Certificate.   Urigen shall have executed and delivered to Merger Sub and Parent a certificate dated the Closing Date in the form of Exhibit B attached hereto, duly executed by Urigen’s President or any Vice President, certifying to the fulfillment of the conditions set forth in Section 7.1, Section 7.2, Section 7.4 and Section 7.5 hereof.

7.7        Proceedings and Documents Satisfactory.   All proceedings in connection with the Merger contemplated by this Agreement and the other transactions contemplated hereby and all certificates and documents delivered to Parent or Merger Sub pursuant to this Article 7 or otherwise reasonably requested by Parent or Merger Sub shall be executed and delivered by Urigen and shall be reasonably satisfactory to Parent and Merger Sub.

7.8        Exercise of Stock Options; Conversion of Convertible Securities; Release of Claims.   Each outstanding stock option, warrant, and other right to purchase or acquire the capital stock of Urigen shall have been exercised, waived or released and/or Urigen shall have entered into an agreement, satisfactory in form and substance to Parent and its counsel, with each Person holding outstanding stock options, warrants, and other rights to purchase shares of the capital stock of Urigen (including convertible debt) or shall be exchangeable for shares of Parent Stock to be issued by Parent taking into account the Conversion Number. Additionally, all outstanding securities exchangeable for or convertible into capital stock of Urigen, including, without limitation, the Urigen Preferred Stock, shall be exchanged and/or converted into Urigen Common Stock prior to the Merger.

7.9        Consents.   All consents required to be secured by Urigen pursuant to Section 5.10 shall have been secured on or prior to the Closing Date.

7.10     Dissenting Shares.   Holders of at least 90% of the issued and outstanding shares of Urigen Stock shall have (i) voted in favor or consented to the Re-domestication and (ii) voted in favor of or consented to the Merger, or shall have otherwise waived or failed to perfect any appraisal rights to which they may otherwise be entitled under DGCL, and the President and Secretary of Urigen shall have delivered to Parent a certificate dated as of the Closing Date to the foregoing effect.

7.11     FIRPTA Certificate.   Prior to or at the Closing, Urigen shall deliver to Parent a duly executed “transferor’s certification of non foreign status” in the form specified by Treas. Reg. § 1.1445-2(b)(2).

7.12     Re-domestication Certificate.   Urigen shall have delivered to Parent the officers’ certificate referenced in Section 3.23.

7.13     Investor Questionnaires.   Parent shall have received from each holder of shares of Urigen Stock or securities convertible or exchangeable or exercisable for Urigen Stock, an investor suitability questionnaire in form and substance satisfactory to Parent, containing customary investment representations and certifying that such holder qualifies as an “accredited investor” as defined in Regulation D promulgated under the Securities Act, or Parent shall be satisfied that an another exemption from registration shall be applicable to such investor’s receipt of the Merger Consideration as contemplated herein, or applicable qualification or registration shall have been obtained under applicable blue sky law at the expense of Urigen.

7.14     Registration Statement.   (i) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and no proceedings for that purpose shall have been initiated by the Commission and not concluded or withdrawn and (ii) all state securities or “blue sky” authorizations necessary to carry out the transactions contemplated hereby shall have been obtained and be in effect.

ARTICLE 8.   CONDITIONS PRECEDENT TO URIGEN’S OBLIGATIONS.

Notwithstanding the provisions of Article 1 and Article 2, Urigen shall be obligated to perform the acts contemplated for performance by it under this Agreement only if each of the following conditions is satisfied at or prior to the Closing Date, unless any such condition is waived by Urigen:

8.1        Accuracy of Representations and Warranties by Parent and Merger Sub.   The representations and warranties of Parent and Merger Sub set forth in Article 4 of this Agreement and in any Schedules and exhibits to this Agreement shall be true and correct in all respects as of the date hereof and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date or any such changes, circumstances or events, making such representations and warranties not true or correct would not, individually or in the aggregate, constitute a material adverse effect on Parent’s business, assets or financial condition), except for changes permitted or required by this Agreement.

8.2        Compliance by Parent and Merger Sub.   Parent and Merger Sub shall have performed and complied in all material respects with all of the covenants and agreements required to be performed or complied with by them on or before the Closing Date.

8.3        Approval by Parent Stockholders; Delivery of Agreement of Merger.   Parent Stockholders shall have authorized and approved this Agreement and the Merger contemplated hereby as required by applicable law and the Certificate of Incorporation and Bylaws of Parent and Parent shall have duly executed and delivered or caused to be duly executed and delivered the Certificate of Merger and the related agreements.

8.4        No Restraining Order.   No restraining order or injunction or other order issued by any court of competent jurisdiction, or other legal restraint or prohibition shall prevent the Merger or other transactions contemplated by this Agreement, and no petition or request for any such injunction or other order shall be pending.

8.5        No Material Change.   There shall not have been any material adverse change in the business, assets or financial condition of Parent (excluding the impact of Parent’s liquidation of its discontinued operations permitted by Article 6 of this Agreement).

8.6        Parent and Merger Sub Certificates.   Each of Parent and Merger Sub shall have delivered to Urigen a certificate dated the Closing Date in the form attached hereto as Exhibit C, duly executed by its President or one of its Vice Presidents, certifying to the fulfillment of the conditions set forth in Section 8.1, Section 8.2, Section 8.4 and Section 8.5 hereof.

8.7        Proceedings and Documents Satisfactory.   All proceedings in connection with the Merger contemplated by this Agreement and the other transactions contemplated hereby and all certificates and documents delivered to Urigen pursuant to this Article 8 or otherwise reasonably requested by Urigen shall be executed and delivered by Parent and Merger Sub and shall be reasonably satisfactory to Urigen.

8.8        Resignations of Directors and Officers.   All of the directors and officers of Parent or Merger Sub that Urigen has requested resign their positions shall have resigned their positions with Parent or Merger Sub on or prior to the Closing Date, and prior thereto shall have executed such appropriate documents with respect to the transfer or establishment of bank accounts, signing authority, etc., as Urigen shall have reasonably requested.

8.9        Registration Statement.   (i) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and no proceedings for that purpose shall have been initiated by the Commission and not concluded or withdrawn and (ii) all state securities or “blue sky” authorizations necessary to carry out the transactions contemplated hereby shall have been obtained and be in effect.

ARTICLE 9.   CERTAIN COVENANTS OF THE PARTIES.

9.1        Approval of Stockholders.   Subject to the exceptions set forth in Sections 5.14 and 6.14 of this Agreement, Parent and Urigen shall (i) as promptly as practicable, take all steps necessary duly to call, give notice of, convene, and hold a meeting of its respective stockholders for the purposes of approving this Agreement, the Merger, the other transactions contemplated hereby and in the case of Urigen, the automatic conversion of the Urigen Preferred Stock concurrently with the Merger, in accordance with Urigen’s Certificate of Incorporation, Bylaws and the DGCL and, in the case of Parent, the Reverse Split, in accordance with Parent’s Certificate of Incorporation, Bylaws and the DGCL, (ii) recommend to its stockholders, the approval of such matters to be submitted by it to its stockholders, and (iii) use its best efforts to obtain the necessary approvals of its stockholders of the proposals described above.

9.2        Audit of Urigen Financial Statements.   As promptly as practicable following the date hereof, Urigen shall cause to be delivered to Parent audited consolidated balance sheets of Urigen and related statements of income, changes in stockholders’ equity, and cash flow for the most recent fiscal year or such longer period as may be required by the Securities Act, the Exchange Act or the Commission in connection with the Registration Statement (the “Urigen Audited Financial Statements”) that (i) to the extent required by the Securities Act, the Exchange Act or the Commission in connection with the Registration Statement, comply as to form in all material respects with the published rules and regulations of the Commission as would be applicable thereto if Urigen were subject to the reporting requirements of the Securities Act, the Exchange Act or as requested by the Commission, (ii) were prepared in accordance with U.S. GAAP applied on a consistent basis unless otherwise noted therein throughout the periods indicated, and (iii) fairly present in all material respects the consolidated financial position and operating results and cash flows of Urigen as of the dates and for the periods indicated therein.

9.3        Affiliates.   Parent, Merger Sub and Urigen shall, not later than ten (10) days after the date of this Agreement, identify in a letter to the other, after consultation with outside counsel, all Persons that it believes may be deemed to be “affiliates” of such party, as that term is used in and for purposes of Rules issued by the Commission pursuant to the Exchange Act.

9.4        Further Assurance.   Subject to the terms and conditions set forth in this Agreement, each of the parties to this Agreement shall use its commercially reasonable efforts, as promptly as practicable, to take or cause to be taken, all actions, and to do or cause to be done, all other things, as are necessary, proper, or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

9.5        Disclosure Schedules.   From time to time prior to the Effective Time, and in any event immediately prior to the Effective Time, each party shall promptly supplement or amend its disclosure schedules with respect to any matter hereafter arising that, if existing, occurring, or known at the date of this Agreement, would have been required to be set forth or described in such disclosure schedules or that is necessary to correct any information in such disclosure schedules that is or has become inaccurate. Notwithstanding the foregoing, (i) such supplement or amendment shall not limit the rights and remedies of the other party under this Agreement for any breach by the disclosing party of such representations and warranties and (ii) failure to comply with the disclosure obligations required hereunder shall not be deemed to constitute a failure of the conditions to consummate the Merger set forth in Section 7.2 or Section 8.2 unless the information to be disclosed would constitute a breach of the representations or warranties that would cause a failure of the conditions set forth in Section 7.1 or Section 8.1, as the case may be or would otherwise give rise to the non-disclosing party of the right to terminate this Agreement.

9.6        Satisfaction of Conditions Precedent.   Each of the parties to this Agreement shall use its commercially reasonable efforts to cause the satisfaction on or before the Closing Date of the conditions precedent contained in Article 7 and Article 8 of this Agreement that impose obligations on it or require action on its part or the part of any of its stockholders or Affiliates.

ARTICLE 10.   CONFIDENTIAL INFORMATION; NO PUBLICITY.

10.1     Confidentiality.   Except as permitted by Section 10.2 hereof, information concerning (a) Urigen and its Affiliates obtained by Parent and Merger Sub and (b) Parent and Merger Sub obtained by Urigen and its Affiliates, in each case, through their respective officers, employees, accountants, counsel and other representatives pursuant to Section 5.1 and Section 6.1 or otherwise, shall be subject to the provisions of the Confidentiality Agreement by and between Urigen and Parent dated as of August 24, 2006 and effective as of that date (the “Confidentiality Agreement”). Notwithstanding the foregoing or anything in the Confidentiality Agreement to the contrary, such Confidentiality Agreement shall terminate upon the Effective Time.

10.2     Public Statement or Release.   The initial press release with respect to the execution of this Agreement shall be a press release jointly prepared by Parent and Urigen and reasonably acceptable to each of them and their respective consent shall not be unreasonably delayed or refused. Thereafter, until the Effective Time or the date the Merger is terminated or abandoned pursuant to Article 14, neither Urigen nor Parent, nor Merger Sub, nor any of their respective Affiliates shall issue any press release or other announcement with respect to the Merger, this Agreement or the transactions contemplated hereby, except as may be required by law or by any listing agreement with a national securities exchange or trading market, without the consent of the other, which consent shall not be unreasonably refused or delayed, and each of Urigen and Parent shall use its reasonable best efforts to consult with the other prior to issuing or causing the publication of any press release or other announcement with respect to the Merger, this Agreement or the transactions contemplated hereby, except for references to earlier releases or announcements and except as may be required by law or by any listing agreement with a national securities exchange or trading market.

ARTICLE 11.   SECURITIES LAWS MATTERS.

11.1     Preparation and Filing of Registration Statement.   Promptly after the date hereof, Parent and Urigen shall prepare and Parent shall file with the Securities and Exchange Commission (the “Commission”), the Registration Statement, in which the Proxy Statements of Parent and Urigen and the Prospectus will be included. Urigen shall use commercially reasonably efforts to promptly provide all information reasonably requested by Parent for purposes of preparation of the Registration Statement including, without limitation, the Urigen Audited Financial Statements. Each of Urigen and Parent shall use all reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger (or at such earlier time as this Agreement is terminated).

11.2     Solicitation of Proxies.   Parent shall mail the Proxy Statements (including the Prospectus) to the stockholders of Parent and Urigen shall mail the Proxy Statements (including the Prospectus) to the stockholders of Urigen as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each of Parent and Urigen shall comply in all material respects with the applicable proxy solicitation rules and regulations in connection with the solicitation of Parent’s and Urigen’s respective stockholders and, if necessary, after the joint Proxy Statements and Prospectus shall have been so mailed, Parent and Urigen shall promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies.

11.3     State Securities Laws.   Parent shall take any action required to be taken under any applicable State securities or blue sky laws in connection with the issuance of Parent Stock in the Merger; provided, however, that in no event shall Parent be obligated to (i) qualify as a foreign corporation or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify but for this Section, or (ii) file any general consent to service of process in any jurisdiction where it is not then so subject.

11.4     Amendments and Supplements to Registration Statement.   No filing of, or amendment or supplement to the Proxy Statements, the Prospectus or the Registration Statement will be made by Urigen or Parent without the approval of the other party, which will not be unreasonably withheld, conditioned or delayed. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Parent Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the Commission for amendment of the Proxy Statements, the Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the Commission for additional information. If at any time prior to the Effective Time, Urigen or Parent discovers any information relating to either party, or any of their respective Affiliates, officers or directors, that should be set forth in an amendment or supplement to the Proxy Statements, the Prospectus or the Registration Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the Commission and, to the extent required by law or regulation, disseminated to the stockholders of Urigen and Parent. Notwithstanding the foregoing, each party shall be responsible for any misstatements or omissions of material facts regarding such party contained in the Proxy Statement, the Prospectus or the Registration Statement.

11.5     General.   Urigen agrees to cooperate with Parent and Merger Sub in the registration of shares of Parent Stock to be issued to Urigen Stockholders on Form S-4 and in complying with all state and other securities Laws in respect thereto. Neither Urigen nor any of its agents is or shall be authorized to act on Parent’s or Merger Sub’s behalf with respect to any aspect of the transactions contemplated by this Agreement or make any solicitations of or representations to any Urigen Stockholders on Parent’s or Merger Sub’s behalf.

ARTICLE 12.   SURVIVAL AND MATERIALITY OF REPRESENTATIONS.

None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. The foregoing sentence shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

ARTICLE 13.   TAX CONSEQUENCES TO THE PARTIES.

Parent and Merger Sub, on the one hand, and Urigen, on the other, understand and agree that neither Parent and Merger Sub, on the one hand, nor Urigen, on the other, are making any representation or warranty as to the tax consequences of this Agreement and the events and actions contemplated hereby. Nonetheless, all parties hereto agree to report the transactions contemplated hereby on their respective U.S. federal income tax returns as a tax free reorganization under Section 368(a) of the Code, and to take no action inconsistent with such characterization.

ARTICLE 14.   TERMINATION; LIABILITIES CONSEQUENT THEREON.

14.1     Termination.   This Agreement may be terminated at any time prior to the Effective Time, whether before or after the approval of Urigen’s Stockholders (the “Urigen Stockholder Approval”) or the approval of Parent’s stockholders (the “Parent Stockholder Approval”):

(a)        by mutual written consent duly authorized by the respective Boards of Directors of Parent and Urigen; or

(b)        by Parent:

(i)         if, prior to the Effective Time, Urigen has breached any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in Section 7.1 or Section 7.2, which is not cured within thirty (30) days after written notice thereof or is incapable of being cured by Urigen, or (B) has not been waived by Merger Sub or Parent pursuant to the provisions hereof;

(ii)       if Urigen breaches its obligations under Section 5.14;

(iii)      in accordance with Section 6.14; provided that, in order for the termination of this Agreement pursuant to this Section 14.1(b)(iii) to be deemed effective, Parent and Merger Sub shall have complied with all provisions contained in Section 6.14 and Section 14.3, including payment of the Termination Fee and the Expenses of Urigen as provided therein;

(iv)       if at the meeting of the Urigen Stockholders (including any adjournment or postponement thereof) the Urigen Stockholder Approval shall not have been obtained; or

(c)        by Urigen:

(i)         if, prior to the Effective Time, Parent or Merger Sub has breached any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in Section 8.1 or Section 8.2, which is not cured within thirty (30) days after written notice thereof or is incapable of being cured by Parent and Merger Sub; or (B) has not been waived by Urigen pursuant to the provisions hereof;

(ii)       if Parent or Merger Sub breach their obligations under Section 6.14;

(iii)      in accordance with Section 5.14; provided, that, in order for the termination of this Agreement pursuant to this Section 14.1(c)(iii), to be deemed effective, Urigen shall have complied with all provisions contained in Section 5.14 and Section 14.3, including the payment of the Termination Fee, and the Expenses of Parent and Merger Sub as provided therein;

(iv)       if at the Parent stockholders meeting (including any adjournment or postponement thereof) the Parent Stockholder Approval shall not have been obtained; or

(d)        by either Parent or Urigen:

(i)         if the Effective Time of the Merger has not occurred on or prior to March 30, 2007 (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this clause shall not be available to any party whose failure to fulfill any material obligation of this Agreement or other material breach of this Agreement has been the cause of, or resulted in, the failure of the Effective Time of the Merger to have occurred on or prior to the aforesaid date;

(ii)       if any court of competent jurisdiction or any governmental authority having authority with respect thereto shall have issued an order, decree or ruling or taken any other action permanently restricting, enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable prior to such termination and the parties shall have used commercially reasonable efforts to resist, resolve, or lift, as applicable, such judgment, injunction, order or decree provided that neither Urigen nor Parent shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any Order beyond the date of a ruling preliminarily enjoining the Merger issued by a court to competent jurisdiction; or

(iii)      if the other party becomes unable to pay its liabilities as they become due or seeks protection under any bankruptcy, receivership, trust deed, creditors arrangement, composition or comparable proceeding, or if any such proceeding is instituted against such other party (and not dismissed within sixty (60) days).

14.2     Effect of Termination.   In the event of termination of this Agreement by Parent or Urigen, as provided in Section 14.1, this Agreement shall forthwith become void and there shall be no liability or obligation hereunder on the part of Urigen, Parent or Merger Sub or their respective officers or directors (except as set forth in Section 3.19, Section 4.7, Section 10.1, this Section 14.2, Section 14.3, Section 17.2, Section 17.4, Section 17.5, Section 17.6, Section 17.7, Section 17.8 and Section 17.9, which shall survive the termination); provided, however, that nothing contained in this Section 14.2 or in Section 14.3 shall relieve any party hereto from any liability for any willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

14.3     Payment of Certain Fees and Expenses.

(a)        Except as set forth in this Section 14.3, all fees and expenses incurred by Parent and/or Merger Sub in connection with this Agreement and the transactions contemplated hereby shall be paid by Parent and/or Merger Sub, and all fees and expenses incurred by Urigen in connection with this Agreement and the transactions contemplated hereby shall be paid by Urigen, in each case, whether or not the Merger is consummated.

(b)        If this Agreement is terminated by Parent in accordance with Section 14.1(b)(i) as a result of a knowing or willful breach by Urigen, by Parent in accordance with Section 14.1(b)(ii) or

Section 14.1(b)(iv), or by Urigen in accordance with Section 14.1(c)(iii), then Urigen shall pay to Parent the Termination Fee and the Expenses of Parent and Merger Sub. If this Agreement is terminated by Parent in accordance with Section 14.1(b)(i) hereof as a result of a non-willful breach by Urigen, then except as otherwise provided above, Urigen shall pay to Parent the Expenses of Parent and Merger Sub.

(c)        If this Agreement is terminated by Urigen in accordance with Section 14.1(c)(i) as a result of a knowing or willful breach by Parent, by Urigen in accordance with Section 14.1(c)(ii) or Section 14.1(c)(iv), or by Parent in accordance with Section 14.1(b)(iii), then Parent shall pay to Urigen the Termination Fee and the Expenses of Urigen. If this Agreement is terminated by Urigen in accordance with Section 14.1(c)(i) as a result of a non-willful breach by Parent or Merger Sub, then except as provided above, Parent shall pay Urigen its Expenses.

(d)        The parties acknowledge that the agreements contained in Section 14.3(b) and Section 14.3(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Urigen and Parent would not enter into this Agreement.

(e)        Any payment of an applicable Termination Fee and/or applicable Expenses pursuant to this Section 14.3 shall be made as follows:

(i)         In the case of either a termination by Parent pursuant to Section 14.1(b)(i) or Section 14.1(b)(ii) involving a willful breach or Section 14.1(b)(iv) or by Urigen pursuant to Section 14.1(c)(iii), the Termination Fee will be paid by Urigen to Parent within one Business Day after termination of this Agreement and the Expenses of Parent and Merger Sub shall be paid by Urigen promptly and in no event later than five Business Days after the submission of such Expenses for payment including reasonable documentary support if requested by Urigen;

(ii)       in the case of a termination by Parent pursuant to Section 14.1(b)(i) not involving a willful breach, the Expenses of Parent and Merger Sub shall be paid by Urigen promptly and in no event later than five Business Days after the submission of such Expenses for payment including reasonable documentary support if requested by Urigen;

(iii)      in the case of a termination by Urigen pursuant to Section 14.1(c)(i) or Section 14.1(c)(ii) involving a willful breach or Section 14.1(c)(iv), or by Parent pursuant to Section 14.1(b)(iii), the Termination Fee will be paid by Parent to Urigen within one Business Day after termination of this Agreement and Parent will pay the Expenses of Urigen promptly and in no event later than five (5) Business Days after the submission of such Expenses for payment including reasonable documentary support if requested by Parent.

(iv)       In the case of a termination by Urigen pursuant to Section 14.1(c)(i) involving a non-willful breach, Parent will pay the Expenses of Urigen promptly and in no event later than five (5) Business Days after the submission of such Expenses for payment including reasonable documentary support if requested by Parent.

(f)         Notwithstanding anything in this Agreement to the contrary, whether or not the Merger is consummated, each of Parent and Urigen shall bear and pay one-half of the filing and printing fees incurred in connection the Registration Statement, the Proxy Statements and the Prospectus as well as one-half of the fees for listing the Parent Stock on the Nasdaq Capital Market in connection with the Merger and in connection with the substitute listing for the Reverse Split.

(g)        If either party fails to pay to (or reimburse) the other party any fee or expense due hereunder (including any Termination Fee), such party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee and/or expense at the publicly announced prime rate of Wachovia Bank, N.A. from the date such fee was required to be paid to the date it is paid.

ARTICLE 15.   INDEMNIFICATION; D&O INSURANCE.

15.1     Indemnification.   The Certificate of Incorporation and the Bylaws of the Surviving Corporation shall contain the provisions with respect to indemnification and exculpation from liability no less favorable than the provisions set forth in Urigen’s and Parent’s Certificates of Incorporation and Bylaws, respectively, on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that in the aggregate would have a material adverse effect on the rights thereunder of individuals who, on or prior to the Effective Time, were directors, officers, employees or agents (the “Indemnified Parties”) of Urigen, Parent or their respective Affiliates, unless such modification is required by law.

15.2     Insurance.   Parent shall, until the sixth (6th) anniversary of the Effective Time, use commercially reasonable efforts to cause to be maintained in effect, to the extent available, the policies of directors’ and officers’ liability insurance maintained by Parent as of the date hereof (or policies of at least the same coverage and amounts containing terms that are not less advantageous to the insured parties) with respect to claims arising from facts that occurred on or prior to the Effective Time, including without limitation all claims based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the Merger and any and all related events. In lieu of the purchase of such insurance by Parent, Parent may purchase a six (6)-year extended reporting period endorsement (“Reporting Tail Coverage”) under Parent’s existing directors’ and officers’ liability insurance coverage, providing that such Reporting Tail Coverage shall extend the directors’ and officers’ liability coverage in force as of the date hereof for a period of at least six (6) years from the Effective Time for any claim based upon, arising out of, directly or indirectly resulting from, in consequence of, or any way involving acts or omissions occurring or prior to the Effective Time, including without limitation all claims based upon, arising out of, directly or indirectly resulting from, in consequence of, or any way involving the Merger or any and all related events. Urigen shall cooperate with Parent in obtaining such insurance coverage. Parent shall secure such insurance coverage prior to the Closing Date at Parent’s expense.

15.3     Beneficiaries.   This Section 15.3 shall survive the consummation of the Merger at the Effective Time, is intended to benefit Parent, Urigen, the Surviving Corporation and the Indemnified Parties, shall be binding on all successors and assigns of the Surviving Corporation and Parent and shall be enforceable by the Indemnified Parties.

ARTICLE 16.   CERTAIN DEFINITIONS.

16.1     Terms Defined in this Section 16.   As used herein the following terms not otherwise defined shall have the following respective meanings:

“Affiliate” shall mean any Person that directly or indirectly through one of more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by Contract or otherwise and, in any event and without limitation of the previous sentence, any Person owning ten percent (10%) or more of the voting securities of another Person shall be deemed to control that Person.

“Business Day” shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York, USA are authorized or obligated by Law to close or be closed.

“Contract” shall mean any written or oral contract, agreement, letter of intent, agreement in principle, lease, instrument or other commitment that is binding on any Person or its property under applicable Law.

“Conversion Number” shall mean the number that equals to 2 times the quotient obtained when the number of the Fully Diluted Parent Shares issued and outstanding immediately prior to the Effective Time is divided by the number of shares of Fully Diluted Urigen Shares issued and outstanding immediately prior to the Effective Time, subject to a cash payment in lieu of the issuance of fractional shares as provided in Section 2.9 hereof. By way of illustration, if the Fully Diluted Parent Shares outstanding immediately prior to the Effective Time were 1,000,000 and the total number shares of Fully Diluted Urigen Shares outstanding immediately prior to the Effective Time were 100,000, the Conversion Number would be 20 (1,000,000 ÷ 100,000 × 2), such that for each one share of Urigen Common Stock the holder thereof would receive 20 shares of Parent Stock.

“Environmental Laws” shall mean any judgment, decree, order, law, license, rule or regulation purporting to regulate environmental matters, including without limitation, those arising under the Resource Conservation and Recovery Act (“RCRA”), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 as amended (“CERCLA”), the Superfund Amendments and Reauthorization Act of 1986 (“SARA”), the Federal Clean Water Act, the Federal Clean Air Act, the Toxic Substances Control Act, or any state, local or foreign statute, regulation, ordinance, order or decree relating to health, safety or the environment.

“Expenses” shall mean the reasonable and documented expenses of a party incurred in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby (including but not limited to, reasonable fees and expenses of counsel and accountants, and out-of-pocket expenses and reasonable fees of financial advisors, including the expenses incurred in procuring an opinion from such financial advisor), and including the reasonable attorneys’ fees and expenses incurred by a party in connection with any shareholder class action relating to this Agreement and the transaction contemplated hereby which are incurred prior to any Termination Date, as otherwise expressly provided for by this Agreement, provided, however, that the Expenses of Urigen payable hereunder shall exclude any expenses incurred in connection with the Re-domestication; provided further, however, that notwithstanding anything to the contrary set forth in this Agreement, the Expenses of Urigen payable hereunder shall not exceed $150,000 and the Expenses of Parent and Merger Sub payable hereunder shall not exceed $150,000. Expenses shall not include any expenses for which insurance coverage is available and shall not include any expenses for which insurance coverage would be available but for the failure of the insured to assert a claim under the policy, or to maintain such policy in force and effect, or to comply with the applicable terms of such policy or to reasonably contest any denial of coverage under or reservation of rights under such policy.

“Fully Diluted Parent Shares” shall be determined as if (a) all shares of preferred stock of Parent as are, or are required to be, issued and outstanding have been converted into Parent Stock at the applicable rate(s) of conversion, (b) all warrants, stock options and other contractual rights (including without limitation any “anti-dilution” rights) to acquire or receive Parent Stock have been exercised or otherwise fulfilled, and (c) all other securities convertible or exchangeable, whether directly or indirectly, into shares of Parent Stock or shares of preferred stock of Parent have been converted or exchanged, including without limitation convertible debt and any shares of Parent Stock or other securities required to be issued, excluding in all cases, issuances to the Urigen Stockholders as a result of the consummation of the Merger.

“Fully Diluted Urigen Stock” shall be determined as if (a) all shares of Urigen Preferred Stock as are, or are required to be, issued and outstanding have been converted into Urigen Common Stock at the applicable rate(s) of conversion, (b) all warrants, stock options and other contractual rights (including without limitation any “anti-dilution” rights) to acquire or receive Urigen Common Stock have been exercised or otherwise fulfilled, and (c) all other securities convertible or exchangeable, whether directly or indirectly, into shares of Urigen Common Stock have been converted or exchanged, including without limitation convertible debt and any shares of Urigen Common Stock.

“Indebtedness” shall mean (a) all indebtedness for borrowed money or other obligations, commitments or liabilities, whether current or long term, contingent or matured, secured or unsecured, (b) all indebtedness of the deferred purchase price of property or services represented by a note or security agreement, (c) all indebtedness created or arising under any conditional sale or other title retention agreement (even though the rights and remedies of the seller or lender under such agreement in the event of default may be limited to repossession or sale of such property), (d) all indebtedness secured by a purchase money mortgage or other lien to secure all or part to the purchase price of property subject to such mortgage or lien, (e) all obligations under leases that have been or must be, in accordance with U.S. GAAP, recorded as capital leases in respect of which it is liable as lessee, (f) any liability in respect of banker’s acceptances or letters of credit, and (g) all indebtedness of Urigen, Urigen Stockholders or any other Person that is guaranteed by Urigen or that Urigen has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which Urigen has otherwise assured a creditor against loss.

“Laws” shall mean any law, rule or regulation of any governmental or regulatory body.

“Parent Superior Proposal” shall mean a Parent Third Party Acquisition Proposal which satisfies both subsection (x) and subsection (y) of Section 6.14 of this Agreement.

“Parent Third Party Acquisition Proposal” shall mean any proposal or offer to acquire, directly or indirectly for consideration consisting of cash, securities or a combination thereof, not less than 20% of the capital stock of Parent or all or substantially all of the business, properties and assets of Parent, whether by merger, tender offer, exchange offer, sale of securities or assets, or similar transactions involving Parent or any subsidiary, division or operating or principal business unit of Parent.

“Person” shall mean any natural person, entity, or association, including without limitation any corporation, partnership, limited liability company, government (or agency or subdivision thereof), trust, joint venture, or proprietorship.

“Prospectus” shall mean the prospectus of Parent to be prepared by Parent and included in the Registration Statement filed by Parent with the Commission pursuant to Section 2.12, together with all amendments and supplements thereto and including the exhibits thereto.

“Proxy Statement” shall mean the proxy statements of Parent and Urigen included in the Registration Statement to be filed by Parent with the Commission pursuant to Section 2.12, together with all amendments and supplements thereto and including the exhibits thereto.

“Registration Statement” shall mean the registration statement on Form S-4 (the “S-4”) to be filed with the Commission by Parent in connection with the issuance of Parent Stock in the Merger.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

“Tax” shall mean any federal, state, local, or foreign income, gross receipts, franchise, estimated, alternative minimum, add on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, intangibles, social security, unemployment, disability, payroll, license, employee, or other tax or levy, of any kind whatsoever, including any interest, penalties, or additions to tax in respect of the foregoing.

“Tax Return” shall mean any return, declaration, report, claim for refund, information return, or other document (including any related or supporting estimates, elections, schedules, statements, or information) filed or required to be filed in connection with the determination, assessment, or collection of any Tax or the administration of any Laws, regulations, or administrative requirements relating to any Tax.

“Termination Fee” shall mean $60,000.

“Urigen Common Stock” shall mean the common stock of Urigen, par value $0.00001 per share.

“Urigen Preferred Stock” shall mean the preferred stock of Urigen, par value $0.00001 per share.

“Urigen Stock” shall mean Urigen Common Stock and Urigen Preferred Stock collectively.

“Urigen Superior Proposal” shall mean a Urigen Third Party Acquisition Proposal which satisfies both subsection (x) and subsection (y) of Section 5.14(a) of this Agreement, provided that any proposed acquisition of less than 100% of the capital stock of Urigen shall require a commitment by the proposed acquirer to acquire the remaining capital stock of Urigen by short form merger or similar transaction and any proposal to acquire 20% or more of such business, properties or assets shall require a commitment to acquire all or substantially all of such business, properties and assets.

“Urigen Third Party Acquisition Proposal” shall mean any proposal or offer to acquire, directly or indirectly for consideration consisting of cash, securities or a combination thereof, not less than 20% of the capital stock of Urigen or all or substantially all of the business, properties and assets of Urigen, whether by merger, tender offer, exchange offer, sale of securities or assets, or similar transactions involving Urigen or any subsidiary, division or operating or principal business unit of Urigen.

16.2     Terms Defined Elsewhere.   The following terms are defined in the following sections of this Agreement:

Defined Term	Section
10-Ks	4.5(a)
2004 10-K	4.5(a)
2005 10-K	4.5(a)
2006 10-K	4.5(a)
Affiliate	16.1
Agreement	Preamble
Benefit Plans	6.16(d)
Business Day	16.1
Calculations	2.14(a)
Certificate	2.1
Certificate of Merger	1.1
Closing Adjustment	2.14(d)
Closing	1.1
Closing Calculations	2.14(a)
Closing Date	1.1
Closing Net Worth	2.14(a)
Code	Preamble
Commission	11.1
Confidentiality Agreement	10.1
Contract	16.1
Conversion Number	16.1
Dissenting Shares	2.11
DGCL	Preamble
Dispute Notice	2.14(g)

Effective Time	1.1
Enforcement Exceptions	3.2
Environmental Laws	16.1
Exchange Act	4.5(b)
Expenses	16.1
Family Member	6.16(d)
FDA	3.30
Fully Diluted Parent Shares	16.1
Fully diluted Urigen Stock	16.1
IND	3.30
Indebtedness	16.1
Independent Accounting Firm	2.14(g)
Intellectual Property	3.15
Indemnified Parties	15.1
Laws	16.1
Liquidity Shortfall	2.14(b)
Merger	Preamble
Merger Consideration	1.2(e)
Merger Sub	Preamble
Net Worth	2.14(a)
Net Worth Difference	2.14(c)
Net Worth Shortfall	2.14(c)
Parent	Preamble
Parent Balance Sheet	4.5(a)
Parent Financial Statements	4.5(a)
Parent Reports	4.5(a)
Parent Stockholder Approval	14.1
Parent Stock	1.2(e)
Parent Superior Proposal	16.1
Parent Third Party Acquisition Proposal	16.1
Person	16.1
Product Candidates	3.30
Prospectus	16.1
Proxy Statement	16.1
Re-domestication	Preamble
Registration Statement	16.1
Representatives	5.14(a)
Reverse Split	2.13
Securities Act	16.1
Shortfall Shares	2.14(d)
Stock Transactions	2.13
Surviving Corporation	1.1
Tax	16.1
Tax Return	16.1
Termination Date	14.1(d)
Termination Fee	16.1
Urigen	Preamble
Urigen Canada	Preamble
Urigen Canada Balance Sheet	3.5
Urigen Common Stock	16.1
Urigen Financial Statements	3.5

Urigen Preferred Stock	16.1
Urigen’s Auditor	2.14(f)
Urigen Stock	16.1
Urigen Stockholder Approval	14.1
Urigen Stockholders	2.2
Urigen Superior Proposal	16.1
Urigen Third Party Acquisition Proposal	16.1

ARTICLE 17.       MISCELLANEOUS PROVISIONS.

17.1     Amendments.   This Agreement may be amended, modified or supplemented only by a written instrument duly executed by each of the parties hereto.

17.2     Notices and Representatives.   Any notice expressly provided for under this Agreement shall be in writing, shall be given either manually or by written telecommunication, fax or mail, and shall be deemed sufficiently given when received by the party to be notified at its address set forth below or two (2) Business Days after mailing when mailed by registered mail, postage prepaid, addressed to such party at such address. Any party and any representative designated below may, by notice to the others, change its address for receiving such notices.

Address for notices to Parent and Merger Sub:

Valentis, Inc.
863A Mitten Road
Burlingame, CA 94010
Attn: Benjamin McGraw III, CEO and Chairman
Fax: (650) 652-1990
Phone: (650) 697-1900

with a copy (which shall not constitute notice) to:

Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, CA 92660
Attn: Robert C. Funsten, Esq.
Fax: (949) 725-4100
Phone: (949) 725-4000

Address for notices to Urigen:

Urigen Holdings, Inc.
515 West Hastings Street, Suite 7333
Vancouver, BC V6B 5K3
Attn: William J. Garner, MD
Fax: (604) 268-7977
Phone: (604) 268-7960

with a copy (which shall not constitute notice) to:

Smith, Gambrell & Russell, LLP
1230 Peachtree Street, Suite 3100
Promenade II
Atlanta, GA 30309
Attn: Tycho H.E. Stahl, Esq.
Fax: (404) 685-7053
Phone: (404) 815-3500

17.3     Assignment and Benefits of Agreement.   This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns, but may not be assigned without the written consent of the other parties to this Agreement. Except as aforesaid, nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto any rights under or by reason of this Agreement.

17.4     Governing Law.   This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof, except to the extent that Section 2709 of the Delaware Code would require or permit application of the laws of the State of Delaware..

17.5     Submission to Jurisdiction; Waivers.   PARENT, MERGER SUB, URIGEN, EACH FOR ITSELF AND ON BEHALF OF ITS SUCCESSORS, ASSIGNS AND TRANSFEREES, HEREBY IRREVOCABLY AND UNCONDITIONALLY:

(i)         SUBMITS FOR ITSELF AND ITS PROPERTY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR FOR RECOGNITION AND ENFORCEMENT OF ANY JUDGMENT IN RESPECT THEREOF, TO THE NONEXCLUSIVE GENERAL JURISDICTION OF THE COURTS OF THE STATE OF DELAWARE THE COURTS OF THE UNITED STATES OF AMERICA FOR THE DISTRICT OF DELAWARE AND APPELLATE COURTS FROM ANY THEREOF;

(ii)       CONSENTS THAT ANY SUCH ACTION OR PROCEEDING MAY BE BROUGHT IN SUCH COURTS, AND WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT OR THAT SUCH ACTION OR PROCEEDING WAS BROUGHT IN AN INCONVENIENT COURT AND AGREES NOT TO PLEAD OR CLAIM THE SAME;

(iii)      AGREES THAT SERVICE OF PROCESS IN ANY SUCH ACTION OR PROCEEDING MAY BE EFFECTED BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL (OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL), POSTAGE PREPAID, AT ITS ADDRESS AS PROVIDED IN SECTION 17.2 HEREOF OR AT SUCH OTHER ADDRESS AS IT SHALL HAVE NOTIFIED EACH OF THE OTHER PARTIES HERETO IN THE MANNER PROVIDED IN SECTION 17.2 HEREOF;

(iv)       AGREES THAT NOTHING HEREIN SHALL AFFECT THE RIGHT TO EFFECT SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY LAW; AND

(v)        WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND FOR ANY COUNTERCLAIM THEREIN.

17.6     Counterparts.   This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

17.7     Section Headings.   The headings of sections or subsections are for reference only and shall not limit or control the meaning thereof. Section, subsection, Disclosure Schedule and Exhibit references are to this Agreement unless otherwise specified.

17.8     Entire Agreement.   This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof. Without limiting the foregoing, this Agreement supercedes that certain Letter of Intent dated August 24, 2006 and the parties hereby terminate such Letter of Intent and neither party shall have any obligations or rights thereunder.

17.9     Severability.   Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. Upon such determination that any term or provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated by the Agreement are fulfilled to the extent possible.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as an instrument under seal as of the date and year first above written.

PARENT:

vALENTIS, INC.

By:	/s/ BENJAMIN McGRAW III
Name:	Benjamin McGraw III
Title:	CEO and Chairman

MERGER SUB:

VALENTIS HOLDINGS, INC.

By:	/s/ BENJAMIN McGRAW III
Name:	Benjamin McGraw III
Title:	President

URIGEN:

URIGEN N.A., INC.

By:	/s/ WILLIAM J. GARNER, MD
Name:	William J. Garner, MD
Title:	President

Exhibit A

CERTIFICATE OF MERGER
OF
VALENTIS HOLDINGS, INC.,
A DELAWARE CORPORATION,
INTO
URIGEN N.A., INC.,
A DELAWARE CORPORATION

Pursuant to Section 252 of the Delaware General Corporation Law, the undersigned hereby executes this Certificate of Merger:

I.

The names of each of the constituent corporations to the merger are Valentis Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (“Valentis Holdings”), and Urigen N.A., Inc., a corporation organized and existing under the laws of the State of Delaware (“Urigen”).

II.

An Agreement and Plan of Merger (the “Plan of Merger”) has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with Section 252 of the Delaware General Corporation Law.

III.

The name of the surviving corporation is Urigen N.A., Inc., a Delaware corporation (the “Surviving Corporation”).

IV.

The total number of shares of stock which the Surviving Corporation is authorized to issue is twenty million (20,000,000) shares of Common capital stock with $0.00001 par value per share and six million (6,000,000) shares of Preferred capital stock with $0.00001 par value per share.

V.

The Certificate of Incorporation and Bylaws of Urigen in effect immediately prior to the filing of this Certificate of Merger shall be the certificate of incorporation and bylaws of the Surviving Corporation.

VI.

The directors and officers of the Surviving Corporation shall be as follows:

Directors

William J. Garner
C. Lowell Parsons
Benson Fong
Tracy Taylor
Martin Shmagin

Officers

William J. Garner	President & Chief Executive Officer
Martin Shmagin	Treasurer & Chief Financial Officer
Amie Franklin	Secretary
Terry Nida	Vice President & Chief Operation Officer
Michael Flashner	Vice President—Drug Development

VII.

The executed Plan of Merger is on file at the principal office of the Surviving Corporation located at 875 Mahler Road, Suite 235, Burlingame, CA 94010.

VI.

A copy of the executed Plan of Merger will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of any constituent corporation.

[ Signatures commence on the following page. ]

IN WITNESS WHEREOF, the undersigned, as the Surviving Corporation of the merger, has caused this Certificate of Merger to be signed by its duly authorized officer this          day of          2006.

URIGEN N.A., INC.,
a Delaware corporation
By:
	Name:	William J. Garner, MD
	Title:	President

SIGNATURE PAGE TO CERTIFICATE OF MERGER

Exhibit B

OFFICER’S CERTIFICATE
OF
URIGEN N.A., INC.

In accordance with and pursuant to the provisions of Section 7.6 of that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 5, 2006, by and among Valentis, Inc. (“Parent”), Valentis Holdings, Inc. (“Merger Sub”), and Urigen N.A., Inc. (“Urigen”), the undersigned hereby certifies as follows:

Urigen has fully satisfied the conditions set forth in Sections 7.1, 7.2, 7.4 and 7.5 of the Merger Agreement at or before the date hereof or such condition(s) have been waived by Parent and Merger Sub.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Officer’s Certificate this            day of                  , 2006.

URIGEN N.A., INC.
By:
Name:
Title:

Exhibit C

OFFICER’S CERTIFICATE
OF
VALENTIS, INC.

In accordance with and pursuant to the provisions of Section 8.6 of that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 5, 2006, by and among Valentis, Inc. (“Parent”), Valentis Holdings, Inc., and Urigen N.A., Inc. (“Urigen”), the undersigned hereby certifies as follows:

Parent has fully satisfied the conditions set forth in Sections 8.1, 8.2, 8.4, and 8.5 of the Merger Agreement at or before the date hereof or such condition(s) have been waived by Urigen.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Officer’s Certificate this         day of                     , 2006.

VALENTIS, INC.
By:
Name:
Title:

DISCLOSURE SCHEDULES

WAIVER, CONSENT AND AMENDMENT
TO AGREEMENT AND PLAN OF MERGER

THIS WAIVER, CONSENT AND AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into as of February 1, 2007, by and among VALENTIS, INC., a Delaware corporation (“Parent”), VALENTIS HOLDINGS, INC., a Delaware corporation and direct wholly-owned subsidiary of Parent (“Merger Sub”), and URIGEN N.A., INC., a Delaware corporation (“Urigen”).

Reference is hereby made to that certain Agreement and Plan of Merger, dated as of October 5, 2006, by and among Parent, Merger Sub, and Urigen (the “Merger Agreement”). Capitalized terms used and not otherwise defined herein shall have the respective meaning ascribed to such terms in the Merger Agreement.

WHEREAS, Parent has recently entered into agreements with Genetronics, Inc., Biolitec, Inc., Juvaris Biotherapeutics, Inc., Vical Incorporated, Althea Technologies, Inc. and Medarex, Inc., copies of which have been filed with the Securities and Exchange Commission (the “Commission”) as exhibits to Current Reports on Form 8-K and are incorporated herein by reference, for the sale or licensing by Parent of certain capital assets, including, but not limited to, a number of patents, patent applications and related intellectual property and intellectual property rights, the aggregate market value of the capital assets sold or licensed exceeding $20,000 in each of these transactions (the “Capital Asset Transactions”), and may enter into future transactions for the sale or licensing of certain of its capital assets with an aggregate market value per transaction in excess of $20,000;

WHEREAS, pursuant to Sections 6.4 and 6.5 of the Merger Agreement, Parent is required to obtain Urigen’s consent to enter into the Capital Asset Transactions or any future transactions for the sale or licensing of its capital assets with an aggregate market value per transaction in excess of $20,000;

WHEREAS, Parent previously notified Urigen of, and obtained Urigen’s oral acknowledgement of and consent to, the Capital Asset Transactions, and desires a written record of such acknowledgement and consent;

WHEREAS, Urigen has recently entered into agreements for the issuance of shares of Urigen Series B Preferred Stock, par value $0.00001 per share (the “Urigen Series B Preferred Stock”), and for the issuance of certain debt in excess of $20,000, and desires to issue additional debt in excess of $20,000 and additional shares of Urigen Series B Preferred Stock in future transactions;

WHEREAS, pursuant to Sections 2.5, 5.3, 5.4, and 5.5 of the Merger Agreement, Urigen is required to obtain Parent’s written consent to the issuance of shares of Urigen’s capital stock, to the issuance of debt in excess of $20,000, and to the transfer of any shares of the capital stock of Urigen;

WHEREAS, Urigen desires to obtain Parent’s waiver and consent to the recent and future issuances of shares of Urigen Series B Preferred Stock, and to the recent and future issuances of certain debt in excess of $20,000 in accordance with the terms of Merger Agreement; and

WHEREAS, the parties hereto wish to amend the terms of the Merger Agreement as more fully set forth under Section III of this Amendment.

NOW, THEREFORE, in consideration of the agreements, provisions and consents contained herein, and other good and valuable consideration, the receipt and sufficiency of which the parties hereby acknowledge, the parties hereto agree as follows:

I.           Waiver and Consent

A.         Urigen herby consents to, and waives any consent, approval or other rights to additional satisfaction it may have under the Merger Agreement (including, without limitation, under Sections 6.4 and 6.5 thereof) with respect to Parent’s entry into and consummation of the transactions contemplated by the following:

(1)        the Capital Asset Transactions; and

(2)        any future transactions for the sale or licensing of Parent’s capital assets with an aggregate market value per transaction in excess of $20,000.

B.         Parent hereby consents to, and waives any consent, approval or other rights to additional satisfaction it may have under the Merger Agreement (including without limitation under Sections 2.5, 5.3, 5.4 and 5.5 thereof) with respect to Urigen’s entry into and consummation of the transactions contemplated by the following:

(1)        the promissory note issued by Urigen to C. Lowell Parsons, dated as of November 17, 2006, attached hereto as Exhibit A, and the issuance of 1,000 shares of Urigen Series B Preferred Stock to C. Lowell Parsons pursuant to the terms thereof;

(2)        the Exchange Agreement dated November 16, 2006, by and between Urigen and Jeffrey Bacha, attached hereto as Exhibit B, pursuant to which Urigen issued 1,000 shares of Urigen Series B Preferred Stock to Jeffrey Bacha pursuant to the terms thereof;

(3)        The Investor Relations Group Inc. Letter of Agreement dated September 20, 2006, by and between Urigen and The Investor Relations Group, Inc. (“IRG”), attached hereto as Exhibit C, pursuant to which Urigen has agreed to pay IRG a maintenance fee in the form of 4,000 shares of Urigen Series B Preferred Stock per month commencing on November 1, 2006, pursuant to the terms thereof;

(4)        the issuance of shares of Urigen Series B Preferred Stock in lieu of payroll to the persons and in the amounts as provided for on Exhibit D hereto, such shares reflecting the amount of compensation payable through the date or dates reflected thereon excluding applicable tax withholdings;

(5)        the issuance of shares of Urigen Series B Preferred Stock to the persons and for the consideration provided for on Exhibit E hereto;

(6)        the Consulting Agreement dated December 11, 2006, by and between Urigen and Dennis Giesing, attached hereto as Exhibit F, pursuant to which Urigen has issued 19,200 shares of Urigen Series B Preferred Stock to Dennis Giesing pursuant to the terms thereof, and the Stock Restriction Agreement, dated as of December 11, 2006, attached hereto as Exhibit G, pursuant to which the shares issued to Dennis Giesing are subject to the repurchase right of Urigen as to unvested shares pursuant to the terms therof;

(7)        the promissory note issued by Urigen to KTEC Holdings, Inc. (“KTEC”), dated as of January 5, 2007, attached hereto as Exhibit H, and the issuance of 500 shares of Urigen Series B Preferred Stock to KTEC pursuant to the terms thereof;

(8)        Urigen’s issuance of 500 shares of Urigen Series B Preferred Stock to Dian Griesel;

(9)        the Executive Employment Agreement, dated as of May 1, 2006, attached hereto as Exhibit I, pursuant to which Urigen has agreed to pay Terry Nida compensation in the form of 10,000 shares of Urigen Series B Preferred Stock commencing on October 31, 2006, pursuant to the terms thereof;

(10)     the future issuance of Urigen Series B Preferred Stock to “accredited investors” as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the “Accredited Investors”), for an aggregate consideration of up to $15.0 million;

(11)     in addition to the issuances provided for in (10) above, the future issuance of additional equity securities to Accredited Investors for an aggregate consideration of up to $15.0 million on such terms and conditions as Urigen and such investor(s) may agree; and

(12)     the future transfer of certain shares of Urigen common stock, par value $0.00001 per share (the “Urigen Common Stock”), standing in the name of C. Lowell Parsons, to the persons and in the amounts provided for on Exhibit J;

Notwithstanding anything in this Amendment to the contrary, Parent and Urigen agree that the aforementioned issuances of debt, equity or convertible or other derivative securities by Urigen shall not increase the aggregate Merger Consideration to be received by the Urigen Stockholders assuming that such transactions had not occurred. Additionally, Urigen agrees that the aforementioned issuances of debt, equity or convertible or other derivative securities by Urigen shall be subject to, among other things, compliance with Sections 7.10 and 7.13 of the Merger Agreement.

II.         Acknowledgements

A.         Parent hereby acknowledges and agrees that the Phase II clinical study results for U101 in Chronic Pelvic Pain of bladder origin expressly set forth in the Form 425 filed with the Commission on October 31, 2006 (file no. 0-22987) do not constitute grounds to terminate the Merger Agreement, whether under Section 5.7 of the Merger Agreement or under any other provision thereof.

B.         Parent hereby acknowledges that Urigen has engaged an investment banking firm to assist it in raising additional capital, but there is no guarantee that the investment banking firm will be able to raise any additional capital. Parent agrees that the engagement of an investment banking firm by Urigen upon the terms previously disclosed to Parent shall not constitute grounds to terminate the Merger Agreement, whether under Sections 5.3, 5.4 or 5.5 or under any other provision thereof.

C.         Urigen hereby acknowledges that Parent has used its commercially reasonable efforts to maintain the listing of Parent Stock on the Nasdaq Capital Market and has otherwise complied with all other provisions in the Merger Agreement relating to the Nasdaq Capital Market. Additionally, Urigen acknowledges that Parent is not in full compliance with the listing maintenance requirements of the Nasdaq Capital Market and that the Parent Stock may be delisted from the Nasdaq Capital Market. Urigen agrees that any failure to maintain a listing of the Parent Stock on the Nasdaq Capital Market or any other exchange or quotation service shall not constitute grounds to terminate the Merger Agreement under any provision thereof.

III.       Amendments to Merger Agreement

A.         Section 1.2 of the Merger Agreement is hereby amended by deleting clause (e) in its entirety and replacing such clause with the following:

(e)        each share of the Fully Diluted Urigen Stock issued and outstanding immediately prior to the Effective Time (other than any shares held by dissenting stockholders referred to in Section 2.11 below who have not waived in writing or failed to perfect or effectively withdrawn or lost their rights to appraisal under Section 262 of the DGCL), shall by virtue of the Merger and subject to the proviso at the end of this clause (e) become and be converted into the right to receive from Parent a number of shares of the common stock, par value $0.001 per share, of Parent (“Parent Stock”) equal to the Conversion Number (the value of all shares of Parent Stock so issued to Urigen Stockholders (as defined below) are collectively referred to as the “Merger Consideration”), subject to the adjustments set forth in Section 2.13 and Section 2.14 below; provided that, for purposes of determining the number of shares of Parent Stock to be issued to the holders of the Urigen Series B Preferred Stock by operation of this clause (e), each share of Urigen Series B Preferred Stock shall be deemed to be the equivalent of five shares of Urigen Common Stock meaning that each share of Urigen Series B Preferred Stock will by operation of this clause (e) be converted into the right to receive a number of shares of Parent Stock equal to five (5) times the Conversion Number;

B.         Section 2.10 of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing such Section with the following:

2.10     Exercise of Options, Warrants and Conversion of Notes and Preferred Stock.   On or before the Effective Time, all outstanding stock options, warrants and other rights to purchase or acquire capital stock of Urigen shall be exercised or exchanged as provided in Section 7.8 hereof and all outstanding securities exchangeable for or convertible into Urigen Common Stock, including, without limitation, the Urigen Preferred Stock (with the exception of the Urigen Series B Preferred Stock) shall be exchanged and/or converted into Urigen Common Stock. Immediately prior to the Effective Time, the outstanding capital stock of Urigen shall consist only of Urigen Common Stock and Urigen Series B Preferred Stock. For all purposes of this Agreement, the shares of Urigen Common Stock issued upon exercise or in exchange for such outstanding stock options, warrants and other rights or upon conversion of any other securities exchangeable for or convertible into the capital stock of Urigen shall be deemed Urigen Common Stock and the recipients thereof shall be deemed to be Urigen Stockholders.

C.         Section 2.11 of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing such Section with the following:

2.11     Dissenting Shares.   Notwithstanding Section 1.2(e) and Article 2 hereof, and except for the shares of Urigen Series B Preferred Stock, the shares of Urigen Stock that are issued and outstanding immediately prior to the Effective Time and that are held by Urigen Stockholders who did not vote in favor of the Merger and who comply with all of the relevant provisions of Section 262 of DGCL (the “Dissenting Shares”) shall not be converted into Parent Stock, unless and until such Urigen Stockholders shall have waived in writing or failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under Section 262 of DGCL; and any such Urigen Stockholder shall have only such rights in respect of the Dissenting Shares owned by them as are provided by DGCL. If any such Urigen Stockholder shall have waived in writing or failed to perfect or shall have effectively withdrawn or lost such right, such Urigen Stockholder’s Dissenting Shares shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for Parent Stock without any interest thereon, pursuant to the terms of Section 1.2(e) and Article 2. Urigen will promptly comply with its obligations under Section 262 of the DGCL and will give Parent prompt notice of any demands and withdrawals of such demands received by Urigen for appraisals of Dissenting Shares.

D.         Section 3.4 of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing such Section with the following:

3.4        Capitalization.   The authorized capital of Urigen consists of (i) 20,000,000 shares of common stock, par value $0.00001 per share, of which 15,506,490 shares are issued and outstanding,

and (ii) 6,000,000 shares of preferred stock, par value $0.00001 per share, of which 5,000,000 shares has been designated as Urigen Series A Preferred Stock, of which 4,358,938 shares are issued and outstanding on the date hereof, and of which 1,000,000 shares has been designated as Urigen Series B Preferred Stock, of which 223,700 shares are issued and outstanding on the date hereof. All such outstanding shares of Urigen Stock are owned of record by Urigen Stockholders as set forth on Schedule 3.4 hereto and are validly issued, fully paid and non-assessable and were issued in material compliance with the Securities Act. Except as set forth in Schedule 3.4, each holder of shares of capital stock or securities that are or may become convertible into or exercisable or exchangeable for shares of capital stock of Urigen qualifies as an “accredited investor” as defined in Regulation D promulgated under the Securities Act. Except as set forth in Schedule 3.4, Urigen is neither a party to nor is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for Urigen to issue, deliver or sell, or cause to be issued, delivered or sold any shares of Urigen Stock or any other equity security of Urigen or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any shares of Urigen Stock or any other equity security of Urigen or obligating Urigen to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments or agreements. As of the date hereof there are no outstanding contractual obligations of Urigen to repurchase, redeem or otherwise acquire any shares of capital stock of Urigen. As of the date hereof, there are no outstanding agreements with respect to the voting of Urigen Stock or any rights of first refusal, preemptive rights or registration rights.

E.         Section 3.26 of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing such Section with the following:

3.26     Stockholder Vote Required.   The only vote of the holders of any class or shares of capital stock of Urigen necessary to approve the Merger and the transactions contemplated by this Agreement is the affirmative vote of holders of a majority of the outstanding Urigen Common Stock, Urigen Series A Preferred Stock and Urigen Series B Preferred Stock voting together as a single class. The only vote of the holders of any class or shares of capital stock of Urigen necessary to approve the automatic conversion of the Urigen Series A Preferred Stock into Urigen Common Stock immediately prior to the Effective Time is the affirmative vote of the holders of 66 2/3% of the outstanding Urigen Series A Preferred Stock. No stockholder or other vote is required to approve the automatic conversion of the Urigen Series B Preferred Stock into Parent Stock upon the Effective Time.

F.          Section 4.4 of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing such Section with the following:

4.4        Listing.   As of February       , 2007, the Parent Stock is listed for quotation on the Nasdaq Capital Market under the symbol “VLTS”. Parent has received notices that (i) Parent is not in full compliance with the listing maintenance requirements of the Nasdaq Capital Market, and (ii) that Parent Stock may be delisted from the Nasdaq Capital Market.

G.         Section 6.15 of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing such Section with the following:

6.15     Maintenance of Listing.   Parent will use its commercially reasonable efforts to keep current its filings with the Commission as required under Section 13 of the Exchange Act, and shall immediately notify Urigen of, and provide Urigen a copy of, any notice or correspondence from the Commission. Parent shall immediately notify Urigen of, and provide Urigen a copy of, any notice or correspondence from the Nasdaq Capital Market.

H.         Section 7.8 of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing such Section with the following:

7.8        Exercise of Stock Options; Conversion of Convertible Securities; Release of Claims.   Each outstanding stock option, warrant, and other right to purchase or acquire the capital stock of Urigen (with the exception of the Urigen Series B Preferred Stock) shall have been exercised, waived or released and/or Urigen shall have entered into an agreement, satisfactory in form and substance to Parent and its counsel, with each Person holding outstanding stock options, warrants, and other rights to purchase shares of the capital stock of Urigen (including convertible debt) or shall be exchangeable for shares of Parent Stock to be issued by Parent taking into account the Conversion Number. Additionally, all outstanding securities exchangeable for or convertible into capital stock of Urigen, including, without limitation, the Urigen Preferred Stock (with the exception of the Urigen Series B Preferred Stock) shall be exchanged and/or converted into Urigen Common Stock prior to the Merger. The Urigen Series B Preferred Stock shall automatically convert into shares of Parent Stock upon the Effective Time without any action by Urigen or any Urigen Stockholder.

I.           Section 16.1 of the Merger Agreement is hereby amended by adding the following paragraph containing the definition of Certificate of Designation to such Section:

“Certificate of Designation” shall mean the Certificate of Designation of Preferences, Rights, and Limitations of Series B Preferred Stock of Urigen filed with the Delaware Secretary of State on November 13, 2006.

J.          Section 16.1 of the Merger Agreement is hereby amended by deleting the paragraph containing the definition of Conversion Number in its entirety and replacing such paragraph with the following:

“Conversion Number” shall mean the number that equals to 2 times the quotient obtained when the number of the Fully Diluted Parent Shares issued and outstanding immediately prior to the Effective Time is divided by the number of shares of Fully Diluted Urigen Shares issued and outstanding, or deemed to have been issued and outstanding (by operation of the definition of the term “Fully Diluted Urigen Stock”) in the case of the Urigen Series B Preferred Stock, immediately prior to the Effective Time, subject to a cash payment in lieu of the issuance of fractional shares as provided in Section 2.9 hereof. By way of illustration, if the Fully Diluted Parent Shares outstanding immediately prior to the Effective Time were 1,000,000 and the total number shares of Fully Diluted Urigen Shares outstanding immediately prior to the Effective Time were 100,000, the Conversion Number would be 20 (1,000,000 ÷ 100,000 × 2), such that for each one share of Urigen Common Stock the holder thereof would receive 20 shares of Parent Stock.

K.         Section 16.1 of the Merger Agreement is hereby amended by deleting the paragraph containing the definition of Fully Diluted Urigen Stock in its entirety and replacing such paragraph with the following:

“Fully Diluted Urigen Stock” shall be determined as if (a) all shares of Urigen Preferred Stock as are, or are required to be, issued and outstanding have been converted into Urigen Common Stock at the applicable rate(s) of conversion and, for the purposes of this calculation, each share of Urigen Series B Preferred Stock shall be deemed to have been converted into shares of Urigen Common Stock as provided in Section 4(a)(ii) of the Certificate of Designation, whether or not this shall actually have occurred, (b) all warrants, stock options and other contractual rights (including without limitation any “anti-dilution” rights) to acquire or receive Urigen Common Stock have been exercised or otherwise fulfilled, and (c) all other securities convertible or exchangeable, whether directly or indirectly, into shares of Urigen Common Stock have been converted or exchanged, including without limitation convertible debt and any shares of Urigen Common Stock.

L.          Section 16.1 of the Merger Agreement is hereby amended by deleting the paragraph containing the definition of Urigen Preferred Stock in its entirety and replacing such paragraph with the following:

“Urigen Preferred Stock” shall mean the Urigen Series A Preferred Stock and Urigen Series B Preferred Stock collectively.

M.        Section 16.1 of the Merger Agreement is hereby amended by adding the following paragraph containing the definition of Urigen Series A Preferred Stock to such Section:

“Urigen Series A Preferred Stock” shall mean the preferred stock of Urigen, designated Series A, par value $0.00001 per share.

N.         Section 16.1 of the Merger Agreement is hereby amended by adding the following paragraph containing the definition of Urigen Series B Preferred Stock to such Section:

“Urigen Series B Preferred Stock” shall mean the preferred stock of Urigen, designated Series B, par value $0.00001 per share.

O.         Section 16.2 of the Merger Agreement is hereby amended by inserting the following references to such Section in alphabetical order:

Certificate of Designation	16.1
Urigen Series A Preferred Stock	16.1
Urigen Series B Preferred Stock	16.1

IV.        Miscellaneous Provisions

A.         Remaining Terms Unaffected.   Except for the amendments to the Merger Agreement set forth herein, all other provisions of the Merger Agreement shall remain in full force and effect and are incorporated herein as if fully set forth herein.

B.         Governing Law.   This Amendment shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof, except to the extent that Section 2709 of the Delaware Code would require or permit application of the laws of the State of Delaware.

C.         Counterparts and Facsimile Signature.   This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Amendment may be executed by facsimile signature.

[Signatures appear on the following page]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

VALENTIS, INC.
By	/s/ BENJAMIN F. MCGRAW, III
Benjamin F. McGraw, III
President
VALENTIS HOLDINGS, INC.
By:	/s/ BENJAMIN F. MCGRAW, III
Benjamin F. McGraw, III
President
URIGEN N.A., INC.
By:	/s/ MARTIN E. SHMAGIN
Martin E. Shmagin
Chief Financial Officer

Exhibit A: Parsons Promissory Note

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS (A) REGISTERED UNDER THE ACT OR (B) AN EXEMPTION FROM REGISTRATION UNDER THE ACT IS AVAILABLE.

UNSECURED PROMISSORY NOTE

Burlingame, CA	$200,000.00
November 17, 2006

FOR VALUE RECEIVED, the undersigned, Urigen N.A., Inc., a corporation organized under the laws of Delaware (“Maker”), for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, promises to pay to the order of C. LOWELL. PARSONS, an individual and resident of the State of Nevada (“Payee”), in lawful money of the United States of America, at the office of Payee in Burlingame, California, the principal sum of TWO HUNDRED THOUSAND AND NO/100 UNITED STATES DOLLARS (US$200,000.00), and to pay interest thereon at a rate per annum (computed on the basis of a 360-day year of twelve (12) 30-day months) at all times equal to 12% simple interest. The foregoing amount is due and payable by Maker on the earlier of (i) forty-five (45) days after consummation of the Merger (as defined in the Agreement and Plan of Merger, dated as of October 5, 2006, by and among Valentis, Inc., Valentis Holdings, Inc., and Urigen N.A., Inc., hereinafter, the “Merger Agreement”), or (ii) two (2) calendar years from the date hereof (in either case, the “Due Date”).

Subject to the approval of the broad of directors of Maker, Maker shall in connection herewith issue to Payee 1,000 shares of Series B Preferred Stock, par value $.00001 per share, of Maker.

Maker may, in its discretion, pay this Note in whole or in part at any time, without premium or penalty.

Payee may not sell, assign, transfer, pledge, give or otherwise dispose of all or any part of its respective rights or obligations under this Note.

All capitalized terms used herein and not specifically defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware (to the exclusion of the conflicts of laws provisions thereof), and is intended to take effect as an instrument under seal.

IN WITNESS WHEREOF, the undersigned has caused this promissory note to be duly executed as a scaled instrument as of November 17, 2006.

URIGEN N.A., INC.
By:	/s/ MARTIN SHMAGIN
Name:	Martin Shmagin
Title:	CFO

Exhibit B: Exchange Agreement

EXCHANGE AGREEMENT

This EXCHANGE AGREEMENT (this “Agreement”) is made as of this 16th day of November 2006, by and between URIGEN N.A., INC. (the “Company”) and JEFFREY BACHS, an individual resident in Vancouver, British Columbia (the “Holder”).

WHEREAS, pursuant to that certain letter agreement, dated August 29, 2006, by and between the Company and Holder (the “Letter Agreement”), the Company (then operating as “Urigen Holdings Inc.”, which had been its former name prior to its continuance and domestication out of British Columbia and into the State of Delaware) had agreed to issue to Holder an option to purchase 10,000 shares of its common shares at a price of CDN $10.00 per share (the “Option”);

WHEREAS, the Company has entered into the certain Agreement and Plan of Merger, dated as of October 5, 2006, by and among the Company. Valentis, Inc. and Valentis Holdings, Inc. (the “Merger Agreement”), pursuant to which all outstanding stock options, warrants, and other rights to purchase the stock of the Company are required to be exercised, waived or released prior to the consummation of the “Merger” (as such term is defined in the Merger Agreement); and

WHEREAS, the Company and Holder wish for the Company to be in compliance with its obligations under the Merger Agreement and thus the Company desires to issue to Holder 1,000 shares (the “Shares”) of the Series B Preferred Stock of the Company, par value $.00001 per share ( the “Series B Preferred Stock”), in exchange for and consideration of the termination of the Letter Agreement and any rights of the Holder to exercise the Option as may arise thereunder (the “Exchange”).

NOW THEREFORE, for and in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the company and Holder hereby agree as follows:

ARTICLE I
THE EXCHANGE

1.1        Exchange of Securities.   Holder hereby irrevocably agrees to terminate the Letter Agreement and any rights of the Holder to exercise the Option, as may arise thereunder, and, in consideration thereof, the Company hereby agrees to issue 1,000 shares of the Series B Preferred Stock (the “Shares”) to Holder, on the terms and conditions set forth in this Agreement.

1.2        Closing of Exchange.   The Exchange shall be consummated concurrently with the execution of this Agreement (the “Closing”)

1.3        Delivery of Certificates.   At the Closing, the Company shall deliver to the Holder certificate(s) representing the Shares.

1.4        Termination of Letter Agreement.   Upon execution of this Exchange Agreement, the Letter Agreement and all rights of the Holder arising under such Letter Agreement, including but not limited to the Holder’s right to the Options, shall terminate.

ARTICLE II
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

The Company represents and warrants to Holder that the following are true and correct as of the date of this Exchange Agreement and shall be true and correct as of the Closing:

2.1        Power; Due Execution; Enforceability.   The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware with the full corporate power and authority to execute, deliver and perform this Agreement and to carry out the transactions contemplated hereby. The Company has taken all necessary corporate and other actions to authorize the execution and delivery of this Agreement. This Agreement has been duly executed and delivered, and the Shares when delivered hereunder will have been duly authorized and issued by the Company, and duly and validly delivered by the Company. This Agreement is the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that the enforceability thereof may be limited by the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to or affecting creditors’ rights generally and to general equitable principles.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF HOLDER

Holder hereby represents and warrants to the Company that the following are true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date:

3.1        Nature of Holder; Power.   Holder is a resident of Vancouver, British Columbia with full legal capacity to manage his affairs. Holder is over the age of majority and has full power, legal right and authority to enter into, execute and deliver this Agreement and to carry out the transactions contemplated hereby.

3.2        Due Execution and Delivery; Enforceability.   This Agreement has been duly executed and delivered by Holder. This Agreement is the legal, valid and binding obligation of Holder, enforceable against Holder in accordance with its terms, except to the extent that the enforceability thereof may be limited by the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to or affecting creditors’ rights generally and to general equitable principles.

3.3        No Liens.   Holder is the sole owner of the Option, free and clear of any and all charges, liens and encumbrances whatsoever. Holder has not assigned or sought to assign the Letter Agreement or the rights represented thereby.

3.4        Restrictions on Transfer; Restrictive Legends.   Holder understands that the transfer of the Shares is restricted by applicable state and Federal securities laws, and that the certificates representing the Shares will be imprinted with legends restricting transfer except in compliance therewith, Holder acknowledges that the Shares must be held indefinitely unless subsequently registered under the Securities Act of 1933 (the “Securities Act”) or unless an exemption from such registration is available. Holder further acknowledges that Holder is aware of the provisions and limitations of Rule 144 promulgated under the Securities Act.

3.5        Consents.   No authorization of, by, or with, any governmental authority or any other person having a contractual or similar relationship with Holder, the Company or their property, on the part of Holder is or prior to the Closing will be, required in connection with the valid execution, delivery and performance of this Agreement the purchase of the Shares and the consummation of any other transaction contemplated hereby.

3.6        Litigation.   There is no litigation affecting this Agreement, the Letter Agreement, the Option or Holder pending or, to the knowledge of Holder, threatened in, by or before any governmental authority that purports to adversely affect the legality, validity or enforceability of any aspect of Holder’s obligations under this Agreement, or the consummation of any of the transactions contemplated hereby.

3.7        Disclosure.   Holder has been afforded the opportunity. (a) to ask such questions as Holder has deemed necessary of, and to receive answers from the Company concerning the terms and conditions of the Exchange and the merits and risks of investing in the Shares and the Company, and (b) to obtain such additional information as the Company possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information furnished to such Holder by the Company.

3.8        Investment Intent; Accredited Investor Status; Blue Sky.   Holder is acquiring and will acquire the Shares for investment for his own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof. Holder understands that the sale of the Shares has not been, and will not be registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of Holder’s investment intent and the accuracy of Holder’s representations as expressed herein.

ARTICLE IV
MISCELLANEOUS

4.1        Governing Law.   This Agreement shall be governed in all respects by the internal laws of the State of Delaware without regard to conflict of laws provisions that would cause the laws of any other jurisdiction to govern.

4.2        Successors and Assigns.   Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party or parties. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, permitted assigns, heirs, executors and administrators of the parties hereto.

4.3        Entire Agreement; Amendment.   This Agreement constitutes the full and entire understanding and agreement among the parties with regard to the subjects hereof, and no party shall be liable or bound to any other person in any manner by any warranties, representations or covenants except as specifically set forth herein. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

4.4        Counterparts.   This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which together shall constitute one instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by electronic mail in a PDF file shall be effective as delivery of a manually executed counterpart of this Agreement.

4.5        Severability.   If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision, which shall be replaced with an enforceable provision closest in intent and economic effect as the severed provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party.

[Remainder of Page Intentionally Left Blank]

The foregoing Agreement is hereby executed effective as of the date first above written.

“COMPANY”		“HOLDER”
URIGEN N.A., INC.		JEFFREY BACHA
By:	/s/ MARTIN SHMAGIN	/s/ JEFFREY BACHA
Name:	Martin Shmagin
(PLEASE PRINT)
Title:	CFO

Exhibit C: IRG Agreement

THE INVESTOR RELATIONS GROUP INC.

LETTER OF AGREEMENT
Date: September 20, 2006

Section 1.   Services to be Rendered.   The purpose of this letter is to set forth the terms and conditions on which The Investor Relations Group, Inc. (IRG) agrees to provide Urigen Holdings Inc. (the “Company”) invests relations and public relations services. These services may include, but are not limited to overall management of the corporate communications program; designing a corporate fact sheet that can readily be mass produce for distribution to brokers, analysts, and other industry personnel; securing one-on-one and group appointment with industry professionals for presentations by, for, and about Company management; targeted mailings assistance with compiling promotional materials; writing and editing news releases and other corporate materials, advice on packaging the Company story; writing pitch letters to and solicitation of the appropriate media and press; syndicated stories; and, daily update reports.

Section 2.   Fees.   The Company shall pay to IRG for its services hereunder including investor relations and public relations services a maintenance fee of ten thousand shares per month for a renewable term of 6 month beginning October 1, 2006. The shares shall be issued in the name of Dian Griesel.

Fees are payable on or before the 1st day after the beginning of each month which occurs during the Engagement Period. Unless other arrangements have been made and agreed upon in writing, lack of payment for services rendered by the 5th of the month will be considered default of this agreement, and IRG shall be entitled to cease all services on behalf of the Company until such time as payment in full of amounts due is made.

Section 3.   Expenses.   In addition to all other fees payable to IRG hereunder, the Company hereby agrees to reimburse IRG for all reasonable out-of-pocket expenses incurred in connection with the performance of services hereunder. These out-of-pocket expenses shall include, but are not limited to telephone, photocopying, postage, messenger service, clipping service, maintaining mailing lists, information retrieval service, wire services, monitoring advisory service, all production costs for press releases including paper, envelopes, folding, insertion and delivery to the post office, all reasonable travel expenses, and all reasonable meeting expenses including rental of audio/visual equipment. No individual expenses over $500 will be expanded without first notifying the Company. The Company agrees to remit upon the signing of this agreement a check for $2,500 to be placed on deposit with IRG and credited to the Company against expenses incurred, on a permanent basis, throughout the program. From time to time, the Company will replenish the expense account as necessary to maintain a balance $2,500. The balance of said deposit is fully refundable should the program terminate. A running invoice will be maintained of all expenses incurred and will be submitted to the Company each month.

Section 4.   Indemnification.   The Company and IRG agree to defend, indemnify and hold each other, their affiliates, stockholders, directors officers, agents, employees, successors and assigns (each an “Indemnified Person”) harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgements, suits, costs, expenses and disbursements of any kind whatsoever (including, without limitation, reasonable attorneys’ fees) arising solely from the Company’s or IRG’s breach of their obligations, warranties and representations under this Agreement. It is further agreed that the foregoing indemnity shall be in addition to any rights that either party may have at common law or otherwise, including, but not limited to, any right to contribution.

Section 5.   Term of Agreement and Guarantee of Satisfaction.   (a) The engagement of IRG under the provisions of this agreement shall continue until notice of termination is received. (b) The Company may terminate IRGs engagement hereunder, with or without cause, immediately at any time during this agreement. Any fees accrued to IRG prior to cancellation will be payable immediately. (c) IRG may terminate its engagement hereunder, with or without cause, at any time during this agreement. The obligations of the Company under Sections 4 and 6 shall survive termination or breach of this agreement, with or without cause, by either party.

Section 6.   Solicitation of Employees.   For a period commencing two years after the termination of this Agreement, the Company shall not, directly or indirectly: (i) influence or attempt to influence any employee of IRG to leave its employ; (ii) agree to aid any competitor or customer of IRG in any attempt to hire any person who was employed by IRG within the two year period preceding termination of this Agreement; or (iii) solicit or induce any person who was employed by IRG within the two year period preceding the termination of this Agreement to become employed by the Company. The Company acknowledges that the restrictions in this section are reasonable and necessary for the protection of IRG’s business.

Section 7.   Severability.   In case any provision of this letter agreement shall be invalid, illegal, or unenforceable, the validity, legality and enforceability of the remaining provisions shall not be affected or impaired thereby.

Section 8.   Consent to Jurisdiction.   This Agreement shall be governed and construed in accordance with the laws of the State of New York, and the parties hereby consent to the exclusive jurisdiction of the State and Federal Courts, located within the City, County and State of New York to resolve any disputes arising under this Agreement.

Section 9.   Other Services.   If the Company desires additional services not included in this agreement, any such additional services shall be covered by a separate agreement between the parties hereto.

Please evidence your acceptance of the provisions of this letter by signing the copy of this letter enclosed herewith and returning it to The Investor Relations Group Inc., 11 Stone Street, 3rd Floor, New York, NY 10004. Attention: Dian Griesel, Ph.D., Chairman & CEO.

Very truly yours,
/s/ DIAN GRIESEL
Dian Griesel
Founder & Chairman
The Investor Relations Group, Inc.
ACCEPTED AND AGREED AS OF THE DATE FIRST ABOVE WRITTEN:
Urigen Holdings Inc.
/s/ MARTIN SHMAGIN
Martin Shmagin

Exhibit D: Stock in Lieu of Payroll Payments

	Shares of Series B Preferred Stock Issued Per Month
Name	October	November	December	January	February	March	April	May	Total
Martin E. Shmagin	5,904	9,533	9,533	9,533	9,543	9,954	10,553	10,553	75,106
William J. Garner	5,743	9,457	9,457	9,457	9,513	10,466	10,590	10,590	75,273
Amie E. Franklin	3,181	3,181	3,181	3,181	3,181	3,181	3,181	3,181	25,448
Terry Nida	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	80,000
Total	24,828	32,171	32,171	32,171	32,237	33,601	34,324	34,324	255,827

Exhibit E: Existing Equity Investors

Shareholder	Number of Shares	Consideration Paid	Date of Issuance
Jane A. White	20,000	$50,000	11/17/2006
Joel H. Owens	20,000	$50,000	11/17/2006
Tri Murr, LLC	20,000	$50,000	11/17/2006
Port Royal Investment LLC	20,000	$50,000	11/17/2006
James R. and Paula Massey	20,000	$50,000	11/17/2006
Robert Perrey	20,000	$50,000	10/19/2006
Gregg Palmer	10,000	$25,000	10/19/2006
Joan Zacher	10,000	$25,000	10/19/2006
Alan Sherman	6,000	$15,000	10/19/2006

Exhibit F: Consulting Agreement

CONSULTING AGREEMENT

URIGEN N.A., INC., a Delaware corporation with offices located at 875 Mahler Road, Suite 235, Burlingame, CA 94010 (the “Company”) and DENNIS GIESING, an individual domiciled at 4421 SW Gull Point Drive, Lee’s Summitt, MO 64082 (“Consultant”) enter into this Consulting Agreement (the “Agreement”) as of December 11, 2006 (the “Effective Date”).

The Company and Consultant, intending to be legally bound, hereby agree as follows:

Section 1.   SERVICES.   Consultant agrees to perform such services as the “Director of Product Development” for one full day per calendar week during the term of this Agreement as may be requested by the Company relating to the design, structuring, monitoring, and conduct of certain clinical trials by the Company. Consulting shall report to (i) the Chief Executive Officer of the Company, and (ii) the Chief Financial Officer of the Company, and/or (iii) one or more of their designees. The Company acknowledges that Consultant is a resident of the State of Missouri and will perform his services from his home unless his presence elsewhere is requested by the Company upon reasonable notice or is otherwise necessary.

The Company shall have sole discretion to determine the need for such services. Consultant shall not perform services without receiving prior approval from the Company.

Section 2.   COMPENSATION.   During the term hereof, the Company shall compensate Consultant as follows:

(a)        A fee of $4,000 per month (pro rated for any partial month) payable as set forth in clause (c), below, and issuance of 19,200 shares (the “Compensation Shares”) of the Series B Preferred Stock, par value $0.00001 per share, of the Company to Consultant on or before January 31, 2007, subject to the repurchase right of the Company as to unvested shares provided for in the Stock Restriction Agreement by and between the Consultant and the Company of even date herewith, a copy of which is appended hereto as Exhibit B.

(b)        Reimbursement of reasonable and necessary expenses incurred by Consultant, approved by the Company, and directly related to Consultant’s performance of Consultant’s duties hereunder including Consultant’s reasonable travel, lodging and meals in connection with Consultant’s travel to the Company’s headquarters and any other trips reasonably requested by the Company. Reimbursement requests for such expenses shall be submitted in accordance with the Company’s standard expense reimbursement policies and procedures.

(c)        Payment by Company of fees and expenses shall be made following receipt by the Company of Consultant’s monthly invoice for the monthly fee setting forth a description of all approved expenses incurred and paid by Consultant. Consultant’s invoice shall be supported by appropriate receipts for expenses. Payment of such fees and expenses shall be due in accordance with the Company’s policies and procedures in effect, from time to time, with respect to payments of compensation and reimbursement of expenses to employees of the Company.

Section 3.   DURATION AND TERMINATION.   This Agreement shall become effective as of the Effective Date, shall have an initial term of one year (1), and shall automatically renew on each anniversary of the Effective Date of this Agreement unless either party gives notice of its intention not to renew this Agreement at least thirty (30) days prior to the expiration of the initial term or any renewal term. In addition, the Company may terminate this Agreement at any time for “Cause” in the event Consultant has breached any obligation hereof and such breach is not cured with in thirty (30) days of Consultant’s receipt of notice thereof. The Company shall be obligated to continue to pay Consultant’s fees and to reimburse Consultant’s expenses for all periods up to the date of any termination. In the event the Company terminates this Agreement without “Cause” (other than due to Consultant’s death or disability) than

Consultant shall be entitled to the remaining compensation payable during the term of this Agreement payable as provided in Section 2(a).

The obligations of Consultant under Sections 4, 5, 14, 15, 16, 17, and 18 below shall survive any expiration or termination of this Agreement. Upon termination, Consultant shall return to the Company all written information, drawings, models and other materials or files supplied to Consultant or created by Consultant at the expense of the Company.

Section 4.   INVENTIONS AND COPYRIGHTABLE WORKS.

(a)        Consultant agrees promptly to communicate and disclose to the Company, or to its nominees, all documentation and other copyrightable works (hereinafter called “Work”) and all discoveries, improvements and inventions (hereinafter called “Inventions”) authored, conceived, reduced to practice or made by Consultant, whether solely or jointly with others, during the term of this Agreement (i) along the lines of the Company’s products or applicable thereto or useful therewith, or (ii) relating to the Company’s inventions (whether or note patented or patentable) useful in connection therewith, or (iii) relating in the Company’s business at the time of the Invention, or (iv) resulting from or related to any work that Consultant may do on behalf of the Company or at its request. All such Inventions and Works that Consultant is obligated to disclose shall be and remain entirely the property of the Company or its nominees, successors or assigns. Consultant agrees to assign and hereby assigns to the Company any rights it may have in such Works and Inventions.

(b)        Consultant will assist the Company and its nominees, successors or assigns, upon request during and following the term of this Agreement, at the expense of the Company, to obtain and maintain for its own benefit, patents, trademarks and copyright registrations for any such Inventions and/or Works in any and all countries. Such assistance shall include, but not be limited to, the execution and delivery of specific assignments of any such Invention or Work and all domestic and foreign patent rights and copyrights therein, and all other papers and documents which relate to the securing and maintenance of such rights, and the performance of all other lawful acts, as may be deemed necessary or advisable to the Company or its nominees, successors or assigns.

Section 5.   ADDITIONAL REPRESENTATIONS AND WARRANTIES.   Consultant represents and warrants that Consultant has the right to perform the services required herein without violation of obligations to others, and that Consultant has the right to disclose to the Company all information transmitted to the Company in the performance of services under this Agreement. Consultant agrees that any information submitted to the Company, whether patentable or not, may be utilized fully and freely by the Company.

Section 6.   INDEPENDENT CONTRACTOR.   The status of Consultant shall be that of an independent contractor and not of an agent or employee of the Company and, as such, Consultant shall not have the right or power to enter into any contracts or commitments on behalf of the Company.

Section 7.   DEALINGS WITH THIRD PARTIES.   Consultant shall not at any time in Consultant’s dealings with third parties represent that Consultant is, or permit such third parties to deal with Consultant on the assumption that Consultant is, an authorized agent, or an officer, director or employee of the Company, unless the Company expressly authorizes in writing such representation as an authorized agent.

Section 8.   ASSIGNMENT.   The rights of Consultant under this Agreement are personal to Consultant and may not be assigned or transferred without the prior written consent of the Company.

Section 9.   NOTICES.   Any notices required or contemplated hereunder or in connection herewith shall be deemed sufficiently given on the date of mailing, if sent by certified mail, with sufficient portage prepaid, and if addressed to Consultant at the following address:

Dennis Giesing
4421 SW Gull Point Drive
Lee’s Summitt, MO 64082

and if addressed to the Company at:

Urigen N.A., Inc.
875 Mahler Road, Suite 235
Burlingame, CA 94010
Attention: President

Section 10.   APPLICABLE LAW.

This Agreement shall be construed and enforced in accordance with the laws of the State of California.

Section 11.   RESTRICTIVE COVENANTS.

(a)        Confidentiality.   Consultant acknowledges that the Company is engaged in the Business as more fully defined and set forth on Exhibit A. Consultant further acknowledges that in order to conduct its business, the Company owns and uses Confidential Information (as hereinafter defined) as well as trade secrets. Consultant agrees that, both during and after termination of this Agreement for any reason, Consultant will hold in a fiduciary capacity for the benefit of the Company, and shall not, without the prior written consent of the Company, directly or indirectly use (for his own benefit or for the benefit of any other person or entity) or disclose, except as authorized by the Company in connection with the performance of Consultant’s duties, any Confidential Information, as defined hereinafter, that Consultant may have or acquire (whether or not developed or compiled by Consultant and whether or not Consultant has been authorized to have access to such Confidential Information) during the term of, or in connection with, his engagement under this Agreement.

(b)        With respect to Confidential Information, during the term of this Agreement and for two years thereafter (but indefinitely, in the case of the Company’s trade secrets in Consultant’s possession), Consultant also shall:

(i)         use the Confidential Information only as necessary for the purpose of performing the services described in this Agreement;

(ii)       hold the Confidential Information in confidence and protect it in accordance with not less than the same degree of care with which Consultant protects Consultant’s own Confidential Information of like importance which he does not wish to disclose, but in no event with less than reasonable care;

(iii)      refrain from making a copy or duplicate of the Confidential Information, or from allowing anyone else to copy or otherwise duplicate any of the Confidential Information then under his control;

(iv)       promptly notify the Company in the event that Consultant receives notice that any third party seeks to legally compel Consultant in a judicial, administrative or governmental proceeding to disclose any of the Confidential Information, so that the Company may elect whether, at its expense, to seek a protective order or other appropriate remedy;

(v)        refrain from performing any testing or analysis upon the Company’s Confidential Information for the purpose of gaining a competitive advantage, or conferring a competitive advantage upon a competitor of the Company; and

(vi)       obtain the prior written consent of a senior corporate officer of the Company to any use or disclosure of any Confidential Information that is at variance with the terms of this Section 11.

(c)        Consultant shall not disclose or permit access to or use the Confidential Information by his employees, or to his subcontractors, consultants, counsel or agents, without the prior written consent of the Company.

(d)        The obligations of this Section 11 shall become effective on the date of first disclosure of Confidential Information.

(e)        Consultant expressly acknowledges and agrees that the terms of this Agreement, including but not limited to this Section 11, are reasonable and necessary for the protection of the legitimate business interests of the Company. Consultant further acknowledges that a violation of a provision of this Agreement would cause serious, immediate and irreparable harm to the Company, and therefore agrees that the Company shall be entitled to injunctive relief without the necessity of proving such harm. However, in the event that this Agreement or any part hereof is found to be unenforceable by a court of law, then the parties agree that such unenforceable portion shall be severed and the remainder of this Agreement shall be enforced in accordance with its terms, to the fullest extent of the law.

(f)         The term “Confidential Information” as used in this Agreement shall mean and include any information, data and know-how relating to the business of the Company that is disclosed to Consultant by the Company or known by him as a result of his relationship with the Company and which is not generally within the public domain (whether constituting a trade secret or not), including without limitation, the following information:

(i)         financial information, such as Company’s earnings, assets, debts, prices, fee structures, volumes of purchases or sales or other financial data, whether relating to Company generally, or to particular products, services, geographic areas, or time periods;

(ii)       supply and service information, such as information concerning the goods and services utilized or purchased by the Company, the names or addresses of suppliers, terms of supply or service contracts, or of particular transactions, or related information about potential suppliers, to the extent that such information is not generally known to the public, and to the extent that the combination of suppliers or use of a particular supplier, though generally known or available, yields advantages to Company, the details of which are not generally known;

(iii)      marketing information, such as details about ongoing or proposed marketing programs or agreements by or on behalf of Company, marketing forecasts or results of marketing efforts or information about impending transactions (including, without limitation, business plans, marketing strategies, advertising plans, game launch schedules, cost estimates, surveys, studies, research results, ticket designs, working papers, computer programs, technical drawings, reports, charts, graphs, and business, technical, and product development plans and strategies);

(iv)       personnel information, such as employees’ personal or medical histories, compensation or other terms of employment, actual or proposed promotions, hirings, resignations, disciplinary actions, terminations or reasons therefore, training methods, performance, or other employee information;

(v)        customer information, such as any compilation of past, existing or prospective customers, customer proposals or agreements between customers and the Company, status of customer accounts or credit, or related information about actual or prospective customers; and

(vi)       information provided to the Company by a third party under an obligation of confidentiality.

The term “Confidential Information” does not include information that has become generally available to the public by the act of one who has the right to disclose such information without violating any right of the Company or the customer to which such information pertains; or information already known to Consultant at the time of such disclosure to him and under circumstances where Consultant had no other duty of confidentiality to the Company or third parties with respect to the disclosed information, if such pre-existing knowledge is documented by a written, dated record in Consultant’s possession before the date of the disclosure of Confidential Information to Consultant; or subsequently received by Consultant in good faith from a third party having the prior right to make such disclosure and authorize its public disclosure.

(g)        The covenants contained in this Section 11 shall survive the termination of this Agreement for any reason for a period of two (2) years; provided, that with respect to those items of Confidential Information which constitute a trade secret under applicable law, the Consultant’s obligations of confidentiality and non-disclosure as set forth in this Section 11 shall continue to survive after said two (2) year period to the greatest extent permitted by applicable law. These rights of the Company are in addition to those rights the Company has under the common law or applicable statutes for the protection of trade secrets.

(h)        Non-Solicitation; Employees or Sales Representatives.   During the term of this Agreement and for two (2) calendar years immediately following cessation of Consultant’s employment with the Company for any reason, Consultant will not solicit or in any manner encourage employees of the Company to leave the employ of the Company. The foregoing prohibition applies only to employees with whom Consultant had Material Contact pursuant to Consultant’s duties during the twelve (12) month period immediately preceding cessation of Consultant’s employment with the Company. “Material Contact” under this subsection means interaction between the Consultant and another employee of the Company with whom Consultant actually dealt.

(i)         Non-Solicitation; Customers.   During the term of this Agreement and for two (2) years immediately following termination of this Agreement, for any reason, Consultant shall not, on Consultant’s own behalf or on behalf of any person, firm, partnership, association, corporation or business organization, entity or enterprise (except the Company), solicit any customer of the Company, or any representative of any customer of the Company with a view to selling or providing any product, equipment or service competitive with any product, equipment or service sold or provided by the Company in the Company’s Business during the twelve (12) month period immediately preceding termination of this Agreement; provided that the restrictions set forth in this section shall apply only to customers of the Company, or representatives of customers of the Company with whom Consultant had Material Contact during such twelve (12) month period. “Material Contact” under this subsection exists between Consultant and each of the Company’s existing customers: (i) with whom Consultant actually dealt for a business purpose while engaged by the Company or to further a business relationship between the customer and the Company; (ii) whose dealings with the Company were handled, coordinated or supervised by Consultant; or (iii) about whom Consultant obtains or has obtained Confidential Information in the ordinary course of business as a result of Consultant’s association with the Company; or (iv) as to any customer which receives or has received products or services from the Company, the sale or provision of which results, or has resulted, in earnings or income being included in the calculation of any performance based compensation of Consultant.

(j)         Non-Compete.   Consultant shall comply with the non-compete covenant set forth in Exhibit A hereto.

(k)        Survival; Tolling of Period of Restraint.   Notwithstanding the termination of this Agreement, Consultant hereby expressly agrees that (i) the provisions contained in this Section 11 shall survive for the periods necessary to give effect to the provisions thereof, and (ii) any purported violation of the restraints set forth in this Section 11 shall automatically toll and suspend the period of the restraint and extend the term of this Agreement for the amount of time from the date Consultant or Company commences litigation with respect to the enforceability of such provisions and/or such purported violation until a final, non-applicable decision is rendered or the parties otherwise resolve the purported violation; provided that the applicable period of restraint shall not be extended unless there shall have been a violation of the restraints set forth in the applicable section at issue during such period of time.

(l)         Acknowledgements.   Consultant hereby acknowledges and agrees that the restrictions contained in Section 11 are fair and reasonable and necessary for the protection of legitimate business interests of the Company. Consultant acknowledges that in the event the Consultant’s engagement with the Company terminates for any reason, the Consultant will be able to earn a livelihood without violating the restrictions contained in Section 11 and that the Consultant’s ability to earn a livelihood without violating such restrictions is a material condition to the Consultant’s engagement and continued engagement with the Company.

Section 12.   NON-DISPARAGEMENT.

Consultant covenants and agrees that during the course of Consultant’s engagement by the Company or at any time thereafter during which Consultant is receiving payments of any kind from the Company, Consultant shall not, directly or indirectly, in public or private, deprecate, impugn, disparage, or make any remarks that would tend to or be construed to tend to defame the Company or any of its employees, members of its board of directors or agents, nor shall Consultant assist any other person or entity in so doing. The provisions of this Section shall not constitute grounds for termination for “Cause” except in the case either of Consultant’s willful violation of the provisions of this Section or Consultant’s repeated violation of the provisions of this Section after notice by the Company to the Consultant that his conduct violates the provisions of this Section.

Section 13.   CONFLICT OF INTEREST.

Consultant may not use his position, influence, knowledge of confidential information or the Company assets for personal gain. A direct or indirect financial interest, including joint ventures in or with a supplier, vendor, customer or prospective customer without disclosure and written approval from the Board is strictly prohibited and constitutes Cause for termination of this Agreement.

Section 14.   ENFORCEMENT OF COVENANTS.

(a)        Termination of Employment and Forfeiture of Compensation.   Consultant agrees that in the event that the Company determines that Consultant has breathed any of the covenants set forth in Section 11 above during the term of this Agreement, the Company shall have the right to terminate this Agreement for “Cause”.

(b)        Injunctive Relief.   Consultant understands, acknowledges and agrees that in the event of a breach or threatened breach of any of the covenants and promises contained in this Agreement, the Company will suffer irreparable injury for which there is no adequate remedy at law and the Company will therefore be entitled to obtain, without bond, injunctive relief enjoining said breach or threatened breach. Consultant further acknowledges, however, that the Company shall have the right to seek a remedy at law as well as or in lieu of equitable relief in the event of any such breach.

(c)        Consultant’s Obligations Upon Termination.   Upon the termination of this Agreement hereunder for whatever reason, Consultant shall not at any time thereafter represent himself to be connected or to have any connection with the Company or its related entities.

Section 15.   RIGHT TO ARBITRATION.

All claims, disputes or controversies arising out of or relating to this Agreement, or the breach thereof (including, without limitation, any claim that any provision of this Agreement or any obligation of Consultant is illegal or otherwise unenforceable or voidable under law, ordinance or ruling or that Consultant’s engagement by the Company was illegally terminated) shall be settled exclusively by final and binding arbitration before a neutral arbitrator through arbitration administrated by the American Arbitration Association under its National Rules for the Resolution of Employment Disputes, and judgment upon the award rendered by the arbitrator may be entered by any court having competent jurisdiction thereof, with costs of the arbitration proceeding and the arbitrator’s fees to borne by the Company. By way of example only, such claims include claims under federal, state, and local statutory or common law, such as the Age Discrimination in Employment Act, Title VII of the Civil Rights Act of 1964, as amended, including the amendments of the Civil Rights Act of 1991, the Americans with Disabilities Act, and contract and tort laws. The Company and Consultant each consents and submits to the personal jurisdiction and venue of the trial courts of San Francisco, California, and also to the personal jurisdiction and venue of the United States District Court resident in San Francisco, CA for purposes of enforcing this provision. All awards of the arbitration shall be binding and non-appealable except as otherwise provided in the United States Arbitration Act. Judgment upon the award of the arbitrator may be entered in any court having jurisdiction thereof. The arbitrator shall have the authority to order and award, among other things, specific performance of any obligation created under this Agreement, the issuance of an injunction or other provisional relief, or the imposition of sanctions for abuse or frustration of the arbitration process. The parties shall be entitled to engage in reasonable discovery, including a request for the production of relevant documents. Depositions may be ordered by the arbitrator upon a showing of need. The foregoing provisions shall not preclude the Company from bringing an action in any court of competent jurisdiction for injunctive or other provisional relief as the Company may determine is necessary or appropriate. [This Section to be initialed below by Consultant and on behalf of the Company]

	[ILLEGIBLE]	1/5/07
Consultant	Company	Date

Section 16.   ENTIRE AGREEMENT.   This Agreement shall constitute the entire Agreement between the parties with regard to the subject matter hereof.

[ Remainder of Page Intentionally left Blank ]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the day and year first above written.

CONSULTANT:		THE COMPANY:
DENNIS GIESING		URIGEN N.A., INC.
/s/ DENNIS GIESING	By:	/s/ WILLIAM J. GARNER
	Name:	William J. Garner
	Title:	CEO

EXHIBIT “A”

(a)          Non-Competition.

(i)         During the term of this Agreement, and for a period equal to the longer of any period during which Consultant shall continue to receive compensation or other remuneration from the Company, or two (2) years after termination of this Agreement for any reason, Consultant agrees not to engage in any Competitive Activity within the Non-Compete Territory.

(ii)       Consultant acknowledges and agrees, based upon the nature of the Company’s business and its current activities, that the Non-Compete Territory as of the date of this Agreement currently is the entire United States.

(b)          Additional Definitions.

For purposes of the Agreement and this Exhibit A, the Agreement shall have the following additional definitions:

(i)         “Competitive Activity” means any activity in which the Consultant directly or indirectly owns, manages, operates, controls, is employed by in a sales, Consultant, managerial, business development or business technology capacity (whether as an employee or independent contractor) or participates in the ownership, management, operation or control of, any business (a “Competitor”) that is engaged, either directly or indirectly, in the provision of services or products which are part of the Business.

(ii)       “Business” means the development and commercialization of therapeutic products for urological disorders, including without limitation U101 (targeting chronic pelvic pain), U102 (targeting symptoms of CPP secondary to pelvic irradiation), U103 (targeting dyspareunia), U301 (targeting acute urethral discomfort), and W302 (targeting urethritis), and further including, without limitation, the design, implementation and conduct of clinical trials relating to such compounds.

(iii)      “Person” means an individual, corporation, partnership, association, tribe, trust, business trust, limited liability company, joint venture, joint stock company, pool, syndicate, sole proprietorship, unincorporated authority, governmental entity or other form of entity or group.

EXHIBIT “B”

Stock Restriction Agreement

Exhibit G: Stock Restriction Agreement

URIGEN N.A., INC.

STOCK RESTRICTION AGREEMENT

This STOCK RESTRICTION AGREEMENT (this “Agreement”) is made as of the 11th day of December, 2006 (the “Effective Date”), by and between URIGEN N.A., INC., a Delaware corporation (the “Company”) and in its capacity as escrow holder hereunder (the “Escrow Holder”), and DENNIS GIESING (the “Stockholder”).

WHEREAS, the Stockholder is a consultant to the Company pursuant to the terms of a Consulting Agreement by and between the Stockholder and the Company of even date herewith (the “Consulting Agreement”);

WHEREAS, the Stockholder is the owner of 19,200 shares (the “Original Shares”) of the Company’s Series B Preferred Stock, per value $0.00001 per share (the “Preferred Stock”); and

WHEREAS, the Company and the Stockholder have agreed that the Preferred Stock held by the Stockholder shall be subject to vesting as provided herein in consideration of the agreement by the Company to enter into a Consulting Agreement and to issue such shares of Preferred Stock to the Stockholder.

NOW, THEREFORE, in consideration of the promises and mutual covenants herein set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby mutually covenant and agree as follows:

1.          Definitions.   For purposes of this Agreement, the following terms shall have the meanings provided therefor below in this Section 1 or elsewhere in this Agreement as referred to below in this Section 1:

“Agreement” shall have the meaning ascribed to such term in the preamble hereof.

“Cause” shall have the meaning ascribed to such term in the Consulting Agreement.

“Closing” shall have the meaning ascribed to such term in Section 3 below.

“Company” shall have the meaning ascribed to such term in the preamble hereof.

“Consulting Agreement” shall have the meaning ascribed to such term in the preamble hereof.

“Effective Date” shall have the meaning ascribed to such term in the preamble hereof.

“Escrow Holder” shall have the meaning ascribed to such term in the preamble hereof.

“Notice” shall have the meaning ascribed to such term in Section 3 hereof.

“Original Shares” shall have the meaning ascribed to such term in the preamble hereof.

“Preferred Stock” shall have the meaning ascribed to such term in the preamble hereof.

“Sale of the Company” shall mean a single transaction of a series of related transactions in which the Company and its business is sold, whether by merger, consolidation, sale of all or substantially all of the assets of the Company, sale of all of the issued and outstanding shares of capital stock of the Company, or otherwise.

“Shares” shall mean, collectively, (a) the Original Shares, and (b) all shares of any class or series of capital stock of the Company or any other issuer, or any other securities of the Company or any other issuer, that are issued in exchange for, upon exercise or conversion of, or in respect of, the

Original Shares or any of the securities referred to in this clause (b) (in each case, whether by way of stock split, stock dividend, combination, reclassification, reorganization, or any other means).

“Stockholder” shall have the meaning ascribed to such term in the preamble hereof.

“Unvested Shares” shall mean, at the relevant time of reference thereto, those Shares that have not vested on or prior to such time pursuant to Section 2 hereof.

“Vested Shares” shall mean, at the relevant time of reference therein, those Shares that have vested on or prior to such time pursuant to Section 2 hereof.

2.          Vesting of Shares.

(a)        Vesting Schedule.   Subject to all of the provisions of this Section 2, the Shares shall vest in twelve (12) monthly installments that are as nearly equal as possible on the last calendar day of each month beginning with January 31, 2007.

(b)        Acceleration of Vesting.   Notwithstanding anything expressed or implied in Section 2(a), above, to the contrary, the vesting of Shares shall be accelerated as follows:

In the event of a Sale of the Company, the vesting of all of the Unvested Shares that are outstanding immediately prior to such Sale of the Company shall be accelerated so that such Unvested Shares shall become fully vested, and shall be considered Vested Shares hereunder, immediately prior to, but subject to, the consummation of such Sale of the Company.

(c)        No Further Vesting Following Termination.   Except if and to the extent otherwise expressly provided in Section 2(b) or Section 3, upon termination of the Stockholder’s consulting relationship with the Company for any reason or for no reason, regardless of whether such termination is effected by the Company, by the Stockholder (whether voluntarily or involuntarily and with or without Cause), or upon the Stockholder’s death, none of the Unvested Shares owned of record or beneficially by the Stockholder on the date of termination shall thereafter vest.

(d)        Determination of Vested Shares.   It is understood and agreed that, for purposes of determining the number of Shares that have become vested as of any date pursuant to the provisions of this Agreement, all of the Shares owned of record or beneficially by the Stockholder on such date shall be deemed to have been acquired by the Stockholder on the date hereof, notwithstanding that any of such Shares may have been acquired by the Stockholder at any time or from time to time after the date of this Agreement.

(e)        Delivery of Vested Shares.   Vested Shares shall, at the request of the Stockholder, be released from the escrow provided for in Section 4 hereof and shall be delivered to the Stockholder. Vested Shares shall continue to be subject to applicable restrictions set forth in any other agreements to which the Stockholder is a party.

(f)         Escrow of Unvested Shares.   All Unvested Shares shall be held in escrow pursuant to Section 4 below.

3.          Repurchase Right.   If the Stockholder terminates his or her consulting relationship with the Company, or if the Stockholder’s consulting relationship is terminated by the Company, for any reason or for no reason (whether voluntarily or involuntarily), or in the event of the Stockholder’s death, the Company shall have the right, but not the obligation, to repurchase all or any number of the then Unvested Shares (after giving effect to the acceleration of vesting provisions of Section 2(b), if and to the extent applicable) subject to and in accordance with the terms of this Section 3. The Company may exercise such repurchase right by delivering to the Stockholder, within twelve (12) calendar months following the date of termination, a notice (the “Notice”) of its intention to exercise its repurchase right under this Section 3, specifying the number of Unvested Shares that the Company desires to repurchase, whereupons subject to the provisions of this Section 3, the Company shall become legally obligated to repurchase from the Stockholder, and the Stockholder shall become legally obligated to sell to the Company, at the Closing (as such term is defined below), the number of Unvested Shares referred to in the Notice, and the Company shall not be required after such delivery to treat the Stockholder as owner of such number of Unvested Shares to, accord the right to vote to the Stockholder with respect thereto or to pay dividends thereon. The purchase price per share for all of the Unvested Shares repurchased by the Company pursuant to this Section 3 shall be equal to $2.50 (subject to adjustment pursuant to Section 6 hereof), and shall be payable, at the election of the Company, in cash or through the cancellation of any outstanding indebtedness. The closing (the “Closing”) of the repurchase by the Company of all or any number of Unvested Shares pursuant to this Section 3 shall take place at the offices of the Company at such time and on such date as the Company shall specify in the Notice. At the Closing, the Stockholder shall deliver to the Company a certificate or certificates evidencing the number of Unvested Shares to be repurchased, duly endorsed for transfer or accompanied by duly executed stock powers, against payment by the Company of the purchase price therefor in accordance with the terms of this Section 3. If the Company has a right to, repurchase any Unvested Shares pursuant to this Section 3 and elects not to, or fails to, repurchase all or a portion of such Unvested Shares in accordance with the provisions of this Section 3, all of the Unvested Shares not so repurchased shall, thereafter, be treated as vested Shares for all purposes of this Agreement.

4.          Escrow of Unvested Shares.

(a)        Escrow Holder.   Each stock certificate representing Unvested Shares shall be held in escrow by the Escrow Holder, together with a stock assignment executed in blank by the Stockholder with respect to the Unvested Shares represented by such stock certificate. Each stock certificate representing Unvested Shares shall be held in escrow pursuant to this Section 4 until all of such Unvested Shares become fully vested pursuant to, and in accordance with, the provisions of Section 2 hereof or until all of such Unvested Shares are repurchased by the Company pursuant to, and in accordance with, the provisions of Section 3 hereof, whichever occurs earlier.

(b)        Rights of Stockholder with respect to Unvested Shares held in Escrow.   Subject to the terms hereof and the terms of any other agreements to which the Stockholder is a party, the Stockholder shall have all the rights of a stockholder with respect to the Unvested Shares while they are held in escrow, including without limitation, the right to vote such Unvested Shares and receive any cash dividends declared thereon. If there is (i) any stock dividend, stock split or other change in the Unvested Shares, or (ii) any merger or sale of all or substantially all of the assets or other acquisition of the Company, any and all new, substituted or additional securities to which the Stockholder is entitled by reason of his or her ownership of the Unvested Shares shall be immediately subject to this escrow, deposited with the Escrow Holder and included thereafter as “Unvested Shares” for purposes of this Agreement.

(c)        Obligations and Liabilities of the Escrow Holder.   The Escrow Holder shall be obligated only for the performance of such duties as are specifically set forth herein and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed by him or her to be genuine and to have been signed or presented by the proper party or parties. The Escrow Holder shall not be personally liable for any act he may do or refrain from doing hereunder as Escrow Holder or as attorney-in-fact for the Stockholder, provided that the Escrow Holder acts or refrains from acting in good faith and in the exercise of his or her own good judgment, and any act that he does or refrains from doing pursuant to the advice of his or her own attorneys, who may be counsel to the Company, shall be conclusive evidence of such good faith.

(d)        Duties of the Escrow Holder.

(i)         In the event of any repurchase of Unvested Shares pursuant to, and in accordance with, the provisions of Section 3 hereof, the Escrow Holder shall take all steps necessary to consummate such repurchase, including, but not limited to, presentment of stock certificate representing the Unvested Shares subject to such repurchase, together with stock powers executed by or in the name of the Stockholder appropriately completed by the Escrow Holder, to the Company or its transfer agent with irrevocable instructions to register the transfer of such Unvested Shares into the name of the Company or its designee. The Stockholder hereby appoints the Escrow Holder his or her irrevocable attorney-in-fact to execute in his or her name, acknowledge and deliver all stock powers and other instruments as may be necessary or desirable with respect to the repurchase of any Unvested Shares pursuant to, and in accordance with, the provisions of Section 3 hereof.

(ii)       Upon the vesting of any Unvested Shares, the Escrow Holder shall, at the request of the Stockholder, either (A) promptly deliver to the Stockholder the certificate or certificates representing such Unvested Shares that have become vested or (B) promptly cause a new certificate endorsed with the appropriate legends to be issued for such Unvested Shares that have become vested and shall deliver such certificate to the Stockholder.

(iii)      The Escrow Holder may, but need not, submit a memorandum to the Stockholder and to the Company setting forth the action the Escrow Holder intends to take with respect to the escrow of the Unvested Shares and requesting the parties to acknowledge the propriety of the intended action. If, in any such case, either party fails or refuses to acknowledge the propriety of the intended action, the Escrow Holder may seek the advice of counsel, who may be counsel to the Company, and any action taken in accordance with the written advice of such counsel shall be full protection to the Escrow Holder in respect thereto against any person. It is agreed that in any event the Escrow Holder shall not be liable for any action or failure to act taken in good faith, and that his or her liability shall be limited to actions or inaction constituting gross negligence or willful misconduct.

(iv)       It is understood and agreed that should any dispute arise with respect to the delivery, ownership or right of possession of the Unvested Shares or other securities held by the Escrow Holder hereunder, he is authorized and directed to retain in his or her possession without liability to anyone all or any part of said Unvested Shares or other securities until such dispute shall have been settled either by mutual written agreement of the parties concerned or by a final order, decree or judgment of a court of competent jurisdiction after the time for appeal has expired and no appeal has been perfected, but he shall be under no duty whatsoever to institute or defend any such proceedings.

(v)        The Escrow Holder is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case the Escrow Holder obeys or complies with any such order, judgment or decree, he shall not be liable to any of the parties hereto or to any other person, firm or corporation by reason of such compliance, notwithstanding, any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

(vi)       The parties hereto understand that the Escrow Holder is legal counsel to the Company, and that said counsel may continue to act as such in the event of any dispute in connection with this Agreement or any other transaction contemplated herein or affected hereby.

(vii)     By signing this Agreement, the Escrow Holder becomes a party to this Agreement only for the purposes of this Section 4.

(e)        Change of Duties.   The Escrow Holder’s duties hereunder may be altered, amended, modified, or revoked only by a writing signed by all of the parties hereto; provided, that the Company may at any time, at its option, elect to terminate this escrow by notice to the Stockholder and the Escrow Holder.

(f)         Costs and Fees.   All reasonable costs, fees and disbursements incurred by the Escrow Holder in connection with the performance of his or her duties hereunder shall be borne by the Company.

(g)        Resignation.   The Escrow Holder reserves the right, upon notice to the Company and the Stockholder, to resign from his or her duties as Escrow Holder and to appoint a substitute Escrow Holder.

5.          Restrictions on Transfer.

(a)        No Transfers of Unvested Shares.   Except for (i) the escrow described in Section 4 above or (ii) the transfer of any Unvested Shares to the Company as contemplated by this Agreement, none of the Unvested Shares or any beneficial interest therein shall be transferred, encumbered or otherwise disposed of in any way until such Unvested Shares have become vested pursuant to, and in accordance with, the provisions of Section 2 hereof.

(b)        Legend for Unvested Shares.   The certificates evidencing any of the Unvested Shares shall be endorsed with a legend, in addition to any other legend required by any other agreements to which the Stockholder is a party, substantially as follows:

“THIS CERTIFICATE AND THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCK RESTRICTION AGREEMENT DATED AS OF DECEMBER      , 2006 AND TO THE RESTRICTIONS UPON TRANSFER CONTAINED THEREIN. A COPY OF SUCH STOCK RESTRICTION AGREEMENT WILL BE FURNISHED TO ANY INTERESTED PARTY UPON WRITTEN REQUEST.”

(c)        Transfers in Violation of this Agreement.   The Company shall not be required to transfer any shares of Unvested Shares on its books which shall purportedly have been transferred, encumbered or otherwise disposed of in any way in violation of this Agreement, or to treat as owner of such shares, or to accord the right to vote as such owner or to pay dividends to, any person or organization to which any such shares shall purportedly have been transferred, encumbered or otherwise disposed of in any way in violation of this Agreement. It is expressly understood and agreed that the restrictions on transfer imposed by this Agreement shall apply not only to voluntary transfers but also to involuntary transfers, by operation of law or otherwise. The Stockholder shall pay all legal fees and expenses of the Company arising out of or relating to any purported transfer, encumbrance or other disposal in any way of shares of Unvested Shares in violation of this Agreement.

6.          Adjustment for Stock Splits, Etc.   All references in this Agreement to the number of Shares or the purchase price for any shares of Preferred Stock shall be appropriately adjusted to reflect any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other change in the Preferred Stock which may be made by the Company. If any such stock split, stock dividend, reverse stock split, reclassification, recapitalization or other change in the Preferred Stock would cause an adjustment in the number of Shares that would otherwise result in fractional shares of Preferred Stock, or in the event that any calculation or determination of the number of Shares that are or have vested or that are subject to vesting under this Agreement would otherwise result in fractional shares of Preferred Stock, then such fractional shares shall be disregarded by rounding down to the nearest whole number of shares. Without limiting the generality of the foregoing, the purchase price with respect to any shares of Preferred Stock shall never be reduced to a value below the par value of such shares of Preferred Stock.

7.          General Provisions.

(a)        Governing Law.   This Agreement shall be governed by the internal substantive laws of the State of Delaware, without reference to any conflict of laws provisions thereof that would implicate the substantive or procedural laws of any other jurisdiction.

(b)        Entire Agreement.   This Agreement represents the entire agreement between the parties with respect to the subject matter hereof and supercedes all prior written and oral agreements and understandings between the parties to the extent, than such prior written and oral agreements relate or pertain to the subject matter of this Agreement. This Agreement may only be modified or amended pursuant to a written agreement or instrument signed by the Company and the Stockholder or, with respect to Section 4, the Company, the Stockholder and the Escrow Holder.

(c)        Notices.   All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person, sent to the receiving party’s then current e-mail address or duly sent by first class, registered, certified or overnight mail, postage prepaid, or telecopied with a confirmation copy by regular mail, addressed or telecopied, as the case may be, to such party at the address or telecopier number, as the case may be, set forth below or such other address or telecopier number, as the case may be, as may hereafter be designated in writing by the addressee to the addressor listing all parties:

(i)         if to the Company or to the Escrow Holder, to:

Urigen N.A., Inc.
875 Mahler Road, Suite 235
Burlingame, CA 94010
Tel. #: 650-259-0239
Fax #: 650-259-0901
Attention: President
with a copy to:
Marc J. Ross, Esq.
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas, 21st Floor
New York, NY 10018
Tel. #: 212-930-9700
Fax #: 212-930-9725

(ii)       if to the Stockholder, to:

Dennis Giesing
4421 SW Gull Point Drive
Lee’s Summitt, MO 64082
Tel. #: 816-537-0571
Fax #: 816-537-0571

Any notice or other communication pursuant to this Agreement shall be deemed to have been duly given or made and to have become effective (A) when delivered in hand to the party to which it was directed, (B) if sent by facsimile machine and properly addressed in accordance with the foregoing provisions of this Section 7(c), when received by the addressee, (C) if sent by commercial courier guaranteeing next business day delivery, on the business day following the date of delivery to such courier, or (D) if sent by first-class mail, postage prepaid, and properly addressed in accordance with the foregoing provisions of this Section 7(c), upon the earlier of (1) receipt by the addressee, or (2) the third business day following the day of dispatch.

(d)        Binding Effect.   This Agreement shall be binding upon the heirs, personal representatives, executors, administrators, successors and/or assigns of the parties, and shall be binding upon any transferee of the Shares.

(e)        Assignment.   The rights and benefits of the Company under this Agreement shall be transferable to any one or more persons or entities, and all covenants and agreements hereunder shall inure to the benefit of, and be enforceable by, the Company’s successors and assigns.

(f)         No Waiver.   Either party’s failure to enforce any provision or provisions of this Agreement shall not in any way be construed as a waiver of any such provision or provisions, nor prevent the party thereafter from enforcing each and every other provision of this Agreement. The rights granted both parties herein are cumulative and shall not constitute a waiver of either party’s right to assert all other legal remedies available to it under the circumstances.

(g)        Severability.   If any provision of this Agreement shall be held illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render illegal, invalid or unenforceable any other severable provisions of this Agreement.

(h)        Headings.   Headings are for convenience only and are not deemed to be part of this Agreement.

(i)         Further Assurances.   The Stockholder agrees upon request to execute any further documents or instruments necessary or desirable to carry out the purposes or intent of this Agreement.

(j)         Counterparts.   This Agreement may be executed in counterparts, all of which together shall for all purposes constitute one Agreement, binding on each of the parties hereto notwithstanding that each such party shall not have signed the same counterpart.

(k)        Relationship with Stockholder.   The Company is not by reason of this Agreement or the issuance of any Shares obligated to continue the Stockholder’s association with the Company as an employee or in any other capacity (other than as a shareholder).

(l)         Consent to Jurisdiction; Waiver of Jury Trial.   In case of any dispute hereunder, the parties will submit to the exclusive jurisdiction and venue of any court of competent jurisdiction sitting in San Francisco, CA, and will comply with all requirements necessary to give such court jurisdiction over the parties and the controversy. EACH PARTY HEREBY WAIVES ANY RIGHT TO A JURY TRIAL AND TO CLAIM OR RECOVER PUNITIVE DAMAGES.

(m)      Remedies.   The Stockholder acknowledges that money damages alone will not adequately compensate the Company for breach of any of the Stockholder’s covenants and agreements herein and, therefore, agrees that in the event or the breach or threatened breach of any such covenant or agreement, in addition to all other remedies available to the Company, at law, in equity or otherwise, the Company shall be entitled to injunctive relief compelling specific performance of, or other compliance with, the terms hereof.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have duly executed this Stock Restriction Agreement under seal as of the day and year first set forth above.

STOCKHOLDER
/s/ DENNIS GIESING
Dennis Giesing
URIGEN N.A., INC.
By:	/s/ MARTIN SHMAGIN
Name:	Martin Shmagin
Title:	CFO

Exhibit H: KTEC Promissory Note

PROMISSORY NOTE

$100,000.00	Burlingame, California
January 5, 2007

FOR VALUE RECEIVED, the undersigned, URIGEN N.A., INC, a Delaware corporation (the “Borrower”), hereby promises to pay to the order of KTEC HOLDINGS, INC, a Kansas corporation (the “Lender”), the principal amount of One Hundred Thousand and no/100 Dollars ($100,000), plus interest on the unpaid principal balance outstanding from time to time at the rate of Twelve Percent (12%) per annum until paid in full, such interest to be compounded as additional principal on a monthly basis if said interest is not paid in full by the end of each month, and any other amounts owed by Urigen to Lender hereunder. Interest shall be computed on the basis of a Three Hundred Sixty (360) day year. All amounts owed by borrower to Lender hereunder are due and payable by Borrower at its option, without notice or demand, on the earlier of (i) ninety (90) days after consummation of the Merger (as defined in the Agreement and Plan of Merger, dated October 5, 2006, by and among Valentis Inc., Valentis Holdings, Inc. and Urigen N.A. Inc., hereinafter, the “Merger Agreement”) or the consummation of any other business combination or similar transaction that results in a Change of Control (as defined below) of the Borrower, (ii) the occurrence of an Event of Default (as defined below), or (iii) the second anniversary of the date hereof (in each case, the “Due Date”). As used herein, the term “Change of Control” shall mean (i) any sale of all or substantially all of the assets of the Borrower; or (ii) any sale or issuance of stock, merger, consolidation, or other business combination transaction that results after such transaction in any person or entity owning a majority of the voting securities of the Borrower who did not hold that majority prior to such transaction.

In connection herewith, the Lender acknowledges receipt of a certificate representing ownership of Five Hundred (500) shares of Series B Preferred Stock, par value $.00001 per share from the Borrower and the Borrower acknowledges receipt of adequate consideration for the issuance thereof, such shares being validly issued, fully paid and nonassessable.

If any amount owed under this Promissory Note (the “Note”) becomes due and payable on a Saturday, Sunday or business holiday in the State of Kansas payment shall be made on the next successive business day and interest shall be payable thereon at the rate herein specified during such extension. The Borrower reserves the rights to prepay, without penalty, all or any portion of this Note at any time and from time to time.

As used herein, an “Event of Default” shall mean (i) a default in the payment of any amounts owed under this Note when due hereunder; (ii) excluding any payment default, the Borrower materially breaches any provision of this Note and such breach continues for Ten (10) days after the Lender gives written notice of such breach to the Borrower; (iii) the Borrower makes an assignment for the benefit of creditors; (iv) attachment or garnishment proceedings are commenced against the Borrower liable hereon and are not dismissed within Sixty (60) days; (v) a receiver, trustee or liquidator is appointed over or execution levied upon any property of the Borrower and is not dismissed, discharged, stayed or bonded against within Sixty (60) days; (vi) proceedings are instituted by or against the Borrower or any other person liable hereon under any bankruptcy, insolvency, reorganization or other law relating to the relief of debtors, including without limitation the United States Bankruptcy Code, as amended, and if instituted against the Borrower or any of such other persons, are not dismissed within Sixty (60) days; (vii) the Borrower liquidates or dissolves; or (viii) this Note ceases to have effect or becomes invalid or otherwise ceases to be in full force and effect.

Any amount hereunder which is not paid when due, whether at stated maturity, by acceleration or otherwise, shall bear interest from the date when due until paid at the lesser of (i) the rate of Eighteen percent (18%) per annum, or (ii) the maximum rate permitted by law, said interest to be compounded monthly and computed on the basis of a Three Hundred Sixty (360) day year.

All payments made hereunder shall be made in the lawful currency of the United States of America to the Lender, to such domestic account as the Lender may designate, or at such other place as the Lender may designate in writing. Payments will be credited when Lender receives same day funds. All payments made hereunder, whether a scheduled installment, prepayment, or payment as a result of acceleration, shall be allocated first to accrued but unpaid interest, next to any interest premiums due, next to amounts owed hereunder other than principal repayments, next to installments of principal overdue and currently due, and then to installments of principal remaining outstanding hereunder.

The Borrower agrees to pay reasonable costs of collection, paid or incurred by the Lender in enforcing this Note on default or the rights and remedies herein provided, including to the fullest extent permitted by applicable law, all costs, charges, disbursements and attorney’s fees.

The Borrower, for itself and for any guarantors, sureties, endorsers and/or any other person or persons now or hereafter liable hereon, if any, hereby waives demand of payment, presentment for payment, protest, notice of nonpayment or dishonor and any and all other notices and demands whatsoever, and any and all delays of lack of diligence in the collection hereof, and expressly consents and agrees to any and all extensions or postponements of the time of payment hereof from time to time at or after maturity and any other indulgence and waives all notice thereof.

No delay or failure by the Lender in exercising any right, power, privilege or remedy hereunder shall affect such right, power, privilege or remedy or be deemed to be a waiver of the same or any part thereof, nor shall any single or partial exercise thereof or any failure to exercise the same in any instance preclude any further or future exercise thereof, or exercise of any other right, power, privilege or remedy, and the rights and privileges provided for hereunder are cumulative and not exclusive.

The Lender may sell, assign, pledge or otherwise transfer all or any portion of its interest in this Note at any time or from time to time without prior notice to or consent of and without releasing any party liable or become liable hereon.

By executing this Note on behalf of the Borrower, the undersigned officer of the Borrower, in his or her personal and individual capacity, represent to the Lender that such officer is duly authorized and empowered to execute and deliver this Note on behalf of the Borrower and that this Note constitutes the legal and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms.

THE BORROWER HEREBY WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTIONS OR CLAIMS ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS NOTE OR ANY OF ITS OBLIGATIONS HEREUNDER.

THIS NOTE AND ALL OBLIGATIONS OF THE BORROWER HEREUNDER SHALL FOR ALL PURPOSE BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF KANSAS (EXCLUDING THE LAWS APPLICABLE TO CONFLICTS OR CHOICE OF LAW). THE BORROWER AGREES THAT ANY SUIT FOR THE ENFORCEMENT OF THIS NOTE MAY BE BROUGHT IN THE COURTS OF THE STATE OF KANSAS OR ANY FEDERAL COURT SITTING THEREIN AND CONSENTS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS AND THE SERVICE OF PROCESS IN ANY SUCH SUIT BEING MADE UPON THE BORROWER BY MAIL AT THE ADDRESS SPECIFIED IN THE FORMATION AGREEMENT. THE BORROWER HEREBY WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO SUCH VENUE IN CONNECTION WITH SUCH SUIT OR THAT SUCH SUIT IS BROUGHT IN AN INCONVENIENT COURT.

IN WITNESS WHEREOF, the undersigned has duly caused this Note to be executed and delivered at the place specified above and as of the date first written above.

URIGEN NA., INC.

By:	/s/ MARTIN SHMAGIN
Name: Martin Shmagin
Title: CFO

Exhibit I: Terry Nida Compensation Agreement

EXECUTIVE EMPLOYMENT AGREEMENT

URIGEN HOLDINGS INC.

PRIVATE AND CONFIDENTIAL	As of May 1, 2006

Terry Nida
211 Ferry Landing Road
Cordele, Georgia
31015 USA

Dear Mr. Nida:

Re:                     Terms of Employment with URIGEN HOLDINGS INC. (the “Company”)

This Agreement confirms the terms and conditions of your employment by the Company and will constitute your employment agreement. Those terms and conditions are set out below:

1.                              Position and Duties.   You will be employed by and will serve the Company as its Vice President, Sales, Marketing and Corporate Development, having the duties and functions customarily performed by, and have all responsibilities customary to, a vice president, sales, marketing and corporate development of a corporation engaged in a business similar to that of the Company, including those duties and functions particularly described in Schedule A attached to this Agreement. You will report directly to the President and Chief Executive Officer of the Company. Your duties and functions pertain to the Company and any of its subsidiaries from time to time and may be varied or added to from time to time by the President and Chief Executive Officer, at his discretion, exercised reasonably. You will devote the amount of your working time, attention and energies to the business and affairs of the Company required to discharge the performance of your duties, and in any event no less than 80% of your working time.

2.                              Term.   The terms and conditions of this Agreement will have effect as of and from May 1, 2006 (the “Effective Date”) and your employment will continue until terminated as provided in this Agreement (the “Term of Employment”).

3.                              Base Salary.   The Company will pay you a base salary (the “Base Salary”) in the amount of CDN$188,800 per year, payable monthly, and will transfer or cause to be transferred to you 360,000 Common shares (the “Trust Shares”) from the Urigen 2005 Incentive Stock Purchase Plan Trust. The Company will have no obligation to pay the Base Salary to you or transfer or cause to be transferred the Trust Shares to you, nor will any Base Salary or other compensation accrue to you pursuant to this Agreement, until the Company has completed offerings of its equity securities raising aggregate gross proceeds of at least CDN$5 million in addition to any proceeds raised by the Company up to the Effective Date.

Your Base Salary and other compensation and taxable benefits received under this Agreement or in respect of your employment will be subject to the withholding of all applicable statutory deductions. All Trust Shares issued to pursuant to this Section 3 will be subject to repurchase by the Company pursuant to Section 17.

4.                              Annual Review.   The Board of Directors (the “Board”) of the Company or a compensation committee established by the Board (the “Compensation Committee”) will review your Base Salary annually. This review will not necessarily result in an increase in your Base Salary and any increase will be in the discretion of the Board or the Compensation Committee, as the case may be.

5.                              Benefits.   Once the Company has completed offerings of its equity securities raising aggregate gross proceeds of at least an additional CDN$5 million, you will be eligible for health, medical, dental, accident and life insurance and such other benefits as are reasonable and appropriate for an executive level benefits plan, as determined by the Board from time to time, when such a plan has been secured by the Company. You may be required to provide information and undergo reasonable assessments of the insurers in order to determine your eligibility for benefits coverage. You hereby acknowledge that coverage under any benefit plan in effect from time to time is subject to availability and other requirements of the applicable insurer and that the components of the benefits plan may be amended, modified or terminated from time to time by the Company in its sole discretion, and that this may include terminating or changing carriers.

6.                              Vacation.   During your Term of Employment, you will be entitled to an annual paid vacation of 20 days per year, in addition to statutory holidays, subject to any policies of the Company in place from time to time. Except with the prior approval of the Company, you may carry over a maximum of 10 days of vacation to the next calendar year. The Company reserves the right, acting reasonably, to request that vacations be scheduled so as not to conflict with critical business operations.

7.                              Reimbursement for Expenses.   During your Term of Employment, the Company will reimburse you for reasonable travelling and other expenses actually and properly incurred by you in connection with the performance of your duties and functions, such reimbursement to be made in accordance with, and subject to the policies of the Company in effect from time to time. For all such expenses you will be required to keep proper accounts and to furnish statements, vouchers, invoices and/or other supporting documents to the Company.

8.                              Trust Shares.   You hereby acknowledge the transfer by the Company to you of 60,000 Trust Shares. In the event the Company has not completed offerings of its equity securities raising aggregate gross proceeds of at least an additional CDN$5 million by August 1, 2006, the Company will transfer to you 25,000 Trust Shares on the last day of each additional month following August 1, 2006 that the Company has not raised gross proceeds from equity securities offerings of at least an additional CDN$5 million. All Trust Shares issued to pursuant to this Section 8 will be subject to repurchase by the Company pursuant to Section 17.

9.                              Purchase of Series A Preferred Shares.   As of the Effective Date, the Company hereby grants to you options to purchase up to 100,000 Series A Preferred shares of the Company at a price of CDN$1.00 per share. These options will vest immediately and may be exercised at any time and from time to time within 2 months of the Effective Date upon written notice to the Company from you after which time they will expire.

10.                       Directors’ & Officers’ Liability Insurance.   The Company will provide you with directors’ and officers’ liability insurance under the policies for such insurance arranged by the Company from time to time upon such terms and in such amounts as the Board may reasonably determine in its discretion.

11.                       No Other Compensation or Benefits.   You expressly acknowledge and agree that unless otherwise expressly agreed in writing by the Company subsequent to execution of this Agreement by the parties hereto, you will not be entitled by reason of your employment by the Company or by reason of any termination of such employment, to any remuneration, compensation, severance, damages or benefits other than as expressly set forth in this Agreement.

12.                       Service to Employer.   During your employment under this Agreement you will:

(a)                        well and faithfully serve the Company,

(b)                       act in and promote, the best interests of the Company.

(c)                        devote the agreed upon percentage of your working time, attention and energies to the business and affairs of the Company; and

(d)                       comply with all rules, regulations, policies and procedures of the Company.

13.                       Termination By Executive.   Subject to Section 16 (Termination Following Change in Control), you may resign at any time, but only by giving the Company at least 3 months’ prior written notice of the effective date of your resignation. On the giving of any such notice, the Company will have the right to waive the notice period, have you cease your employment immediately or at a specified date prior to the end of the notice period and pay you for the notice period or remainder of the notice period, as applicable, plus such other sums owed for arrears of salary and vacation pay. In this case, your resignation and the termination of your employment will be effective on the date the Company waives the notice period (or remainder thereof).

14.                       Termination by the Company Without Cause.

(a)                        The Company may terminate your employment at any time without cause by giving you written notice of the effective date of such termination and in all respects, except as set out below, the termination of your employment will be effective immediately.

(b)                       If your employment is terminated by the Company pursuant to this Section, the Company will pay to you as a lump sum the number of months of Base Salary, as referred to in Section 3 (Base Salary) and as adjusted from time to time in accordance with Section 4 (Annual Review), set out in the table below depending upon the year of employment in which you are terminated, plus such other sums owed for arrears of salary and vacation pay:

Year of Employment	Lump Sum Payment of Base Salary (as adjusted)
1 - 2	6 months
3 - 5	12 months
6 and over	24 months

(c)                        To the extent permitted by law and subject to the terms and conditions of any benefit plans in effect from time to time, the Company will maintain the benefits and payments set out in Section 5 (Benefits) of this Agreement during the notice period equivalent.

(d)                       The payments set out in this Section 14 will be in lieu of any applicable notice period.

(e)                        You will not be required to mitigate the amount of any payment provided for in this Section 14 by seeking other employment or otherwise, nor will any sums actually received be deducted.

(f)                          If you are successful in any action claiming wrongful dismissal or constructive dismissal against the Company, you hereby agree that you will only be entitled such notice set forth in this Section 14, less any amounts earned by you in mitigation.

15.                       Termination by the Company for Cause.   The Company may terminate your employment for cause at any time without any notice, severance or other payments. In the event the Company dismisses you for cause pursuant to this Section 15 and, subsequently, a court or arbitrator rules that the Company did not have cause, you hereby agree that you will only be entitled to damages in an amount equal to that number of months’ Base Salary set forth in Section 14 (Termination by Company Without Cause), less any amounts earned by you in mitigation.

16.                       Termination Following Change in Control.   Concurrently with execution and delivery of this Agreement, you and the Company will enter into a “Change in Control Agreement” attached hereto as Schedule C setting out the compensation provisions to be applicable in the event of the termination of your employment in certain circumstances following a “Change in Control” of the Company (as defined in the Change in Control Agreement).

17.                       Repurchase of Shares.   You agree that upon termination of this Agreement by you pursuant to Section 13 or by the Company for cause pursuant to Section 15 (each a “Triggering Event”) prior to May 1, 2009, the Company will have the right to purchase all of the Trust Shares owned by you at the time of the Triggering Event at their issue price, less the number of Trust Shares determined by the following calculation:

(a)                        the number of months that have elapsed from the Effective Date to the Triggering Event, multiplied by

(b)                       1/36 of the total number of Trust Shares owned by you.

In the event of such mandatory repurchase, you hereby appoint the President and Chief Executive Officer of the Company as your true and lawful attorney in fact and agent for you to execute and deliver, and to receive delivery of, all such assignments, transfers, deeds, assurances and instruments as may be necessary to effectively complete the repurchase of the Trust Shares.

18.                       Confidentiality and Assignment of Inventions.   Concurrently with execution and delivery of this Agreement and in consideration of your employment by the Company, you and the Company will enter into a “Confidentiality and Assignment of Inventions Agreement” in the form attached hereto as Schedule D.

19.                       Avoidance of Conflicts of Interest.   During your Term of Employment:

(a)                        You will not, without the Company’s consent, hold any office, acquire any property or enter into any contract, arrangement, understanding or transaction with any other person or entity that would conflict or interfere with this Agreement or your duties or obligations under this Agreement or that would otherwise prevent you from performing your obligations hereunder. You hereby represent and warrant that as of the Effective Date you or your Affiliates or Associates do not hold any such office, have not acquired any such property and have not entered into any such contract, arrangement, understanding or transaction.

(b)                       You will promptly, fully and frankly disclose to the Company in writing:

(i)                          the nature and extent of any interest you or your Affiliates or Associates have or may have, directly or indirectly, in any actual or proposed contract, arrangement, understanding or transaction between a third party and the Company or any Affiliate of the Company; and

(ii)                      every office you or your Affiliates or Associates may hold or acquire, and every property you or your Affiliates or Associates may possess or acquire, whereby directly or indirectly a duty or interest might be created in conflict with the interests of the Company or your duties and obligations under this Agreement.

and following such disclosure the Company may, in its sole discretion, determine that a conflict of interest exists and require you to eliminate such conflict of interest.

(c)                        For greater clarity, the Company acknowledges that those positions listed in Schedule B are not considered a conflict of interest contrary to paragraph (a).

In this Agreement, the term “Affiliate” will include all those persons and entities that are included within the definition or meaning of “affiliate” as set forth in Sections 1(1) and 2 of the Business Corporations Act (British Columbia) or any successor legislation of similar force and effect, as amended, and the term “Associate” will include all those persons and entities that are included within the definition or meaning of “associate” as set forth in Section 1(1) of the Securities Act (British Columbia) or any successor legislation of similar force and effect, as amended, including your spouse, children, parents, brothers and sisters.

20.                       Provisions Reasonable.   It is acknowledged and agreed that:

(a)                        both before and since the Effective Date the Company has operated and competed and will operate and compete in a global market, with respect to the business (the “Business”) actually carried on by it, directly or indirectly, whether under an agreement with or in collaboration with, any other party, which Business includes without limitation the discovery, development, manufacturing, distribution, marketing and sale of (i) U101 and products for the treatment of Interstitial Cystitis (a disease of the bladder characterized by pain, urgency and frequency of urination), and (ii) any other products that the Company discovers or commercially develops during your involvement in any capacity with the Company;

(b)                       competitors of the Company and its Business are located in countries around the world;

(c)                        in order to protect the Company adequately, any restrictive covenant must apply world wide;

(d)                       during the course of your employment by the Company, both before and after the Effective Date, you have acquired and will acquire knowledge of, and you have come into contact with, initiated and established relationships with and will come into contact with, initiate and establish relationships with, both existing and new clients, customers, suppliers, principals, contacts and prospects of the Company, and that in some circumstances you have been or may well become the senior or sole representative of the Company dealing with such persons; and

(e)                        in light of the foregoing, the provisions of Section 21 (Restrictive Covenant) below are reasonable and necessary for the proper protection of the Business, property and goodwill of the Company.

21.                       Restrictive Covenant.   You agree that you will not, either alone or in partnership or in conjunction with any person, firm, corporation, syndicate, association or any other entity or group, whether as principal, agent, employee, director, officer, shareholder, consultant or in any capacity or manner whatsoever, whether directly or indirectly, for the Term of Employment and continuing for a period of 6 months from the termination of your employment, regardless of the reason for such termination:

(a)                        carry on or be engaged in, or advise, provide services to, be employed by, consult with, invest in or give financial assistance to, any business, enterprise or other entity that is involved in the sale, distribution, development or supply of any product or service that is competitive with any product or service of the Business; provided, however, that the foregoing will not prohibit you from acquiring, solely as an investment and through market purchases, securities of any such enterprise or undertaking which are publicly traded, so long as you are not part of any control group of such entity and such securities, which if converted, do not constitute more than 5% of the outstanding voting power of that entity;

(b)                       approach or contact any person, firm, corporation or other entity that was a client, customer, supplier, principal, shareholder, investor, collaborator, strategic partner, licensee, contact or prospect of the Company during the time of your employment with the Company for the purpose of inducing such party to reduce its level of business with the Company or to encourage such party to start doing business or to increase its level of business with any other person or entity when such a change may negatively affect the opportunity of the Company to maintain or increase its level of business with such party, or

(c)                        persuade or attempt to persuade any employee(s) of the Company to leave employment with the Company.

22.                       Remedies.   You acknowledge and agree that any breach or threatened breach of any of the provisions of Section 12 (Service to Employer), Section 18 (Confidentiality and Assignment of Inventions), Section 19 (Conflicts of Interest) or Section 21 (Restrictive Covenant) could cause irreparable damage to the Company or its partners, subsidiaries or affiliates, that such harm could not be adequately compensated by the Company’s recovery of monetary damages, and that in the event of a breach or threatened breach thereof, the Company will have the right to seek an injunction, specific performance or other equitable relief as well as any equitable accounting of all your profits or benefits arising out of any such breath. It is further acknowledged and agreed that the remedies of the Company specified in this Section are in addition to and not in substitution for any rights or remedies of the Company at law or in equity and that all such rights and remedies are cumulative and not alternative and that the Company may have recourse to any one or more of its available rights or remedies as it will see fit.

23.                       Assignment.   Your rights and obligations contained in this Agreement are personal and such rights, benefits and obligations will not be voluntarily or involuntarily assigned, alienated or transferred, whether by operation of law or otherwise, without the prior written consent of the Company. The Company may assign its rights (but not its obligations) hereunder without your consent. Any purported assignment by you contrary to this Section will be null and void.

24.                       Binding Effect.   This Agreement will be binding upon and enure to the benefit of the Company and its successors and assigns and be binding upon and enure to the benefit of your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees, legatees and permitted assigns.

25.                       Agreement Confidential.   You will keep the terms and conditions of this Agreement confidential except that you will be entitled to disclose such information to your bankers, advisors, agents, consultants and other third parties who have a duty of confidence to you and who have a need to know such information in order to provide advice, products or services to you, as may be required to enforce any provision of this Agreement or as may otherwise be required by any law, regulation or other regulatory requirement.

26.                       Governing Law and Jurisdiction.   This Agreement will be governed by and interpreted in accordance with the laws of the Province of British Columbia and applicable laws of Canada and the parties hereto attorn to the exclusive jurisdiction of the provincial and federal courts of such province.

27.                       Acknowledgment of Fiduciary Capacity.   You expressly acknowledge and agree that due to your position with the Company, you are employed in a fiduciary capacity.

28.                       Exercise of Functions.   The rights of the Company as provided in this Agreement may be exercised on behalf of the Company by the Board.

29.                       Entire Agreement.   The terms and conditions of this Agreement are in addition to and not in substitution for the obligations, duties and responsibilities imposed by law on employees of corporations generally, and you agree to comply with such obligations, duties and responsibilities. Except as otherwise provided in this Agreement, this Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof, and may only be varied by further written agreement signed by you and the Company. This Agreement supersedes any previous communications, understandings and agreements between you and the Company regarding your employment. It is acknowledged and agreed that this Agreement is mutually beneficial and is entered into for fresh and valuable consideration with the intent that it will constitute a legally binding agreement.

30.                       Further Assurances.   The parties will execute and deliver to each other such further instruments and assurances and do such further acts as may be required to give effect to this Agreement.

31.                       Surviving Obligations.   Your obligations and covenants under Section 18 (Confidentiality and Assignment of Inventions), Section 20 (Provisions Reasonable), Section 21 (Restrictive Covenant), Section 22 (Remedies), Section 23 (Assignment), Section 24 (Binding Effect), Section 25 (Agreement Confidential), Section 26 (Governing Law and Jurisdiction). Section 27 (Acknowledgement of Fiduciary Capacity), Section 29 (Entire Agreement), Section 30 (Further Assurances), Section 33 (Notice), Section 34 (Severability) and Section 35 (Time of Essence/No Waiver) will survive the termination of this Agreement.

32.                       Independent Legal Advice.   You hereby acknowledge that you have obtained or have had an opportunity to obtain independent legal advice in connection with this Agreement, and further acknowledge that you have read, understand, and agree to be bound by all of the terms and conditions contained herein.

33.                       Notice.   Any notice or other communication required or contemplated under this Agreement to be given by one party to the other will be delivered or mailed by prepaid registered post with return receipt requested or by recognized international courier service providing written proof of delivery to the party to receive same at the address as set out below:

To You
Terry Nida
211 Ferry Landing Road
Cordele, Georgia
31015 USA
Fax: (229) 273-0325

To the Company:
Urigen Holdings Inc.
515 West Hastings Street, Suite 7333
Vancouver, B.C. V6B 5K3
Attn: President and CEO

With a copy to counsel for the Company:

Farris, Vaughan, Wills & Murphy LLP
2500 – 700 West Georgia Street
Vancouver, BC, V7Y 1B3
Attn: R. Hector MacKay-Dunn. Q.C.
Fax: (604) 661-9349

Any such notice will be deemed to have been received on the earlier of the date actually received, on the next business day following transmission if by facsimile transmission, or the date five (5) days after the same was posted or sent. Either party may change its address or its facsimile number by giving the other party written notice, delivered in accordance with this Section.

34.                       Severability.   If any provision of this Agreement or the application thereof to any circumstance will, in any jurisdiction and to any extent, be invalid or unenforceable, such provision will be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions of this Agreement or the application of such terms and provisions to circumstances other than those as to which it is held invalid or unenforceable, and a suitable and equitable term or provision will be substituted therefor to carry out, insofar as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision.

35.                       Time of Essence/No Waiver.   Time is of the essence hereof. No waiver, delay, indulgence, or failure to act by the Company regarding any particular default or omission by you will affect or impair any of the Company’s rights or remedies regarding that or any subsequent default or omission that is not expressly waived in writing, and) in all events time will continue to be of the essence without the necessity of specific reinstatement.

36.                       Counterparts.   This Agreement may be executed in any number of counterparts, each of which so executed will be deemed to be an original, and such counterparts will together constitute but one agreement.

If you accept and agree to the foregoing, please confirm your acceptance and agreement by signing the enclosed duplicate copy of this letter where indicated below and by returning it to us. You are urged to consider fully all the above terms and conditions and to obtain independent legal advice or any other advice you feel is necessary before you execute this agreement.

Yours truly,
URIGEN HOLDINGS INC.
By:	/s/ MARTIN SHMAGIN, CFO
Authorized Signatory

Accepted and agreed to by Terry Nida as of the 21st day of April, 2006

/s/ TERRY NIDA
Terry Nida

SCHEDULE A

DESCRIPTION OF THE DUTIES AND FUNCTIONS

Description

Via routine interface with Company executive managers and the Board, as appropriate, develop, guide and direct global commercialization strategies by providing expert advice for the functional areas of sales, marketing, corporate and business development; and be responsible for the day-to-day implementation and management of all sales, marketing, corporate and business development activities in which the Company is involved.

Responsibilities: Responsibilities include the following:

1.                 Provide proactive sales, marketing, corporate and business development service to the Company, as directed and required.

2.                 Provide proactive interaction with all functional areas of the Company to support all on-going product commercialization activities.

3.                 Manage and serve as the Company interface for all global and regional pharmaceutical companies with whom the Company establishes supply and commercialization agreements.

4.                 Provide proactive interaction will all functional areas of the Company to support the commercialization aspects of all on-going product development activities.

5.                 Propose and manage the operating budget for all commercialization activities in which the Company is involved.

6.                 Establish and maintain competency levels of all Company employees, contractors and vendors involved in commercialization activities.

SCHEDULE B

EXCEPTIONS TO CONFLICT OF INTEREST

Vivus, Inc.—Vice President, Worldwide Sales, Marketing & Corporate Development

SCHEDULE C

URIGEN HOLDINGS INC.

As of May 1, 2006

Terry Nida
211 Ferry Landing Road
Cordele, Georgia
31015 USA

Dear Mr. Nida:

Re: Change in Control Agreement

Urigen Holdings Inc. (the “Company”) considers it essential to the best interests of its members to foster the continuous employment of its senior executive officers. In this regard, the Board of Directors of the Company (the “Board”) has determined that it is in the best interests of the Company and its members that appropriate steps should be taken to reinforce and encourage management’s continued attention, dedication and availability to the Company in the event of a Potential Change in Control (as defined in Section 2), without being distracted by the uncertainties which can arise from any possible changes in control of the Company.

In order to induce you to agree to remain in the employ of the Company, such agreement evidenced by the employment agreement entered into as of the date of this Agreement between you and the Company (the “Employment Agreement”) and in consideration of your agreement as set forth in Section 3 below, the Company agrees that you will receive and you agree to accept the severance and other benefits set forth in this Agreement should your employment with the Company be terminated subsequent to a Change in Control (as defined in Section 2) in full satisfaction of any and all claims that now exist or then may exist for remuneration, fees, salary, bonuses or severance arising out of or in connection with your employment by the Company or the termination of your employment:

1.                 Term of Agreement.

This Agreement will be in effect for a term commencing on the Effective Date of the Employment Agreement (as therein defined) and ending on the date of termination of the Employment Agreement.

2.                 Definitions.

(a)                        “Affiliate” means a corporation that is an affiliate of the Company under the Business Corporations Act (British Columbia), as amended from time to time.

(b)                       “Change in Control” of the Company will be deemed to have occurred:

(i)                          if a merger, amalgamation, arrangement, consolidation, reorganization or transfer takes place in which Securities of the Company possessing more than 50% of the total combined voting power of the Company’s outstanding Securities are acquired by a person or persons different from the persons holding those Securities immediately prior to such transaction, and the composition of the Board following such transaction is such that the directors of the Company prior to the transaction constitute less than 50% of the Board membership following the transaction, except that no Change in Control will be deemed to occur if such merger, amalgamation, arrangement, consolidation, reorganization or transfer is with any subsidiary or subsidiaries of the Company;

(ii)                      if any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding will acquire or hold, directly or indirectly, 50% or more of the voting rights attached to all outstanding Securities; or

(iii)                  if any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding will acquire or hold, directly or indirectly, the right to appoint a majority of the directors of the Company; or

(iv)                    if the Company sells, transfers or otherwise disposes of all or substantially all of its assets, except that no Change of Control will be deemed to occur it such sale or disposition is made to a subsidiary or subsidiaries of the Company.

provided however, that a Change in Control will not be deemed to have occurred if such Change in Control results solely from the issuance, in connection with a bona fide financing or series of financings by the Company of Securities.

(c)                        “Base Salary” will mean the annual base salary, as referred to in Section 3 (Base Salary), and as adjusted from time to time in accordance with Section 4 (Annual Review), of the Employment Agreement.

(d)                       “Date of Termination” will mean, if your employment is terminated, the date specified in the Notice of Termination.

(e)                        “Good Reason” will mean the occurrence of one or more of the following events, without your express written consent, within 12 months of Change in Control:

(i)                          a material change in your status, position, authority or responsibilities that does not represent a promotion from or represents an adverse change from your status, position, authority or responsibilities in effect immediately prior to the Change in Control;

(ii)                      a material reduction by the Company, in the aggregate, in your Base Salary, or incentive, retirement, health benefits, bonus or other compensation plans provided to you immediately prior to the Change in Control, unless an equitable arrangement has been made with respect to such benefits in connection with a Change in Control;

(iii)                  a failure by the Company to continue in effect any other compensation plan in which you participated immediately prior to the Change in Control (except for reasons of non-insurability), including but not limited to, incentive, retirement and health benefits, unless an equitable arrangement has been made with respect to such benefits in connection with a Change in Control;

(iv)                    any request by the Company or any affiliate of the Company that you participate in an unlawful act; or

(v)                        any purported termination of your employment by the Company after a Change in Control which is not effected pursuant to a Notice of Termination satisfying the requirements of clause (i) below and for the purposes of this Agreement, no such purported termination will be effective.

(f)                          “Notice of Termination” will mean a notice, in writing, communicated to the other party in accordance with Section 6 below, which will indicate the specific termination provision in this Agreement relied upon and will set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment under the provision so indicated.

(g)                        “Potential Change in Control” of the Company will be deemed to have occurred if:

(i)                          the Company enters into an agreement, the consummation of which would result in the occurrence of a Change in Control;

(ii)                      any person (including the Company) publicly announces an intention to take or to consider taking actions which if consummated would constitute a Change in Control; or

(iii)                  the Board adopts a resolution to the effect that, for the purposes of this Agreement, a Potential Change in Control of the Company has occurred.

(h)                       “Security” in respect of a security of the Company, will have the meaning ascribed thereto in Part II of the Securities Act (British Columbia), as it existed on the date of this Agreement, and also means any security carrying the right to convert such security into, exchange such security for, or entitling the holder to subscribe for, any equity security, or into or for any such convertible or exchangeable security or security carrying a subscription right.

3.                 Potential Change in Control.

You agree that, in the event of a Potential Change in Control of the Company occurring after the Effective Date, and until 12 months after a Change in Control, subject to your right to terminate your employment by issuing and delivering a Notice of Termination for Good Reason, you will continue to diligently carry out your duties and obligations, on the terms set out in the Employment Agreement.

4.                 Compensation Upon Termination Following Change in Control.

Subject to compliance by you with Section 3, upon your employment terminating pursuant to a Notice of Termination within 12 months after a Change in Control, the Company agrees that you will receive and you agree to accept, subject to your prior resignation as a director of the Company, the following payments in full satisfaction of any and all claims you may have or then may have against the Company, for remuneration, fees, salary, benefits, bonuses or severance, arising out of or in connection with your employment by the Company or the termination of your employment:

(a)                        If your employment will be terminated by the Company for cause or by you other than for Good Reason, the terms of the Employment Agreement will govern and the Company will have no further obligations to you under this Agreement

(b)                       If your employment by the Company will be terminated by you for Good Reason or by the Company other than for cause, then you will he entitled to the payments and benefits provided below:

(i)                          subject to the withholding of all applicable statutory deductions, the Company will pay you a lump sum equal to 12 months’ Base Salary, as referred to in Section 3 (Base Salary) of the Employment Agreement, plus other sums owed for arrears of salary and vacation pay;

(ii)                      to the extent permitted by law and subject to the terms and conditions of any benefit plans in effect from time to time, the Company will maintain the benefits and payments set out in Section 6 (Benefits) of the Employment Agreement during the 12 month period;

(iii)                  all incentive stock options granted to you by the Company under any stock option agreement that is entered into between you and the Company and is outstanding at the time of termination of your employment, which incentive stock options have not yet vested, will immediately vest upon the termination of your employment and will be fully exercisable by you in accordance with the terms of the agreement or agreements under which such options were granted; and

(iv)                    all Trust Shares (as defined in the Employment Agreement) transferred to you by or for the Company under the Employment Agreement or other agreement that is entered into between you and the Company and is outstanding at the time of termination of your employment, which Trust Shares continue to be subject to a right of repurchase by the Company, shall no longer be subject to such right of repurchase.

You will not be required to mitigate the amount of any payment provided for in this Section 4 by seeking other employment or otherwise, nor will any sums actually received be deducted.

5.                 Binding Agreement.

This Agreement will enure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successor,, heirs, distributees, devisees and legatees. If you die while any amount would still he payable to you under this Agreement if you had continued to live, that amount will be paid in accordance with the terms of this Agreement to your devisee, legatee or other designee or, if there is no such designee, to your estate.

6.                 Notices.

Any notice or other communication required or contemplated under, this Agreement to be given by one party to the other will be delivered or mailed by prepaid registered post to the party to receive same at the addresses set out below:

To You
Terry Nida
211 Ferry Landing Road
Cordele, Georgia
31015 USA
Fax: (229) 273-0325

To the Company:
Urigen Holdings Inc.
515 West Hastings Street, Suite 7333
Vancouver, B.C. V6B 5K3
Attn: President and CEO

With a copy to counsel for the Company:

Farris. Vaughan, Wills & Murphy LLP
2500—700 West Georgia Street
Vancouver, BC, V7Y 1B3
Attn: R. Hector MacKay Dunn, Q.C.
Fax: (604) 661-9349

Any such notice will be deemed to have been received on the earlier of the date actually received, on the next business day following transmission if by facsimile transmission, or the date five (5) days after the same was posted or sent.

7.                 Modification: Amendments: Entire Agreement.

This Agreement may not be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by you and such officer as may be specifically designated by the Board. No waiver by either party at any time of any breach by the other party of, or compliance with, any condition or provision of this Agreement to be performed by such other party will be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. Except as set forth in your Employment Agreement, no agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement.

8.                 Governing Law and Jurisdiction.

This Agreement will be governed by and interpreted in accordance with the laws of the Province of British Columbia and applicable laws of Canada and the parties hereto attorn to the exclusive jurisdiction of the courts of such province.

9.                 Validity.

The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision of this Agreement, which will remain in full force and effect.

10.          No Employment or Service Contract.

Nothing in this Agreement will confer upon you any right to continue in the employment of the Company for any period of specific duration. Further, this Agreement does rot restrict in any way either party’s rights to terminate your employment pursuant to the Employment Agreement.

If the foregoing sets forth our agreement on this matter, kindly sign and return to the Company a copy of this letter.

Yours truly,
URIGEN HOLDINGS INC.
By:	/s/ MARTIN SHMAGIN, CFO
Authorized Signatory

Accepted and agreed to by Terry Nida as of the 21st day of April, 2006

/s/ TERRY NIDA
Terry Nida

SCHEDULE D

CONFIDENTIALITY AGREEMENT AND
ASSIGNMENT OF INVENTIONS

URIGEN HOLDINGS INC.

PRIVATE AND CONFIDENTIAL	As of May 1, 2006

Terry Nida
211 Ferry Landing Road
Cordele, Georgia
31015 USA

Dear Mr. Nida:

The purpose of this letter is to confirm and record the terms of the agreement (the “Agreement”) between you and Urigen Holdings Inc. (the “Company”) concerning the terms on which you will (i) receive from and disclose to the Company proprietary and confidential information; (ii) agree to keep the information confidential, to protect it from disclosure and to use it only in accordance with the terms of this Agreement; and (iii) assign to the Company rights, including any ownership interest which may arise in all inventions and intellectual property developed or disclosed by you over the course of your work during your employment with the Company. The effective date (“Effective Date”) of this Agreement is the date that you start or started working at the Company, as indicated in the employment agreement between you and the Company dated as of the date of this Agreement.

In consideration of the offer of employment by the Company and the payment by the Company to you of the sum of CDN$1.00 and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, you and the Company hereby agree as follows:

1.          INTERPRETATION

1.1        Definitions.   In this Agreement:

(a)                        “Business” will mean the business actually carried on by the Company, directly or indirectly, whether under an agreement with or in collaboration with, any other party including but not exclusively the discovery, development, manufacturing, distribution, marketing and sale of (i) U101 and products for the treatment of Interstitial Cystitis; and (ii) any other products that the Company discovers or commercially develops during your involvement in any capacity with the Company.

(b)                       “Confidential Information”, subject to the exemptions set out in Section 2.8, will mean any non-public information relating to the Company’s Business. whether or not conceived, originated, discovered, or developed in whole or in part by you, and which, without limiting the generality of the foregoing, will include;

(i)                          scientific strategies. concepts, designs, inventions, know-how, information, material, formulas, processes, devices, programs, methods and proprietary rights in the nature of copyrights, patents, trademarks, licenses and industrial designs;

(ii)                      financial, personnel, operations, clinical, regulatory, marketing, advertising and commercial information and strategies, customer lists, compilations, agreements and contractual records and correspondence;

(iii)                  all biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, clinical, research, safety and quality control data and information, and all applications, registrations, licenses, authorizations, approvals and correspondence submitted to regulatory authorities;

(iv)                    unique combinations of separate items that are not generally known and items provided or disclosed to the Company by third parties subject to restrictions on use or disclosure; and

(v)                        all information relating to the businesses of competitors of the Company including information relating to competitors research and development, intellectual property, operations, financial, clinical, regulatory, marketing, advertising and commercial strategies that is not generally known.

(c)                        “Interstitial Cystitis” means a disease of the bladder characterized by pain, urgency and frequency of urination.

(d)                       “Inventions” will mean any and all inventions, discoveries, developments, enhancements, improvements, concepts, formulas, processes, ideas, technology, know-how, all documents, memoranda. notes or other writings prepared by you and all other intellectual property, whether or not patentable and whether or not reduced to practice, as well as all applications, registrations and related foreign applications filed and registrations granted thereon.

(e)                        “Work Product” will mean any and all Inventions relating to the Company’s Business resulting from any work performed by you for the Company that you may invent or co-invent during your involvement in any capacity with the Company, except those Inventions invented by you entirely on your own time that do not relate to the Company’s Business or do not derive from any equipment, supplies, facilities, Confidential Information or other information, gained, directly or indirectly, by you from or through your involvement in any capacity with the Company.

2.          CONFIDENTIALITY

2.1        Basic Obligation of Confidentiality.   Except as set out in this Agreement, you will keep strictly confidential all Confidential Information and all other information belonging to the Company that you acquire, observe or are informed of, directly or indirectly, in connection with your involvement, in any capacity, with the Company.

2.2        Fiduciary Capacity.   You will be and act toward the Company as a fiduciary in respect of the Confidential Information.

2.3        Non-disclosure.   Unless the Company first gives you written permission to do so under Section 2.7 of this Agreement, you will not at any time, either during or after your involvement in any capacity with the Company;

(a)                        use or copy Confidential Information or your recollections thereof;

(b)                       publish or disclose Confidential Information or your recollections thereof to any person other than to employees or consultants of the Company who have a need to know such Confidential Information for their work for the Company;

(c)                        permit or cause any Confidential Information to be used, copied, published, disclosed, translated or adapted except as otherwise expressly permitted by this Agreement; or

(d)                       permit or cause any Confidential Information to be stored off the premises of the Company, including permitting or causing such Information to be stored in electronic format on personal computers, except in accordance with any written procedures of the Company in effect from time to time.

2.4        Taking Precautions.   You will take all reasonable precautions necessary or prudent to prevent material in your possession or control that contains or refers to Confidential Information from being discovered, used or copied by third parties. You will not transfer any material to another person outside of the Company, unless a material transfer agreement has been signed by both the Company and the other party. You will not accept any material from another person outside of the Company, unless in accordance with any written procedures of the Company in place from time to time.

2.5        Company Ownership of Confidential Information.   As between you and the Company, the Company will own all right, title and interest in and to the Confidential Information, whether or not created or developed by you.

2.6        Return of Confidential Information.   Upon the request of the Company, you will promptly return to the Company every original and copy in whatever medium in your possession or control containing Confidential Information.

2.7        Purpose of Use.   You will use Confidential Information only for purposes authorized or directed by the Company.

2.8        Exemptions.   Your obligation of confidentiality under this Agreement will not apply to any of the following:

(a)                        information that is already known to you, though not due to a prior disclosure by the Company or by a person who obtained knowledge of the information, directly or indirectly, from the Company;

(b)                       information disclosed to you by another person who is not obliged to maintain the confidentiality of that information and who did not obtain knowledge of the information, directly or indirectly, from the Company;

(c)                        information that is developed by you independently of Confidential Information received from the Company and such independent development can be documented by you;

(d)                       other particular information or material which the Company expressly exempts by written instrument signed by the Company;

(e)                        information or material that is in the public domain through no fault of your own; and

(f)                          information or material that you are obligated by law to disclose, to the extent of such obligation, provided that:

(i)                          in the event that you are required to disclose such information or material, then, as soon as you become aware of this obligation to disclose, you will provide the Company with prompt written notice so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement;

(ii)                      if the Company agrees that the disclosure is required by law, it will give you written authorization to disclose the information for the required purposes only;

(iii)                  if the Company does not agree that the disclosure is required by law, this Agreement will continue to apply, except to the extent that a Court of competent jurisdiction orders otherwise; and

(iv)                    if a protective order or other remedy is not obtained or if compliance with this Agreement is waived, you will furnish only that portion of the Confidential Information that is legally required and will exercise all reasonable efforts to obtain confidential treatment of such Confidential Information.

3.          ASSIGNMENT OF INTELLECTUAL PROPERTY RIGHTS

3.1        Notice of Invention.   You agree to promptly and fully inform the Company of all your Work Product throughout the course of your involvement in any capacity with the Company, whether or not developed before or after your execution of this Agreement. On your ceasing to be employed by the Company for any reason whatsoever, you will immediately deliver up to the Company all of your Work Product. You further agree that all of your Work Product will at all times be the Confidential Information of the Company.

3.2        Assignment of Rights.   Subject only to those exceptions set out in Exhibit A hereto, you will assign, and do hereby assign, to the Company or, at the option of the Company and upon notice from the Company, to the Company’s designee, your entire right, title and interest in and to all of your Work Product during your involvement in any capacity with the Company and all other rights and interests of a proprietary nature in and associated with your Work Product. To the extent that you retain or acquire legal title to any such rights and interests, you hereby declare and confirm that such legal title is and will be held by you only as trustee and agent for the Company. You agree that the Company’s rights hereunder will attach to all of your Work Product, notwithstanding that it may be perfected or reduced to specific form after you have terminated your relationship with the Company. You further agree that the Company’s rights hereunder are not limited to Canada but will extend to every country of the world.

3.3        Moral Rights.   Without limiting the foregoing, you irrevocably waive any and all moral rights arising under the Copyright Act (Canada), as amended, or any successor legislation of similar force and effect or similar legislation in other applicable jurisdictions or at common law that you may have with respect to your Work Product, and agree never to assert any moral rights which you may have in your Work Product, including, without limitation, the right to the integrity of such Work Product, the right to be associated with the Work Product, the right to restrain or claim damages for any distortion, mutilation or other modification or enhancement of the Work Product and the right to restrain the use or reproduction of the Work Product in any context and in connection with any product, service, cause or institution, and you further confirm that the Company may use or alter any such Work Product as the Company sees fits in its absolute discretion.

3.4        Goodwill.   You hereby agree that all goodwill you have established or may establish with clients, customers, suppliers, principals, shareholders, investors, collaborators, strategic partners, licensees, contacts or prospects of the Company relating to the business or affairs of the Company (or of its partners, subsidiaries or affiliates), both before and after the Effective Date, will, as between you and the Company, be and remain the property of the Company exclusively, for the Company to use, alter, vary, adapt and exploit as the Company will determine in its discretion.

3.5        Assistance.   You hereby agree that during your employment by the Company and thereafter, you will reasonably assist the Company, at the Company’s expense, with respect to signing further documents and doing such acts and other things reasonably requested by the Company to confirm the transfer of ownership of rights in the Work Product to the Company and to permit the Company to obtain patents or copyrights or other similar registration rights covering the Work Product. You further agree to cooperate to the extent and in the manner requested by the Company in the prosecution and maintenance of any such rights.

3.6        Assistance with Proceedings.   You hereby agree that during your employment by the Company and thereafter, you will reasonably assist the Company, at the Company’s reasonable request and expense, in connection with any defence to an allegation of infringement of another person’s intellectual property rights, claim of invalidity of another person’s intellectual property rights, opposition to, or intervention regarding, an application for letters patent, copyright or trademark or other proceedings relating to intellectual property or applications for registration thereof or any other litigation or proceeding involving any Work Product in any country of the world.

4.          GENERAL

4.1        Term and Duration of Obligation.   The term of this Agreement is from the Effective Date and terminates on the date that you are no longer working at or for the Company Except as otherwise agreed in a written instrument signed by the Company. Articles 1, 2 and 3 and Sections 4.2, 4.3, 4.4, 4.5, 4.6, 4.7, 4.8, 4.9, 4.10, 4.11, 4.12 and 4.13 will survive the termination of this Agreement, including your obligations of confidentiality and to return Confidential Information, and will endure, with respect to each item of Confidential Information, for so long as those items fall within the definition of Confidential Information.

4.2        Binding Nature of Agreement.   This Agreement is not assignable by you. You agree that this Agreement will be binding upon your heirs and estate. This Agreement and rights and obligations hereunder may be assigned by the Company.

4.3        No Conflicting Obligations.   You represent and warrant that you will not without legal authority use or disclose to other persons at the Company information that (i) constitutes a trade secret of persons other than the Company during your employment at the Company, or (ii) which is confidential information owned by another person. You represent and warrant that you have no agreements with or obligations to others with respect to the matters covered by this Agreement or concerning the Confidential Information that are in conflict with anything in this Agreement.

4.4        Equitable Remedies.   You acknowledge and agree that a breach by you of any of your obligations under this Agreement would result in damages to the Company that could not be adequately compensated by monetary award. Accordingly, in the event of any such breach by you, in addition to all other remedies available to the Company at law or in equity, the Company will be entitled as a matter of right to apply to a court of competent jurisdiction for such relief by way of restraining order, injunction, decree or otherwise, as may be appropriate to ensure compliance with the provisions of this Agreement, without having to prove damages or post security to the court, as well as an equitable accounting of all your profits or benefits arising out of such breach. In the event the Company is successful in obtaining any injunction or is otherwise successful in any other action arising out of a breach of this Agreement, you will pay to the Company the full amount of the Company’s legal fees and expenses incurred by the Company in pursuing such action(s).

4.5        Publicity.   You will not, without the prior written consent of the Company, make or give any public announcements, press releases or statements to the public or the press regarding the Company Business or any Confidential Information.

4.6        Severability.   If any covenant or provision of this Agreement or of a section of this Agreement is determined by a court of competent jurisdiction to be void or unenforceable in whole or in part, then such void or unenforceable covenant or provision will not affect or impair the enforceability or validity of the balance of the section or any other covenant or provision.

4.7        Time of Essence/No Waiver.   Time is of the essence hereof and no waiver, delay, indulgence, or failure to act by the Company regarding any particular default or omission by you will affect or impair any of the Company’s rights or remedies regarding that or any subsequent default or omission that is not expressly waived in writing, and in all events time will continue to be of the essence without the necessity of specific reinstatement.

4.8        Further Assurances.   The parties will execute and deliver to each other such further instruments and assurances and do such further acts as may be required to give effect to this Agreement.

4.9        Notices.   All notices and other communications that are required or permitted by this Agreement must be in writing and will be hand delivered or sent by express delivery service or certified or registered mail, postage prepaid, or by facsimile transmission (with written confirmation copy by registered first-class mail) to the parties at the addresses indicated below.

If to the Company:
Urigen Holdings Inc.
515 West Hastings Street, Suite 7333
Vancouver, B.C. V6B 5K3
Attn: President and CEO

With a copy to counsel for the Company:
Farris, Vaughan, Wills & Murphy LLP
2500—700 West Georgia Street
Vancouver, BC, V7Y 1B3
Attn: R. Hector MacKay- Dunn Q.C.
Fax: (604) 661-9349

If to you;
Terry Nida
211 Ferry Landing Road
Cordele, Georgia
31015 USA
Fax:(229) 273-0325

Any such notice will be deemed to have been received on the earlier of the date actually received, on the next business day following transmission it by facsimile transmission. or the date five (5) days after the same was posted or sent. Either party may change its address or its facsimile number by giving the other party written notice, delivered in accordance with this Section.

4.10     Amendment.   No amendment, modification, supplement or other purported alteration of this Agreement will be binding unless it is in writing and signed by you and by the Company.

4.11     Entire Agreement.   This Agreement supersedes all previous  dealings, understandings, and expectations of the parties and constitutes the whole agreement with respect to the matters contemplated hereby. Except as set forth in your Employment Agreement, there are no representations, warranties, conditions or collateral agreements between the parties with respect to the matters contemplated hereby except as expressly set out herein.

4.12     Governing Law.   This Agreement will be governed by and interpreted in accordance with the laws of the Province of British Columbia and applicable laws of Canada and the parties hereto attorn to the exclusive jurisdiction of the provincial and federal courts of such province.

4.13     Independent Legal Advice.   You hereby acknowledge that you have obtained or have had an opportunity to obtain independent legal advice in connection with this Agreement, and further acknowledge that yon have read, understand, and agree to be bound by all of the terms and conditions contained herein.

Acceptance

If the foregoing terms and conditions are acceptable to you, please indicate your acceptance of and agreement to the terms and conditions of this Agreement by signing below on this letter and on the enclosed copy of this letter in the space provided and by returning the enclosed copy so executed to us. Your execution and delivery to the Company of the enclosed copy of this letter will create a binding agreement between us.

Thank you for your cooperation in this matter.

Yours truly,

URIGEN HOLDINGS INC.
By:	/s/ Martin Shmagin, CFO
Authorized Signatory

Accepted and agreed as of the 21st day of April 2006
	/s/ Amie Franklin	/s/ Terry Nida
	Witness Signature	Signature of Terry Nida
Amie Franklin
Witness Name
Scientist
Occupation
693 San Bruno Ave # 2, Brisbane CA 94005
Address

EXHIBIT A

EXCEPTIONS TO SECTION 3.2
ASSIGNMENT OF RIGHTS

[NONE IF LEFT BLANK]

Exhibit J: C. Lowell Parsons’ Redistribution

Name of Shareholder	Shares of Common Stock Transferred from C. Lowell Parsons
Robert Parsons	30,000
Howard Parsons	2,000
Marilyn and Robert Rieker	38,000
Karen Rieker	10,000

Schedule 3.4

Capitalization

SECOND AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

THIS SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into as of March 28, 2007, by and among VALENTIS, INC., a Delaware corporation (“Parent”), VALENTIS HOLDINGS, INC., a Delaware corporation and direct wholly-owned subsidiary of Parent (“Merger Sub”), and URIGEN N.A., INC., a Delaware corporation (“Urigen”).

Reference is hereby made to that certain Agreement and Plan of Merger, dated as of October 5, 2006, as amended February 1, 2007, by and among Parent, Merger Sub, and Urigen (the “Merger Agreement”). Capitalized terms used and not otherwise defined herein shall have the respective meaning ascribed to such terms in the Merger Agreement.

WHEREAS, Parent, Merger Sub, and Urigen wish to amend the terms of the Merger Agreement as more fully set forth under Section I of this Amendment.

NOW, THEREFORE, in consideration of the agreements, provisions and consents contained herein, and other good and valuable consideration, the receipt and sufficiency of which the parties hereby acknowledge, the parties hereto agree as follows:

I.                   Amendment to Merger Agreement

A.         Section 14.1(d)(i) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(i)       if the Effective Time of the Merger has not occurred on or prior to May 31, 2007 (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this clause shall not be available to any party whose failure to fulfill any material obligation of this Agreement or other material breach of this Agreement has been the cause of, or resulted in, the failure of the Effective Time of the Merger to have occurred on or prior to the aforesaid date;”

II.              Miscellaneous Provisions

A.         Remaining Terms Unaffected. Except for the amendments to the Merger Agreement set forth herein, all other provisions of the Merger Agreement shall remain in full force and effect and are incorporated herein as if fully set forth herein.

B.         Governing Law. This Amendment shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof, except to the extent that Section 2709 of the Delaware Code would require or permit application of the laws of the State of Delaware.

C.         Counterparts and Facsimile Signature. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Amendment may be executed by facsimile signature.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

VALENTIS, INC.
By	/s/ BENJAMIN F. MCGRAW, III
Benjamin F. McGraw, III
President
VALENTIS HOLDINGS, INC.
By:	/s/ BENJAMIN F. MCGRAW, III
Benjamin F. McGraw, III
President
URIGEN N.A., INC.
By:	/s/ MARTIN E. SHMAGIN
Martin E. Shmagin
Chief Financial Officer

THIRD AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

THIS THIRD AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into as of May 14, 2007, by and among VALENTIS, INC., a Delaware corporation (“Parent”), VALENTIS HOLDINGS, INC., a Delaware corporation and direct wholly owned subsidiary of Parent (“Merger Sub”), and URIGEN N.A., INC., a Delaware corporation (“Urigen”).

Reference is hereby made to that certain Agreement and Plan of Merger, dated as of October 5, 2006, as amended February 1, 2007 and March 28, 2007, by and among Parent, Merger Sub and Urigen (the “Merger Agreement”). Capitalized terms used and not otherwise defined herein shall have the respective meaning ascribed to such terms in the Merger Agreement.

WHEREAS, Parent, Merger Sub, and Urigen wish to amend the terms of the Merger Agreement as more fully set forth under Section I of this Amendment.

NOW, THEREFORE, in consideration of the agreements, provisions and consents contained herein, and other good and valuable consideration, the receipt and sufficiency of which the parties hereby acknowledge, the parties hereto agree as follows:I.                Amendment to Merger Agreement

A.         Section 2.14(d) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(d)      In the event of any Liquidity Shortfall or any Net Worth Shortfall, the Merger Consideration will be adjusted by an increase in the number of shares issuable to the holders of Urigen Stock by an aggregate amount equal to the amount of the Liquidity Shortfall or Net Worth Shortfall (whichever is greater) divided by the weighted 30-day average price of Parent Stock as quoted on the Nasdaq Capital Market calculated for the 30-day period immediately prior to the first public announcement of the transactions contemplated by this Agreement (the “Shortfall Shares”) and such Shortfall Shares shall be issued pro rata to the Urigen Stockholders (the “Closing Adjustment”). No fractional Shortfall Shares shall be issued and any fractional Shortfall Share amount to which the holders of Urigen Stock would be entitled to as a result of such Closing Adjustment shall instead be paid in cash (without interest) in a manner consistent with Section 2.9 of this Agreement.”

B.         Section 14.1(d)(i) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(i)       if the Effective Time of the Merger has not occurred on or prior to June 30, 2007 (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this clause shall not be available to any party whose failure to fulfill any material obligation of this Agreement or other material breach of this Agreement has been the cause of, or resulted in, the failure of the Effective Time of the Merger to have occurred on or prior to the aforesaid date;”

II.     Miscellaneous Provisions

A.         Remaining Terms Unaffected.   Except for the amendments to the Merger Agreement set forth herein, all other provisions of the Merger Agreement shall remain in full force and effect and are incorporated herein as if fully set forth herein.

B.         Governing Law.   This Amendment shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof, except to the extent that Section 2709 of the Delaware Code would require or permit application of the laws of the State of Delaware.

C.         Counterparts and Facsimile Signature.   This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Amendment may be executed by facsimile signature.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

VALENTIS, INC.
By	/s/ BENJAMIN F. MCGRAW, III
Benjamin F. McGraw, III
Chief Executive Officer and President
VALENTIS HOLDINGS, INC.
By:	/s/ BENJAMIN F. MCGRAW, III
Benjamin F. McGraw, III
Chief Executive Officer and President
URIGEN N.A., INC.
By:	/s/ MARTIN E. SHMAGIN
Martin E. Shmagin
Chief Financial Officer

Annex B

September 29, 2006

The Board of Directors of Valentis, Inc.
863A Mitten Road
Burlingame, CA 94010

Dear Members of the Board of Directors:

We understand that Valentis, Inc., a Delaware corporation (“Valentis” or the “Company”), will enter into an agreement to acquire all of the outstanding capital stock of Urigen N.A., Inc., a Delaware corporation (“Urigen”), (including all issued and outstanding capital stock, options and other securities convertible in or exercisable for common stock of Urigen), either directly or indirectly through Valentis Holdings, Inc., a Delaware corporation (“Sub”), which is or will be a wholly owned subsidiary of Valentis. Sub intends to merge with and into Urigen whereupon Sub will cease to exist and Urigen will be the surviving corporation (the “Merger”). As the surviving corporation, Urigen will be a wholly owned subsidiary of the Valentis.

Pursuant to the draft Agreement and Plan of Merger (the “Agreement”), dated September 27, 2006, each share of the Fully Diluted Urigen common stock issued and outstanding immediately prior to the Effective Time (other than any shares held by dissenting stockholders referred to in Section 2.11 of the Agreement), shall by virtue of the Merger become and be converted into the right to receive from Company a number of shares of the Company’s common stock, par value $0.001 per share, of Company common stock equal to 200 percent of the Fully Diluted Company common stock outstanding (those currently outstanding plus those issued or issuable pursuant to outstanding options, warrants or other convertible securities) at Closing (“Merger Consideration”). The transaction as summarized above is hereinafter referred to as the “Transaction.”

The terms and conditions of the Transaction are set forth in more detail in the Agreement. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

You have requested our opinion (the “Opinion”) with respect to the fairness, from a financial point of view, of the Merger Consideration to be issued by Valentis to the stockholders of Urigen in the Transaction. In connection with this Opinion, we have made such reviews, analyses and inquiries, as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.                 Reviewed non-public internal financial information and other data prepared by the management of Valentis, relating to the business and financial prospects of Valentis, as well as audited financial statements, cash flow statements and balance sheets for the years ended June 2004, 2005 and 2006;

2.                 Reviewed non-public internal financial information and other data prepared by the management of Urigen, relating to the business and financial prospects of Urigen;

3.                 Discussed with members of the senior management of both Valentis and Urigen the business, operations, financial condition, future prospects and projected operations and performance of Valentis and Urigen, respectively, on a stand-alone basis and on a combined basis following the Merger;

4.                 Reviewed the Draft Agreement and Plan of Merger as of September 27, 2006 between Valentis, Sub and Urigen;

5.                 Reviewed non-public internally generated projections for Valentis and Urigen through 2011;

6.                 Reviewed publicly available financial information and stock market data with respect to certain other companies engaged in businesses we believe to be generally comparable to that of Valentis and Urigen (the “Comparables”);

7.                 Reviewed the financial terms, to the extent publicly available, of certain other merger transactions;

8.                 Reviewed the reported prices and trading activity of Valentis’ common stock;

9.                 Reviewed Valentis’ Form 10-K filings for the fiscal years ending 2004, 2005 and 2006;

10.          Discused with Valentis management and reviewed certain documents regarding Valentis’ plan to divest its IP portfolio, including a list of potential buyers the Company is in laterstage discussions with and the expected cash proceeds from those asset sales;

11.          Reviewed the non-public Urigen internal business plan, dated September 2006;

12.          Prepared various other financial analysis to assess the value of Valentis and Urigen; and

13.          Conducted such other financial studies, analyses and investigations and considered such other information, as we deemed appropriate.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by B. Riley and Co. Inc. (“B. Riley”) in connection with the rendering of our Opinion to Company’s Board of Directors. All of the information B. Riley used to arrive at its Opinion may not be expressly set forth in the following summary.

We have assumed the following selected facts, terms and conditions of the Merger between Valentis and Urigen and their respective affiliates which we have considered in rendering our Opinion:

•       Urigen’s shareholders would receive Valentis common stock shares in an amount equal to 200 percent of the amount of Valentis’ fully diluted common stock shares (those shares currently outstanding plus those issued or issuable under outstanding options, warrants and warrants or other convertible securities on a net exercise basis) on the closing date. Therefore, following the Transaction, Urigen’s stockholders will own approximately 67% of Valentis common stock, and Valentis’ current stockholders will own approximately 33% of the Company’s common stock.

•       An S-4 will be filed to register the securities that will be issued and held by the current Urigen stockholders.

•       We assume the following selective conditions to be satisfied as of Closing as follows:

•       Implementation of certain changes to retention and bonus arrangements for certain executives of Valentis

•       No material adverse effects to the Company

•       No Extraordinary Adjustments occur

•       Receipt of all required governmental and regulatory approvals

•       All other conditions of Closing are satisfied as set forth in the Agreement

We understand that Valentis has received a “going concern” opinion from its independent auditors and that its management indicates that the value of its lead product candidate, VLTS 934, and other intellectual property have limited applications. Therefore, Valentis has begun a corporate restructuring, including the winding down of its operations and termination of employees.

B. Riley reviewed the financial terms of the proposed transaction, including the Merger Consideration representing the number of shares of the common stock of Valentis received by stockholders of Urigen for each share of Urigen common stock held by such stockholder. The following is a summary of the methodologies used by B. Riley & Co. in evaluating relative value between Valentis and Urigen.

Urigen Analysis

Comparable Public Company Analysis

B. Riley performed a comparable public companies analysis as part of its evaluation of Urigen based on various equity and enterprise values of selected comparable public companies. B. Riley selected the comparable public companies that are in the biopharmaceutical industry and which B. Riley believes are at a similar stage of development as Urigen. B. Riley selected these companies based on information obtained by searching Securities and Exchange Commission filings, public company disclosures, press releases, industry and popular press reports, databases and other sources.

The 10 publicly-traded companies that B. Riley reviewed:

•       Adherex Technologies, Inc.

•       AP Pharma, Inc.

•       Cyclacel Pharmaceuticals, Inc.

•       Memory Pharmaceuticals Corp.

•       Pharmos Corp.

•       Parc Paradisio SA

•       Pro-Pharmaceuticals, Inc.

•       Regenerx Biopharmaceuticals, Inc.

•       Sunesis Pharmaceuticals, Inc.

•       Targeted Genetics Corp.

This analysis showed that, based on the estimates and assumptions used in the analysis, the enterprise value of Urigen implied by the Merger Consideration set forth in the Agreement was within the range of values of the comparable companies.

Discounted Cash Flow Analysis

B. Riley performed a discounted cash flow, or DCF, analysis as part of its valuation of Urigen. Historical and projected financial results are based upon information provided by Urigen’s management.

The discounted cash flow analysis relates the value of an asset or business to the present value of expected future cash flows to be generated by that asset or business. Discounted cash flow has two components: (1) the present value of the projected after-tax cash flows after payment of any associated expenses and capital requirements necessary to generate the related cash flows, which we refer to as after-tax free cash flows, for a determined period and (2) the present value of the terminal value of the asset or business at the end of the period. In the discounted cash flow analysis, the projected after-tax free cash flows exclude the impact of interest income and interest expense. The terminal revenue multiple methodology is utilized to calculate a terminal value by applying a multiple to the revenue of the asset or business in the last year of the relevant projections. The terminal value calculated is an estimate for the value of the annual free cash flow of the asset or business beyond the terminal year projected into perpetuity.

B. Riley performed a discounted cash flow analysis assuming:

•       a range of illustrative discount rates of 25% to 35% and a range of terminal revenue multiples (based on estimated 2011 revenue) of 3.0x to 5.0x.

The discount rate reflects the relative risk of achieving the expected future cash flows. B. Riley selected a range that approximates the relative risk for companies at similar stages of development as Urigen. In addition, in order to further measure the inherent risk in Urigen’s business, part of B. Riley’s analysis included deriving values within the DCF framework with financial projections provided by Urigen that were reduced by fifty percent. Based upon the aforementioned discounted cash flow analysis, the 67% ownership attributed to Urigen stockholders as the Merger Consideration is within the anticipated relative ownership range.

Selected Recent Initial Public Offering Analysis

B. Riley reviewed selected financial data for Urigen and compared this information to corresponding data for selected publicly traded companies that are in the biopharmaceutical industry and that completed the initial public offering of their common stock during the period February 1, 2006 through August 6, 2006. B. Riley selected companies that it believes are at similar stage of development as Urigen. B. Riley selected these companies based on information obtained by searching Securities and Exchange Commission filings, public company disclosures, press releases, industry and popular press reports, databases and other sources.

B. Riley identified and analyzed eight comparable companies:

•       Osirus Therapeutics, Inc.

•       Cleveland Biolabs, Inc.

•       Novacea, Inc.

•       Targacept, Inc.

•       Vanda Pharmaceuticals, Inc.

•       Altus Pharmaceuticals, Inc.

•       Acorda Therapeutics, Inc.

•       Iomai Corporation

This analysis showed that, based on the estimates and assumptions used in the analysis, the enterprise value of Urigen implied by the Merger Consideration set forth in the Agreement was within the range of values of the recent initial public offering companies.

Valentis Analysis

Selected Precedent Transactions Analysis

B. Riley performed selected precedent transactions analyses as part of the evaluation of Valentis based on transaction values for selected merger and acquisition transactions that B. Riley believed to be comparable to this transaction. B. Riley selected these particular transactions based upon the stage of product development, business prospects, the relative size of the transaction in comparison to Valentis, the timing of when the transactions occurred and the relative financial conditions of the target companies. Each of the transactions involved a target company that was being acquired, in part, for its available cash balance and public market status. Then using publicly available information, B. Riley reviewed and analyzed certain financial and operating data relating to the selected transactions. B. Riley identified and analyzed six such transactions:

•       TorreyPines Therapeutics, Inc.’s acquisition of Axonyx, Inc. (Pending)

•       Infinity Pharmaceuticals, Inc.’s acquisition of Discovery Partners, Inc.

•       Micromet, Inc.’s acquisition of CancerVax Corp.

•       Cyclacel Pharmaceutical, Inc.’s acquisition of Xcyte Therapies, Inc.

•       EpiCept Corporation’s acquisition of Maxim Pharmaceuticals

•       GenVec, Inc.’s acquisition of Diacrin, Inc.

Based on the estimates and assumptions used in the analysis, this analysis showed that the 67% ownership of Valentis common stock attributed to Urigen stockholders as the Merger Consideration is within the anticipated relative ownership range.

Discounted Cash Flow Analysis

B. Riley performed a discounted cash flow, or DCF, analysis as part of its valuation of Valentis. Valentis’ historical and projected financial results are based upon information provided by the Company’s management.

The discounted cash flow analysis relates the value of an asset or business to the present value of expected future cash flows to be generated by that asset or business. Discounted cash flow has two components: (1) the present value of the projected after-tax cash flows after payment of any associated expenses and capital requirements necessary to generate the related cash flows, which we refer to as after-tax free cash flows, for a determined period and (2) the present value of the terminal value of the asset or business at the end of the period. In the discounted cash flow analysis, the projected after-tax free cash flows exclude the impact of interest income and interest expense. The terminal revenue multiple methodology is utilized to calculate a terminal value by applying a multiple to the revenue of the asset or business in the last year of the relevant projections. The terminal value calculated is an estimate for the value of the annual free cash flow of the asset or business beyond the terminal year projected into perpetuity. In this DCF valuation, the terminal value is determined using the range of revenue multiples found in the comparable precedent transaction analysis.

B. Riley performed a discounted cash flow analysis assuming:

•       a range of illustrative discount rates of 10% to 20% and a range of terminal revenue multiples (based on estimated 2011 Revenue) of 2.0x to 4.0x;

The discount rate reflects the relative risk of achieving the expected future cash flows. B. Riley selected a range that approximates the relative risk for companies that are comparable to Valentis. Based upon the aforementioned discounted cash flow analysis, the 67% ownership of Valentis common stock attributed to Urigen stockholders as the Merger Consideration is within the anticipated relative ownership range.

Miscellaneous

In connection with rendering its Opinion, B. Riley performed a variety of financial analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to a partial analysis or summary description.

Accordingly, notwithstanding the analyses summarized above, B. Riley believes that its analyses must be considered as a whole and that selecting portions of the analyses and factors considered by them, without considering all such analyses and factors, or attempting to ascribe relative weights to some or all such analyses and factors, could create an incomplete view of the evaluation process underlying the Opinion.

Our engagement and the Opinion expressed herein are for the benefit of the Board of Directors of Valentis (the “Board”), and our Opinion is rendered in connection with the Board’s consideration of the Transaction. It is further understood that this Opinion may not be used for any other purpose, nor may it be reproduced, disseminated, quoted or referred to at any time, in whole or in part, in any manner or for any purpose, without our prior written consent; provided, however, that this Opinion and any description thereof may be included in its entirety in any proxy statement or consent solicitation statement distributed to the Company’s stockholders in connection with the Transaction provided that any such inclusion or description shall be subject to our prior review and approval, which will not be unreasonably withheld.

We have relied upon the representations of the Company and Urigen and assumed, without independent verification, that financial statements, forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company and Urigen, and that there has been no material change in the assets, financial condition and business prospects of the Company and Urigen since the date of the most recent financial statements made available to us. We have further relied upon the assurances of the Company and Urigen that the information provided has been prepared on a reasonable basis in accordance with industry practice and, with respect to financial planning data, reflects the best currently available estimates and judgments of the Company and Urigen and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. We express no opinion as to such financial planning data or the assumptions on which it is based.

We have assumed that the executed form of the Agreement, including the exhibits and disclosure schedules thereto, will not vary in any respect that is material to our analysis from the unexecuted form of Agreement, dated September 27, 2066, reviewed by us as of the date of this Opinion, and that the Merger will be consummated in accordance with the terms set forth in such draft, including, among other things, that the Merger will be accounted for as a tax-free reorganization pursuant to Section 368 (a) of the United States Internal Revenue Code of 1986, as amended.

We have not independently verified the accuracy or completeness of the financial and other information supplied to us or made publicly available and do not assume any responsibility with respect to it. We have not assumed any responsibility or liability for that information. We have relied upon the Company and Urigen, or their respective legal counsel, as the case may be, with respect to interpretations of the provisions contained in the constituent documents and related agreements of the Company and Urigen and the application of applicable law to such documents. We have not made any independent appraisal of any of the properties or assets (including, but not limited to, the intellectual property) of the Company or Urigen or conducted any independent inquiry or investigation with respect to the Company or Urigen or the Merger. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities to which the Company or Urigen is a party or may be subject and, at your direction and with your consent, our Opinion makes no assumption concerning, and therefore does not consider, the possible assertions of claims, outcomes or damages arising out of any such matters.

The financial markets in general, and the markets for the securities of the Company in particular, are subject to volatility, and this Opinion does not purport to address potential developments in the financial markets or the markets for the securities of the Company after the date hereof. This Opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us as of the date of this letter; events occurring after the date hereof could materially affect the assumptions used in preparing this Opinion. We have not undertaken to reaffirm or revise this Opinion or otherwise comment upon any circumstances or events occurring after the date hereof and we assume no responsibility to update, revise or reaffirm this Opinion after the date hereof.

B. Riley has not acted as a financial advisor to the Company or Urigen in connection with the Transaction, other than pursuant to this Opinion. This Opinion and B. Riley’s fees are not contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement, including the rendering of this Opinion.

This Opinion addresses solely the fairness of the Merger Consideration, from a financial point of view, and does not address any other terms or agreements relating to the Transaction. We were not requested to opine as to, and this opinion does not address, the Company’s underlying business decision to proceed with or effect the Merger or the structure thereof, the relative merits of the Merger compared to any alternative business strategy or transaction in which the Company might engage, or whether any alternative transaction might produce superior benefits to the Company and does not constitute an opinion or recommendation to any director or stockholder as how to vote with respect to the proposed Merger.

This Opinion is delivered to the members of the Board of Directors of Company subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and our engagement letter, dated September 15, 2006, and subject to the understanding that the obligations of B. Riley in delivering this Opinion in connection with the Merger are solely corporate obligations, and no officer, director, employee, agent, membership unit holder or controlling person of B. Riley shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of any recipient of this opinion. The Company has also agreed to indemnify B. Riley for certain liabilities that may arise out of rendering this Opinion.

Based upon and subject to the foregoing, it is our Opinion that, as of the date hereof, the Merger Consideration proposed to be issued by Valentis in connection with the Transaction is fair, from a financial point of view.

Very truly yours,

B. Riley & Co., Inc.

Annex C

§ 262 APPRAISAL RIGHTS.

(a)        Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)        Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1)        Provided; however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2)        Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

b.          Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

c.          Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

d.          Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

e.          Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3)        In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)        Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)        Appraisal rights shall be perfected as follows:

(1)        If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)        If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided; however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)        Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f)         Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)        At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)        After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)         The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)         The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)        From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided; however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l)         The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation

Annex D

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
VALENTIS, INC.,
a Delaware corporation

Benjamin F. McGraw, III, certifies:

1.          That he is the duly elected and acting President and Chief Executive Officer of Valentis, Inc., a corporation organized under the General Corporation Law of the of the State of Delaware (the “Corporation”).

2.          That at a meeting of the Board of Directors of the Corporation resolutions were duly adopted in accordance with Sections 141 and 242 of the Delaware General Corporation Law setting forth a proposed amendment of the Second Amended and Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and directing said amendment to be submitted to the stockholders of the Corporation. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article IV, subsection A of the Amended and Restated Certificate of Incorporation of the Corporation be amended by adding a paragraph thereto, which such paragraph will appear as the last paragraph of Article IV, subsection A and shall read as follows:

“Upon the effectiveness of this Certificate of Amendment of Amended and Restated Certificate of Incorporation, every           (       ) shares of the Corporation’s issued and outstanding Common Stock shall, automatically and without any action on the part of the holder thereof, be reclassified and changed into one (1) share of the Corporation’s Common Stock, par value $0.001 per share.”

3.          That thereafter, pursuant to a resolution of the Board of Directors, the Annual Meeting of the Stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the Delaware General Corporation Law, at which meeting the necessary number of shares as required by statute were voted in favor of this amendment of the Amended and Restated Certificate of Incorporation.

4.          That the amendment of the Amended and Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[Signature Page Follows]

D-1

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Corporation to be signed by the undersigned, and the undersigned has executed this certificate and affirms the forgoing as true and under penalty of perjury this        day of          , 2007.

Benjamin F. McGraw, III
President and Chief Executive Officer

D-2

Annex E

September 20, 2006

Urigen Holdings, Inc.
515 West Hastings Street, Suite 733
Vancouver, British Columbia

Attention:
William J. Garner, MD
Chief Executive Officer

Re: Valuation Analysis of the Intangible Assets of Urigen Holdings, Inc.

In accordance with the Agreement entered into on September 7, 2006 between BIO-IB, LLC, located in New York, NY (“BIO-IB”), and Urigen Holdings, Inc. located in Vancouver, British Columbia (“Urigen” or the “Company”), we have conducted an investigation and performed a valuation analysis of certain identified intangible assets of Urigen. This letter describes the methodology we used in connection with the aforementioned valuation analysis and outlines our findings.

The purpose of this valuation is to provide an opinion as of September 13, 2006 as to the fair value of certain intangible assets of Urigen (the “Assets”) in connection with a potential asset sale to a U.S. company (the “Transaction”). It is understood that our findings will serve to assist management in determining the fair value of the Assets in connection with the Transaction. This valuation analysis, letter, and report are intended solely for the information and use of Urigen and its independent auditors. It is not to be used, circulated, quoted, or otherwise referred to for any other purpose, including, but not limited to the registration, purchase, or sale of securities, nor is it to be filed with or referred to, in whole or in part, in a registration statement or any other document, except that reference may be made to it in documents filed with the U.S. Securities Exchange Commission or other regulatory agencies upon expressed written consent of BIO-IB.

For financial reporting purposes, the fair value of an asset is defined as the amount at which the asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Generally, quoted market prices in active markets serve as the best evidence of fair value and would be used as the basis for the measurement. However, due to the nature and current development stage of Urigen’s product candidates, fair values are approximated by reasonably estimating the price at which such assets would be bought or sold between willing buyers and sellers, and is based on the best information available under the current circumstances. The income method was selected to determine the fair market value and is consistent with the definition of fair value, as defined by U.S. generally accepted accounting principles (“GAAP”).

There are several methods that can be used to determine the estimated fair value of intangible assets, which represent product candidates currently under development that have not yet received regulatory approval for marketing and have no alternative future use. For the purpose of this assignment, we have utilized the income method which applies a probability weighting to the estimated future free cash flows that are derived from projected sales and estimated costs based upon management’s guidance. These estimated future free cash flows are discounted to their present values using appropriate discount rates. These discount rates incorporate specific product risk factors including: the product’s phase of development, likelihood of success, and clinical data. We also considered the development pathway, potential market sizes, and associated growth and penetration rates. The cash flows were discounted using a discount rate of 35.0%. Joint probability weightings of 15.7% to 37.0% were derived from probability weightings of 37.0% to 77.0% which were assigned based on the current phase of development and the likelihood of developmental success to each year’s free cash flow.

BIO-IB is an investment bank serving small and mid-sized life sciences companies. In performing its services, it relies on its in-house knowledge of the industry and industry information sources.

BIO-IB was engaged to provide an independent opinion of the value related to certain intangible assets of Urigen. BIO-IB has no interest in the assets that are the subject of this valuation analysis or in Urigen.

In this valuation analysis, certain intangible assets were examined including Urigen’s existing product candidate portfolio, of which U101 has been designated as the “Lead Product Candidate”. Due to the early development stage and low degree of commercialization probability of Urigen’s other product candidates: U102 (Radiation Cystitis), U103 (Dyspareunia), U301 (Acute Urethral Discomfort), and U302 (Urethritis) (collectively the “Early Stage Product Candidates”), these compounds were not ascribed any value for the purposes of this exercise. All of the Company’s current assets, tangible assets, other assets, and goodwill associated with the product candidate portfolio were not subject to independent valuation in this report.

For the purposes of this valuation we have performed certain procedures to test the reasonableness of assumptions used in the valuation process. These procedures include, but are not limited to: (1) analysis of anticipated market size and applicable growth and penetration rates for the Lead Product Candidate; (2) comparison of expected development, manufacturing, and other costs as indicated by management; and (3) sales and marketing as well as other costs associated with bringing the Lead Product Candidate to the market. Explanations were obtained from management for differences identified in these comparisons and the reasonableness of the explanations was investigated. Based on these procedures, we have determined reasonable and appropriate assumptions to use in reaching a conclusion of fair value for the identified intangible assets.

Based on the investigation and valuation methodology outlined above, it is our opinion that, as of September 13, 2006, the fair value of Urigen’s intangible assets related to its Lead Product Candidate in aggregate equals $2.4 million and is detailed as follows:

($ Amounts in USD)

	Current
	Development
Product(1)	Stage	Fair Value
U101	Phase IIb	$2,438,610

Notes:

(1)          For the purposes of this analysis only U101 was analysed due to the early development stage and the high degree of uncertainty pertaining to the remainder of Urigen’s product candidates

Please find the valuation report following this letter.

Respectfully submitted,

Ashish Sanghrajka
Managing Director
BIO-IB, LLC

Valuation Report: Intangible Assets of Urigen Holdings, Inc.

INTRODUCTION

1.                 The purpose of this valuation is to provide an opinion as of September 13, 2006 to the management of Urigen Holdings, Inc., located in Vancouver, British Columbia (“Urigen” or the “Company), as to the fair value of certain intangible assets (the “Assets”) in connection with a potential asset sale to a U.S. incorporated company (the “Transaction”). It is understood that our findings will serve to assist management in determining the fair value of the assets being sold in the Transaction. This valuation is intended solely for the information and use of Urigen and its independent auditors. It is not to be used, circulated, quoted, or otherwise referred to for any other purpose, including, but not limited to the registration, purchase, or sale of securities, nor is it to be filed with or referred to, in whole or in part, in a registration statement or any other document, except the reference may be made to it in documents filed with the U.S. Securities Exchange Commission or any other regulatory agency upon expressed written consent of BIO-IB.

2.                 For financial reporting purposes, the fair value of an asset is defined as the amount at which the asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Generally, quoted market prices in active markets serve as the best evidence of fair value and would be used as the basis for the measurement. However, due to the nature and current development stage of Urigen’s product candidates, fair values are approximated by reasonably estimating the price at which such assets would be bought or sold between willing buyers and sellers, and is based on the best information available under the current circumstances. The income method was selected to determine fair market value and is consistent with the definition of fair value, as defined by generally accepted accounting principles (“GAAP”).

3.                 For the purpose of this assignment in order to determine the estimated fair value of product candidates currently under development that have not yet received regulatory approval for marketing, we have utilized the income method which applies a probability weighting to the estimated future free cash flows that are derived from projected sales and estimated costs based upon management’s guidance. These estimated future free cash flows are discounted to their present values using appropriate discount rates. These discount rates incorporate specific product candidate risk factors including: the product candidate’s phase of development, likelihood of success, and clinical data. We also considered the development pathway, potential market, and associated penetration rates. The cash flows were discounted using a discount rate of 35.0%. Joint probability weightings of 15.7% to 37.0% were derived from probability weightings of 37.0% to 77.0% which were assigned based on the current phase of development and the likelihood of developmental success to each year’s free cash flow.

4.                 For the purpose of this valuation, Urigen’s intangible assets are comprised of its existing product candidate portfolio, including U101 which has been designated as the “Lead Product Candidate”. However, due to the early development stage and low degree of commercialization probability of Urigen’s other product candidates. U102 (Radiation Cystitis), U103 (Dyspareunia), U301 (Acute Urethral Discomfort), and U302 (Urethritis) (collectively the “Early Stage Product Candidates”), these compounds were not ascribed any value for the purposes of this exercise. Aside from U101, none of Urigen’s current assets, tangible assets, other assets, and goodwill associated with the products was subject to independent valuation in this report.

5.                 For the purposes of this valuation, unaudited financial statements, unaudited financial information, other records and documents, and prospective financial information (“PFI”) pertaining to business operations and the Assets were furnished by Urigen’s management. We make no representations about the achievability or accuracy of this PFI. Actual results may differ, and these differences could be material. We have not performed agreed-upon procedures, a compilation, or an examination of the

PFI. However, we have performed certain procedures to test the reasonableness of this PFI for use in this valuation. These procedures include, but are not limited to: (1) analysis of anticipated market size and applicable growth and penetration rates for the Lead Product Candidate; (2) comparison of expected development, manufacturing, and other costs as indicated by management; and (3) sales and marketing as well as costs associated with bringing pharmaceutical products to the market. Explanations were obtained from management for differences identified in these comparisons and the reasonableness of the explanations was investigated. Based on these procedures, we have determined that the PFI is reasonable and appropriate for use in reaching a conclusion of fair value for of Urigen’s intangible assets related to its Lead Product Candidate

COMPANY OVERVIEW

6.                 Urigen, a British Columbia Corporation, is a privately held specialty pharmaceutical company engaged in the development and commercialization of therapeutics for the treatment and diagnosis of urological disorders. The Company’s platform is based on a novel and proprietary formulation of globally approval products. Urigen plans to build a specialty sales force for the U.S. market targeting urologists and urogynecologists. For all territories outside the U.S., the Company plans to license out product marketing rights. Urigen’s senior management team has extensive experience with over 100 cumulative years of experience in financing, development, and commercialization of pharmaceutical products.

PRODUCT CANDIDATES

7.                 U101 (Chronic Pelvic Pain—Phase IIb)—A novel and proprietary formulation of intravesical alkalinized lidocaine-heparin that is being developed for the symptoms of pelvic pain and urgency of bladder origin. The primary endpoint of the study is based on FDA-validated pain scale and results are expected in H2 2006.

8.                 U102 (Radiation Cystitis—Phase I)—A novel and proprietary formulation of intravesical alkalinized lidocaine-heparin that is being developed for the symptoms of female dyspareunia (pain during or after sexual intercourse).

9.                 U103 (Dyspareunia—Phase I)—A novel and proprietary formulation of intravesical alkalinized lidocaine-heparin that is being developed for the symptoms of female sexual dysfunction.

10.          U301 (Acute Urethral Discomfort—Phase I)—A proprietary urethral suppository that contains lidocaine in a generally recognized as safe (“GRAS”) approved carrier base, that following insertion would melt and distribute the drug to the urethral tissue causing a rapid anesthetic effect.

11.          U302 (Urethritis—Phase I)—A proprietary urethral suppository, variety of GRAS approved carriers and therapeutic agents have been tested, for the treatment of Urethritis.

VALUATION INTRODUCTION

12.          The Assets have been valued on the basis of their fair value, which has been defined in the introduction of this report.

13.          Expected operating results and estimated cash flows were analyzed and discussed with members of Urigen’s management and consequently determined to be reasonable for use in this valuation.

14.          Our opinion for consideration of fair market value of the intangible assets, included, but was not limited to the following:

a.                 Analysis of market size and anticipated penetration rates for Urigen’s Lead Product Candidate;

b.                Comparison of expected costs as indicated by management;

c.                 Review and comparison of marketed products addressing the same indication(s); and

d.                Cost associated with bringing pharmaceutical products to the market.

15.          The methods used in determining fair market value of the intangible assets included consideration of the three traditional valuation approaches: market, cost, and income.

16.          The market approach considers prices recently paid for similar assets with adjustments made to the indicated market prices to reflect the condition and utility of the analyzed asset relative to market comparatives. Given the lack of relevant comparable asset sales this approach was not employed.

17.          The cost approach, as applied in the valuation of intangible assets, establishes fair market value based on the cost of reproducing or replacing the assets, less depreciation for functional or economic obsolescene. Valuation results derived using the cost approach can be viewed as the upper limit of value in cases where the asset is easily replaced or reproduced since no prudent investor would purchase an existing asset for more than it would have cost to create a comparable asset. The cost approach was not employed in this valuation.

18.          Based on the development status of the Lead Product Candidate, we utilized the income approach which applies a probability weighting to the estimated future free cash flows that are derived from projected revenues and estimated costs based on management’s guidance. These estimated future free cash flows are discounted to their present values using appropriate discount rates. These discount rates incorporate specific product risk factors including: the product’s phase of development, likelihood of success, and clinical data. We also considered the development pathway, potential market, and associated penetration rates. The cash flows were discounted using a discount rate of 35.0%. Joint probability weightings of 15.7% to 37.0% were derived from probability weightings of 37.0% to 77.0% which were assigned based on the current phase of development and the likelihood of developmental success to each year’s free cash flow.

VALUATION OF DRUG CANDIDATES UNDER DEVELOPMENT

19.          The fair value of Urigen’s Lead Product Candidate was estimated by discounting the probability adjusted cash flows derived from the expected revenues to their present value.

20.          The discounted free cash flow method of the income approach explicitly recognizes that the current value of an asset is premised upon the expected receipt of future economic benefits such as cost savings, periodic income, sales, or royalties. Indications of value are developed (under what many view as the traditional approach) by discounting future free cash flows to their present value at a rate that reflects both the cost of capital and the risks inherent in the specific investment.

21.          Management provided us with financial forecasts of the Lead Product Candidate. The forecasted operating expenses were compared to historical levels of operating expenses of similar product candidates at similar stages of development. The forecasted operating expenses were compared to historical levels of operating expenses and cost structure of marketed products targeting the same indications as Urigen’s Lead Product Candidate, and the forecasts were deemed to be reasonable.

22.          Management also provided us with their estimates of the costs to complete the R&D for the Lead Product Candidate. The estimated completion costs were determined to be reasonable and are reflected in the valuation models as additional operating expenses.

PRODUCT CANDIDATES

23.          For the Lead Product Candidate, revenue expectations were derived from management’s “base case” forecast, and were based upon management’s cumulative drug development experience. The expectations of revenue and expenses are consistent with market participant data.

U101 (Chronic Pelvic Pain)

24.          U101 is expected to be the first commercialized product of Urigen and is expected to reach the market in 2009. U.S. and European Union revenues are expected to peak in 2014 at $182.9 million. Expense forecasts were based on expenses of similar marketed products and management’s drug development expertise.

Other Product Candidates in Development

25.          Due to the early development stage and low degree of commercialization probability of Urigen’s other product candidates: U102 (Radiation Cystitis), U103 (Dyspareunia), U301 (Acute Urethral Discomfort), and U302 (Urethritis), these compounds were not ascribed any value for the purposes of this exercise.

DISCOUNT RATES

26.          In approximating the value of Urigen’s intangible assets, appropriate discount rates were indicated to reflect Urigen’s reliance the Lead product Candidate to produce the majority of its future cash flows. The discounted cash flow method was applied to the projected free cash flows and adjusted for the probability of success using varying discount rates and probability weightings dependent upon the level of development. The discount rate takes into consideration the uncertainty surrounding successful development and commercialization of the Lead Product Candidate.

27.          To estimate what the relative risk/reward should be for the Lead Product Candidate, we compared already completed work to the amount work and capital which is needed to complete it. In general, the earlier in the development process, the higher the risk of successfully completing the project and realizing the expected revenue and profit. The closer the project is to completion, the lower the risk of completion and the associated future expectations. The following chart summarizes this relation and the resulting discount rate and probability weightings for the Lead Product Candidate in development:

	Current
	Development	Probability of Success
Product(1)	Stage	Phase IIb	Phase III	Registration
U101	Phase IIb	37.0%	55.0%	77.0%

Notes:

(1)          For the purposes of this analysis only U101 was analysed due to the early development stage and the high degree of uncertainty pertaining to the remainder of Urigen’s product candidates

CONCLUSION

28.          Based on the investigation and analyses outlined above and on the valuation approach, methods and techniques employed, it is concluded that, as of September 13, 2006, the fair value of the designated Lead Product Candidate of Urigen is reasonably represented in the amount of $2.4 mm distributed as follows:

($Amounts in USD)

	Current
	Development
Product(1)	Stage	Fair Value
U101	Phase IIb	$2,438,610

Notes:

(1)          For the purposes of this analysis only U101 was analyzed due to the early development stage and the high degree of uncertainty pertaining to the remainder of Urigen’s product candidates